Exhibit 99.1

Application will be made to the UK Listing Authority for the New Shares to be admitted and for the Existing PartyGaming Shares to be readmitted to the premium listing segment of the Official List of the Financial Services Authority and to the London Stock Exchange for the New Shares to be admitted and for the Existing PartyGaming Shares to be readmitted to trading on the London Stock Exchange (‘Admission’).

The directors of the Company and those persons who have agreed to become directors of the Company on Completion, whose names appear in Part 3 of this document ‘Directors and Corporate Governance’ (the ‘Directors’), and the Company accept responsibility for the information contained in this document. To the best of the knowledge of the Directors and the Company (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect the import of such information.

See ‘Risk Factors’ for a discussion of certain risks and other factors that should be considered prior to any investment in the bwin.party Shares.

PartyGaming Plc

(proposed to be re-named bwin.party digital entertainment plc)

(incorporated and registered in Gibraltar under the Gibraltar Companies Act with registered number 91225)

Proposed merger of bwin Interactive Entertainment AG into PartyGaming Plc, proposed issue of up to 450,000,000 new ordinary shares in the Company in connection with the
Merger and application for admission of the entire issued share capital of the
Company to the premium listing segment of the Official List and to trading on the
London Stock Exchange’s main market for listed securities

ORDINARY SHARE CAPITAL IMMEDIATELY FOLLOWING ADMISSION[1]

Issued and fully paid

Number	Amount

852,271,026	£127,840.66

1 Assuming full uptake in the Merger of the New Shares by Existing bwin Shareholders.

Notice to US investors

The merger between PartyGaming Plc and bwin Interactive Entertainment AG is subject to the disclosure requirements and practices applicable in Gibraltar, Austria and the United Kingdom to statutory mergers, which differ from the disclosure requirements of the United States. Financial information included in this document has been prepared in accordance with International Financial Reporting Standards including International Accounting Standards and interpretations published by the International Accounting Standards Board which have been adopted by the European Commission and endorsed for use in the EU, and complies with accounting standards applicable in Gibraltar or Austria (as the case may be), and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. It may be difficult for investors to enforce their rights and any claim they may have arising under US federal securities laws. The Company is incorporated in Gibraltar, and all of its current and proposed officers and directors are residents of countries other than the United States. Investors may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment. There is also doubt as to the enforceability of certain civil liabilities under US federal securities laws in original actions in Gibraltar courts, and, subject to certain exceptions and time limitations, Gibraltar courts will treat a final and conclusive judgment of a US court for a liquidated amount as a debt enforceable by fresh proceedings in the Gibraltar courts.

Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the ‘Securities Act’) or pursuant to an exemption from such registration. The New Shares to be issued pursuant to the proposed Merger described in this document are not, and will not be, registered under the Securities Act or under the securities laws of any jurisdiction of the United States and will be issued to Existing bwin Shareholders in the United States in reliance on the exemption from registration provided by Rule 802 under the Securities Act and in reliance on available exemptions from any state law registration requirements. Neither the US Securities and Exchange Commission (the ‘SEC’) nor any US state securities commission has approved or disapproved of the securities offered in connection with the Merger, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence. In accordance with the exemption from the registration requirements of the Securities Act, provided by Rule 802 thereunder with respect to the New Shares to be issued in connection with the Merger, PartyGaming Plc will submit to the SEC any informational document it publishes or otherwise disseminates to Existing bwin Shareholders in relation to the Merger.

SUMMARY

The following information is extracted from, and should only be read as an introduction to, and in conjunction with, the full text of this document.

Introduction

On 29 July 2010, PartyGaming Plc and bwin Interactive Entertainment AG announced they had agreed the basis of a proposed merger (the ‘Merger’) of PartyGaming Plc and its subsidiaries (‘PartyGaming’) and bwin Interactive Entertainment AG and its subsidiaries (‘bwin’). The Merger will create the world’s largest listed online gaming business, with pro forma unaudited net revenues of €696.2 million, pro forma unaudited Clean EBITDA from continuing operations of €193.7 million, and pro forma unaudited profit after tax from continuing operations of €99.4 million (excluding transaction costs) for the year ended 31 December 2009 and pro forma unaudited net assets as at 31 December 2009 of €1,276.7 million after consolidation adjustments.

The Merger will be effected by way of a merger by acquisition pursuant to the Cross-Border Mergers Directive (2005/56/EC) in accordance with which, at completion of the Merger (‘Completion’), bwin Interactive Entertainment AG’s assets and liabilities will be transferred to PartyGaming Plc and bwin Interactive Entertainment AG will be dissolved without going into liquidation. It is proposed that, conditional upon and with effect from completion of the Merger, PartyGaming Plc (as the absorbing entity) will be renamed bwin.party digital entertainment plc (‘bwin.party’). bwin.party will remain registered in Gibraltar, where the central management and operational headquarters following the Merger of its group of companies (the ‘Combined Group’) will also be located.

Under the terms of the Merger, on Completion, the holders of bwin Interactive Entertainment AG shares (the ‘Existing bwin Shareholders’) will receive 12.23 shares in bwin.party in exchange for each share which they hold in bwin Interactive Entertainment AG. Immediately following Completion, and assuming full uptake in the Merger of the shares in bwin.party by Existing bwin Shareholders, bwin.party is expected to be 51.69 per cent. owned by Existing bwin Shareholders and 48.31 per cent. owned by existing holders of PartyGaming Plc shares (the ‘Existing PartyGaming Shareholders’). Deloitte Limited has confirmed in its capacity as independent expert appointed by PartyGaming Plc, pursuant to the Cross-Border Mergers Directive, that it considers the Exchange Ratio to be reasonable.

Information on PartyGaming

PartyGaming is a leading listed online gaming business, offering a variety of online games through its integrated systems platform and through a number of secondary brands and alliances. PartyGaming’s customers can play a broad range of games, using multiple languages, multiple-currency options and with the tools to help them have fun and play within their means.

PartyGaming’s key gaming sites are PartyPoker.com, one of the world’s largest online poker rooms according to PokerScout.com, and PartyCasino.com, which the Directors believe is the world’s leading online casino. PartyGaming is also a leader in online bingo having acquired Cashcade, the UK market leader according to BingoPort, with brands such as FoxyBingo.com, CheekyBingo.com and PartyBingo.com. Sports betting is offered through PartyBets.com and Gamebookers.com, while online backgammon is available at PartyGammon.com and financial spread betting and CFD trading at InterTrader.com.

In addition to its business-to-consumer (‘B2C’) offering, PartyGaming also licenses software and services to third parties through its business-to-business (‘B2B’) offering.

PartyGaming Plc listed on the London Stock Exchange in June 2005 and is a constituent member of the FTSE 250 Index series of companies. Regulated and licensed by the Government of Gibraltar and the Alderney Gambling Control Commission, and holding licences issued in Italy and France, PartyGaming has over 1,267 employees located in its head office and operations centre in Gibraltar, a business process outsourcing operation in India and operations in Europe, Israel and the United States.

In the year ended 31 December 2009, PartyGaming generated audited total revenue of €310.1 million and audited Clean EBITDA from continuing operations of €94.6 million.

Information on bwin

bwin Interactive Entertainment AG is a leading listed online gaming company with close to 2.4 million active customers in 2009. bwin operates a proprietary multi-label, multi-currency online gaming platform across leading brands in sports betting and poker, rounding out its in-house product portfolio with a proprietary bingo offering as well as online casino and games offerings from third-party suppliers.

bwin is amongst the most well known brands in online gaming, with a high degree of brand awareness across continental Europe built from a strategic sponsorship of key sports. bwin is present at some of the biggest football stadia worldwide, including the premium soccer clubs of Real Madrid and FC Bayern Munich, either as a partner or shirt sponsor. Basketball and motorsport are the other two key pillars of bwin’s sponsorship strategy.

bwin operates labels under gaming licences in Gibraltar for its .com business, and operates country-specific sites under licences issued in Italy, France, Mexico and Argentina. In addition to its B2C business, bwin operates a leading B2B poker network through Ongame Network Limited, its wholly-owned subsidiary. Through its wholly owned subsidiary, CQR Payment Solutions Limited, bwin is licensed by the FSA as a payment institution and together with the FSA’s e-money license held by Vincento Payment Solutions Limited, its wholly-owned subsidiary, bwin operates its own payment processing and issuing platform for its B2C business and various B2B partners.

Since 27 March 2000, bwin Interactive Entertainment AG has been listed on the Vienna Stock Exchange, and has been a member of the leading Austrian ATX index from July 2000 to January 2002 and since 2004. bwin’s operational business is conducted through subsidiaries and associated companies under various gaming licences, and currently has approximately 1,600 employees in four competence centres (Vienna, Stockholm, Milan and Gibraltar) and several regional offices or representations in Paris, Madrid, Buenos Aires, Beijing and Mexico City.

In the year ended 31 December 2009, bwin generated audited total revenue of €414.0 million and audited Clean EBITDA from continuing operations of €99.1 million.

Summary pro forma financial information

The following tables provide a summary pro forma unaudited consolidated statement of comprehensive income data for the Combined Group as if the Merger had occurred on 1 January 2009 and summary pro forma net assets information for the Combined Group as if the Merger had occurred on 31 December 2009:

Pro forma comprehensive income of the Combined Group for the year ended 31 December 2009

(€ million) (unaudited)
Continuing operations
Total revenue	724.1
Gross profit	705.9
Profit from operating activities (after transaction costs)	93.1
Profit before tax (after transaction costs)	94.6
Profit after tax from continuing operations (after transaction costs)	87.2

Pro forma net assets of the Combined Group as at 31 December 2009

(€ million) (unaudited)
Total assets	1,753.3
Total liabilities	476.6
Total net assets	1,276.7

Background to and reasons for the Merger

The Directors believe that the online gaming industry is entering a new phase in its development, one that is expected to see a number of regulated markets open or develop in Europe and elsewhere. As a result, scale in both absolute and relative terms is expected to be an important success factor in the online gaming industry. First, larger operators will have the necessary technical and legal infrastructure to be able to apply for and comply with new licensing requirements in jurisdictions, even if markets in these jurisdictions open in parallel. Second, by being large, the Combined Group will be well placed to compete with numerous local competitors, including incumbent monopolies that also have substantial resources and well-established brands.

The shape and breadth of both PartyGaming and bwin’s operations and areas of expertise are highly complementary from both a product and geographic perspective, and the Directors believe that there will be significant operational and financial benefits from combining PartyGaming and bwin.

Objectives and strategy of the Combined Group

The Combined Group’s strategy will reflect core elements of both PartyGaming’s and bwin’s current business strategies, given the complementary fit of PartyGaming and bwin from both a service offering and geographic standpoint. The Directors believe that the Combined Group, by exploiting its scale, breadth of products and strong brands, will be able to secure strong market positions in key markets, which should, in turn, deliver revenue growth.

The core elements of the Combined Group’s business strategy will be to:

-	focus on regulated and to-be-regulated markets;

-	organise the Combined Group along key product verticals;

-	aim to deliver the best customer experience and build confidence in core brands;

-	leverage the Combined Group’s market leading business-to-consumer (‘B2C’) offering in all product verticals;

-	position the Combined Group to enter the US market, if and when the regulatory environment allows;

-	exploit new distribution channels;

-	invest in future development through dedicated innovation teams;

-	develop long-term partnerships with sports organisations;

-	participate in further consolidation of the online gaming sector; and

-	recycle surplus software and associated infrastructure.

Synergies and merger benefits

The Directors have identified a number of potential cost savings and potential revenue enhancement opportunities from the Merger totalling €55 million per year, including €42 million of cost savings and €13 million of revenue synergies per year with approximately three quarters of these savings and synergies expected to be achieved in the first full financial year following completion of the Merger.

Summary historical financial information

PartyGaming

The following tables set forth summary financial information for PartyGaming for the periods indicated:

PartyGaming consolidated statement of comprehensive income data	Years ended 31 December			Six months ended 30 June

	2007	2008	2009	2009	2010

	(€ million) (audited)			(€ million) (unaudited)
Continuing operations(1)
Poker	205.0	190.4	136.8	71.2	64.4
Sports betting	11.2	12.4	13.2	5.4	10.2
Casino and other games	99.1	121.6	136.3	62.1	76.4
Bingo	2.9	4.2	22.8	1.2	25.8

Total net revenue from continuing operations	318.2	328.6	309.1	139.9	176.8
Other revenue	12.6	—	1.0	—	3.7
Unallocated corporate	—	—	—	—	0.7

Total revenue	330.8	328.6	310.1	139.9	181.2
Profit before tax	4.7	57.3	57.4	26.4	22.8
Profit after tax from Continuing operations	9.7	54.1	53.3	24.5	20.3
Profit (loss) after tax from Discontinued operations	19.3	(7.6)	(71.8)	(71.0)	(0.6)
Total comprehensive income (expense) for the period attributable to the equity holders of the parent	30.5	44.6	(19.7)	(46.1)	31.1

PartyGaming Clean EBITDA(2) data	Years ended 31 December			Six months ended 30 June

	2007	2008	2009	2009	2010

	(€ million) (audited)			(€ million) (unaudited)
Clean EBITDA from Continuing operations
Poker	43.4	52.9	29.7	18.0	8.4
Sports betting	2.4	3.5	4.0	1.0	3.4
Casino and other games	29.0	45.7	51.7	25.0	24.3
Bingo	1.3	0.2	9.1	0.1	6.8
Unallocated corporate	(0.1)	1.4	0.1	(0.4)	1.0

Total Clean EBITDA from Continuing operations	76.0	103.7	94.6	43.7	43.9
Clean EBITDA from Discontinued operations	(17.2)	(7.6)	(0.6)	(0.5)	—

Total Clean EBITDA	58.8	96.1	94.0	43.2	43.9

(1)

Following the US Congress’s enactment of the Unlawful Internet Gambling Enforcement Act (‘UIGEA’) on 13 October 2006, PartyGaming terminated its offering to players in the United States and classified these operations as ‘Discontinued operations’.

(2)

Clean EBITDA represents earnings before interest, tax, depreciation, amortisation, the provision for costs associated with PartyGaming’s non prosecution agreement (‘NPA’) dated 6 April 2009 with the US Attorney’s Office for the Southern District of New York (‘USAO’), reorganisation income and costs, non-cash adjustments to net revenue that are non-recurring in nature, non-cash charges relating to share based payments and exchange gains and losses.

The definition of Clean EBITDA has been adjusted from that used in PartyGaming’s previous annual and interim accounts to also exclude exchange gains and losses, on the basis that this is the calculation methodology that will be adopted in future reporting by the Combined Group.

Clean EBITDA figures within the historical financial information for the years ended 31 December 2007, 2008 and 2009 included in this document have been prepared under the new basis of calculation of Clean EBITDA, and have therefore been directly extracted for inclusion in the Clean EBITDA table above.

Clean EBITDA figures within the interim accounts for the six months ended 30 June 2009 and 2010, incorporated by reference in this document, were prepared under the old basis of calculation of Clean EBITDA. The figures disclosed in the Clean EBITDA table above for the six months ended 30 June 2009 and 2010 have therefore been adjusted to exclude exchange gains and losses.

bwin

The following table sets forth summary financial information for bwin for the periods indicated:

Consolidated statement of comprehensive income - bwin	Years ended 31 December			Nine months ended 30 September

	2007	2008	2009	2009	2010

			(€ million)
	(audited)			(unaudited)	(audited)
Continuing operations
Poker	76.2	83.2	101.0	67.5	86.7
Sports betting	143.6	178.7	188.0	124.9	177.4
Casino and Other Games	77.3	90.2	98.2	72.3	79.4

Net revenue	297.2	352.1	387.1	264.7	343.5
Other revenue	42.5	44.1	26.9	24.4	5.8

Total revenue	339.7	396.2	414.0	289.1	349.4
Profit (loss) before tax	56.3	(13.6)	49.5	29.9	5.9
Profit (loss) after tax from Continuing operations	50.4	(12.8)	46.1	26.9	7.2
Total comprehensive (expense) income for the year	50.1	(18.0)	49.3	30.2	10.0
Of which attributable to:
Parent company equity holders	50.1	(18.0)	49.4	30.2	11.5
Non-controlling interests	—	—	(0.1)	—	(1.5)

Current trading

PartyGaming

In a pre-close trading update issued on 17 December 2010, PartyGaming confirmed that revenues in the fourth quarter had enjoyed their usual seasonal upturn. Casino had performed particularly strongly with double digit revenue growth over the third quarter, although currency movements meant that the uplift in poker had been less pronounced than usual. Clean EBITDA margins were expected to be in line with PartyGaming’s previous guidance for 2010 of between 27 per cent. and 28 per cent.

bwin

In the period between 30 September 2010 and 12 December 2010, bwin’s average gross revenues per day increased 5.7 per cent. to €1,420,000 compared to €1,340,000 in the third quarter of 2010.

Information on the Merger

Terms of the Merger

The PartyGaming Board and the bwin management board have each adopted the joint Merger Plan setting out the terms on which the Merger will be effected and on which the Existing PartyGaming Shareholders and the Existing bwin Shareholders will be asked to vote at their respective extraordinary general meetings (the ‘EGMs’).

The Merger Plan provides that:

(a)

when the order from the Supreme Court of Gibraltar (the ‘Court’) sanctioning the Merger comes into force, bwin Interactive Entertainment AG assets and liabilities will be transferred to PartyGaming Plc and bwin Interactive Entertainment AG will be dissolved;

(b)	on Completion, Existing bwin Shareholders will receive 12.23 bwin.party Shares in exchange for each share of bwin Interactive Entertainment AG which they hold;

(c)

notwithstanding that Completion will occur when the Court Order comes into force, as of 30 September 2010 any transactions of bwin Interactive Entertainment AG and of PartyGaming Plc at company level shall be treated for the purposes of Austrian accounting rules as being those of bwin.party; and

(d)

pursuant to Austrian legislation, every Existing bwin Shareholder who has raised an objection against the resolution approving the Merger and requested that such objection be recorded in the minutes of the bwin EGM will be entitled to Cash Compensation, instead of bwin.party Shares for the surrender of its shares in bwin Interactive Entertainment AG.

Conditions to Completion

Completion will not take place unless the following conditions, amongst others, have been satisfied (or, if capable of waiver, waived):

(a)	Shareholder approval

The Merger constitutes a reverse takeover transaction (as defined in the Listing Rules made by the UK Listing Authority) for PartyGaming Plc. Accordingly, PartyGaming Plc is seeking the approval of Existing PartyGaming Shareholders for the Merger at the PartyGaming EGM.

Approval of the Existing PartyGaming Shareholders at the PartyGaming EGM will also be sought for certain other matters, including the adoption of new articles of association of the Company. The implementation of the Merger is conditional on the approval of the new articles of association, the PartyGaming Relationship Agreement (as defined in ‘Definitions’) and the Regulatory Process Agreement (as defined in ‘Definitions’).

The Merger must also be approved by the Existing bwin Shareholders. Accordingly, bwin will publish a convocation for the bwin EGM and supply any additional information as required by Austrian law.

(b)	Further conditions

	(i)	the Commercial Register Vienna having issued the Austrian pre-merger legality certificate;

	(ii)	the Merger being sanctioned by the Court; and

	(iii)	antitrust approval in Romania and in any other jurisdiction where completion would be unlawful or otherwise prohibited without such approval from the relevant antitrust authorities.

Relationship with principal shareholders

PartyGaming Plc has entered into new relationship agreements with the principal shareholders of PartyGaming Plc (the ‘PartyGaming Relationship Agreement’) and the principal shareholders of bwin Interactive Entertainment AG (the ‘bwin Relationship Agreement’). The PartyGaming Relationship Agreement, which is conditional upon approval at the PartyGaming EGM, and the bwin Relationship Agreement, which is conditional on Completion, will regulate certain aspects of the relationship between the Combined Group and such shareholders. Each relationship agreement provides, among other things, that, for so long as the relevant PartyGaming or bwin principal shareholders, as the case may be:

(a)

between them own or control at least five per cent. of the shares of bwin.party, they will collectively have the right to nominate one non-executive director for appointment to the board of bwin.party; and

(b)

transfer six per cent. or more of the issued share capital of bwin.party to a third-party, they may assign their right to nominate a director to the board of bwin.party provided that certain conditions are satisfied, including that the transferee is not a material competitor of bwin.party.

Subject to approval at the PartyGaming EGM, PartyGaming Plc, bwin Interactive Entertainment AG, their respective principal shareholders and certain of their directors have also entered into a Regulatory Process Agreement, which governs how the parties thereto will deal with regulatory matters, including licensing procedures and requirements.

Risk factors

Risks relating to the regulation of online gaming

─	The regulation and legality of online gaming

─	Attempts by EU Member States to prevent online gaming operators from providing services

─	Adverse changes to online gaming regulations

─	Clarification of online gaming regulation may restrict the Combined Group or lead to increased competition

─	Loss, revocation, non-renewal or change in the terms of gaming licences

─	Greater regulatory risks where the Combined Group has a physical presence

─	Involvement in ongoing litigation in Germany

─	Adverse changes to taxation

─	Regulatory authorities taking actions against customers

─	Third-party suppliers’ reactions to online gaming regulatory concerns

─	Adequacy of systems to restrict access to the Combined Group’s products

─	Negative publicity about, or the failure to control, problem and underage gambling, gambling addiction or fraudulent customer activities

─	Unenforceability of certain online gaming contracts

─	Contractual claims arising from regulatory action

Other operational risks

─	Effects of worsening general economic conditions

─	Disruptions to the scheduling and broadcasting of sporting events

─	Dependence on marketing and maintaining, developing and enhancing brands

─	Dependence on effective payment processing services

─	Maintaining poker liquidity

─	Failure to minimise losses with respect to individual events or betting outcomes

─	Exposure to customer chargebacks risks

─	Reliance on third parties

─	Dependence on technology and information systems

─	Reduced levels of broadband access and internet penetration

─	Network failure and disruption

─	Failure to adequately protect customer account information

─	Liability for contentious Austrian VAT obligations

─	Financial services regulation

─	Exposure to currency fluctuations

─	Challenges in developing and launching new products and technologies and in expanding the customer base in new geographic markets

─	Ability to remain competitive

─	Protecting, and allegations of infringement of, intellectual property rights

─	Reliance on senior management and staff

Risks relating to the Merger and potential future acquisitions

─	Failure to realise the anticipated benefits of the Merger

─	Conditions precedent for the Merger

─	Challenges in integrating PartyGaming and bwin and in implementing future acquisitions or alliances

─	Potential breaches in change of control provisions in material contracts

─	Austrian appraisal proceedings relating to Cash Compensation and Exchange Ratio

Risks relating to bwin.party’s shares

─	Regulatory requirements subjecting shareholders to voting or distribution restrictions or requiring disposal of shares

─	Market-price volatility

─	Future sales of bwin.party’s shares effect on market price

─	Influence of Principal Shareholders

─	Inapplicability of the City Code on Takeovers and Mergers

─	Investor exposure to foreign currency exchange rates

RISK FACTORS

Any investment in the bwin.party Shares is subject to a number of risks. Prospective investors should carefully consider the risk factors associated with any investment in the bwin.party Shares, the Combined Group’s business and the sector in which it operates, together with all other information contained in this document including, in particular, the risk factors described below. The following factors do not purport to be a complete list or explanation of all the risk factors involved in investing in bwin.party Shares, and additional risks and uncertainties relating to the Combined Group that are not currently known to the Directors, or that they currently deem immaterial, may also have an adverse effect on the Combined Group’s business, financial condition and/or results of operations. If this occurs the price of bwin.party Shares may decline and investors could lose all or part of their investment. Investors should consider carefully whether an investment in bwin.party Shares is suitable for them in light of the information in this document and their personal circumstances.

Risks relating to the regulation of online gaming

The regulation and legality of online gaming varies from jurisdiction to jurisdiction, is subject to uncertainties in many jurisdictions and the approach to enforcement varies from jurisdiction to jurisdiction.

PartyGaming and bwin both have customers in numerous jurisdictions around the world. The regulation and legality of online gaming and the approaches to enforcement vary from jurisdiction to jurisdiction (from open licensing regimes to prohibitions) and in certain jurisdictions there is no directly applicable legislation. In some jurisdictions, online gaming may be illegal. In many jurisdictions there are conflicting laws and/or regulations, conflicting interpretations, divergent approaches by enforcement agencies and/or inconsistent enforcement policies. Moreover, the legality of online gaming is subject to uncertainties arising from differing approaches among jurisdictions as to the determination of where online gaming activities take place and which authorities have jurisdiction over such activities and/or those who participate in them.

The Combined Group’s determination as to whether or not to permit players in a given jurisdiction to access any one or more of the Combined Group’s products and whether or not to engage in various types of marketing activity and customer contact will be made on the basis of a number of factors. These factors include:

─	the laws and regulations of the jurisdiction;

─	the terms of the Combined Group’s gaming licences;

─

the approach by regulatory and other authorities to the application or enforcement of such laws and regulations, including the approach of such authorities to the extraterritorial application and enforcement of such laws and the willingness or ability (or absence thereof) of such authorities to take enforcement action;

─	state, federal or supra national law, including EU law if applicable; and

─	any changes to these factors.

There is a significant risk that the Combined Group’s assessment of the factors referred to above may not always accurately predict the likelihood of one or more jurisdictions taking enforcement or other adverse action against the Combined Group, its customers or its third-party suppliers, which could lead to fines, criminal sanctions and the termination of the Combined Group’s operations in such jurisdiction or jurisdictions.

If the Combined Group is found by a court to be acting unlawfully in offering services to players or carrying out marketing activities in a particular jurisdiction, it may have to desist from doing so, which may have a negative effect on its operations and financial performance. There may also be additional civil, criminal or regulatory proceedings brought against the Combined Group or its directors as a result. Legal proceedings potentially have cost, resource and reputational implications, and could potentially have a material adverse effect on the operations, financial performance and prospects of the Combined Group and on the ability of the Combined Group to retain, renew or expand its portfolio of licences. Moreover, even if successfully defended, the process may result in the Combined Group incurring considerable costs and require significant management resource and time. For details of those proceedings directly involving PartyGaming or bwin which the Directors consider may have, or have had during the 12 months preceding the date of this document, a significant effect on the Company’s and/or PartyGaming’s financial position or profitability, see paragraph 15 ‘Litigation’ of Part 9 ‘Additional Information’.

Certain of PartyGaming’s or bwin’s historic, current or future activities could be construed by domestic regulatory and/or prosecutorial authorities where PartyGaming and bwin have operations, hold licences or simply provide services to customers as infringing national law prohibitions, whether administrative or criminal in nature. In the event that this results in successful prosecutions, these activities could be characterised by prosecuting authorities in the United States (if criminal in nature) as having given rise to a breach by PartyGaming of the NPA or by the Government of Gibraltar (‘GoG’) as infringing PartyGaming’s and bwin’s licences, which could lead to the USAO terminating the NPA or refusing to honour its terms, or to the GoG revoking some or all of the Combined Group’s licences. The Company has discussed the Merger with both the GoG and the USAO, neither of which has suggested that they are opposed to it.

In addition, the Gibraltar Licensing Authority has granted in-principle approval for the Merger. However, the Gibraltar Licensing Authority will review the Company’s post-Completion arrangements and has the right to revoke the Company’s licence if it is not satisfied with such arrangements. The Directors believe that the risk of the Company having its licence revoked following any such post-Completion review is remote, given the support for the Merger and the in-principle approval that the Company has already received from the Gibraltar Licensing Authority. However, if such prosecutions were commenced or such licences were revoked, this could have a material adverse effect on the operations, financial performance and prospects of the Combined Group.

The terms of the NPA apply to PartyGaming Plc and will continue to apply to it on Completion. The NPA states that its benefits and obligations extend to PartyGaming Plc’s subsidiaries. It is not entirely clear from the wording of the NPA whether this applies only to PartyGaming Plc’s subsidiaries at the time the NPA was entered into or to PartyGaming Plc’s subsidiaries from time to time. It is therefore conceivable that, after Completion, the USAO could seek additional forfeiture from the Combined Group in respect of services provided by members of bwin’s group of companies in the US prior to the enactment of the UIGEA. If the USAO sought additional forfeiture, the Company would object to that suggestion, but in any event, any such forfeiture would not be expected to be significant in view of the limited revenue bwin generated in the US prior to the enactment of the UIGEA.

There have been, and continue to be, various attempts in the EU to apply domestic criminal and administrative laws to prevent online gaming operators licensed in other EU Member States from operating in or providing services to players within their territory; the case law of the CJEU on this issue continues to evolve and the reactions of the governments of Member States creates uncertainty for online gaming operators.

In 2009, PartyGaming and bwin derived approximately 70 per cent. and 94 per cent., respectively, of their gross revenue from customers in Member States of the EU. There have been, and continue to be, attempts by regulatory authorities, state licensees and monopoly operators in certain Member States to apply domestic criminal and administrative laws to prevent, or try to prevent, online gaming operators licensed in other Member States from operating in or providing services to customers within their territories. PartyGaming and bwin permit, and the Combined Group will permit, customers in most Member States to access its services. Although seven Member States are subject to infringement proceedings initiated by the European Commission in relation to the laws that they apply to gaming as being contrary to the EU principles of free movement of services, the application and enforcement of these principles by the CJEU, the domestic courts and regulatory authorities in various Member States remains subject to continuing challenge and clarification. There have been, and continue to be, a considerable number of relevant proceedings before the domestic courts of various Member States and the CJEU. The outcomes of these proceedings remain uncertain and it may take some years before these proceedings are finally decided. For details of those proceedings directly involving PartyGaming or bwin which the Directors consider may have, or have had during the 12 months preceding the date of this document, a significant effect on the Company’s and/or PartyGaming’s financial position or profitability, see paragraph 15 ‘Litigation’ of Part 9 ‘Additional Information’.

If the jurisprudence of the CJEU continues to recognise that Member States may, subject to certain conditions, restrict the provision of online gaming services by operators licensed in other Member States, this may adversely affect the Combined Group’s ability to permit customers in a given Member State to access one or more of the Combined Group’s online gaming services and to engage in certain types of marketing activity and customer contact. Depending on the way in which national courts interpret EU law, the Combined Group may have to submit to local licensing, regulation and/or taxation in more Member States than is currently the case and/or exclude players who are based in certain Member States, either entirely or from certain product offerings. Any such consequences could potentially have a material adverse effect on the operations, financial performance and prospects of the Combined Group.

Adverse changes to the regulation of online gaming or the interpretation thereof by regulators could materially adversely affect the Combined Group.

Where regulated, the provision of online gaming services is subject to extensive laws, regulations and, where relevant, licensing requirements. These laws, regulations and licensing requirements vary from jurisdiction to jurisdiction but typically address the responsibility, financial standing and suitability of owners, directors and operators. Many of these laws, regulations and licensing requirements are recent and are subject to change at any time and relevant regulatory authorities may change their interpretation thereof at any time.

Failure to comply with relevant laws, regulations or licensing requirements may lead to penalties, sanctions or ultimately the revocation of relevant operating licences. In addition, the compliance costs associated with these laws, regulations and licensing requirements may be significant. Any adverse changes to the regulation of online gaming, the interpretation of these laws, regulations and licensing requirements by relevant regulators or the revocation of operating licences could materially adversely affect the operations, financial performance and prospects of the Combined Group.

The clarification of the regulation of online gaming may restrict the Combined Group’s ability to continue to operate in its existing and future markets and may lead to increased competition.

Certain countries in which laws currently prohibit or restrict online gaming or the marketing of those services, or protect monopoly providers of gaming services, may implement changes to open their markets through the adoption of competitive licensing and regulatory frameworks. Whilst these changes may provide growth opportunities for the Combined Group, a new licensing and regulatory regime adopted in any such country may not grant a licence to the Combined Group or may impose onerous conditions such as onerous licensing requirements, together with enforcement sanctions for breach thereof, taxation liabilities that make the market unattractive to the Combined Group, or impose restrictions that limit its ability to offer certain of its key products or to market its products in the way it would wish to do so.

Each of PartyGaming and bwin excludes, and, unless the US regulations change in favour of online gaming, the Combined Group will exclude, players resident in the United States from access to its online gaming services in compliance with US laws. It is possible that the United States will become a regulated market for online gaming at the state or federal level. However, there can be no assurance that such regulation will be passed or that, if passed, the Combined Group will obtain a licence in the United States at the state or federal level or that it will not lead to additional significant competition or significant costs for the Combined Group.

Furthermore, the Combined Group’s competitors may be established in a country or market prior to the Combined Group’s entry. If regulation is liberalised or clarified in some jurisdictions, then the Combined Group may face increased competition from other providers, and competition from those providers may have a material adverse effect on the overall competitiveness of the online gaming industry. The Combined Group may face difficulty in competing with providers that take a more aggressive approach to regulation than the Combined Group and are consequently able to generate revenues in markets from which the Combined Group does not accept customers or in which it will not advertise. Certain operators still have customers in the United States, while PartyGaming and bwin do not, which may lead to the Combined Group being disadvantaged in competing for liquidity, in particular in respect of its poker offering. Any of these factors may materially adversely affect the Combined Group’s operations, financial performance and prospects.

The opening of new markets, and the clarification of restrictions surrounding online gaming in other markets where the legal position is currently unclear, may encourage new entrants to the online gaming sector or strengthen the position of competing gaming operators. A significant increase in competition may have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The Combined Group faces the risk of loss, revocation, non-renewal or change in the terms of its gaming licences.

The Combined Group’s gaming licences tend to be issued for fixed periods of time, after which a renewal of the licence is required. Licences also typically include a right of termination for the regulator in certain circumstances. If any of the Combined Group’s gaming licences were not renewed or were revoked, this could materially adversely affect the Combined Group’s business and financial condition. In particular, the Combined Group’s

Gibraltar licences are of key importance to its operations. The revocation or non-renewal of the Combined Group’s licences could arise if the Company’s Directors, management or shareholders failed to comply adequately with the suitability, information reporting or other requirements of relevant licensing and regulatory authorities.

In addition, renewal of the Combined Group’s licences may be on terms that are less favourable to the Combined Group, which could have a material adverse effect on the operations, financial performance and prospects of the Combined Group.

The regulatory risks to the Combined Group may be greater where it has a physical presence.

Gibraltar

Two of PartyGaming Plc’s subsidiaries, ElectraWorks Limited and PGB Limited, and two of bwin Interactive Entertainment AG’s subsidiaries, bwin International Limited and Ongame Networks Limited (‘Ongame’), are licensed under the Gambling Act 2005 of Gibraltar (the ‘Gibraltar Gambling Act’) to operate remote gambling online casino activities or fixed odds betting services from Gibraltar. In addition, PartyGaming’s head office and registered office is in Gibraltar and the Combined Group’s head office and registered office will be in Gibraltar. The licences from the GoG as the Licensing Authority have been granted for a period of five years, expiring on 31 October 2014 (in respect of PartyGaming’s online casino licence), 31 July 2011 (in respect of PartyGaming’s fixed odds betting licence), 31 October 2011 (in respect of bwin’s online casino licence), 1 December 2014 (in respect of bwin’s fixed odds betting and approved pools betting licence) and 30 June 2012 (in respect of Ongame’s online casino licence), but may be renewed annually subject to the payment of a prescribed fee. The licences require the Combined Group to direct the advertising and promotion of online gaming activities only to citizens of nations in which it is not illegal for such activities to be undertaken and to not provide gambling activities to customers where such provision is illegal under the applicable law. There is a risk that certain of the Combined Group’s activities may constitute a breach of local law in jurisdictions where it has customers. The licences also require the licensee to manage and operate all of its gambling activities from approved premises in Gibraltar. The licences include provisions entitling the GoG to revoke the licence on public interest grounds and to refuse a renewal if a breach of any term or condition is not remedied within 90 days of the licensee being notified. The Directors believe that PartyGaming, bwin and Ongame have good standing in Gibraltar. However, no assurance can be given that the Combined Group’s gaming licences in Gibraltar will not be revoked or that any new, renewed or subsequent licences or approvals that may be required by the Combined Group in the future will be granted.

Austria

bwin holds a permit issued by the Vienna State Government for bets on sporting events through the internet. Two computer centres used by bwin to support its online gaming activities are located in Austria. In addition, a range of administrative functions, including marketing, financial services, customer support, IT and security services are carried out in Austria. The scope of the permit is limited and does not cover all of the online gaming activities that receive support from the operations in Austria. The Austrian Ministry of Finance, as the gaming regulatory authority, considers the offering of games of chance via the internet without an Austrian licence to be illegal. It has argued that its view of Austrian gaming regulation is in compliance with EU law and that operators other than the incumbent monopoly operators are illegal under Austrian law. However, in its judgment of 9 September 2010 in the Engelmann case (Case C-64/08), the CJEU concluded that the Austrian legislation, under which only companies registered in Austria may operate casinos, is incompatible with EU law and that the absence of a competitive procedure for the grant of licences under that legislation is also incompatible with EU law. While the Directors believe that bwin’s activities in Austria do not contravene Austrian law, no assurance can be given that the Austrian authorities and courts will take the same position. Should the Austrian authorities initiate proceedings to impose criminal penalties or seize bwin’s equipment or funds, this would cause significant disruption to the business of the Combined Group, and would have a material adverse effect on the Combined Group’s business, revenues, operating results and financial position. The Directors believe that, in the event of a seizure of bwin’s equipment or funds, it would take a few months to relocate bwin’s servers and for them to become fully operational again.

India

PartyGaming purchases business process outsourcing (‘BPO’) services from its subsidiary IVY Comptech in Hyderabad. As part of these services, IVY Comptech provides software development and IT enabled BPO services to PartyGaming. Indian state law prohibits gaming and maintaining gaming houses in India. However, there is no law prohibiting the provision of BPO services in India for gaming which takes place outside India or to gambling houses which are not located in India and which do not offer gaming services to any person accessing such services from India. Although the law regarding gaming in India does not reference or specifically prohibit online gaming, there is a risk that allegations could be made that the Combined Group’s BPO services violate the Andhra Pradesh Gaming Act 1974 and a number of other Andhra Pradesh state and central Indian laws and regulations.

PartyGaming employs technology that seeks to identify the geographic location of players who attempt to access its websites in order to ensure that its online gaming services are not accessible to any person from India. PartyGaming has been advised that on the basis that PartyGaming does not provide services to a gaming house in India and does not provide online gaming services to any person accessing such services from India, PartyGaming’s operations in India are in accordance with local gaming law. However, there can be no assurance that regulators will not regard PartyGaming’s BPO operation as breaching Indian gaming law. Any attempt, whether successful or not, by the Indian authorities to bring an action against PartyGaming for breach of its gaming laws would be likely to require it to take defensive action, resulting in legal and other costs and disruption to its business. Any requirement to relocate PartyGaming’s BPO operation from India as a result of any such action could have an adverse effect on the Combined Group’s business, revenue and financial position.

Although the Government of India has pursued policies of economic liberalisation, the influence of the Indian central and state governments on businesses in India has remained significant. There can be no assurance that the Government’s liberalisation policies will continue and specific laws and policies affecting BPO companies or companies in general, foreign investment, currency exchange rates or other matters related to operating in India, or Andhra Pradesh in particular, could change. A significant change in law or policy could disrupt the Combined Group’s BPO operations in India and materially and adversely impact its operations as a result.

Canada

A significant number of PartyGaming’s customers, who generated approximately 11.5 per cent. of PartyGaming’s gross revenue in 2009, reside in Canada. PartyGaming also advertises its play money gaming site in Canada and receives funds from, and pays out winnings to, its customers in Canada. As a result of the Merger, the Combined Group will acquire certain bwin servers which are operated by a third party service provider and are located in the

Mohawk Territory of Kahnawake. It is anticipated that bwin’s servers in Kahnawake will be decommissioned after the Merger. bwin’s subsidiary Ongame also currently holds a licence in Kahnawake which is required to be renewed every two years, with the next renewal scheduled for 31 July 2011. If bwin’s existing arrangements in Kahnawake were abruptly terminated or its operations were deemed to be illegal, then bwin would need to commence equivalent operations in another jurisdiction. The Directors believe such a change could be effected within a few weeks.

Subject to certain exceptions, the Canadian Criminal Code prohibits the offering or advertising of gaming services by persons in Canada to players resident in Canada and these provisions are drafted broadly enough to prohibit online gaming and permit prosecution if the offence takes place in Canada. This prohibition has been applied by the Canadian courts, albeit only in respect of operators with a physical presence in Canada outside the Mohawk Territory of Kahnawake. In addition, the lottery and casino legislation of the provinces in Canada where residents can access the Combined Group’s gaming sites contains provisions with regard to the availability of its gaming activities. Such legislation generally prohibits anyone but the provincial government from offering gaming services. The directors of PartyGaming Plc have been advised that it cannot be excluded that the extent of bwin’s operations and presence in Canada may be sufficient for criminal or civil proceedings to be commenced against the Combined Group, the Directors and/or other persons and entities associated with the Combined Group’s online gaming activities. Any such action against the Combined Group, the Company’s Directors, customers or others could have a material adverse effect on the Combined Group’s business, revenue and financial position. However, the Directors understand there to be significant jurisdictional and other obstacles to the imposition, adjudication and enforcement of Canadian law against the Combined Group and the Company’s Directors, as the Combined Group’s relevant operating subsidiaries are not incorporated in Canada and do not have a physical presence there.

The Kahnawake Gaming Law was enacted in 1999 by the Kahnawake Mohawk Council to permit online gaming operators to be licensed in the Kahnawake Mohawk Territory, an Indian reserve under the Indian Act (Canada) in the province of Quebec. The sovereign power of an Indian Band (as defined in the Indian Act (Canada)) such as the Kahnawake Mohawks to enact laws in the area of gaming, such as the Kahnawake Gaming Law, has not been upheld by Canadian courts in the past. In addition, residual tensions exist between the governments of Canada and the province of Quebec on the one hand, and the Kahnawake Mohawks on the other, as to the validity of the sovereignty claimed by the Mohawks in the area of gaming. However, the Directors do not anticipate an imminent challenge to the regulatory regime in the Mohawk Territory due to the sensitive political climate currently associated with this issue.

Enforcement action could, however, be taken by the Canadian national or provincial authorities, and no assurance can be given that new, renewed or subsequent licences or approvals that may be required of the Combined Group in the future will be granted or that the existing authorisation, even if valid, will be renewed or will not be cancelled. In addition, there can be no guarantee that any renewal of Ongame’s Kahnawake licence will not be on terms which are less favourable to the Combined Group.

Canadian authorities may seek to disrupt the operation of the gaming servers used by the Combined Group in Kahnawake, either through political pressure on the Kahnawake Mohawks or by seizure of the equipment hosting the server site, which could have a material adverse effect on its business, revenue and financial position. The Directors believe that it is unlikely, in the prevailing political climate, that the Canadian authorities would attempt to have the servers closed by taking unilateral enforcement action.

Any attempt, whether successful or not, by the Canadian federal or provincial authorities to bring an action against any company in the Combined Group or the Directors would be likely to require the Combined Group to take defensive action, resulting in legal and other costs and in the diversion of management time and resources. If the Combined Group had to stop dealing with Canadian customers, this would also have a material adverse effect on revenues and operating profits.

Sweden

bwin Games AB is a Swedish subsidiary of bwin Interactive Entertainment AG with business premises and a significant number of employees in Stockholm. Swedish law prohibits the arrangement of online gaming activities within Sweden as well as the promotion of gaming services to Swedish residents. bwin Games AB is responsible for technological development of the poker software used in bwin’s websites and for remote maintenance of the productive systems. The Directors believe that these services do not contravene Swedish law. If Swedish regulatory authorities take a different view, it cannot be excluded that it would be open to them to initiate criminal proceedings against bwin Games AB. An adverse ruling by the Swedish authorities could force bwin Games AB to relocate its Swedish operations to another jurisdiction. Any such relocation could lead to a delay in the further development of the Combined Group’s poker platform (the development of which is part of the Combined Group’s post-Completion strategy and an expected source of transaction synergies) or could lead to IT systems being temporarily unavailable to the poker network. While measures have been initiated by bwin, including outsourcing development services to India, to mitigate the impact of a relocation of the Swedish operations, there can be no assurance that a relocation would not have a material adverse effect on the business, revenues, operating results and financial position of the Combined Group.

The Combined Group is involved in ongoing litigation in Germany.

There are numerous ongoing and pending civil and administrative proceedings in Germany against bwin, bwin International, bwin e.K and the Ongame Network, challenging the legality of, or seeking to prohibit, bwin’s activities in one or more German states or in Germany as a whole. For a detailed description of these proceedings, see paragraph 15.2.4 ‘Germany’ in Part 9 ‘Additional Information’. In light of recent CJEU and Federal Supreme Court rulings as described in ‘The case law of the CJEU most relevant to the activities of the Combined Group’ and ‘Other EU jurisdictions – Germany’ both in Part 4 ‘Regulatory, Fiscal and Corporate Matters’, bwin believes that the various pending proceedings in Germany should be dismissed. However, given that the Combined Group generates significant revenue from Germany, an adverse ruling in any of these proceedings, especially one that would result in the Combined Group being forced to cease operations in one or more German states, could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

Adverse changes to the taxation of online gaming or the imposition of statutory levies or other duties or charges could materially and adversely affect the operations, financial performance and prospects of the Combined Group.

The jurisdictions in which each of PartyGaming and bwin hold, and the Combined Group will hold, licences will impose taxes and duties on its licensed activities. Adverse changes to the taxation of online gaming, or the imposition of, or adverse changes to, statutory levies or other duties or charges, in the jurisdictions where PartyGaming and bwin hold and the Combined Group will hold licences could materially adversely affect the Combined Group’s operations, financial performance and prospects.

PartyGaming and bwin each have a policy, and following Completion the Combined Group will have a policy, to manage and operate each of their group companies in a way that is intended to ensure that it has a taxable presence only in the jurisdiction in which it has a registered business presence and that it has no taxable permanent establishments or other taxable presence in any other jurisdiction. However, if any group company is found to have a taxable presence elsewhere, whether on the basis of existing law or the current practice of any tax authority or by reason of a change in law or practice, this may have a material adverse effect on the amount of income tax or value added tax (‘VAT’) payable by the Combined Group.

It is also PartyGaming’s and bwin’s policy that the pricing of any arrangements between group companies, such as the intra-group provision of services, are intended to be established on an arm’s length basis. However, if the tax authorities in the relevant jurisdictions do not regard the arrangements between any of the group companies as being made at arm’s length, the amount of tax payable by the Combined Group may increase materially.

The Combined Group’s customers are located worldwide. Revenues earned from customers located in a particular jurisdiction may give rise to direct or turnover taxes in that jurisdiction. Moreover, if jurisdictions where gaming winnings are currently not subject to income tax or are taxed at low rates were to begin to levy taxes or increase the existing tax rates on winnings, online gaming might become less attractive for players in those jurisdictions. The levying of additional taxes, either on the basis of existing law or the current practice of any tax authority or by reason of a change in law or practice, may have a material adverse effect on the amount of tax payable by the Combined Group.

The taxation of online gaming businesses is constantly being evaluated and developed by tax authorities. While national approaches to e-commerce taxation are still evolving, it is generally accepted by many tax authorities that the underlying tax principles applying to traditional businesses apply equally to e-commerce businesses. PartyGaming and bwin each have a policy to arrange its affairs within the constraints of e-commerce with a view to managing and mitigating its exposure to tax on its operations outside the jurisdictions in which group companies have a registered business presence. For as long as the taxation of e-commerce businesses continues to evolve, however, the Combined Group (along with other online businesses) will remain susceptible to possible changes in law or to possible challenges from tax authorities under existing law, which may result in an adverse effect on the amount of tax payable by the Combined Group.

Each of PartyGaming and bwin regularly reviews its tax provision on the basis of current law. It is possible that the Combined Group’s tax provision may turn out to be insufficient.

If regulatory authorities take actions against players, this could reduce the demand for the Combined Group’s gaming offerings.

There are a number of markets in which the Combined Group has customers where it may be illegal or may become illegal under domestic laws for individuals to engage in online gambling. To date, regulatory agencies have been reluctant to enforce these laws against private individuals. Any attempt in the future by regulatory authorities to enforce such provisions against private individuals could significantly affect demand for the services provided by the Combined Group and thereby have an adverse effect on the business, revenues, operating results and financial position of the Combined Group.

Uncertainty as to the legality of online gaming may deter third-party suppliers from dealing with the Combined Group.

Each of PartyGaming and bwin depends, and the Combined Group will depend, on third-party suppliers such as payment processing, telecommunications, advertising, technology, banking and other service providers. The willingness of such providers to provide their services to the Combined Group may be affected by their own assessment of the legality of their provision of services to the Combined Group, of the Combined Group’s business or of the online gaming sector, and by political or other pressure brought to bear on them. Adverse changes in law or regulation or enforcement policies in any jurisdiction may make the provision of key services to the Combined Group unlawful or problematic in such jurisdictions. To the extent that third-party suppliers are unwilling or unable to provide services to the Combined Group, this may have an adverse impact on the Combined Group’s business and profitability.

The introduction of legislation or regulations restricting financial transactions with online gaming operators, other prohibitions or restrictions on the use of credit cards and other banking instruments for online gaming transactions may restrict the Combined Group’s ability to accept payment from its customers. These restrictions may be imposed as a result of concerns related to fraud, payment processing, anti-money laundering or other issues related to the provision of online gaming services. A number of issuing banks or credit card companies may from time to time reject payments to the Combined Group that are attempted to be made by customers. Should such restrictions and rejections become more prevalent, or any other restriction on payment processing be introduced, gaming activity by the Combined Group’s customers or the conversion of registered customers into active customers could be adversely affected, which in turn could have a material adverse effect on operations, financial performance and prospects.

The introduction of legislation or regulations requiring internet service providers in any jurisdiction to block access to the Combined Group’s websites and products may restrict the ability of customers to access its products offered. Such restrictions, should they be imposed, could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The Combined Group’s systems and controls to restrict access to its products may not be adequate.

PartyGaming and bwin rely, and the Combined Group will rely, on technological systems and controls to block customers from certain jurisdictions accessing their services. These systems and controls are intended to ensure that the Combined Group does not accept money from customers located in those jurisdictions, such as the United States, and where it has made a decision not to offer its products and services. These systems and controls could fail or otherwise be found to be inadequate, either currently or as a result of future technological developments. This may result in violations of applicable laws or regulations. Any claims in respect of any such violations could have cost, resource, and reputational implications, as well as implications on the ability of the Combined Group to retain, renew or expand its portfolio of licences, and so have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

Negative publicity about, or the Combined Group’s failure to prevent, underage gambling, gambling addiction, fraud, corruption in sport, money laundering or other fraudulent activities may adversely affect the Combined Group’s reputation and business.

Negative publicity about underage gambling, gambling addiction, fraud (including money laundering) or corruption in sport (including collusion and match-fixing), even if not directly or indirectly connected with the Combined Group or its products, may adversely impact the Combined Group’s reputation and the willingness of the public to participate in gaming or a particular form of gaming. As a result, the number of potential customers available to the Combined Group could be adversely affected. The occurrence of any of these events could materially adversely affect the operations, financial performance and prospects of the Combined Group.

Online transactions may be subject to sophisticated schemes or collusion to defraud (including to increase gaming winnings), launder money or other illegal activities, and there is a risk that the Combined Group’s products may be used for those purposes either by its customers or its employees. Collusion between customers and the use of sophisticated computer programmes that play poker automatically (‘bots’) are known methods of online gaming fraud. While PartyGaming and bwin have implemented controls and procedures to detect and guard against fraudulent play and other collusion between customers, money laundering and other fraudulent activities and cyber attacks, including distributed denial of service (‘DDoS’) attacks, the Combined Group could lose the confidence of its customers and its reputation could be damaged if these controls and procedures are not effective in all cases, or are circumvented or if the Combined Group fails to implement new controls and procedures or to counter new money laundering, collusion and fraud techniques. The Combined Group monitors collusion and bots and regularly closes accounts and blocks access to offenders. If collusion, bots and other forms of fraud are not detected, the affected customers may experience increased losses. This could lead to customers becoming dissatisfied with the Combined Group’s sites. Moreover, failure of the Combined Group to protect itself and its customers from fraudulent activity, either by customers or employees, could result in reputational damage to the Combined Group and could materially adversely affect its operations, financial performance and prospects. In addition, failure to adequately monitor and prevent money laundering and other fraudulent activity could result in civil or criminal liability for the Combined Group.

Online gaming contracts may be unenforceable.

In several of the Combined Group’s key markets (such as, possibly Canada, Germany and Greece), online gaming contracts are deemed by law either to be null and void or unenforceable. In some jurisdictions, customers who have placed bets might be able to recover money paid under an unenforceable contract, through the operation of restitutionary principles. Therefore, although neither PartyGaming nor bwin has faced claims of this kind to date and the choice of law clauses in end-user terms and conditions stipulate that gaming transactions take place in the location of the operator, there is a risk that customers who have placed bets on an online gaming site could later demand to recover the funds that they have wagered from the operators of the site. If such claims were successful, this could have a material adverse effect on the business, revenues, operating results and financial position of the Combined Group.

The Combined Group may be exposed to contractual claims arising from regulatory action.

PartyGaming and bwin have each entered into agreements with service providers in relation to, amongst other things, the marketing of PartyGaming’s and bwin’s products and the processing of payments. PartyGaming and bwin have also entered into sponsorship agreements with companies or entities that they have agreed to sponsor. Many of these agreements contain warranty, indemnity and termination provisions that the counterparties to the agreements may rely on in circumstances where, for instance, the validity of a licence held by PartyGaming or bwin, as the case may be, is disputed (whether as a result of judicial proceedings, a change in law or otherwise), or where regulatory action is taken against the counterparty.

If such claims are made, or action is taken, and counterparties were to rely on the relevant warranty, indemnity or termination provisions, the Combined Group could be faced with material damages or indemnity claims. The Combined Group may also remain liable for any outstanding fees payable to the counterparty of an agreement which has been terminated without, however, receiving any value for such fees. The termination of one or more of the Combined Group’s service or sponsorship agreements and any damages claims brought by the counterparties to such agreements could have a material adverse effect on the Combined Group’s business, revenues, operating results and financial condition.

PartyGaming is subject to indemnification obligations under the underwriting agreement entered into with the underwriters in connection with PartyGaming Plc’s IPO in June 2005.

In the underwriting agreement entered into in connection with PartyGaming Plc’s IPO in June 2005, PartyGaming Plc agreed to indemnify the underwriters of the IPO for certain losses suffered by the underwriters in connection with claims related to the IPO. The liability of the Company to the underwriters pursuant to the underwriting agreement is unlimited in time and amount. The Directors believe that in 2006 the USAO approached one of the underwriters regarding that underwriter’s involvement in the PartyGaming IPO, at a time when PartyGaming was offering gambling services to players in the United States, prior to the enactment of the UIGEA. The Existing Directors are not aware of the USAO taking any legal or regulatory actions or proceedings against this underwriter, and PartyGaming has not been contacted by this underwriter regarding the same. The Directors believe that the risk of any such legal or regulatory actions or proceedings is remote. However, there can be no assurance that the USAO or other US authorities will not pursue any legal or regulatory actions or proceedings against the underwriters, which could, in turn, give rise to PartyGaming or the Combined Group being required to make indemnification payments to the underwriters. The Directors do not believe it is possible to specify the potential quantum of such a claim if any, that might be made against the Company.

Other risks relating to the operations of PartyGaming and, if the Merger becomes effective, the Combined Group

The worsening of general economic conditions could adversely affect the Combined Group’s customer activity levels and its financial performance.

The Combined Group will rely on its customers having sufficient funds to spend on gaming. During the recent economic downturn, both PartyGaming and bwin experienced lower customer activity levels and smaller customer deposits. While other factors, such as foreign exchange movements and intense competition, were also factors influencing these decreases, any further worsening of general economic conditions could significantly affect the Combined Group’s customer activity levels and could therefore materially adversely affect its operations, financial performance and prospects.

Aspects of the Combined Group’s business will depend on the scheduling and live broadcasting of major sporting events.

The Combined Group’s business, financial condition and results of operations are impacted by the scheduling and live broadcasting of major sporting events. In particular, a significant portion of the Combined Group’s revenue will be derived from betting on football, including in-play betting. Disruptions to the scheduling and broadcasting of those sports may have a material impact on the Combined Group’s results of operations. In some instances, the scheduling of major sporting events occurs seasonally (for example, the European Champions League) or at regular but infrequent intervals (for example, the FIFA World Cup). The cancellation, postponement or curtailment of significant sporting events, for example due to adverse weather conditions, terrorist acts, other acts of war or hostility or the outbreak of infectious diseases (such as foot and mouth disease), or cancellation, disruption to, or postponement of, the live broadcasting of such sporting events, for example due to contractual disputes, technological or communication problems, or the insolvency of a major broadcaster, could materially adversely affect the operations, financial performance and prospects of the Combined Group.

The Combined Group’s success may depend on the maintenance, development and enhancement of its brands as well as those of its key B2B customers.

The success of the Combined Group may depend on the maintenance, development and enhancement of its brands. If the Combined Group is unable to maintain, develop and enhance its brands, its ability to implement its strategic goals may be adversely affected. The Combined Group will also use affiliate marketing that is expected to generate a significant portion of its revenue. If the Combined Group’s affiliates suffer damage to their reputation, or become subject to onerous regulatory or legislative requirements, this could adversely affect the Combined Group’s brands. In addition, increased competition may require more management time and resource and greater levels of expenditure to maintain, develop and enhance the Combined Group’s brands, which may have a material adverse effect on its operations, financial performance and prospects. In its B2B division, the Combined Group may also be dependent on the success of its B2B customers’ brand development and enhancement efforts.

The Combined Group’s success may depend on the effectiveness of its marketing.

Customer acquisition and retention, and therefore the Combined Group’s business, financial condition and results of operations, may depend significantly upon the effectiveness of marketing activities. Ineffective and/or inefficient marketing activity undertaken by the Combined Group, including, in particular, any wasted costs and/or missed opportunities associated therewith, may also have a material adverse effect on the Combined Group’s operations, financial performance and prospects. In its B2B division, the Combined Group may also be dependent on the success of its B2B customers’ marketing activities.

The Combined Group depends on high standards of payment processing.

The provision of convenient, trusted, fast, competitive and effective payment processing services to the Combined Group’s customers and potential customers is an important success factor. If there is any deterioration in the quality of the payment processing services provided to the Combined Group’s customers or any interruption to those services, or if such services are only available at an increased cost to the Combined Group or its customers or such services are terminated and no timely and comparable replacement services are found, the Combined Group’s customers and potential customers may be deterred from using the Combined Group’s products. Any of these occurrences may have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The success of the Combined Group’s poker business is associated with maintaining liquidity.

The Combined Group’s poker business requires, and its success is dependent on, high levels of customer liquidity, as customer liquidity increases the number of opposing players available and the size of the winnings pot. Significant reduction of this liquidity could have a material adverse impact on the attractiveness of the Combined Group’s poker offering, as well as eroding one of its key competitive strengths.

Regulations in certain countries, such as Italy and France, provide that players within these countries may only play against other players located in the relevant country (so-called ring-fenced markets). As a result, online gaming operators now need to be able to establish sufficient poker liquidity in countries with such regulations, in addition to establishing a large international market for other countries. Should additional countries with large market potential for the Combined Group seek to ring fence their player liquidity in a similar manner to Italy and France, the Combined Group’s failure to establish sufficient player liquidity in these countries could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The Combined Group may experience significant losses with respect to individual events or betting outcomes.

The Combined Group’s fixed-odds betting products will involve betting where winnings are paid on the basis of the stake placed and the odds quoted, rather than derived from a pool of stake money received from all customers. While bets in excess of certain defined limits are to be referred to the Combined Group’s central betting control department, there is potentially no upper limit on the losses that may be incurred by the Combined Group in relation to each fixed-odds betting outcome, although there are individual limits on the amount of winnings that can be cashed out by any individual customer on a single day. A bookmaker’s odds are determined so as to provide an average return to the bookmaker over a large number of events. There is an inherently high level of variation in gross win percentage event-by-event and day-by-day. PartyGaming’s and bwin’s gross win percentage has historically remained fairly constant. In the short-term, however, there is less certainty of generating a positive gross win and each of PartyGaming and bwin has from time to time experienced significant losses with respect to individual events or betting outcomes. There can be no assurance that the Combined Group’s systems and controls will be effective in reducing the exposure to this risk. The effect of future fluctuations and single-event losses could have a material adverse effect on the Combined Group’s cash flows and therefore a material adverse effect on its business, financial condition and results of operations.

PartyGaming is, and the Combined Group will be, exposed to the risk of customer chargebacks.

Chargebacks occur when customers, card issuers or payment processors seek to void credit card or other payment transactions. Chargebacks are a cost of most retail-based businesses and do not relate only to online gaming. Cardholders are supposedly able to reverse card transactions only if there has been unauthorised use of the credit or debit card or the services contracted for have not been provided. Customers occasionally seek to reverse their real money losses through chargebacks. Both PartyGaming and bwin place great emphasis on control procedures to protect from chargebacks, including tracking customers that have previously charged back and by providing their customers with a variety of alternative payment processing methods to reduce the risk of chargebacks. It is expected that a proportion of customers will continue to reverse payments made by credit card and other payment methods through the use of chargebacks, and if this is not controlled it could materially affect the Combined Group’s business, financial condition and results of operations.

The Combined Group will depend on a number of third parties for the operation of its business.

Each of PartyGaming and bwin has, and the Combined Group will have, key contractual relationships with a number of third parties, including suppliers, software/technology providers, insurers, partners, banks and payment processors. The failure of one or more of these third parties may have a material adverse impact on the financial and operational performance of the Combined Group. Similarly, the failure of one or more of these third parties to fulfil its obligations to the Combined Group for any other reason may also cause significant disruption and have a material adverse effect on its operations, financial performance and prospects. In this regard, the risk associated with the failure of banks and payment processors with which the Combined Group maintains direct contractual relationships may be distinguished from the risk of banks or credit card companies rejecting customer payments to the Combined Group.

The Combined Group will depend on technology and advanced information systems, which may fail or be subject to disruption.

The integrity, reliability and operational performance of the Combined Group’s IT systems will be critical to its operations. These IT systems may be damaged or interrupted by increases in usage, human error, natural hazards or disasters, or similarly disruptive events. Furthermore, PartyGaming’s and bwin’s current systems may be unable to support a significant increase in online traffic or increased customer numbers, whether as a result of the Merger, or organic or subsequent inorganic growth of the business. Any failure of the Combined Group’s IT infrastructure or the telecommunications and/or other third-party infrastructure on which such infrastructure relies (for example, in Gibraltar or Alderney) could lead to significant costs and disruptions that could reduce revenue, harm the Company’s business reputation and have a material adverse effect on the operations, financial performance and prospects of the Combined Group.

The Combined Group will have in place business continuity procedures, disaster recovery systems and security measures in the event of network or IT failure or disruption. However, those procedures and measures may not be effective to ensure that the Combined Group is able to carry on its business in the ordinary course if they fail or are disrupted, and they may not ensure that the Combined Group can anticipate, prevent or mitigate a material adverse effect on its operations, financial performance and prospects resulting from such failure or disruption.

In addition, ensuring that appropriate protections are in place to detect any intrusion or other security breaches, together with preventative measures safeguarding against sabotage, hackers, viruses, and cyber crime will also be essential to the Combined Group’s success. Any failure in these protections could have a material adverse effect on the operations, financial performance and prospects of the Combined Group.

The Combined Group’s ability to develop new markets may be adversely impacted by reduced levels of broadband access and internet penetration.

Broadband access and internet penetration may be negatively affected by various factors, including the introduction of new media or communications channels or the growth of existing alternative channels (such as mobile and television). In addition, broadband access and internet penetration may be adversely affected by difficult global economic conditions or the cancellation of government programmes to expand broadband access, as occurred in the United Kingdom. There is a significant risk that a reduction in the growth of, or a decline in, broadband access and internet penetration, could materially adversely affect the Combined Group’s ability to develop new markets.

Significant resources may be required to protect the Combined Group against network failure and disruption.

The Combined Group may at any time be required to expend significant capital or other resources (including staff and management time and resources) to protect the Combined Group against network or IT failure or disruption, including the replacement or upgrading of its existing business continuity systems, procedures and security measures. If replacements, expansions, upgrades and/or other maintenance are not implemented successfully or efficiently or there are operational failures, the quality of the Combined Group’s product portfolio and service experienced by its customers will be adversely impacted. If, as a result, customers were to reduce or stop their use of the Combined Group’s products and services, this could have a material adverse effect on its operations, financial performance and prospects.

Failure to adequately protect customer account information could have a material adverse effect on the Combined Group.

The Combined Group processes personal customer data (including name, address, age, bank details and gaming history) as part of its business and therefore must comply with strict data protection and privacy laws in the EU and certain other jurisdictions in which the Combined Group has customers or holds or transfers information. Such laws restrict the Combined Group’s ability to collect and use personal information relating to customers and potential customers. Notwithstanding the Combined Group’s IT and data security and other systems, it is exposed to the risk that this data could be wrongfully accessed and/or used, whether by employees, customers or other third-parties, or otherwise lost or disclosed or processed in breach of data protection regulation. If the Combined Group or any of the third-party service providers on which it relies fails to transmit customer information and payment details online in a secure manner or if any such loss of personal customer data were otherwise to occur, the Combined Group could face liability under data protection laws. This could also result in the loss of the goodwill of its customers and deter new and existing customers. Each of these factors could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

Contentious Austrian Value Added Tax (‘VAT’) payment obligations may have a negative impact on the Combined Group.

The Austrian tax authorities have issued a tax assessment notice to bwin Interactive Entertainment AG, demanding payment of VAT arrears in the aggregate amount of €6.4 million in relation to tax years 2002 to 2004, inclusive. The tax authorities are claiming that, as a result of bwin Interactive Entertainment AG using its data processing centres in Austria to host the webpage of its wholly owned subsidiary in Gibraltar, bwin International Limited, the Gibraltar subsidiary is deemed to have a permanent establishment in Austria for VAT purposes (although not for any other purpose), thereby giving rise to Austrian VAT liability. bwin Interactive Entertainment AG has appealed against this notice to the Independent Finance Senate Vienna. As bwin believes that it will ultimately prevail in its appeal against the assessment notice, bwin has not recognised the contested VAT arrears in its consolidated financial statements. The verdict of the Independent Finance Senate Vienna is expected within the next 12 months. If the Independent Finance Senate Vienna finds in favour of the Austrian tax authorities, bwin Interactive Entertainment AG will be able to appeal to the Austrian Supreme Administrative Court. If the Supreme Administrative Court were also to find in favour of the Austrian tax authorities, bwin Interactive Entertainment AG could then be subject to VAT arrears for all tax years since 2002. The total tax liability in theory could amount to a total of up to €130 million for tax periods from 2002 to June 2010. This tax liability, if upheld, would have a significant negative impact on the Combined Group’s operations, financial performance and prospects. However, the maximum tax liability that bwin Interactive Entertainment AG could be required to pay in the next 12 months is €6.4 million (the demand in relation to tax years 2002 to 2004) which would become payable if the Independent Finance Senate Vienna found in favour of the Austrian tax authorities.

In addition, the Austrian tax authorities may decide to initiate further VAT audits for 2005 and any subsequent years. If such audits were to result in the assessment of VAT arrears for these years and such assessments are upheld by the courts, this would also have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The receipt and holding of client funds could be regarded as deposit-taking business.

In common with other online gaming businesses, payments from PartyGaming’s and bwin’s customers are generally required in advance of permitting such customers to participate in gaming activities. The receipt of funds from customers may be subject to regulation in various countries. For example, such payments may constitute ‘deposits’ for the purposes of the UK financial services regime. Accepting deposits in the UK is a regulated activity, generally requiring those that accept deposits in the UK to be authorised as banks. The Directors of PartyGaming Plc have been advised that the acceptance of payments should not require authorisation as ‘deposit taking’ in the UK by the Financial Services Authority, the UK regulator. The Proposed Directors take a similar view in respect of sums received by bwin.

The Directors have considered the application of the rules on the issue of electronic money and payment services to PartyGaming’s and bwin’s payment arrangements. In each case, they have been advised that it is unlikely that these arrangements as currently operated involve the issue of electronic money or provision of regulated payment services in the UK except in relation to one member of the bwin group (CQR UK Payment Solutions Limited) which is an authorised payment institution. However, the relevant EU directives are broadly drafted and it cannot be guaranteed that relevant EU regulators would not take a contrary view. PartyGaming plc is currently assessing the regulatory impact of this legislation on the limited use of pre-paid cards in connection with its websites in certain jurisdictions outside the UK.

Regulatory regimes across the world are being materially tightened following the financial crisis. If any relevant regulator were to challenge the Combined Group’s payment arrangements, and the Combined Group was unable to withstand such challenge, it would have to reorganise the way in which it receives payments from its customers. Such a reorganisation of payment systems could disrupt the business and, as a result, have an adverse impact on the Combined Group’s operations, financial performance and prospects.

The Combined Group will be exposed to foreign exchange rate fluctuations.

The Combined Group’s reporting currency will be euro, but part of its deposits and expenditure will be in other currencies, notably US dollars, Canadian dollars, pounds sterling, Czech Koruny, Danish Krone and Hungarian forint. As a result, revenue and costs are affected by foreign exchange rate fluctuations. Exchange rate fluctuations may affect the Combined Group’s consolidated statement of financial position, particularly individual assets and liabilities, but the Combined Group will seek to minimise the effect on net assets where in the opinion of the Directors it makes economic sense to do so.

The Combined Group may, from time to time, hedge a portion of its currency exposures and requirements to try to limit any adverse effect of exchange rate fluctuations on its operations,

financial performance and prospects, but there can be no assurance that such hedging will eliminate the potentially material adverse effect of such fluctuations.

The development and launch of new products or new technologies may not be achieved in a timely manner or at all and such products or technologies may not be successful.

The success of PartyGaming and bwin to date can partly be attributed to their ability to develop and launch new customer products and new and innovative technologies. There can be no certainty that the Combined Group will continue to be able to develop its technology to keep up-to-date with developments across the online gaming sector and, in particular, to launch such products or new technologies in a timely manner or at all. In addition, there can be no certainty that such products will be popular with customers or that such products or new technologies will be reliable, robust and not susceptible to viruses or failure. Any of these factors could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The Combined Group’s competitors may address or implement new technologies before the Combined Group is able to do so, or may implement them in a more appealing way.

The Combined Group’s competitors may address or implement new technologies before the Combined Group is able to do so or may implement them in a more appealing way. There can be no certainty that existing, proposed or as yet undeveloped technologies will not become dominant in the future or otherwise displace the Combined Group’s services or render them obsolete. If the Combined Group is not able to compete effectively with current or future competitors with earlier or more appealing technology, this could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The Combined Group’s efforts to expand its customer base in new geographic markets may not be successful.

As a result of social, political and legal differences between jurisdictions, successful marketing in a new jurisdiction will often involve local adaptations to the Combined Group’s overall marketing strategy. While PartyGaming and bwin have been successful in entering new geographic markets to date, future entry into new geographic markets may not be successful. In particular, the Combined Group’s marketing strategy in new geographic markets may not be well received by target customers or may not otherwise be socially acceptable in that jurisdiction. The Combined Group may be unable to deal successfully with a new and different local operating environment and may be subject to unfamiliar restrictive local laws and regulations which may include specific technological requirements that are incompatible with the Combined Group’s technology or business model. The Combined Group may also face local state monopolies or other local vested interests that oppose the entry of new operators or already have substantial local market share. In addition, the Combined Group may be required to commit to paying large up-front fees for future gaming licences. The Combined Group may be unable to secure new licences on acceptable terms where required in order to access customers in any given jurisdiction. Each of these could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The Combined Group is exposed to the risk of competition.

If the Combined Group is unable to compete effectively, it may lose customers and may not be able to attract new customers. The online gaming industry is increasingly competitive and the Combined Group may be unable to predict, or adequately plan for, the strategies of its competitors. The Combined Group may be unable to respond quickly or adequately to the changes in the industry brought on by new products and technologies, the availability of products on other technology platforms and marketing channels, the introduction of new website features and functionality or new marketing and promotional efforts by the Combined Group’s competitors or new competitors and new technology.

Whilst the Directors believe the Merger will strengthen the Combined Group’s competitive position, there will be challenges from new and existing competitors who may have larger customer bases and greater brand recognition. In addition, the Combined Group is at risk from further consolidation in the industry which might result in the formation of a very large competitor to whom the Combined Group might lose market share. Other competitors may have significantly greater financial, technical, marketing and other resources than the Combined Group and may be able to secure greater liquidity than the Combined Group. A loss of market share and, in particular, a loss of liquidity in the Combined Group’s poker business could have a considerable adverse effect on the Combined Group’s business.

PartyGaming and bwin also compete for customers with their B2B customers, who incorporate PartyGaming’s and bwin’s gaming systems and software into their own back-office systems and market the resulting online gaming services themselves. While the Combined Group does not incur any marketing expense associated with its B2B revenues, this competition may lead to the Combined Group’s operating margin declining, as B2B customers offer increasing incentives to attract customers, which may require the Combined Group to spend more on its own customer acquisition. Those of the Combined Group’s B2B customers who are invited to join the Combined Group’s B2C platform will also enjoy shared poker player liquidity, as those customers will be able to share most tables on the Combined Group’s platforms. If there is a break-down in, or termination of, contractual relations between the Combined Group and its B2B customers, the Combined Group may become a party to disputes or litigation that could be expensive, lengthy and disruptive to business operations. Disputes which cannot be resolved favourably could have a material adverse effect on the Combined Group’s operations and financial performance.

PartyGaming and bwin supply, and the Combined Group will supply, some B2B services to its customers on a revenue-share basis. While some B2B customers contribute additional customer liquidity to PartyGaming’s and bwin’s poker and other platforms, these B2B customers compete for customers with the Combined Group. The Combined Group may be unable to agree terms for the continuation of its existing B2B arrangements, or B2B customers may decide in the future to terminate their arrangements, which would result in the loss of customer liquidity and some decline in revenue. In addition, if such B2B customers were to enter into new arrangements with competitors of the Combined Group, the market share of the competitors would increase, thereby strengthening their market position.

The Combined Group will use affiliate marketing for a significant portion of its revenue, and the loss of support from such affiliates could adversely affect its business. The revenue generated from affiliate marketing represented approximately 60 per cent. of PartyGaming’s poker revenue for the six months ended 30 June 2010 and 18 per cent. of bwin’s poker revenue for the nine months ended 30 September 2009. The Directors consider this network to be important to the future growth of the Combined Group’s poker revenue. However, some of the participants in this network may choose to compete with the Combined Group by also marketing their own brands or brands of competitors. Therefore, they may decide in the future to shift their activities towards competitors of the Combined Group or terminate their agreements with the Combined Group. If the Combined Group’s affiliate marketers decide to market their own or a competitor’s services, the Combined Group’s revenues may decline.

Furthermore, online gaming faces competition from other leisure activities. There can be no assurance that online gaming will be able to increase or maintain its market share against such other leisure activities.

The Combined Group may face difficulties in protecting its intellectual property.

The Directors consider the brands, know-how, copyright in software, copyright in data, trade marks, domain names and other intellectual property of PartyGaming and bwin to be a competitive advantage and key to the Combined Group’s prospects. The Combined Group’s failure or inability to protect its intellectual property rights, including its rights in know-how or trade secrets, could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The Combined Group may face claims alleging infringement of intellectual property rights held by others.

The Combined Group’s business activities, products and systems may infringe the proprietary rights of others, and other parties may assert infringement claims against it. Any such claim and any resulting litigation, should it occur, could subject the Combined Group to significant liability for damages (or an account of profits) and legal costs and could result in invalidation of its proprietary rights, loss of rights to use software or other intellectual property rights or technology that are material to its business, distract management, and/or require it to enter into costly and burdensome royalty and licensing agreements. Such royalty and licensing agreements, if required, may not be available on terms acceptable to the Combined Group, or may not be available at all. In the future, the Combined Group may also need to file legal proceedings to defend its trade secrets and the validity of its intellectual property rights, or to determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources. The occurrence of any of these events could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The loss of certain key members of the Combined Group’s senior management team and staff could have adverse consequences on the Combined Group.

The Combined Group’s future success depends in a large part upon the continued service of key members of its senior management team and employees. In particular, the Combined Group’s Co-Chief Executive Officers, Chief Financial Officer, Chief Operating Officer and a number of other key staff will be critical to the overall management of the Combined Group as well as the integration of PartyGaming and bwin, the development of its technology, its culture and its strategic direction. The loss of a number of the Combined Group’s senior management or key personnel could seriously harm its business. The competition in the industry for appropriately skilled employees is high, and the Combined Group is aware that certain of its competitors have directly targeted its employees. Its ability to compete effectively is dependent upon its ability to attract new employees and to retain and motivate its existing employees. For additional information on the Combined Group’s senior management, see Part 3 ‘Directors and Corporate Governance’.

Risks relating to the Merger and potential future acquisitions

The Company may not realise the anticipated benefits of the Merger.

The estimates regarding the potential cost savings and potential revenue synergies resulting from the Merger included in this document are based on the Directors’ assessment of information currently available and may prove to be incorrect. The Combined Group may not realise any anticipated benefits of the Merger and may not be successful in integrating the business and operations of PartyGaming and bwin.

The Completion of the Merger is subject to various conditions precedent.

Completion of the Merger is subject to the fulfilment or waiver of various conditions precedent as set out in the Merger Implementation Agreement and described in more detail at paragraph 4 of Part 1 ‘Information on the Merger’ of this document, including the receipt of all required regulatory, court and shareholder approvals. There can be no assurance that the Merger will be completed as proposed or at all.

There are risks associated with the integration of PartyGaming and bwin.

The integration of PartyGaming and bwin will be a substantial challenge for the Directors. In particular, combining the resources of two groups that rely upon different technology platforms may prove costly and difficult to achieve technically. In addition, the integration of the two groups will require substantial management attention and other resources. The Merger involves certain risks, including:

-	the unexpected loss of key personnel and customers;

-	difficulties in integrating the financial, technological and management standards, processes, procedures and controls of the two groups;

-	challenges in managing the increased scope, geographic diversity and complexity of the Combined Group’s operations;

-	attempts by third parties to terminate or alter their contracts with PartyGaming or bwin;

-	conflicts between the interests of PartyGaming and bwin; and

-	failure to mitigate contingent and/or assumed liabilities.

Should the integration fail or require more time, management attention or other resources than is currently anticipated, the Combined Group may not be able to achieve the joint growth potential and synergies that form the foundation of the economic and strategic rationale for the Merger. The image of the Combined Group and its individual brands might be harmed by a failed integration. Any material problems or delays in the integration of PartyGaming and bwin could have a material adverse effect on the Combined Group’s business, results of operations and financial condition.

The Combined Group may be unsuccessful in the implementation of future acquisitions, joint ventures or alliances.

Following the Merger, the Combined Group may seek to acquire or invest in other businesses if appropriate opportunities become available. Any future acquisition may pose regulatory, anti-trust and other risks, as well as integration risks. Any of these factors may significantly affect the benefit or anticipated benefit of such acquisitions or investments and consequently the Combined Group’s results or operations. Furthermore, any new acquisitions will require significant time and resources of management and may require the diversion of resources from other activities. The Combined Group may be unable to manage future acquisitions profitably or to integrate such acquisitions successfully without substantial costs, delays or other problems. In addition, any companies or businesses acquired or invested in may not achieve levels of profitability or revenues that justify the original investment by the Combined Group.

If change of control provisions in the Combined Group’s contracts are breached in connection with the Merger, these contracts could be terminated.

PartyGaming and bwin have a number of ordinary course contracts that contain change of control termination provisions. The Merger could constitute a change of control under certain of these contracts. While PartyGaming and bwin have not identified any contracts under which the Merger would trigger any material change of control provisions, they have identified those contracts for which they wish to seek counterparties’ consent to the Merger and have received, or intend to receive prior to Completion, the counterparties’ consent to the Merger. However, there can be no assurance that these consents will be forthcoming from all counterparties or that Party Gaming and bwin have identified all contracts with change of control clauses that are material to their respective businesses. If the Merger breaches the change of control clauses in a material contract or in a number of contracts that are material to PartyGaming’s or bwin’s respective businesses, this could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

bwin may become subject to appraisal proceedings relating to the level of Cash Compensation or the Exchange Ratio.

Under Austrian law, if the PartyGaming Resolutions are passed at the PartyGaming EGM, Existing bwin Shareholders are entitled to initiate court proceedings before the Vienna Commercial Court (Handelsgericht Wien) for the review of the level of the Cash Compensation or the Exchange Ratio, provided that their objection to the Merger is noted in the minutes of the bwin EGM and such proceedings are initiated within one month following the bwin EGM. If such proceedings in relation to the Exchange Ratio were brought and were successful, all Existing bwin Shareholders (who have not requested Cash Compensation), regardless of whether they were a party to the proceedings, would be entitled to a balancing payment to reflect the Vienna Commercial Court’s assessment of the correct Exchange Ratio. Should the Vienna Commercial Court decide on an increase in the amount of Cash Compensation, all Existing bwin Shareholders who have duly requested Cash Compensation, regardless of whether they were a party to the proceedings, would be entitled to an additional payment to reflect the increased level of Cash Compensation. Due to the lack of precedent transactions in Austria that are comparable to the Merger, the Company is unable to give a meaningful indication of the likelihood of the Vienna Commercial Court ruling that additional payment had to be made in such circumstances. However, if the amount of any such balancing or additional payment were significant, this could have a material adverse effect on the Combined Group’s operations, financial performance and prospects. In addition, Existing bwin Shareholders are entitled to challenge the bwin Resolution approving the Merger under certain circumstances. If such a challenge were brought, the effectiveness of the Merger could be delayed and bwin could incur significant costs.

Risks Relating to the bwin.party Shares

Shareholders may be subject to voting or distribution restrictions on, or be required to dispose of, their interests in bwin.party Shares as a result of the regulatory requirements to which the Company is subject.

The licensing or regulatory authorities in the principal jurisdictions in which the Company has a betting and/or gaming licence or in which it may seek a licence in the future have broad powers to request or require reporting of various detailed information from and/or approve the qualification or suitability for licensing of, online betting and gaming operators, including their directors, management and the holders (legal and beneficial) of interests in shares. In some jurisdictions, such authorities may impose such information sharing and filing requirements on a continuous and ongoing basis, including in relation to the Company, its Directors, management and the holders (legal and beneficial) of interests in bwin.party Shares. These powers may be exercised by regulators as against the holders, whether legal or beneficial, of interests in shares or other securities in online gaming companies, as well as against the companies themselves, their directors and management. In some circumstances, the purpose of the exercise of powers by licensing or regulatory authorities may be to identify shareholders and directors whose involvement with the licensed entity that the licensing or regulatory authority considers unacceptable because such persons are not suitable directors, managers or shareholders to have a direct or indirect financial interest in, or influence over, a betting and gaming operator in such jurisdiction.

The information required, qualification or suitability requirements to be satisfied and ongoing regulatory filings to be submitted, may be very detailed, onerous and/or intrusive and may include, for example, personal and financial information concerning the ultimate beneficial owners and/or persons influencing the control of corporate shareholders. In many cases, the terms of the Company’s licences or the provisions of regulations in relevant jurisdictions require the Company to produce such information on demand in relation to the holders (legal and beneficial) of interests in bwin.party Shares either following, or in some cases prior to, such persons acquiring specified percentage (legal or beneficial) interests in the Combined Group’s share capital. Any failure by the Company, its Directors, its management or, as applicable, any holder (or proposed investor) of an interest in bwin.party Shares, to comply with such requests could result in the relevant licensing or regulatory authority taking adverse action against the Company’s licence in that jurisdiction which may include its suspension or revocation and/or the imposition of fines, which could have a material adverse affect on the operations, financial performance and prospects of the Combined Group.

To address the various requirements referred to above, the Company is proposing to adopt certain provisions in its New Articles which would permit it to compel the sale of bwin.party Shares if a regulator informs the Company that any holder (legal or beneficial) of interests of five per cent. or more of the bwin.party Shares is unsuitable, not licensed or qualified to be, or disqualified as, a holder of bwin.party Shares, or a regulator has refused, opposed or revoked, or imposed any condition which may have an adverse impact on the operation of the business of any company in the Combined Group in relation to, the grant, renewal, amendment or continuance of any licence or other approval that is required by such regulator and relates to the business of the relevant company. Accordingly, if the New Articles are approved by Existing PartyGaming Shareholders at the PartyGaming EGM and a regulator takes action as described above, there can be no assurance that any given holder of an interest in bwin.party Shares may not be compelled to sell its bwin.party Shares (or have such bwin.party Shares sold on its behalf). If a holder of an interest in bwin.party Shares is required to sell its interests in bwin.party Shares (or have such bwin.party Shares sold on its behalf), subject to the New Articles, any such sale may be required at a time, price or otherwise on terms not acceptable to such holder. Holders of interests in bwin.party Shares should be aware that the Company accepts no responsibility whatsoever for any loss which any such holder may suffer as a result of the sale of any interests in bwin.party Shares held by him in connection with the exercise by the Company of the powers referred to above. Please refer to paragraph 5 of Part 9 ‘Additional Information’ for further details of the relevant provisions of the New Articles.

The market price of bwin.party Shares may be volatile and could decline.

The market price of bwin.party Shares may be volatile and could decline due to a number of factors. Stock markets worldwide have experienced extreme volatility in recent years, with fluctuations in share prices that at times have been unrelated to the overall operating performance of the companies affected. The market price of bwin.party Shares may fluctuate significantly in response to a number of factors, many of which are beyond the Combined Group’s control, particularly changes in the share price of online gaming companies, variations in operating results in the Combined Group’s reporting periods, changes in financial estimates by securities analysts, changes in regulation, announcements of significant developments by the Combined Group, additions or departures of key personnel, any shortfall in revenue or net income from levels expected by securities analysts, future issues or sales of bwin.party Shares and general stock market price and volume fluctuations. Any of these events could result in a material decline in the price of the bwin.party Shares.

Future sales of bwin.party Shares, or the possibility of future sales, could depress the market price of bwin.party Shares.

Upon Completion, the Company’s five largest shareholders will each own between 3 per cent. and 7 per cent. of the total outstanding bwin.party Shares. Any sales of substantial amounts of Shares by these shareholders in the public market, or the perception that such sales might occur, could result in a material adverse effect on the market price of the bwin.party Shares and could impair the Company’s ability to raise capital through the sale of additional equity securities.

The Principal Shareholders will have the right to appoint two Non-Executive Directors to the Board and the interests of these Shareholders may not be aligned with those of other shareholders.

Pursuant to the PartyGaming Relationship Agreement, the Principal PartyGaming Shareholders will together have the right to appoint a Non-Executive Director to the Board, provided that the Principal PartyGaming Shareholders and their associates maintain an aggregate interest of five per cent. of the total outstanding share capital of the Company. Pursuant to the bwin Relationship Agreement, the Principal bwin Shareholders will also together have the right to appoint a Non-Executive director to the Board upon Completion, provided that the Principal bwin Shareholders and their associates maintain an aggregate interest of five per cent. or more of the outstanding share capital of the Company.

The interests of the Principal PartyGaming Shareholders and the Principal bwin Shareholders (and anyone to whom they transfer their rights of appointment) may not always be aligned with those of other holders of bwin.party Shares. In particular, the Principal PartyGaming Shareholders and the Principal bwin Shareholders may hold interests in, or may make acquisitions of or investments in, other businesses that may be, or may become, competitors of the Combined Group.

The City Code on Takeovers and Mergers will not apply to the Company.

The City Code on Takeovers and Mergers (the ‘Takeover Code’) will not apply to the Company. As a result, a takeover offer for the Company will not be regulated by the UK takeover authorities. The New Articles contain certain takeover protections, although these do not provide the full protections afforded by the Takeover Code. The relevant provisions of the New Articles are summarised in paragraph 4 of Part 9 ‘Additional Information’.

Investors with a reference currency other than the pound may be subject to foreign exchange risks when investing in bwin.party Shares

bwin.party digital entertainment plc’s share capital will be denominated in pounds sterling and the bwin.party Shares will be listed in pounds sterling. Furthermore, any dividends to be paid will be distributed in pounds sterling. Investors whose reference currency is a currency other than sterling may be adversely affected by any reduction in the value of sterling relative to their reference currency and may also incur transaction costs when converting sterling into another currency. Investors are strongly urged to consult a financial adviser with respect to any currency risks.

DIRECTORS, PROPOSED DIRECTORS, SECRETARY, REGISTERED AND HEAD
OFFICE AND ADVISERS

Directors

Name	Position with the Combined Group	Current Position

Simon Duffy	Chairman*	New Appointment
Jim Ryan	Joint Chief Executive Officer	PartyGaming CEO
Norbert Teufelberger	Joint Chief Executive Officer*	bwin Co-CEO
Martin Weigold	Chief Financial Officer	PartyGaming Group Finance Director
Joachim Baca	Chief Operating Officer*	bwin COO
Per Afrell	Independent Non-Executive Director*	Member of bwin Supervisory Board
Manfred Bodner	Non-Executive Director*	bwin Co-CEO
Tim Bristow	Independent Non-Executive Director	PartyGaming Director
Helmut Kern	Independent Non-Executive Director*	Member of bwin Supervisory Board
Rami Lerner	Non-Executive Director	PartyGaming Director
Lewis Moonie	Independent Non-Executive Director	PartyGaming Director
Rod Perry	Deputy Chairman and Senior Independent Director	PartyGaming Chairman
Georg Riedl	Non-Executive Director*	Member of bwin Supervisory Board

* Appointment conditional on Completion.

(III) 10.1

Company secretary

Robert Hoskin

Registered office

711 Europort, Gibraltar

Legal adviser to the Company as to English law	Legal adviser to the Company as to Gibraltar law

Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HS United Kingdom	Hassans International Law Firm 57/63 Line Wall Road PO Box 199 Gibraltar

Reporting accountants

BDO LLP 55 Baker Street London W1U 7EU United Kingdom

Joint Auditors for PartyGaming

BDO LLP Registered Auditors 55 Baker Street London W1U 7EU United Kingdom	BDO Limited Registered Auditors PO Box 1200, Montagu Pavilion 8-10 Queensway Gibraltar

Auditors for bwin

KPMG Austria GmbH 1090 Vienna Porzellangasse 51 Austria

Registrar	Depositary

Capita Registrars (Jersey) Limited 12 Castle Street St. Helier JE2 3RT Jersey	Capita IRG Trustees Limited The Registry 34 Beckenham Road Beckenham Kent BR3 4TU United Kingdom

ISSUE STATISTICS(1)

Number of New Shares to be issued on Completion	439,209,325

Number of bwin.party Shares to be admitted to trading on Completion	852,271,026

Percentage of bwin.party Shares held by Existing PartyGaming Shareholders following Completion	48.31%

Percentage of bwin.party Shares held by Existing bwin Shareholders following Completion	51.69%

Aggregate market capitalisation of PartyGaming Plc and bwin Interactive Entertainment AG(2)	£1,846,019,042

(1)

Assuming full uptake in the Merger of the New Shares by Existing bwin Shareholders and that no further shares in the capital of PartyGaming Plc or bwin Interactive Entertainment AG are issued between 17 December 2010 and Completion.

(2)	Based on the Exchange Ratio, the closing share price of Existing PartyGaming Shares on 17 December 2010 and the number of Existing bwin Shares outstanding on 17 December 2010.

The Company will make appropriate announcements to a Regulatory Information Service promptly after the PartyGaming EGM giving details of the results thereof and on Admission giving details of the number of New Shares that have been issued.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS(1)

Latest time and date for receipt of forms of proxy for the PartyGaming EGM	1.00 p.m. (London time) on 26 January 2011

bwin EGM	10.00 a.m. (CET) on 28 January 2011

The following dates are indicative only and subject to change. Please see note (1) below.

PartyGaming EGM	2.00 p.m. (CET) on 28 January 2011

PartyGaming Court Hearing to sanction the Merger	15 March 2011

Last day of dealings in Existing bwin Shares	25 March 2011

Last day of dealings in Existing PartyGaming Shares and Effective Date	31 March 2011

De-listing of Existing bwin Shares from the Vienna Stock Exchange	close of trading on 31 March 2011

De-listing of Existing PartyGaming Shares from the London Stock Exchange	8.00 a.m. (London time) on 1 April 2011

Expected Admission and commencement of dealings in bwin.party Shares, Completion	8.00 a.m. (London time) on 1 April 2011

CREST accounts expected to be credited with Depositary Interests in respect of the bwin.party Shares	on or around 1 April 2011

(1)

These dates are indicative and assume that the requisite regulatory clearances have been obtained and other conditions to Completion fulfilled before the date estimated for Completion. The expected dates following the PartyGaming Court Hearing will depend, among other things, on the date upon which the Court sanctions the Merger and the timing of the satisfaction of all the conditions to Completion. If any of the above times and/or dates change, the revised times and/or dates will be notified by announcement through a Regulatory Information Service.

The Company will make appropriate announcements to a Regulatory Information Service promptly after the PartyGaming EGM giving details of the results thereof and on Admission giving details of the number of New Shares that have been issued.

PRESENTATION OF INFORMATION

General

No person has been authorised to give any information or to make any representations in connection with Admission or the matters referred to in this document, other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been authorised by or on behalf of the Company or the Directors. Without prejudice to any obligation of the Company to publish supplementary information pursuant to FSMA, neither this document nor any issue or allotment of New Shares shall, under any circumstances, create any implication that there has been no change in the business or affairs of PartyGaming or bwin since the date of this document or that the information contained herein is correct as of any time subsequent to its date.

The Company will update the information provided in this document by means of a supplement hereto if a significant new factor related to PartyGaming, bwin or the Merger occurs prior to Admission or if this document contains any mistake or inaccuracy requiring correction. This document and any supplement hereto will be subject to approval by the FSA.

The contents of this document are not to be construed as legal, business or tax advice. Investors should consult their own lawyer, financial adviser or tax adviser for legal, financial or tax advice. This document is not intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Company, the Directors or any of their representatives that any recipient of this document should purchase bwin.party Shares.

Currency presentation

All references in this document to the ‘euro’ or ‘€’ are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended. All references to ‘sterling’, ‘pounds sterling’, ‘GBP’, ‘£’, or ‘pence’ are to the lawful currency of the United Kingdom. All references to ‘US dollars’ or ‘$’ are to the lawful currency of the United States.

In this document, certain US dollar amounts have been stated in euro amounts using a fixed exchange rate of $1.00: €0.695, the prevailing exchange rate at 1 January 2010.

Basis of Presentation

The financial information in this document has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS’).

PartyGaming has restated its published historical audited consolidated financial statements for the years ended 31 December 2007, 2008 and 2009 and bwin has restated its published historical audited consolidated financial statements for the years ended 31 December 2007, 2008 and 2009, and accountants’ reports have been prepared thereon, in each case to present the financial information contained in those financial statements in a manner consistent with that which will be adopted in the Combined Group’s first published annual financial statements, having regard to accounting standards and policies and legislation applicable to such annual financial statements.

Whilst unqualified, the auditors’ reports on PartyGaming’s published historical audited consolidated financial statements for the years ended 31 December 2007 and 2008 included an emphasis of matter, drawing the attention of readers of these financial statements to the directors’ disclosures in respect of the residual risk of adverse action arising from PartyGaming having had customers in the United States prior to the enactment of the UIGEA. Given PartyGaming’s entry into the NPA with the USAO on 7 April 2009, no emphasis of matter paragraph was considered necessary in the auditors’ report on PartyGaming’s published historical audited consolidated financial statements for the year ended 31 December 2009 or in the accountant’s report from PartyGaming’s reporting accountants included in this document in respect of PartyGaming’s restated audited consolidated historical financial information for the years ended 31 December 2007, 2008 and 2009.

Whilst unqualified, the auditors’ reports in relation to bwin’s published historical consolidated financial statements for the years ended 31 December 2007, 2008 and 2009 included an emphasis of matter paragraph, drawing the attention of readers of financial statements to the directors’ disclosures in respect of risks due to legal and tax court proceedings against group companies, licensees and business partners of bwin. As part of the preparation of bwin’s consolidated financial statements for the nine months ended 30 September 2010, bwin sought and obtained advice and opinions from its legal and tax advisers in relation to these legal and tax matters. There have been developments in relation to these legal and tax matters during 2010, which bwin has discussed with its auditors. As a result of these discussions and the advice and opinions received from its legal and tax advisers, bwin’s auditors believed that it was appropriate to remove the emphasis of matter paragraph from its auditors’ report for the nine months ended 30 September 2010. Also in light of these developments, no emphasis of matter paragraph was considered necessary in the accountant’s report included in this document in respect of bwin’s audited consolidated historical financial information for the nine months ended 30 September 2010 and restated audited consolidated historical financial information for the years ended 31 December 2007, 2008 and 2009.

For more information about the restatements of PartyGaming’s and bwin’s historical published financial statements, including the removal of the emphasis of matter paragraphs, see Part 6 ‘Operating and Financial Review—Basis of Presentation’. PartyGaming’s restated consolidated historical financial information for the years ended 31 December 2007, 2008 and 2009 and the accountant’s report thereon are included under Part 10 ‘PartyGaming Financial Information’. bwin’s restated audited consolidated financial information for the years ended 31 December 2007, 2008 and 2009 and the accountant’s report thereon are included in Part 11’bwin Financial Information’.

The IFRS accounting policies applied in the financial information of PartyGaming and bwin are applied consistently in the financial information included in this document. These financial statements have not been restated.

Financial information

None of the financial information used in this document has been audited in accordance with auditing standards generally accepted in the United States of America (‘US GAAS’) or auditing standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’). US GAAS and the auditing standards of the PCAOB do not provide for the expression of an opinion on accounting standards which have not been finalised and are still subject to modification, as is the case with accounting standards as adopted for use in the EU and included in Part 10 ‘PartyGaming Financial Information’ and Part 11’bwin Financial Information’ or incorporated by reference in Part 12 ‘Documents Incorporated by Reference’. Accordingly, it would not be possible to express any opinion on the financial information included in Part 10 ‘PartyGaming Financial Information’, Part 11 ‘bwin Financial Information’, or incorporated by reference in Part 12 ‘Documents Incorporated by Reference’

under US GAAS or the auditing standards of the PCAOB. In addition, there could be other differences between the auditing standards and standards for investment reporting issued by the Auditing Practices Board in the United Kingdom and those required by US GAAS or the auditing standards of the PCAOB. Potential investors should consult their own professional advisers to gain an understanding of the financial information included in Part 10 ‘PartyGaming Financial Information’ and Part 11 ‘bwin Financial Information’ or incorporated by reference in Part 12 ‘Documents Incorporated by Reference’, and the implications of differences between the auditing standards noted herein.

Market, economic and industry data

Unless the source is otherwise stated, the market, economic and industry data in this document constitute the Directors’ estimates. The Company obtained market data and certain industry forecasts used in this document from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications, including publications and data compiled by Agicoscomesse, BingoPort, Casino City, H2 Gambling Capital (‘H2GC’), PokerStars.com and PokerScout.com.

The Company confirms that all third-party data contained in this document has been accurately reproduced and, so far as the Company is aware and able to ascertain, no facts have been omitted that would render the reproduced information inaccurate or misleading.

Where third-party information has been used in this document, the source of such information has been identified.

Definitions

Certain terms used in this document, including all capitalised terms and certain technical and other items, are defined and explained in the section of this document entitled ‘Definitions’.

Information regarding forward-looking statements

This document includes forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Combined Group’s control and all of which are based on the Directors’ current beliefs and expectations about future events. Forward-looking statements are sometimes indentified by the use of forward-looking terminology such as ‘believe’, ‘expects’, ‘may’, ‘will’, ‘could’, ‘should’, ‘shall’, ‘risk’, ‘intends’, ‘estimates’, ‘aims’, ‘plans’, ‘predicts’, ‘continues’, ‘assumes’, ‘positioned’ or ‘anticipates’ or the negative thereof, other variations thereon or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the intentions, beliefs or current expectations of the Directors, PartyGaming or the Combined Group concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, and the Company’s dividend policy and the industry in which the Combined Group operates. In particular, the statements under the headings ‘Summary’, ‘Risk Factors’, ‘Business Description’ and ‘Operating and Financial Review’ regarding the Combined Group’s strategy and other future events or prospects are forward-looking statements.

These forward-looking statements and other statements contained in this document regarding matters that are not historical facts involve predictions. No assurance can be given that such future results will be achieved; actual events or results may differ materially as a result of risks and uncertainties facing the Combined Group. Such risks and uncertainties could cause actual results to vary materially from those indicated, expressed, or implied in such forward-looking statements. Such forward-looking statements contained in this document speak only as of the date of this document. The Company and the Directors expressly disclaim any obligation or undertaking to update these forward-looking statements contained in the document to reflect any change in their expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law or regulation.

Information not contained in this document

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been so authorised. Neither the delivery of this document nor any issue and allotment made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of PartyGaming Plc after the date of this document or that the information in this document is correct as of any time subsequent to the date hereof.

Roundings

Certain data in this document, including financial, statistical, and operating information has been rounded. As a result of such rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data. Percentages in tables have been rounded and accordingly may not add up to 100 per cent.

No incorporation of website information

The contents of PartyGaming’s and bwin’s websites do not form part of this document and investors should not rely on them.

PART 1

INFORMATION ON THE MERGER

1.	Description of the Merger

On 29 July 2010, PartyGaming Plc and bwin Interactive Entertainment AG announced they had agreed the basis of a proposed merger of both companies. The Merger will create the world’s largest listed online gaming business, with pro forma unaudited net revenues in 2009 from continuing operations, of €696.2 million, pro forma unaudited Clean EBITDA from continuing operations of €193.7 million, pro forma unaudited profit after tax from continuing operations of €99.4 million (excluding transaction costs) and pro forma unaudited net assets of €1,276.7 million as at 31 December 2009 (after consolidation adjustments).

The Merger will be effected by way of a merger by acquisition pursuant to the Cross-Border Mergers Directive (2005/56/EC) in accordance with which, on Completion, bwin Interactive Entertainment AG’s assets and liabilities will be transferred to PartyGaming Plc and bwin Interactive Entertainment AG will be dissolved without going into liquidation. PartyGaming Plc will remain registered in Gibraltar where the central management and operational headquarters of the Combined Group will also be located. It is proposed that PartyGaming Plc (as the absorbing entity) will be renamed bwin.party digital entertainment plc (‘bwin.party’), conditional upon and with effect from completion of the Merger, to reflect the formation of the Combined Group and its strategy and values. Completion of the Merger is conditional upon, amongst other things, approval by the Existing PartyGaming Shareholders, due to the size of bwin relative to that of PartyGaming as well as the approval of Existing bwin Shareholders. The terms of the Merger are set out in the Merger Plan and are summarised in paragraph 5 of this Part 1.

In consideration for their agreement to the Merger, Existing bwin Shareholders (whose Existing bwin Shares will be cancelled on Completion) will be issued New Shares in accordance with an Exchange Ratio of 12.23 New Shares for each Existing bwin Share, conditional on the requisite majority of Existing bwin Shareholders having voted in favour of the Merger. Pursuant to relevant Austrian legislation, Existing bwin Shareholders who vote against the Merger at the bwin EGM, have their objection noted in the minutes of the bwin EGM and request cash compensation within one month of the bwin EGM, will not receive any New Shares but will receive cash compensation of €23.52 per Existing bwin Share (‘Cash Compensation’). Other than in the above circumstances, no Cash Compensation will be payable to Existing bwin Shareholders. Following Completion, and assuming full uptake in the Merger of the New Shares by Existing bwin Shareholders, the Company is expected to be 51.69 per cent. owned by the Existing bwin Shareholders and 48.31 per cent. owned by the Existing PartyGaming Shareholders (based on the undiluted issued share capital immediately prior to the publication of this document and assuming no Existing bwin Shareholders request Cash Compensation in accordance with relevant Austrian legislation). Entitlements to fractions of New Shares will be aggregated and sold in the market, and the proceeds of the sale will be distributed pro rata to those Existing bwin Shareholders who have not requested Cash Compensation.

In accordance with the provisions of the Cross-Border Mergers Directive, PartyGaming Plc has appointed the Gibraltar Company, Deloitte Limited, to consider whether the Exchange Ratio is reasonable. Deloitte Limited has confirmed to PartyGaming Plc that it considers the Exchange Ratio to be reasonable. bwin Interactive Entertainment AG has appointed the Austrian company, Deloitte Audit Wirtschaftsprüfungs GmbH, to consider whether the

Exchange Ratio and the Cash Compensation are reasonable. Deloitte Audit Wirtschaftsprüfungs GmbH has confirmed to bwin Interactive Entertainment AG that it considers the Exchange Ratio and Cash Compensation to be reasonable.

The Merger is classified as a reverse takeover transaction for PartyGaming Plc pursuant to the Listing Rules. Accordingly, PartyGaming Plc is seeking the approval of Existing PartyGaming Shareholders for the Merger, and certain other matters in connection with the Merger, at the PartyGaming EGM. In addition, PartyGaming Plc will be required to de-list and re-apply for the listing of the Existing PartyGaming Shares and satisfy the relevant requirements for listing, as if it was a new applicant. It is therefore anticipated that, in accordance with the Listing Rules, immediately prior to Admission the UK Listing Authority will cancel the listing of the Existing PartyGaming Shares. Applications will be made to the UK Listing Authority and to the London Stock Exchange for the Existing PartyGaming Shares to be readmitted and for the New Shares to be admitted to the Premium Listing segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities.

Prior to the Effective Date, bwin Interactive Entertainment AG will transfer substantial parts of its assets and liabilities to bwin Services AG, a stock corporation organised under the laws of Austria and a wholly-owned subsidiary of bwin Interactive Entertainment AG. Accordingly, on completion of the Merger, bwin Interactive Entertainment AG will be a mere holding company and the assets that will be transferred to PartyGaming Plc will primarily consist of holdings of shares in bwin group companies, including in bwin Services AG.

2.	Background to, and reasons for, the Merger

Since it emerged in the mid-1990s, the online gaming industry has grown strongly in many countries to become a mainstream form of entertainment for millions of adults around the world. Much of this growth has occurred since 2000, supported by a number of factors including accelerated broadband internet penetration, significant investment in consumer marketing by the leading online gaming companies, the adoption of regulatory frameworks by a number of governments and increasing consumer confidence in e-commerce generally. This combination has prompted significant shifts in the shape of both the regulatory and competitive landscapes for online gaming and added impetus to the industry’s expansion. According to H2GC, global online Gross Gaming Yield (being poker, sports betting, casino and other games, and bingo), excluding the US, has grown from an estimated $4.4 billion in 2003 to $18 billion in 2009 and is expected to reach approximately $27.3 billion by 2012.

Whilst the legal status of online gaming in many territories remains unclear, several governments around the world have recognised the popularity of playing real money games online and have begun to take a more active role in creating appropriate regulatory frameworks that seek to promote consumer choice, protect the customer, keep out crime and raise tax revenues. Several governments are also now looking to capitalise on the popularity of online gaming by developing their own consumer offer and generating online revenues directly. In recent months, there have been new proposals for regulatory regimes in a number of countries around the world, including the United States, Canada, Denmark, France, The Netherlands, Ireland, Italy and Spain. On 8 September 2010, the CJEU ruled that the German State Treaty, which confirmed the existing monopoly of lotteries and sports betting and introduced a ban on online gaming in Germany, has failed to pursue the objective of combating the dangers of gambling in a consistent and systematic manner and is therefore in breach of European law. In addition, the European Commission is due to publish a Green Paper on online gaming in early 2011, following which it is expected to conduct a thorough review of the online gaming sector across Europe. As a result of these developments, the

Directors believe that the online gaming industry is now entering a new phase of development, one that will contain more regulated territories, each with different requirements where private, publicly-quoted and state-owned gaming operators will be able to compete.

As the scale and profitability of the global online gaming market have increased certain state-owned gaming businesses have emerged as online competitors and land-based groups have also shifted into the online arena, in addition to regionally-focused, pure online operators and large international online gaming groups. With over 2,000 gaming websites estimated to be operating across multiple jurisdictions, the Directors believe that the online gaming market is poised for consolidation and expects that this is likely to take place over the next few years through customers gravitating to the larger and more popular sites and also through corporate mergers and acquisitions. In this evolving landscape, the prime success drivers historically have included first-mover advantage, customer liquidity, attractive and scalable technology, innovative marketing campaigns, experienced management, and products that are available via multiple distribution channels, in multiple languages and currencies. The increasing scale and complexity of the online gaming market means that the most successful online gaming companies of the future are likely to have all of these attributes.

It is against this background that the Directors believe that the Merger represents a transformational opportunity for both PartyGaming and bwin and their respective shareholders. By combining their complementary skills and businesses, the Merger will create:

─	The world’s largest listed online gaming business

─

At the time of the Merger, the Combined Group would be the world’s largest listed online gaming business with market-leading positions in each of its four product verticals: poker, sports betting, casino and games and in particular bingo.

─ Before synergies, the Combined Group would have pro forma 2009 unaudited net revenue of €696.2 million and pro forma unaudited Clean EBITDA from continuing operations of €193.7 million.

─	A well-balanced revenue base by product, territory and channel

─ The geographic spread and product mix of PartyGaming and bwin are highly complementary and, as a result, the combination of both businesses will create a well-balanced revenue mix.

─

Based on 2009 pro forma net revenue, the Combined Group’s top five geographic markets were Germany (25.5 per cent. of net revenue), United Kingdom (10.3 per cent. of net revenue), Canada (9.0 per cent. of revenue), Italy (6.5 per cent. of revenue) and The Netherlands (6.0 per cent. of revenue).

─

Based on 2009 pro forma net revenue, the Combined Group’s split by product vertical was as follows: poker (34.2 per cent. of net revenue), sports betting (28.8 per cent. of net revenue), casino and other games (33.7 per cent. of net revenue) and bingo (3.3 per cent. of net revenue).

─	In addition to large B2C operations, the Combined Group will be well positioned to develop further its B2B offering to international corporate customers and governments.

─	Estimated gross annualised pre-tax synergies of approximately €55 million

─

The Directors believe that the Combined Group should be able to achieve gross pre-tax cost synergies (before amortisation) of approximately €42 million per annum, through inter alia the removal of duplicated costs, scale economies of purchasing, and cross-fertilisation of best-of-breed practices.

─

The Directors also believe that meaningful net revenue synergies of at least €13 million per annum will also be available through, inter alia, cross-selling best-of-breed games across both PartyGaming’s and bwin’s customer bases, by achieving similar gross win margins on PartyGaming’s sports betting business as is achieved by bwin, through exploiting new distribution channels such as mobile phones and from improved international coverage that is likely to prove important in winning B2B contracts in new markets.

─

It is estimated that the realisation of these synergy benefits will be phased over the two year period following Completion with approximately three quarters of all synergies expected to be achieved in the first full financial year following Completion, namely in 2012. Further details regarding the sources and basis of preparation of these synergies are set out under ‘Sources of synergy and merger benefits’ in Part 6 ‘Operating and Financial Review’ of this document.

─	One of the largest pools of customer liquidity in online peer-to-peer games

─

Greater customer liquidity should create a network effect, improving the customer appeal of the Combined Group’s poker and bingo products and should also help to create even larger progressive jackpots in casino and bingo games.

─ A large sports betting customer base is also important as it ensures a well-balanced portfolio of risk, reducing gross win volatility and ensuring that odds offered are competitive.

─	A large pool of executive talent

─

As the online gaming market has expanded so the need for highly-skilled executives has also increased. The management teams of both PartyGaming and bwin are already recognised as two of the most experienced in the industry. By combining these two teams, it is expected that the Combined Group will become a first choice for the industry’s most talented executives and this could further improve the Combined Group’s ability to innovate and expand. Further details of the proposed board of the Combined Group are set out in Part 3 ‘Directors and Corporate Governance’ of this document.

─

Upon completion of the Merger, it is proposed that Simon Duffy will be appointed as the new independent non-executive Chairman of the Company. Further details on Mr. Duffy and the other Directors are set out in Part 3 ‘Directors and Corporate Governance’ of this document.

─	A strong and stable capital structure

─ The Combined Group will benefit from a strong balance sheet, which will enable it to further drive growth in a highly competitive market.

─

Given its scale and improved balance of revenue in terms of product and territorial mix, the Directors expect that the Combined Group will be well placed to access the capital markets to fund further investment and development.

─	Opportunities for continued market consolidation

─

As the regulatory reform of the online gaming industry continues, the Directors expect that acquisitions in certain newly regulated or to-be-regulated jurisdictions may be preferable to new investment as a means to gain meaningful market share. The scale benefits of the Merger will mean that the Combined Group will be in an excellent position to further consolidate the online gaming industry, leveraging its strong balance sheet, cashflow and management expertise.

─	Well-positioned to enter potential new markets, including the United States

─

In addition to being a market leader in sports betting, casino and games and bingo, the Combined Group will have a particular strength in online poker (which the Directors believe will be one of the major growth areas in new potential markets, such as the US) through its management expertise, ownership of proven and scalable technology and strong brands:

		─	PartyPoker.com is one of very few poker networks to have hosted over 100,000 concurrent players;

		─	ownership of PartyPoker.com, World Poker Tour and pokerroom.com, three of the most recognised poker brands in the world;

		─	a database of over 12 million poker players in the US;

		─	a planned partnership with an existing US-licensed gaming operator; and

		─	management expertise and experience of the US poker market.

─

PartyGaming, bwin, their respective Principal Shareholders and certain of their directors have entered into a Regulatory Process Agreement under which, if required by any regulatory body as a pre-condition of licensing, they have agreed to take appropriate steps in order to satisfy such licensing requirements (which may include the disposal of some or all of their shares in the Company).

3.	Shareholder approval and certain other Conditions to implementation of the Merger

3.1 Shareholder approval

The Merger constitutes a reverse takeover transaction (as defined in the Listing Rules) for PartyGaming Plc. Accordingly, PartyGaming Plc is seeking the approval, by most of those that vote, of Existing PartyGaming Shareholders for the Merger, and certain other matters in connection with the Merger, at the PartyGaming EGM. PartyGaming will post to Existing PartyGaming Shareholders the PartyGaming EGM Circular, which includes a notice convening the PartyGaming EGM.

The Merger must also be approved by at least 75 per cent. of the Existing bwin Shareholders that vote at the bwin EGM. Accordingly, bwin will publish a convocation for the bwin EGM and supply any additional information, each as required by Austrian law.

3.2 Conditions to implementation of the Merger

Completion will not take place unless, in addition to the shareholder approvals referred to above, the following Conditions, among others, have been satisfied (or, if capable of waiver, waived):

(a)	the Commercial Register Vienna having issued the Austrian Pre-Merger Legality Certificate;

(b)	the Merger being sanctioned by the Court;

(c)	the Effective Date having occurred; and

(d)	antitrust approval in Romania and in any other jurisdiction where completion would be unlawful or otherwise prohibited without such approval from the relevant antitrust authorities.

Completion will not take place unless these Conditions and the other Conditions have been satisfied (or, if capable of waiver, waived in writing) by 6.00 p.m. (CET) on the Longstop Date or such later date as PartyGaming Plc and bwin Interactive Entertainment AG may agree and (if required) the Court may approve. There is no guarantee that these (or other) Conditions will be satisfied or, if appropriate, waived. Once the Merger has been sanctioned by the Court, it may not be revoked or suspended.

3.3 Approvals received

As at 17 December 2010 (being the latest practicable date prior to publication of this document) PartyGaming Plc and bwin Interactive Entertainment AG received antitrust approvals in Austria and Germany and the approval of the Gibraltar Licensing Authority and the Alderney Gambling Control Commission, in each case in relation to the Merger. The Gibraltar Licensing Authority will, however, review the Company’s post-Completion arrangements and has the right to revoke the Company’s licence post-Completion if it is not satisfied with such arrangements. However, the Directors believe that the risk of the Company having its licence revoked following any such post-Completion review is remote, given the support for the Merger and the in-principle approval that the Company has already received from the Gibraltar Licensing Authority.

4.	Merger Implementation Agreement

PartyGaming Plc and bwin Interactive Entertainment AG have entered into a Merger Implementation Agreement which sets out their respective obligations governing implementation of the Merger. A summary of the key elements of the Merger Implementation Agreement is set out in paragraph 13.1.1 of Part 9 ‘Additional Information’ of this document.

5.	Merger Plan

In accordance with the provisions of the Cross-Border Mergers Directive, the PartyGaming Board and the bwin management board have each adopted the joint Merger Plan, which provides that when the Court Order sanctioning the Merger is issued on an unconditional basis, bwin Interactive Entertainment AG’s assets and liabilities will be transferred to PartyGaming Plc by way of universal succession and bwin Interactive Entertainment AG will be dissolved without going into liquidation.

The Merger Plan further provides that, on Completion, Existing bwin Shareholders on the Effective Date who have not requested Cash Compensation (‘Eligible bwin Shareholders’) will receive 12.23 New Shares in exchange for each Existing bwin Share which they hold. The New Shares will be transferred, concurrently against derecognition of the Existing bwin Shares for which they are being exchanged, to the securities deposit accounts of the Eligible bwin Shareholders through the clearing systems of Österreichische Kontrollbank AG, Clearstream and Euroclear.

Any Eligible bwin Shareholders entitled to receive a fraction of a New Share (a ‘Fractional Share’) will be credited such Fractional Share to their securities deposit account. The custodian bank of such Eligible bwin Shareholders will report to an escrow agent (the ‘Escrow Agent’) the actual number of such cumulated Fractional Shares. The Escrow Agent will be obliged to sell the Fractional Shares after the Effective Date and the relevant Eligible bwin Shareholders will receive a Fraction Compensation Payment in lieu of such Fractional Share. The ‘Fraction Compensation Payment’, which comprises the proceeds of the sale of the Fractional Shares divided by the actual number of Fractional Shares sold, will be credited to the (former) Eligible bwin Shareholders’ clearing account pro rata according to their entitlement to Fractional Shares.

Notwithstanding that Completion will occur when the Court Order comes into force, as of 30 September 2010 (the ‘Accounting Effective Date’) any transactions of bwin Interactive Entertainment AG and of PartyGaming Plc at company level shall be treated for the purposes of Austrian accounting rules as being those of bwin.party. Accordingly, the Merger will be implemented with retroactive effect (for accounting purposes) as of 24:00 hours on the Accounting Effective Date on the basis of bwin’s closing balance sheet as of the Accounting Effective Date.

Pursuant to relevant Austrian legislation, every Existing bwin Shareholder who raises an objection against the resolution approving the merger proposed at the bwin EGM (the ‘bwin Merger Resolution’) and requests that such objection be recorded in the minutes of the bwin EGM, has the right to adequate cash compensation, instead of bwin.party Shares, for the surrender of its shares in bwin Interactive Entertainment AG. Such right may be asserted at the same time as the objection to the bwin Merger Resolution, or otherwise by written notice to be received by bwin Interactive Entertainment AG within one month of the adoption of the bwin Merger Resolution. The right to receive Cash Compensation is conditional upon registration of the Merger in the Gibraltar Register of Companies. Payment is due and payable upon such registration and becomes time barred after three years. The amount of the Cash Compensation is €23.52 per Existing bwin Share.

Under Austrian law, Existing bwin Shareholders would normally be able to try to prevent the implementation of the Merger by mounting a court challenge against the validity of the bwin Resolution approving the Merger on the basis that the Exchange Ratio was inadequate. However, according to Austrian law, Existing bwin Shareholders will be prevented from mounting such a challenge if PartyGaming Shareholders expressly agree that the Existing bwin Shareholders are able to request the Vienna Commercial Court (Handelsgericht Wien) to review the adequacy of the Exchange Ratio. Such a review procedure might result in the Vienna Commercial Court ruling that the Company should make an additional payment to former holders of shares in bwin Interactive Entertainment AG, but it could not result in the bwin Resolution approving the Merger being declared invalid. An appropriate resolution is being proposed to the PartyGaming EGM. For reasons of transaction certainty, this resolution will also confirm the Existing bwin Shareholders’ statutory right to launch a review procedure relating to the adequacy of the Cash Compensation. For further information see ‘Risks relating to the Merger and potential future acquisitions’ — ‘bwin may become subject to appraisal proceedings relating to the level of Cash Compensation or the Exchange Ratio’ in Part 2 ‘Risk Factors’ of this document.

6.	Irrevocable undertakings

Irrevocable undertakings to vote in favour of the Merger have been received from certain of the PartyGaming and bwin Directors (who hold shares in their respective companies) and from certain other shareholders in respect of, in aggregate, 117,490,777 Existing PartyGaming Shares, representing approximately 28.4 per cent. of the issued share capital of PartyGaming Plc, and 5,746,188 Existing bwin Shares, representing approximately 15.9 per cent. of the issued share capital of bwin Interactive Entertainment AG.

The Existing PartyGaming Shareholders and Existing bwin Shareholders giving the irrevocable undertakings have undertaken not to dispose of Existing PartyGaming Shares or Existing bwin Shares (as applicable) prior to Completion, subject to certain exceptions. Emerald Bay Limited, Stinson Ridge Limited and Androsch Privatstiftung may sell Existing PartyGaming Shares or Existing bwin Shares (as applicable) if such sale: (i) takes place on the London Stock Exchange’s main market for listed securities (in the case of Existing PartyGaming Shares) or the Vienna Stock Exchange (in the case of Existing bwin Shares); or (ii) is off-market but to an unconnected party (and if a disposal of four per cent. or more of the relevant company’s issued share capital, the purchaser enters into a substantially equivalent irrevocable undertaking (excluding these rights to sell)); or (iii) is to a connected person who has entered into a substantially equivalent irrevocable undertaking or (iv) is under terms pursuant to which the acquirer enters into a substantially equivalent irrevocable undertaking (excluding these rights to sell). Further, New Media Gaming and Holding Limited is permitted to sell up to 600,000 Existing bwin Shares if Manfred Bodner so wishes prior to Completion. Carlo Corrado Umberto Gualandri, Roberta Colombo, Carlo D’Acunto and Fausto Gimondi are permitted to sell their shares if Completion does not occur on or before 31 March 2011. A summary of the key elements of the above irrevocable undertakings is set out in paragraph 13.1.5 of Part 9 of this document ‘Additional Information’.

7.	Further details of the Merger

7.1 New Relationship Agreements

PartyGaming Plc has entered into new relationship agreements with the Principal PartyGaming Shareholders and the Principal bwin Shareholders. The PartyGaming Relationship Agreement, which, as a related party transaction, will only become effective conditional upon approval by the Existing PartyGaming Shareholders (other than the

Principal PartyGaming Shareholders) at the PartyGaming EGM, and the bwin Relationship Agreement, which will become effective conditional upon Completion, will regulate the relationship between the Combined Group and the Principal Shareholders. Among other things, each relationship agreement provides that, for so long as the relevant Principal Shareholders between them own or control at least five per cent. of the bwin.party Shares, they will collectively have the right to nominate one non-executive director for appointment to bwin.party’s Board and the benefit of certain other protections contained in the relevant Relationship Agreement.

The Relationship Agreements also grant the relevant Principal Shareholders the ability to transfer their director nomination right to a transferee of six per cent. of the issued share capital of the Company under certain circumstances. Following the transfer of such right, the relevant Principal Shareholders shall cease to have the right to nominate a non-executive director to the Board. The transferee of such nomination right may not itself transfer such right. A summary of the key elements of each of the Relationship Agreements is set out in paragraph 13.1.2 and paragraph 13.1.3 of Part 9 ‘Additional Information’ of this document.

The implementation of the Merger is conditional upon the approval of the PartyGaming Relationship Agreement by the Existing PartyGaming Shareholders at the PartyGaming EGM.

7.2 Regulatory Process Agreement

PartyGaming Plc, bwin Interactive Entertainment AG, their respective Principal Shareholders and certain of their directors have also entered into a regulatory process agreement (the ‘Regulatory Process Agreement’), which is conditional upon approval by Existing PartyGaming Shareholders (other than the Principal PartyGaming Shareholders, Jim Ryan and Martin Weigold) as a related party transaction. The Regulatory Process Agreement governs how the parties will deal with regulatory matters, including licensing procedures and requirements, which for the Company’s shareholders (other than the parties to any regulatory process agreement from time to time) will generally be dealt with in accordance with the Regulatory Article (as defined below). A summary of the key elements of the Regulatory Process Agreement is set out in paragraph 13.1.4 of Part 9 ‘Additional Information’ of this document.

The implementation of the Merger is conditional upon the approval of the Regulatory Process Agreement by the Existing PartyGaming Shareholders at the PartyGaming EGM.

7.3 Amendments to PartyGaming Plc’s Articles of Association

On Completion, the Company will adopt New Articles which will provide, among other things, that the Board may require holders of more than five per cent. of the bwin.party Shares to cooperate with, and take certain actions (including the disposal of some or all of their bwin.party Shares) that may be required by, any gaming regulatory authority in connection with business opportunities identified by the Combined Group (the ‘Regulatory Article’). This is intended to assist the Combined Group in pursuing its business strategy and in exploiting new and expanding markets in the future.

The Regulatory Article also provides that, in relation to any regulatory process agreement which the Company has in place between it and any of the holders of bwin.party Shares, for as long as that regulatory process agreement is in place such holders can veto any proposed changes to the Regulatory Article and, in certain circumstances, the redomiciliation of the Company to a different jurisdiction.

A summary of the key elements of the new articles of association is set out in paragraphs 4 and 5 of Part 9 ‘Additional Information’ of this document.

The implementation of the Merger is conditional upon the approval of the New Articles by the Existing PartyGaming Shareholders at the PartyGaming EGM.

8.	bwin.party Shares

8.1 Description of the bwin.party Shares

The legislation under which the Existing PartyGaming Shares have been, and the New Shares will be, created is the Gibraltar Companies Act. The Existing PartyGaming Shares are, and the New Shares will be, denominated in sterling. The ISIN of the Existing PartyGaming Shares is, and the New Shares will be, GI000A0MV757.

The Existing PartyGaming Shares have been, and the New Shares will be, issued credited as fully paid. The New Shares will rank pari passu in all respects with the Existing PartyGaming Shares in issue at the time the New Shares are issued pursuant to the Merger, including the right to receive and retain all dividends and other distributions declared, made or paid by reference to a record date after the Effective Date. Both PartyGaming Plc and bwin Interactive Entertainment AG have agreed that neither of them will declare or pay any dividend prior to Completion without the consent of the other.

As securities issued by a non-UK company, the Existing PartyGaming Shares are not able, and the New Shares will not be able, to be held or transferred in the CREST system. Accordingly, the Existing PartyGaming Shares are, and the New Shares will, only be capable of being held in certificated form. However, at the time of its listing in 2005, PartyGaming Plc put in place depositary interest arrangements to enable investors to settle and pay for interests in Existing PartyGaming Shares through the CREST system. Such arrangements will remain in place after Completion in relation to the Existing PartyGaming Shares and will also apply to the New Shares.

The Existing PartyGaming Shares are, and the New Shares will be, issued in registered form. Title to Existing PartyGaming Shares is, and to New Shares will be, evidenced by entry in PartyGaming Plc’s register of members. Title to Depositary Interests in respect of the Existing PartyGaming Shares is, and in respect of the New Shares will be, evidenced by entry in the operator register maintained by CREST which forms the register of Depositary Interests. For more information in relation to Depositary Interests, see Part 8 ‘Depositary Interests’.

Share certificates will be issued in respect of the New Shares in accordance with applicable legislation. Certificates already in issue for the Existing PartyGaming Shares will remain valid following Completion.

8.2 Application for Admission of bwin.party Shares

Due to the size of bwin relative to PartyGaming, the Merger is classified as a reverse takeover for PartyGaming Plc pursuant to the Listing Rules. Consequently, immediately prior to Completion, the listing of Existing PartyGaming Shares will be cancelled pursuant to the Listing Rules. In order for bwin.party (being the re-named PartyGaming Plc) to be listed immediately following the cancellation of the listing of the Existing PartyGaming Shares, the Combined Group will itself need to be eligible for listing under the Listing Rules.

Applications will be made to the UKLA and to the London Stock Exchange for the entire issued share capital of bwin.party (including the New Shares) to be admitted to the premium listing segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities.

8.3 Dealings and settlement

It is expected that Admission will become effective and that dealings for normal settlement in the bwin.party Shares will commence on the London Stock Exchange at 8.00 a.m. (London time) on the first Trading Day after the Effective Date.

As Admission will occur following the Effective Date, the Merger cannot be revoked or suspended once dealings have begun.

PART 2

BUSINESS DESCRIPTION

Overview

PartyGaming and bwin are two of the world’s leading online gaming businesses. On 29 July 2010, they each announced their intention to merge with the other. On Completion, the Combined Group will be the world’s largest listed online gaming business, with a market-leading position in each of its four major product verticals: poker, sports betting, casino and other games and bingo. Further details on the background to, and reasons for, the Merger are provided in Part 1 of this document ‘Information on the Merger’.

Gambling is one of the world’s oldest and most popular leisure pursuits. H2GC, a leading industry consultancy, estimated that in 2009 global Gross Gaming Yield across all gaming channels totalled $335.0 billion compared to $336.0 billion in 2008, of which the online gaming sector (including online lotteries) represented approximately 8 per cent. ($26.6 billion), an increase from approximately 7 per cent. ($23.5 billion) in 2008.

Since its origins in 1996, online gaming has developed into a mainstream activity enjoyed by millions of adults around the world. Having experienced strong growth over the past decade, the online gaming segment is now a sizeable segment of the gaming industry. This growth has been due to a number of key growth drivers:

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Increasing broadband penetration – As with many other areas of e-commerce, internet and broadband penetration has been a key facilitator of growth in the online gaming sector. As access to fast and reliable connections expands, increasing numbers of consumers are taking the opportunity to access via the internet new products and services from a vast array of providers. Increased broadband penetration has also allowed online gaming operators to deliver more sophisticated and appealing games to a greater number of customers, with shorter download times and fewer disruptions caused by poor connectivity.

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Increasing popularity of e-commerce generally – The popularity of the internet as a tool to purchase goods and services has been strongly influenced by consumers regarding payment mechanisms as increasingly safe and secure, fostering increasing confidence amongst consumers generally and increasing consumer willingness to conduct transactions online using credit cards, debit cards and other e-payment solutions, such as online wallets.

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Marketing efforts of online gaming operators – As online gaming has increased in popularity and revenues have expanded, the leading industry operators have sought to consolidate their market position further through extensive marketing campaigns using multiple channels, including both online and offline media.

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Adoption of regulatory frameworks by governments – The early experience in newly regulated online gaming markets such as Italy and France, where licensed operators have recently been able to advertise their products for the first time, has been one of the drivers of strong revenue growth in the online gaming sector. The Directors believe that the removal of uncertainty regarding the legality of online gaming in newly regulated markets has also been a contributory factor to this growth.

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An expanding potential customer base – The majority of the Combined Group’s customers are within the 18 to 30 age bracket. Over time the average age of customers is expected to increase as early adopters of online gaming get older, partially offset by the next generation of customers coming of age, who are increasingly likely to enjoy their first gaming experience using the internet rather than at a land-based gaming venue. These developments are expected to be complemented by older generations increasing their use of the internet for a variety of products and services, including online gaming.

Objectives and strategy of the Combined Group

The Directors’ immediate focus following Completion will be to ensure that the Combined Group’s existing businesses continue to perform as expected and that the synergies identified in connection with the Merger and discussed under ‘Sources of synergy and merger benefits’ of Part 6 ‘Operating and Financial Review’ are realised as planned. The Combined Group’s main long-term strategy will be to attain and expand market leadership in online gaming, and will reflect core elements of both PartyGaming’s and bwin’s current business strategies. The Directors believe that by exploiting its scale, breadth of products and strong brands, the Combined Group will be able to secure strong market positions in key regulated markets. This is expected to drive future revenue growth.

The core elements of the Combined Group’s business strategy are to:

— Focus on regulated and to be regulated markets

The regulatory landscape for the online gaming industry has evolved rapidly in recent years. While the enactment of the Unlawful Internet Gambling Enforcement Act (‘UIGEA’) in the United States in October 2006 was a major setback for the online gaming industry, recent developments in Europe and the United States have generally been much more positive.

In the European Union, in addition to the United Kingdom, there are now regulatory regimes for online gaming in both Italy and France, where both PartyGaming and bwin are licensed. It is expected that Denmark will also introduce a regulatory framework for online gaming in 2011 and other European countries, such as Germany, Greece, The Netherlands and Spain are expected to follow suit. The Directors will continue to promote the merits of a regulatory framework and believe that the positive impact on revenue of moving to regulated regimes in these countries, where licensed online gaming operators will be able to market their authorised products freely for the first time, could be significant.

It is against this background that the Directors believe by focusing on regulated and to-be-regulated markets, the Combined Group will be able to leverage its scale, brand strength and large customer base.

— Organise the Combined Group along key product verticals

To compete effectively in all four of the Combined Group’s key product verticals, the Directors believe that it is vital that the Combined Group’s operational management teams have full profit-and-loss responsibility for their respective business area. As a result, the Combined Group will be organised along key product verticals: poker, sports betting, casino and games and bingo. The Combined Group’s ultimate objective will be to offer each product vertical through its own technology platform, one that draws upon the best elements of the existing poker, sports betting, casino and games and bingo platforms that currently exist within PartyGaming and bwin.

— Deliver the best customer experience and build confidence in core brands

For many years, the philosophy of delighting the customer has been a key focus area for both PartyGaming and bwin. As markets become regulated and new competitors emerge, aggressive marketing campaigns on their own will not be enough to succeed in the online gaming industry. The Combined Group’s strategy is to continue to deliver an attractive and competitive customer experience to build confidence in its core brands and to establish meaningful market share in all key markets and across all four product verticals.

— Leverage the Combined Group’s market leading B2C offer in all product verticals

Over the past few years, both PartyGaming and bwin have built meaningful B2B offerings that have delivered complementary sources of revenue to their respective B2C franchises. Following Completion, the Combined Group will continue to build its combined B2C service, which is expected to continue to represent the vast majority of the Combined Group’s revenue.

— Expand B2B and B2G revenue streams

Whilst B2C revenues will remain the Combined Group’s key area of focus, the Directors believe that the expected opening of a number of new regulated online gaming markets, in conjunction with a limited pool of potential suppliers of B2B services, will provide the Combined Group with an excellent opportunity to expand its B2B and B2G revenue streams. The Combined Group’s objective will be to focus on securing large strategic customers that can make a meaningful difference to the Combined Group’s liquidity in one or more regulated or to-be-regulated markets.

— Position the Combined Group to enter the US market

Despite the enactment of the UIGEA, the United States remains one of the world’s largest online gaming markets. As discussed under Part 4 ‘Regulatory, Fiscal and Corporate Matters’, a number of legislative proposals are currently being considered at both the federal and state level in the United States that, if enacted, could see online poker regulated, licensed and taxed in the United States. As a result, both PartyGaming and bwin are continuing, and the Combined Group will continue to prepare to enter the US market. These preparations include active discussions with a number of US-licensed gaming companies with a view to securing a joint venture partner to help monetise the Combined Group’s strong brands, technology platform and online gaming expertise in the United States, should the requisite legislation be enacted.

— Exploit new distribution channels

The development of new channels, such as through new mobile telecommunications devices, will be a further element of the Combined Group’s strategy. New technologies have brought new distribution opportunities, as was the case with the development of so-called smart phones. New technologies and devices are expected to promote further the popularity of mobile gaming.

— Invest in future development through dedicated innovation teams

To ensure that the Combined Group remains at the forefront of innovation whilst not distracting resources from the continued development of the Combined Group’s core business, the Directors will propose to invest in a dedicated new fund to act as an incubator for investing in and developing new products, technologies and other value-accretive projects that, if successful, can then be added to one of the main product verticals. The new fund will draw upon the expertise of some of the most entrepreneurial and innovative employees across the Combined Group.

— Develop long-term partnerships with sports organisations

Sport is a key part of the social fabric of many countries. Given the current strong links between the betting industry and many sports, the Combined Group plans to develop close relationships and partnerships with major sporting organisations around the world. This is expected to help not only to build and improve understanding of the sports betting industry among sporting organisations but also to help to preserve integrity in sport.

— Participate in further consolidation of the online gaming sector

The Directors believe that further consolidation opportunities may present themselves as additional national online gaming markets become regulated and regional champions emerge. While the Combined Group intends to secure meaningful market share in all new major regulated national markets through new development activities, this growth may be further complemented through acquisitions.

— Recycle surplus software and infrastructure

By combining two of the world’s largest online gaming groups the Directors believe that certain software and associated supporting infrastructure within the Combined Group is likely to become surplus to requirements. Rather than incurring the costs associated with closing down such technology and resources, the Directors believe that there may be scope to package certain of these assets and realise value for them through a sale of either a minority stake or 100 per cent. of their associated equity.

Product verticals

PartyGaming and bwin have, and the Combined Group will have, four principal B2C product verticals: poker, sports betting, casino and other games and bingo.

Poker

In 2009, PartyGaming and bwin generated 44.2 per cent. and 26.1 per cent., respectively, of their net revenue from poker.

PartyGaming’s business was founded in 1997 with the launch of online casino, and it was not until 2001 that PartyGaming branched out into online poker. From 2001 to 2006, PartyGaming grew to have the world’s largest pool of online poker players. Having withdrawn from the US market in 2006, PartyGaming regained its position as the largest pool of poker liquidity, excluding US-facing sites at the end of 2009. In the fourth quarter of 2009, PartyGaming had more than 438,000 unique customers using its poker sites, with up to 61,000 real-money players a day.

bwin also operates one of Europe’s largest poker networks through its Ongame Network and also has regional poker networks in Italy and France. bwin, excluding Gioco Digitale, had more than 565,000 customers using its poker sites and network in the fourth quarter of 2009. bwin also has up to 50,000 real-money players a day and guaranteed tournament prize money of over $15 million per month. In the autumn of 2008, Italy was the first country in continental Europe to successfully regulate online poker tournaments. With the acquisition of Gioco Digitale in October 2009, bwin is well positioned to capitalise on the growth potential of the recently regulated Italian online gaming market. In the first quarter of 2009, the various poker labels operated by bwin were successfully migrated to bwin Poker, which means that bwin’s poker segment benefits from improved customer liquidity and cost efficiency, as well as from bwin’s strong brands.

Overview of online poker

H2GC estimates that, excluding the US, between 2009 and 2012 the online poker market will achieve a compound annual growth rate in Gross Gaming Yield of approximately 21.2 per cent. per annum, reaching an estimated Gross Gaming Yield of approximately $6.1 billion in 2012.

The first online poker sites were established in the late 1990s and poker has generally been the fastest growing segment of the online gaming sector. Online poker’s increased popularity has been supported by media coverage of such land-based events as the World Poker Tour and World Series of Poker®. These events can serve as a link between online and land-based poker, with customers sometimes being able to compete online to win entry into popular land-based poker tournaments that are often televised and offer significant prize money. The world’s most popular online poker game is Texas Hold’em according to PokerStars.com, but most online poker rooms offer a range of different games, including Seven Card Stud, Omaha High and Five Card Draw.

Online poker is a multi-player game in which PartyGaming and bwin each act as a host or facilitator on their poker websites for customers who play against one another. Customers can either compete online against each other on individual tables (so called ring games or cash games) where up to ten players play on each table, or participate in tournaments where individuals compete against each other on either a single-table or a multi-table knock-out basis.

In a cash game, PartyGaming and bwin charge the winning players a type of commission known as ‘rake’. In a tournament, PartyGaming’s and bwin’s revenue is the difference between amounts paid by customers to participate in the tournament and the amount paid out to customers as tournament prizes.

Ring game customers have a wide choice of poker games they can play (such as Texas Hold’em, stud games and Omaha High) and the stakes they can wager. Customers participating in ring games play against one another for the aggregate amount wagered on each hand (the ‘pot’) less the rake charged by PartyGaming/bwin to the winner. The rake currently charged by bwin varies between €0.35 and €2.10 per hand of poker depending on the size of the pot. The rake currently charged by PartyGaming varies between $0.01 and $5.00 (but can be $0.00 in hands which do not reach the ‘flop’).

To enter a tournament, a customer pays a ‘buy-in’, which goes to the prize pool, and an entry fee, which is paid to PartyGaming or bwin. Customers start with an equal number of chips and play on a knock-out basis until one player holds all the chips. The top finishers typically receive prize money; the greater the number of players participating, the larger the prize money. PartyGaming and bwin sometimes guarantee a minimum prize pool for a tournament. They therefore have downside risk if the number of registered customers is low relative to the guaranteed prize pool.

Online poker sites typically operate on either a stand-alone basis or as part of a network of linked sites. On stand-alone sites, only players from that particular site play against each other. Networked sites share their player bases so that players at the same virtual poker table may have entered from different sites. Networked sites are popular because they have high levels of customer liquidity. A poker site will be more attractive to players if it is able to maintain activity across all kind of games and limits around the clock. By increasing the number of players, networking increases the attractiveness of the poker product. Although there are over 2,000 online casinos, poker and other gaming sites according to Casino City, the online poker market is dominated by a small number of large operators that have high liquidity. One challenge faced by smaller operators is that they lack the necessary number of players to fill single table poker tournaments quickly, even at peak times. The need for sufficient customer liquidity may be partly responsible for the poker segment being much less fragmented than the online sports betting and casino segments.

A large part of an online poker operator’s costs are fixed, consisting of providing the infrastructure for its players. Variable operating costs are principally made up of marketing-related costs. Whilst marketing usually represents the operator’s single largest operating cost, other operational costs include personnel costs for player support, IT development and maintenance costs, and payment processing related costs.

To attract and retain customers, a site operator must have the skills and capital necessary to build the site’s brand awareness and thereby drive traffic to its site. All forms of marketing are applied across a variety of communication channels to reach the target audience, from high profile sports sponsorship and TV advertising through to search-engine marketing and one-to-one direct mail. PartyGaming and bwin seek to integrate their marketing activity to ensure that they maximise the effectiveness of their total marketing spend. Developing proprietary software or licensing suitable and scalable software from qualified third party software providers is another feature of the online poker market. Operators which are in total control of their own software area are able to offer innovative and multiple features and gaming possibilities (thereby differentiating the customer offer from those of competitors) as well as providing the ability to guard against collusion, poker bots, and DdoS attacks.

Sports betting

In 2009, PartyGaming and bwin generated 4.3 per cent. and 48.6 per cent., respectively, of their net revenue from sports betting. Sports betting has been bwin’s core product since bwin launched its first online gaming website in 1998.

Sports betting was added to PartyGaming’s offering in August 2006 following the acquisition of Gamebookers.com, a pan-European book operator. PartyBets.com was introduced three months later and both sites are now offered on the integrated Party-branded systems platform with a combined cashier. Together, these two brands comprise PartyGaming’s sports betting business, with Gamebookers.com being particularly popular in Europe. Although sports betting is currently the smallest of PartyGaming’s product verticals, it has grown substantially since the acquisition of Gamebookers. Through PartyBets and Gamebookers, PartyGaming offers odds on more than 40 different sports as well as odds on poker tournaments, entertainment and current affairs. In terms of live betting, an average of 55 different events are covered per day. PartyGaming added 115,000 new customer sign-ups to PartyBets and Gamebookers in 2009. Sports bets can be placed with PartyGaming in ten different languages and eight different local currency options.

bwin derives its revenue primarily from sports betting and offers a wide variety of fixed-odds betting opportunities on sports as diverse as football, handball, beach volleyball, tennis, motor sports and North American sports, including American football, baseball, basketball, ice hockey and alpine skiing. Internationally experienced bookmakers with core competencies in a wide range of sports prepare odds for up to 30,000 bets daily on more than 90 different sports. The main focus is on football, where bets can be placed on over 500 football leagues in 100 different countries as well as international competitions ranging from the Champions

League and the qualifications for the FIFA World Cup to fourth division games in some countries. In October 2010, bwin added horse racing to its betting line-up, offering the ability to bet on races across Europe, Canada and the US. The traditional tote betting system enjoys a feed of up to 300 races a day through various partnerships and includes live video broadcasts.

The Directors believe that bwin is a leading innovator in live betting during games, offering a wider range of products and more betting options than most of bwin’s competitors. bwin offers live betting almost around the clock and has live video feeds from over 1,200 events per month.

Sports bets may be placed as single bets, combinations or system bets. bwin added 752,000 new customers to its sports betting offering worldwide in 2009. Bets can be placed with bwin in 21 different languages and in 18 different currencies.

Overview of online sports betting

H2GC estimates that, excluding the US, between 2009 and 2012 the online sports betting markets will achieve a compound annual growth rate in Gross Gaming Yield of approximately 10.6 per cent. per annum, reaching an estimated Gross Gaming Yield of approximately $11.9 billion in 2012.

Sports betting exists in most countries and its fundamental characteristics are similar throughout the world: wagers are made in advance of or during sports events in pursuit of an attractive return. The sports betting market is large and global by nature and is estimated to be the largest individual segment in the online gaming sector in terms of the share of global Gross Gaming Yield according to H2GC.

By including live coverage of sporting events, or integrating sports news and statistics with immediate call to actions onto the gaming site, online sports betting operators are able to increase the appeal of the overall player experience.

The bookmaking process for online sports betting is structured in a similar manner to land-based bookmaking. PartyGaming and bwin bear the risk of all sports bets placed with them. Ideally, stakes are proportionately distributed on every possible outcome so that, regardless of the result, the book will be balanced and PartyGaming and bwin will make a positive margin. The bookmaker’s skill lies in calculating and adjusting the odds as wagers are placed, thereby managing exposure based on achieving a theoretical margin. The gross revenue will vary depending on the outcome of the events and the bookmakers’ ability to manage the risk. For example, the largest amount of money staked typically goes on the favourite in an event, and the theoretical margin will assume a certain proportion of favourites winning across all events in a season. If more favourites win than expected, the actual margin realised by a bookmaker on a particular event will typically be lower than the theoretical margin, and a bookmaker on a particular event may even incur losses.

Due to competitive forces and the tendency of players to back favourites, sports betting operators sometimes run unbalanced books, expecting that the bookmaker’s greater insight into the likely outcome of the event will result in a positive margin. In this way, the bookmaker can offer more favourable odds on outcomes that it regards as unlikely to actually occur. The sports betting operator is a genuine trading desk, taking active positions in each market in which it operates.

Casino and other games

In 2009, PartyGaming and bwin generated 44.1 per cent. and 25.3 per cent., respectively, of their net revenue from their casino and other games.

PartyGaming and bwin operate casino businesses through various websites, including PartyCasino (in the case of PartyGaming) and bwin and betoto (in the case of bwin). PartyGaming’s and bwin’s casino offerings include slots, blackjack, craps roulette and video poker, (through PartyGaming, baccarat is available at present only on the live dealer platform). While the online casino market is highly fragmented, PartyCasino.com is one of the world’s largest online casino with over 160 games on offer. With the exception of tournament play, all customers place bets against the house and the outcome is determined by randomly generated results (in tournaments customers contribute to a prize pool that is awarded proportionally among the highest ranking players). Wager limits vary from €0.01 to €2,500 depending on the game. Casino revenue represents the net win; being the amount wagered less customer winnings and any change in liability of progressive prize pools and customer bonuses. Within casino, slots generate most of the revenue followed by casino games, such as roulette, video poker and blackjack.

PartyGaming also uses its exclusive licensing of popular international brands, such as Godfather and Gone With The Wind, to create unique slots and jackpot slots (which combine prize pots to create larger prizes) that act as useful customer acquisition tools and help to differentiate PartyCasino from other casino offerings. PartyGaming also continues to add popular games provided to it by third-parties, including Wagerworks, NextGen and Cryptologic.

bwin, unlike PartyGaming, does not own and develop its own casino software, but rather uses two casino software suppliers (Boss Media, owned by GTECH, part of the Lottomattica group, (G2) and Chartwell Technology) which have been supplying bwin for more than five years. PartyGaming and bwin offer their games through a download client and through a web-based instant casino. This makes PartyGaming’s and bwin’s casino offering suited for direct marketing purposes (download) and as a complement within other gaming offerings (instant).

PartyGaming currently offers its casino products in 14 languages and eight currencies, and bwin offers its casino products in 21 languages and 18 currencies.

The other games offered in the casino and other games product vertical are described as ‘soft’ games, whereby customers can play both for free or for a low entry point. Current games include virtual horse racing and ‘Kick Off’, a popular virtual football game.

bwin has added more than 100 new games to its casino and other games platform in the last two years. This vertical now contains more than 160 gaming options. The casino and other games product vertical also includes several other popular games such as Hi/Lo and bwin offers Balls of Fire, a lottery type game developed in-house by bwin. This vertical currently contains 60 different gaming options, and the choice is gradually being expanded. In addition, PartyGaming offers three mini games on its sports betting brands embedded directly below the bet slip for instant play. bwin also offers a miniaturised version of selected casino games in its live betting application as well as on its multiplayer product portfolio. These ‘mini’ games are popular among bwin customers and the Combined Group plans to continue their expansion.

The games in bwin’s multiplayer offering provide a customer with the opportunity to play the same game against other players in real time or in time-delayed mode. bwin offers more than

20 different multiplayer games, which range from casual games to casino-style and betting-related games. The multiplayer games’ revenue model is similar to that of poker where the house facilitates the game and takes a commission (or rake) from the sum of the bets made. bwin’s multiplayer platform is owned and operated by Jadestone Networks, which provides its services to a network of other operators to achieve higher customer liquidity, a key driver for the popularity of multiplayer games.

bwin offers over 20 different skill games, which are games where player skill is considered a greater factor than luck. The games have a low-entry barrier and are offered in a tournament format with a time-delayed mode. The results achieved by customers at different times are correlated to determine the winner.

bwin launched a new version of backgammon in 2009, which is played in real time and offers both cash games and tournaments. The game includes gambling-related elements such as the doubling cube and community features such as chat and avatars. PartyGaming also has a small backgammon offering operating under the PartyGammon brand.

The minimum stake per game varies from one game to another, and the payout ratio is also different for each game. PartyGaming’s payout ratio for slots is 95 per cent. and is 98 per cent. for roulette.

Overview of casino and other games

H2GC estimates that, excluding the US, between 2009 and 2012 the online casino market will achieve a compound annual growth rate in Gross Gaming Yield of approximately 17.9 per cent. per annum, reaching an estimated Gross Gaming Yield of $6.8 billion in 2012.

Online casinos were among the first online gaming sites to appear on the internet when they launched in the mid 1990s. In casino games, players play against the ‘house’, being PartyGaming or bwin. The house has a statistical advantage over the player (the ‘house edge’) which varies with different types of casino games. Typical games offered by online casino operators include blackjack, roulette, craps, baccarat, video poker and slot machines. Most customers play casino games as a form of entertainment and enjoy the chance of potentially winning large amounts. To attract a variety of players, many online casino games also offer various forms and amounts of jackpots, which typically offer the player the possibility of winning a significant sum of money with a relatively small bet. PartyGaming’s payouts on slot machines included a single payout of €3.5 million on its Mega Fortune Wheel slot machine in December 2009. Large jackpots are highly attractive to players and help to drive both player activity and player yields. The Directors believe that PartyGaming already boasts the biggest jackpot reseed amount in the industry (so that even after the jackpot has been won, players immediately have an opportunity to again win a significant sum) and the Directors believe that the combined liquidity of PartyGaming and bwin will result in the Combined Group being able to offer the largest and most frequently won online casino jackpot pools.

Despite playing against the house, casino games can be multi-player. Multi-player casino games make it possible for several players to sit around the same virtual table to play and socialise (through online chat features) replicating the experience of a land-based casino.

Even though casino games tend to command a greater proportion of ‘high rollers’ than other games, average gross win margins from casino games are relatively stable when compared with other games such as sports betting. This is due to the fact that online casinos operate with appropriate risk management systems in place, avoiding large exposures through hedging or player limits and because they tend to offer a broad variety of different games that are played by a large and diverse player base, thereby spreading any associated risks. The long-term profitability of an online casino operator depends on maintaining a large betting volume across its product base whilst managing its risks and controlling marginal costs.

Bingo

PartyGaming became a market leader (in terms of market share) in online bingo, according to BingoPort, following its purchase of Cashcade Limited, in July 2009. Cashcade was the first company to promote online bingo to a mass market. The combination of this marketing effort and an appealing and robust platform gave Cashcade’s Foxy Bingo a distinct first mover advantage. Demonstrating the rapid growth of the bingo segment and the strength of Cashcade’s bingo brands, Cashcade had nearly 183,000 unique customers in the fourth quarter of 2009 and increased its registered user base by 84 per cent. from 31 January 2008 to 31 January 2009. Foxy Bingo, PartyBingo and Cheeky Bingo are currently PartyGaming’s main bingo sites. As a result of the Cashcade acquisition, bingo represented approximately 15 per cent. of PartyGaming’s net revenue in the six months ended 30 June 2010 compared to 1 per cent. in 2008. PartyGaming’s average pay-out ratio for bingo is 70 per cent.

bwin began offering bingo at the end of December 2009, when its Italian subsidiary Gioco Digitale launched bingo as the first authorised Italian private online gaming operator. bwin’s bingo product was developed entirely in-house and tailor-made for the Italian market. bwin’s first-mover advantage, combined with a localised product offering, has secured Gioco Digitale the leading market share in the Italian bingo market according to Agicosommesse. bwin generated approximately 2.7 per cent. of its net revenue from bingo in the nine months ended 30 September 2010.

Overview of online bingo

Whilst the online gaming sector is generally highly regulated, online bingo is subject to more lenient regulation. Whilst relatively small compared to the global online sports betting, poker and casino segments, the online bingo segment is growing rapidly and, according to H2GC, excluding the US, it is estimated to achieve a compound annual growth rate in Gross Gaming Yield of approximately 14.8 per cent. per annum between 2009 and 2012 reaching an estimated Gross Gaming Yield of $2.6 billion in 2012.

B2B online gaming service offerings

In addition to their own poker, sports betting, casino and other games and bingo activities, PartyGaming and bwin generated revenue and customer liquidity for certain of their networks through the provision of B2B services to a limited number of third-party brands. B2B involves PartyGaming and bwin extending the use of their gaming and marketing systems and platform and providing their existing B2C gaming, marketing and technology services to third parties which in turn market the resulting online gaming services under their own brands and share a proportion of the revenue generated with PartyGaming and bwin.

The importance of customer liquidity in poker means that both PartyGaming’s and bwin’s B2B operations have to date been focused on poker services as a complementary revenue stream from existing assets, as well as a useful source of additional customer traffic for B2C poker networks. This additional liquidity is particularly valuable in nationally regulated markets, such as Italy and France, where regulations only permit nationals of the country to play with other nationals of that country, thereby limiting the potential size of the available liquidity pool. The B2B operations of both PartyGaming and bwin have already proven themselves valuable additions through agreements with major land-based betting organisations such as PMU and media groups such as Amaury, both of which have already generated meaningful customer liquidity in the French poker market.

bwin’s poker and B2B divisions (formerly Ongame) based in Stockholm, Sweden, have extensive experience in developing network services, having been developing online poker since 1999 and B2B services since 2004. bwin’s network services currently include the operation of three networks: an international (.com) network, an Italian network and a French network, all of which operate on the P5 poker platform.

bwin’s international B2B network started in 2004 and currently comprises 25 operators which currently represent 47 per cent. of bwin’s international (.com) poker liquidity, referring to real-money active customers. Some of the established operators on bwin’s network are Betfair, Betsson, Gala Coral and PAF.

bwin launched its Italian network in the autumn of 2008. The network currently has more than 20 operators and 5 million registered customers, making bwin the third largest poker operator in the Italian market, with a market share of approximately 16 per cent. according to Agicoscomesse. Liquidity for the network is largely provided by bwin and Gioco Digitale. In addition, B2B customers represent approximately 6 per cent. of bwin’s Italian poker liquidity. The Italian poker platform has been designed and built to fulfil the detailed and complex requirements of L’Amministrazione Autonoma dei Monopoli di Stato (the Autonomous Administration of State Monopolies, a division of the Italian Ministry of Economy and Finance). The platform has third-party certification and is ready for the cash game opening expected for late 2010 or early 2011. bwin’s Italian B2B business also offers other products such as bingo and skill games.

bwin’s newest network is its French network, which was launched on 30 June 2010, the opening day of the French market to private gaming operators. bwin was among the first operators to apply for and to be approved as a licence holder in France. Currently, contracted B2B operators on the French network include Sajoo, Eurosport, Boungiorno and Unibet, with Boungiorno (including its French brand Winga) expected to go live in the fourth quarter of 2010 and Unibet in the first quarter of 2011. B2B customers currently represent approximately 40 per cent. of bwin’s French poker liquidity.

With bwin’s three current B2B networks, B2B customers now represent 39 per cent. of bwin’s total poker liquidity and thus contribute a significant part of the overall poker player experience. The Directors believe that bwin’s B2B business is one of the world’s largest B2B providers for poker.

In 2009, B2B accounted for approximately 46 per cent. of bwin’s total active player days and approximately 15 per cent. of bwin’s total poker revenues.

As outlined above, the Combined Group’s strategy in respect of B2B will be to focus only on large meaningful partners in regulated or to be regulated markets that will enable the Combined Group to attract customers and generate revenue from those markets that might otherwise have been unavailable or which might only have been secured at very high cost.

The Combined Group’s B2B operations are expected to enable the Combined Group to access revenue from certain markets where the Combined Group itself would face significant challenges to become established as an operator.

Free money games

In addition to the revenue-generating games described above, PartyGaming and bwin also offer certain ‘play money’ games, where customers can participate in games for free, allowing visitors to the websites an opportunity to learn games such as multi-player poker and bingo. There are practice tables with virtual stake money for customers who do not wish to use real money. The games available at these tables include Texas Hold’em, Seven Card Stud, Five-Card Draw, Omaha and Omaha Hi/Lo. A ‘play money’ version of PartyGaming’s fixed financial odds betting product is also available. Free money games are a useful brand promotion tool and also help to attract new customers.

Financial Spread Betting

In 2010, PartyGaming launched a UK spread betting and contracts for difference (‘CFD’) service, InterTrader.com, which is operated by a third party, London Capital Group Limited (‘LCG’) an FSA authorised firm. The service enables customers to take financial positions using CFDs and make spread bets. The revenue generated by the service to date is not of significance.

CFDs and financial spread betting, which allow customers to make bets based on movements in the financial markets, are one of the fastest growing set of retail financial instruments in the world and in the expanding online market. Customers are offered access to a large variety of instruments including indices, commodities, forex pairs and equities and have the ability to trade with a margin account, starting from just 1 per cent. in many markets.

LCG and PartyGaming are subject to FSA conduct of business regulation in respect of their spread betting and CFD service. In particular, under the FSA’s New Conduct of Business Sourcebook, LCG and PartyGaming are required to provide fair and adequate disclosure of risk in relation to their spread betting activities, to ensure that customers understand the nature of spread betting and the commitments required, and to assess whether spread betting is suitable for any prospective customers.

The Introduction of the EU Markets in Financial Instruments Directive (‘MiFID’) harmonised regulation for investment services across the 30 Member States of the EEA and allows the provision of MiFID services throughout the EEA on a passport basis. Financial contracts for differences and certain other forms of derivative contract fall within the scope of the MiFID Directive. LCG is licenced to offer spread betting and CFD services in the UK, and holds MiFID passports which enable it to provide CFD services in a number of other EEA jurisdictions.

PartyGaming’s business model as a marketing agent for LCG allows it to enjoy three revenue streams from the provision of CFD and spread-betting services: a share of the commission charged to a customer’s opening and closing positions, income from financing fees and interest income on client balances.

World Poker Tour

In November 2009, PartyGaming acquired the business and substantially all of the assets of World Poker Tour, including the World Poker Tour brand, rights to a number of land-based events in the US and Europe and all other intellectual property rights associated with the World Poker Tour. World Poker Tour is a brand that is well recognised by poker fans around the world and especially in the United States. With an extensive library of over 150 hours of poker programming that is broadcast in more than 150 countries as well as the ClubWPT subscription poker offering that has more than 16,500 paying subscribers in 37 States in the United States, the Directors believe that World Poker Tour represents a valuable platform that could facilitate the future promotion of the Combined Group’s poker offering in international markets around the world.

Support services

Both PartyGaming and bwin have established centres of excellence in marketing, technology and other support services that combine to deliver the overall customer experience. Each of these elements are vital in building trust and confidence among customers as well as regulators and other key stakeholders.

Marketing

As is the case for many other consumer-facing businesses, both PartyGaming and bwin employ a variety of marketing tools to drive and support the success of their respective brands and products. Below is a discussion of some of the activities within PartyGaming and bwin’s marketing functions.

Customer acquisition and retention

Both PartyGaming and bwin have historically invested significant amounts in marketing and have employed a number of customer acquisition strategies, both online (including online advertising, affiliate programmes, referrals and search engines) and offline (including mass media (TV, print and outdoor) direct mail, sponsorships and referrals).

Since its withdrawal from the US market in 2006, PartyGaming’s marketing strategy has been to increase brand awareness and market penetration in non-US markets. bwin’s marketing focus has been on continental Europe, rather than the UK or North America.

Customer retention activities, which are designed to maximise customer revenues and customer lifetime value by providing personalised communications, bonuses, tournaments, a flow of new and innovative games and other events and promotions, also form part of PartyGaming’s and bwin’s marketing strategy.

PartyGaming and bwin have improved their processes for reactivating customers which has helped to improve customer retention levels. In 2009, PartyGaming attracted over 800,000 new real money players, a 27 per cent. increase over 2008, and recruited new players using a multi-channel approach ranging from television advertising to affiliates and search engines. bwin attracted over 873,000 new real money players in 2009 using a mix of ‘above the line’ and ‘below the line’ marketing measures specifically tailored for its local markets, utilising the know-how of its distributed marketing organisation. Having organised its database into more than 1,100 customer segments, the programme identifies groups of customers based on their individual behaviour, allowing PartyGaming to offer them a bespoke promotion based on what they have done previously and when they did it. The programme can make up to 15,000 separate offers to different customer segments across PartyGaming’s database of customers every day.

Poker-themed television programme production and subscription poker

In addition to exploiting the assets of the World Poker Tour, PartyGaming has developed a number of other TV-focused land-based events such as Premier League Poker, World Open and Poker Den: The Big Game. With over 600 hours of PartyGaming branded poker programming seen by a further 400 million people, this has supported brand-awareness and attracted customers from a number of countries worldwide. In 2009, World Poker Tour programming was broadcast in over 200 countries to an aggregated audience in excess of 400 million people. The Combined Group also plans to exploit World Poker Tour’s subscription poker business ahead of any regulation of the US online gaming market.

Advertising

Internet advertising on a variety of different websites and portals directly supports PartyGaming and bwin’s offline marketing communication activities. PartyGaming and bwin currently deploy online marketing on more than 10,000 websites throughout Europe, including on poker portals, poker forums and other relevant websites. PartyGaming maintains commercial deals with large-volume traffic websites that can offer traffic from many markets. bwin buys online advertising locally in the relevant markets with the goal of achieving the best and largest country-specific traffic.

Television advertising on major channels for sports betting is usually positioned around sporting events. The impact of sports betting advertising is maximised by employing a mixture of sponsorships and traditional advertising spots.

Advertising for poker tends to be through a combination of poker shows and other TV programmes that generally appeal to men, including sporting events.

In those countries where restrictions on TV advertising limits the ability to promote online gaming products and services, the advertising-funded programmes of World Poker Tour and PartyGaming have been linked to mass brand awareness and thereby poker player sign-ups. Print advertising tends to be used primarily in markets where TV advertising is not accessible or is restricted. However, in markets with full TV access, print advertising may be used to complement the media mix and deliver a multiplier effect.

As most advertising is charged on a sliding scale according to the total value of the advertising spend by the advertisers, the Combined Group expects to benefit from economies of scale and also from the reduction of duplicative advertising in certain markets.

Sponsorship

bwin has established a number of leading sports marketing and sponsorship agreements throughout Europe that support the bwin brand. Historically, bwin has concentrated its sponsorship on sports that enjoy international popularity. It is an active sponsor of established and diverse sports such as football, basketball, the MotoGP championships and alpine skiing. Apart from numerous national sponsorship activities, the focus of bwin’s international sponsorship activities has shifted mainly to associations with internationally recognised football clubs and leagues.

In 2009, bwin extended its sponsorship of Real Madrid to the 2012/2013 season, highlighting bwin’s long-term commitment to top-class football. bwin has extended its sponsorship of MotoGP until 2011 and is confirmed as a sponsor of the Hahnenkamm men’s downhill ski race in Kitzbühel, Austria until 2012.

PartyGaming uses sponsorship in certain local markets to promote its brands and offerings. In relation to the PartyPoker brand, PartyGaming has signed up former Italy international player and current AS Roma captain Francesco Totti and the popular French comic actor Bruno Solo. Through a long-term strategic partnership with Matchroom Sport, one of the world’s largest suppliers of poker and sports programming, PartyGaming has sponsored tens of thousands of hours of poker and sporting events that have been distributed globally. These include the Prize-Fighter Boxing Series, Premier League Snooker and the Mosconi Cup of Pool.

The Combined Group will continue to employ a variety of sponsorship opportunities to continue to promote its brands and products on both an international and localised basis.

Loyalty schemes

PartyGaming’s revamped Palladium VIP Reward Programme was launched in July 2009 and represented a complete re-engineering of its loyalty scheme. Initially focused on increasing the retention and share of wallet of PartyGaming’s most valuable customers, the programme was then extended to include medium-value customers. As of September 2010, the Palladium VIP Programme had 3,300 registered members.

bwin’s b’inside customer loyalty programme, had more than 1.1 million members at the end of September 2010, compared to 850,000 members at the end of 2009 and 500,000 at the end of 2008. bwin customers are not automatically enrolled in the b’inside programme but must register separately. Since its launch in October 2007, the contribution of b’inside members to total gross revenue has increased to more than 50 per cent.

The Combined Group will consider whether to combine bwin’s and PartyGaming’s loyalty programmes into a single, combined loyalty programme following Completion.

Bonuses

Customer bonuses are one of the most prevalent and successful tools employed by the online gaming industry to attract customers to register, deposit and play. Both PartyGaming and bwin offer a broad range of different bonus types, each of which is used to drive player traffic. Bonuses that aim to attract customers to register for the first time are called ‘sign-up’ bonuses, these provide, in the case of PartyGaming, an additional 100 to 200 per cent. over and above the initial amount paid to customers who successfully register and play a required minimum number of hands or bets. In order to be competitive, bwin’s sign-up bonuses differ from country to country and from product to product. In France for example, a €50 bonus is offered for new sportsbook customers and a €100 bonus for poker customers. bwin maintains the flexibility to change these bonuses for promotional reasons at any time.

Another popular bonus type is a so-called refer-a-friend bonuses which enables customers to earn a fixed sum for referring a friend. The friend is also generally granted, in the case of PartyGaming, a $50 bonus added to the funds he or she initially deposits and, in the case of bwin, $30 if the friend uses bwin’s poker offering during the first 30 days following registration.

As a tool for retaining customers, PartyGaming and bwin award bonuses to existing real money customers. These are typically player pay-in bonuses, which give customers extra funds when they next pay in funds. Bonuses may also be granted to win back inactive customers and, in limited circumstances, as a gesture of goodwill towards existing customers.

The majority of bonuses have strict terms attaching to their use, such as a requirement that they are used within a certain time frame or a restriction on their ability to be redeemed until such time as the player has wagered a certain amount on the site or played a certain number of real money games.

Affiliate marketing network

The Directors believe that PartyGaming has one of the largest affiliate marketing networks in the online gaming industry with approximately 4,000 active affiliates. These affiliates promote the PartyGaming brands in return for fees in the form of a payment per real money customer signed up or a share of the revenue generated by the customer.

bwin’s recently launched affiliate programme ‘bewinners’ markets all bwin brands and labels within a single system that has been designed to facilitate processes between affiliate partners and bwin, with the goal of providing the most-cost-efficient and easiest-to-use affiliate network in the online gaming industry.

The Combined Group expects to derive benefits of scale by introducing customers directly between PartyGaming’s platform and bwin’s platform. By merging PartyGaming’s and bwin’s affiliate databases, it is anticipated that the Combined Group will benefit from promotional efforts of affiliates on the merged database.

Technology

Both PartyGaming and bwin’s success to date has been supported by the continued development of their respective proprietary technology and systems.

Software development

PartyGaming and bwin both have a technology-based culture focused on integrity, speed, reliability and scalability, all of which are prerequisites for sustainable growth. The strong technology background of key members of the management team has led to substantial investment by both PartyGaming and bwin in scalable, secure, safe and feature rich technologies. PartyGaming and bwin each owns, or has licences to use, all of the software that is material to their operations (including poker games, gaming platforms and payment processing software).

In September 2008, PartyGaming launched the next generation of its market-leading poker software – a project that had taken 18 months and delivered a raft of new features and functions, many of which were unique such as personal avatars and multi-table features such as stacking.

PartyGaming launched the next generation of the B2B platform in 2009 and has continued investment to enable B2B partners a flexible and fast integration platform. PartyGaming’s in-house product development team of over 350 full time employees releases software upgrades every three weeks and delivers over 1,000 projects a year.

PartyGaming is committed to expanding its product base through games developed internally as well as those supplied by third parties. Its casino sites now offer over 145 different games with in-house produced gaming content including slot machine games such as Gone with the Wind, Circus, Rambo, Naked Gun, Call of Duty and Terminator, as well as PartyGaming’s $1.5 million seeded jackpot slot machine Melon Madness.

In June 2009, bwin completed the migration from its former Poker 4 or P4 to its new P5 poker platform, which provides poker game clients and gaming services for bwin’s B2B and B2C businesses. The service-orientated architecture of the platform is the basis for a variety of new products, both for B2C end players, and for B2B customers. The modular design of the platform allows for scaling up to 250,000 customers in various data centres, the pooling of international customers’ liquidity, as well as the operation of regional networks. Since October 2009, bwin poker platforms have been run on P5, including the Gioco Digitale poker platform since February 2010.

bwin has invested in several projects to establish leadership in sports betting by designing its website with an attractive black look and feel, offering an advanced loyalty programme with an integrated online shop, and creating a completely new affiliate management system. Initiatives have also been completed in order to separate important business processes, such as those used for bookmaking, from bwin’s core internal software processes, which has led to further improved scalability within bwin’s IT systems. bwin has recently introduced a number of processes to optimise the growth and improve the cost-efficiency of its IT systems. The bwin delivery management process, which is based on agile software development principles, helps to integrate the software development process from the initial identification of the requirements for the software through to actual deployment. The bwin delivery management process is also compliant with the principles of best practice advocated by ITIL.

With this technical know-how and expertise, the Directors believe the Combined Group is well placed to continue to support and augment its market-leading technology systems architecture.

Hardware and related equipment

PartyGaming’s primary real money gaming servers and related equipment are based in Gibraltar. PartyGaming also maintains back-up gaming servers in Gibraltar and Alderney. bwin uses servers and related equipment in Austria, Gibraltar, France, Italy and Kahnawake.

PartyGaming and bwin are committed to using the best technologies integrated with their internally developed software and systems. Both PartyGaming and bwin have invested substantially in technology to support their rapid growth. PartyGaming’s underlying infrastructure uses EMC for storage, Veritas for back-ups, Sun Servers for Database and Cisco, Netscreen and Toplayer networking components besides HP hardware for the gaming servers themselves. The proprietary software architecture is scalable and is based on C++ and Java running on a near 100 per cent. Linux and Solaris platform within an Oracle RAC environment. bwin uses a Microsoft.NET technology stack for its Sportsbook product and also for all e-commerce web-sites, with a focus on delivery speed. bwin’s partnership with Microsoft supports bwin by running the bwin test suite (in a Microsoft laboratory) on the latest version of the ..NET platform and MS-SQL Server. bwin’s platform-backend services and its new P5 poker platform are built on Java frameworks and products from Oracle, Tipco and Open Source for system and organisational scalability. bwin’s strategic partners for hardware are Cisco, EMC, F5 and HP.

The Combined Group intends to use its strength to further optimise its ability to enter newly regulated markets in a more flexible and cost-efficient manner. A common gaming platform, a framework to produce e-commerce web-sites and product optimisation are expected to be furthered by combining the research and development power and technology experience of both PartyGaming and bwin.

System security

In common with other online service providers, PartyGaming and bwin’s systems have in the past been subject to attempts by ‘hackers’ seeking to gain unauthorised access to their databases. PartyGaming and bwin each use firewalls and intrusion detection and prevention systems to resist such unauthorised access. In addition, both PartyGaming and bwin have been targeted by distributed denial of service (‘DdoS’) attacks, some of which have followed extortion threats. These attacks generally bombard the gaming servers of the service provider using distributed ‘zombie’ computers in an attempt to force the service provider to shut down operations. PartyGaming and bwin have licensed and implemented third party technology to block DdoS attacks.

Fairness and integrity of gaming systems

PartyGaming and bwin’s gaming systems are regularly tested for randomness and fairness by iTech Labs, an independent testing agency. iTech Labs certifies the integrity of their respective random number generators and monitors them on a daily basis.

Support operations

Customer support

Professional customer service is essential for maintaining customer satisfaction and helps to maximise the velocity and volume of customer transactions. The PartyGaming and bwin customer service units operate internationally providing local-language support on a wide range of topics. This requires customer service agents to be skilled in a number of areas, including product, payment and technical support.

At the end of 2009, PartyGaming had over 180 full-time customer service agents providing support in 14 languages. Approximately one-third of the 1.5 million customer contacts received during 2009 were conducted in languages other than English and approximately 70 per cent of the total were dealt with via email. bwin had 187 full time equivalent customer service agents at the end of 2009, and during 2009 handled over 1.6 million customer contacts in 22 different languages.

bwin’s customer service unit is a full-service provider offering support for the whole bwin product portfolio to all end customers and business partners. The bwin customer service unit is responsible for the entire service value chain: first-line support, second-line support and complaints mitigation, as well as performance, information, quality and incident management. All service locations are fully integrated and use the same technology (customer management tool, call distribution software, workforce management application and reporting cockpit). This results in a flexible and highly efficient unit with an integrated approach to service delivery, ideally positioned to respond to both customer and business needs. In its continuous drive for cost efficiency and service optimisation, the bwin customer service unit uses state-of-the-art technology and places a strong focus on the continuous enhancement of process landscapes and on staff development.

As the interface with the customer, the PartyGaming and bwin customer service units form a vital link between the customer and all other business units. This enables PartyGaming and bwin to better meet customer needs in a variety of ways, including the appropriate adaptation of product offerings.

Payment processing

To appeal to as many customers as possible, PartyGaming and bwin aim to provide a wide variety of methods for funds to be paid-in and withdrawn from customer accounts. In addition, efforts are made to enable customers to make withdrawals quickly and easily.

PartyGaming and bwin have existing contracts with a number of financial institutions and payment processors supplying 69 customer pay-in and withdrawal methods. Options include credit cards, online wallets, bank drafts, mobile payments and pre-paid cards. Funds can be withdrawn on request, and paid out through one or more of these methods.

After launching a prepaid card in 2008, Vincento Payment Solutions Limited (an indirect 100 per cent. subsidiary of TC Invest AG (‘TCI’) itself a 100 percent subsidiary of bwin Interactive Entertainment AG specialising in electronic accounts and prepaid cards) launched its business in Germany in 2009, with a product called ‘Kalixa’. Kalixa was made available to Italian customers in the first half of 2010. bwin’s TCI payment group covers the complete payment value chain and offers its services as tailor-made products for online gaming and other industry segments. CQR UK Payment Solutions Limited (‘CQR UK’) a payment processing specialist and 100 percent subsidiary of CQR Payment Solutions GmbH (‘CQR’) a 100 per cent. subsidiary of TCI, obtained an ‘authorised payment institution’ licence from the FSA in 2009. CQR draws on over ten years of risk management experience in the online gaming sector. Approximately 30 CQR employees work in risk management. CQR UK and CQR together process transactions valued at more than €1 billion each year on the CQR certified payment platform, offering 69 local payment options in 16 different currencies.

PartyGaming’s online wallet is multi-currency enabled, currently offering up to seven currencies, with the primary currencies being US dollars, euros, pounds sterling and Canadian dollars.

bwin offers its customers the ability to make transactions in 20 different currencies.

Fraud detection and chargebacks control

Fraud detection and chargebacks control is a particular area of focus for PartyGaming and bwin. Both PartyGaming and bwin continually monitor their systems for fraudulent activity principally through their payment processing system and transaction services department, which collect and investigate certain information on all accounts and monitors any abnormal activity in respect of the accounts and customer behaviour.

Fraud typically occurs in the form of chargebacks resulting when a customer either disputes or fails to honour a transaction. This can occur in a number of ways, including providing incorrect bank information, denying the transaction ever took place, having insufficient funds in the customer’s account or abuse of payment accounts (e.g. credit cards, wallets, bank accounts) after illegally gaining access to these accounts.

To preserve the integrity of their poker offerings, PartyGaming and bwin have also put in place numerous measures to prevent collusion between customers, to prevent fraudulent abuse and to detect and prevent the use of ‘bots’ (automated computer programmes) which may give customers using them an unfair advantage. These controls have been developed from their experience in the online gaming industry and through IT system developments. Action taken upon the detection of fraud or bots can include warning customers, preventing certain customers from playing at the same table, blocking the relevant account(s) and confiscating customer funds.

PartyGaming and bwin have dedicated teams of employees working in fraud detection and prevention. These efforts are supported by the actions of customers who suspect fraudulent activity or collusion, that can and do notify customer services of their suspicions by e-mail or telephone while playing.

Bad debts arise largely as a function of payment processor defaults on payments. As customers are not provided credit, the only credit risk from customers are chargebacks, as described above, and uncleared payments. PartyGaming and bwin are constantly working to ensure that write-offs required due to bad debts and charge-backs are minimised and kept at the lowest level possible without unduly impeding business growth and the player experience.

Bookmaking risk management

Taking appropriate measures to deal with online gaming risks in general and specific betting risks in particular is a standard aspect of PartyGaming and bwin’s everyday business operations. PartyGaming employs highly specialised and experienced bookmakers to monitor market odds for sporting events and bwin employs highly specialised and experienced bookmakers to calculate appropriate market odds for sporting events, (odds that will attract bets from customers that are likely to produce the desired margin for the bookmaker).

Despite efforts made by bookmakers, it is impossible to remove entirely the possibility that certain parties may seek to manipulate the outcome of sporting events in order to secure a profit. As online providers, PartyGaming and bwin take preventive measures and have implemented a number of security tools in order to protect the integrity of sport as well as their shareholders and employees by minimising this risk.

Preventative measures designed to ensure the security of online gaming operations include sophisticated know-your-customer procedures, including the personal registration of customers complete with name and date of birth, as well as the verification of customers based on electronic tolls or personal IDs (minors are excluded). PartyGaming and bwin do not accept cash deposits and never pay out winnings in cash, making all financial transactions either via recognised payment service providers or bank transfer.

The measures which PartyGaming and bwin take to discourage and prevent the manipulation of bets include the exclusion of events prone to manipulation from their betting line-ups, and the assurance of responsible and risk adequate limits. In the interest of fairness to all customers, PartyGaming and bwin’s general terms and conditions prohibit users from placing bets if they are involved in sports events in any way, either as athletes, referees, agents owners or officials. Furthermore, user profiling plays an integral part of bookmaking risk-management in order to detect and prevent syndicate betting by customers that may in any way be associated with athletes, referees, agents, owners or officials. Any irregular betting pattern, be it on a particular sporting event or that of an individual customer, is thoroughly investigated by experienced in-house security analysts.

Knowing customers’ identities makes it possible to track the movement of money, and often to recognise betting manipulation early on so that appropriate and preventative action can be taken. In response to several cases of betting fraud that took place in Germany, bwin established an early warning system for fraud in co-operation with EBA Clearing, the inter-bank clearing house for euro payments. EBA members set up the European Sports Security Association (‘ESSA’) in 2005 with the objective of using data made available by all ESSA members to detect the signs of betting manipulation as early as possible. Both PartyGaming and bwin are members of the board of ESSA.

Management information systems

PartyGaming uses Oracle Financials, a standard accounting software package, for its general accounting function, the analysis of business trends and the production of financial statements. Oracle Financials is supported internally by its IT department and externally by certificated Oracle consultants.

bwin uses SAP, a standard accounting software package, for its general ledger function and Oracle Hyperion for the production of financial statements and budgeting. SAP is supported internally by its IT department and externally by certificated SAP consultants.

Responsible gaming

PartyGaming and bwin each seek to provide a safe, responsible and trusted online gaming environment through compliance with industry best practice and both PartyGaming and bwin take responsible gaming seriously.

Whilst there was no legal requirement to do so, PartyGaming has appointed an Ethics Committee to maintain ethical and social policies for PartyGaming and since 2005 has engaged GoodCorporation, an organisation that conducts independent and confidential assessments of ethical management practices, to undertake a regular and independent review of its internal procedures and controls.

PartyGaming’s operations have been certified by GamCare, a registered UK charity that seeks to promote a responsible approach to gaming, and continue to operate in accordance with GamCare’s code of conduct. This code requires operators, amongst other things, to provide player-led payment limits and controls for session play (for casino games); to provide self exclusion options and responsible gaming content and sources of help for all customers; to verify the age of all UK sign-ups; and to provide customer service teams with training on problem gambling.

As part of its effort to promote responsible gaming, since 2005 bwin has been cooperating with leading European researchers in the field of addiction and prevention as well as the Division on Addictions, Cambridge Health Alliance (a Harvard Medical School teaching affiliate). The goal of the research project is to scientifically evaluate games and responsible gaming measures offered to customers. The cooperation also seeks to identify the emergence of gambling-related problems early on, based on objective patterns within gaming behaviours, to facilitate the appropriate player-protection measures and prevent gambling-related issues before they arise.

bwin has implemented a scientifically evaluated responsible gaming concept with proven effectiveness, providing a graded approach to player protection, including protection of minors, information and awareness materials, player-led and bwin-imposed limitations and self-exclusion procedures.

All new bwin employees are required to complete EMERGE, an e-learning programme developed by Harvard Medical School that conveys basic knowledge about gambling issues and responsible gaming. Upon passing the EMERGE test, employees receive a diploma recognised by the American Academy of Healthcare Providers in Addictive Disorders. bwin employees whose areas of responsibility are more focused on responsible gaming issues receive monthly training and supervision cooperation with several counselling organisations.

PartyGaming and bwin (together with other online gaming and betting operators) are members of the European Gaming and Betting Association (‘EGBA’). The EGBA is the industry body representing the leading online gaming and betting operators established, licensed and regulated within the European Union. The EGBA promotes the implementation of a fair, competitive and regulated market for online gaming operators. As founding members of the EGBA, both PartyGaming and bwin have also been independently audited by eCOGRA, a non-profit, customer protection and standards organisation that provides an international framework for best operational practice requirements, with particular emphasis on fair and responsible gambling. PartyGaming is also a member of the FTSE4Good Index Series of Companies in recognition of its responsible approach to fair and responsible gambling.

Intellectual Property

Proprietary intellectual property

The copyright, trademarks, domain names, trade secrets, proprietary technology and other intellectual property of PartyGaming and bwin are important for their long-term success. Other than licensed rights, PartyGaming owns the key intellectual property rights in software material used in its operations, whether gaming or operational software, and bwin owns the key intellectual property rights to its customer/gaming platform, including sportsbook and poker software.

PartyGaming’s trade marks and domain names include:

─	‘PartyGaming’, ‘PartyPoker’, ‘PartyCasino’, ‘PartyBingo’, ‘Gamebookers’, ‘Foxy Bingo’ and ‘World Poker Tour’; and

─

www.PartyPoker.com, www.PartyCasino.com, www.PartyBingo.com, www.PartyGammon.com, www.PartyBets.com, www.InterTrader.com, www.FoxyBingo.com, www.GetMinted.com, www.Gamebookers.com and www.WorldPokerTour.com.

bwin’s key trade marks and domain names include:

─	bwin, betandwin, play for real, b’inside, bewinners, Betoto, Ongame Network, PokerRoom and b.bwin; and

─	www.bwin.com, www.bwin.org, www.bwin.it, www.bwin.fr, www.bwin.de, www.bwin.com.ar; www.bwin.com.mx; www.giocodigitale.it, www.ongamenetwork.com, www.pokerroom.com, www.betoto.com and www.win.com.

PartyGaming and bwin rely on the protection of trade mark and copyright law, trade secret protection and contractual obligations and licence agreements with their employees, customers, partners and others to protect their proprietary rights. In order to protect their brands and trade marks, PartyGaming and bwin have sought certain registrations in the key countries in which they operate and applications for registration of key trade marks are currently pending in certain key jurisdictions.

In addition, PartyGaming and bwin may apply for patent protection for developed technology from time to time.

Licensed intellectual property

PartyGaming and bwin license intellectual property from third party suppliers in relation to both gaming and operational software from time to time.

Use of customer data

PartyGaming and bwin use collected customer data to provide customers with the services they have requested. They also use customer data to carry out identity and age verification checks on prospective customers, for marketing purposes, inviting customers to new tournaments or to join their loyalty offering, and offering or sending merchandising to customers.

PART 3

DIRECTORS AND CORPORATE GOVERNANCE

Directors of the Company

The following table lists the names, positions and ages of the Existing Directors, the Proposed Directors and the proposed chairman of the Board:

Name	Age	Position with the Combined Group	Current Position

Simon Duffy	61	Chairman(1)	New appointment
Jim Ryan	49	Joint Chief Executive Officer	PartyGaming CEO
Norbert Teufelberger	45	Joint Chief Executive Officer(1)	bwin Co-CEO
Martin Weigold	45	Chief Financial Officer	PartyGaming Group Finance Director
Joachim Baca	39	Chief Operating Officer(1)	bwin COO
Per Afrell	53	Independent Non-Executive Director(1)	Member of the bwin Supervisory Board
Manfred Bodner	48	Non-Executive Director(1)(3)	bwin Co-CEO
Tim Bristow	55	Independent Non-Executive Director	PartyGaming Director
Helmut Kern	45	Independent Non-Executive Director(1)	Member of the bwin Supervisory Board
Rami Lerner	56	Non-Executive Director(2)	PartyGaming Director
Lewis Moonie	63	Independent Non-Executive Director	PartyGaming Director
Rod Perry	65	Deputy Chairman and Senior Independent Director	PartyGaming Chairman
Georg Riedl	51	Non-Executive Director(1)	Member of the bwin Supervisory Board

(1)	Appointment conditional on Completion.

(2)	Appointment pursuant to the PartyGaming Relationship Agreement.

(3)	Appointment pursuant to the bwin Relationship Agreement.

Simon Duffy (Chairman)

Simon Duffy serves as a non-executive director of Oger Telecom Limited and Modern Times Group AB and as a non-executive Chairman of Cell C (Pty) Limited, Cadogan Petroleum plc, mBlox Inc and Symbiotic Technologies Pty Ltd. Previous non-executive directorships include Imperial Tobacco Group plc, GWR Group plc, HMV Media Group Plc and Gartmore Plc.

From 2007 until 2008 Simon Duffy was Executive Chairman of Tradus plc (formerly QXL plc). Prior to Tradus, he was Executive Vice Chairman of ntl:Telewest Inc. (now Virgin Media Group) having previously been President, Chief Executive Officer and Chief Operating Officer of ntl Inc., the major component of Virgin Media Group.

Prior to ntl, Simon Duffy was Chief Financial Officer of Orange SA and before that Chief Executive Officer of Denmark-based wireless data company End2End AS. He joined End2End from internet service provider WorldOnline International BV, where he was Chief Executive Officer and Deputy Chairman. Previously he had spent eight years at EMI Group plc, where he was Group Finance Director and Deputy Chairman, and six years at Guinness plc, including three as Operations Director of United Distillers.

Jim Ryan (Joint Chief Executive Officer)

Jim Ryan joined PartyGaming in June 2008. Prior to joining, he was Chief Executive Officer of St. Minver Limited and he has also held senior posts at three publicly listed companies as President and Chief Executive Officer of Excapsa Software Inc and as Chief Financial Officer of CryptoLogic Inc. and Chief Financial Officer of SXC Health Solutions Corp. Educated at Brock University in Ontario, Canada, where he obtained a business degree with first class honours, Jim Ryan obtained professional qualifications as a Chartered Accountant from the Canadian Institute of Chartered Accountants.

Norbert Teufelberger (Joint Chief Executive Officer)

Norbert Teufelberger has been involved in the national and international casino and betting business since 1989. He occupied key positions with Casinos Austria, was a consultant to the Novomatic Group of companies and co-founded a land-based casino company currently listed on the Nasdaq Capital Market and on the Prime Market of the Vienna Stock Exchange. He joined bwin Interactive Entertainment AG in September 1999 and was instrumental in drawing up the initial business plan of bwin and the subsequent structuring and preparation for the public listing of bwin Interactive Entertainment AG. He was appointed to the Executive Board on 19 January 2000, being initially responsible for finance, administration and operations. He was appointed Co-CEO of the Company at the beginning of June 2001. Outside the Group, Norbert Teufelberger is chairman of the Supervisory Board of the European Gaming and Betting Association (EGBA) and held the post of non-executive director with betbull Holding SE. He resigned the latter function at the beginning of 2010. He holds a Masters in Business Administration from the University of Economics and Business Administration in Vienna.

Martin Weigold (Chief Financial Officer)

Martin Weigold joined PartyGaming in January 2005. Prior to joining PartyGaming, he was the Chief Financial Officer of Jetix Europe NV, formerly Fox Kids Europe NV, for five years from its listing on Euronext in 1999. Before holding this position, he was the Vice President of Finance of Walt Disney Television International for four years and previously was an Assistant Director of Guiness Mahon Development Capital for six years following a three year period as a management consultant with Arthur Andersen. He holds a joint honours degree in economics and accounting from Bristol University and is a member of the Institute of Chartered Accountants of England and Wales.

Joachim Baca (Chief Operating Officer)

Joachim Baca joined bwin in 2004, and served as COO since 2006. Previously he has been engaged in e-commerce business, leading various projects for Red Bull GmbH and Marchfifteen AG. As COO, Joachim Baca has steered the company through a period of rapid growth, as bwin transitions from a start-up to an industry leader. He was instrumental in consolidating operations and leading product development. Joachim Baca is an integral part of the bwin management team, overseeing key business functions such as products and services, technology, organisational development and human resources.

Per Afrell (Independent Non-Executive Director)

Per Afrell is a founding partner in the real estate investment group Profi Management AB. He is chairman of Profi’s two investment vehicles Profi I AB and Profi II AB. He has been a board member of bwin since 2007. His current appointment ends in 2012. He was chairman of Ongame e-solutions AB before it was acquired by bwin. He has been a member of the

Stockholm Stock Exchange Listing Committee, of the Board of the Swedish Accounting Standards Committee and has held various management positions in the financial industry.

Manfred Bodner (Non-Executive Director)

Manfred Bodner has occupied various management positions since 1989. From 1989 to 1995 he was CEO of Trend Versand AG which operated a mail-order business in the emerging markets of Eastern Europe. Manfred Bodner was one of the two founding partners of the company, and he built and ran its technology and the marketing sales department. The company was founded in Hungary in 1989 and quickly expanded into Poland, the Czech Republic and Slovakia. In 1995 he moved to the executive board of the Eastern European holding company of Neckermann Handels AG (world nr.three mail order group) based in Vienna, he remained in this position until 1998. In 1998 he co-founded Eastern Press AG a publishing house providing subscription services in Hungary, Poland and the Czech Republic. In 1997 Manfred Bodner started the gastronomy group Bar Italia GmbH, which developed an Italian bar and restaurant concept initially supposed to be the pilot for a chain concept. The group currently operates three outlets in Vienna and is preparing an enlarged roll-out. As a founding board member, Manfred Bodner has been with bwin Interactive Entertainment AG since May 1999, where he started operations from scratch and has been responsible for marketing/sales and technology from the beginning. He was formally appointed Co-CEO of bwin Interactive Entertainment AG at the beginning of June 2001.

Tim Bristow (Independent Non-Executive Director)

Tim Bristow became an Independent Non-Executive Director of PartyGaming in May 2007 and is Chairman of the Ethics Committee and a member of the Audit, Remuneration and Nominations Committees. He is the Chief Executive Officer of Gibtelecom, Gibraltar’s primary telecommunications provider. His past directorships have included Gibraltar-based subsidiaries of the Northumbrian Water Group, Verizon Communications and British Telecom. Tim Bristow was formerly the Financial and Development Secretary of Gibraltar and previously a director at the National Audit Office in London, where he trained as an accountant after graduating, was the Private Secretary to the UK Comptroller and Auditor General and worked with United Nations agencies in Rome.

Helmut Kern (Independent Non-Executive Director)

Helmut Kern is Head of Consulting Austria with PricewaterhouseCoopers (PwC) and owner and CEO of Beyond Consulting GmbH and Beyond Holding GmbH. He was first appointed to the board of bwin in 2004. Previously, he also acted as Global Partner of Deloitte Consulting and was CEO of an Austrian Private Foundation (DFGJ-Privatstiftung) and interim Director of Wellcon Gesellschaft für Prävention und Arbeitsmedizin GmbH. Helmut Kern holds a Master in Business Administration (‘Magister’) from the University of Economics and Business Administration in Vienna and has completed an Executive Leadership Development Program at Columbia University, N.Y.

Rami Lerner (Non-Executive Director)

Rami Lerner joined PartyGaming in March 2009 as a Non-Executive Director and is a member of the Nominations and Ethics Committees. Previously, he served in Israel’s Prime Minister’s Office from 1981 to 2003, finishing his career as an Executive Senior Officer. Between 2003 to 2005 he was the Chief Executive Officer of the Society for the Protection of Nature in Israel. Currently he is the Managing Director of his family’s investment fund. Rami has an EMBA from Tel Aviv University.

Lord Moonie (Independent Non-Executive Director)

Lewis Moonie joined PartyGaming in December 2007 as an Independent Non-Executive Director, and became Senior Independent Director in August 2008. He is Chairman of the Remuneration Committee and currently chairs the Audit Committee until a successor for the former Chairman of the Audit Committee is appointed, as well as also being a member of the Nominations and Ethics Committees. Before being made a Life Peer he was the UK Member of Parliament for Kirkcaldy between 1987 and 2005. He held the position of Under Secretary for State at the Ministry of Defence between January 2000 and June 2003. Before becoming an MP, he studied medicine and was a consultant in public health medicine, a senior medical adviser and clinical pharmacologist in the pharmaceutical industry.

Rod Perry (Deputy Chairman and Senior Independent Director)

Rod Perry was appointed as Non-Executive Chairman of PartyGaming in August 2008. He originally joined PartyGaming in April 2005 and became a Non-Executive Director in May 2005. He is Chairman of the Nominations Committee and a member of the Remuneration and Ethics Committees. Until 2009, Rod Perry was a Non-Executive Director at Gulf of Guinea Energy (a private Cayman company with operations in Nigeria) and Indago Petroleum, an AIM-listed oil and gas exploration company incorporated in Guernsey and operating in Oman. He is also an advisor, director and member of the investment committee at Ithmar Capital, which is a $250 million private equity fund focused on the GCC region from its base in Dubai. More recently he has become a Partner in Life Africa Emerging Markets Capital. This is a new fund which is acquiring cellular phone operations across sub-Saharan Africa. The first company (Madamobil) has just become operational in Madagascar. Rod Perry had previously been an executive director at 3i Group plc, latterly responsible for venture capital investment activities worldwide. He joined 3i in 1985 as an industrial adviser and was appointed to the executive committee in 1997. He retired from the 3i board in July 2005.

Georg Riedl (Non-Executive Director)

Georg Riedl is a lawyer with the Riedl law firm. He has sat on the boards of Österreichische Salinen AG and group companies, AT&S Austria Technologie & System-technik AG, paysafecard.com Wertkarten AG, Wiesenthal & Co AG and bwin Services AG. Georg Riedl was first appointed to the board of bwin in 2005 and his term ends in 2014.

Corporate governance of the Company

The Company will be governed according to its articles of association and the provisions of the Gibraltar Companies Act. The Board will be a single-tier board and will be responsible for the proper management of the Company. Although Gibraltar does not have the same system of corporate governance as the UK, the Company’s Board will comply with the corporate governance requirements set out in the UK Financial Services Authority’s Disclosure and Transparency Rules and shall endeavour to comply with all the principles set out in the UK Corporate Governance Code where it is possible to do so and will explain any deviations from these principles.

Compliance with the UK Corporate Governance Code

The UK Corporate Governance Code applies to the Company. The Company is in compliance with the UK Corporate Governance Code except in respect of (i) the independence of the Board, (ii) the performance-related elements of Executive Director remuneration and (iii) executive share options being offered at a discount and, from Completion, (iv) the remuneration of Non-Executive Directors including share options or other performance-related elements.

Independence of the Board

Excluding the Chairman, there will initially be equal executive and non-executive representation from the current PartyGaming Board and the current bwin Board.

The UK Corporate Governance Code recommends that at least half the board of directors of a UK-listed company, with a premium listing of equity shares on the London Stock Exchange excluding the chairman, should comprise non-executive directors each determined by the board to be independent in character and judgement and free from relationships or circumstances which may affect, or could appear to affect, the director’s judgement.

The Company does not comply with this recommendation because it has two independent non-executive directors excluding the Chairman (Lewis Moonie and Tim Bristow) and three non-independent Directors (Jim Ryan, Martin Weigold and Rami Lerner). The Directors have agreed a balanced management structure for the Combined Group, drawing upon the considerable management strength and experience of both PartyGaming and bwin. However, subject to a material change in the holdings of bwin’s largest shareholder, Androsch Privatstiftung, following Completion, the Board will initially not comply with the recommendation of the UK Corporate Governance Code relating to Board independence, because it will have five independent directors excluding the Chairman and initially seven non-independent directors. Despite this technical imbalance of independent and non-independent Directors, the Directors are satisfied that the Board will be able to maintain a sufficient degree of independence for the following reasons:

(i)

On the majority of business items to be considered by the Board, Rami Lerner (who will be the Principal PartyGaming Shareholders’ nominee on the Board) is expected to be independent because the interests of the Company under most circumstances will be aligned with the interests of the Principal PartyGaming Shareholders, so no conflict of interest will arise between Rami Lerner’s duties to the Company and his interests as nominee of the Principal PartyGaming Shareholders.

(ii)

Similarly, on the majority of business items to be considered by the Board, Georg Riedl (who is also a director of Androsch Privatstiftung, one of the Principal bwin Shareholders) is expected to be independent because the interests of the Company under most circumstances will be aligned with the interests of Androsch Privatstiftung, so no conflict of interest will arise between Georg Riedl’s duties to the Company and his duties as a director of Androsch Privatstiftung.

(iii)

There may be circumstances in which the interests of the Company are not aligned with the interests of the Principal PartyGaming Shareholders and/or Principal bwin Shareholders, and a conflict of interest arises for Rami Lerner, Georg Riedl and/or Manfred Bodner (who is the Principal bwin Shareholders’ nominee on the Board and a shareholder in New Media Gaming and Holding Limited, one of the Principal bwin Shareholders). On issues where the interests of the Company and interests of the Principal PartyGaming Shareholders and/or Principal bwin Shareholders may conflict, mechanisms in the PartyGaming Relationship Agreement and/or bwin Relationship Agreement and letter of appointment for Rami Lerner and/or letter of appointment for Manfred Bodner allow the independent Directors of the

Company to exclude Rami Lerner and/or Manfred Bodner from the decision making process. On issues where the interests of the Company and interests of Androsch Privatstiftung conflict, the letter of appointment for Georg Riedl will allow the independent Directors of the Company to exclude Georg Riedl from the decision making process;

(iv)	The independent Directors on the Board will not be in a minority to the Executive Directors;

(v)	The Chairman of the Board will be independent on appointment; and

(vi)

The Board will be of a sufficient size with the appropriate balance of skills and experience to manage the imbalance appropriately and incurring the financial cost of recruiting additional independent directors with no experience of the PartyGaming or bwin businesses, coupled with the risk of making the Board’s size unwieldy, could not be justified solely for the purpose of satisfying the UK Corporate Governance Code’s recommendation immediately on Completion.

While the Board will not at first comply with these provisions of the UK Corporate Governance Code relating to board composition, the Board intends to comply in all material respects with the UK Corporate Governance Code by 31 December 2011. In the event that bwin’s largest shareholder, Androsch Privatstiftung, sells down its shareholding prior to Completion to the extent that Androsch Privatstiftung does not hold a minimum of three per cent. of the Company’s voting share capital, then the Board will regard Georg Riedl as being independent on appointment. In this circumstance, excluding the Chairman, the Board will have six independent directors and six non-independent directors and therefore the Company will comply on Completion with the UK Corporate Governance Code relating to board composition.

Assuming the Board does not at first comply with the provisions of the UK Corporate Governance Code relating to board composition and remains non-compliant on 31 December 2011, the composition of the Board will be changed by the appointment of two additional independent directors to satisfy the recommendations of the UK Corporate Governance Code.

The current service agreements of the PartyGaming Directors will remain in place subject to certain amendments being implemented on Completion to bring them in line with the service agreements for Norbert Teufelberger and Joachim Baca. The current service agreements of the bwin Directors who will become members of the Board will be superseded on Completion with new service agreements with the Company for Norbert Teufelberger and Joachim Baca and new letters of appointment for Per Afrell, Manfred Bodner, Helmut Kern and Georg Riedl. Rod Perry and Lord Moonie will also enter into new letters of appointment reflecting their changing roles on Completion. Details of the key terms of the service contracts and letter of appointments of the Proposed Directors and the proposed Chairman of the Board are summarised in Part 9 ‘Additional Information’.

Senior independent director

The UK Corporate Governance Code recommends that a board should appoint one of its independent non-executive directors to be the senior independent director. The senior independent director should be available to shareholders if they have concerns that contact through the normal channels of chairman, chief executive officer or chief financial officer has failed, or for which such contact is inappropriate. On Completion, Rod Perry shall be appointed as the senior independent director of the Board.

Remuneration and options

(a)	Performance-related elements of executive director remuneration

The UK Corporate Governance Code recommends that performance–related elements of remuneration should form a significant proportion of the total remuneration package of Executive Directors. Whilst the one PartyGaming Nil-Cost Plan award granted to the Chief Executive Officer of PartyGaming Plc on his appointment in 2008 forms a significant part of his total remuneration package, the Remuneration Committee of the PartyGaming Board was of the view that a performance condition would detract from the attraction and retention capabilities of the award and it was necessary to make the award on these terms in order to secure Jim Ryan’s service over an initial five-year term. There is no intention to make any future awards under the PartyGaming Nil-Cost Plan. All ESOP and PartyGaming PSP awards made to the PartyGaming Executive Directors provide for vesting to be conditional on the satisfaction of stretching performance conditions.

(b)	Discounted executive share options

The UK Corporate Governance Code recommends that executive share options should not be offered at a discount save as permitted by the relevant provisions of the Listing Rules. The options awarded under the PartyGaming Nil-Cost Plan have been granted at nil-cost on issue and exercise. At the time the awards were made to the PartyGaming Executive Directors the Remuneration Committee of the PartyGaming Board was of the view that such terms were necessary in order for the Company to either secure or retain their long-term service. There is no intention to make any future awards under the PartyGaming Nil-Cost Plan.

(c)	Share options awarded to Non-Executive Directors and performance-related remuneration

The Proposed Directors have all received share options under the bwin Management Option, which on Completion will roll into the Combined Group Rollover Option Plan. Following Completion no share options will be granted to any Non-Executive Director of the Combined Group. However, for the reasons set out in paragraph 9 of Part 9 ‘Additional Information’, Manfred Bodner will be eligible to participate in the Company Value Creation Plan and the Company Bonus Banking Plan.

Committee composition

In compliance with the UK Corporate Governance Code, the Board will have an Audit Committee, a Remuneration Committee and a Nominations Committee. In addition to these committees, the Board will also have an Ethics Committee and Integration Committee. If the need should arise, the Board may set up additional committees as appropriate.

(a)	Audit Committee

The Audit Committee will meet regularly and intend to invite the Chief Financial Officer and the internal and external auditors to attend for part or all of each meeting. The internal and external auditors will have unrestricted access to the documentation produced by the Audit Committee and its Chairman. The Audit Committee will consider all matters relating to financial controls and reporting, internal and external audits, the scope and results of the audits, the independence and objectivity of the auditors, the regulatory position and risk profile of the Combined Group and internal financial controls. The audit committee may hold private sessions with the external auditors and the internal auditors, at which management and executive directors will not be present.

The UK Corporate Governance Code recommends that the audit committee should comprise of at least three members being non-executive directors who are deemed independent for UK Corporate Governance Code purposes and at least one member should have recent and relevant financial experience. The Audit Committee will be chaired by Helmut Kern and its other members will be Tim Bristow and Rod Perry. Helmut Kern has recent and relevant financial experience. The Directors therefore consider that the Audit Committee will comply with the UK Corporate Governance Code recommendations regarding the Audit Committee.

(b)	Remuneration Committee

The Remuneration Committee will meet regularly to consider all material elements of remuneration policy, the remuneration and incentivisation of executive directors and senior management and make recommendations to the Board on the framework for executive remuneration and its cost. It will also make recommendations regarding the remuneration of the Chairman of the Board. The Board will be responsible for implementing the recommendations and agreeing the remuneration packages of individual Directors of the Company. A Director of the Company will not, under the terms of the Company’s Articles, be permitted to vote on his own terms and conditions of remuneration.

The UK Corporate Governance Code recommends that the Remuneration Committee should comprise of at least three members being non-executive directors who are deemed independent for UK Corporate Governance Code purposes. In addition, the Chairman of the Company may be a member of, but not chair of, the Remuneration Committee if he was considered independent on appointment. The Remuneration Committee will be chaired by Rod Perry and its other members will be Per Afrell, Helmut Kern and Lord Moonie. The Directors therefore consider that the Remuneration Committee will comply with the UK Corporate Governance Code recommendations regarding the Remuneration Committee.

(c)	Nominations Committee

The Nominations Committee will meet as required and make recommendations to the Board on new appointments to the Board. The Nominations Committee will be responsible for reviewing, from time to time, the structure of the Board, determining succession plans for the chairman and chief executive officer and identifying and recommending suitable candidates for appointment as directors of the Company.

The UK Corporate Governance Code recommends that a majority of the Nominations Committee should be non-executive directors who are deemed independent for UK Corporate Governance Code purposes. The Nominations Committee will be chaired by Simon Duffy and its other members will be Per Afrell, Manfred Bodner, Tim Bristow, Helmut Kern, Lord Moonie, Rod Perry, Georg Riedl, Jim Ryan and Norbert Teufelberger. The Directors therefore consider that it will comply with the UK Corporate Governance Code recommendations in relation to the Nominations Committee.

(d)	Ethics Committee

The Ethics Committee will meet regularly to ensure that the Combined Group has effective controls and policies in place regarding (i) responsible gaming including the prevention of underage or problem gambling, (ii) compliance with gaming licences, (iii) anti-money laundering, (iv) the fairness and integrity of the gaming systems, (v) privacy and data protection, (vi) employment codes of conduct and health and safety, (vii) charitable donations, (viii) the Combined Group’s suppliers and service providers, and (ix) the Combined Group’s impact on the environment. The Ethics Committee will also oversee the resolution of any issues concerning the Company, its Directors, senior managers or shareholders that impact the Combined Group’s application for or maintenance of any gaming licence. The Ethics Committee will be chaired by Tim Bristow and its other members will be Per Afrell, Helmut Kern and Lord Moonie.

(e)	Integration Committee

The Integration Committee will oversee the efficient and effective integration of the PartyGaming and bwin businesses, so as to ensure the Combined Group realises the valuable synergies of combining the two businesses. The Integration Committee will also seek to resolve any areas of material conflict within the management team over integration solutions. The Integration Committee will meet regularly and will be chaired by Manfred Bodner and its other members will be Simon Duffy, Rod Perry, Jim Ryan and Norbert Teufelberger.

Share dealing code

The Company has adopted a code of share dealings in relation to the bwin.party Shares and Depositary Interests, which follows the provisions of the Model Code published in the Listing Rules. The Model Code will apply to the Directors of the Company, others discharging managerial responsibilities in the Combined Group and relevant employees of the Combined Group.

Conflicts of interest

Rami Lerner is the Principal PartyGaming Shareholders’ nominee on the PartyGaming Board and will be their representative on the Board after Completion. Therefore, potential conflicts of interest may arise between the duties Rami Lerner owes the Company as a Director and his private interests as a nominee of the Principal PartyGaming Shareholders.

Georg Riedl is a director of Androsch Privatstiftung, one of the Principal bwin Shareholders. Therefore, potential conflicts of interest may arise between the duties owed by Georg Riedl to the Company and his duties to Androsch Privatstiftung.

Manfred Bodner will be the Principal bwin Shareholders’ nominee on the Board and is a shareholder in New Media Gaming and Holding Limited, one of the Principal bwin Shareholders. Therefore, potential conflicts of interest may arise between the duties Manfred Bodner will owe to the Company as a Director and his private interests (whether as shareholder in New Media Gaming and Holding Limited or as nominee of the Principal bwin Shareholders).

Save for the potential conflicts of interest in respect of Rami Lerner, Georg Riedl and Manfred Bodner disclosed above, there are no potential conflicts of interest between any duties owed by the Directors to the Company and their private interests or other duties.

On issues where the interests of the Company and interests of the Principal PartyGaming Shareholders and/or Principal bwin Shareholders may conflict, mechanisms in the PartyGaming Relationship Agreement and/or bwin Relationship Agreement and letter of appointment for Rami Lerner and/or letter of appointment for Manfred Bodner allow the independent Directors of the Company to exclude Rami Lerner and/or Manfred Bodner from the decision making process. On issues where the interests of the Company and interests of Androsch Privatstiftung conflict, the letter of appointment for Georg Riedl will allow the independent Directors of the Company to exclude Georg Riedl from the decision making process;

Under their service agreements, the executive directors of the Combined Group will be prohibited during their employment from having an interest in any business that competes with a business carried on by the Combined Group from time to time, subject to customary exceptions and save that Norbert Teufelberger and Joachim Baca will not be prohibited from continuing to hold any interests which they have declared on or prior to Completion. In addition, each executive director’s service agreement contains a covenant that he will not engage in certain activities that compete with the business of the Combined Group during the 12 months following the termination of his employment. Under Gibraltar law, each of the Directors of the Company owes fiduciary duties to the Company that are similar to those that apply to directors under English company law, including a duty not to divert business opportunities for his or her own profit.

Litigation

In May and December 2005, two criminal complaints were filed against online gaming operators (including bwin) by the former French monopoly operators Française des Jeux (FDJ) and Pari Mutuel Urbain (PMU) respectively. As a consequence of these charges, criminal proceedings were brought in France against Manfred Bodner and Norbert Teufelberger, both members of bwin Interactive Entertainment AG’s Management Board. For additional information on this litigation, see paragraph 15.2.3 ‘France’ in Part 9 ‘Additional Information’.

Relationship with substantial shareholders

The PartyGaming Board recognises the need for a productive dialogue with Existing PartyGaming Shareholders based on a mutual understanding of objectives. As at 17 December 2010, the latest practicable date prior to printing of this document, the Principal PartyGaming Shareholders held 28.32 per cent. of PartyGaming’s issued share capital and are represented on the PartyGaming Board by their nominee, Rami Lerner. In addition, the Chief Executive Officer, Group Finance Director and Chairman of PartyGaming, assisted by the Director of Corporate Affairs, meet with institutional shareholders of PartyGaming as regularly as practicable. The Senior Independent Director can be contacted through the Company’s registered office in the event that any Existing PartyGaming Shareholder wishes to raise an issue they believe would be inappropriate to raise with the Chairman, Chief Executive Officer or Group Finance Director directly.

(a)	PartyGaming Relationship Agreement

Under a relationship agreement between, amongst others, the Principal PartyGaming Shareholders and PartyGaming, for so long as Ruth Parasol DeLeon and Russell DeLeon and their respective associates together have a certain interest in the issued share capital of the Company (currently 15 per cent. but to be reduced to five per cent.) they shall, together, be entitled to nominate for appointment to the PartyGaming Board, and to remove in certain circumstances, one non-executive director who is suitable for the position. Rami Lerner is the Principal PartyGaming Shareholders’ nominee, who was appointed to the PartyGaming Board on 4 March 2009.

The Company entered into a relationship agreement with the Principal PartyGaming Shareholders on 29 July 2010 (the ‘PartyGaming Relationship Agreement’) which will become effective (and replace the existing relationship agreement referred to above), conditional on approval by the Existing PartyGaming Shareholders of the PartyGaming

Resolutions. The PartyGaming Relationship Agreement will regulate the relationship between the Combined Group and the Principal PartyGaming Shareholders and, among other things, provides that, for so long as the Principal PartyGaming Shareholders between them own or control at least five per cent. of the bwin.party Shares, they will collectively have the right to nominate one non-executive director for appointment to the Board and the benefit of certain other protections contained in the PartyGaming Relationship Agreement.

The PartyGaming Relationship Agreement also grants the Principal PartyGaming Shareholders the ability to transfer their director nomination right, under certain circumstances, to a transferee of six per cent. of the issued share capital of the Company. Following the transfer of such right the Principal PartyGaming Shareholders shall cease to have the right to nominate a non-executive director to the Board. The transferee of such nomination right may not transfer such right. See paragraph 13.1.2 of Part 9 ‘Additional Information’ for a more detailed description of the PartyGaming Relationship Agreement.

(b)	bwin Relationship Agreement

The Company entered into a relationship agreement with the Principal bwin Shareholders on 29 July 2010 (the ‘bwin Relationship Agreement’) which is conditional upon Completion and will regulate the relationship between the Combined Group and the Principal bwin Shareholders. Among other things, the bwin Relationship Agreement provides that, for so long as the Principal bwin Shareholders between them own or control at least five per cent. of the bwin.party Shares, they will collectively have the right to nominate one non-executive director for appointment to the Board and the benefit of certain other protections contained in the bwin Relationship Agreement. Manfred Bodner is the Principal bwin Shareholders’ nominee and it is intended that he will be appointed to the Company Board on Completion.

The bwin Relationship Agreement also grants the Principal bwin Shareholders the ability to transfer their director nomination right to a transferee of six per cent. of the issued share capital of the Company under certain circumstances. Following the transfer of such right the Principal bwin Shareholders shall cease to have the right to nominate a non-executive director to the Board. The transferee of such nomination right may not transfer such right. See paragraph 13.1.3 of Part 9 ‘Additional Information’ for a more detailed description of the bwin Relationship Agreement.

(c)	Regulatory Process Agreement

The Company entered into a regulatory process agreement with, amongst others, the Principal Shareholders and bwin Interactive Entertainment AG on 29 July 2010, as amended on 22 December 2010, which governs how the parties will deal with issues raised by relevant regulators in order to facilitate the exploitation of material new business opportunities by the Combined Group (the ‘Regulatory Process Agreement’). The Regulatory Process Agreement will become effective upon approval by Existing PartyGaming Shareholders as a related party transaction. See paragraph 13.1.4 of Part 9 ‘Additional Information’ for a more detailed description of the Regulatory Process Agreement.

PART 4

REGULATORY, FISCAL AND CORPORATE MATTERS

Introduction

The Company will be a Gibraltar-registered public limited company. It will be managed and controlled from its head office in Gibraltar, where PartyGaming’s main online gaming business is carried on and where its technical, marketing, payment processing, customer service, accounting, legal, human resources and other administrative operations have their headquarters. The operational gaming business of bwin is carried out primarily by bwin International Limited, Gibraltar, and Ongame Network Limited, Gibraltar, on the basis of Gibraltar sports betting and casino licences. It is intended that the Combined Group’s primary gaming servers and related equipment will be located in Gibraltar as soon as it is reasonably practicable to do so.

bwin Interactive Entertainment AG is incorporated under Austrian law and conducts administrative functions for bwin such as IT, marketing, financial services, customer support and security services from offices in Vienna.

Both PartyGaming and bwin also have licensed online gaming subsidiaries in France and Italy. The Combined Group’s online gaming companies will sub-contract certain technical services, customer support services, payment services and marketing services from subsidiaries in other countries, including Austria, Bulgaria, India, Israel, Sweden and the United States.

Ongame Network Ltd. holds a licence issued by the Kahnawake Gaming Commission in Canada and a sports betting licence in Austria, and bwin either directly or via subsidiaries also holds licences in Argentina, Austria and South Africa and maintains partnership agreements with sports betting licence-holders in Germany and Mexico. Additionally, bwin holds an e-money licence and a payment institution licence in the United Kingdom.

Jurisdictions in which the Combined Group maintains substantial assets and/or licences

The following disclosures in respect of Austria, Bulgaria, Canada, France, Gibraltar, India, Italy and Sweden are made in the light of the fact that the Combined Group will maintain operating licences and/or substantial assets in each of those jurisdictions, several of which are in the European Union (the ‘EU’).

The European Union

The Combined Group maintains licences in a number of Member States of the EU, and generates substantial revenues from customers across the EU. EU law plays an important role in relation to the legality of the offering of gaming services by operators licensed in one or more EU Member States to customers in other Member States. In many EU Member States there have been attempts by regulatory and prosecutorial authorities, and monopoly operators, to seek to impose domestic criminal and administrative sanctions or to initiate civil proceedings against online operators licensed in other Member States, with a view to preventing such operators from offering their services to domestic customers. In response, online gaming operators have deployed arguments based on EU law, in particular under Articles 49 and 56 of the Treaty on the Functioning of the European Union (‘TFEU’) that is to say, the freedom of establishment and the freedom to provide services. They argue that they are being excluded, in violation of those provisions, from applying for licences to provide gaming services under national licensing regimes, and that as a result, national law sanctions applicable to the unlicensed provision of such services cannot be imposed upon them.

The case law of the CJEU most relevant to the activities of the Combined Group

The efforts by certain state authorities and licensees to restrict the cross-border supply of online gaming have given rise to litigation in the national courts of a number of Member States, leading to multiple references of questions of EU law to the CJEU under Article 267 TFEU.

In Gambelli and others (Case C-243/01), decided in November 2003, the CJEU held that national law restrictions on the cross-border supply of online gaming services could give rise to restrictions on the freedom to provide services and the freedom of establishment under Articles 49 and 56 TFEU, and that restrictions of that kind were capable of being justified on public interest grounds (such as consumer protection, the prevention of fraud or, as the Italian government argued in the Gambelli case itself, the reduction of opportunities for the public to participate in gaming). However, such restrictions could only be justified if they were applied ‘without distinction’ in a non-discriminatory manner and in a manner which was ‘consistent and systematic’. Those requirements are not satisfied, and Member States cannot invoke public order concerns, where the authorities of that Member State incite and encourage consumers to participate in gaming to the financial benefit of the public purse.

In Placanica and others (Case C-338/04), in 2007, the CJEU held a blanket exclusion of companies quoted on regulated markets from tendering procedures for the award of gaming licences to go beyond what was necessary in order to achieve the objective of preventing gaming operators from being involved in criminal or fraudulent activities. The CJEU also held that Articles 49 and 56 TFEU must be interpreted as precluding national legislation which imposes a criminal penalty on persons for pursuing the organised activity of collecting bets without a licence or a police authorisation (as required under the national legislation), where those persons were unable to obtain licences or authorisations because that Member State, in breach of Community law, refused to grant licences or authorisations to such persons.

In September 2009, the CJEU handed down its ruling in a reference from the Portuguese courts in Liga Portuguesa de Futebol Profissional and bwin International Ltd v Departamento de Jogos da Santa Casa da Misericórdia de Lisboa (Case C-42/07). The CJEU recalled that national legislation can only be appropriate for ensuring the attainment of the objective it purports to pursue if it genuinely reflects a concern to attain that objective in a consistent and systematic manner. It held that the grant of exclusive rights to operate games of chance via the internet to a single operator, such as Santa Casa, which is subject to strict control by the public authorities, may, in circumstances such as those in the main proceedings, be regarded as appropriate for the purpose of protecting consumers against fraud on the part of operators. In the absence of Community harmonisation, the CJEU rejected the existence of an obligation on Member States to recognise gaming licences issued by other Member States, and held that a Member State is entitled to take the view that the mere fact that a gaming operator which lawfully offers online gaming services in another Member State subject to regulation in that State, cannot be regarded as amounting to a sufficient assurance that national consumers will be protected against the risks of fraud and crime.

On 3 June 2010, the CJEU issued its rulings on references from the Dutch Council of State and the Dutch Supreme Court in Ladbrokes International Ltd v Stichting de Nationale Sporttotalisator (Case C-258/08) and Sporting Exchange Ltd, trading as ‘Betfair’, v Minister van Justitie (Case C-203/08). In those cases, the CJEU held, broadly, that it was not incompatible with EU law for the Netherlands to limit the licensing of sports-betting and gaming services within its territory to an exclusive licensee, and to exclude, under limited circumstances, other operators from licensing processes. Nor was it unlawful as a matter of EU law for the Netherlands to prohibit the cross-border supply of online gaming services to customers in the Netherlands, including by means of criminal prohibitions, in circumstances where online gaming was prohibited in the Netherlands.

On 8 September 2010, the CJEU handed down rulings in a number of cases referred by the German courts, namely Markus Stoß et al (Joined Cases C-316/07, C-358/07 to 360/07, C-409/07 and C-410/07), Winner Wetten (Case C-409/06) and Carmen Media (Case C-46/08). In those cases the CJEU held that, while an EU Member State was permitted under EU law to establish a public monopoly on gaming activities (so long as the requirements in Gambelli were met), the monopoly established by the German State Treaty (as to which, see below) failed to pursue its stated objectives of preventing incitement to squander money on gaming, combating gaming addiction, and protecting young people in a consistent and systematic manner. Elaborating on the ‘consistent and systematic’ requirement, the CJEU noted that a monopoly may not advertise to encourage consumers to participate in gaming, and that any advertising issued by the holder of a public monopoly must remain measured and strictly limited to what is necessary in order thus to channel consumers towards authorised gaming networks. Second, a monopoly can no longer be justified if in relation to more addictive games of chance which are not covered by the public monopoly (such as casino games and slot machines) the competent authorities conduct or tolerate policies aimed at encouraging participation in those other games rather than reducing opportunities for gambling and limiting activities in that area in a consistent and systematic manner. The CJEU concluded that the German monopoly does not pursue its objectives in a consistent and systematic manner. It also held that a Member State may not apply a criminal penalty for failure to complete an administrative formality where such completion has been refused or rendered impossible by the Member State concerned, in infringement of EU law.

As regards the ban on online gaming in the German State Treaty on Gambling, the CJEU acknowledged that a prohibition of any offer of games of chance via the internet may, in principle, be regarded as suitable for pursuing the legitimate objectives of preventing incitement to squander money on gambling, combating addiction and protecting young persons, even though the offer of such games remains authorised through more traditional channels. In this context, the CJEU noted that the referring court had not been specific about its concerns in that regard. Therefore, the CJEU’s examination is limited to the question whether a complete ban on internet gaming may, in principle, be regarded as suitable for achieving the objectives of preventing incitement to squander money on gaming, combating gaming addiction, and protecting young people. It is the view of each of bwin and PartyGaming that given the divergence of rules applying to casinos, slots and other gaming products (including state by state variations), it will be practically very difficult for the German authorities to amend the State Treaty in such a way as to bring it into compliance with EU law. bwin and PartyGaming take the view that according to established case-law all restrictive measures – and therefore also internet bans or monopolies – have to be proportionate and must pass the consistency test.

In Winner Wetten the CJEU confirmed that, by reason of the primacy of directly-applicable EU law, national legislation concerning a public monopoly on bets and sporting competitions cannot continue to apply during a transitional period if such legislation were found by a national court to comprise restrictions that are incompatible with the freedom of establishment and the freedom to provide services.

The Engelmann ruling (Case C-64-08), handed down the following day by the CJEU, established that Austrian legislation, under which only Austria-registered companies were eligible to apply for a casino licence and to operate a casino, was incompatible with the freedom of establishment under EU law, and that the award of all available licences to the Austrian casino monopoly operator, Casinos Austria AG, was also incompatible with the requirements of EU law in relation to the transparency and fairness of licensing procedures.

In light of the above, a number of themes can be drawn out of the recent case law, in particular:

(a)

The fact that an operator is lawfully licensed and regulated in one EU Member State may not be sufficient to protect national consumers against the risks of fraud and crime in another Member State. Each Member State may thus define its level of protection and is under no obligation to recognise licences issued by another Member State;

(b)

Any restriction of the freedom to provide services and the freedom of establishment can be justified only by overriding public interests, must be suitable for the achievement of the public interest objectives pursued by the restriction and must not go beyond what is necessary in order to achieve those objectives. In any event, restrictions must be applied without discrimination;

(c)

National legislation is capable of being appropriate for ensuring attainment of legitimate public interest objectives only if it genuinely reflects a concern to attain such objectives in a consistent and systematic manner. The consistency requirement applies across the entire gaming related legislation in that Member State, that is a Member State must regulate all gaming in its territory in a consistent and systematic manner without exception;

(d)

A public monopoly may only advertise to the extent that is necessary for channelling customers towards its offering and away from unlawful operators, and in particular must not stimulate active participation in gaming, such as by means of marketing campaigns based on charitable giving or advertising the size of potential winnings;

(e)

The procedure for the award of gaming licences must be a public process, must be conducted impartially and be subject to legal oversight. These transparency rules can be dispensed with only if licences are granted only to a public body whose activities are subject to strict control by the public authorities. Furthermore, gaming licences must be awarded without discrimination based on the nationality of the operator company; and

(f)

A Member State may not apply a criminal penalty for failure to complete an administrative formality where such completion has been refused or rendered impossible by the Member State concerned, in infringement of EU law.

In light of the foregoing, PartyGaming and bwin consider that they are being prevented, and the Combined Group is likely to be prevented, at least for a time, from applying for licences in a number of EU Member States in violation of EU law. Consequently, they consider that national law sanctions in those jurisdictions which apply to the unlicensed provision of gaming services should not lawfully be imposed upon them.

Further preliminary rulings are anticipated in 2011, in particular, in references from the Italian Court of Cassation on the legality as a matter of EU law of Italian restrictions implemented in order to protect existing holders of concessions granted by the Italian gaming regulator at the time Italy introduced its licensing regime. An oral hearing was held on 8 December 2010 in the case of Zeturf (C-212/08), which is referred by national courts in France. In another case which is referred by the national courts in Austria, Dickinger and Ömer (C-347/09), the question of the location of infrastructure, is dealt with. This case has been scheduled for 27 January 2011.

Infringement proceedings

Private operators cannot directly commence infringement proceedings before the CJEU against EU Member States or domestic regulatory authorities on the grounds that national restrictions on free trade in the field of gaming or domestic enforcement efforts give rise to infringements of EU law. The only realistic means for a private operator to seek to have such proceedings commenced is by means of complaint to the European Commission, which can then open infringement proceedings against the delinquent Member State under Article 258 TFEU, which may result in a direct infringement action being brought before the CJEU (although another Member State can also bring infringement proceedings, under Article 259 TFEU).

Private operators have also submitted many complaints to the European Commission in connection with the gaming laws of a large number of Member States. These complaints have resulted in the European Commission initiating infringement proceedings against ten Member States. While none of those cases has to date been brought before the CJEU, several Member States have amended their gaming legislation or are currently studying possible programmes of reform as a result of those infringement proceedings, which the Commission is still pursuing.

Gibraltar

Gibraltar is an overseas territory of the United Kingdom situated on the southern coast of the Iberian Peninsula. It is part of the European Union through its relationship with the UK and generally subject to European Union law, although there are various provisions of European Union law which do not apply in Gibraltar, including the customs union and VAT. Consequently, each of PartyGaming and bwin currently benefit from, and the Combined Group will benefit from, the protections afforded by EU law in connection with gaming services provided to customers in other EU Member States under licences granted in Gibraltar (as to which, see the section on ‘The European Union’ above).

While licences will be maintained in other jurisdictions, primarily with a view to providing gaming services to customers in those jurisdictions, Gibraltar will be the Combined Group’s principal jurisdiction of licensing and regulation. Specifically, the Combined Group, will provide all services permitted under its Gibraltar licences to all customers in all jurisdictions in respect of which it accepts customers under its Gibraltar licences, save that it will continue to provide:

(a)	poker and sports-betting services to customers in France under French licences granted to French subsidiaries of each of PartyGaming Plc and bwin Interactive Entertainment AG;

(b)	poker and sports-betting services to customers in Italy under Italian licences granted to Italian subsidiaries of each of PartyGaming Plc and bwin Interactive Entertainment AG;

(c)	services to customers in Argentina under Argentinean licences granted to certain subsidiaries of bwin Interactive Entertainment AG; and

(d)	sports-betting services to customers in Mexico under Mexican licences granted to certain subsidiaries of bwin Interactive Entertainment AG.

The Combined Group will block gaming and sports-betting from certain jurisdictions (including the United States and Turkey).

The Gibraltar Licensing Authority has granted in-principle approval for the Merger. However, the Gibraltar Licensing Authority will review the Company’s post-Completion arrangement and has the right to revoke the Company’s licence if it is not satisfied with such arrangements. The Directors believe, however, that the risk of the Company having its licence revoked following any such post-Completion review is remote, given the support for the Merger and the in-principle approval that the Company has already received from the Gibraltar Licensing Authority.

Regulation

Gaming activities undertaken in or from Gibraltar are regulated under the provisions of the Gibraltar Gambling Act. Under the Gibraltar Gambling Act, the GoG may issue licences subject to conditions and to the payment of prescribed fees. PartyGaming, bwin International Ltd. and Ongame Network Limited each have licences (the ‘Licences’) for the operation of fixed odds betting facilities and also for remote gaming activities from Gibraltar (including certain casino games, card games and slots). The Licences are subject to compliance by PartyGaming, bwin and Ongame with the terms and conditions of various Licence Agreements (the ‘Licence Agreements’) entered into with the GoG on 25 May 2010 in respect of online casino activities and fixed odds betting services (in the case of PartyGaming through its subsidiaries ElectraWorks Limited and PGB Limited respectively), on 18 May 2009 in respect of online casino activities and on 29 January 2010 in relation to fixed odds betting and approved pools betting (in the case of bwin through its subsidiary bwin International Limited) and on 3 July 2007 in relation to online casino activities (in the case of Ongame).

The annual fee for each Licence is currently £2,000 per annum (‘the Licence Fee’). Gaming tax is payable at one per cent. of the gross gaming yield for casino and at one per cent. of the amounts wagered for sports, fixed odds and approved pools betting, subject to a maximum cap (the ‘Gaming Tax’). The amount of Gaming Tax payable can be adjusted on 1 April each year to reflect movements in the UK retail price index or in accordance with such amendments to Gaming Tax rates as may be determined by the GoG from time to time. The maximum gaming tax payable for the year ended 31 March 2010 was £850,000 for PartyGaming and £1,275,000 for bwin. The cap on Gaming Tax for the year commencing 1 April 2010 is £425,000 per licence, maintaining the position from 2009.

PartyGaming, bwin and Ongame have been licensed to undertake all aspects of their respective authorised gaming activity for five year periods during which each Licence is renewed on an annual basis, subject to the payment of the annual fee and provided that the terms and conditions of the Licence have been complied with. The GoG may refuse to renew the Licence if it determines that the terms and conditions of the Licence have been breached and such breach is not remedied within 90 days of receipt of notification of the breach from the GoG.

The Licence Agreements relating to online casino activities describe the generic games which are authorised, and all Licence Agreements (including those in relation to fixed odds betting) set out the brands which may be utilised under the terms of the Licences and various conditions relating to advertising, banking arrangements, customer privacy and data protection, taxation, audit, employment, telecommunication, ownership and corporate structure.

The Licence Agreements require ElectraWorks Limited, PGB Limited, bwin International Limited and Ongame only to promote gaming services to citizens of nations in which it is not illegal for such activities to be undertaken and not to provide gaming services to players where such provision is illegal under the applicable law. It is a term of the Licence Agreements that effective control of the business must be exercised in Gibraltar and any changes in ownership or corporate structure must be notified to the GoG. In addition, any changes in PartyGaming’s operating structure will require the approval of the GoG.

ElectraWorks Limited, PGB Limited, bwin International Limited and Ongame have obtained all consents and approvals as required under the Licence Agreements in respect of all aspects of the Merger.

Fiscal

bwin and PartyGaming have benefitted from the exempt company regime in Gibraltar, which will be phased out by 31 December 2010 at the latest. From 1 January 2011, the GoG will implement a new Income Tax Act, under which Gibraltar companies will be subject to income tax in Gibraltar at 10 per cent. of the assessable income on a current year basis.

Each of ElectraWorks Limited, PGB Limited and bwin International Limited are exempt companies within the meaning of the Companies (Taxations and Concessions) Act 1983 of Gibraltar (as amended or re-enacted) (the ‘CTC Act’) and accordingly, each of ElectraWorks Limited, PGB Limited and bwin International Limited are exempt from the payment of all taxes, duties and imposts in Gibraltar, other than Gaming Tax. Companies enjoying tax exempt status under the CTC Act will continue to retain the benefits of their exemption until 31 December 2010, provided that there is neither a change in ‘ownership’ or ‘activity’ and, provided that no conditions imposed by their exempt certificates issued under the provisions of the CTC Act are breached. ElectraWorks Limited, PGB Limited and bwin International Limited have not breached any of the conditions of their respective tax exempt certificates, and they should accordingly continue to benefit from the tax exempt regime until 31 December 2010. From 1 January 2011, they will each be subject to the same tax system as all other Gibraltar registered companies.

In October 2010, the Gibraltar Parliament approved and enacted the Income Tax Act 2010 of Gibraltar, which is to come into force on 1 January 2011 (the ‘Income Tax Act’). The Income Tax Act provides that all companies will be subject to income tax on all of their Gibraltar source profits. Tax is chargeable at a standard rate of 10 per cent. for all companies (other than utilities or companies which abuse a dominant market position, such companies being chargeable at the 20 per cent. higher tax rate). Each of ElectraWorks Limited, PGB Limited, bwin International Limited and Ongame will therefore be subject to a income tax rate of 10 per cent., but they would be entitled to certain allowances, deductions and reliefs, including relief in respect of business expenses and unilateral relief for foreign income tax. As of 1 January 2011, income tax will be assessed on a current basis, and the Income Tax Act 2010 also requires interim payments on account to be made by the taxpayer. Interim payments will be calculated on the basis of the prior year’s profits and with the necessary adjustment being made to the final payment due at the end of the annual tax assessment period. Transitional provisions exist for payment on account in the initial period. The first income tax payment on account for companies which were previously exempt will be due in August 2011.

The Licence Fee and the Gaming Tax will continue to apply after 1 January 2011.

Corporate

Under the Gibraltar Constitution Order 2006, responsibility for legislation in certain defined domestic matters (including taxation, company law and financial services) is vested with the elected Gibraltar Parliament. The main company law statute in Gibraltar is the Gibraltar Companies Act, which is based on the UK Companies Act 1929. Over time, the company laws of Gibraltar and the UK have diverged and Gibraltar and English company law now differ in a number of areas. For example, there is no equivalent of the share allotment and pre-emption provisions of sections 551 and 561 of the UK Companies Act 2006 in the Gibraltar Companies Act. Where possible, PartyGaming Plc has incorporated equivalent provisions in its Articles of Association to address these differences (see paragraph 4 of Part 9 ‘Additional Information’).

Under the Disclosure of Interests in Shares Act 1998 of Gibraltar, an obligation to disclose an interest in shares arises where a person acquires or becomes aware that he has acquired an interest, or ceases, or becomes aware that he has ceased to be interested, in a certain percentage of the nominal value of a listed company’s issued share capital of a class carrying rights to vote at general meetings of the company. The notifiable percentage levels are each of 10 per cent., 25 per cent., 50 per cent. and 75 per cent. The notification must be made in writing to the company and to the Gibraltar Companies Registrar and must be performed within seven days following the time at which the obligation arises. As a company whose shares are admitted to the Official List and to trading on the London Stock Exchange’s main market for listed securities, PartyGaming Plc must also comply with the provisions of Chapter 5 (Vote Holder and Issuer Notification Rules) of the Disclosure and Transparency Rules. Under the DTRs, PartyGaming Plc is classified as a ‘non-UK issuer’. However, PartyGaming Plc’s Articles of Association apply the provisions of Chapter 5 of the DTRs to PartyGaming Plc as if were not a ‘non-UK issuer’. The Disclosure of Interests in Shares Act 1998 includes a regime equivalent to that in section 793 of the UK Companies Act 2006, enabling the Company to make enquiries as to interests in the Existing PartyGaming Shares and, from Completion, the bwin.party Shares.

There is no equivalent in the Gibraltar Companies Act to the provisions of sections 190 and 197 to 203 of the UK Companies Act 2006 which relate to restricting substantial property transactions involving directors and the making of loans to directors. PartyGaming Plc has incorporated provisions in its Articles of Association to address these differences (see paragraph 4 of Part 9 ‘Additional Information’). Although there is no equivalent of section 324 of the UK Companies Act 1985 under Gibraltar law, imposing a duty of directors to disclose shareholdings in the Company, PartyGaming Plc will require the Directors to comply with equivalent disclosure requirements.

Under the Gibraltar Companies Act, a public limited company is prohibited from making a distribution except out of profits available for distribution. ‘Distribution’ is widely defined but does not include distributions by way of fully or partly paid bonus issues of shares, the redemption of shares out of capital or unrealised profits, the reduction of share capital by extinguishing or reducing the liability on any partly paid shares, or by paying off paid-up share capital or a distribution of assets to members of the company on its winding-up.

As, under English law, a public limited company may only make a distribution at any time if the amount of its net assets is not less than the total of its called-up share capital and its undistributable reserves, and if and to the extent that the distribution does not reduce the amount of those assets to less than that total. The amount of the distribution that may be made is determined by reference to the company’s last annual or interim accounts.

The Market Abuse Directive 2004/72/EC and the Distance Marketing Directive 2002/65/EC have been transposed into Gibraltar law by the Gibraltar Market Abuse Act 2005 and the Financial Services (Distance Marketing) Act of 2006 respectively. The Data Protection Directive has also been transposed into Gibraltar law as the Data Protection Act 2004.

Takeovers

As PartyGaming Plc is incorporated in Gibraltar, a takeover offer for the Company will not be regulated by the UK takeover authorities. PartyGaming Plc has incorporated certain takeover protections in its Articles, summarised in paragraph 4 of Part 9 ‘Additional Information’, although these do not provide the full protections afforded by the Takeover Code. Whilst the EU Takeover Bids Directive 2004/25/EC has been partly transposed into Gibraltar law, its transposition has not been completed under Gibraltar law and certain steps are required to be taken in both Gibraltar and the UK in order to provide an effective regime under which the Takeover Code would apply to any takeover of the Combined Group. Once the Takeover Bids Directive has been fully transposed in Gibraltar and the UK, the Company will consider whether the relevant provisions in its Articles which deal with takeovers may be removed.

Gibraltar law contains statutory squeeze out provisions in section 208 of the Gibraltar Companies Act.

Electronic Commerce Act 2001

The Gibraltar Electronic Commerce Act 2001 (‘ECA’) facilitates the use of electronic means to transmit and store information, to provide for agreements concluded by electronic means to be binding and to provide the framework within which electronic service providers operate.

Austria

bwin Interactive Entertainment AG is incorporated under Austrian law, and conducts administrative functions for its subsidiaries such as IT, marketing, financial services, customer support and security services, from offices in Vienna. In addition, two of the computer centres holding servers used to operate the bwin sites are located in Austria and a significant proportion of bwin’s revenues are generated from customers located in Austria. bwin also holds local bank accounts for use by customers in Austria. bwin conducts marketing and promotional activities in Austria, targeting Austrian customers.

Regulation of online gaming services

Sports betting, which falls outside the scope of the Austrian Gaming Act, is regulated in Austria at both a federal and provincial level. Totaliser and bookmaker bets may be provided under a permit issued by the relevant provincial government, depending on the location of the business. A licence is only required if betting contracts are concluded within that province. bwin holds a permit issued by the Vienna State Government for the offering of online sports betting, although bwin does not currently operate under this licence.

Under the Austrian Gaming Act, games of chance can only be offered in Austria by a licence holder, and therefore, operating unlicensed games of chance is illegal under local law. The Austrian Ministry of Finance considers the offering of games of chance via the internet without an Austrian licence to be illegal. The Austrian Constitutional Court seems to share this view in a decision rendered prior to the CJEU rulings in Englemann, Carmen Media and Markus Stoß of September 2010 as described above. The Austrian Federal Minister of Finance has issued licences for the provision of a defined list of casino games and lottery games to Casinos Austria AG and Österreichische Lotterien GmbH. No further licences are available at the moment. In a recent amendment to the Austrian Gaming Act, it has been established that fifteen casino licences will be allocated, rather than twelve as is currently the case, and that these will be allocated on the basis of a ‘public and transparent search for potential licensees’. In light of the recent CJEU rulings (in particular Engelmann, see above), this should require a public and transparent tendering process for all interested parties from other Member States, a sufficient degree of information and a call for tenders available in all Member States.

Each of PartyGaming and bwin currently provides, and the Combined Group will provide, gaming services to customers in Austria under licences granted in Gibraltar. Consequently, each of PartyGaming and bwin currently benefit from, and the Combined Group will benefit from, the protections afforded by EU law in connection with the provision of gaming services to customers in Austria (as to which, see ‘The European Union’ above).

Fiscal

Legislation introduced in 2010 provides for a gaming levy from 1 January 2011 of up to 40 per cent. of the yearly gross gaming income from individuals participating in gaming in Austria, calculated by reference to the customer’s gaming payments minus winnings. Betting contracted for within Austria is subject to a 2 per cent. duty calculated on the basis of the bet amount.

Other restrictions on gaming related activities

Executing or advertising games of chance in Austria without a licence is prohibited under the Austrian Gaming Act and an entity executing or seeking advertising for such games of chance is potentially liable to administrative fines. Liability could be extended to directors or employees who are involved in the contravention.

Austrian law would also appear to prohibit customers in Austria from participating in games of chance organised by providers based outside Austria if the stake is wagered in Austria, regardless of whether the foreign provider holds a licence issued by another jurisdiction. Participating as a customer in an illegal game of chance conducted within Austria is also prohibited under the Austrian Gaming Act.

Enforcement and penalties

A person or corporation operating an illegal game of chance in Austria, or seeking to derive profits from facilitating an illegal game of chance in Austria, commits a criminal offence and can face fines and imprisonment pursuant to section 168 of the Criminal Code. Equipment used to offer games of chance in Austria (including servers) is also liable to confiscation under the Gaming Act. Whether a game is a game of chance or skill is determined on a case-by-case basis. A decision of the Austrian Administrative Court held that poker and its variants should be regarded as games of chance, and not games of skill, for the purposes of Austrian law.

Providers of illegal games of chance in Austria are further exposed to risk of civil suits brought by operators licensed in Austria under the Austrian Competition Act. Indeed, in 2007, Österreichische Lotterien GmbH initiated legal proceedings under the Competition Act against bwin. The Commercial Court of Vienna rejected Österreichische Lotterien GmbH’s request for a preliminary injunction arguing that the Austrian gaming regulation would not be in compliance with EU law. Österreichische Lotterien GmbH subsequently withdrew its complaint.

In its judgement of 9 September 2010 in Engelmann (Case C-64/08), the CJEU held that the Austrian legislation under which only companies registered in Austria may operate casinos is incompatible with EU law. Furthermore, the absence of a competitive procedure for the grant of licences under that legislation is also incompatible with EU law on the freedom of establishment and freedom to provide services. In the light of this ruling, and of the CJEU’s rulings in Placanica and Markus Stoß (as to which, see ‘The European Union’ above), bwin considers that it has become less likely that the Austrian authorities and courts will apply sanctions against operators who were prevented from obtaining a licence in breach of EU law. This view has recently been confirmed by the District Court of Innsbruck which acquitted an operator of gaming machines of having violated section 168 of the Criminal Code.

While two further references from Austrian courts to the CJEU for preliminary rulings on issues of EU law have been withdrawn following the Engelmann ruling, the CJEU has scheduled its oral hearing in case of Dickinger and Ömer (Case C-347/09) for 27 January 2011.

India

Regulation

PartyGaming contracts for software and IT enabled business process outsourcing (‘BPO’) services from its subsidiary, IVY Comptech, in Hyderabad, in the state of Andhra Pradesh in India. As IVY Comptech’s income is derived solely from international transactions with an associated enterprise, its revenues are subject to Transfer Pricing Regulations pursuant to the Indian Income Tax Act 1961, which requires services to be provided at an arm’s length price. IVY Comptech has entered into an agreement with ElectraGames Limited for the provision of BPO services at arm’s length prices.

Indian law prohibits gaming and maintaining gaming houses in India. However, there is no statute or law prohibiting the provision of BPO services in India for gaming which takes place outside India or to gaming houses which are not located in India and which do not offer gaming services to any person accessing such services from India. PartyGaming employs technology that identifies the geographic location of customers who attempt to access its websites and ensures that its online gaming services will not be accessible to any person from India. The Directors have been advised that, as a result, PartyGaming’s operations in India are in accordance with local law. It is anticipated that the Combined Group will take similar measures to ensure that its online gaming services will not be accessible to any person from India.

The Times of India reported on 5 September 2010 that the Government of India is in the early stages of reviewing a proposal to legalise gaming.

Canada

Each of PartyGaming and bwin provides, and the Combined Group will continue to provide, gaming services to customers in Canada under licences granted in Gibraltar.

The regulation of gaming in Canada is carried out at both federal and provincial level. In addition, the Mohawk Council of Kahnawake, one of Canada’s First Nation communities, claims the right to maintain a separate regulatory regime on the Mohawk Territory of Kahnawake, a 20 square mile area near Montreal, Quebec. That regime is operated and regulated by the Kahnawake Gaming Commission (the ‘KGC’).

Ongame Network Limited currently holds a licence granted by the KGC, but does not provide services to customers in Canada or otherwise operate in Canada under that licence. Neither Ongame nor bwin has a physical presence in Canada other than certain servers which are located in the Mohawk Territory of Kahnawake. The servers are owned by Ongame but operated by a third party service provider in accordance with a licence issued by the KGC. PartyGaming has no physical presence in Canada. PartyGaming provides, and the Combined Group will provide, gaming services to customers in Canada under a licence granted by the Government of Gibraltar.

Canadian law does contain certain criminal prohibitions, at both provincial and federal level, capable of extending to the supply of online gaming services. The Canadian Criminal Code provides that, save for pari-mutuel horseracing bets, only the provincial governments may conduct and manage computerised gaming and betting. The provincial governments are not permitted to license this activity to others. The provision of gaming services contrary to the Canadian Criminal Code is a criminal offence. Advertising online gaming is also prohibited under the Canadian Criminal Code.

However, the extent to which those prohibitions can be applied to or enforced against operators licensed and regulated outside Canada supplying services to customers in Canada is highly uncertain. Canadian criminal law can only be applied if the relevant activities have a ‘real and substantial connection’ with Canada. A variety of factors may be considered in determining whether such a connection exists, including where the operator is based and operating and where the host server and customers are located. To date, the Canadian criminal laws have only been enforced against online gaming operators with physical equipment, in Canada, which are outside the Mohawk Territory of Kahnawake. While some recent comments have been made by legislators and other public officials at federal and provincial level to the effect that criminal sanctions could, at least in theory, be applied to an operator outside Canada providing online gaming services to customers in Canada, this has not been confirmed by the Canadian criminal courts in any reported decision. There would, in the view of the Company, be significant jurisdictional, evidentiary and practical obstacles to any such prosecution. Moreover, the Directors do not anticipate an imminent challenge to the regulatory regime in or the sovereignty claimed in respect of the Mohawk Territory of Kahnawake.

PartyGaming and bwin consider that they do not, and the Combined Group will not, operate in breach of Canadian law.

France

Licences

Each of PartyGaming and bwin offers sports-betting and poker to customers in France under licences granted by the French online gaming regulator, Arjel (Autorité de régulation des jeux en ligne), in PartyGaming’s case through its subsidiary Electraworks (France) Limited, and in bwin’s case, through its French subsidiary, BES SAS.

Electraworks (France) Limited holds licences, granted on 25 June 2010, and BES SAS holds licences granted on 7 June 2010, to offer online sports-betting (both by way of pari-mutuel and fixed odds betting) and online poker. Each of these licences is for a renewable term of five years but is non-assignable.

Regulation

The provision of online gaming services in France, as regulated by Arjel, is governed by Law 2010-476 of 12 May 2010 ‘relating to the opening to competition and the regulation of real money and skill games online’ and related legislation. For many years, operators outside France offered services to customers in France under licences granted in other Member States, relying on the protections of EU law. The 2010 legislation, which was made to address concerns about the compatibility with EU law, enables operators to provide services to customers in France under French licensing and regulation.

The main requirements of the licences held by Electraworks (France) Limited and BES SAS are:

─	ARJEL may specify the type of poker games and sporting events on which bets may be offered;

─	the licensee must enter into agreements with sports associations and the organisers of certain specific sporting events in order to be able to organise gaming on sporting events;

─	all advertising and marketing communications must be accompanied by appropriate warning messages on responsible gaming;

─

all customer documentation must be correctly submitted within 30 days from the date of customer registration, and the accounts of player who have not submitted such information within two months must be closed;

─	customers must be required to enter a secret code prior to enabling the customer to withdraw payments or winnings;

─

it must be ensured that funding of a player account by the account holder may take place only through the use of payment instruments made available by means of a payment services provider in an EEA Member State;

─

all licensed operators must maintain a record of transactions with the regulator which is updated on a database in real-time, and which enables Arjel to unrestricted and secure access to data on customer transactions.

Litigation

Certain of bwin’s corporate officers are currently parties to criminal litigation in France. Norbert Teufelberger and Manfred Bodner are currently facing a criminal investigation arising from a criminal complaint made by Française des Jeux and the PMU, each of which at the time of their complaint held monopoly rights to offer, respectively, gaming services and betting on horseracing in France.

The investigation is being carried out under nineteenth century French gaming legislation, on which France’s new licensing regime, introduced by legislation in 2010, is based. It commenced in September 2006, and is being carried out by an investigating magistrate (juge d’instruction) before the Tribunal de Grande Instance of Nanterre. The maximum potential penalties are a fine of €90,000 for each defendant and/or a three year maximum custodial sentence. The case has been joined by a number of civil claimants (including the PMU and two French horseracing governing bodies), as a result of which there may also be some damages liability.

The investigation has been proceeding for over four years, and it has still not yet been confirmed whether the case will be sent for trial. If the case does go to trial, the defendants will be able to appeal any conviction to the Court of Appeal in Versailles and to the Criminal Chamber of the Court of Cassation thereafter. Having made the complaint, it is not within the gift of the complainants to enter into a settlement.

bwin considers that these criminal charges should be dismissed, particularly in the light of the recent rulings of the CJEU. Neither PartyGaming nor bwin has any reason to believe that the ultimate outcome of the criminal case against Mr. Bodner and Mr. Teufelberger will have any impact on the Combined Group’s licensing position in France, on its French operations, or on its corporate governance.

Italy

The Combined Group offers poker and fixed odds betting to customers in Italy in accordance with online betting and gaming licences issued under Italian rules governing online betting and gaming concessions.

Licences

The provision of remote betting and gaming products and services in Italy is regulated by the Amministrazione Autonoma dei Monopoli di Stato (‘AAMS’) under Ministerial Decree 1 March 2006, No. 111 and Article 38 of Legislative Decree 4 July 2006, No. 223 and related legislation. Operators based in any EEA jurisdiction are eligible to apply for a licence and can maintain their remote gaming equipment outside Italy, provided it is located within the EEA and they comply with certain other conditions. Online poker and fixed odds betting services provided by licensed operators to Italian residents must be offered from a ‘.it’ rather than a ‘.com’ platform.

PartyGaming holds licences granted by AAMS to offer skill games, including poker, granted on 17 March 2008, and sports betting, granted on 2 April 2007. These licences will expire on 31 December 2015. Under the rules of AAMS, Italian licensee’s offerings must be accessible only to Italian residents or Italian taxpayers.

bwin holds licences granted by AAMS to offer sports-betting and poker through its subsidiaries bwin Italia S.r.l. and Gioco Digitale Italia Srl. The licence held by Gioco Digitale Italia Srl was granted on 28 March 2007 until 31 December 2015. The poker licence held by bwin Italia S.r.l. was granted on 29 April 2008 until 31 December 2015, and its sports-betting licence was granted on 25 January 2007 until 30 June 2012.

The main requirements of the licences for the Combined Group’s Italian sports books are that:

─	AAMS is able to specify the events for which, and markets in which, bets may be offered;

─	AAMS is able to specify the times at which bets can be taken;

─	AAMS is able to specify the maximum payout available to customers (which is currently €10,000 per bet);

─	every bet request must be submitted to the relevant regulatory authority for approval;

─	every market settlement must be authorised before winning bets can be paid out;

─	in sports betting, a three per cent. tax is levied on each single bet and a 5 per cent. tax on multiple bets with more than seven events;

─	it must be ensured that all customer documentation has been correctly submitted prior to paying out any winning bets; and

─	all licensed operators must maintain a protocol of communication with the regulator, which controls the betting product and effectively verifies and accepts the bets.

The main requirements for the Combined Group’s licences for skill games, including poker, are:

─	a three per cent. tax is levied on net turnover;

─	it must be ensured that all customer documentation has been correctly submitted prior to paying out any winnings;

─	all licensed operators must maintain a protocol of communication with the regulator which controls the skill product and effectively verifies and accepts wagers;

─	AAMS must be assured that documentation relating to the plans for the gaming platform and the skill games take into account the requirements laid out in Italian regulation;

─	AAMS may specify the rules for the determination and allocation of winnings;

─	AAMS may specify portions of revenue set aside for prize money (which must currently be at least 80 per cent.); and

─	AAMS may specify the amounts payable for participation in a tournament (currently there is a maximum purchase limit of €100 for each player).

AAMS may formally investigate any failure by a licensee to meet its obligations under its licence. If AAMS’ concerns are not dealt with in that investigation, the licensee and/or certain senior officers may be subject to sanctions, including fines and more restrictive licensing conditions. In extreme cases, the licensee, and its officers may be subject to administrative or criminal proceedings and the licence may be suspended or revoked.

Activities not licensed by AAMS

Criminal sanctions apply to the provision of unlicensed gaming services to customers in Italy. Those criminal sanctions apply to individuals only, not to corporations, although liability may extend to directors or other officers responsible for taking deposits from and managing the accounts of Italian customers or for the marketing and/or provision of the actual gaming activities to those customers.

Numerous gaming websites are currently the subject of a blocking order issued by AAMS intended to prevent their being accessed from Italy. Infringements of Italian law on gaming and the blocking order may give rise to the imposition of fines or, in extreme cases, the commencement of administrative or criminal proceedings by AAMS.

Online casino services and cash game poker may not currently be offered lawfully in Italy. The Italian government has recently passed legislation designed to further liberalise its gaming laws, with particular emphasis on online gaming. PartyGaming and bwin anticipate that licences to offer casino services and cash game poker will be available in 2011, at which time it is expected that the Combined Group will apply to extend the services that can be offered under their existing Italian licences to include casino services and cash game poker.

bwin and Gioco Digitale currently offer bingo to customers in Italy on the basis of an Italian law which is currently the subject of a legal challenge brought by third parties in Italy.

Bulgaria

PartyGaming holds significant assets in Bulgaria through its Bulgarian subsidiary, GB Services EOOD, including operations which provide back-office services to PartyGaming’s licensed entities, including technological and customer support services, computational activities for sports-betting websites, risk management and security, production and maintenance of software programmes, server maintenance, database maintenance, marketing and human resources.

Regulation

Bulgaria is an EU Member State. bwin provides gaming services to customers in Bulgaria under its licences held in Gibraltar, benefitting from the protections afforded by EU law in that regard (as to which, see ‘The European Union’ above). PartyGaming does not currently provide gaming services to customers in Bulgaria.

Bulgarian gaming laws regulate two types of activities, namely the organisation of gaming operations and the manufacture, import and maintenance of gaming equipment (which currently applies to land-based equipment only), each of which requires a licence in order to be carried out in Bulgaria. PartyGaming does not believe that its activities in Bulgaria require licensing under either category of licence, and a similar conclusion was reached by the Bulgarian Gambling Commission following a recent inspection.

The Bulgarian Gambling Commission has recently prepared new draft gaming legislation with a view to expressly regulating online gaming, and with revised scope in so far as gaming equipment is concerned, extending to equipment for online gaming. If the legislation remains in its current format, the Directors believe that PartyGaming’s operations in Bulgaria would not require licences from the Bulgarian Gambling Commission, however, this issue will require assessment based on the text of any legislation ultimately passed.

Sweden

The assets of the Combined Group in Sweden include Swedish subsidiaries carrying out technology development and back-up functions. bwin Games AB is a Swedish corporation, which has business premises and a significant number of employees at offices in Stockholm, and is responsible for technological development of the poker software used in the bwin Group’s websites and remote maintenance of certain systems. Further, Boss Media AB and Boss Casinos N.V., from which bwin licenses certain casino software, maintain back-up servers in Sweden. The Directors believe that none of these activities contravene Swedish law.

Sweden is an EU Member State. Consequently, in so far as they provide gaming services to customers in Sweden under licences granted in Gibraltar, each of PartyGaming and bwin currently benefits, and the Combined Group will benefit, from the protections afforded by EU law (as to which, see ‘The European Union’ above).

The right to supply betting and gaming services to customers in Sweden is largely restricted to two monopoly operators: AB Svenska Spel for sports-betting, poker and lotteries (both online and offline) and offline-only casino games; and AB Travoch Galopp, with respect to betting on horseracing.

Sweden is currently the subject of two sets of infringement proceedings commenced by the European Commission (see ‘The European Union’ above) in connection with its gaming laws, one relating to sports-betting and one relating to online poker.

Sweden has carried out two reviews of its gaming legislation in recent years, and a number of recommendations for reform have been developed. However, the current political landscape in Sweden is somewhat uncertain following a general election in September 2010. Consequently, any legislative reform of Sweden’s gaming laws may be delayed until greater certainty is reached in the political arena.

Many operators licensed in and operating from other EU Member States offer their services to customers in Sweden, and advertise those services widely. The Directors are unaware of any such operator having, to date, been directly subjected to criminal or administrative proceedings in Sweden.

There are, however, two current and pending enforcement actions relating to betting and gaming services offered by such operators, namely prosecutions against the editors-in-chief of two leading Swedish newspapers. Those prosecutions relate to advertisements carried in 2003 and 2004 for online gaming operators. The prosecutions were successful at first instance, but both editors have appealed. Those appeals led to a number of questions of EU law (relating to discrimination between domestic operators and operators licensed in other EU Member States domestic) being referred for preliminary rulings by the Swedish court to the CJEU.

The CJEU issued its ruling in those cases (Joined Cases C-447/08 and C-448/08 Sjöberg and Gerdin) on 8 July 2010, accepting (broadly) that the relevant Swedish restrictions on the freedom to provide gaming services were justified in order to combat fraud and crime. However, the CJEU also held that Member States which restrict gaming activities within their territory must do so in a non-discriminatory manner. In particular, given that advertising for an illegal Swedish operator could attract only administrative penalties, the CJEU held that a criminal prosecution relating to advertising for a gaming operator licensed in another Member State could be considered to constitute indirect discrimination on grounds of nationality. The cases have now returned to the Swedish courts, which will determine whether Swedish law restrictions on overseas operators does in fact comply with EU law and are in fact discriminatory.

Other EU jurisdictions

The Directors expect the Combined Group to generate five per cent. or more of its revenue from each of Germany, Greece and the United Kingdom.

Germany

Each of PartyGaming and bwin currently provides, and the Combined Group will provide, gaming services to customers in Germany under licences issued by the Government of Gibraltar, benefitting from the protections afforded by EU law (as to which, see ‘The European Union’ above).

Regulation

The primary legislation regulating online gaming in Germany is the State Treaty on Gambling (the ‘State Treaty’). The State Treaty came into effect at the start of 2008, and will expire at the end of 2011 unless agreement is secured between the German states to maintain it, an issue which is the subject of a current evaluation by those states.

The State Treaty contains prohibitions on the offering of online gaming services to customers in Germany (although the State Treaty, and consequently these prohibitions do not apply to betting on horseracing; moreover, bwin considers that these prohibitions do not apply to sports-betting services provided under licences granted by the former German Democratic Republic). Each state government in Germany operates a monopoly offline gaming regime, with limited exceptions. Exclusive rights to offer offline gaming services are held by either the state government itself or a single licensee (again, subject to limited exceptions). Currently, there is no system for the licensing of private gaming operators in Germany.

Key provisions of the State Treaty (including the ban on online gaming) are the subject of infringement proceedings by the European Commission which were initiated soon after the treaty entered into force. Separately, in September 2010, the CJEU handed down rulings in a number of cases referred by the German courts (Markus Stoβ et al (Joined Cases C-316/07, C-358/07 to 360/07, C-409/07 and C-410/07), Winner Wetten (Case C-409/06) and Carmen Media (Case C-46/08) (as to which, see ‘The European Union’ above). In those cases the CJEU held that the monopoly on gaming established by the State Treaty failed to meet its stated objective of combating the dangers of gaming in a consistent and systematic manner and is, therefore, inconsistent with EU law.

In light of the ruling of the CJEU, German gaming regulation will need to be brought into line with EU law. The State Treaty is due to expire at the end of 2011. A review of the State Treaty is currently under way and, while certain federal states have expressed the view that the State Treaty should be retained, an increasing number of federal states have indicated a preference for a licensing regime.

As stated above, PartyGaming and bwin currently provide services to German customers under licences issued in Gibraltar. Based on the recent judgments of the CJEU and the infringement proceedings commenced by the European Commission, PartyGaming and bwin consider that the prohibitions contained in the current State Treaty which have the effect of excluding them from the German market are unenforceable as they breach EU law.

Certain of the German state authorities and their monopoly gaming operators disagree, and have sought to enforce the German laws against each of PartyGaming and bwin. Enforcement of the current legislation has been through civil proceedings under competition law brought by the incumbent regional lottery operators and administrative proceedings brought by regional authorities. PartyGaming and bwin have been advised that, to date, criminal proceedings have not been commenced against operators providing services to customers in Germany under licence granted in other EU Member States because, in general, German criminal courts do not currently consider the legal basis for conviction to be sufficiently clear due to the ongoing concerns regarding compatibility of the German legislation with EU law. The recent rulings of the CJEU add to that uncertainty. Neither bwin nor PartyGaming is aware of any enforcement action having been taken against them since the recent CJEU rulings.

bwin’s activities in Germany under the domain name www.bwin.de used to be carried out through bwin e.K. (which brokered bets to bwin International Limited), an independent entity whose chief executive and owner holds, in his personal capacity, one of four sports-betting licences granted by the government of the German Democratic Republic (‘GDR’) prior to German reunification. The validity of the GDR licences (in particular, the ability of their holders to rely on them to provide online betting services throughout Germany) is currently before the German courts. Due to this legal uncertainty, in summer 2009 bwin and bwin e.K. jointly took the decision to suspend its operations under the GDR licence and therefore to suspend its offering on its ‘.de’ website. Accordingly, bwin’s activities in Germany are at present carried out only from Gibraltar under the domain name_www.bwin.com_in accordance with the terms of its Gibraltar licences.

Litigation

bwin, certain subsidiaries, certain directors and bwin e.K. are currently a party to a substantial number of disputes before the German civil and administrative courts.

Civil cases based on German unfair competition law are currently pending against bwin by:

─	the Bavarian free state against, inter alia, bwin e.K., bwin Interactive Entertainment AG, Manfred Bodner and Norbert Teufelberger;

─	Lotterie Treuhand GmbH Hessen, the state lottery operator for Hessen, against, inter alia, bwin e.K. and bwin International Limited; and

─	Bremen Toto – und Lotto GmbH, the state lottery operator for Bremen, against, inter alia, bwin e.K. and bwin International Limited.

In its ruling of 18 November 2010, the Federal Supreme Court rejected Westlotto’s (monopoly operator of the State of North-Rhine Westphalia) claim with regard to the legality of bwin’s gaming offering, and confirmed bwin’s position as to the legality of its offering in Germany. The other three cases are currently on appeal to the Federal Supreme Court.

A large number of administrative proceedings have been brought against bwin e.K., bwin International Limited, bwin Interactive Entertainment AG and/or Ongame Network Ltd. seeking the suspension of bwin’s and Ongame’s offering of bets and games into the relevant region, typically following the issuance of interdiction orders. Such orders generally only require exclusion of customers within the German state in question, although some lower German courts have taken the view that a website must be made inaccessible in Germany as a whole if geolocation cannot on a technically reliable basis isolate customers in a particular state. bwin has challenged and is currently challenging the fines imposed, and as such, only some of those fines have been paid. Total fines (including fines imposed in civil cases) levied against bwin, its subsidiaries, (former) directors and bwin e.K. from December 2007 to date amount to approximately €2 million.

bwin takes the view that the various proceedings pending in Germany by the state monopoly operators and the state regulatory authorities should be dismissed in light of recent CJEU and Federal Supreme Court rulings.

A number of administrative proceedings have been brought against PartyGaming subsidiaries, including ElectraWorks Limited, IGM Domain Name Services Limited and PGB Limited. A fine has only been imposed in one case, amounting to €10,000.

Subject to the legality of the State Treaty, it would theoretically be open to certain of the authorities to issue regular fines on a monthly, weekly or possibly even daily basis, although they have not done so to date.

Greece

Each of PartyGaming and bwin currently provides, and the Combined Group will provide, gaming services to customers in Greece under licences issued in Gibraltar, and therefore benefit, in that regard, from the protections of EU law (as to which, see ‘The European Union’ above).

Greece has granted exclusive licences to provide land-based lottery and sports-betting (other than horseracing) to OPAP, the Greek Organisation of Football Prognostics S.A. Another company, ‘ODIE’, the Horse Racing Organisation of Greece, holds exclusive rights to offer betting on horseracing. Greece’s laws on sports-betting are currently the subject of infringement proceedings at EU level, a Reasoned Opinion having been issued to Greece in February 2008 by the European Commission, formally requesting amendment of the provisions of law infringing EU law.

The relevant Greek statutes contain criminal sanctions which may, in theory, be applied to operators outside Greece providing gaming services online to customers in Greece. However, no attempt has been made to date under those laws, in so far as the Combined Group is aware, to prosecute operators providing services to customers in Greece under licences granted and by means of operations outside Greece; enforcement action having hitherto been concentrated on operators with a physical presence in Greece. Extra-territorial enforcement against operators outside Greece may be hampered by the European Commission’s Reasoned Opinion, and the resulting lack of legal certainty as regards Greece’s laws relating to online gaming.

A public consultation has recently been launched by the Greek Ministry of Finance regarding the future regulation of online gaming in Greece. In August 2010, draft guidelines for the regulation of the Greek gaming industry were published by the same ministry proposing, inter alia, for the granting of licences for the provision of online betting and poker.

United Kingdom

Each of PartyGaming and bwin currently provides, and the Combined Group will provide, gaming services to customers in the UK under licences granted in Gibraltar.

Under the UK Gambling Act 2005 (the ‘Gambling Act’), which regulates the provision of betting and gaming products and services in and from the United Kingdom, a gaming operator requires a licence from the UK Gambling Commission in order to run an online gaming service if any part of the remote equipment used to offer such service is based in the UK. A licence is not required in order to offer online gaming services in the UK if all the relevant remote equipment is located outside the UK. Neither PartyGaming nor bwin has, nor will the Combined Group have, any remote equipment in the UK. Consequently, neither PartyGaming nor bwin requires, nor will the Combined Group require, a licence from the UK Gambling Commission in order to provide gaming services to customers in the UK.

In order to advertise online gaming services in the UK an operator must be licensed in a European Economic Area (‘EEA’) state, including Gibraltar or in a jurisdiction which is included on a ‘white-list’ of jurisdictions to be treated as if they were EEA states for this purpose, and must comply with UK laws relating to advertising. As such, each of PartyGaming and bwin is currently permitted, and the Combined Group will be permitted, to advertise in the UK.

United States

The provision of remote gaming services to customers in the US is governed by both federal and state law in the United States, and is subject to a number of prohibitions, including by means of criminal law, for instance under the Wire Act and the Unlawful Internet Gambling Enforcement Act 2006 (‘UIGEA’). The UIGEA is the principal federal statute relating to online gaming, and contains prohibitions on, inter alia, the processing by financial institutions of payments to and from unlawful internet betting and gaming operators.

As a result of these legislative prohibitions, it is currently illegal for operators based outside the US to offer real-money gaming services to customers in the US over the internet. Consequently, neither PartyGaming nor bwin accepts, and the Combined Group will not accept, bets or deposits for real money games from customers in the US. Each of PartyGaming and bwin has implemented, and the Combined Group will maintain, blocking measures to ensure that US residents are unable to access their services online.

A number of recent developments raise the prospect of the liberalisation of US laws relating to online gaming and the establishment of a regulated regime in coming years. In particular, draft federal bills on this issue have been put before the US Congress, and each of California, Florida and New Jersey have taken steps to liberalise their gaming laws in recent months.

On 6 April 2009, PartyGaming entered into a non-prosecution agreement with the US Attorney’s Office for the Southern District of New York (the ‘USAO’). Under the terms of the non-prosecution agreement (the ‘NPA’), the USAO will not prosecute PartyGaming for providing online gaming services to customers in the US prior to the enactment of UIGEA on 13 October 2006. As part of the agreement, PartyGaming agreed to pay US$105 million, payable in semi-annual instalments from PartyGaming’s existing financial resources over a period ending on 30 September 2012.

Prior to the enactment of the UIGEA, bwin had only a limited number of poker and casino customers in the United States which became bwin’s customers primarily as a result of its acquisition of Ongame e-solutions AB (now bwin Games AB) in March 2006. Consequently, bwin has not entered into a non-prosecution agreement with the USAO.

The terms of the NPA apply to PartyGaming Plc and will continue to apply to it on Completion. The NPA states that its benefits and obligations extend to PartyGaming Plc’s subsidiaries. It is not entirely clear from the wording of the NPA whether this applies only to PartyGaming Plc’s subsidiaries at the time the NPA was entered into or to PartyGaming Plc’s subsidiaries from time to time. It is therefore conceivable that, after Completion, the USAO could seek additional forfeiture from the Combined Group in respect of services provided by members of bwin’s group of companies in the US prior to the enactment of UIGEA. If the USAO sought additional forfeiture, the Company would object to that suggestion, but in any event, any such forfeiture would not be expected to be significant in view of the limited revenue bwin generated in the US prior to the enactment of UIGEA.

In spite of the new legislation in 2006, certain online gaming businesses continue to offer gaming to players in the US. This remains a significant competitive threat to the Combined Group. Not only do such sites benefit from the huge pool of US player liquidity, which in turn attracts European players, but they also generate large profits which can be deployed in marketing activities in jurisdictions where the Combined Group also competes. While there have been delays in the implementation of the UIGEA, the Directors believe that the US authorities are likely to enforce their laws, and this could provide a major stimulus for the Combined Group and other publicly listed online gaming companies that no longer accept customers located in the US.

Litigation

PartyGaming has been named as a defendant in litigation in Kentucky. The Justice and Public Safety Cabinet of the Commonwealth of Kentucky has filed a civil suit against PartyGaming Plc and other defendants in Franklin Circuit Court, a state court in Kentucky. The suit, which was filed by private attorneys reportedly engaged on a contingency-fee basis, seeks a claim for damages of $47 million, including treble recovery of losses allegedly suffered by Kentucky residents who played on the Company’s websites from 5 August, 2005, until the Company’s termination of US-facing activity on 13 October, 2006, together with interest and costs. The Company believes the suit to be without merit and intends to defend the matter vigorously.

Recent developments

At federal level, a number of bills dealing with the issue of online gaming have been introduced before Congress, including the Internet Gambling, Regulation Consumer Protection and Enforcement Act sponsored by Representative Barney Frank, the Chair of the US House of Representatives Financial Services Committee, its companion Internet Gambling Tax Act, sponsored by Representative Jim McDermott, and the Internet Poker and Games of Skill Regulation, Consumer Protection, and Enforcement Act of 2009 which was introduced into the Senate by Senator Robert Menendez. In February 2010, Senators Wyden and Gregg introduced the Bipartisan Tax Fairness and Simplification Act. This bill contains provisions designed to regulate and tax online gaming along the lines proposed by Representatives Frank and McDermott.

A key driver behind Mr. Frank’s and Mr. McDermott’s Bills is that full liberalisation would, according to the Joint Committee on Taxation, generate incremental tax revenues of approximately $42 billion over ten years, at a time when US government finances are under significant strain.

At state level, proposals are being contemplated to regulate and license intra-state online poker in several states, including California and New Jersey. A state-sponsored study into the implications of a similar regime was presented to Florida’s Senate Regulated Industries Committee in January 2010. While these are encouraging developments, the prospects of any of these federal or state measures becoming law remains uncertain.

PART 5

SELECTED FINANCIAL INFORMATION

The selected consolidated financial information set forth below shows PartyGaming’s and bwin’s consolidated historical financial information and other operating information for the periods indicated below. The financial data set forth below has been extracted without material adjustment from, and should be read in conjunction with, the consolidated historical financial information and the notes thereto included elsewhere, or incorporated by reference, in this document. The selected financial information below should also be read in conjunction with Part 6 ‘Operating and Financial Review’.

Selected Financial Information of PartyGaming

Consolidated statement of comprehensive income – PartyGaming	Year ended 31 December			Six months ended 30 June

	2007	2008	2009	2009	2010

	(€ million) (audited)			(€ million) (unaudited)

Continuing operations
Net revenue	318.2	328.6	309.1	139.9	176.8
Other revenue	12.6	—	1.0	—	3.7
Unallocated corporate	—	—	—	—	0.7

Total revenue	330.8	328.6	310.1	139.9	181.2
Cost of sales	(2.8)	(4.2)	(5.4)	(3.0)	(5.1)

Gross profit	328.0	324.4	304.7	136.9	176.1
Other operating income (expense)	1.6	(1.9)	(0.8)	(1.4)	4.2
Administrative expenses excluding share-based payments	(145.7)	(132.7)	(116.9)	(53.7)	(68.1)
Share-based payments	(55.0)	(15.1)	(6.2)	(2.9)	(4.3)

Administrative expenses	(200.7)	(147.8)	(123.1)	(56.6)	(72.4)
Distribution expenses	(125.2)	(120.6)	(124.4)	(53.2)	(83.7)

Profit from operating activities	3.7	54.1	56.4	25.7	24.2
Finance income	2.1	3.3	1.2	0.7	0.4
Finance expense	(1.1)	(0.1)	(0.2)	—	(1.8)

Profit before tax	4.7	57.3	57.4	26.4	22.8
Tax	5.0	(3.2)	(4.1)	(1.9)	(2.5)

Profit after tax from Continuing operations	9.7	54.1	53.3	24.5	20.3
Profit (loss) after tax from Discontinued operations	19.3	(7.6)	(71.8)	(71.0)	(0.6)

Profit (loss) for the year attributable to the equity holders of the parent	29.0	46.5	(18.5)	(46.5)	19.7
Exchange differences on translation of foreign operations, net of tax	1.5	(1.9)	(1.2)	0.4	11.4

Total comprehensive income (expense) for the period attributable to the equity holders of the parent	30.5	44.6	(19.7)	(46.1)	31.1

Profit (loss) earnings per share (€ cents)
Basic	7.3	11.4	(4.5)	(11.5)	4.8
Diluted	6.9	11.2	(4.5)	(11.5)	4.6
Continuing operations earnings per share (€ cents)
Basic	2.4	13.3	13.1	6.0	4.9
Diluted	2.3	13.1	12.7	5.7	4.7

Consolidated statement of financial position – PartyGaming	As at 31 December			As at 30 June

	2007	2008	2009	2009	2010

	(€ million) (audited)			(€ million) (unaudited)
Non-current assets
Intangible assets	141.2	128.2	232.9	121.4	242.5
Property, plant and equipment	26.2	11.6	8.5	9.9	10.4

	167.4	139.8	241.4	131.3	252.9
Current assets
Assets held for sale	—	4.1	4.0	3.8	2.5
Trade and other receivables	41.1	33.9	35.0	34.2	50.3
Short-term investments	5.9	5.8	8.1	6.2	3.2
Cash and cash equivalents	82.9	134.2	145.1	160.5	185.9

	129.9	178.0	192.2	204.7	241.9

Total assets	297.3	317.8	433.6	336.0	494.8

Current liabilities
Trade and other payables	(74.4)	(30.6)	(57.8)	(46.1)	(69.0)
Income taxes payable	(2.6)	(1.9)	(4.8)	(2.4)	(8.6)
Client liabilities and progressive prize pools	(85.9)	(91.2)	(87.2)	(86.1)	(108.3)
Loans and borrowings	—	—	—	—	(6.5)

	(162.9)	(123.7)	(149.8)	(134.6)	(192.4)

Non-current liabilities
Trade and other payables	—	—	(54.8)	(49.8)	(40.8)
Loans and borrowings	—	—	(38.7)	—	(35.8)
Deferred tax	—	—	(10.9)	—	(9.8)

	—	—	(104.4)	(49.8)	(86.4)

Total liabilities	(162.9)	(123.7)	(254.2)	(184.4)	(278.8)

Total net assets	134.4	194.1	179.4	151.6	216.0

Equity
Share capital	0.1	0.1	0.1	0.1	0.1
Share premium account	46.1	46.1	47.7	46.8	48.9
Own shares	—	—	(2.8)	—	(2.8)
Capital contribution reserve	24.1	24.1	24.1	24.1	24.1
Retained earnings	636.1	697.7	685.4	654.1	709.4
Other reserve	(573.7)	(573.7)	(573.7)	(573.7)	(573.7)
Currency reserve	1.7	(0.2)	(1.4)	0.2	10.0

Equity attributable to equity holders of the parent	134.4	194.1	179.4	151.6	216.0

Consolidated statement of cashflows – PartyGaming	Year ended 31 December			Six months ended 30 June

	2007	2008	2009	2009	2010

	(€ million) (audited)			(€ million) (unaudited)

Profit (loss) for the period	29.0	46.5	(18.5)	(46.5)	19.7
Adjustments for:
Depreciation of property, plant and equipment	16.4	12.9	8.3	4.7	3.2
Amortisation of intangibles	15.1	16.0	21.2	8.4	16.4
Impairment of assets held for sale	—	0.9	0.4	0.6	—
Interest expense	1.1	0.1	0.2	—	2.4
Interest income	(2.1)	(3.3)	(1.2)	(0.7)	(0.4)
Increase in reserves due to share-based payments	56.4	15.1	6.2	2.9	4.3
(Profit) loss on sale of property, plant and equipment	(0.3)	0.1	(0.1)	—	—
Income tax (credit) expense	(42.3)	3.2	4.1	1.9	2.5

Operating cashflows before movements in working capital and provisions	73.3	91.5	20.6	(28.7)	48.1
Decrease (increase) in trade and other receivables	2.3	8.5	4.0	0.2	(13.7)
(Decrease) increase in trade and other payables	(8.3)	(15.9)	53.6	59.4	9.4
(Decrease) increase in provisions	(0.3)	(2.1)	0.1	—	0.3

Cash generated from operations	67.0	82.0	78.3	30.9	44.1
Income taxes paid	(2.0)	(3.0)	(3.0)	(1.4)	(1.0)

Net cash inflow from operating activities	65.0	79.0	75.3	29.5	43.1
Investing activities
Acquisition of subsidiaries and businesses, net of cash acquired	(0.2)	—	(92.3)	—	—
Acquisition of subsidiaries and businesses, net of cash acquired – deferred payment	—	(21.3)	—	—	(9.7)
Purchases of intangible assets	(4.2)	(3.0)	(2.9)	(1.6)	(2.3)
Purchases of property, plant and equipment	(6.3)	(5.8)	(4.2)	(2.6)	(4.3)
Sale of property, plant and equipment	1.7	—	0.1	0.1	—
Interest received	2.0	3.2	1.4	0.7	0.4
Decrease (increase) in short-term investments	0.4	0.1	(1.3)	(0.4)	1.8
Sale of assets held for sale	—	—	—	—	1.8

Net cash used in investing activities	(6.6)	(26.8)	(99.2)	(3.8)	(12.3)
Financing activities
Issue of ordinary shares	—	—	1.6	0.7	1.2
Purchase of own shares	—	—	(2.8)	—	—
(Repayment of) proceeds from bank borrowings	(8.3)	—	38.7	—	—
Interest paid	(0.9)	(1.4)	(0.1)	—	(0.9)

Net cash (used in) generated by financing activities	(9.2)	(1.4)	37.4	0.7	0.3
Net increase in cash and cash equivalents	49.2	50.8	13.5	26.4	31.1
Exchange differences	1.5	0.5	(2.6)	(0.1)	9.7
Cash and cash equivalents at beginning of period	32.2	82.9	134.2	134.2	145.1

Cash and cash equivalents at end of period	82.9	134.2	145.1	160.5	185.9

Selected Financial Information of bwin

Consolidated statement of comprehensive income - bwin	Year ended 31 December			Nine months ended 30 September

	2007	2008	2009	2009	2010

	(€ million)
	(audited)			(unaudited)	(audited)

Continuing operations
Poker	76.2	83.2	101.0	67.5	86.7
Sports betting	143.6	178.7	188.0	124.9	177.4
Casino and Other Games	77.3	90.2	98.2	72.3	79.4

Net revenue	297.2	352.1	387.1	264.7	343.5
Other revenue	42.5	44.1	26.9	24.4	5.8

Total revenue	339.7	396.2	414.0	289.1	349.4
Cost of sales	(4.6)	(5.3)	(12.8)	(7.3)	(22.8)

Gross profit	335.1	390.8	401.2	281.8	326.6
Other operating income (expense)	—	—	—	—	—
Transaction fees	(16.6)	(21.2)	(22.4)	(15.6)	(17.7)
Staff costs	(56.4)	(71.0)	(73.6)	(53.3)	(70.3)
Other overheads	(64.5)	(63.8)	(64.3)	(44.6)	(55.1)

Clean EBITDA administrative expenses	(137.4)	(156.0)	(160.3)	(113.6)	(143.1)
Customer acquisition and retention	(89.0)	(109.7)	(84.1)	(61.0)	(76.7)
Affiliates	(9.5)	(13.9)	(14.9)	(11.0)	(14.9)
Customer bad debts	(4.7)	(3.1)	(3.0)	(2.5)	(1.4)
Third party content	(26.1)	(40.4)	(35.0)	(26.0)	(32.3)
Webhosting and technical services	(7.9)	(6.3)	(4.9)	(3.4)	(4.9)
Distribution expenses	(137.2)	(173.3)	(141.8)	(103.8)	(130.2)

Clean EBITDA	60.5	61.5	99.1	64.4	53.3
Foreign Exchange	0.5	1.7	0.6	0.7	(3.2)
Depreciation and amortisation	(48.8)	(49.9)	(40.6)	(30.8)	(33.3)
Impairment losses	58.9	(10.7)	—	—	—
Reorganisation costs	—	—	(0.9)	—	(3.7)
Share-based payments	(19.4)	(17.2)	(9.3)	(6.9)	(5.0)

Profit (loss) from operating activities	51.8	(17.9)	48.9	27.5	8.1
Finance income	3.2	1.1	1.4	1.4	—
Share of loss of associate	1.3	3.2	(0.9)	1.1	(2.2)

Profit (loss) before tax	56.3	(13.6)	49.5	29.9	5.9
Tax	(5.9)	0.8	(3.3)	(3.0)	1.2

Profit (loss) after tax from Continuing operations	50.4	(12.8)	46.1	26.9	7.2
Profit (loss) after tax from Discontinued operations	—	—	—	—	—

Profit (loss) for the year	50.4	12.8	46.1	26.9	7.2
Other comprehensive income (expense) net of tax
Changes in the fair value of available-for-sale securities	0.2	(2.5)	1.6	1.5	0.4
Changes in the fair value of cash flow hedges	—	—	0.6	0.7	—
Exchange differences on translation of foreign operations	(0.5)	(2.7)	0.9	1.0	2.4

Total comprehensive (expense) income for the year	50.1	(18.0)	49.3	30.2	10.0

Of which attributable to:
Parent company equity holders	50.1	(18.0)	49.4	30.2	11.5
Non-controlling interests	—	—	(0.1)	—	(1.5)

Consolidated statement of financial position – bwin	As at 31 December			As at 30 September

	2007	2008	2009	2010

	(€ million) (audited)
Non-current assets
Intangible assets	96.9	59.7	204.3	200.4
Plant and equipment	20.7	22.0	25.3	23.4
Financial assets	4.9	5.4	0.2	0.2
At-equity accounted investments	1.5	4.1	6.2	9.0
Deferred tax assets	0.4	0.3	0.2	0.2

	124.4	91.5	236.3	233.3
Current assets
Inventories	0.7	0.7	0.4	0.5
Receivables and other assets	56.7	53.7	64.9	66.2
Marketable securities	27.4	28.1	31.7	30.9
Cash and cash equivalents	81.6	106.4	153.1	130.3
Prepaid expenses	9.1	9.2	6.9	12.3

	175.5	198.2	257.1	240.2

Total	299.9	289.7	493.3	473.5

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	32.7	32.7	35.7	36.0
Additional paid-in capital	612.4	172.3	258.7	280.0
Treasury shares	(0.2)	(0.2)	(0.2)	(0.2)
Currency translation adjustment	0.9	(1.8)	(0.9)	1.6
AFS reserve	3.7	1.2	2.8	3.2
Cashflow hedge reserve	—	—	0.6	0.7
Retained earnings	(518.3)	(73.4)	(27.1)	(40.7)

	131.1	130.8	269.6	277.4
Non-controlling interests	—	—	1.3	2.1

	131.1	130.8	270.9	279.5
Non-current liabilities
Employee benefit obligations	0.3	0.4	0.7	0.9
Non-current liabilities	13.9	—	5.5	0.3
Deferred tax liabilities	7.5	4.6	26.8	23.4

	21.7	4.9	33.1	24.7
Current liabilities
Current liabilities	122.9	129.5	152.3	130.1
Other provisions	19.5	19.3	34.2	36.0
Thereof from income taxes	2.8	1.4	4.3	3.6
Deferred income	4.6	5.1	2.8	3.2

	147.1	153.9	189.3	169.3

Total	299.9	289.7	493.3	473.5

Consolidated statement of cashflows – bwin	Year ended 31 December			Nine months ended 30 September

	2007	2008	2009	2009	2010

	(€ million)
	(audited)			(unaudited)	(audited)

Profit/loss before taxes	50.4	(12.8)	46.1	26.9	7.2

Amortisation, depreciation and impairments	57.9	64.8	41.3	31.6	33.3
Non-cash personnel expenses (share-based payments)	19.4	17.2	9.3	6.9	5.0
Result from at-equity accounted investments	(1.3)	(4.1)	0.1	(1.9)	2.2
Dividends received from at-equity accounted investments	0.3	1.5	4.1	4.1	—
Change in deferred taxes	4.7	(4.1)	(0.9)	0.7	(3.5)
Impairment losses and reversals of impairment charges of other financial assets	—	0.2	—	—	—
Loss on disposal of fixed assets	0.1	1.0	0.8	0.5	0.1
Change in non-current provisions	—	0.1	0.4	0.1	0.2
Income from release of negative goodwill resulting from initial consolidation	(0.2)	—	—	—	—
Reduction in contingent purchase price	(68.1)	(2.6)	—	—	—
Exchange rate differences	(0.4)	(2.7)	0.6	1.0	0.4
Expenses from change in reporting entities	—	—	—	—	—
Expenses/income from taxes	1.2	1.1	4.3	3.1	2.7
Payment of income taxes	1.6	(2.5)	(1.4)	(3.6)	(3.4)
Change in receivables and other assets	(6.5)	4.5	(3.2)	(2.4)	(6.8)
Change in current provisions	5.1	1.1	7.5	4.7	2.5
Change in accounts payable and other liabilities	26.4	13.9	(5.2)	(7.1)	(6.9)

Net cash flow from operating activities	90.6	76.6	103.9	64.6	33.0

Receipts from disposal of financial assets and other financial statements	5.2	—	—	—	—
Receipts from disposal of non-current assets	0.1	2.6	—	—	1.5
Payments from acquisition of subsidiaries	0.1	—	(15.1)	(0.9)	(20.2)
Payments for acquisition of assets (excluding financial statements)	(43.5)	(48.0)	(48.2)	(37.1)	(25.5)
Payments for other financial assets	(3.2)	(2.2)	(0.5)	(0.2)	(0.2)
Payments for acquisitions of financial assets and shares in at-equity accounted investments	0.1	(4.7)	(2.0)	(1.3)	(5.0)

Net cash flow from investment activities	(41.4)	(52.4)	(65.8)	(39.5)	(49.5)

Payments from non-controlling interests	—	—	—	—	12.0
Dividends paid	—	—	—	—	(22.3)
Issuing costs	—	—	(0.7)	—	—
Receipt from shareholders	0.8	0.5	9.4	4.4	3.9

Net cash flow from financing activities	0.8	0.5	8.8	4.4	(6.4)

Net change in cash and cash equivalents	49.9	24.6	46.8	29.5	(22.9)

Cash and cash equivalents at beginning of period	31.7	81.6	106.4	106.4	153.1

Cash and cash equivalents at end of period	81.6	106.4	153.1	135.9	130.3

Of which interest income	1.6	3.1	1.5	1.4	0.7

Of which interest payments	0.3	(0.3)	(0.1)	(0.1)	(0.1)

PART 6

OPERATING AND FINANCIAL REVIEW

This ‘Operating and Financial Review’ should be read in conjunction with ‘Presentation of Financial and Other Information’, Part 1 ‘Information on the Merger’, Part 2 ‘Business Description’, Part 10 ‘PartyGaming Financial Information’ and Part 11 ‘bwin Financial Information’. This entire document should be read and reliance should not be given on only the summary information set out below. The financial information considered in this ‘Operating and Financial Review’ is extracted from the financial information set out in Part 10 ‘PartyGaming Financial Information’, Part 11 ‘bwin Financial Information’ or incorporated by reference in Part 12 ‘Documents Incorporated by Reference’. The consolidated financial statements referred to in this discussion have been prepared in accordance with IFRS.

The discussion of PartyGaming’s and bwin’s results of operations and financial conditions below contains forward-looking statements. PartyGaming’s and bwin’s actual results could differ materially from those that it discusses in these forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this document, particularly under ‘Risk Factors’ and ‘Presentation of Information - Information regarding forward-looking statements’.

In the Merger, PartyGaming Plc will be treated as the acquirer and the legal parent company of the Combined Group and bwin Interactive Entertainment AG will be treated as a subsidiary. As a result, the results of the Combined Group for financial periods ending on or after the Completion Date will comprise the consolidated results of PartyGaming Plc consolidated with those of the bwin Interactive Entertainment AG and its subsidiaries.

Overview

The proposed Merger

On 29 July 2010, PartyGaming Plc and bwin Interactive Entertainment AG announced that they had agreed the basis of the proposed merger (the ‘Merger’) of PartyGaming Plc and bwin Interactive Entertainment AG. The Merger will create the world’s largest listed online gaming business, with pro forma unaudited net revenues of €696.2 million, pro forma unaudited Clean EBITDA from continuing operations of €193.7 million, pro forma unaudited profit after tax from continuing operations of €99.4 million (excluding transaction costs) in 2009 and pro forma unaudited net assets as at 31 December 2009 of €1,276.7 million (after consolidation adjustments).

PartyGaming

PartyGaming is a leading listed online gaming business, offering a variety of online games through its integrated systems platform and through a number of secondary brands and alliances. PartyGaming’s customers can play a broad range of games, using multiple languages, multiple-currency options and with the tools to help them have fun and play within their means.

PartyGaming’s key gaming sites are PartyPoker.com, one of the world’s largest online poker rooms according to PokerScout.com, and PartyCasino.com, which the Directors believe is the world’s leading online casino. PartyGaming is also a leader in online bingo having acquired Cashcade, the UK market leader according to BingoPort, with brands such as

FoxyBingo.com, CheekyBingo.com and PartyBingo.com. Sports betting is offered through PartyBets.com and Gamebookers.com, while online backgammon is available at PartyGammon.com and financial spread betting and CFD trading at InterTrader.com.

In addition to its B2C offering, PartyGaming also licenses software and services to third parties through its B2B offering.

PartyGaming Plc listed on the London Stock Exchange in June 2005 and is a constituent member of the FTSE 250 Index series of companies. Regulated and licensed by the Government of Gibraltar and the Alderney Gambling Control Commission, and holding licences issued in Italy and France, PartyGaming has over 1,267 employees located in its head office and operations centre in Gibraltar, a business process outsourcing operation in India and operations in Europe, Israel and the United States.

In 2009, PartyGaming generated audited total revenue of €310.1 million and audited Clean EBITDA from continuing operations of €94.6 million.

bwin

bwin Interactive Entertainment AG is a leading listed online gaming company with close to 2.4 million active customers in 2009. bwin operates a proprietary multi-label, multi-currency online gaming platform across leading brands in sports betting and poker, rounding out its in-house product portfolio with a proprietary bingo offering as well as online casino and games offerings from third-party suppliers.

bwin is amongst the most well known brands in online gaming, with a high degree of brand awareness across continental Europe built from a strategic sponsorship of key sports. bwin is present at some of the biggest football stadia worldwide, including the premium soccer clubs of Real Madrid and FC Bayern Munich, either as a partner or shirt sponsor. Basketball and motorsport are the other two key pillars of bwin’s sponsorship strategy.

bwin operates labels under gaming licences in Gibraltar and Kahnawake for its .com business, and operates country-specific sites under licences issued in Italy, France, Mexico and Argentina. In addition to its B2C business, bwin operates a leading B2B poker network through bwin Ongame Network Limited, its wholly-owned subsidiary. bwin, through its wholly owned subsidiary, CQR Payment Solutions Limited, is licensed by the FSA as a payment institution and together with the FSA’s e-money license which is held by Vincento Payment Solutions Limited, its wholly-owned subsidiary, operates its own payment processing and issuing platform for its B2C business and various B2B partners.

Since 27 March 2000, bwin Interactive Entertainment AG has been listed on the Vienna Stock Exchange, and has been a member of the leading Austrian ATX index between July 2000 and January 2002 and since 2004. bwin’s operational business is conducted through subsidiaries and associated companies under various gaming licences, and currently has approximately 1,600 employees in four competence centres (Vienna, Stockholm, Milan and Gibraltar) and several regional offices or representations in Paris, Madrid, Buenos Aires, Beijing and Mexico City.

In 2009, bwin generated audited revenues of €414.0 million and audited Clean EBITDA of €99.1 million.

Basis of Presentation

Overview

PartyGaming has restated its published historical audited consolidated historical financial statements for the years ended 31 December 2007, 2008 and 2009 and bwin has restated its published audited consolidated historical financial statements for the years ended 31 December 2007, 2008 and 2009 and the nine months ended 30 September 2009 and 2010, and accountants’ reports have been prepared thereon, in each case:

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to present the financial information contained in those financial statements in a manner consistent with that which will be adopted in the Combined Group’s first published annual financial statements, having regard to accounting standards and policies and legislation applicable to such annual financial statements, and

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to remove the emphasis of matter paragraphs included in the auditors’ reports on PartyGaming published historical audited consolidated financial statements for the years ended 31 December 2007 and 2008 and in bwin’s published historical consolidated financial statements for the years ended 31 December 2007, 2008 and 2009.

PartyGaming

Restatement

In restating PartyGaming’s published audited consolidated historical financial statements for the years ended 31 December 2007, 2008 and 2009, PartyGaming has made the following adjustments to its published audited consolidated historical financial statements for those years, all of which are presentational and did not affect PartyGaming’s reported earnings:

-	PartyGaming’s reporting currency has been changed from US dollars to euros at a fixed exchange rate of $1:€0.695, the prevailing exchange rate at 1 January 2010;

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the name of PartyGaming’s ‘casino’ business segment has been changed to ‘casino and other games’. The only financial adjustment made as a result of this change is with regards to Gammon, which is now reported within the casino and other games business segment instead of the poker segment;

-	all network service revenue has been reallocated to the ‘unallocated corporate’ business segment. The financial adjustments as a result of this reallocation were immaterial;

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other customer bonuses (not netted from revenue) have been included within cost of sales. Previously they were included within distribution costs. The financial adjustment resulting from this change was €2.8 million for 2007, €4.2 million for 2008 and €5.1 million for 2009;

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royalties and payments to third-party platform and other intellectual property providers have been shown separately as ‘third-party content’ within distribution costs. Previously they were shown within webhosting and technical services within distribution costs; and

-	exchange gains and losses included within the profit (loss) for the period are now excluded from Clean EBITDA.

PartyGaming’s unaudited interim consolidated financial statements for the six months ended 30 June 2009 and 2010 incorporated by reference as set forth under Part 12 ‘Documents Incorporated by Reference’ have not been restated. However, to facilitate comparability between PartyGaming’s unaudited interim consolidated financial information for the six months ended 30 June 2009 and 2010 and its restated audited consolidated historical financial information in the discussion below in this Part 6, PartyGaming has made certain adjustments to the financial information contained in its unrestated unaudited interim consolidated financial statements for the disclosures in this Part 6. The adjustments that were made to the unaudited interim consolidated financial information for the six months ended 30 June 2009 and 2010 to align this information to the proposed accounting policies of the Combined Group are as follows:

-	the casino business segment has been renamed ‘casino and other games’ with no effect on the financial information set forth for that business segment;

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all network service revenue has been reallocated to the unallocated corporate business segment. This adjustment had no effect on the financial information for the six months ended 30 June 2009. For the six months ended 30 June 2010, this adjustment has resulted in other revenue decreasing by €0.2 million for poker and by €0.5 million for bingo with a corresponding increase in other revenue for the unallocated corporate business segment of €0.7 million. Similarly, Clean EBITDA for the six months ended 30 June 2010 has decreased by €0.2 million for poker and by €0.4 million for bingo with a corresponding increase in the unallocated corporate business segment of €0.6 million.

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Other customer bonuses (not netted from revenue) have been reallocated to cost of sales instead of distribution costs. This adjustment was €3.0 million for the six months ended 30 June 2009 and €2.8 million for the six months ended 30 June 2010.

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Royalties and payments to third-party platform and other intellectual property providers have been shown separately as ‘third-party content’ within distribution costs instead of as webhosting and technical services within distribution costs.

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exchange gains and losses included within the profit (loss) for the period are now excluded from Clean EBITDA. This has reduced Clean EBITDA for the six months ended 30 June 2010 by €4.2 million compared to an increase of €1.4 million for the six months ended 30 June 2009.

Emphasis of matter

While unqualified, the auditors’ reports in relation to PartyGaming’s published historical audited consolidated financial statements for the years ended 31 December 2007 and 2008 included an emphasis of matter paragraph in relation to the residual risk of adverse action arising from the Group having had customers in the United States prior to the enactment of the UIGEA. An emphasis of matter paragraph indicates a significant uncertainty or other matter, which is disclosed appropriately in the notes forming part of the relevant financial statements, but which PartyGaming’s auditors considered to be significant or important enough to warrant a mention in their auditors’ reports. The emphasis of matter paragraph drew the attention of readers of PartyGaming’s published historical consolidated financial statements for the years ended 31 December 2007 and 2008 to PartyGaming’s contingent liability disclosure in the notes to the relevant financial statements in respect of the residual risk of adverse action arising from PartyGaming having had customers in the US prior to the enactment of the UIGEA. This contingent liability disclosure included reference to the fact that the Company had initiated discussions with the United States Attorney’s Office for the

Southern District of New York (the ‘USAO’) in 2007 and that certain US regulatory authorities had taken actions in respect of other businesses that had previous US-facing operations. These discussions continued during 2008 whilst the terms of a possible settlement with the USAO were being negotiated. However, by the time of publication of PartyGaming’s published historical audited consolidated financial statements for the year ended 31 December 2007 and 31 December 2008, the terms of any settlement were not finalised and there was no certainty that any agreement would be reached nor of the quantum of any proposed settlement. Subsequent to the approval of the 31 December 2008 financial statements, on 6 April 2009, PartyGaming entered into a non-prosecution agreement with the USAO. Under the terms of the non-prosecution agreement (the ‘NPA’), the USAO will not prosecute PartyGaming for providing online gaming services to customers in the United States prior to the enactment of UIGEA on 13 October 2006. Following PartyGaming’s entry into the NPA with the USAO, the Directors considered that the NPA and related settlement provided clarity on the financial exposures relating to the Group’s US-facing activities prior to the enactment of the UIGEA and that therefore no further significant contingent liability or uncertainty existed relating to those former activities. The level of disclosure in PartyGaming’s unaudited consolidated interim financial statements for the six months ended 30 June 2009 and its published historical audited financial statements for the years ended 31 December 2009 was reviewed by the PartyGaming Directors. Although PartyGaming still has certain obligations to the USAO under the NPA that continued to be monitored, the directors of PartyGaming Plc considered the risk of any action for non-compliance with the terms of the NPA to be remote. Accordingly, the directors considered that no additional contingent liability disclosure was necessary in the notes to PartyGaming’s unaudited consolidated interim financial statements for the six months ended 30 June 2009 and its published historical audited consolidated financial statements for the year ended 31 December 2009. This in turn resulted in the removal of the need to include an emphasis of matter paragraph in the auditors’ report for PartyGaming’s published historical audited consolidated financial statements for the year ended 31 December 2009, or in the accountant’s report from PartyGaming’s reporting accountants included in this document in respect of PartyGaming’s restated consolidated historical financial information for the years ended 31 December 2007, 2008 and 2009. The auditors’ reports in relation to PartyGaming’s published financial statements for each of the years ended 31 December 2007, 2008 and 2009 contained a statement that, in the auditors’ opinion, the information given in the Directors’ report for those financial years was consistent with the relevant financial standards. For more information about PartyGaming’s emphasis of matter and historical financial statements, see paragraph 17.1 of Part 9 ‘Additional Information’.

bwin

Restatement

In restating bwin’s audited consolidated historical financial statements for the years ended 31 December 2007, 2008 and 2009, bwin has made the following adjustments to its published consolidated historical financial statements:

-	gaming duties are now included within cost of sales, instead of as a deduction from net revenue;

-	royalties are now disclosed as third-party content within distribution costs, instead of as a deduction from net revenue;

-	fees charged in relation to inactive customers and deposit fees are now included within net revenue, instead of other revenue;

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the costs capitalised for internally generated software are now deducted from staff costs (within administration costs). Previously these salary costs were recorded under payroll costs, with a credit for the amount capitalised included as ‘own work capitalised’ in revenue;

-	the casino and games business segments have been combined to the casino and other games segment; and

-	net foreign exchange gains and losses are now recorded under one line item within other operating income.

Emphasis of matter

While unqualified, the auditors’ reports in relation to bwin’s published historical consolidated financial statements for the years ended 31 December 2007, 2008 and 2009 included an emphasis of matter paragraph drawing the attention of readers of the bwin financial statements to the directors’ disclosures in respect of risks due to legal and tax court proceedings against group companies, licensees and business partners of bwin. The emphasis of matter paragraph indicated a significant uncertainty or other matter, which was disclosed appropriately in the notes forming part of the relevant financial statements, but which bwin’s auditors considered to be significant or important enough to warrant a mention in their auditors’ report.

As at the date of the auditors’ report for bwin’s published historical consolidated financial statements for the year ended 31 December 2009, administrative and court proceedings were pending against bwin in several countries that represent important markets for bwin. In Germany, several federal states (particularly Bavaria, Baden-Württemberg and North Rhein-Westfalia) had issued injunctions against bwin Interactive Entertainment AG, bwin International Ltd. and bwin e.K. At as the date of the auditors’ report, it was considered that potential penalty payments imposed in Germany could have a negative effect on the assets and liabilities, financial position and results of operations of bwin if bwin did not prevail in the relevant proceedings. In addition, if bwin e.K.’s trade license were to become invalid, it was considered that this could also have a negative effect on the assets and liabilities, financial position and results of operations of bwin.

In addition, bwin Interactive Entertainment AG has been subject to a tax audit by the Austrian tax authorities since 2007. The main subject of the audit is the relationship between the bwin Interactive Entertainment AG and its subsidiaries with respect to services provided to these subsidiaries. The Austrian tax authorities claim that bwin had a so-called permanent establishment (Serverbetriebsstatte) in Austria for VAT purposes, by virtue of operating data processing centres in Vienna, notwithstanding the absence of significant characteristics of such permanent establishment as required by the CJEU.

The inclusion of the emphasis of matter paragraph in the auditors’ opinion on bwin’s published historical consolidated financial statements for the year ended 31 December 2009 was consistent with the inclusion of the paragraph in the auditors’ opinions on bwin’s published historical consolidated financial statements for the years ended 31 December 2007 and 2008.

As part of the preparation of bwin’s consolidated financial statements for the nine months ended 30 September 2010, bwin sought and obtained advice and opinions from its legal and tax advisers in relation to the above-discussed legal and tax matters. There have been developments in relation to these legal and tax matters during 2010, which were discussed with bwin’s auditors. In particular, in relation to administrative and court proceedings in Germany:

-	the legal position in Germany has been further clarified, principally driven by the CJEU judgements on 8 and 9 September 2010, which confirmed the legal position that bwin had held;

-	following the CJEU judgments, one German federal state has withdrawn its fine against bwin; and

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bwin’s management has obtained legal advice that the CJEU judgements reduce the likelihood of success in any findings against bwin in relation to Germany. As a result, management considers it probable that many of the administrative and court proceedings against bwin will be dropped.

For more information about the CJEU’s judgments and the legal and administrative proceedings in Germany, see ‘Jurisdictions in which the Combined Group maintains substantial assets and/or licences—The European Union’ and Other EU jurisdictions—Germany of Part 4 ‘Regulatory, Corporate and Fiscal Matters’ and paragraph 15.2.4 of Part 9 ‘Additional Information’.

In relation to the Austrian tax audit involving bwin Interactive Entertainment AG:

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on 2 June 2010, bwin received a report of the Austrian government tax auditor, which, for the first time, detailed the relevant legislation and the reasoning on which the tax authorities were basing their case;

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bwin’s management received external legal advice in relation to the Austrian tax audit and as a result the directors of bwin Interactive Entertainment AG believe they have a robust defence against each of the specific points raised by the tax authorities; and

-	on the basis of this legal advice, bwin Interactive Entertainment AG lodged an appeal against the Austrian tax authorities on 20 July 2010.

For more information about the Austrian tax dispute, see paragraph 15.2.2 of Part 9 ‘Additional Information’.

As a result of the discussions with management of bwin and the advice and opinions received from legal and tax advisers, bwin’s auditors believe that it was appropriate to remove the emphasis of matter paragraph from its auditors’ report for the nine months ended 30 September 2010. Also in light of these developments, no emphasis of matter paragraph was considered necessary in the accountant’s report included in this document in respect of bwin’s audited consolidated historical financial information for the nine months ended 30 September 2010 and its restated audited consolidated historical financial information for the years ended 31 December 2007, 2008 and 2009.

Principal factors affecting results of operations and comparability of results of operations

Key performance indicators

PartyGaming

PartyGaming uses the following key performance indicators in analysing its results of operations:

-	active players, which are the players who have contributed to rake and/or placed a wager in the relevant period;

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active player days, which is the aggregate number of days in the given period in which active players have contributed to rake and/or placed a wager. Active player days is calculated by multiplying the number of average active players by the number of days in the period;

-	daily average players, which are the average number of players (excluding network service customers) per day who contributed to revenue in a period;

-	yield per active player day, which is revenue (excluding revenue of network service customers) in the period divided by the number of active player days;

-	new player sign-ups, or new real money sign-ups, which are new players who have registered and deposited funds into an account with PartyGaming;

-	average daily net revenues, which are the average daily net revenues for a period; and

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Clean EBITDA, which represents earnings before interest, tax, depreciation, amortisation, the provision for costs associated with the NPA, reorganisation income and costs, non-cash adjustments to net revenue that are non-recurring in nature, non-cash charges relating to share based payments, and exchange gains and losses.

bwin

bwin uses the following key performance indicators in analysing its results of operations:

-	active players, which are the players who have contributed to a rake and/or who have placed a wager during the relevant period;

-	new playing active players, which are new players who have deposited real money and contributed to a rake and/or placed a wager during the relevant period;

-	yield per active user, which is the average revenue (excluding revenue of B2B customers) per unique active user during the relevant period;

-	sports betting margin, which is the percentage of money bwin keeps or holds on total wagers in the sportsbook during the relevant period;

-	churn, which is the percentage of players who have not been active players during the six months immediately following a prior period during which they were active players;

-	bets placed, which is the total number of bets placed in the sportsbook during the relevant period;

-	conversion rate, which is the percentage of new paying active players in relation to all customer registrations in the relevant period;

-	bonus costs/GGR, which is the percentage of total bonus costs given to customers (excluding B2B customers) divided by gross revenues (excluding B2B revenues) during the relevant period; and

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Clean EBITDA, which represents earnings before interest, tax, depreciation, amorisation, reorganisation income and costs, non-cash adjustmens to net revenue that are non-recurring in nature, non-cash charges relating to share based payments, and exchange gains and losses.

Regulatory developments

PartyGaming’s and bwin’s businesses are, and the Combined Group’s business will continue to be, affected significantly by developments in the regulation of online gaming in the countries in which they have customers. While the legal status of online gaming in many jurisdictions remains unclear, an increasing number of governments have recognised the popularity of gaming online and have begun to take a more active role in creating appropriate regulatory frameworks that seek to promote consumer choice, protect customers, prevent crime and raise tax revenues. On 4 June 2010, the Danish parliament unanimously passed laws for the liberalisation of online gaming, with the laws expected to come into force in early 2011. In recent months, there have been new proposals for online gaming regulatory regimes in a number of countries around the world, including the United States, Canada, Ireland, Spain, Greece and Cyprus. In addition, the CJEU ruled in September 2010 that the form of Germany’s state monopoly over lotteries and sports betting is ‘unjustifiable’ and in breach of EU law. The Directors believe that the online gaming industry is now entering a new phase of development, one that will contain more regulated territories, each with different requirements where private, publicly-quoted and state-owned gaming operators will be able to compete.

Inconsistent legal regulations in many of the countries in which PartyGaming and bwin operate make it necessary to devote significant resources to evaluating the precise legal situation, as well as to licensing issues and lobbying activities. Regulatory changes in markets in which PartyGaming and bwin operate may affect their activities, causing them to lose customers and adversely influencing revenues or alternatively opening up new business opportunities. Finally, the legal restrictions in some of PartyGaming’s and bwin’s target markets mean that it is not always possible to deploy the desired marketing mix of TV, internet, print advertising and sponsorship agreements. This may reduce the effectiveness of marketing expenditures and campaigns.

Following the US Congress’s enactment of the UIGEA on 13 October 2006, PartyGaming terminated its offering to customers in the United States and classified these operations as ‘discontinued operations’. As a result of the discontinuation of these operations, PartyGaming was forced to and successfully reinvented itself around a non-US, multi-product and multi-lingual integrated gaming platform. The reduced scale and increased complexity of PartyGaming’s business has meant that its operating margins are lower than when

PartyGaming was more heavily dependent on one product (poker), one territory (the United States), one currency (US dollars) and one language (English).

In addition, consistent with PartyGaming’s stated strategy of removing any legacy issues relating to PartyGaming’s acceptance of customers located in the United States prior to the enactment of the UIGEA, PartyGaming entered into the NPA with the USAO on 6 April 2009. Under the NPA, the USAO agreed not to prosecute PartyGaming for providing internet gaming services to customers in the United States prior to the enactment of the UIGEA. The settlement included a commitment by PartyGaming to pay $105.0 million in semi-annual instalments over a 42-month period ending 30 September 2012. As of 30 September 2010, a total of $45.0 million (€31.3 million) of the settlement had been paid.

The introduction of the UIGEA also resulted in a decision by bwin to cease its real money activities in the United States market, which resulted in bwin recognising impairment charges of €9.1 million in 2007 and €13.3 million in 2008 largely related to components of the assets related to bwin’s acquisition of the Ongame group (now bwin Games AB group) in 2006, in particular the Canadian and European cash generating units (‘CGU’s’). For more information about these impairment charges, see the discussion below under ‘—bwin—Results of Operations of bwin—Years ended 31 December 2007, 2008 and 2009—Depreciation, Impairments and Reversals’. In 2006, bwin recorded an impairment charge of €516.6 million resulting from an impairment test. Of the total charge, €278.9 million related to the goodwill of the Poker/America CGU and €79.0 million related to the goodwill of the Casino/America CGU. The total charge also included a charge of €24.3 million related to the brandnames held by the Poker/America CGU and €7.0 million related to the brandnames held by the Casino/America CGU. This represented a full impairment of the goodwill and the brand names acquired from the Ongame group that were allocated to these two CGU’s.

While PartyGaming and bwin have systems and controls in place to ensure that they do not accept money from customers located in the United States, US-facing sites have increasingly dominated the online poker market during the period under review.

For more information about the regulatory framework governing online gaming in a number of jurisdictions in which PartyGaming and bwin operate, see Part 4 ‘Regulatory, Fiscal and Corporate Matters’.

Competition

The global (excluding the United States) online gaming market grew from US$12 billion in 2007 to an estimated US$21 billion in 2010 according to H2GC (July 2010). As the scale and profitability of the global online gaming market has increased, state-owned gaming businesses have emerged and land-based groups have shifted into the online arena in addition to both regionally-focused pure online operators and large international online gaming groups. According to Casinocity.com, there are over 2,000 gaming websites estimated to be operating across multiple jurisdictions.

In this competitive environment, the prime financial success drivers for online gaming companies, including PartyGaming and bwin, have included first-mover advantage, customer liquidity, attractive and scalable technology, innovative marketing campaigns, experienced management, and products that are available via multiple distribution channels, in multiple languages and currencies.

The Directors believe that that the online gaming market is poised for consolidation and expect that this is likely to take place over the next few years as customers gravitate to the larger and more popular sites but also through corporate mergers and acquisitions.

Acquisitions

During the period under review, both PartyGaming and bwin have undertaken several acquisitions, with the aim of expanding their customer base, product offerings and geographical reach.

PartyGaming

The most significant of PartyGaming’s acquisitions during the period under review include:

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On 9 November 2009, PartyGaming acquired the business and assets of WPT Enterprises Inc., the owner of the World Poker Tour, for $12.3 million (€8.5 million) plus an ongoing revenue-share agreement which is subject to a minimum aggregate payment of $3.0 million (€2.1 million) over the three years following completion;

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On 23 July 2009, PartyGaming acquired Cashcade Limited, the UK’s largest online bingo business according to BingoPort, for a cash consideration of £71.9 million (€82.0 million) and another £6.5 million (€7.4 million) paid for the excess working capital acquired, with up to £24.0 million (€27.4 million) in contingent consideration, depending, among other things, on future profit performance. In April 2010, PartyGaming paid the former Cashcade shareholders the first contingent consideration payment in the amount of £7.6 million (€8.7 million). A further contingent consideration payment of up to £9.0 million (€10.8 million) will become payable in March 2011 if Cashcade meets certain profit performance measures in relation to 2010. This acquisition transformed PartyGaming’s position in the $1.7 billion per year online bingo market (Source: H2GC - February 2010), becoming a market leader with opportunities for international expansion; and

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On 19 January 2007, PartyGaming acquired the assets, customers and gaming related contracts associated with Empire Online Limited (‘EOL’) and Intercontinental Online Gaming Limited (‘IOG’) in consideration for PartyGaming issuing 11,519,384 new shares with an average price of 293.2p per share over the 15 days prior to the date of acquisition, valued at a total of $66.3 million (€46.1 million), including a deferred share-based consideration of $13 million (€8.7 million).

bwin

The most significant of bwin’s acquisitions during the period under review was the acquisition on 6 October 2009 of 100 per cent. of the shares in the Gioco Digitale Group (comprising Gioco Digitale S.p.A. and its subsidiary Gioco DigitaleItalia S.r.l.) for total consideration of €106.7 million, payable as follows: (i) €81.9 million at completion, of which €26.7 million was paid in cash and €55.2 million was settled by the issue of 2,300,000 shares of bwin Interactive Entertainment AG (at a contractually agreed issue price of €24.00 per share), (ii) €20.0 million on approval of the annual financial statements of Gioco Digitale S.p.A. for the year ended 31 December 2009 on 31 March 2010; and (iii) €5.0 million which is payable in the second quarter of 2011 upon the Gioco Digitale group meeting certain financial criteria.

Foreign exchange rate fluctuations

While PartyGaming reports its results in euro, it generates a significant portion of its revenue in other currencies, notably US dollars, Canadian dollars and pounds sterling. As a result, PartyGaming’s reported revenue is affected by foreign exchange rate fluctuations. However, through PartyGaming’s natural hedging of its cost base, the effect of these fluctuations on PartyGaming’s reported results has not been material during the period under review.

While bwin reports its results in euro, it generates part of its revenue in other currencies, notably Czech koruny, Danish krone, Hungarian forint, pounds sterling and US dollars. As a result, bwin’s reported revenue is affected by foreign exchange rate fluctuations. To mitigate the risk of exchange rate losses from costs denominated in Swedish krona, bwin hedges, by means of forward contract, the future cash flows in euros from its Swedish subsidiaries. For more information, see the note ‘Other information— 1. Financial instruments’ to bwin’s consolidated financial statements included in Part 11 ‘bwin Financial Information’.

General economic trends

Both PartyGaming’s and bwin’s results of operations, like those of other participants in the online gaming industry, are directly affected by customer demand for online gaming products and services. Customer demand is influenced in part by general economic trends.

Seasonality

Seasonality is one of many factors that affect quarter-on-quarter revenue growth in the online gaming sector. Like many other online businesses with customer bases located in the Northern Hemisphere, consumers tend to spend more time online during the winter months than during the summer months. In addition, sports-betting levels are traditionally lower during the summer months than during the rest of the year, largely as a result of major European soccer leagues, which are a prime betting draw, taking a summer break and thereby reducing the betting line-up. As bwin derives a substantially higher percentage of its revenues from sports betting than PartyGaming, its revenues have been more affected by seasonality than those of PartyGaming and have been historically lower in the third quarter. As the Combined Group’s customer base becomes more casual in nature, seasonality could increase as customers who have a broad variety of interests in addition to online gaming take advantage of longer daylight hours and better weather conditions in the summer months to enjoy other leisure pursuits.

Segments

For management purposes and transaction with customers, PartyGaming has five business segments: poker, sports betting, casino and other games, bingo and unallocated corporate including the World Poker Tour, network services and Intertrader.

bwin has five operating segments for financial reporting purposes: poker, sports betting, casino, games and ‘other’. The ‘other’ segment includes activities in relation to bwin’s marketing rights for the German Football League outside of Germany (which ended in 2009) and the provision of payment services.

Marketing

Marketing expenses are PartyGaming’s and bwin’s principal variable expense. Marketing expenses are expected to continue to be a key driver in the development of the Combined Group’s business and to have a major impact on its financial results. The level of marketing investment is influenced mainly by the speed of geographic expansion (which is, in turn, affected by the extent to which national markets implement measures to regulate online gaming) and, in relation to sports betting operations the timing of major sporting events. In addition, as competition in the online gaming industry is expected to continue to increase in the future, one of the key factors in successfully expanding the Combined Group’s market position will be the efficient implementation of its marketing strategy, reacting instantly to specific opportunities and threats and adapting spending levels accordingly.

PartyGaming

Additional factors affecting PartyGaming’s results of operations

In addition to the factors described above, PartyGaming’s results of operations have also been affected by the following factors during the period under review:

-	Cost-reduction programme. PartyGaming has been generating cost savings from an ongoing cost-reduction program that was initiated in 2008.

-

Share-based payments. PartyGaming’s charges associated with share-based payments have decreased significantly during the period under review, primarily reflecting the vesting of nil-cost options granted in earlier years.

-

Non-recurring tax credits. In the latter part of 2007, PartyGaming implemented geographic operational changes and undertook a further review of approaches that may be taken by taxation authorities in major jurisdictions in which PartyGaming has operations. In addition, more-detailed guidance was published confirming that there is a broad consensus among OECD member countries that the automated nature of the functions performed by e-commerce equipment indicates that the assets or risks attributable to such functions are only likely to be those directly associated with technology hardware and that, in the absence of personnel acting on behalf of an enterprise in the relevant jurisdiction, little or no profit should be attributed to e-commerce activities. As a result, PartyGaming’s total revenue and profit from operating activities from continuing operations in 2007 was credited in the amount of €12.6 million and profit (loss) was credited in the amount of €57.4 million from releases of tax provisions recorded in prior periods.

Results of operations

PartyGaming uses net revenue, Clean EBITDA and Clean EBITDA margin in the management reporting of its business segments. PartyGaming’s management believes that net revenue, Clean EBITDA and Clean EBITDA margin reflect the underlying performance of the business and assist in providing a clearer view of PartyGaming’s fundamental performance. Clean EBITDA margin is calculated by dividing Clean EBITDA from continuing operations by net revenue.

The table below summarises net revenue and Clean EBITDA by business segment for PartyGaming:

PartyGaming	Year ended 31 December			Six months ended 30 June

	2007	2008	2009	2009	2010

	(€ million) (audited)			(€ million) (unaudited)
Net revenue from Continuing Operations
Poker	205.0	190.4	136.8	71.2	64.4
Sports betting	11.2	12.4	13.2	5.4	10.2
Casino and other games	99.1	121.6	136.3	62.1	76.4
Bingo	2.9	4.2	22.8	1.2	25.8

Net revenue	318.2	328.6	309.1	139.9	176.8
Other revenue	12.6	—	1.0	—	3.7

Unallocated Corporate	—	—	—	—	0.7

Total revenue	330.8	328.6	310.1	139.9	181.2

Clean EBITDA from Continuing Operations(2)
Poker	43.4	52.9	29.7	18.0	8.4
Sports betting	2.4	3.5	4.0	1.0	3.4
Casino and other games	29.0	45.7	51.7	25.0	24.3
Bingo	1.3	0.2	9.1	0.1	6.8
Unallocated corporate	(0.1)	1.4	0.1	(0.4)	1.0

Clean EBITDA - Continuing operations	76.0	103.7	94.6	43.7	43.9
Clean EBITDA- Discontinued operations (1)	(17.2)	(7.6)	(0.6)	(0.5)	—

Total Clean EBITDA	58.8	96.1	94.0	43.2	43.9

Profit from operating activities - Continuing operations	3.7	54.1	56.4	25.7	24.2
Loss from operating activities - Discontinued operations	(18.0)	(7.6)	(70.8)	(70.7)	—

(Loss) profit from operating activities	(14.3)	46.5	(14.4)	(45.0)	24.2

Profit (loss) for the year attributable to the equity holders of the parent	29.0	46.5	(18.5)	(46.5)	19.7

(1)

Following the US Congress’s enactment of the Unlawful Internet Gambling Enforcement Act (‘UIGEA’) on 13 October 2006, PartyGaming terminated its offering to players in the United States and classified these operations as ‘Discontinued operations’.

(2)

Clean EBITDA represents earnings before interest, tax, depreciation, amortisation, the provision for costs associated with the NPA, reorganisation income and costs, non-cash adjustments to net revenue that are non-recurring in nature, non-cash charges relating to share based payments, and exchange gains and losses.

The definition of Clean EBITDA has been adjusted from that used in PartyGaming’s previous annual and interim accounts to also exclude exchange gains and losses, on the basis that this is the calculation methodology that will be adopted in future reporting by the Combined Group.

Clean EBITDA figures within the historical financial information for the years ended 31 December 2007, 2008 and 2009 included in Part 10 ‘PartyGaming Financial Information’ have been prepared under the new basis of calculation of Clean EBITDA, and have therefore been directly extracted for inclusion in the Clean EBITDA table above.

Clean EBITDA figures within the interim accounts for the six months ended 30 June 2009 and 30 June 2010, incorporated by reference in this document as set forth under Part 12 ‘Information Incorporated by Reference’, were prepared under the old basis of calculation of Clean EBITDA. The figures disclosed in the Clean EBITDA table above for the six months ended 30 June 2009 and 30 June 2010 have therefore been adjusted to exclude exchange gains and losses.

The following table summarises the reconciliation of PartyGaming’s profit before tax to its Clean EBITDA from Continuing operations:

PartyGaming Clean EBITDA reconciliation	Year ended 31 December			Six months ended 30 June

	2007	2008	2009	2009	2010

	(€ million) (audited)			(€ million) (unaudited)
Continuing operations
Clean EBITDA	76.0	103.7	94.6	43.7	43.9
Depreciation	(16.4)	(12.9)	(8.3)	(4.7)	(3.2)
Amortisation	(15.1)	(16.0)	(21.2)	(8.4)	(16.4)
Share-based payments	(55.0)	(15.1)	(6.2)	(2.9)	(4.3)
Exchange gains (losses)	1.6	(3.5)	(0.8)	(1.4)	4.2
Impairment losses - assets held for sale	—	(0.9)	(0.4)	(0.6)	—
Non-recurring adjustment to revenue	12.6	—	—	—	—
Reorganisation costs	—	(1.2)	(1.3)	—	—

Profit from operating activities - Continuing operations	3.7	54.1	56.4	25.7	24.2

Discontinued operations
Clean EBITDA	(17.2)	(7.6)	(0.6)	(0.5)	—
Provision for payments associated with
PartyGaming’s Non-Prosecution Agreement	—	—	(70.2)	(70.2)
Share-based payments	(1.4)	—	—	—	—
Reorganisation income	0.6

Loss from operating activities - Discontinued operations	(18.0)	(7.6)	(70.8)	(70.7)

Results for the six months ended 30 June 2009 and 30 June 2010

Overview of PartyGaming’s consolidated results

PartyGaming’s total net revenue increased by 26 per cent. to €176.8 million in the first half of 2010 from €139.9 million in the first half of 2009. This increase was primarily due to the acquisition of Cashcade on 23 July 2009 as well as a strong performance in both casino and sports betting, partially offset by the impact of a challenging macroeconomic environment and an unlevel playing field in poker. Excluding Cashcade, PartyGaming’s net revenue increased by 7 per cent. in the first half of 2010 compared to the first half of 2009. Clean EBITDA increased by 2 per cent. to €43.9 million in the first half of 2010 from €43.2 million in the first half of 2009, again driven by the acquisition of Cashcade. Clean EBITDA margins declined to 24.2 per cent. in the first half of 2010 from 30.9 per cent. in the first half of 2009, primarily as a result of increased marketing spend, particularly in Italy.

Consolidated key performance indicators

The table below summarises PartyGaming’s consolidated key performance indicators for the periods indicated:

PartyGaming’s consolidated KPIs	Six months ended 30 June

	2009	2010	% change

	(unaudited)

Active player days (thousands)	11.9	16.1	35%
Daily average players (thousands)	65.7	88.9	35%
Yield per active player day (€)	11.8	11.0	(7%)
New real money sign-ups (thousands)	381.0	462.6	21%
Average daily net revenue (€ thousand)	772.8	976.7	26%

The majority of PartyGaming’s consolidated key performance indicators were boosted in the first half of 2010 compared to the first half of 2009 by the first time consolidation of Cashcade and an improved player loyalty programme that was implemented in July 2009. Active player days increased by 35 per cent. in the first half of 2010 primarily driven by a 21 per cent. increase in new player sign-ups. Lower activity levels in poker and casino being offset by the addition of Cashcade and an improvement in sports betting. Yield per active player day was the only KPI that declined in the first half of 2010 compared to the first half of 2009 with reduced yields in poker and bingo outweighing strong performances in casino and sports betting. As a result, overall consolidated yield per active player day fell 7 per cent. to €11.0 in the first half of 2010. The net effect of all these movements was that average daily net revenue increased by 26 per cent. to €976,700 in the first half of 2010 from €772,800 in the first half of 2009.

PartyGaming poker

—          Results

The table below summarises the results for PartyGaming poker for the periods indicated, together with the period-to-period changes:

PartyGaming poker results	Six months ended 30 June

	2009	2010	% change

	(€ million) (unaudited)
Gross revenue	88.5	85.9	(3.0%)
Bonuses and other fair value adjustments to revenue	(17.3)	(21.5)	(24%)

Net revenue	71.2	64.4	(10.0%)

Clean EBITDA from continuing operations	18.0	8.4	(53%)
Clean EBITDA margin as a % of net revenue	25.3%	13.0%

PartyGaming’s gross poker revenue decreased by 3 per cent. to €85.9 million in the first half of 2010 from €88.5 million in the first half of 2009 primarily as a result of increased competitive pressures. Other factors affecting the decrease included the impact of consumer downturn and the increasingly casual nature of PartyGaming’s player base. While player numbers and overall player activity increased in the first half of 2010, average spend declined by a greater amount resulting in the decline in gross revenue. Net poker revenue declined by 10 per cent. to €64.4 million in the first half of 2010 from €71.2 million in the first half of

2009 largely due to an increase in bonus rates as a percentage of gross revenue to 25 per cent. in the first half of 2010 from 19.5 per cent. in the first half of 2009. This increase in bonus rates reflected a decision taken during the second half of 2009 to become more competitive on price given the intense competition faced in the online poker market place. Poker Clean EBITDA declined to €8.4 million in the first half of 2010 from €18.0 million in the first half of 2009. Poker Clean EBITDA margin declined to 13 per cent. in the first half of 2010 from 25.3 per cent. in the first half of 2009 largely as a result of the decrease in net revenue and increased marketing spend in Italy.

—          Key performance indicators

The table below summarises the key performance indicators for PartyGaming poker for the periods indicated together with the period-to-period changes:

PartyGaming poker KPIs	Six months ended 30 June

	2009	2010	% change

	(unaudited)

Active player days (million)	9.1	9.6	5%
Daily average players (thousands)	50.0	53.2	6%
Yield per active player day (€)	7.9	6.7	(15%)
New real money sign-ups (thousands)	250.3	263.5	5%
Average daily net revenue (€ thousand)	393.7	356.0	(10%)

PartyGaming’s concerted effort to expand into new markets such as Eastern Europe, together with an improved player loyalty programme, resulted in a 5 per cent. increase in poker player activity with active player days up to 9.6 million in the first half of 2010 from 9.1 million in the first half of 2009. New player sign-ups also increased strongly, up by 5 per cent. to 263,500 in the first half of 2010 from 250,300 in the first half of 2009. Average daily player numbers increased by 6 per cent. in the first half of 2010, reflecting a strong first quarter partly offset by a softer performance in the seasonally weaker second quarter that was exacerbated in 2010 due to the FIFA World Cup.

While PartyGaming’s strategic decision during the third quarter of 2009 to become more competitive on player bonuses was a factor in reducing yield per active player day in the first half of 2010 compared to the first half of 2009, the continued competitive nature of the online poker market and the distraction of the FIFA World Cup during June 2010 led to a decline in player yields to €6.7 per player per day in the first half of 2010 from €7.9 per player per day in the first half of 2009. The result of all of these factors was that average daily net poker revenue was down to €356,000 in the first half of 2010 from €393,700 in the first half of 2009.

PartyGaming sports betting

—          Results

The table below summarises the results for PartyGaming sports betting for the periods indicated, together with the period-to-period changes:

PartyGaming sports betting results	Six months ended 30 June

	2009	2010	% change

	(€ million) (unaudited)
Total stakes	185.0	176.8	(4%)
Gross win margin	4.9%	7.0%
Gross revenue	9.1	12.3	35%
Bonuses and other fair value adjustments to revenue	(3.7)	(2.1)	43%

Net revenue	5.4	10.2	89%

Clean EBITDA	1.0	3.4	240%
Clean EBITDA margin as a % of net revenue	18.5%	33.3%

PartyGaming’s sports betting total stakes decreased by 4 per cent. to €176.8 million in the first half of 2010 from €185.0 million in the first half of 2009. While performance was boosted in the first half of 2010 by a favourable set of results during the early stages of the FIFA World Cup, tighter control over bonuses led to a decline in the total amount wagered in the first half of 2010 compared to the first half of 2009. However, the improvements made to PartyGaming’s risk management in previous periods meant that gross win margins increased to 7.0 per cent. in the first half of 2010 from 4.9 per cent. in the first half of 2009. The result of these factors was that sports betting gross revenue increased by 35 per cent. to €12.3 million in the first half of 2010 from €9.1 million in the first half of 2009.

Live betting continued to attract substantial betting volume in the first half of 2010 and represented 48 per cent. of total stakes in that period compared to 46 per cent. in the first half of 2009. PartyGaming’s gross win margin on live betting increased to 3.5 per cent. in the first half of 2010 from 2.3 per cent. in the first half of 2009, while the margin on the main book was 9.4 per cent. in the first half of 2010 compared to 6.9 per cent. in the first half of 2009.

Bonuses and other fair value adjustments to revenue in sports betting decreased to 1.2 per cent. of the amount wagered in the first half of 2010 from 2.0 per cent. in the first half of 2009. As a result, average net daily revenue increased 89 per cent. in the first half of 2010 to €56,200 in the first half of 2010 from €29,600 in the first half of 2009. Consequently Clean EBITDA increased by 240 per cent. to €3.4 million in the first half of 2010 from €1.0 million in the first half of 2009 and Clean EBITDA margins increased to 33.3 per cent. in the first half of 2010 from 18.5 per cent. in the first half of 2009.

—          Key performance indicators

The table below summarises the key performance indicators for PartyGaming sports betting for the periods indicated together with the period-to-period changes:

PartyGaming sports betting results	Six months ended 30 June

	2009	2010	% change

	(unaudited)

Active player days (million)	1,863.5	1,905.5	2%
Daily average players (thousands)	10.3	10.5	2%
Yield per active player day (€)	2.9	5.3	83%
New real money sign-ups (thousands)	70.7	35.6	(50%)
Average daily net revenue (€ thousand)	29.6	56.2	90%

While PartyGaming introduced a new bonus structure to eliminate unprofitable players, this new structure led to a decrease in new player sign-ups in sports betting of 50 per cent. in the first half of 2010 compared to the first half of 2009. However, the positive impact of the FIFA World Cup in June 2010 meant that average daily players increased by 2 per cent. to 10,500 in the first half of 2010 compared to the first half of 2009. The elimination of unprofitable players was a major factor behind the 83 per cent. increase in yield per active player day to €5.3 in the first half of 2010 from €2.9 in the first half of 2009.

PartyGaming casino and other games

—          Results

The table below summarises the results for PartyGaming casino and other games for the periods indicated, together with the period-to-period changes:

PartyGaming casino and other games results	Six months ended 30 June

	2009	2010	% change

	(€ million) (unaudited)
Gross revenue	84.7	103.9	23%
Bonuses and other fair value adjustments to revenue	(22.6)	(27.5)	(22%)

Net revenue	62.1	76.4	23%

Clean EBITDA	25.0	24.3	(3%)
Clean EBITDA margin as a % of net revenue	40.3%	31.8%

PartyGaming’s gross casino revenue increased by 23 per cent. to €103.9 million in the first half of 2010 from €84.7 million in the first half of 2009. This was due to a higher hold percentage, which increased to 3.9 per cent. in the first half of 2010 from 3.3 per cent. in the first half of 2009 and a 4 per cent. increase in the amount wagered on casino games to €2.7 billion in the first half of 2010 from €2.6 billion in the first half of 2009. The higher hold percentage was driven by a continued improvement in the mix of games played, the acquisition of Cashcade’s casinos that operate at higher holds than PartyCasino, and a reduction in player numbers coming from affiliates that tend to have lower than average player values.

Net casino revenue also increased by 23 per cent. to €76.4 million in the first half of 2010 from €62.1 million in the first half of 2009. Despite this increase in revenue, Clean EBITDA margins fell by over eight percentage points to 31.8 per cent. in the first half of 2010 compared to 40.3 per cent. in the first half of 2009, due to the impact of a significant increase in offline marketing spend during the first half of 2010, with the spend being fully expensed in the period. As a result, Clean EBITDA decreased by 3 per cent. to €24.3 million in the first half of 2010 from €25.0 million in the first half of 2009.

—          Key performance indicators

The table below summarises the key performance indicators for PartyGaming casino and other games for the periods indicated:

PartyGaming casino and other games KPIs	Six months ended 30 June

	2009	2010	% change

	(unaudited)
Active player days (million)	2,003.3	2,048.5	2%
Daily average players (thousands)	11.1	11.3	2%
Yield per active player day (€)	31.0	37.3	20%
New real money sign-ups (thousands)	56.9	51.4	(10%)
Average daily net revenue (€ thousand)	343.0	422.2	23%

Casino sign-ups fell by 10 per cent. to 51,400 in the first half of 2010 compared to the first half of 2009 largely due to the decision to remove a number of affiliates that had tended to deliver large numbers of lower value players. The resulting improvement in player value, together with the addition of popular new content resulted in an increase in the volume of active player days by 2 per cent. As had been the case in previous periods, the shift towards higher hold games continued during the first half of 2010 and, combined with the improvement in player value meant that yield per active player day increased by 20 per cent. to €37.3 in the first half of 2010 from €31.0 in the first half of 2009. The net result was that average daily casino revenue increased by 23 per cent. to €422,200 in the first half of 2010 from €343,000 in the first half of 2009.

PartyGaming bingo

—          Results

The table below summarises the results for PartyGaming bingo for the periods indicated, together with the period-to-period changes:

PartyGaming bingo results	Six months ended 30 June

	2009	2010	% change

	(€ million) (unaudited)

Gross revenue	1.5	59.8	3,887%
Bonuses and other fair value adjustments to revenue	(0.3)	(34.0)	(11,233%)

Net revenue	1.2	25.8	2,050%

Clean EBITDA	0.1	6.8	6,700%
Clean EBITDA margin as a % of net revenue	8.3%	26.4%

The acquisition of Cashcade on 23 July 2009 transformed PartyGaming’s presence in the global online bingo segment, making PartyGaming a market leader in this large and growing segment of the gaming sector.

PartyGaming’s gross bingo revenue increased to €59.8 million in the first half of 2010 from €1.5 million in the first half of 2009 largely due to the acquisition of Cashcade.

—          Key performance indicators

The table below summarises the key performance indicators for PartyGaming bingo for the periods indicated together with the period-to-period changes:

PartyGaming bingo KPIs	Six months ended 30 June

	2009	2010	% change

	(unaudited)
Active player days (thousands)	144.9	3,664.7	2,429%
Daily average players (thousands)	0.8	20.2	2,425%
Yield per active player day (€)	8.2	7.0	(15%)
New real money sign-ups (thousands)	3.1	112.1	3,516%
Average daily net revenue (€ thousand)	6.6	142.3	2,056%

All of the key performance indicators for bingo showed substantial growth in the first half of 2010 compared to the first half of 2009 with the exception of yield per active player day, that reflected Cashcade’s focus on higher volume but lower value players. Average daily net revenue increased to €142,300 in the first half of 2010 from €6,600 in the first half of 2009. Bingo Clean EBITDA was €6.8 million in the first half of 2010, with a Clean EBITDA margin of 26.4 per cent. in the first half of 2010 compared to 8.3 per cent. in the first half of 2009.

Other revenue

PartyGaming generated €4.4 million in other revenue in the first half of 2010 as a result of initial first half contributions of €0.7 million from PartyGaming’s B2B network services as well as €3.7 million of other revenue generated from World Poker Tour.

Results for the years ended 31 December 2007, 2008 and 2009

Overview of PartyGaming’s consolidated results

—          2009 compared to 2008

PartyGaming’s financial performance in 2009 demonstrated the resilience of its business model, which continued to generate large amounts of operating cashflow, even in a difficult economic climate.

Total revenue fell by 6 per cent. to €310.1 million in 2009 from €328.6 million in 2008, reflecting primarily soft performance in poker that was mitigated by solid growth in casino and other games, as well as the addition of Cashcade, which was acquired on 23 July 2009. Foreign exchange movements accounted for approximately half of the decrease in total revenue in 2009. Despite the high level of operational gearing inherent within PartyGaming’s business model, the impact of lower revenue on Clean EBITDA in 2009 was reduced by PartyGaming’s careful management of its cost base. Clean EBITDA margins from continuing operations decreased to 30.5 per cent. in 2009 from 31.6 per cent. in 2008, resulting in a 9 per cent. reduction in Clean EBITDA from continuing operations to €94.6 million in 2009 from €103.7 million in 2008.

Although PartyGaming continued to optimise its cost base in 2009, this was not at the expense of new investment across the business. Having resolved PartyGaming’s legal position in the United States with the entry into the NPA, PartyGaming launched a number of B2B services and completed the acquisitions of both Cashcade and World Poker Tour in

2009. In 2009, PartyGaming launched its Italian poker network in June, revitalised its VIP and loyalty programmes in July, introduced over 80 new games to its online gaming platform, increased the number of languages supported by its customer service teams, re-launched the PartyPoker.com and PartyCasino.com brands, launched a dedicated affiliate network for PartyCasino.com and developed a market-leading jackpot strategy, which resulted in one of the largest online jackpot wins in history in December.

—          2008 compared to 2007

PartyGaming’s net revenue increased by 3 per cent. to €328.6 million in 2008 from €318.2 million in 2007. This increase was partially offset by a significant strengthening of the US dollar against other currencies during the second half of 2008, as well as promotional activity around the relaunch of PartyPoker that took place during the fourth quarter of 2008 and a delay in the implementation of PartyGaming’s new loyalty programme. However, PartyGaming’s Clean EBITDA from continuing operations increased by 36 per cent. to €103.7 million in 2008 from €76.0 million in 2007, primarily due to the appreciation of the US dollar which had a beneficial impact on PartyGaming’s reported costs in the second half of 2008. PartyGaming’s total Clean EBITDA margin from continuing operations increased to 31.6 per cent. in 2008 from 23.9 per cent. in 2007, largely due to the growth in revenues and continued control of PartyGaming’s cost base.

PartyGaming’s consolidated key performance indicators

—          Overview

The following tables summarises PartyGaming’s consolidated key performance indicators for the years indicated, together with the year-to-year change:

PartyGaming consolidated KPIs	Year ended 31 December			% change

	2007	2008	2009	2007/ 2008	2008/ 2009

	(unaudited)
Active player days (millions)	28.4	26.4	27.0	(7%)	2%
Daily average players (thousands)	77.9	72.0	74.0	(8%)	3%
Yield per active player day (€)	11.2	12.5	11.4	12%	(9%)
New real money sign-ups (thousands)	683.7	629.9	802.8	(8%)	27%
Average daily net revenue (€ thousand)	871.7	897.9	846.7	3%	(6%)

A more detailed breakdown of new player sign-ups and active player days by geographic region is provided in the following tables:

PartyGaming new player sign-ups by geographical region	Year ended 31 December			% change

	2007	2008	2009	2007/ 2008	2008/ 2009

	(thousands) (unaudited)
EMEA	572.3	536.6	723.3	(6%)	35%
The Americas (non-US)	77.8	66.3	56.3	(15%)	(15%)
Asia Pacific	33.6	27.0	23.2	(20%)	(14%)

Total	683.7	629.9	802.8	(8%)	27%

PartyGaming active player days by geographical region	Year ended 31 December			% change

	2007	2008	2009	2007/ 2008	2008/ 2009

	(thousands) (unaudited)
EMEA	22.2	20.7	22.7	(7%)	10%
Americas (non-US)	4.9	4.5	3.4	(8%)	(24%)
Asia Pacific	1.3	1.2	0.9	(8%)	(25%)

Total	28.4	26.4	27.0	(7%)	2%

—          2009 compared to 2008

In 2009, PartyGaming’s total active player days and total daily average players increased by 2 per cent. and 3 per cent., respectively compared to their levels in 2008. This was largely driven by a 27 per cent. increase in new player sign-ups as PartyGaming’s sales and marketing function continued to attract large numbers of new players with 802,800 new real money players in 2009 compared to 629,900 in 2008. Lower activity levels in poker and casino in 2009 were off-set by the acquisition of Cashcade and an improvement in sports betting active player days and daily average players. In 2009, reduced yields in poker and bingo outweighed the strong performance in casino and other games and as a result total yield per active player day decreased 9 per cent. in 2009 to €11.4 from €12.5 in 2008. This was despite a return to growth in the fourth quarter of 2009, with yields up 8 per cent. in that quarter compared to the previous quarter. The net effect was that PartyGaming’s total average daily net revenue for 2009 decreased by 6 per cent. to €846,700, in 2009 from €897,900 in 2008.

Geographically new player sign-ups in EMEA grew by 35 per cent. in 2009 compared to 2008 while the Americas and Asia Pacific both fell year on year.

—          2008 compared to 2007

In 2008, PartyGaming’s total number of active player days decreased by 7 per cent. compared to 2007 to 26.4 million. Over the same period, the daily average number of players fell by 8 per cent. to 72,000 as the frequency of play fell and this also impacted the yield per unique active player. The yield per active player day was up 12 per cent. in 2008 to €12.5 compared to €11.2 in 2007 on the back of operational enhancements and an increasing proportion of casino play. The net effect was that in 2008, average net daily revenue was €897,900 per day, up 3 per cent. from €871,700 in 2007.

Poker — Results

—          Overview

The following table provides an overview of PartyGaming’s results of operations from poker for the years indicated, together with the year-to-year change:

PartyGaming poker results	Year ended 31 December			% change

	2007	2008	2009	2007/ 2008	2008/ 2009

	(€ million) (audited)
Gross revenue	235.7	227.7	174.4	(3%)	(23%)
Bonuses and other fair value adjustments to revenue	(30.7)	(37.3)	(37.6)	(21%)	(1%)

Net revenue	205.0	190.4	136.8	(7%)	(28%)

Clean EBITDA	43.4	52.9	29.7	22%	(44%)
Clean EBITDA margin	21.2%	27.8%	21.7%

In 2007 there was other revenue of €11.0 million relating to the reversal of provisions made in prior years and is not included as part of Clean EBITDA.

—          2009 compared to 2008

In 2009, PartyGaming’s gross poker revenue decreased by 23 per cent. to €174.4 million from €227.7 in 2008. This decrease was driven by the impact of a strong US dollar, the downturn in consumer spending and severe competitive pressures in the first half of 2009. Gross revenue in the second half of 2009 was broadly flat compared with the first half of 2009, following a determined effort to boost player numbers and become more competitive through an increase in bonus rates. Bonus rates increased from under 20 per cent. of gross revenue in the first half of 2009 to 24 per cent. in the second half of 2009. Whilst poker player numbers and overall poker activity levels increased in the second half of 2009, this was at the expense of net poker revenue, which fell by approximately 8 per cent. compared to the first half of 2009. Having previously declined for seven consecutive quarters, PartyGaming’s poker business grew quarter-on-quarter for the first time during the fourth quarter of 2009, with both daily average players and average net daily revenue increasing over the third quarter.

PartyGaming’s net poker revenue decreased by 28 per cent. to €136.8 million in 2009 from €190.4 million in 2008. This decrease, in turn, impacted the poker Clean EBITDA margin in 2009, which decreased to 21.7 per cent. from 27.8 per cent. in 2008. With lower revenue and a lower Clean EBITDA margin, poker Clean EBITDA also decreased to €29.7 million in 2009 from €52.9 million in 2008.

—          2008 compared to 2007

PartyGaming’s gross poker revenue declined by 3 per cent. in 2008 to €227.7 million compared to €235.7 million in 2007. This decline was primarily due to a reduction in the frequency of play that was itself affected by a delay in the launch of a new loyalty programme and competitive pressures from sites that continued to accept US players. Currency movements also impacted performance in 2008, particularly in the fourth quarter. These factors, as well as an increase in marketing activity around the launch of the next generation of PartyPoker that took place in September 2008, meant that bonuses and other fair value adjustments to revenue increased to 16.4 per cent. of gross revenue in 2008, up from 13.0 per cent. in 2007. Although net poker revenue fell by 7 per cent. to €190.4 million in 2008 from €205.0 million in 2007, reduced but more effective marketing spend and lower administration costs meant that Clean EBITDA margins increased to 27.8 per cent. in 2008 from 21.2 per cent. in 2007 and Clean EBITDA grew by 22 per cent. to €52.9 million in 2008 from €43.4 million in 2007.

PartyGaming poker — Key performance indicators

—          Overview

The following table summarises the key performance indicators for poker for the years indicated, together with the year-to-year changes:

PartyGaming’s poker KPIs	Year ended 31 December			% change

	2007	2008	2009	2007/ 2008	2008/ 2009

		(unaudited)
Active player days (million)	23.9	21.0	18.4	(12%)	(12%)
Daily average players (thousands)	65.4	57.3	50.5	(12%)	(12%)
Yield per active player day (€)	8.6	9.1	7.4	6%	(19%)
New real money sign-ups (thousands)	573.0	444.9	496.1	(22%)	12%
Average daily net revenue (€ thousand)	561.6	520.4	374.5	(7%)	(28%)

—          2009 compared to 2008

Despite a 12 per cent. increase in new poker player sign-ups to 496,100 in 2009 from 444,900 in 2008, both the number of active player days and daily average players decreased by 12 per cent. in 2009, reflecting intense competition in the global poker market and a delay in the relaunch of PartyGaming’s VIP and loyalty programme. PartyGaming’s Italian poker network began to gather momentum in the second half of 2009. Despite the strong growth in this network, Italy only accounted for less than 1 per cent. of total poker revenue in 2009.

Whilst PartyGaming’s strategic decision to become more competitive on poker player bonuses reduced yield per active player day to €7.4 in 2009 from €9.1 in 2008, the trend in yields did improve in the fourth quarter of 2009 on the back of the improved loyalty and VIP programmes as well as more effective player marketing.

—          2008 compared to 2007

Both active player days and daily average number of players each fell by 12 per cent. in 2008 primarily due to lower new player sign-ups and reduced frequency of play reflecting an increased willingness of players to play on multiple sites as well as competitive pressures, principally from those sites which continued to accept US players. Real money sign-ups were down 22 per cent. in 2008 reflecting the exceptional marketing push in the first quarter of 2007 to preserve liquidity immediately following the enactment of the UIGEA.

Despite the impact of higher bonus levels, yield per active poker player day increased by 6 per cent. in 2008 compared to 2007, largely due to the success of a number of revenue enhancing initiatives introduced during the period. The continued growth in PartyGaming’s casino, which sourced over 77 per cent. of its active players from poker, was also a factor that affected poker revenue in 2008.

PartyGaming sports betting — Results

—          Overview

The following table provides an overview of PartyGaming’s results of operations from sports betting for the years indicated, together with the year-to-year change:

PartyGaming sports betting results	Year ended 31 December			% change

	2007	2008	2009	2007/ 2008	2008/ 2009

	(€ million) (audited)
Total stakes	243.2	374.5	343.6	54%	(8%)
Gross win margin	6.3%	4.6%	5.5%
Gross revenue	15.4	17.4	18.9	13%	9%
Bonuses and other fair value adjustments to revenue	(4.2)	(5.0)	(5.7)	(19%)	(14%)

Net revenue	11.2	12.4	13.2	11%	6%

Clean EBITDA	2.4	3.5	4.0	46%	14%
Clean EBITDA margin as a % of net revenue	21.4%	28.2%	30.3%

—          2009 compared to 2008

PartyGaming’s sports betting delivered a robust performance in 2009, with a marked improvement in the second half of the year. The total stakes, or amount wagered, in sports betting declined by 8 per cent. in 2009 due to currency movements, steps taken to scale back unprofitable players as well as the beneficial impact in 2008 of the UEFA European Football Championships. Operational improvements as well as a favourable run of results helped to increase the gross win margin to 5.5 per cent. in 2009 from 4.6 per cent. in 2008. PartyGaming’s drive to increase the volume of combination bets rather than singles also helped to raise gross win margins, as combination bets tend to attract higher gross win margins. Combination bets represented approximately 22 per cent. of the amount wagered in 2009 compared to 13 per cent. in 2008. PartyGaming’s tighter controls over bonuses, which fell from 2.0 per cent. of the amount wagered in the first half of 2009 to 1.2 per cent. in the second half, also helped to improve overall performance in sports betting.

Live sports betting continued to represent a significant proportion of total betting volume at approximately 47 per cent. in 2009 compared to 41 per cent. in 2008. While live betting tends to attract lower margins than the main book, through the deployment of PartyGaming’s own mathematical models, PartyGaming began to see an improvement in the gross win margin on live betting in 2009, which increased to 2.3 per cent. from 1.9 per cent. in 2008. The increase in sports betting net revenue and the operational leverage of the sports betting business helped to increase Clean EBITDA margins to 30.3 per cent. in 2009 compared to 28.2 per cent. in 2008, and Clean EBITDA increased by 14 per cent. to €4.0 million in 2009 from €3.5 million in 2008.

—          2008 compared to 2007

PartyGaming’s sports bet amount increased by 54 per cent. to €374.5 million in 2008 from €243.2 million in 2007 primarily due to a 48 per cent. increase in average bet size to €9.70 in 2008 as well as an 8 per cent. increase in the number of active players compared to 2007. Live betting represented an increasingly significant proportion of total betting volume in 2008 at approximately 41 per cent. of total stakes compared to 33 per cent. in 2007. The gross win margin still decreased to 4.6 per cent. in 2008 from 6.3 per cent. the previous year. As a result, and with a small increase in bonus rates to 28.7 per cent. of gross revenue compared to 27.3 per cent. in 2007, net revenue increased by 11 per cent. to €12.4 million from €11.2 million in 2007. Operating leverage coupled with optimised marketing spend resulted in an increase in Clean EBITDA margins to 28.2 per cent. in 2008 from 21.4 per cent. in 2007 and as a result Clean EBITDA increased by 46 per cent. to €3.5 million from €2.4 million in 2007.

PartyGaming sports betting — Key performance indicators

—          Overview

The following table summarises the key performance indicators for sports betting for years indicated, together with the year-to-year changes:

PartyGaming sports betting KPIs	Year ended 31 December			% change

	2007	2008	2009	2007/ 2008	2008/ 2009

	(unaudited)
Active player days (thousands)	3,197.7	3,456.9	3,552.5	8%	3%
Daily average players (thousands)	8.8	9.4	9.7	7%	3%
Yield per active player day (€)	3.5	3.6	3.7	3%	3%
New real money sign-ups (thousands)	61.6	82.6	115.0	34%	39%
Average daily net revenue (€ thousand)	30.6	33.9	36.2	11%	7%

—          2009 compared to 2008

Despite a challenging macroeconomic environment, both sports betting active player days and sports betting daily average players increased by 3 per cent. in 2009 compared to 2008, driven by a 39 per cent. increase in new player sign-ups. Improved gross win margins and better control over bonus costs meant that yield per active player day increased to €3.7 in 2009 to €3.6 in 2008. Soccer remained the most popular sport in sports betting, representing 54 per cent. of the amount wagered, with tennis, basketball and ice hockey being sports betting’s other major sports.

—          2008 compared to 2007

PartyGaming’s player activity and daily average players in sports betting benefited in 2008 from the UEFA European Football Championship, which coupled with dedicated marketing initiatives, helped to increase new real money sign-ups by 34 per cent. in 2008 compared to 2007. The benefit of the marked increase in the amount wagered noted in the table above was reduced by a drop in gross win margin to 4.6 per cent. in 2008 from 6.3 per cent. in 2007 due to strong growth in live betting. The yield per active player day increased from €3.5 to €3.6 driven by strong growth in turnover, partially offset by the lower gross win margin.

PartyGaming casino and other games — Results

—          Overview

The following table provides an overview of PartyGaming’s results of operations from casino and other games for the years indicated, together with the year-to-year change:

PartyGaming casino and other games results	Year ended 31 December			% change

	2007	2008	2009	2007/ 2008	2008/ 2009

	(€ million) (audited)
Gross revenue	129.6	167.7	185.6	29%	11%
Bonuses and other fair value adjustments to revenue	(30.5)	(46.1)	(49.3)	(51%)	(7%)

Net revenue	99.1	121.6	136.3	23%	12%

Clean EBITDA	29.0	45.7	51.7	58%	13%
Clean EBITDA margin as a % of net revenue	29.3%	37.6%	37.9%

In 2007 there was other revenue of €1.6 million relating to the reversal of provisions made in prior years and is not included as part of Clean EBITDA.

—          2009 compared to 2008

PartyGaming’s casino and other games gross revenue increased by 11 per cent. to €185.6 million in 2009 from €167.7 in 2008. This was despite a 6 per cent. reduction in the total amount wagered in casino to €5.2 billion from €5.8 billion in 2008. This reduction was due to reduced wagering on blackjack on the back of lower cross-selling from poker, the difficult macroeconomic climate and currency movements. However, an increase in the average hold, due to an improved mix in games played towards higher hold game, such as slots and jackpot slots, and away from lower hold games like blackjack, led to an increase in gross revenue.

A reduction in bonuses and other fair value adjustments as a percentage of casino and other games gross revenue (26.5 per cent. in 2009 compared to 27.5 per cent. in 2008) resulted in a 12 per cent. increase in casino and other games net revenue to €136.3 million in 2009 from €121.6 million in 2008. This increase, which included approximately €1.4 million from the recycling of a €3.5 million jackpot prize won by one of PartyGaming’s VIP players in December 2009, helped to increase Clean EBITDA margins to 37.9 per cent. in 2009 from 37.6 per cent. in 2008. As a result, Clean EBITDA increased by 13 per cent. to €51.7 million in 2009 from €45.7 million in 2008.

—          2008 compared to 2007

PartyGaming’s gross casino revenue increased by 29 per cent. to €167.7 million in 2008 from €129.6 million in 2007 as a result of an improved revenue mix away from lower margin games and an increase in the total amount wagered of 25 per cent. to approximately €5.5 billion in 2008. Casino Clean EBITDA increased by 58 per cent. to €45.7 million in 2008 from €29.0 million in 2007, reflecting the benefits of more effective marketing spending and operating leverage.

PartyGaming casino and other games — Key performance indicators

—          Overview

The following table summarises the key performance indicators for casino and other games for the years indicated, together with the year-to-year changes:

PartyGaming casino and other games KPIs	Year ended 31 December			% change

	2007	2008	2009	2007/ 2008	2008/ 2009

	(unaudited)
Active player days (thousands)	4,011.1	4,277.2	4,001.2	7%	(6%)
Daily average players (thousands)	11.0	11.7	11.0	6%	(6%)
Yield per active player day (€)	24.7	28.4	34.1	15%	20%
New real money sign-ups (thousands)	43.7	80.0	103.0	83%	29%
Average daily net revenue (€ thousand)	271.4	332.2	373.5	22%	12%

—          2009 compared to 2008

New player sign-ups increased by 29 per cent. to 103,000 in 2009 from 80,000 in 2008. This reflected PartyGaming’s desire both to reduce its reliance on poker as a source of casino player traffic and also to increase average player yield, as dedicated casino players tend to generate more revenue than poker players. While the planned reduction in cross-selling from poker meant that overall casino player activity was down 6 per cent. in 2009 compared to 2008, this was more than off-set, however, by an improving player mix and the shift by players towards higher yielding games with yields per active player increasing 20 per cent. in 2009 compared to 2008.

—          2008 compared to 2007

The benefits of previous investment and development continued to flow through into casino and other games, and all of the key performance indicators improved in 2008. Driven by PartyGaming’s objective to reduce the reliance of its casino and other games business on the cross-sell from poker, new real money sign-ups increased by 83 per cent. in 2008 to 80,000 from 43,700 in 2007. The fact that the majority of casino customers still came from playing poker, which continued to be under pressure, meant that active player days and daily average players in 2008 grew by 7 per cent. and 6 per cent., respectively, compared to 2007. Yield per active player day and yield per unique active player increased in 2008 as a result of the introduction of a number of new and exclusive slot games such as Mission:Impossible, The Godfather, Top-Gun and The Terminator as well as an improvement in games mix, with lower hold games such as blackjack representing a smaller proportion of the total.

PartyGaming bingo — Results

—          Overview

The following table provides an overview of PartyGaming’s results of operations from bingo for the years indicated, together with the year-to-year change:

PartyGaming bingo results	Year ended 31 December			% change

	2007	2008	2009	2007/ 2008	2008/ 2009

	(€ million) (audited)
Gross revenue	3.5	5.4	53.0	54%	881%
Bonuses and other fair value adjustments to revenue	(0.6)	(1.2)	(30.2)	100%	(2,417%)

Net revenue	2.9	4.2	22.8	45%	443%

Clean EBITDA	1.3	0.2	9.1	(85%)	4,450%
Clean EBITDA margin as a % of net revenue	44.8%	4.8%	39.9%

—          2009 compared to 2008

The acquisition of Cashcade on 23 July 2009 drove up gross revenue and also meant that bonuses and other fair value adjustments increased to 57 per cent. of gross bingo revenue in 2009, compared to 22.2 per cent. in 2008, reflecting the fact that Cashcade tended to operate with higher bonus rates.

As a result of the contribution from Cashcade, PartyGaming’s Clean EBITDA margins from bingo increased significantly to 39.9 per cent. versus 4.8 per cent. in 2008. As a result, Clean EBITDA increased to €9.1 million in 2009 compared to €0.2 million in 2008.

—          2008 compared to 2007

PartyGaming’s gross bingo revenue increased to €5.4 million in 2008 from €3.5 million in 2007, largely as a result of strong growth in both PartyBingo and ITV Bingo, PartyGaming’s bingo white label. However, bonus rates also increased to 22.2 per cent. of bingo gross revenue in 2008, up from 17.1 per cent. in 2007, in order to enhance its appeal to bingo players. While net revenue grew strongly, investment in a white label with ITV, the UK television broadcaster meant that there was no corresponding increase in bingo Clean EBITDA.

PartyGaming bingo — key performance indicators

—          Overview

The following table sets forth the key performance indicators for bingo for the years indicated, together with the year-to-year changes:

PartyGaming bingo KPIs	Year ended 31 December			% change

	2007	2008	2009	2007/ 2008	2008/ 2009

	(unaudited)
Active player days (thousands)	301.4	396.4	3,324.3	32%	739%
Daily average players (thousands)	0.8	1.1	9.1	38%	727%
Yield per active player day (€)	9.7	10.5	6.9	8%	(34%)
New real money sign-ups (thousands)	5.4	22.4	88.7	315%	296%
Average daily net revenue (€ thousand)	8.0	11.4	62.5	43%	448%

—          2009 compared to 2008

All of the key performance indicators for bingo showed strong growth in 2009 compared to 2008, with the exception a sharp decrease in yield per active player day, reflecting Cashcade’s focus on higher volume and lower value players. Despite the increase in bonuses and other fair value adjustments to gross bingo revenues, average daily bingo net revenue increased to €62,500 in 2009 from €11,400 in 2008. Average daily bingo net revenue would have been even higher in 2009 but for the introduction of additional payment security measures by Cashcade’s software provider during the second half of 2009, which impacted player deposits and revenues during the third quarter of 2009.

—          2008 compared to 2007

All of the key performance indicators for bingo showed strong growth in 2008 compared to 2007 thanks to an improved bingo lobby and additional functionality.

Expenses

—          Administrative expenses — Continuing operations

Continuing operations PartyGaming – Administrative expenses	Year ended 31 December			Six months ended 30 June

	2007	2008	2009	2009	2010

	(€ million) (audited)			(€ million) (unaudited)
Transaction fees	22.3	21.7	19.0	8.3	9.9
Staff costs	60.8	57.1	47.7	22.9	28.5
Other overheads	31.1	22.9	19.0	8.8	10.1

Clean EBITDA administration expenses	114.2	101.7	85.7	40.0	48.5
Depreciation	16.4	12.9	8.3	4.7	3.2
Amortisation	15.1	16.0	21.2	8.4	16.4
Impairment losses - assets held for sale	—	0.9	0.4	0.6	—
Reorganisation costs	—	1.2	1.3	—	—

Administrative expenses before share-based payments	145.7	132.7	116.9	53.7	68.1
Share-based payments	55.0	15.1	6.2	2.9	4.3

Administration expenses	200.7	147.8	123.1	56.6	72.4

Clean EBITDA administrative expenses as a % of total revenue	34.5%	30.9%	27.6%	28.6%	26.8%
Administration expenses before share-based payments as a % of total revenue	44.0%	40.4%	37.7%	38.4%	37.6%
Administration expenses as a % of total revenue	60.7%	45.0%	39.7%	40.5%	40.0%

PartyGaming’s administrative expenses tend to represent more fixed costs within its business.

Through careful management of its cost base, PartyGaming’s transaction fees and other overheads have steadily declined from 2007 through the first half of 2010, both in absolute terms (despite the acquisitions of Cashcade and World Poker Tour in 2009) but also as a percentage of total revenue due to PartyGaming’s continuing renegotiations of a number of agreements with some of its key payment processors and other suppliers.

An extended pay freeze implemented by PartyGaming in 2010 across almost all areas of its business, including for executive management, together with the benefits of reorganisations that took place in the second half of 2008 and in 2009, have caused staff costs to decrease from the second half of 2008 onwards. The increase in staff costs in absolute terms from the second half of 2009 onwards has been result of the acquisitions of Cashcade and World Poker Tour.

Depreciation expenses fell in absolute terms and as a percentage of revenue from 2007 through the first half of 2010 reflecting an increasing number of PartyGaming’s assets becoming fully depreciated.

The significant increase in PartyGaming’s amortisation costs from the second half of 2009 was due to the intangible assets associated with the acquisitions of Cashcade and WPT in 2009, which added €6.9 million of additional costs in the six months ended 30 June 2010 compared to the same period in 2009, albeit of a non-cash nature.

The vesting of nil-cost options granted in prior periods was the key driver behind the reduction in share-based payments from 2007 through the first half of 2010, partially offset by the issue of fair market value options as part of PartyGaming’s overall incentive scheme.

—          Distribution costs—Continuing Operations

Continuing operations PartyGaming - Distribution costs	Year ended 31 December			Six months ended 30 June

	2007	2008	2009	2009	2010

	(€ million) (audited)			(€ million) (unaudited)
Customer acquisition and retention	53.6	50.0	49.6	21.4	38.0
Affiliates	53.2	48.5	45.5	21.1	24.4
Customer bad debts	1.2	1.5	4.1	2.2	3.1
Third-party content	7.0	8.8	13.2	4.0	10.1
Webhosting and technical services	10.2	11.8	12.0	4.5	8.1

Distribution costs	125.2	120.6	124.4	53.2	83.7

Distribution costs as a % of total revenue	37.8%	36.7%	40.1%	38.0%	46.2%

PartyGaming’s distribution costs constitute the bulk of its marketing spend.

While PartyGaming’s customer acquisition and retention costs were generally between 15 per cent. and 17 per cent. of total revenue from 2007 through 2009, they increased sharply in the first half of 2010, reflecting the acquisitions of Cashcade and World Poker Tour, as well as a concerted effort to push into newly regulated markets. Lower than expected returns on marketing spend associated with the delayed launch of cash game poker in Italy was also a factor contributing to the increase in the first half of 2010. As a result, customer acquisition and retention costs increased to 21.4 per cent. of revenue in the six months ended 30 June 2010.

PartyGaming’s affiliate expenses as a percentage of total revenue decreased steadily from 2007 through the first half of 2010, from 16.1 per cent. in 2007 to 13.5 per cent. in the first half of 2010, reflecting PartyGaming’s continued effort to rationalise its affiliates and improve commercial terms where possible. PartyGaming is continuing to expand its network whilst ensuring that it maintains a healthy balance between its direct and affiliate marketing channels.

The increase in PartyGaming’s customer bad debts, which comprise chargebacks net of fraud recovery, in 2009 compared to 2008 and in the first half of 2010 compared to the first half of 2009 reflects PartyGaming’s decision to make it easier for customers to deposit funds and is an expected side-effect of the drive to increase deposits.

Third-party content costs increased in the second half of 2009 onwards as a percentage of total revenue due to the inclusion of the contractual fee payable to 888 Holdings for hosting and supporting Cashcade’s bingo games, as well as increased royalty payments attributable to PartyGaming’s third-party providers of slots and branded content on the back of higher slot revenues.

Expenses for webhosting and technical services increased from the second half of 2009 onwards as a percentage of total revenue due to the higher cost profile of Cashcade compared with the rest of PartyGaming, which relates largely to Cashcade’s use of chat moderators.

—          Taxation — Continuing operations

Continuing operations PartyGaming - Taxation	Year ended 31 December			Six months ended 30 June

	2007	2008	2009	2009	2010

	(€ million) (audited)			(€ million) (unaudited)
Current tax expense - current period	2.5	3.2	5.8	1.9	4.4
Current tax income - prior periods	(7.5)	—	—	—	—
Deferred tax credit - current period	—	—	(1.7)	—	(1.9)

Income tax (income) expense for the period	(5.0)	3.2	4.1	1.9	2.5

Effective tax rate for the current period before share-based payments	4.2%	4.4%	6.4%	6.5%	9.2%

The increase in PartyGaming’s tax charges in 2009 and onwards compared to prior periods was primarily attributable to the acquisition of Cashcade, which is subject to UK tax at a tax rate of 28.0 per cent. PartyGaming incurred no tax charges associated with discontinued operations and other comprehensive income in the first half of 2010.

Discontinued operations

PartyGaming—Discontinued operations	Year ended 31 December			Six months ended 30 June

	2007	2008	2009	2009	2010

	(€ million) (audited)			(€ million) (unaudited)
NPA	—	—	70.2	70.2	—
Share-based payments	1.4	—	—	—	—
Other	9.4	7.6	0.6	0.5	—

Administrative expenses	10.8	7.6	70.8	70.7	—
Distribution expenses	7.7	—	—	—	—

Loss from operating activities	18.5	7.6	70.8	70.7	—
Reorganisation income	(0.5)	—	—	—	—
Finance costs	—	—	1.0	0.3	0.6

Loss before tax	18.0	7.6	71.8	71.0	0.6
Tax	(37.3)	—	—	—	—

(Profit) loss after tax	(19.3)	7.6	71.8	71.0	0.6

The cost of the NPA above of €70.2 million for 2009 represented the present value of the total settlement amount of $105 million. Finance costs relate to its accretion.

Other costs in the table above relate primarily to legal fees associated with the above, net of amounts reimbursed by PartyGaming’s insurers.

Liquidity and cash flows

Liquidity

The following table provides an overview of PartyGaming’s net cash position as at the dates indicated:

	As at 31 December			As at 30 June

	2007	2008	2009	2009	2010

	(€ million) (audited)			(€ million) (unaudited)
Cash and cash equivalents	82.9	134.2	145.1	160.5	185.9
Short-term investments	5.9	5.8	8.1	6.2	3.2
Loans and borrowings	—	—	(38.7)	—	(42.3)

Net cash	88.8	140.0	114.5	166.7	146.8

Cash flows

The following table provides an overview of PartyGaming’s net cash flow for the periods indicated.

	As at 31 December			As at 30 June

	2007	2008	2009	2009	2010

	(€ million) (audited)			(€ million) (unaudited)
Net cash flow from Continuing operations	76.8	86.6	86.3	33.5	55.3
Net cash flow from Discontinued operations	(11.8)	(7.6)	(11.0)	(4.0)	(12.2)

Net cash flow from operating activities	65.0	79.0	75.3	29.5	43.1
Issue of ordinary shares	—	—	1.6	0.7	1.2
Purchase of own shares	—	—	(2.8)	—	—
(Repayment of) proceeds from bank borrowings	(8.3)	—	38.7	—	—
Acquisitions, net of cash acquired	(0.2)	—	(92.3)	—	—
Acquisitions - deferred payment, net of cash acquired	—	(21.3)	—	—	(9.7)
Capital expenditure	(6.3)	(5.8)	(4.2)	(2.6)	(4.3)
Purchases of intangible assets	(4.2)	(3.0)	(2.9)	(1.6)	(2.3)
Other	3.2	1.9	0.1	0.4	3.1

Net cash flow	49.2	50.8	13.5	26.4	31.1

PartyGaming’s primary source of cash flow is funds provided by its operating activities. Therefore, changes in net cash from continuing operations generally reflect the changes in Clean EBITDA.

Net cash flow from discontinued operations in 2007 and 2008 primarily represented legal fees associated with negotiating the NPA with the US authorities, net of amounts reimbursed by PartyGaming’s insurers.

Net cash flow from discontinued operations in 2009 and 2010 primarily represented instalments paid in respect of the NPA, which going forward will be semi-annual instalments of US$15 million, the last of which is payable on 30 September 2012.

In relation to bank borrowings, PartyGaming borrowed £35 million in 2009 as a means of managing liquidity risk and is repayable in instalments during 2011 and 2012. See ‘Debt’ below.

In relation to acquisitions - deferred payment, PartyGaming paid £78.4 million in 2009 in part consideration for the acquisition of Cashcade with a further deferred payment of £7.6 million paid in 2010. A further maximum of £9.0 million is payable in 2011 depending on the profit performance of Cashcade in 2010. In 2008 the deferred payment of €21.3 million was in respect of the final part of the consideration for the Gamebookers.com website, which was acquired in 2006.

Debt

PartyGaming’s debt (being interest bearing loans and borrowings) on its balance sheet was €40.5 million, €38.7 million, €nil and €nil as of 30 September 2010 and 31 December 2009, 2008 and 2007, respectively. The debt as of 30 September 2010 and 31 December 2009 relates to a loan with The Royal Bank of Scotland plc, which was drawn in December 2009 to manage PartyGaming’s liquidity risk. The loan is secured by a floating charge over the assets of Cashcade Limited and its subsidiaries. The loan matures in December 2012. As of 30 September 2010, €8.6 million (including interest and fees) was due to be paid under the loan within one year and €35.9 million (including interest and fees) was due to be paid between one year and the maturity date of the loan. For more information about this loan, see paragraph 13.1.7 in Part 9 ‘Additional Information’.

Other contractual obligations and commitments

PartyGaming’s other contractual obligations as of 30 September 2010 included commitments for the purchase of property, plant and equipment in the amount of €1.6 million and of intangible assets in the amount of less than €0.1 million, all of which become payable within one year.

Off-balance sheet arrangements

PartyGaming has no special purpose entities that are not included in PartyGaming’s financial statements. Moreover, PartyGaming has no off-balance sheet arrangements that are reasonably likely to have a material effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Capitalisation and indebtedness

The following table shows PartyGaming’s consolidated gross indebtedness and the consolidated capitalisation as at the dates indicated:

As at 30 September 2010

(€ million) (unaudited)
Total current debt:
Secured(1)	8.3
Total non-current debt (excluding current portion of long-term debt):
Secured(1)	32.2

Total indebtedness	40.5

As at 30 June 2010

(€ million) (unaudited)
Capitalisation:
Share capital(2)	0.1
Legal reserve(2) (3)	73.0
Other reserves(2) (4)	(576.5)

Total capitalisation	(503.4)

(1)	Assets secured comprise a floating charge over the assets of Cashcade Limited and its subsidiary undertakings and Interactive Technology Ventures Limited.
(2)	Derived from the unaudited interim financial statement of PartyGaming as at 30 June 2010, incorporated by reference in Part 12 ‘Documents Incorporated by Reference’.
(3)	Comprises the share premium reserve and the capital contribution reserve.
(4)	Comprises own shares and the other reserve arising from the application of accounting which is similar to the pooling of interests method.

Capitalisation does not include retained earnings and the currency reserve.

There has been no material change in PartyGaming’s capitalisation since 30 June 2010 to the date of this document.

The following table shows PartyGaming’s consolidated net financial indebtedness as at 30 September 2010.

As at 30 September 2010

(€ million) (unaudited)
Cash	182.0

Liquidity	182.0

Current financial receivables	3.1

Current portion of non-current debt	(8.3)

Current financial debt	(8.3)

Net current liquidity	176.8

Non-current bank loans	(32.2)

Non-current financial indebtedness	(32.2)

Net liquidity	144.6

As at 30 September 2010, PartyGaming had no indirect or contingent indebtedness.

Geographical segment data

The following table provides a break-down of PartyGaming’s revenues by geographical segment for the periods indicated:

	Year ended 31 December			Six months ended 30 June

	2007	2008	2009	2009	2010

	(€ million) (audited)			(€ million) (unaudited)
Germany	57.8	64.8	56.9	28.7	25.9
United Kingdom	38.7	33.6	47.9	12.2	39.5
Canada	60.0	54.6	42.3	21.5	21.5
Other	174.3	175.6	163.0	77.5	94.3

Total revenue	330.8	328.6	310.1	139.9	181.2

The following table sets forth the break-down of PartyGaming’s non-current assets by geographical segment as of the dates indicated:

	Year ended 31 December

	2007	2008	2009

	(€ million) (audited)
United Kingdom	1.1	0.5	105.3
Bermuda	94.5	88.8	80.1
Gibraltar	13.0	44.1	51.7
Other	58.8	6.4	4.3

Total	167.4	139.8	241.4

Dividends

No dividend was paid in respect of PartyGaming’s 2007, 2008 and 2009 financial years.

Treasury policies and objectives

For information about PartyGaming’s treasury policies and objectives, see Note 24 ‘Financial instruments and risk management’ to PartyGaming’s restated consolidated financial statements for the year ended 31 December 2009 included in Part 10 ‘PartyGaming Financial Information’.

Results of operations and financial condition for the three months and nine months ended 30 September 2010

For summary information about PartyGaming’s results of operations for the three months and nine months ended 30 September 2010, please see the information from PartyGaming’s Third Quarter Key Performance Indicators and Interim Management Statement dated 22 October 2010 that is incorporated by reference as set forth under Part 12 ‘Documents Incorporated by Reference’.

bwin

Results of operations

The table below summarises the results for bwin for the periods indicated:

Consolidated statement of comprehensive income - bwin	Year ended 31 December			Nine months ended 30 September

	2007	2008	2009	2009	2010

			(€ million)
		(audited)		(unaudited)	(audited)

Continuing operations
Poker	76.2	83.2	101.0	67.5	86.7
Sports betting	143.6	178.7	188.0	124.9	177.4
Casino and Other Games	77.3	90.2	98.2	72.3	79.4

Net revenue	297.2	352.1	387.1	264.7	343.5
Other revenue	42.5	44.1	26.9	24.4	5.8

Total revenue	339.7	396.2	414.0	289.1	349.4
Cost of sales	(4.6)	(5.3)	(12.8)	(7.3)	(22.8)

Gross profit	335.1	390.8	401.2	281.8	326.6
Other operating income (expense)	—	—	—	—	—
Transaction fees	(16.6)	(21.2)	(22.4)	(15.6)	(17.7)
Staff costs	(56.4)	(71.0)	(73.6)	(53.3)	(70.3)
Other overheads	(64.5)	(63.8)	(64.3)	(44.6)	(55.1)

Clean EBITDA administrative expenses	(137.4)	(156.0)	(160.3)	(113.6)	(143.1)
Customer acquisition and retention	(89.0)	(109.7)	(84.1)	(61.0)	(76.7)
Affiliates	(9.5)	(13.9)	(14.9)	(11.0)	(14.9)
Other customer bonuses (not netted from revenue)	—	—	—	—	—
Customer bad debts	(4.7)	(3.1)	(3.0)	(2.5)	(1.4)
Third party content	(26.1)	(40.4)	(35.0)	(26.0)	(32.3)
Webhosting and technical services	(7.9)	(6.3)	(4.9)	(3.4)	(4.9)
Distribution expenses	(137.2)	(173.3)	(141.8)	(103.8)	(130.2)

Clean EBITDA	60.5	61.5	99.1	64.4	53.3
Foreign Exchange	0.5	1.7	0.6	0.7	(3.2)
Depreciation and amortisation	(48.8)	(49.9)	(40.6)	(30.8)	(33.3)
Impairment losses	58.9	(10.7)	—	—	—
Reorganisation costs	—	—	(0.9)	—	(3.7)
Share-based payments	(19.4)	(17.2)	(9.3)	(6.9)	(5.0)

Profit (loss) from operating activities	51.8	(17.9)	48.9	27.5	8.1
Finance income	3.2	1.1	1.4	1.4	—
Share of loss of associate	1.3	3.2	(0.9)	1.1	(2.2)

Profit (loss) before tax	56.3	(13.6)	49.5	29.9	5.9
Tax	(5.9)	0.8	(3.3)	(3.0)	1.2

Profit (loss) after tax from Continuing operations	50.4	(12.8)	46.1	26.9	7.2
Profit (loss) after tax from Discontinued operations	—	—	—	—	—

Profit (loss) for the year	50.4	12.8	46.1	26.9	7.2
Other comprehensive income (expense) net of tax
Changes in the fair value of available-for-sale securities	0.2	(2.5)	1.6	1.5	0.4
Changes in the fair value of cash flow hedges	—	—	0.6	0.7	—
Exchange differences on translation of foreign operations	(0.5)	(2.7)	0.9	1.0	2.4

Total comprehensive (expense) income for the year	50.1	(18.0)	49.3	30.2	10.0

Consolidated statement of comprehensive income - bwin	Year ended 31 December			Nine months ended 30 September

	2007	2008	2009	2009	2010

			(€ million)
		(audited)		(unaudited)	(audited)

Of which attributable to:
Parent company equity holders	50.1	(18.0)	49.4	30.2	11.5
Non-controlling interests	—	—	(0.1)	—	(1.5)

Results for the nine months ended 30 September 2009 and 2010

Overview of bwin’s results

bwin’s total revenue increased by 20.9 per cent. to €349.4 million in the first nine months of 2010 from €289.1 million in the first nine months of 2009 primarily as a result of growth in the sports betting and poker segments. Net revenue increased by 29.8 per cent. to €343.5 million in the first nine months of 2010 from €264.7 million in the first nine months of 2009. Net revenue is calculated as betting stakes less winnings paid out from all product areas together with the rake (commission) obtained from poker products less any reductions such as sales commissions and bonuses granted to players. In this presentation, as a result of the restatement of bwin’s financial statements, net revenue does not include gaming duties (recorded under cost of sales) and licence costs (recorded under third party content), but does include fees charged in relation to inactive customers and deposit fees.

—          Poker

bwin’s poker net revenue increased by 28.5 per cent. to €86.7 million in the first nine months of 2010 from €67.5 million in the first nine months of 2009 primarily as a result of the acquisition of Gioco Digitale and the promising market launch of the French poker network (only accessible for French customers) in July 2010. At the end of the third quarter in 2010, bwin’s poker network in Italy (only accessible for Italian customers) had a market share of just over 23 per cent. (excluding Microgame, a gaming solutions provider that generates a significant portion of its business via kiosks). The stabilisation at this level was attributable to the implementation of additional functionalities, improved user friendliness and a targeted marketing campaign since the migration to the new poker platform in February 2010. Results were also boosted by Betfair, the world’s biggest betting exchange, which joined the Ongame poker network, a wholly-owned subsidiary of bwin, in July 2010.

—          Sports betting

bwin’s sports betting net revenue increased by 42.1 per cent. to €177.4 million in the first nine months of 2010 from €124.9 million in the first nine months of 2009, largely as a result of an increase in pre-match sports betting and the FIFA World Cup. The positive development of conventional sports betting and live betting was sustained by bwin’s increased degree of automation in odds calculation resulting in an extended product portfolio. Additional possibilities for the customisation of betting services, such as the ‘Country Highlights’ and ‘My Favourites’ functions, also provided for a better customer experience.

The sports betting margin increased to 7.5 per cent. in the first nine months of 2010 compared to 7.0 per cent. in the first nine months of 2009.

—          Casino and Other Games

bwin’s casino and other games net revenue increased by 9.8 per cent. to €79.4 million in the first nine months of 2010 from €72.3 million in the first nine months of 2009 primarily as a result of the successful start of bingo in Italy as well as the expansion of the gaming portfolio and smooth integration of mini-games into the extended live betting portfolio.

—          Other revenue

bwin generated €5.8 million in other net revenue in the first nine months of 2010, down from €24.4 million in 2009. This decrease was largely as a result of the absence of revenues from the sale of marketing rights to the German Soccer League, which terminated in the second quarter of 2009.

Results for the years ended 31 December 2007, 2008 and 2009

Overview of bwin’s results

bwin’s total revenue increased by 4.5 per cent. to €414.0 million in 2009 from €396.2 million in 2008, primarily as a result of growth in its poker segment. bwin’s sports betting and casino and other games segments also contributed to growth. Net revenue increased by 10.0 per cent to €387.1 million in 2009 compared to €352.1 million in 2008.

bwin’s total revenue increased by 16.6 per cent. to €396.2 million in 2008 from €339.7 million in 2007 primarily due to the consistent expansion of bwin’s product portfolio, the successful use of marketing opportunities in connection with the UEFA European Football Championship, as well as to an effective player loyalty programme. bwin’s net revenue increased by 18.5 per cent. to €352.1 million in 2008 from €297.2 million in 2007.

—          Poker

bwin’s poker net revenue increased by 21.3 per cent. to €101.0 million in 2009 from €83.2 million in 2008. The change was attributable principally to the acquisition of Gioco Digitale and the healthy development of poker revenues in Italy, which became the first country in continental Europe to regulate online poker tournaments in the second half of 2009. In the fourth quarter of 2008, bwin was one of the first providers to introduce real-money operations with online poker tournaments, and the acquisition of Gioco Digitale in October 2009 made bwin one of Italy’s largest online poker providers and put bwin in a position to take advantage of the growing Italian online gaming market.

The various poker labels were successfully migrated to bwin Poker in the first quarter of 2009. The poker segment has therefore benefited from improved player liquidity and improved cost efficiency as well as bwin’s brand recognition. With over 50,000 real-money customers a day at peak times and guaranteed tournament prize money of over $15 million a month in 2009, bwin operates one of Europe’s largest poker networks through the Ongame Network.

bwin’s poker net revenue increased by 9.1 per cent. to €83.2 million in 2008 from €76.2 million in 2007, largely due to the successful launch of online poker tournaments in Italy and the continued growth of the overall online poker market.

—          Sports betting

bwin’s sports betting turnover increased by 4.3 per cent. to €3,052.0 million in 2009 from €2,927.4 million in 2008, when the UEFA European Football Championship was held. Live betting accounted for the majority of betting stakes, totalling approximately €2,279.4 million in 2009, or nearly 75 per cent. of the total, representing growth of approximately 7.1 per cent. (2008: €2,128.9 million, or 72.7 per cent., respectively) as a result of the growing popularity of live betting (mainly involving the placing of single bets) compared to classic pre-match sports betting (mainly involving the placing of combination bets).

Live betting is characterised by a more stable but lower margin, based on gross revenue relative to betting stakes. Therefore, bwin’s margin in 2009 remained relatively stable at 5.4 per cent. compared to 5.5 per cent. in 2008. Its pre-match margin decreased to 13.3 per cent. in 2009 from 14.8 per cent. in 2008. In total, the margin for sports betting was 7.4 per cent. in 2009 as compared to 8.0 per cent. in 2008.

bwin’s sports net betting revenue increased by 5.2 per cent. to €188.0 million in 2009 from €178.7 million in 2008 despite a lower sports betting margin due to favourable betting results for bwin players, especially in the second quarter of 2009.

bwin’s sports betting turnover increased by 31.4 per cent. to €2,927.4 million in 2008 from €2,227.2 million in 2007. In 2008, bwin’s sports betting net revenue increased by 24.5 per cent. to €178.7 million in 2008 from €143.6 million in 2007. This increase was primarily a result of the UEFA European Football Championship in the second quarter of 2008 and the expansion of the product range, particularly in the live betting segment.

—          Casino and Other Games

bwin’s casino and other games net revenue increased by 8.9 per cent. to €98.2 million in 2009 from €90.2 million in 2008. This growth was attributable to the integration of mini-games into the new live betting platform, as well as to a number of new product launches. The backgammon platform went online at the beginning of June and extended the platform to the Greek betoto brand at the end of July 2009, further contributing to the growth of the casino and other games segment. In the fourth quarter of 2009, bwin was the first provider in Italy to successfully launch a bingo platform on Gioco Digitale. bwin did not specifically promote its casino and other games segment in 2009 but rather focused on its core sports betting and poker segments.

bwin’s casino and other games net revenue increased by 16.6 per cent. to €90.2 million in 2008 from €77.3 million in 2007, primarily as a result of an extended product offering including a number of new casino games such as Blackjack 2 Against 1 and Hold’em Showdown.

—          Other revenue

bwin’s other revenue was €26.9 million in 2009, €44.1 million in 2008 and €42.5 million in 2007. The decline in other revenue in 2009 was largely attributable to the expiration of foreign marketing rights for the German Soccer League in the second quarter of 2009. Until the end of the 2008/2009 season, bwin had exclusive world-wide marketing rights to the first and second divisions of the German Soccer League outside Germany. In 2009, revenues from this agreement amounted to €14.6 million, a decrease from €29.3 million in 2008, and were reported for the last time in the second quarter of 2009 under other revenue.

Player base development

The table below sets forth bwin’s player base key performance indicators for the periods indicated:

bwin’s player base KPIs	Year ended 31 December

	2007	2008	2009

	(thousands) (unaudited)
Number of new active players (total)	804	1,059	1,102
Number of active players (total)	1,660	2,105	2,391
Number of active players (sports betting)	1,317	1,669	1,754
Number of active players (casino)	241	338	371
Number of active players (poker)	509	678	1,050
Number of active players (games)	201	291	412

bwin’s positive trend in 2009 and 2008 in terms of both active and new active players was supported by targeted activation and reactivation measures as well as a series of product improvements. bwin’s number of active players increased by 13.6 per cent. to 2.39 million in 2009 from 2.1 million in 2008, the year of the UEFA European Football Championship. Helped by the acquisition of Gioco Digitale, bwin’s poker segment business had the highest growth rate in 2009 at 54.9 per cent., despite the active migration of various poker labels to bwin Poker as well as migration to the new P5 poker platform.

bwin’s number of active players increased by 26.8 per cent. to 2.1 million in 2008 from 1.7 million in 2007. The number of new active real-money players increased by 31.7 per cent. to 1.1 million in 2008 from 0.8 million in 2007. The increase in both active and new active customers was primarily a result of the successful use of communication opportunities in connection with the UEFA European Football Championship 2008, sustained poker marketing campaigns such as free-bwin.com and PokerIsland, the b’inside player loyalty programme that was initiated in 2007 as well as bwin’s extended product range.

Expenses

—          Administrative expenses

bwin - Administrative expenses	Year ended 31 December			Nine months ended 30 September

	2007	2008	2009	2009	2010

	(€ million)

		(audited)		(unaudited)	(audited)

Transaction fees	(16.6)	(21.2)	(22.4)	(15.6)	(17.7)
Staff costs	(56.4)	(71.0)	(73.6)	(53.3)	(70.3)
Other overheads	(64.5)	(63.8)	(64.3)	(44.6)	(55.1)

Clean EBITDA administrative expenses	(137.4)	(156.0)	(160.3)	(113.6)	(143.1)
Depreciation and amortisation	(48.8)	(49.9)	(40.6)	(30.8)	(33.3)
Impairment losses	58.9	(10.7)	—	—	—
Reorganisation costs	—	—	(0.9)	—	(3.7)

Administrative expenses before share-based payments	(127.3)	(216.6)	(201.8)	(144.4)	(180.1)
Share-based payments	(19.4)	(17.2)	(9.3)	(6.9)	(5.0)

Administrative expenses	(146.7)	(233.7)	(211.1)	(151.3)	(185.1)

Clean EBITDA administrative expenses as a % of Total revenue	40.4%	39.4%	38.7%	39.3%	41.0%

bwin - Administrative expenses	Year ended 31 December			Nine months ended 30 September

	2007	2008	2009	2009	2010

	(€ million)

		(audited)		(unaudited)	(audited)

Administrative expenses before share-based payments as a % of Total revenue	37.5%	54.7%	48.7%	49.9%	51.5%
Administration expenses as a % of Total revenue	43.2%	59.0%	51.0%	52.3%	53.0%

In 2009 transaction fees (payment cost excluding charge backs) rose by 5.7 per cent. to €22.4 million from €21.2 million in 2008. The rise corresponds with an increase in total turnover by 5.1 per cent. over the same period. Compared to 2007, transaction fees rose by 27.7 per cent. in 2008 which is slightly below the rate of turnover growth in the amount of 30.4 per cent over the comparable period.

Staff costs rose 3.7 per cent. in 2009 to €73.6 million from €71.0 million in 2008. This was primarily due to an 11.4 per cent. increase in staff to 1,570 employees (including 44 freelance staff) as at 31 December 2009 from 1,409 employees (including 51 freelance staff) in 2008 which was largely a result of the acquisition of Gioco Digitale. Staff costs exclude non-cash expenses in connection with share-based payments (IFRS 2) in the amount of €8.0 million in 2009 (2008: €14.2 million) and reorganisation cost in the amount of €0.9 million (2008: nil) as well as staff costs for internally generated software in the amount of €14.3 million (2008: €9.2 million). In 2007, staff costs amounted to €56.4 million (1,144 employees including freelance staff), excluding €16.9 million IFRS 2 expenses to members of the Executive Board and employees and staff costs for internally generated software in the amount of €4.3 million.

Other overheads increased by 0.8 per cent. to €64.3 million in 2009 from €63.8 million in 2008, while other overheads decreased by 1.1 per cent. in 2008 compared to 2007.

Depreciation, impairments and reversals

Depreciation of fixed assets and intangible assets decreased by 18.7 per cent. to €40.6 million in 2009 from €49.9 million in 2008. This decrease was primarily the result of the scheduled termination of depreciation from the German Soccer League rights in the second half of 2009, which decreased to €9.7 million in 2009 from €19.3 million in 2008.

In 2008, depreciation of fixed assets and intangible assets increased by 2.3 per cent. to €49.9 million compared to 2007. Marketing rights to the German Soccer League resulted in amortisation of €19.3 million in 2008, which was unchanged from 2007.

The following table provides an overview of bwin’s net impairment losses for the periods indicated:

bwin’s net impairment charges	Year ended 31 December

	2007	2008	2009

	(€ millions) (audited)
Brand names	(1.6)	(6.1)	0.0
Operating and office equipment	(0.6)	0.0	0.0
Player bases	(4.1)	0.0	0.0
Goodwill	(2.8)	(7.2)	0.0

Subtotal	(9.1)	(13.3)	0.0
Reversal of impairments (arising from reductions of contingent purchase price liability)	68.1	2.6	0.0

Total	58.9	(10.7)	0.0

In the nine month period January to September 2009 and 2010, the impairment testing did not result in any impairment charges.

bwin’s impairment losses in 2007 and 2008 related largely to brand names and goodwill arising from bwin’s acquisition of the Ongame group in 2006. The impairments resulted primarily from bwin’s termination of its real-money activities in the United States subsequent to the passing of the UIGEA in October 2006.

In 2008, impairment testing resulted in impairment charges of €13.3 million, of which €7.2 million related to goodwill allocated to the ‘CGU poker/Europe, rest of the world resulting from the acquisition of the Ongame group’, €4.9 million related to the brand name allocated to this cash generating unit and €1.2 million related to the brand name allocated to the ‘CGU Casino/Europe, rest of the world resulting from the acquisition of the Ongame group’. This impairment charge was partially offset by a gain of €2.6 million related to the renegotiation of the Ongame group acquisition agreement in respect of the contingent purchase price liability payable in connection with the Ongame group acquisition.

In 2007, impairment testing resulted in a total net impairment charge of €9.1 million. Of the total charge, €6.0 million was in regard to bwin’s ‘Poker/Canada’ cash generating unit and €1.3 million was in regard to its ‘Casino/Canada’ cash generating unit, both of which were related to the acquisition of the Ongame group. In addition, an impairment loss of €1.6 million related to bwin’s acquisition of DoubleM Media GmbH. The impairment charges in 2007 were offset by a gain of €68.1 million related to the renegotiation of the Ongame group acquisition agreement in respect of the contingent purchase price liability payable in connection with acquisition.

—	Distribution costs

bwin - Distribution costs	Year ended 31 December			Nine months ended 30 September

	2007	2008	2009	2009	2010

	(€ millions)

		(audited)		(unaudited)	(audited)

Customer acquisition and retention	(89.0)	(109.7)	(84.1)	(61.0)	(76.7)
Affiliates	(9.5)	(13.9)	(14.9)	(11.0)	(14.9)
Other customer bonuses (not netted from revenue)	—	—	—	—	—
Customer bad debts	(4.7)	(3.1)	(3.0)	(2.5)	(1.4)
Third party content	(26.1)	(40.4)	(35.0)	(26.0)	(32.3)
Webhosting and technical services	(7.9)	(6.3)	(4.9)	(3.4)	(4.9)

Distribution expenses	(137.2)	(173.3)	(141.8)	(103.8)	(130.2)

Distribution expenses as a % of Total revenue	40.4%	43.7%	34.3%	35.9%	37.3%

Customer acquisition and retention in the financial year 2009 fell by 23.3 per cent. to €84.1 million in 2009 from €109.7 in 2008, which was primarily due to the absence of a major soccer event. The reduction in expenditure on classic advertising, especially for television advertising was also a major contributor. At the same time, the use of lower cost marketing channels, such as the internet, through search-engine optimization or the existing customer base through ‘member-get-member’ campaigns was increased. This reduced the proportion of customer acquisition and retention expenditure relative to net revenue from 31.1 per cent. in 2008 to 21.7 per cent. in 2009. In 2008, customer acquisition and retention expenditure increased from 2007, particularly in connection with UEFA EURO 2008 in the second quarter of 2008.

In 2009, affiliate expenses remained steady at 3.9 per cent. of net revenues compared to 2008 and increased slightly from 2007 when these expenses represented 3.2 per cent. of net revenues, highlighting the balance between the direct and affiliate channels.

The reduction in bad debts, that comprise chargebacks net of fraud recovery from 0.9 per cent. in 2008 to 0.8 per cent. in 2009 of net revenue, reflects the strict deposit policy of bwin. In 2007, bad debts represented 1.6 per cent. of net revenue.

In some instances, bwin drew on the services of external providers and consultants for the development of its sports betting, poker and payment platforms. In 2009, these third-party content expenses were reduced by 13.5 per cent. compared to 2008 which was attributable to a reduction of expenses in connection with the successful start-up of the new P5 poker platform in June 2009. Compared to 2007, third-party content expenses were up 54.8 per cent. in 2008 due to the extended product range.

Webhosting and technical services decreased by 22.2 per cent. in 2009 compared to 2008 mainly due to the expiry in 2009 of the marketing agreement for German Soccer League rights. In 2008, webhosting and technical services accounted for 1.8 per cent of net revenues compared to 2.7 per cent. in 2007

Operating result and loss/profit for the year

In 2009, bwin reported Clean EBITDA (earnings before interest, tax, depreciation, amortisation, reorganisation income and costs, non-cash adjustments to net revenue that are non-recurring in nature, non-cash charges relating to share based payments, and exchange gains and losses) of €99.1 million (2008: €61.5 million), representing an increase of 61.0 per cent. In 2007, Clean EBITDA was €60.5 million.

After reporting an operating loss (EBIT) of €17.9 million in 2008, bwin earned an operating profit of €48.9 million in 2009. Profit after tax was €46.1 million in 2009 compared to a post-tax loss of €12.8 million in 2008. bwin reported an operating profit of €51.8 million in 2007, mainly due to a net reversal of impairments in the amount of €58.9 million.

bwin recorded a profit after tax in 2009 of €46.1 million after incurring a loss after tax of €12.8 million in 2008 compared to a profit of €50.4 million in 2007.

Liquidity and cash flows

Liquidity

bwin’s cash generated from its operations had provided sufficient liquidity to enable bwin to meet its operational payment obligations. bwin’s cash and cash equivalents were €130.3 million, €153.1 million €106.4 million and €81.6 million as of 30 September 2010 and 31 December 2009, 2008 and 2007, respectively. As of 30 September 2010, bwin had no interest bearing loans or borrowings outstanding.

bwin’s major source of external financing for acquisitions has been the equity markets.

Cash flows

The following table provides an overview of bwin’s cash flows for the periods indicated:

	Year ended 31 December			Nine months ended 30 September

	2007	2008	2009	2009	2010

	(€ million)
		(audited)		(unaudited)	(audited)
Net cash flow from operating activities	90.6	76.6	103.9	64.6	33.0
Net cash flow used in investing activities	(41.4)	(52.4)	(65.8)	(39.5)	(49.5)
Net cash flow from (used in) financing activities	0.8	0.5	8.8	4.4	(6.4)

Net change in cash and cash equivalents	49.9	24.6	46.8	29.5	(22.9)
Cash and cash equivalents at beginning of period	31.7	81.6	106.4	106.4	153.1

Cash and cash equivalents at end of period	81.6	106.4	153.1	135.9	130.3

In the nine month period ending 30 September 2010, no significant non-cash transactions occurred. Net cash flow used in investing activities increased from €39.5 million in the first three quarters of 2009 to €49.5 million in the first three quarters of 2010 mainly due to the acquisition of Gioco Digitale and the start of the French joint venture Sajoo. Financing activities were impacted by the payment of a dividend for 2009 in the amount of €22.3 million and resulted in €6.4 million of net cash flow used in financing activities in the first three quarters of 2010 compared to €4.4 million of net cash flow received from financing activities in the first three quarters of 2009.

Net cash flow from operating activities increased to €103.9 million in 2009 from €76.6 million in 2008. Net cash flow used in investing activities increased to €65.8 million in 2009 from €52.4 million in 2008 and the increase related primarily to the purchase price paid for Gioco Digitale group, United Games and DSG Deutsche Sportwett Gesellschaft mbH, less cash and cash equivalents acquired in the amount of €16.9 million.

Cash flow from operating activities declined from €90.6 million in 2007 to €76.6 million in 2008. Cash flow used in investing activities increased from €41.4 million in 2007 to €52.4 million in 2008. These investing activities resulted mainly from the expansion of the server infrastructure and the acquisition of office equipment, and from the acquisition of rights to the German Soccer League.

Off-balance sheet arrangements

bwin has no special purpose entities that are not included in bwin’s financial statements. For more information about commitments, other obligations and contingent liabilities, see the note ‘Other information – 1. Financial instruments’ to bwin’s consolidated financial statements included in Part 11 ‘bwin Financial Information’.

Capitalisation and indebtedness

The following table shows the consolidated gross indebtedness of bwin and the consolidated capitalisation of bwin as at 30 September 2010:

As at 30 September 2010

(€ million)
(unaudited)

Total current debt
Unguaranteed/unsecured	0.3

Total non-current debt (excluding current portion of long-term debt)
Unguaranteed/unsecured	0.3

Total indebtedness	0.6

Capitalisation
Share capital	36.0
Legal reserve	280.0
Other reserves	(0.2)

Total capitalisation	277.4

bwin’s debt (being interest bearing loans and borrowings) on its balance sheet was €0.6 million, €0.8 million, €nil and €nil as of 30 September 2010 and 31 December 2009, 2008 and 2007, respectively. The debt as of 30 September 2010 and 31 December 2009 relates to a loan from the previous owner resulting from the acquisition of 100 per cent. of the shares of Deutsche Sportwett Gesellschaft mbH in 2009.

Capitalisation does not include retained earnings, the AFS reserve, cash flow hedge reserve and currency reserve (currency translation adjustment).

There has been no material change in bwin’s capitalisation since 30 September 2010 to the date of this document other than the exercise of 65.053 employee stock options in accordance with bwin’s Employee Stock Option Plan (ESOP).

The following table shows the consolidated net financial indebtedness of bwin as at 30 September 2010:

As at 30 September 2010

(€ million)
(unaudited)

Cash and cash equivalents	130.3
Marketable securities	30.9

Liquidity	161.2

Current debt	(0.3)

Current financial debt	(0.3)

As at 30 September 2010

(€ million)
(unaudited)

Net current financial indebtedness	160.9

Non-current debt	(0.3)

Non-current financial indebtedness	(0.3)

Net financial indebtedness	160.6

Geographical segment data

The geographical data below is based on the geographical location of relevant players.

The following table sets forth a break-down of bwin’s net revenues and net assets by geographical segment for the periods indicated on an adjusted basis to reflect the consolidation of bwin’s 50 per cent. silent partner interest in bwin e.K., which is treated as an an-equity investment on bwin’s consolidated financial statements:

	Net revenues			Segment non-current assets

	Year ended 31 December			Year ended 31 December

	2007	2008	2009	2007	2008	2009

	(€ million) (audited)
Germany	86.8	91.5	102.6	45.3	28.4	26.7
Greece	33.4	45.1	44.8	12.5	10.2	9.9
Italy	22.4	26.7	48.5	7.8	6.6	156.2
France	20.1	24.5	27.1	7.5	5.5	6.0
Spain	22.6	26.1	26.3	8.4	5.9	5.8
Other regions	111.9	138.2	137.9	41.8	31.1	30.4

Total	297.2	352.1	387.1	123.3	87.7	235.0

Dividends

bwin paid a dividend on 26 May 2010 in respect of the 2009 financial year. The total dividend paid was €22.3 million, or €0.62 per share of bwin Interactive Entertainment AG.

No dividend was paid in respect of bwin’s 2007 and 2008 financial years.

Treasury policies

For information about bwin’s treasury policies and objectives, see the Note ‘Other Information’ to bwin’s consolidated financial statements included in Part 11 ‘bwin Financial Information’.

Ongoing and planned investments and capital expenditures of the Combined Group

PartyGaming

As of 30 September 2010, PartyGaming’s investment and capital expenditure commitments totalled a maximum of €17 million, which included deferred payments to Cashcade and World Poker Tour and other capital commitments. PartyGaming expects to fund these investments and capital expenditures from cash flows from operations.

bwin

As of 30 September 2010, bwin’s investment and capital expenditure commitments for 2011 totalled a maximum of €23.5 million, which include deferred payments to GiocoDigitale in the amount of €5 million and other capital commitments. bwin expects to fund these investments and capital expenditures from cash flows from operations.

Financial effects of the Merger

On a pro forma basis and assuming that Completion of the Merger had occurred on 31 December 2009, the Combined Group would have had net assets of €1,276.7 million (based on the net assets of the PartyGaming group as at 31 December 2009 and the bwin group as at 31 December 2009 and after consolidation adjustments) as more fully described in Part 7 ‘Pro Forma Financial Information’.

On a pro forma basis and assuming that Completion of the Merger had occurred on 1 January 2009, the Combined Group would for the year ended 31 December 2009 have had profit before tax from continuing operations of €94.6 million (based on the profit before tax from continuing operations of €57.4 million for PartyGaming and €49.4 million for bwin for the year ended 31 December 2009, and the write-off of €12.2 million of transaction costs associated with the merger), as more fully described in Part 7 ‘Pro Forma Financial Information’.

Sources of synergy and merger benefits

The discussion below contains forward-looking statements that reflect the Directors’ current judgment regarding conditions that are expected to exist following Completion and the course of action the Combined Group may take in the future. Even though the Directors believe their expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. The assumptions below rely on management’s operational analysis and expectations for the operating performance of the Combined Group based on the historical operating performance of PartyGaming and bwin, the expectations described below and historical costs associated with PartyGaming’s and bwin’s operations. Factors beyond the control of the Combined Group might cause actual results to vary materially from the expectations set forth below. These factors are described in ‘Risk Factors’ and ‘Presentation of Information—Information regarding forward-looking statements’ in this document. The prospective synergy and merger benefits discussed below reflect the Directors’ current judgment and should not be relied upon as being necessarily indicative of future results, and the reader is cautioned not to place undue reliance on this prospective financial information.

This discussion regarding earnings enhancement is not a profit forecast and should not be interpreted to mean that the Combined Group’s future earnings per share will necessarily match or exceed the historical published earnings per share of PartyGaming or bwin.

Overview

The Directors have identified a number of potential cost savings and potential revenue enhancement opportunities from the Merger totalling €55 million per year. It is expected that approximately three quarters of these synergies will be achieved in the first full financial year following completion of the Merger, namely in 2012. The approximate estimated split between potential cost savings and revenue synergies is €42 million of cost savings and €13 million of revenue synergies per year.

A summary of the key sources of these potential synergies, both cost savings and revenue enhancement, of the Merger is set forth below.

Sources of potential cost savings

Platforms and infrastructure: both PartyGaming and bwin have developed and own market-leading proprietary gaming software and technology platforms, which are supported by large software development teams. By rationalising each product vertical onto a single platform, terminating contracts for the provision of duplicate third-party software and relocating a number of technology development roles to lower-cost locations, the Combined Group expects to achieve significant savings through lower employment costs and the redeployment of surplus technology and other assets.

Corporate, overheads and shared services: operational leverage in the area of customer services, coupled with the rationalisation of common head office functions and overheads, is expected to result in meaningful cost savings for the Combined Group, as less resources will be needed to cover the necessary tasks performed by the Combined Group.

Marketing and procurement: the scale of the Combined Group’s marketing spend in a number of territories is expected to result in several significant procurement benefits. In addition, by focusing marketing spend on the most popular brands by territory, the Combined Group expects to achieve marketing savings without any significant reduction in total revenue.

Payments: bwin’s payments infrastructure is connected directly to credit card acquirers, whilst PartyGaming currently uses three payment-service providers to connect to credit card acquirers. Merging the Combined Group onto bwin’s payments system is expected to result in significant savings as well as facilitating a reduction in pricing for a number of existing payment-processing contracts.

Rationalisation of duplicated software and associated services: as an alternative to abandoning surplus software and closing down the associated supporting infrastructure, opportunities may exist for the Combined Group to realise value for theses assets by packaging them and attracting a third-party investor for part or all of the associated equity.

Sources of potential revenue benefits

Improved margins in sports betting and casino: bwin has consistently delivered superior gross win margins in live betting compared to PartyGaming because of bwin’s better risk management tools and systems. Whilst moving PartyGaming’s customers to the bwin sports betting platform may reduce revenue through migration losses, the higher margin achieved on both live and pre-match betting should more than compensate for this reduction. Similarly, the average yield per customer on PartyGaming’s PartyCasino platform is significantly higher than on bwin’s casino platform. By switching bwin’s casino customers onto the PartyCasino platform, bwin’s casino yield is expected to increase.

Improved cross-sell rates between sports betting and poker: bringing together bwin’s market-leading sports betting platform with the Combined Group’s large poker network is expected to result in meaningful revenue synergies.

Network effect from combining poker liquidity: even allowing for an assumed 15 per cent. leakage from the combined poker base following the merger of bwin’s and PartyGaming’s poker platforms, the significant increase in overall customer liquidity and the ability to offer more games and tournaments is expected to deliver net positive synergy benefits.

Introduction of side games onto bwin poker: when PartyGaming introduced blackjack onto the PartyPoker platform in October 2005, there was a meaningful increase in total customer yield. Even assuming that the uplift of switching bwin’s casino customers onto the PartyCasino platform is a proportion of that achieved by PartyGaming, the impact could still be significant.

Liquidity and capital resources of the Combined Group

The Combined Group’s principal sources of liquidity are expected to be existing cash on hand and future cash generated from operations. As of 30 September 2010, PartyGaming had net cash and cash equivalents of €182.0 million and loans and borrowings of €40.5 million. As of 30 September 2010, bwin had net cash and cash equivalents of €161.2 million.

Working capital

The Company is of the opinion that the working capital available to PartyGaming is sufficient for its present requirements, that is for at least the 12 months following the date of this document.

PartyGaming’s pre-close trading update

— Revenue overall has been in-line with expectations with a strong performance in casino mitigated by a softer seasonal performance in poker and bingo.

— Clean EBITDA margins for 2010 expected to be in-line with previous guidance.

— Prospective regulation in new markets offers exciting medium to long-term revenue potential that may require additional investment.

Trading since the end of September 2010 has been solid overall with a particularly strong performance in casino that has enjoyed double-digit growth in average daily gross revenue versus the third quarter, driven by growth in both turnover and hold. Poker has also seen growth in average daily gross revenue over the third quarter, although the usual seasonal pickup has been less pronounced than in previous years due to the strengthening of the euro against the US dollar. In bingo, average gross daily revenue has grown versus the current trading data reported at the time of our third-quarter KPIs, but remains lower than the third quarter. This is due to the strengthening of the euro against sterling and seasonality, as UK-based bingo players typically reduce their spend in the run-up to Christmas. While sports betting has continued to deliver a solid performance in the period, the benefit of the World Cup during the third quarter as well as a favourable series of results for punters has meant that average daily gross revenue in sports is down versus the third quarter.

In respect of margins, PartyGaming expects that full year Clean EBITDA margins for 2010 will remain in-line with our previous guidance of between 27 per cent. and 28 per cent.

An increasing number of territories are now actively exploring the merits of a regulatory framework for online gaming. In Europe, PartyGaming is continuing to monitor closely Germany, Greece, Holland, Denmark and Spain as well as other countries. Whilst the shape and scope of any such regulations is not yet known, should some of these markets move to regulate, additional gaming taxes and investment may be required to ensure that PartyGaming’s long-term revenue potential is maximised.

There continues to be much movement in the US towards regulating online gaming both at the Federal and State level. Should the requisite legislation be enacted, PartyGaming is well advanced in discussions with licensed companies in the US that could create substantial value for PartyGaming Shareholders.

bwin

In the period between 30 September 2010 and 12 December 2010, bwin’s average gross revenues per day increased 5.7 per cent. to €1,420,000 compared to €1,340,000 in the third quarter of 2010.

No significant change of the Combined Group

PartyGaming Plc

Save for entering into the Merger Implementation Agreement (as described in more detail in paragraph 13.1.1 of Part 9 ‘Additional Information’) which commits PartyGaming Plc, subject to the Conditions, to implement the Merger, there has been no significant change in the financial or trading position of PartyGaming since 30 June 2010, the date to which the last unaudited interim consolidated accounts of PartyGaming were prepared.

bwin Interactive Entertainment AG

There has been no significant change in the financial or trading position of bwin since 30 September 2010, the date to which the last audited consolidated accounts of bwin were prepared.

Dividends and dividend policy of bwin.party

bwin.party digital entertainment plc’s dividend policy has not yet been determined and will be decided by the Board after Completion, taking into account the balance between investor expectations and the capital demands required to promote the Combined Group’s organic growth strategy and engage in future acquisition opportunities.

PART 7

PRO FORMA FINANCIAL INFORMATION

Overview

Part 1 of Section A of this Part 7 is an unaudited pro forma statement of comprehensive income for the year ended 31 December 2009, that has been prepared to illustrate the effect of the Merger on the consolidated statement of comprehensive income of the Company, as if the Merger had occurred on 1 January 2009.

Part 2 of Section A of this Part 7 is an unaudited pro forma reconciliation to Clean EBITDA from continuing operations for the year ended 31 December 2009, that has been prepared to illustrate the effect of the Merger on the consolidated Clean EBITDA from continuing operations of the Company, as if the Merger had occurred on 1 January 2009.

Part 3 of Section A of this Part 7 is an unaudited pro forma statement of net assets as at 31 December 2009 that has been prepared to illustrate the effect of the Merger on the consolidated net assets of the Company, as if the Merger had occurred on 31 December 2009.

Section B of this Part 7 sets out the opinion from the Reporting Accountants on the unaudited pro forma financial information contained in section A.

Section A

1.	Unaudited pro forma statement of comprehensive income of the Combined Group

The unaudited pro forma statement of comprehensive income set out below has been prepared to illustrate the effect on the consolidated statement of comprehensive income of the Company of the Merger as if it had occurred on 1 January 2009. This unaudited pro forma statement has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and, therefore, does not reflect the Combined Group’s actual financial position or results.

This unaudited pro forma statement of comprehensive income has been prepared on the basis set out in the accompanying notes below.

Unaudited pro forma statement of comprehensive income for the year ended 31 December 2009

		Pro forma adjustments

	Comprehensive income of PartyGaming for the year ended 31 December 2009 (Note i)	Comprehensive income of bwin for the year ended 31 December 2009 (Note ii)	Transaction costs (Note iii)	Pro forma comprehensive income of the Combined Group for the year ended 31 December 2009

	(€ millions) (unaudited)
Continuing operations
Net revenue	309.1	387.1	—	696.2
Other revenue	1.0	26.9	—	27.9

Total revenue	310.1	414.0	—	724.1
Cost of sales	(5.4)	(12.8)	—	(18.2)

Gross profit	304.7	401.2	—	705.9
Net operating expenses	(248.3)	(352.3)	(12.2)	(612.8)

Profit from operating activities	56.4	48.9	(12.2)	93.1
Finance income	1.2	1.5	—	2.7
Finance expense	(0.2)	(0.1)	—	(0.3)
Result from at-equity accounted investments	—	(0.9)	—	(0.9)

Profit (loss) before tax	57.4	49.4	(12.2)	94.6
Tax	(4.1)	(3.3)	—	(7.4)

Profit (loss) after tax from Continuing operations	53.3	46.1	(12.2)	87.2
Loss after tax from Discontinued operations	(71.8)	—	—	(71.8)

Profit (loss) for the year	(18.5)	46.1	(12.2)	15.4

Of which attributable to:
Parent company equity holders	(18.5)	46.2	(12.2)	15.5
Non-controlling interests	—	(0.1)	—	(0.1)
Other comprehensive income (expense) net of tax:
Exchange differences on translation of foreign operations	(1.2)	0.9	—	(0.3)
Changes in the fair value of available-for-sale securities	—	1.6	—	1.6
Changes in the fair value of cash flow hedges	—	0.7	—	0.7

Total comprehensive income (expense) for the year	(19.7)	49.3	(12.2)	17.4

Of which attributable to:
Parent company equity holders	(19.7)	49.4	(12.2)	17.5
Non-controlling interests	—	(0.1)	—	(0.1)

Notes to the unaudited pro forma statement of comprehensive income

The unaudited pro forma statement of comprehensive income for the year ended 31 December 2009 is based on the following:

(i)

The consolidated comprehensive income of PartyGaming for the year ended 31 December 2009 has been extracted, without material adjustment, from the consolidated historical financial information of PartyGaming in Section B of Part 10 ‘PartyGaming Financial Information’.

(ii)

The consolidated comprehensive income of bwin for the year ended 31 December 2009 has been extracted, without material adjustment, from the consolidated historical financial information of bwin in Section B of Part 11 ‘bwin Financial Information’.

(iii)

Transaction costs of €12.2 million comprise PartyGaming’s share of the €25.0 million legal fees, advisors’ fees and other expenses, discussed further in paragraph 22.1 of Part 9 ‘Additional Information’.

(iv)

No account has been taken of the effects of any synergies, and of the costs for measures taken to achieve those synergies, that may have arisen had the Merger occurred on 1 January 2009 and that may subsequently have affected the comprehensive income of the Combined Group in the year ended 31 December 2009.

(v)

No account has been taken of the effect on the pro forma statement of comprehensive income for the year ended 31 December 2009 of the amortisation of fair value adjustments and intangible assets that may have been recognised following the Merger had the Merger occurred on 1 January 2009 or of any other fair value adjustments which may arise on the Merger.

(vi)	No account has been taken of any trading or transactions of PartyGaming and bwin since 31 December 2009.

2.	Unaudited pro forma reconciliation to Clean EBITDA – continuing operations of the Combined Group

The unaudited pro forma reconciliation to Clean EBITDA from continuing operations set out below has been prepared to illustrate the effect on the consolidated Clean EBITDA from continuing operations of the Company of the Merger as if it had occurred on 1 January 2009. This unaudited pro forma reconciliation has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and, therefore, does not reflect the Combined Group’s actual financial position or results.

This unaudited pro forma reconciliation has been prepared on the basis set out in the accompanying notes below.

	Pro forma adjustments
	Reconciliation to Clean EBITDA – Continuing operations of PartyGaming for the year ended 31 December 2009 (Note ii)	Reconciliation to Clean EBITDA – Continuing operations of bwin for the year ended 31 December 2009 (Note iii)	Transaction costs (Note iv)	Pro forma reconciliation to Clean EBITDA – Continuing operations of the Combined Group for the year ended 31 December 2009

	(€ millions) (unaudited)
Profit (loss) from operating activities	56.4	48.9	(12.2)	93.1
Depreciation and amortisation	29.5	40.6	—	70.1
Reorganisation costs	1.3	0.9	—	2.2
Impairment losses – assets held for resale	0.4	—	—	0.4
Non-cash charges relating to share based payments	6.2	9.3	—	15.5
Transaction costs related to the Merger	—	—	12.2	12.2
Exchange losses (gains)	0.8	(0.6)	—	0.2

Clean EBITDA – continuing operations	94.6	99.1	—	193.7

Notes to the unaudited pro forma reconciliation to Clean EBITDA – Continuing operations

The unaudited pro forma reconciliation to Clean EBITDA – Continuing operations for the year ended 31 December 2009 is based on the following:

(i)

Clean EBITDA – continuing operations represents earnings from continuing operations before interest, tax, depreciation, amortisation, the provision for costs associated with PartyGaming’s non prosecution agreement (‘NPA’) dated 6 April 2009 with the US Attorney’s Office for the Southern District of New York (‘USAO’), reorganisation income and costs, non-cash adjustments to net revenue that are non recurring in nature, non-cash charges relating to share based payments, transaction costs related to the Merger and exchange gains and losses.

(ii)

The consolidated profit from operating activities from continuing operations of PartyGaming for the year ended 31 December 2009 has been extracted, without material adjustment, from the consolidated historical financial information of PartyGaming in Section B of Part 10 ‘PartyGaming Financial Information’.

(iii)

The consolidated profit from operating activities from continuing operations of bwin for the year ended 31 December 2009 has been extracted, without material adjustment, from the consolidated historical financial information of bwin in Section B of Part 11 ‘bwin Financial Information’.

(iv)

Transaction costs of €12.2 million comprise PartyGaming’s share of the €25.0 million legal fees, advisors’ fees and other expenses. Transaction costs are discussed further in paragraph 22.1 of Part 9 ‘Additional Information’.

(v)

No account has been taken of the effects of any synergies, and of the costs for measures taken to achieve those synergies, that may have arisen had the Merger occurred on 1 January 2009 and that may subsequently have affected the comprehensive income of the Combined Group in the year ended 31 December 2009.

(vi)

No account has been taken of the effect on the pro forma statement of comprehensive income for the year ended 31 December 2009 of the amortisation of fair value adjustments and intangible assets that may have been recognised following the Merger had the Merger occurred on 1 January 2009 or of any other fair value adjustments which may arise on the Merger.

(vii)	No account has been taken of any trading or transactions of PartyGaming and bwin since 31 December 2009.

3.	Unaudited pro forma statement of net assets of the Combined Group

The unaudited pro forma statement of net assets set out below has been prepared to illustrate the effect on the consolidated net assets of the Company of the Merger as if it had occurred on 31 December 2009. This unaudited pro forma statement has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and, therefore, does not reflect the Combined Group’s actual financial position or results.

This unaudited pro forma statement has been prepared on the basis set out in the accompanying notes below.

Unaudited pro forma statement of net assets as at 31 December 2009

		Pro forma adjustments

	Net assets of PartyGaming as at 31 December 2009 (Note i)	Net assets of bwin as at 31 December 2009 (Note ii)	Consolidation adjustments for the acquisition of bwin (Note iii)	Pro forma net assets of the Combined Group as at 31 December 2009

	(€ million) (unaudited)
Non current assets
Intangible assets	232.9	204.3	851.4	1,288.6
Property, plant and equipment	8.5	25.3	—	33.8
Financial assets	—	0.2	—	0.2
At-equity accounted investments	—	6.2	—	6.2
Deferred tax asset	—	0.2	—	0.2

	241.4	236.2	851.4	1,329.0
Current assets
Inventories	—	0.4		0.4
Assets held for sale	4.0	—	—	4.0
Trade and other receivables	35.0	71.9	—	106.9
Short term investments	8.1	31.7	—	39.8

Cash and cash equivalents	145.1	153.1	(25.0)	273.2

	192.2	257.1	(25.0)	424.3

Total assets	433.6	493.3	826.4	1,753.3

Current liabilities
Trade and other payables	(57.8)	(97.1)	—	(154.9)
Income taxes payable	(4.8)	(4.3)	—	(9.1)
Client liabilities and progressive prize pools	(87.2)	(88.0)	—	(175.2)

	(149.8)	(189.4)	—	(339.2)
Non current liabilities
Trade and other payables	(54.8)	(5.5)	—	(60.3)
Employee benefit obligations	—	(0.7)	—	(0.7)
Loans and borrowings	(38.7)	—	—	(38.7)
Deferred tax	(10.9)	(26.8)	—	(37.7)

	(104.4)	(33.0)	—	(137.4)

Total liabilities	(254.2)	(222.4)	—	(476.6)

Total net assets	179.4	270.9	826.4	1,276.7

Notes to the unaudited pro forma statement of net assets

The unaudited pro forma statement of net assets as at 31 December 2009 is based on the following:

(i)

The consolidated net assets of PartyGaming as at 31 December 2009 have been extracted, without material adjustment, from the consolidated historical financial information of PartyGaming in Section B of Part 10 of this document.

(ii)

The consolidated net assets of bwin as at 31 December 2009 have been extracted, without material adjustment, from the consolidated historical financial information of bwin in Section B of Part 11 of this document.

(iii)

Consolidation adjustments reflect the Merger of bwin under the acquisition method of accounting. An adjustment has been made in order to reflect the incremental goodwill and other intangible assets of €851.4 million arising in the balance sheet of the

Combined Group on the acquisition of bwin, together with transaction costs of €25 million.

The adjustment to goodwill and other intangible assets represents the excess of the total Consideration for the Merger over bwin’s adjusted net assets. The pro forma adjustment has been calculated on the basis of the total consideration of €1,122.3 million (as at 17 December 2010, the last practicable date before publication of this document) after deducting the consolidated net assets of bwin of €270.9 million as at 31 December 2009.

(iv)	No account has been taken of fair value adjustments which may arise on the Merger of bwin.

(v)	No adjustments have been made to reflect any cash that would be paid to bwin shareholders who vote against the Merger at the bwin EGM and request cash compensation.

(vi)	No account has been taken of any trading or transactions of PartyGaming and bwin since 31 December 2009.

Section B

Accountant’s Letter on the Unaudited Pro Forma Financial Information

The Directors and Proposed Directors
PartyGaming Plc
711 Europort
Gibraltar

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London
EC2N 2DB

23 December 2010

Dear Sirs

PartyGaming Plc (the ‘Company’)

Pro forma financial information

We report on the unaudited pro forma statement of net assets, the unaudited pro forma reconciliation to Clean EBITDA from continuing operations and the unaudited pro forma statement of comprehensive income (the ‘Pro Forma Financial Information’) set out in Section A of Part 7 of the prospectus dated 23 December 2010 (the ‘Prospectus’) which has been prepared on the basis described, for illustrative purposes only, to provide information about how the merger of bwin into the Company might have affected the financial information presented on the basis of accounting policies to be adopted by the Company in preparing the financial statements for the year ending 31 December 2010.

This report is required by item 20.2 of Annex I of the Commission Regulation (EC) No. 809/2004 (the ‘PD Regulation’) and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the ‘Directors’) to prepare the Pro Forma Financial Information in accordance with item 20.2 of Annex I of the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation, as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by the law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of annex I of the PD Regulation consenting to its inclusion in the Prospectus.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the Directors.

We planned and performed our work so as to obtain the information and explanations which we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions outside the United Kingdom and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a)	the Pro Forma Financial Information has been properly compiled on the basis stated; and

(b)	such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of annex I of the PD Regulation.

Yours faithfully

BDO LLP
Chartered Accountants

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127)

PART 8

DEPOSITARY INTERESTS

1.	Overview

The Company has entered into depositary arrangements to enable investors to settle and pay for interests in the Existing PartyGaming Shares through the CREST system. CREST is a paperless settlement system allowing securities to be transferred from one person’s CREST account to another without the need to use share certificates or written instruments of transfer. Securities issued by non-UK companies, such as PartyGaming Plc, cannot be held or transferred in the CREST system. However, dematerialised depositary interests constituted under English law and representing such securities can be so held and transferred. Under the arrangements put in place by the Company, the Existing PartyGaming Shares, which if PartyGaming Plc were a UK company, would be held and transferred in the CREST system, are held by a depositary on trust for such investors. The depositary, Capita IRG Trustees Limited (the ‘Depositary’), has issued dematerialised depositary interests which are held and transferred in the CREST system and represent the underlying Existing PartyGaming Shares.

These Depositary Interests are created pursuant to and issued on the terms of the deed poll currently in place in favour of the holders for the time being of the Depositary Interests (the ‘Deed Poll’). Under the Deed Poll, the Depositary may require any holder of Depositary Interests to disclose information as to the capacity in which it owns Depositary Interests and the nature of its interests. In addition, the Disclosure and Transparency Rules apply to holders of Depositary Interests in the same manner as if they held legal title to the Existing PartyGaming Shares represented by their Depositary Interests.

Each Depositary Interest is treated as one Existing PartyGaming Share for the purposes of determining the rights attaching to that Depositary Interest, for example, eligibility for any dividends. The Depositary Interests have the same security code (ISIN) as the underlying Existing PartyGaming Shares and do not require a separate listing on the Official List.

If a holder of a Depositary Interest wishes itself to hold legal title to the Existing PartyGaming Shares represented by its Depositary Interests, it may request that the relevant Depositary Interests be removed from CREST and a share certificate be issued to it.

The above arrangements will also be made available in relation to the New Shares. The New Shares will be issued in certificated form to the Depositary or the Depositary’s nominated custodian (the ‘Custodian’), which will hold the New Shares on trust for relevant Existing bwin Shareholders. The Depositary will then issue Depositary Interests in respect of the New Shares to relevant Existing bwin Shareholders. These Depositary Interests will be able to be held and transferred in CREST with effect from Admission.

Although the Company’s register of members will show the Depositary or the Custodian (as applicable) as the legal holder of the New Shares, the beneficial interest in the New Shares will remain with the holders of the Depositary Interests, who will have the benefit of all the rights attaching to the New Shares as if they were named on the Company’s register of members.

Application will be made for the Depositary Interests in respect of the New Shares to be admitted to CREST with effect from Admission.

Prospective holders of Depositary Interests should note that they will have no rights in respect of the underlying bwin.party Shares or the Depositary Interests representing them against Euroclear or its subsidiaries.

2.       Terms of Deed Poll

Prospective holders of bwin.party Shares are referred to the Deed Poll available for inspection at the offices of Freshfields Bruckhaus Deringer LLP. In summary the Deed Poll contains, inter alia, provisions to the following effect, which are binding upon Depositary Interest holders:

Holders of Depositary Interests warrant, inter alia, that bwin.party Shares transferred to the Depositary or the Custodian (on behalf of the Depositary) are free and clear of all liens, charges, encumbrances or third party interests and that such transfers or issues are not in contravention of the Company’s constitutional documents or any contractual obligation, law or regulation. Capita IRG Trustees will pass on to holders of Depositary Interests any stock or cash benefits received by it as holder of bwin.party Shares on trust for such Depositary Interest holder. Depositary Interest holders will also be able to receive notices of meetings of holders of bwin.party Shares and other notices issued by the Company to its shareholders.

The Depositary and any Custodian must pass on to Depositary Interest holders and, so far as they are reasonably able, exercise on behalf of Depositary Interest holders all rights and entitlements received or to which they are entitled in respect of the underlying bwin.party Shares which are capable of being passed on or exercised. Rights and entitlements to cash distributions, to information, to make choices and elections and to call for, attend and vote at meetings shall, subject to the Deed Poll, be passed on in the form in which they are received together with amendments and additional documentation necessary to effect such passing-on, or, as the case may be, exercised in accordance with the Deed Poll.

The Depositary will be entitled to cancel Depositary Interests and withdraw the underlying bwin.party Shares in certain circumstances including where a Depositary Interest holder has failed to perform any obligation under the Deed Poll or any other agreement or instrument with respect to the Depositary Interests.

The Deed Poll contains provisions excluding and limiting the Depositary’s liability. For example, the Depositary shall not be liable to any Depositary Interest holder or any other person for liabilities in connection with the performance or non-performance of obligations under the Deed Poll or otherwise except as may result from its negligence or wilful default or fraud or that of any person for whom it is vicariously liable, provided that the Depositary shall not be liable for the negligence, wilful default or fraud of any Custodian or agent which is not a member of its group unless it has failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or agent. Furthermore, except in the case of personal injury or death, the Depositary’s liability to a holder of Depositary Interests will be limited to the lesser of:

(a)	the value of the bwin.party Shares and other deposited property properly attributable to the Depositary Interests to which the liability relates; and

(b)

that proportion of £10 million which corresponds to the portion which the amount the Depositary would otherwise be liable to pay to the Depositary Interest holder bears to the aggregate of the amounts the Depositary would otherwise be liable to pay to all such holders in respect of the same act, omission or event which gave rise to such liability or, if there are no such amounts, £10 million.

The Depositary is entitled to charge holders fees and expenses for the provision of its services under the Deed Poll.

Each holder of Depositary Interests is liable to indemnify the Depositary and any Custodian (and their agents, officers and employees) against all liabilities arising from or incurred in connection with, or arising from any act related to, the Deed Poll so far as they relate to the property held for the account of Depositary Interests held by that holder, other than those resulting from the wilful default, negligence or fraud of the Depositary, or the Custodian or any agent, if such Custodian or agent is a member of the Depositary’s group, or, if not being a member of the same group, the Depositary shall have failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or agent.

The Depositary may terminate the Deed Poll by giving not less than 30 days’ prior notice. During such notice period holders may cancel their Depositary Interests and withdraw their deposited property and, if any Depositary Interests remain outstanding after termination, the Depositary must, among other things, deliver the deposited property in respect of the Depositary Interests to the relevant Depositary Interest holders or, at its discretion sell all or part of such deposited property. It shall, as soon as reasonably practicable, deliver the net proceeds of any such sale, after deducting any sums due to the Depositary, together with any other cash held by it under the Deed Poll pro rata to holders of Depositary Interests in respect of their Depositary Interests.

The Depositary or the Custodian may require from any holder, or former or prospective holder, information as to the capacity in which Depositary Interests are owned or held and the identity of any other person with any interest of any kind in such Depositary Interests or the underlying bwin.party Shares and holders are bound to provide such information requested. Furthermore, to the extent that, inter alia, the Company’s constitutional documents require disclosure to the Company of, or limitations in relation to, beneficial or other ownership of, or interests of any kind whatsoever, in the bwin.party Shares, the holders of Depositary Interests are to comply with such provisions and with the Company’s instructions with respect thereto.

It should also be noted that it may be more difficult for holders of Depositary Interests to exercise all of the rights and entitlements available to holders of bwin.party Shares in the Company. In relation to voting, it will be important for holders of Depositary Interests to give prompt instructions to the Depositary or its nominated Custodian, in accordance with any voting arrangements made available to them, to vote the underlying bwin.party Shares on their behalf or, to the extent possible, to take advantage of any arrangements enabling holders of Depositary Interests to vote such bwin.party Shares as a proxy of the Depositary or its nominated Custodian.

A copy of the Deed Poll can be obtained on request in writing to the Depositary or the Company, marked for the attention of the Company Secretary of PartyGaming Plc, or following Completion, of bwin.party.

3.       Depositary Agreement

Under the terms of the depositary agreement (the ‘Depositary Agreement’) dated 14 June 2005 between the Company and the Depositary under which the Company appoints the Depositary to constitute and issue from time to time upon the terms of the Deed Poll summarised above, the series of Depositary Interests representing securities issued by the Company and to provide certain other services in connection with such Depositary Interests, including Custody Services, as summarised below.

The Depositary agrees that it will comply, and will procure that certain other persons comply, with the terms of the Deed Poll and that it and they will perform their obligations in good faith and with all reasonable skill, diligence and care. The Depositary assumes certain specific obligations including, for example, to arrange for the Depositary Interests to be admitted to CREST as participating securities and to provide copies of and access to, the register of Depositary Interests. The Depositary warrants that it is and, to the extent necessary, any custodian, agent or other parties appointed by it pursuant to the Deed Poll shall be an authorised person under the Financial Services and Markets Act 2000 and is duly authorised to carry out custodial and other activities under the Deed Poll. It also undertakes to maintain that status and authorisation. It will either itself or through its appointed Custodian hold the deposited property on trust (which includes, inter alia, the securities represented by the Depositary Interests) for the benefit of the holders of the Depositary Interests as tenants in common, subject to the terms of the Deed Poll. The Company agrees to provide such assistance, information and documentation to the Depositary as is reasonably required by the Depositary for the purposes of performing its duties, responsibilities and obligations under the Deed Poll and the Depositary Agreement. In particular, the Company is to supply the Depositary with all documents it sends to its Shareholders so that the Depositary can distribute the same to all holders of Depositary Interests. The agreement sets out the procedures to be followed where the Company is to pay or make a dividend or other distribution and in respect of voting at general or other meetings.

The Depositary is to indemnify the Company against claims made against it by any holder of Depositary Interests or any person having any direct or indirect interest in any such Depositary Interests or the underlying securities which arises out of any breach or alleged breach of the terms of the Deed Poll or the terms of the Depositary Agreement or any trust declared or arising thereunder. The agreement is to remain in force for as long as the Deed Poll remains in force. Both the Company and the Depositary may terminate the agreement on 30 days’ notice in the event of material breach by the other party and otherwise on 90 days’ notice. The Depositary agrees that it will not without the prior written consent of the Company terminate or take any steps to terminate the Deed Poll other than in accordance with the provisions of the Depositary Agreement. The Depositary is to ensure that any custodian and any person who maintains the register of Depositary Interests is a member of its group and may not subcontract or delegate its obligations under the Deed Poll without the Company’s consent.

The Company is to pay certain fees and charges including, inter alia, an annual fee, a fee based on the number of Depositary Interests per year and certain CREST related fees. The Depositary is also entitled to recover reasonable out of pocket fees and expenses.

4.	UK Stamp Duty and Stamp Duty Reserve Tax

No liability to UK stamp duty or stamp duty reserve tax will arise in respect of the issue of Depositary Interests.

No UK stamp duty reserve tax should be payable on an agreement to transfer Depositary Interests within CREST, provided that (i) no register of shares is kept in the UK by or on behalf of the Company and (ii) the central management and control of the Company is not exercised in the UK. It is not intended that any such register will be kept in the UK nor that central management and control of the Company will be exercised in the UK. It is not expected that an instrument subject to UK stamp duty would be created in respect of such a transfer.

PART 9

ADDITIONAL INFORMATION

1.	Persons responsible

The Directors, whose names are set out in Part 3 ‘Directors and Corporate Governance’, and PartyGaming Plc accept responsibility for the information contained in this document. To the best of the knowledge of the Directors and PartyGaming Plc (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect the import of such information.

2.	Incorporation and registered office

2.1 PartyGaming Plc

The Company was incorporated in Gibraltar on 28 April 2004, under the name Olema Ventures Limited, as a private company limited by shares with registered number 91225. The Company’s name was changed to PartyGaming Plc and it was re registered as a public limited company by a special resolution on 9 February 2005 and confirmed by the re-registration certificate under the Gibraltar Companies Act on 11 February 2005. The principal legislation under which the Company operates is the Gibraltar Companies Act.

PartyGaming Plc’s registered office and head office are at 711 Europort, Gibraltar.

2.2 The Company

PartyGaming Plc will be re-named bwin.party digital entertainment plc, conditional upon and with effect from Completion. The Company will remain registered, and retain its head office, in Gibraltar. The principal legislation under which the Company will operate will be the Gibraltar Companies Act.

The Company’s registered office and head office will be at 711 Europort, Gibraltar.

3.	Share capital

3.1 Share capital summary

Immediately prior to the publication of this document, the issued share capital of the Company was £61,959.26, comprising 413,061,701 ordinary shares of 0.015 pence each (all of which were fully paid or credited as fully paid). The anticipated issued share capital of the Company immediately following Completion, assuming full take up of the New Shares by Existing bwin Shareholders is expected to be £127,840.66, comprising 852,271,026 bwin.party Shares of 0.015 pence each, (all of which will be fully paid or credited as fully paid).

Save as disclosed above and in paragraphs 10 and 11 below:

(a)

no share or loan capital of the Company has, within three years of the date of this document, been issued or agreed to be issued, or is now proposed to be issued (other than in connection with the Merger), fully or partly paid, either for cash or for a consideration other than cash, to any person;

(b)	no commissions, discounts, brokerages or other special terms have been granted by the Company in connection with the issue or sale of any share or loan capital of any such company; and

(c)	no share or loan capital of the Company is under option or agreed conditionally or unconditionally to be put under option.

3.2 Share capital history

The following table shows the changes in the issued share capital of PartyGaming Plc which, have occurred between 31 December 2007 and 17 December 2010 (the latest practicable date prior to printing of this document).

	Issued share capital

Existing PartyGaming Shares	Number of Existing PartyGaming Shares	Nominal value

		(£)
At 31 December 2007	4,115,193,842	61,727.91
Shares issued on 9 May 2008	8	0.00
10-for-1 share consolidation effected on 19 May 2008	(3,703,674,465)	0.00

At 31 December 2008	411,519,385	61,727.91
Shares issued from 1 January 2009 to 31 December 2009(1)	832,706	124.90

At 31 December 2009	412,352,091	61,852.81
Shares issued from 1 January 2010 to 17 December 2010 (1)	709,610	106.45

At 17 December 2010 2010	413,061,701	61,959.26

(1)	All shares issued to satisfy the exercise of options granted under the All-Employee Option Plan.

3.3 Shareholder resolutions proposed at the PartyGaming EGM

The following resolutions relating, inter alia, to the Company’s share capital are set out in the Circular and it is proposed that each of these resolutions will be voted on by the Existing PartyGaming Shareholders by way of a poll at the PartyGaming EGM on 28 January 2011 for the purpose of facilitating the Merger:

(a)	as an ordinary resolution requiring a simple majority of votes in favour, that:

(i)	the Merger be approved and the Directors be authorised to implement the Merger, conditional on the approval of the resolutions described in paragraphs (b), (c) and (e) below;

(ii)

subject to the Merger becoming effective, that the authorised share capital of the Company be increased from 700,000,000 ordinary shares to 1,500,000,000 ordinary shares (and so from £105,000 to £225,000) by the creation of 800,000,000 new ordinary shares of nominal value of 0.015p each in the capital of the Company;

(iii)

subject to the Merger becoming effective, that the Directors be authorised for the purposes of section 66 of the Gibraltar Companies Act (as amended) to allot New Shares in connection with the Merger up to an aggregate nominal amount of £67,500 (representing, in aggregate, 450,000,000 New Shares). This authority will expire at the conclusion of the annual general meeting to be held in 2011 and is in addition to any previously existing authorities to allot shares in the capital of the Company. Following Completion, the New Shares will represent approximately 51.69 per cent. of the issued share capital of the Company (based on the undiluted issued share capital immediately prior to the publication of this document and assuming no Existing bwin Shareholders request cash compensation in accordance with relevant Austrian legislation); and

(iv)

that PartyGaming Plc expressly accepts that in accordance with sections 11 and 12 of the Austrian EU Mergers Act (EU-Verschmelzungsgesetz), the Existing bwin Shareholders will have recourse to review proceedings against bwin.party before the Vienna Commercial Court (Handelsgericht Wien) relating to the Exchange Ratio and the Cash Compensation. This part of the resolution will prevent the Existing bwin Shareholders from challenging the validity of the bwin Resolution approving the Merger on the grounds of the exchange ratio or cash compensation not being adequate.

(b)

as an ordinary resolution requiring a simple majority of the votes of the Existing PartyGaming Shareholders other than the Principal PartyGaming Shareholders, that the Regulatory Process Agreement be approved as a related party transaction of PartyGaming Plc. For a summary of the terms of the Regulatory Process Agreement, see paragraph 13.1.2 of this Part 9;

(c)

as an ordinary resolution requiring a simple majority of the votes of the Existing PartyGaming Shareholders other than the Principal PartyGaming Shareholders, that the PartyGaming Relationship Agreement be approved as a related party transaction of PartyGaming Plc. For a summary of the terms of the PartyGaming Relationship Agreement, see paragraph 13.1.4 of this Part 9;

(d)	as ordinary resolutions requiring a simple majority of votes in favour, that each of the Bonus Banking Plan, the Bonus and Share Plan, the Global Share Plan and the Value Creation Plan be approved;

(e)

as a special resolution requiring a 75 per cent. majority of the votes cast to be in favour, that the New Articles be adopted conditional upon and with effect from the Merger becoming effective. For a summary of the terms of the New Articles, see paragraphs 4 and 5 of this Part 9; and

(f)

as a special resolution requiring a 75 per cent. majority of the votes cast to be in favour and, conditional upon and with effect from the Merger becoming effective, that the name of the Company be changed from PartyGaming Plc to bwin.party digital entertainment plc.

The Company remains subject to the continuing obligations of the Listing Rules with regard to the issue of securities for cash and the provisions of the Company’s Articles of Association which confer on Existing PartyGaming Shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash apply to the balance of the authorised but unissued share capital of the Company which is not issued pursuant to the authority at paragraph (ii) above.

4.	Memorandum and Articles of Association

The memorandum of association of the Company provides that its objects include to act, deal and trade in matters relating to e-commerce. The objects of the Company are set out in full in clause 3 of its memorandum of association, which is available for inspection as described in paragraph 23 below.

The Articles of Association of the Company, which came into effect on 15 May 2008 contain provisions, inter alia, to the following effect:

(a)	Share rights

Subject to the provisions of the Gibraltar Companies Act and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the Board shall determine.

(b)	Voting rights

Subject to any rights or restrictions attached to any shares, every member who is present in person (or in the case of a corporation is present by a duly authorised representative) or by proxy shall have one vote on a show of hands and on a poll shall have one vote for every share of which he is the holder.

No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares, either in person or by proxy unless all moneys presently payable by him in respect of shares held by him have been paid.

(c)	Dividends and other distributions

Subject to the provisions of the Gibraltar Companies Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, provided that no dividend shall exceed the amount recommended by the Board.

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends may be declared and paid in any currency or currencies that the Board shall determine. The Board may also determine the exchange rate and the relevant date for determining the value of the dividend in any currency.

Subject to the provisions of the Gibraltar Companies Act, the Board may pay interim dividends if it appears to the Board that they are justified by the profits of the Company available for distribution. If the Board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

A general meeting declaring a dividend may, on the recommendation of the Board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including, without limitation, paid up shares or debentures of another body corporate. Subject to the provisions of the Gibraltar Companies Act, the Board may, if authorised by an ordinary resolution of the Company, offer any holder the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Board) of all or any dividend specified by that resolution.

Any dividend which has remained unclaimed for six years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company.

The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered or left uncashed by that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member’s new address. Such entitlement shall cease in respect of any member if that member claims a dividend or cashes a dividend warrant or cheque.

(d)	Variation of rights

Subject to the provisions of the Gibraltar Companies Act, if at any time the capital of the Company is divided into different classes of shares the rights attached to any class of shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated (whether the Company is being wound up or not) either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a general meeting of the holders of the shares of that class.

(e)	Lien and forfeiture

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. Subject to the terms of allotment, the Board may from time to time make calls on the members in respect of any moneys unpaid on their shares. If a payment is not made when due, the Board may give not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. If that notice is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture.

(f)	Transfer of shares

The instrument of transfer of a certificated share (as defined in the UK Uncertificated Securities Regulations) may be in any usual form or in any other form which the Board may approve. An instrument of transfer shall be signed by or on behalf of the transferor. The Board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis. The Board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(i)

is lodged, duly stamped (if stampable), at the registered office of the Company accompanied by the certificate for the share to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	is in respect of only one class of shares; and

(iii)	is in favour of not more than four transferees.

Subject to the Gibraltar Companies Act and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, the Board has the power to implement and/or approve any arrangements which it may, in its absolute discretion, think fit in relation to the evidencing of title and transfer of interests in shares in the capital of the Company in the form of Depositary Interests or similar interests, instruments or securities. To the extent that such arrangements are implemented, no provision of the Articles shall apply or have effect to the extent that it is in any respect inconsistent with the holding of the transfer of Depositary interests or the shares in the capital of the Company represented thereby. The PartyGaming Directors may from time to time take such actions and do such things as they may, in their absolute discretion, think fit in relation to the operation of any such arrangements.

(g)	Alteration of share capital

Subject to the provisions of the Gibraltar Companies Act, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by the Articles.

Subject to the Articles and to the provisions of the Gibraltar Companies Act, all unissued shares of the Company are at the disposal of the Board.

Subject to the provisions of the Gibraltar Companies Act, the Company may by ordinary resolution increase, consolidate and divide or sub-divide its share capital. The Company may, by ordinary resolution, also cancel shares which, at the date of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled. Subject to the provisions of the Gibraltar Companies Act, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

(h)	Purchase of own shares

Subject to the Gibraltar Companies Act and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including, without limitation, redeemable shares) in any way and at any price (whether at par or above or below par).

(i)	Authority to issue shares

The Board shall not exercise any power of the Company to allot ‘Relevant Securities’ (meaning any shares in the Company, other than shares allotted pursuant to any employee share scheme, and any right to subscribe for, or convert any security into, such shares) unless authorised to do so by a shareholders’ resolution in a general meeting. Any authority, whether it is unconditional or subject to conditions, or whether given generally or for a particular exercise, shall state the maximum amount of Relevant Securities that may be allotted under it and the date on which it will expire, to be no more than five years from the date on which the resolution is passed, unless previously revoked or varied by resolution of the shareholders in general meeting. Where the definition of Relevant Securities applies to any rights to subscribe for or to convert any security into shares, the authority relates to the maximum number of shares which may be allotted pursuant to such rights. The Board may allot Relevant Securities after the expiry of the authority pursuant to an offer or agreement made by the Company before the expiry of such authority. No breach of these provisions shall affect the validity of any allotment of any Relevant Securities.

(j)	Pre-emption rights

The Articles contain provisions giving pre-emption rights to holders of ‘Relevant Shares’, meaning the shares in the Company other than:

(i)	those shares giving rights to a specified amount of dividend and capital in a distribution; and

(ii)	shares acquired or to be allotted pursuant to any employee share scheme,

and of ‘Relevant Employee Shares’ (being those shares in the Company which would be Relevant Shares save for the fact that they were acquired pursuant to an employee share scheme), entitling them to be offered ‘Equity Securities’ (meaning Relevant Shares and rights to subscribe for or convert securities into Relevant Shares) in proportion to their existing shareholdings. These pre-emption provisions do not apply to allotments of Equity Securities which are ‘paid up otherwise than in cash’ (meaning where paid up otherwise than by cash received by the Company or cheque received by the Company in good faith, which the Board has no reason to suspect will not be paid, or a release of a liability of the Company for a liquidated sum or an undertaking to pay cash to the Company at a future date, where ‘cash’ also includes foreign currency) and they do not apply to the allotment of securities which would be held under any employee share scheme. Any securities which the Company has offered to a holder of Relevant Shares or Relevant Employee Shares may be allotted to him, or to anyone in whose favour he has renounced his right to their allotment, without contravening these provisions. Any offer made under these provisions must state a period of not less than 21 days during which it may be accepted and this offer shall not be withdrawn before the end of such period.

(k)	Disapplication of pre-emption rights

The pre-emption rights summarised above may be disapplied in whole or modified in such manner as the Board determines, provided the Board is given power by special resolution.

(l)	General meetings

All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The Board shall convene and the Company shall hold general meetings in accordance with the requirements of the Gibraltar Companies Act. The directors may call general meetings whenever they think fit. On the requisition of members pursuant to the provisions of the Gibraltar Companies Act, the directors shall promptly convene an extraordinary general meeting.

An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days’ written notice. All other extraordinary general meetings shall be called by at least 14 clear days’ written notice. Subject to the provisions of the Gibraltar Companies Act, the provisions of the Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the PartyGaming Directors and to the auditors.

The notice shall specify the time, date and place of the meeting and the general nature of the business to be transacted at the meeting. In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall contain a statement to that effect.

The Company may specify in the notice a time, which may not be more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Company’s register of members in order to have the right to attend and vote at the meeting.

A resolution put to the vote of a general meeting shall be decided on a show of hands unless before, or on the declaration of the result of, a vote on the show of hands, or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Gibraltar Companies Act, a poll may be demanded by:

(i)	the chairman of the meeting; or

(ii)	except on the election of the chairman of the meeting or on a question of adjournment) at least five members present in person or by proxy and entitled to vote on the resolution; or

(iii)	a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote on the resolution; or

(iv)

a member or members present in person or by proxy and holding shares in the Company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A poll shall be taken in such manner as the chairman of the meeting may decide.

A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

(m)	Disclosure of interests in shares

The provisions of Chapter 5 (Vote Holder and Issuer Notification Rules) of the Disclosure and Transparency Rules, as revised from time to time, apply to the Company as if the Company were not a ‘non-UK issuer’ (as defined in the Disclosure and Transparency Rules).

(n)	Power of the Company to investigate interests in shares

If the Board has served notice on a member after a failure by the member or someone else to provide information about interests in shares required to be provided under section 17 of the Disclosure of Interests in Shares Act, the Company may direct by notice that, in respect of the shares in relation to which the default has occurred, the shareholder is no longer entitled to be present at general meetings and to vote on any question, or to be reckoned in a quorum. Where the default shares represent 0.25 per cent. or more in nominal value of the issued shares of the relevant class, the Company may also suspend payment of dividends which would have been payable in respect of the shares in relation to which the default has occurred, or treat any election made by the defaulting shareholder to receive shares instead of cash as ineffective.

(o)	Distribution of assets on liquidation

If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Gibraltar Companies Act divide among the members all or any part of the Company’s assets and may value any assets and determine how the division shall be carried out; vest all or any part of the assets in trustees for the benefit of the members; and determine the scope and terms of those trusts. No member shall be compelled to accept any asset on which there is a liability.

(p)	PartyGaming Directors’ interests

Except as otherwise provided by the Articles, a PartyGaming Director shall not vote on any resolution of the board of PartyGaming Plc concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material. This does not apply if his interest arises only because the resolution concerns one or more of the following matters:

(i)

the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(ii)

the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(iii)

a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv)

a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is defined in sections 820 to 825 of the UK Companies Act 2006) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate);

(v)

a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(vi)

a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any PartyGaming Directors or for persons who include directors of the Company.

The Company may by ordinary resolution suspend or relax any provision of the Articles prohibiting a director from voting at a meeting of PartyGaming Directors or of a committee of PartyGaming Directors to any extent, either generally or in respect of any particular matter.

Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more PartyGaming Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each PartyGaming Director separately. In such cases each of the PartyGaming Directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

(q)	The Board’s duties in respect of Takeover Code

If and for so long as the Company shall not be subject to the Takeover Code, the Board shall, in managing and conducting the business of the Company and in exercising or refraining from exercising any and all powers, rights and privileges use its reasonable endeavours to apply and to have the Company abide by the General Principles as set out in the Takeover Code mutatis mutandis as though the Company were subject to the Takeover Code. In the event that circumstances arise where, if the Company were subject to the Takeover Code, the Company would be an offeree or otherwise the subject of an approach or the subject of a third party statement of firm intention to make an offer, the PartyGaming Directors would comply and procure that the Company complied with the provisions of the Takeover Code mutatis mutandis as though the Company were subject to the Takeover Code. In the event that the Board recommended to the shareholders of the Company or any class thereof any takeover offer made for shares in the Company from time to time, the Board would obtain the undertaking of the offeror(s) to comply with the provisions of the Takeover Code in the conduct and the execution of the relevant offer mutatis mutandis as though the Company were subject to the Takeover Code. It is recognised that the Panel does not have jurisdiction and that, if and for so long as such may be the case, these provisions are subject in any event to the Gibraltar Companies Act and to the requirement that the Board must be satisfied that the applications of the Articles is in the best interests of the Company.

(r)	Loans to PartyGaming Directors

The Company shall not: (i) make a loan to a PartyGaming Director (other than a loan where the amount of the loan, together with the total outstanding on all other loans made to that PartyGaming Director by the Company and all its subsidiaries is £10,000 or less); or (ii) enter into any guarantee, indemnity or provide any security in connection with a loan made by any person to a PartyGaming Director, unless such loan, guarantee, indemnity or security is approved by a resolution of the Company in general meeting. The restrictions in the Articles shall not apply to a transaction to provide a PartyGaming Director with funds to meet expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him to properly perform his duties as an officer of the Company.

(s)	Substantial property transactions

The Company shall not enter into an arrangement: (i) whereby a PartyGaming Director or a person connected with a PartyGaming Director, acquires or is to acquire (directly or indirectly) one or more non-cash assets of the requisite value from the Company; or (ii) whereby the Company acquires or is to acquire (directly or indirectly) one or more non-cash assets of the requisite value from a PartyGaming Director or a person connected with a director, unless the arrangement is first approved by a resolution of the Company in general meeting or is conditional on such approval being obtained. For the purposes of the Articles, a ‘non-cash asset’ is any property or interest in property other than cash (including foreign currency) and will be of requisite value if at the time the arrangement in question is entered into its value exceeds £500,000. The restriction in (i) above, shall not apply to an arrangement whereby a PartyGaming Director is to acquire an asset from the Company, if the arrangement is made with that PartyGaming Director in his character as a member. The restrictions in the Articles relating to substantial property transactions shall not apply to a transaction on a recognised investment exchange which is effected by a PartyGaming Director, or a person connected with him, through the agency of a person who in relation to the transaction acts as an independent broker.

(t)	Remuneration of PartyGaming Directors

The emoluments of any PartyGaming Director holding executive office for his services as such shall be determined by the Board, and may be of any description.

Subject to the provisions of the Gibraltar Companies Act, the Board may enter into, vary and terminate an agreement or arrangement with any PartyGaming Director who does not hold executive office for the provision of his services to the Company. Subject to the remaining provisions of the Articles, any such agreement or arrangement may be made on such terms as the Board determines.

Any PartyGaming Director who does not hold executive office and who performs special duties which in the opinion of the board are outside the scope of the ordinary duties of a PartyGaming Director, may be paid such extra remuneration as the Board may determine.

The Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or anybody corporate associated with, or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

The PartyGaming Directors may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the board of the Company or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

(u)	Appointment of PartyGaming Directors

Unless otherwise determined by ordinary resolution, the number of PartyGaming Directors (other than alternate directors) shall be not less than two but shall not be subject to any maximum. PartyGaming Directors may be appointed by the Company by ordinary resolution or by the board of the Company. A PartyGaming Director appointed by the board of the Company shall hold office only until the next following annual general meeting and if not re-appointed at such annual general meeting, shall vacate office at its conclusion.

A PartyGaming Director shall not be required to hold any shares in the capital of the Company by way of qualification.

(v)	Retirement of PartyGaming Directors by rotation

At every annual general meeting of the Company, one-third or as nearly as possible to one-third of the Board will retire by rotation. Unless the Board should decide otherwise, the PartyGaming Directors to retire will be those who wish to retire, those who have been longest in office and those who have at the start of the annual general meeting been in office for more than three years since their last appointment or re-appointment or, in the case of those PartyGaming Directors who were appointed or re-appointed on the same day, will be determined by lot. A retiring PartyGaming Director shall be eligible for re-election.

(w)	Borrowing powers

The Board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(x)	Indemnity

Subject to the provisions of section 204 of the Gibraltar Companies Act, any provisions whether contained in the Articles or in any contract with a company or otherwise for exempting any director, manager or officer of the Company, or any person (whether an officer of the Company or not) employed by the Company as an auditor from, or indemnifying him against any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company shall be void. Notwithstanding the provisions of the Articles, the Company may, in pursuance of any such provisions, indemnify any such director, manager, officer or auditor against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgement is given in his favour or in which he is acquitted or in connection with any application under section 378 of the Gibraltar Companies Act.

(y)	Takeover provisions

The Articles adopt certain of the provisions of the Takeover Code, including provisions dealing with compulsory takeover offers and shareholder treatment along the lines of the General Principles (including ‘equal treatment’), which are to be administered by the Board. These provisions (set out in Articles 228 to 236) have effect only during such times as the Takeover Code does not apply to the Company. Additionally, Articles 227 to 236 utilise the definitions of ‘interested’ and ‘interests’ as applied in the Takeover Code.

Pursuant to the Articles, a person must not:

(i)

acting by himself or with persons determined by the Board to be acting in concert, acquire an interest in shares in the Company, which carries 30 per cent. or more of the voting rights attributable to the shares in the Company; or

(ii)

acting by himself or with persons determined by the Board to be acting in concert, be interested in shares which carry an aggregate of not less than 30 per cent. but not more than 50 per cent. of the voting rights, and acquire by himself or with persons determined by the Board to be acting in concert, additional shares which, taken together with the interests in shares held by the persons determined by the Board to be acting in concert with him, increase the percentage of shares of the Company carrying voting rights in which he is interested, except, in either case, as a result of a ‘permitted acquisition’ (meaning an acquisition either consented to by the Board, or made in compliance with Rule 9 of the Takeover Code, or arising from the repayment of a stock borrowing arrangement); or

(iii)	effect or purport to effect an acquisition which would breach or not comply with Rules 4, 5, 6 or 8 of the Takeover Code, if the Company were subject to the Takeover Code.

Where the PartyGaming Directors have reason to believe that any of such circumstances has taken place, then it may take all or any of certain measures:

(i)	require the person(s) appearing to be interested in the shares of the Company to provide such information as the Board considers appropriate;

(ii)	have regard to such public filings as may be necessary to determine any of the matters under Articles 228 to 235;

(iii)	make any determination under Articles 228 to 235 as it thinks fit, either after calling for submissions by the relevant person(s) or without calling for any;

(iv)

determine that the voting rights attached to such shares acquired in breach of the Articles (the ‘Excess Shares’) are from a particular time incapable of being exercised for a definite or indefinite period;

(v)	determine that some or all of the Excess Shares are to be sold;

(vi)	determine that some or all of the Excess Shares will not carry any right to any dividends or other distributions from a particular time for a definite or indefinite period; and

(vii)

taking such actions as it thinks fit for the purposes of Articles 228 to 235, including prescribing rules not inconsistent with Articles 228 to 235, setting deadlines for the provision of information, drawing adverse inferences where information requested is not provided, making determinations or interim determinations, executing documents on behalf of a shareholder, converting any Excess Shares held in uncertificated form to certificated form and vice versa or converting any Excess Shares represented by Depositary Interests issued in uncertificated form under the Articles into shares in certificated form, paying costs and expenses out of proceeds of sale and changing any decision or determination or rule previously made.

The PartyGaming Directors have the full authority to determine the application of PartyGaming Articles 228 to 235, including the deemed application of the whole or any part of the Takeover Code, and such authority shall include all the discretion that the Panel would exercise if the whole or part of the Takeover Code applied. Any resolution or determination made by the Board, any Director or the chairman of any meeting acting in good faith is final and conclusive and is not open to challenge as to its validity or as to any other ground. The Board is not required to give any reason for any decision or determination it makes.

5.	Summary of the principal amendments to the Articles as a result of the Merger

In connection with the Merger, it is proposed that if approved by the PartyGaming EGM, the Company will adopt new articles of association (the ‘New Articles’), conditional upon and with effect from the Merger becoming effective, which will replace the existing Articles of Association. The following is a summary of certain of the provisions of the New Articles which are in addition to, or amend, the provisions of the Articles summarised in paragraph 4 above. Otherwise the summary of the Articles set out in paragraph 4 above will continue to apply to the New Articles, except that references to the ‘PartyGaming Directors’ should be read as references to the ‘Directors’:

(a)	Voting rights

Subject to any rights or restrictions attached to any shares, on a vote on a resolution on a show of hands:

(i)	every member who is present in person (or in the case of a corporation is present by a duly authorised representative) shall have one vote; and

(ii)	subject to paragraph (iii) below, every proxy present who has been duly appointed by one or more members entitled to vote on the resolution shall have one vote; and

(iii)	a proxy has one vote for and one vote against the resolution if:

	(A)	the proxy has been duly appointed by more than one member entitled to vote on the resolution, and

	(B)	the proxy has been instructed by one or more of those members to vote for the resolution and by one or more other of those members to vote against it.

Subject to any rights or restrictions attached to any shares, on a vote on a resolution on a poll every member present in person or by proxy (or in the case of a corporation is present by a duly authorised representative) shall have one vote for every share of which he is the holder.

Where a corporation which is a member of the Company is present at a shareholders’ meeting by more than one duly authorised representative:

(i)	on a vote on a resolution on a show of hands each authorised representative has the same voting rights as that corporation would be entitled to; and

(ii)	on a vote on a resolution on a poll, if more than one authorised person purports to exercise a power to vote on a given resolution in respect of the same shares:

	(A)	if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and

	(B)	if they do not purport to exercise the power in the same way as each other the power is treated as not exercised.

No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares, either in person or by proxy unless all moneys presently payable by him in respect of shares held by him have been paid.

(b)	Regulation of gaming activities

If the Ethics Committee determines that a Shareholder Regulatory Event (as defined below) has occurred, it may in its absolute discretion by notice in writing to a Substantial Shareholder (as defined below) to whom the Shareholder Regulatory Event relates (or in whose shares a person to whom the Shareholder Regulatory Event relates is interested):

(i)	suspend all or some of the following rights attaching to all or some of the shares held by that Substantial Shareholder:

	(A)	the right to attend and speak at meetings and to vote and demand a poll in respect of the shares;

	(B)	the right to receive any payment (whether by way of dividend or otherwise); and

	(C)	the right to the issue of shares or other securities in respect of the shares; or

(ii)

require the Substantial Shareholder or any person who is interested in the shares of the Company held by such Substantial Shareholder to dispose of all or some of the shares held by the Substantial Shareholder, and require that evidence in a form the Ethics Committee determines to be satisfactory to the Company that such disposal has been effected be supplied to the Company.

If a notice requiring a disposal of shares is not complied with within 14 days or such other period as the Ethics Committee determines is reasonable (and has not been withdrawn), the Company shall be entitled, at the direction of the Ethics Committee, to dispose of the shares specified in such notice at the best price reasonably obtainable in all the circumstances. Any such disposal shall be completed as soon as reasonably practicable after the expiry of the time specified in such notice as may be deemed by the Company to be consistent with achieving the best price reasonably obtainable and in any event within 90 days of the expiry of such time (provided that (i) such a disposal may be suspended during any period when dealings by the Directors in the Company’s shares are not permitted either by applicable law or by the regulations of the UKLA; (ii) any such period of suspension shall not count towards the 90-day period; and (iii) that any disposal suspended beyond the 90-day period shall be completed within 30 days after the expiry of such period of suspension).

Neither the Company nor any member of the Ethics Committee, Director, officer, employee, adviser or agent of the Company shall be liable (except to the extent that the Company shall have otherwise agreed) to any Substantial Shareholder or to any other person for any loss, expense or damage arising from the price achieved, terms or timing of any disposal in accordance with the New Articles.

The net proceeds of the disposal shall be received by the Company and shall be paid (without interest) to the Substantial Shareholder upon surrender by him of the share certificate or other document of title in respect of the shares sold.

For the purposes of the above provisions of the New Articles, a ‘Shareholder Regulatory Event’ occurs if:

(i)

any body with authority to exercise any regulatory or other governmental or quasi-governmental authority in respect of gaming (a ‘Regulatory Body’) informs the Company that any Substantial Shareholder is unsuitable, not licensed or qualified to be, or disqualified as, a holder of, or person interested in, shares of the Company under any legislation regulating the operation of any gaming activity undertaken or proposed to be undertaken by the Combined Group or any other company, partnership or other business entity in which the Combined Group is interested (a ‘relevant company’); and

(ii)	a Regulatory Body by reason in whole or in part of the interest of any Substantial Shareholder in shares of the Company has:

	(A)	refused, opposed, revoked, cancelled or withdrawn (or indicated that it will or is likely to or may refuse, oppose, revoke, cancel or withdraw); or

(B)

imposed any condition or limitation which may have an adverse impact upon the operation of the business of any relevant company (or indicated to a relevant company that it will or is likely to or may impose any such condition or limitation) in relation to, the grant, renewal, amendment or the continuance of any registration, licence, approval, finding of suitability, consent, or certificate required by any legislation regulating (or code of conduct or practice recognised or endorsed by the Regulatory Body relevant to) the operation of any gaming activity undertaken or proposed to be undertaken by any relevant company which is held by or has been applied for by any member of the Combined Group; and

‘Substantial Shareholder’ means any person (other than a professional investment fund or fund manager which satisfies the criteria set out in DTR 5.1.5(1) of the Disclosure and Transparency Rules) who has an interest in shares representing five per cent. or more of the issued share capital of the Company when a relevant notice is served.

For the purposes of the above provisions of the New Articles, the Ethics Committee shall include any Director that serves as an observer on such committee.

The above provisions of the New Articles shall apply only to those of the Company’s shareholders with whom the Company has not entered into a separate agreement in relation to such matters (a ‘regulatory process agreement’), in which case that regulatory process agreement will apply to that shareholder and not the above provisions of the New Articles. The consent of each shareholder that has a regulatory process agreement with the Company and continues to have an interest in the shares of the Company (collectively, the ‘Qualifying Shareholders’) shall be required in order to:

(i)

vary, remove or alter all or any of the provisions of the New Articles described in this paragraph 5 or add any other provision to the New Articles which relates directly or indirectly to the subject matter of thereof and has as its object or effect the imposition on any Qualifying Shareholder of provisions materially more onerous or less favourable in any relevant particular than those set out in the regulatory process agreement; or

(ii)

change the Company’s registered office to a jurisdiction other than Gibraltar, where to do so is likely to cause the provisions of the New Articles described in this paragraph 5 to take priority over the relevant provisions of the regulatory process agreement, or which may otherwise render the provisions of the New Articles described in this paragraph 5 wholly or partly ineffective, and no reasonably acceptable alternative solution is available in that jurisdiction; or

(iii)	pass any resolution which otherwise materially affects the operation or effect of the provisions of the New Articles described in this paragraph 5.

If requested to do so by a Substantial Shareholder, the Company will enter into a regulatory process agreement with such Substantial Shareholder that, to the extent it relates to matters described in this paragraph (b), is on substantially the same terms as the Regulatory Process Agreement, the terms of which are described in more detail in paragraph 13.1.4 below. However, the Company shall not be obliged to enter into a regulatory process agreement with a Substantial Shareholder that has been given notice in accordance with the New Articles that the Ethics Committee has determined that a Shareholder Regulatory Event has occurred and the Company is therefore taking action, or requiring such Substantial Shareholder to take action, in respect of some or all of its holding of bwin.party Shares.

The terms of the New Articles described in this paragraph (b) will be suspended in relation to the relevant Substantial Shareholder on receipt by the Company of the Substantial Shareholder’s request for a regulatory process agreement, and the Company will provide the Substantial Shareholder with an agreement for execution by such Substantial Shareholder within one month thereof. However, the terms of the New Articles described in this paragraph (b) will be reinstated in relation to such Substantial Shareholder if:

          (i) a general meeting is required to be held pursuant to the Listing Rules in order to approve the regulatory process agreement and the regulatory process agreement is not approved at such meeting; or

          (ii) such Substantial Shareholder fails to return a signed copy of the Regulatory Process Agreement within one month after the Regulatory Process Agreement was sent to such Substantial Shareholder or, if a general meeting is required to be held in order to approve the Regulatory Process Agreement, within 14 days after the date of such general meeting.

The Company has prepared a pro forma regulatory process agreement which it will enter into in these circumstances, the terms of which are described in more detail in paragraph 13.3 below and a copy of which will be placed on display at the Company’s registered office. The terms of the New Articles described in this paragraph (b) will not prevent the Company from entering into regulatory process agreements with other persons with an interest in bwin.party Shares.

For the avoidance of doubt, if at any time there is no regulatory process agreement in force between the Company and any shareholder, the above provisions of the New Articles shall be capable of amendment or replacement by special resolution pursuant to the terms of the Gibraltar Companies Act.

6.	Significant shareholders

6.1 PartyGaming Plc

In so far as is known to PartyGaming Plc, the following persons are directly or indirectly interested in three per cent. or more of the issued share capital of the Company on 17 December 2010 (the latest practicable date prior to printing of this document):

Shareholder	Number of Existing PartyGaming Shares	Percentage of existing issued share capital of PartyGaming Plc	(I) 18.1

Emerald Bay Limited	58,498,667	14.16
Stinson Ridge Limited	58,498,666	14.16
FIL Limited	41,398,453	10.02
Janus Capital Management LLC	29,219,950	7.07
Prudential Plc	23,452,615	5.68
Legal & General Group plc	21,012,864	5.09
BlackRock, Inc.	20,663,593	5.00

The Directors are not aware of any shareholder who is or will be immediately following Completion, directly or indirectly, able to exercise control over the Company.

For a description of the measures in place to ensure that any influence exercised over the Company by the Principal PartyGaming Shareholders as a result of having a nominated Director is not abused, please see paragraph 13.1.2(d) below. The Directors are satisfied that, on the terms of the PartyGaming Relationship Agreement, the Company is independent of the Principal PartyGaming Shareholders and that the undertakings given are adequate to ensure that any control that such shareholders may have over the Company will not be abused.

Save as disclosed above and in paragraph 6.2 below, in so far as is known to the Directors, there is no other person who is or will be immediately following Completion, directly or indirectly, interested in three per cent. or more of the issued share capital of the Company. The Directors have no knowledge of any arrangements the operation of which may at a subsequent date result in a change of control of the Company. With the exception of the rights afforded by the Articles to the shareholders who have entered into a regulatory process agreement with the Company described in more detail in paragraph 13.1.4(e) below, none of the Company’s major shareholders have or will have different voting rights attached to the shares they hold in the Company.

6.2 The Company

As at 17 December 2010, being the latest practicable date prior to printing of this document, and in so far as is known to the Directors, the following interests (other than interests held by the Directors) will represent, directly or indirectly, three per cent. or more of the issued share capital of the Company following Completion:

Shareholder	Number of bwin.party Shares	Percentage of issued share capital on Completion(1)		(I) 18.1 (I) 18.2 (I) 18.3 (I) 18.4

Emerald Bay Limited	58,498,667	6.9
Stinston Ridge Limited	58,498,666	6.9
FIL Limited	41,398,453	4.9	(1)
Androsch Privatstiftung (Stifter Dkfm. Dr. Androsch, AIC	38,650,591	4.6
Androsch International Management Consulting GmbH)
Janus Capital Management LLC	29,219,950	3.4

(1)

Assumes that no bwin Shareholders request cash compensation as described in Part 1 ‘Information on the Merger’ and that no further shares in the capital of PartyGaming Plc or bwin Interactive Entertainment AG are issued between 17 December 2010 and Completion.

7.	Interests of the directors

7.1 The interests in the share capital of the Company of the Directors (all of which, unless otherwise stated, are beneficial or are interests of a person connected with a Director) as at 17 December 2010 (the latest practicable date prior to printing of this document) as are expected to exist on Completion are as follows:

	As at 17 December 2010			Following Completion(1)			(I) 18.1
							(I) 17.2
Name	Number of Existing PartyGaming Shares		Percentage of existing issued share capital of PartyGaming Plc	Number of bwin.party Shares on Completion		Percentage of issued share capital of the Company on Completion	(III) 3.3 (I) 14.2

Simon Duffy	—		—	—		—
Jim Ryan	637,500		0.15	637,500		0.07
Norbert Teufelberger(2)	—		—	24,596,854	(4)	1.45
Martin Weigold	847,998	(3)	0.21	847,998		0.10
Joachim Baca(2)	—		—	—		—
Per Afrell(2)	—		—	40,114		0.004
Manfred Bodner(2)	—		—	24,596,854	(4)	1.45
Tim Bristow	8,000		0.002	8,000		0.001
Helmut Kern(2)	—		—	—		—
Rami Lerner	—		—	—		—
Lewis Moonie	15,940		0.004	15,940		0.002
Rod Perry	5,086		0.001	5,086		—
Georg Riedl(2)	—		—	856,100		0.1

(1)

Assumes that no Existing bwin Shareholders request cash compensation as described in Part 1 ‘Information on the Merger’ and that no further shares in the capital of PartyGaming Plc or bwin Interactive Entertainment AG are issued between 17 December and Completion.

(2)

The Proposed Directors’ holdings of bwin.party Shares on Completion shall, assuming they do not request Cash Compensation as described in Part 15 of Part 1 ‘Information on the Merger’, exist solely as a result of their current holdings of Existing bwin Shares being cancelled and, in exchange, their being issued with New Shares in connection with the Merger. Other than these New Shares (which shall be issued in accordance with the Exchange Ratio), no further shares in the Company shall be issued to the Proposed Directors in connection with the Merger.

(3)	Includes 779,554 vested but unexercised nil-cost options.

(4)

Each of Manfred Bodner and Norbert Teufelberger own 50 per cent. of the issued share capital of New Media Gaming and Holding Limited, which on Completion is expected to own 24,596,854 bwin.party Shares.

7.2 It is anticipated that, upon Completion, the Directors will hold the following options and awards over bwin.party Shares under the Combined Group employee share plans described in paragraph 10 of this Part 9 below, such options and awards being exercisable at the exercise price shown (where applicable). In the case of Messrs Teufelberger, Baca, Afrell, Bodner, Kern, and Riedl, this assumes that all options held over Existing bwin Shares at Completion will be rolled over into options over bwin.party Shares under the Rollover Option Plan. The vesting of these options and awards will remain subject to the satisfaction of conditions set out in the relevant rules, including in certain cases, the satisfaction of performance conditions.

Name	Scheme	Number of bwin.party Shares under option as at 17 December 2010	Number of bwin.party Shares under option following Completion	Exercise Price (1)	Expiry Date

Jim Ryan	Performance Share Plan(2)	250,000	35,000	—	31 March 2013
		125,000	125,000	—	31 March 2012
		645,100	548,335	—	30 September 2011
	Executive Share Option Plan(3)	250,000	—	£3.10
		125,000	—	£2.27	9 April 2019
		645,100	—	£1.55	10 October 2018
	Nil-Cost Plan	862,500	862,500	—	30 June 2018
Norbert Teufelberger	Rollover Option Plan	n/a	2,503,971	€1.75	18 May 2020
		n/a	2,503,958	€1.73	1 April 2020
		n/a	2,503,958	€1.40	1 April 2020
Martin Weigold	Performance Share Plan(2)	200,000	28,000	—	31 March 2013
		337,500	337,500	—	31 March 2012
		171,402	171,402	—	31 March 2011
	Executive Share Option Plan(3)	200,000	—	£3.10	5 March 2020
		337,500	—	£2.27	9 April 2019
		171,402	—	£2.50	6 March 2018
		88,360	—	£4.57	11 May 2017
	Nil-Cost Plan	200,000	200,000	—	9 April 2019
		389,777	389,777	—	29 December 2016
		339,777	339,777	—	6 April 2015
Joachim Baca	Rollover Option Plan	n/a	244,600	€1.28	2 January 2017
Per Afrell	Rollover Option Plan	n/a	163,062	€1.72	22 May 2020
		n/a	163,062	€1.76	22 May 2020
Manfred Bodner	Rollover Option Plan	n/a	2,503,971	€1.75	18 May 2020
		n/a	2,503,958	€1.79	1 April 2020
		n/a	2,503,958	€1.40	1 April 2020

Name	Scheme	Number of bwin.party Shares under option as at 17 December 2010	Number of bwin.party Shares under option following Completion	Exercise Price (1)	Expiry Date

Helmut Kern	Rollover Option Plan	n/a	163,062	€1.72	22 May 2020

		n/a	163,062	€1.76	22 May 2020
Georg Riedl	Rollover Option Plan	n/a	163,062	€1.72	22 May 2020

		n/a	163,062	€1.76	22 May 2020

(1)	The Exercise Price relating to options under the Rollover Option Plan will be converted to pounds (£) from Euros (€) using the exchange rate for the business day prior to the Merger Effective Date.

(2)

The Remuneration Committee has exercised its powers under the rules to determine the performance condition relating to awards under the PartyGaming Plc Performance Share Plan at the date of the Merger so that these awards will, if the Merger becomes effective, continue in force until their normal vesting dates (subject to the rules) by reference to a crystallised number of Shares. The precise number will be based on the average share price performance over the three month period up to the EGM. The number of Shares stated as subsisting following Completion is an estimate of a crystallised number of such Shares based on average share price performance over the portion of the three month period up to 17 December 2010 (being the last practicable date before the publication of this document). On the estimated basis, the number of Shares that will be crystallised under awards (expressed as a percentage of the Shares comprised therein) will be as follows: October 2008 awards (85 per cent); April 2009 awards (100 per cent); September 2009 awards (94 per cent); and April 2010 awards (14 per cent). As an exception to the above, the performance conditions of Mr Weigold’s award vesting on 31 March 2011 will be tested as at 31 December 2010 and this award is therefore unaffected by the Merger.

(3)

In accordance with the rules of the PartyGaming Plc Executive Share Option Plan, options that are not already exercisable will become exercisable shortly before Completion, and will lapse if not exercised. However, these options only become exercisable to the extent that the relevant performance condition is satisfied, and the Remuneration Committee anticipates that the performance condition will not be satisfied in relation to any of these options. Accordingly, all such options will lapse as a result of the Merger. Options that have already vested will also lapse if not exercised.

Save as set out in the table above, no Directors hold, nor will immediately following completion hold, options or awards over shares under the Combined Group Employee Share Plans or the PartyGaming Employee Share Plans.

Save as discussed below under paragraph 14.2, no Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Company or any of its subsidiary undertakings and which were effected by the Company or any of its subsidiaries during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

7.3 There are no outstanding loans or guarantees granted or provided by PartyGaming to or for the benefit of any Director.

8.	Directorships and partnerships of directors

8.1 Current and past directorships and partnerships

Set out below are the directorships (unless otherwise stated) and partnerships held by the Directors (other than, where applicable, directorships held in the Company and/or in any subsidiaries of the Company in the case of Existing Directors, or directorships held in bwin Interactive Entertainment AG and/or in any subsidiaries of bwin Interactive Entertainment AG in the case of Proposed Directors), in the five years prior to the date of this document:

Name	Current directorships/partnerships	Past directorships/partnerships

Simon Duffy	Oger Telecom Limited	Tradus Plc
	Cell C (Pty) Limited	ntl: Telewest Inc. (now Virgin Media
Group)

Name	Current directorships/partnerships	Past directorships/partnerships

	mBlox Inc.	Imperial Tobacco Group plc
	Cadogan Petroleum plc	Amteus Plc
	Modern Times Group AB	iMedia Holdings Limited
Symbiotic Technologies Pty Ltd.
Sybic Capital Limited
Sybic Entertainment Limited
Sybic Finance Limited
Sybic Group Limited
Sybic Holdings Limited
Sybic Investments Limited
Sybic Limited
Sybic Management Limited
Sybic Productions Limited
Sybic Properties Limited
Vector Hospitality Plc(1)
Vector Subco Limited(2)
Jim Ryan	—	St. Minver Limited
St. Enodoc Holdings Limited
Excapsa Software Inc.(1)
Game Theory Limited
Big Stick Media Corporation
SXC Health Systems Inc.
Norbert	The European Gaming and Betting	betbull Holding SE
Teufelberger	Association
Martin	—	Arvato Loyalty Services Limited (formerly
Weigold		Ion Group Limited)
Joachim Baca	n/a	n/a
Per Afrell	Profi Förvaltning AB (in English: Profi	n/a
Management AB)
and group companies
Profi I Fastigheter Sverige AB
(in English: Profi I Real Estate Sweden
AB) and group companies
Profi Fastigheter II AB (in English: Profi
Real Estate II AB) and group companies
Klavia Stam AB
Replaget Invest AB
Replaget AB
Manfred	Abingworth Properties Limited	Polebrook Finance Limited
Bodner	Trimstone Properties Limited (UK)
Trimstone Properties Limited (Gibraltar)
Tim Bristow	Gibtelecom Limited	AquaGib Limited
	Tradewise Insurance Company Limited	Gibraltar Telecommunications International
	Gibconnect Limited	Limited
	Yabby Holdings Limited	Gibraltar Electricity Authority

Helmut Kern	Beyond Consulting GmbH	Wellcon Gesellschaft für Prävention und
	Beyond Holding GmbH	Arbeitsmedizin GmbH
	PwC Business Solutions GmbH	DFGJ-Privatstiftung

Rami Lerner	Be-Ready Limited	Rafin Adir Limited

Name	Current directorships/partnerships	Past directorships/partnerships

	Matan-Sav Limited	Rafin Limited
Society for the Protection of Nature in Israel
Lewis Moonie	—	AEA plc
Mining Scotland Ltd.
Rod Perry	Ithmar Capital	Gulf of Guinea Energy
	Life Africa Emerging Markets Capital	Indago Petroleum(1)
Faircourt Capital Group Ltd.
Georg Riedl	Österreichische Salinen AG and group	Porr Allgemeine Baugesellschaft
	companies	A. Porr AG and group companies
	AT & S Austria Technologie &	Loser Bergbahnen GmbH
	Systemtechnik AG	FACC AG
GR Beteiligungs GmbH
Wiesenthal & Co AG
HS Privatstiftung
Paysafecard.com Wertkarten AG
A+D Liegenschaftsbesitz GmbH

Cottagegasse 41
Liegenschaftsverwaltungs- und
Verwertungs GmbH
Androsch Privatstiftung
Dörflinger-Privatstiftung
DHP-Privatstiftung
Stuhlpfarrer Privatstiftung
Falco Privatstiftung
Urbania Privatstiftung

(1)	Vector Hospitality Plc enteered into members voluntary liquidation and was dissolved on 2 June 2009.

(2)	Vector Subco Limited entered into members voluntary liquiidation and was dissolved on 15 September 2009.

(3)	Excapsa Software Inc was renamed 6356095 Canada Inc and entered into members voluntary liquidiation on 24 November 2006.

(4)	Indago Petroleum Limited entered into members voluntary liquidation on 10 July 2009.

Within the period of five years preceding the date of this document, none of the Directors:

(a)	has had any convictions in relation to fraudulent offences;

(b)

has been a member of the administrative, management or supervisory bodies or director or senior manager (who is relevant in establishing that a company has the appropriate expertise and experience for management of that company) of any company at the time of any bankruptcy, receivership or liquidation of such company; or

(c)

has received any official public incrimination and/or sanction by any statutory or regulatory authorities (including designated professional bodies) or has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of affairs of a company.

9.	Directors’ remuneration

9.1 The Combined Group - Executive Directors’ terms of employment

9.1.1 Each of Norbert Teufelberger and Joachim Baca will enter into a new service agreement with the Company, which will replace his previous service agreement with effect from Completion. Jim Ryan and Martin Weigold will each enter into deeds of variations in respect of their service agreements with the Company, which will become effective on Completion. The proposed terms of the Executive Directors’ service agreements (as amended), each of which will be governed by English law, are set out in sub-paragraphs (a) to (f) below.

(a)	With effect from Completion, the roles and annual basic salaries of the Executive Directors will be as follows:

Name	Position	Annual basic salary (£)	Other benefits (£)[1]

Jim Ryan	Co-Chief Executive Officer	500,000	15,451
Norbert Teufelberger	Co-Chief Executive Officer	500,000	8,116
Martin Weigold	Chief Financial Officer	428,500	7,795
Joachim Baca	Chief Operating Officer	428,500	7,795

(1)	Estimated cost to PartyGaming of providing private medical insurance, permanent health insurance and life assurance.

The annual salary of each Executive Director will be subject to annual review by the Remuneration Committee. The first review will be on 1 January 2012. The Company is under no obligation to increase the annual salary following a salary review, but will not decrease it.

Each service agreement will be terminable by either party by 12 months’ notice. The Company will have the right to elect to terminate the employment of each Executive Director by making a payment in lieu of notice equal to basic salary, cost of insurance benefits and target bonus (if any) for their 12 month notice period or unexpired period thereof. Any rights of each Executive Director to preservation of awards under the Bonus Banking Plan or the Value Creation Plan will be in accordance with the rules of those schemes and will not be affected by any payment in lieu.

If the employment of Norbert Teufelberger is terminated prior to the third anniversary of the Effective Date by the Company or by Mr. Teufelberger in certain prescribed circumstances under the Regulatory Process Agreement or on a Change of Control, in each case where there are no grounds for summary termination by the Company, the Company will offer to engage him as a consultant until the third anniversary of the Effective Date on terms which are in respect of remuneration (including incentive arrangements) no less favourable when taken as a whole than the terms of his employment arrangements would have been had they continued until the third anniversary of the Effective Date. No compensation will be payable upon expiry of the term on the third anniversary of the Effective Date unless the period of the consultancy agreement is less than 12 months, in which case Mr. Teufelberger will receive an additional payment on the expiry of the consultancy agreement equal to the amount (if any) by which the aggregate of any termination payments under the service agreement and payments under the consultancy agreement is less than the payment in lieu of notice which Mr. Teufelberger would have received under the service agreement if the Company had chosen to exercise its right to terminate the service agreement by making a payment in lieu of notice. If Mr. Teufelberger accepts the Company’s offer, he will have no right to claim compensation in respect of the termination of his contract of employment under the provisions described above.

If a Change of Control of the Company (as defined in each service agreement) takes place, each of the Executive Directors may, in the 12 months following the Change of Control, terminate his employment if the Company makes a material adverse change to his title, responsibilities or status or changes his principal place of work to a place other than Gibraltar by giving three months’ notice to the Company in writing. The Company will then be required to pay the relevant Executive Director a payment equal to the amount he would have received had his employment been terminated in accordance with the payment in lieu provision in his service agreement.

(b)

With effect from Completion, each of the Executive Directors is eligible to participate in such incentive arrangements for executive directors as are approved by the Company from time to time, including the Value Creation Plan and the Bonus Banking Plan, details of which are set out in this Part 9.

(c)

The service agreements of Norbert Teufelberger and Joachim Baca provide that if their employment terminates in certain prescribed circumstances under the Regulatory Process Agreement, Mr Teufelberger or Mr Baca (as the case may be) will be treated as a good leaver under the terms of the Value Creation Plan and the Bonus Banking Plan.

(d)

Norbert Teufelberger and Joachim Baca will be granted replacement options for the options they held in the bwin Option Plans prior to Completion under the Rollover Option Plan, details of which are set out in this Part 9.

(e)

The Executive Directors will not participate in any pension arrangements to which the Company contributes. Each Executive Director will be provided with private medical insurance, permanent health insurance and life assurance.

(f)

Each of the Executive Directors will be subject to a confidentiality undertaking without limitation in time and to non-competition, non-solicitation, and non-interference restrictive covenants for a period of 12 months after the termination of employment.

9.2 The Combined Group - Non-Executive Directors’ terms of appointment

9.2.1 Each of the Chairman, Manfred Bodner, Georg Riedl, Helmut Kern, Per Afrell, Lord Moonie and Rod Perry will enter into a new letter of appointment, which will replace any previous letter of appointment with effect from Completion. The other Non-Executive Directors will remain on the terms of their current letters of appointment. The proposed or current terms (as applicable) of the letters of appointment, each of which will be governed by English law, are set out in sub-paragraphs (a) to (l) below.

(a)	With effect from Completion, the position and annual fees of the Chairman and Non-Executive Directors will be as follows:

Name	Position	Annual Fees (£)

Simon Duffy	Chairman	350,000
Manfred Bodner	Non-Executive Director and Chairman of the Integration Committee	465,000
Rami Lerner	Non-Executive Director	100,000
Georg Riedl	Non-Executive Director	100,000
Rod Perry	Deputy Chairman and Senior Independent Non-Executive Director	250,000
Per Afrell	Independent Non-Executive Director	130,000
Tim Bristow	Independent Non-Executive Director	130,000
Helmut Kern	Independent Non-Executive Director	130,000
Lewis Moonie	Independent Non-Executive Director	130,000

(b)

The appointment of the Chairman will be terminable by either party by 6 months’ notice. The appointment of the Non-Executive Directors, except for Manfred Bodner, will be terminable by either party by 3 months’ notice.

(c)

Each appointment is subject to annual re-election by the Company in general meeting. The appointments can also be terminated in accordance with the Articles and immediately in certain prescribed circumstances. In addition to the annual fee shown above, Helmut Kern is entitled to a fee of £20,000 per annum as Chairman of the Audit Committee and Tim Bristow is entitled to a fee of £20,000 per annum as Chairman of the Ethics Committee. The annual fees paid to the Chairman and other Non-Executive Directors are inclusive of any Board committees they may chair.

(d)

The proposed terms applicable to Manfred Bodner reflect the special duties he will discharge in his role as Chairman of the Integration Committee. The appointment of Manfred Bodner is terminable by either party by 12 months’ notice. The Company will have the right to elect to terminate the appointment of Manfred Bodner by making a payment in lieu of notice equal to his fee and target bonus (if any) for his 12 month notice period or unexpired period thereof. Any rights which Manfred Bodner has to preservation of awards under the Bonus Banking Plan or the Value Creation Plan will be in accordance with the rules of those schemes and will not be affected by any payment in lieu.

(e)

If the appointment of Manfred Bodner is terminated prior to the third anniversary of the Effective Date by the Company, by Mr Bodner not being re-elected by the Company’s shareholders in general meeting, or by Mr. Bodner in certain prescribed circumstances under the Regulatory Process Agreement or on a Change of Control, in each case where there are no grounds for summary termination of the appointment by the Company, the Company will offer to engage him as a consultant until the third anniversary of the Effective Date on terms which are no less favourable in terms of fees (including incentive arrangements) than the terms of his letter of appointment would have been had it continued until the third anniversary of the Effective Date. No compensation will be payable upon expiry of the term on the third anniversary of the Effective Date unless the period of the consultancy agreement is less than 12 months, in which case Mr. Bodner will receive an additional payment on the expiry of the consultancy agreement equal to the amount (if any) by which the aggregate of any termination payments under the appointment letter and payments under the consultancy agreement is less than the payment in lieu of notice which Mr. Bodner would have received under the appointment letter if the Company had chosen to exercise its right to terminate the appointment letter by making a payment in lieu of notice. If Mr Bodner accepts the Company’s offer, he will have no right to claim compensation in respect of the termination of his appointment under the provisions described above.

(f)

Upon termination of the appointment of Manfred Bodner (except where terminated summarily or where the appointment is terminated in circumstances where the Company is required to offer Mr Bodner a consultancy agreement – as described at sub-paragraph (e) above), the Company will offer Manfred Bodner a new appointment letter on its standard terms then applicable to independent non-executive directors.

(g)

If a Change of Control of the Company (as defined in the letter of appointment) takes place, Manfred Bodner may, in the 12 months following the Change of Control, terminate his appointment if the Company makes a material adverse change to his title, responsibilities or status or changes his principal place of work to a place other than Gibraltar by giving three months’ notice to the Company in writing. The Company will then be required to pay him a payment equal to the amount he would have received had his appointment been terminated in accordance with the payment in lieu provision in his letter of appointment.

(h)

In respect of the period following Completion, the Chairman and each Non-Executive Director, except for Manfred Bodner, will not be entitled to participate in the Company’s share or bonus schemes. Manfred Bodner, Georg Riedl, Helmut Kern, and Per Afrell (together with certain bwin executive directors) will be granted replacement options for the options they held in the bwin Option Plans prior to Completion under the Rollover Option Plan, details of which are set out in this Part 9.

(i)

With effect from Completion, Manfred Bodner will be eligible to participate in such incentive arrangements for executive directors as are approved by the Company from time to time, including the Value Creation Plan and the Bonus Banking Plan, details of which are set out in this Part 9. Manfred Bodner’s letter of appointment provides that if his appointment terminates in certain prescribed circumstances under the Regulatory Process Agreement, Mr Bodner will be treated as a good leaver under the terms of the Value Creation Plan and the Bonus Banking Plan.

(j)	The Chairman and each Non-Executive Director are not entitled to participate in any Company pension scheme.

(k)	The Chairman and each Non-Executive Director are entitled to reimbursement of reasonable expenses.

(l)

The Chairman and each Non-Executive Director are subject to confidentiality undertakings without limitation in time. The Chairman and each Non-Executive Director, except for Manfred Bodner, are also subject to non-compete restrictive covenants for the duration of their appointments and after the termination of their appointments for 12 months in the Chairman’s case and 6 months for other Non-Executive Directors (except Manfred Bodner). Manfred Bodner is subject to non-competition, non-solicitation, and non-interference restrictive covenants for a period of 12 months after the termination of his appointment.

9.2.2 Save as set out in this paragraph 9, there are no proposed service agreements or letters of appointment between the Executive Directors and Non-Executive Directors and the Company.

9.3 PartyGaming Plc

In the year ended 31 December 2009, the Existing Directors were remunerated as set out below:

Name	Current Position	Annual salary/fee	Bonus	Other benefits		Date of joining the Company	Date of expiry of current term

		(£)		(£)
Rod Perry	Non-Executive Chairman	345,000	—	—		31.05.05	AGM
							2011
Jim Ryan	Chief Executive Officer	500,000	431,250	11,022	(1)	30.06.08	AGM
							2012
Martin Weigold	Group Finance Director	428,500	368,884	2,764,148	(2)	04.01.05	AGM
							2011

Name	Current Position	Annual salary/fee	Bonus	Other benefits	Date of joining the Company	Date of expiry of current term

Tim Bristow	Independent	150,000	—	—	04.05.07	AGM
	Non-Executive Director					2013
Lewis Moonie	Senior Independent	170,000	—	—	13.12.07	AGM
	Non-Executive Director					2013
Rami Lerner	Non-Executive Director	100,000	—	—	04.03.09	AGM
						2012

(1)	Cost to PartyGaming of providing private medical insurance, permanent health insurance and life assurance.

(2)

This figure is made up of (i) £5,415 in respect of the cost to PartyGaming of providing private medical insurance, permanent health insurance and life assurance and (ii) £2,758,733 in respect of proceeds from the exercise of options.

In the year ended 31 December 2009, none of the Existing Directors was provided with pension benefits.

There is no arrangement under which any Existing Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this document.

9.4 bwin Interactive Entertainment AG

In the year ended 31 December 2009, the Proposed Directors were remunerated as set out below:

Name	Current position	Annual salary/fee	Bonus	Other benefits		Date of joining the Company	(I) 15.1

		(€)		(€)
Norbert	Chief Executive Officer	550,000	—	30,741	(1)	01.10.99
Teufelberger
Manfred Bodner	Chief Executive Officer	550,000	—	30,741	(2)	01.06.99
Joachim Baca	Chief Operating Officer	290,010	116,000	1,165,111	(3)	01.01.04
Helmut Kern	Member of the Supervisory Board	32,500	—	—		14.05.04
Georg Riedl	Member of the Supervisory Board	32,500	—	—		10.05.05
Per Afrell	Member of the Supervisory Board	32,500	—	—		22.05.07

(1)

This figure is made up of (i) €25,000 in respect of company car acquisition costs: (ii) €5,741 in respect of the cost to bwin of providing life assurance, invalidity insurance and medical costs insurance.

(2)

This figure is made up of (i) €25,000 in respect of company car acquisition costs: (ii) €5,741 in respect of the cost to bwin of providing life assurance, invalidity insurance and medical costs insurance.

(3)

This figure is made up of (i) €1,148,312 in respect of proceeds from the exercise of options (ii) €16,250 in respect of company car acquisition costs (iii) €549 in respect of the cost to bwin of providing life assurance, invalidity insurance and medical costs insurance.

In the year ended 31 December 2009, none of the Proposed Directors was provided with pension benefits.

There is no arrangement under which any Proposed Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this document.

10.	Executive and Employee Share Plans

10.1 Introduction

The Company intends to introduce four new employee share plans with effect from Completion. The purpose of these new plans is to incentivise senior executives (including the Executive Directors) and other employees of the Combined Group. The Company will also implement a Rollover Option Plan for the purpose of effecting the grant of rollover options over bwin.party Shares to replace options granted under the bwin Option Plans. This plan is described in further detail in paragraph 10.7 below.

For senior executives (including the Executive Directors), these new plans will comprise the Combined Group Bonus Banking Plan (the ‘BBP’) and the Combined Group Value Creation Plan (the ‘VCP’). These plans are described in paragraph 10.4 below under the heading The Combined Group Executive Share Plans. The introduction of these plans is conditional on the passing of separate ordinary resolutions at the PartyGaming EGM.

All employees of the Combined Group (including the Executive Directors but excluding any employees who have given or received notice of termination of employment) will be eligible to participate on similar terms in the Combined Group’s Global Share Plan (the ‘GSP’). The GSP is described in paragraph 10.5 below. The introduction of the GSP is conditional on the passing of an ordinary resolution at the PartyGaming EGM.

After Completion, the Combined Group will also operate the Combined Group Bonus & Share Plan (the ‘BSP’). The BSP is also described in paragraph 10.5 below under the heading The Combined Group Employee Share Plans. The introduction of the BSP is conditional on the passing of an ordinary resolution at the PartyGaming EGM.

As the introduction of the Combined Group Executive and Employee Share Plans is integral to the implementation of the Merger in terms of executive and employee incentivisation, the Merger will not become effective if the resolutions approving the share plans are not duly passed.

PartyGaming currently operates four share plans: the PartyGaming All-Employee Option Plan (the ‘All-Employee Plan’), the PartyGaming Performance Share Plan (the ‘PSP’), the PartyGaming Executive Share Option Plan (the ‘ESOP’) and the PartyGaming Share Option Plan (the ‘Nil-Cost Plan’), (together the ‘Existing PartyGaming Share Plans’). All existing options under the ESOP will lapse shortly prior to Completion. Existing options and awards granted under the PSP, the All-Employee Plan, and the Nil-Cost Plan will continue in force in relation to bwin.party Shares following Completion save that in the case of the PSP, the performance targets will be crystallised as at Completion (by reference to performance up to the PartyGaming EGM) and awards will continue over the crystallised number of bwin.party Shares. The Existing PartyGaming Share Plans (other than the ESOP) are described in paragraph 10.6 below.

bwin Interactive Entertainment AG currently operates the bwin Employee Stock Option Plan (the ‘bwin ESOP’). Alongside this plan, bwin Interactive Entertainment AG operates separate arrangements under which performance-based options have been granted over bwin shares to members of bwin’s executive board and others (the ‘bwin Management Options’ and together with the bwin ESOP, the ‘bwin Option Plans’). Options that remain unexercised at Completion under the bwin Option Plans will be rolled over into equivalent options over bwin.party Shares on terms that reflect the exchange ratio enjoyed by bwin Interactive Entertainment AG shareholders but otherwise generally reflect the underlying commercial terms of the original options, save that the exercise price will be expressed in pounds (£) and not in Euros (€). In order to preserve the underlying terms of these options, the Combined Group intends to implement the Combined Group Rollover Option Plan (the ‘Rollover Option Plan’) for the purpose of granting these replacement options. The introduction of the Rollover Option Plan is conditional on passing the resolution to approve the Merger, and the Merger becoming effective. The Rollover Option Plan is described at paragraph 10.7 below.

10.2 Directors’ Options and Awards

Details of the options and awards over bwin.party Shares under the Combined Group Employee Share Plans anticipated to be held by Directors are listed at paragraph 8.2 above.

10.3 Dilution limits

In any ten year period (commencing either before or after Completion):

—

not more that 10 per cent. of the issued ordinary share capital of the Company may be issued or committed to be issued under all employee share plans (whether discretionary or not) adopted by the Company; and

—	not more that 5 per cent. of the issued ordinary share capital of the Company may be issued or committed to be issued under all discretionary employee share plans adopted by the Company.

For the purposes of the limits set out above, options and awards granted by PartyGaming Plc prior to Completion will count. Options under the Rollover Option Plan that replace previous bwin options will not count towards the dilution limits set out above. If shares are transferred from treasury to satisfy options, these will also be counted towards the dilution limits for as long as this is required by the Association of British Insurers’ guidelines.

10.4 The Combined Group Executive Share Plans

10.4.1 The BBP

(a)	Summary

Under the BBP, performance targets (described below) will be measured at the end of each of three one year performance periods (referred to as a ‘measurement date’). Depending on the extent to which the performance targets have been met, an amount may be credited (or debited) to the participant’s bonus account on the measurement date. 50 per cent. will be credited in the form of bwin.party Shares and 50 per cent. in cash. Shortly after each measurement date an amount equal to half of the balance of the bonus account will be paid to the participant. After four years, provided generally that the participant remains in employment, the balance of any cash will be paid out and the balance of any bwin.party Shares transferred to the participant.

(b)	Operation

It is intended to operate the BBP, on a one off basis, shortly after Completion. As a result of the introduction of the BBP, participants will not be granted any new awards under any other executive plans (apart from the VCP described below) operated by the Company during the BBP’s three year performance period.

Full details of any awards granted to Executive Directors under the BBP will be disclosed in the remuneration report in the annual report and accounts.

(c)	Eligibility

Senior executives of the Combined Group (including Executive Directors and Manfred Bodner but not other Non-Executive Directors)are eligible to participate in the BBP. Participation by Executive Directors, including amounts to be allocated to their bonus accounts, will be determined by the Remuneration Committee (the ‘Committee’). It is intended that approximately 19 executives (including four Executive Directors) will participate.

(d)	Performance targets

Payments and bwin.party Shares credited or debited to a participant’s bonus account as at each measurement date will be subject to the satisfaction of the performance targets. The performance targets are as follows;

	-	a minimum threshold level of Clean EBITDA will be required for there to be any payment under the BBP;

	-	assuming the threshold is met a percentage of Clean EBITDA is used to create the bonus account;

	-	a participant’s annual payment from the bonus account may also be subject to the satisfaction of additional key performance indicators;

	-	where the forfeiture threshold level of Clean EBITDA is not achieved, 50 per cent. of the deferred balance in a participant’s bonus account will be forfeited.

If an event happens and the Committee considers that the performance targets are no longer appropriate, it may vary, waive or substitute the performance targets, provided that the variation, waiver or substitution is reasonable in the circumstances and, except for a waiver, is a fairer measure of performance and is not materially less difficult to satisfy than the original targets would have been but for the event.

(e)	Individual limits

The maximum amount which can be credited to a participant’s bonus account in respect of any one performance period is 300 per cent. of basic salary.

Benefits under the BBP are not pensionable.

(f)	Leaving employment

No further payments and no bwin.party Shares will be received where a participant leaves the Combined Group for any reason before the end of the four year plan period unless the participant leaves as a good leaver. A good leaver is an employee who leaves as a result of injury, ill health, disability, retirement, redundancy, death, or in circumstances in which the applicable contract of employment or appointment letter provides that he or she will be a good leaver, where there is a sale of the employing business or company, or for other reasons specifically allowed by the Committee. A participant will not be treated as having left the Combined Group until he or she ceases to provide services to the Combined Group (either as an employee or a consultant).

A participant who leaves the Combined Group as a good leaver will be entitled to have any amounts credited (or debited) in respect of the current performance period at the next measurement date. The balance of the account will then be paid and any bwin.party Shares transferred to the leaving participant. No further payments or bwin.party Shares will be received in respect of subsequent measurement dates, unless the Board exercises its discretion to determine that exceptional circumstances apply and that the participant may continue in the BBP.

(g)	Change in control, merger or other reorganisation

On a takeover, scheme of arrangement, merger or other corporate transaction that includes a change of control of the Company, the cash balance of the account will be paid to participants and any bwin.party Shares transferred to them. Alternatively bwin.party Shares may be exchanged for shares in the acquiring company.

(h)	Variations in share capital

Participants will be notified by the Committee where there is a variation in the share capital of the Company, a demerger or a special dividend. Upon such an event the Committee may adjust the share accounts to reflect the impact of the relevant event on shareholders.

(i)	Dividend equivalents

The Committee may, on vesting, award participants an amount equal in value to the dividends payable in respect of the number of bwin.party Shares acquired on vesting for the period from the date the bwin.party Shares are notionally credited to the plan account until the vesting date.

(j)	Participants’ rights and amendments

The provisions relating to participants’ rights and the powers to amend the BBP are identical to those described below for the VCP.

10.4.2 The VCP

(a)	Summary

Under the VCP participants will be granted VCP units, being a right to receive an award over bwin.party Shares (in the form of a nil-cost option or a conditional share award) with a value equal to their allocated percentage of the VCP pool. The size of the VCP pool will be linked to the value created for shareholders, taking into account the increase in share price, the dividends paid and share buy-backs, over three one-year performance periods, in excess of a hurdle amount. Half of the award will vest at the end of the third performance period and the remaining half will vest one year later, provided generally that the participants remain in employment. In the case of nil cost options, they will remain exercisable for ten years from the date of grant.

(b)	Operation

It is intended to operate the VCP, on a one off basis, shortly after Completion. As a result of the introduction of the VCP, participants will not be granted any new awards under any other executive plans (other than the BBP described as above) operated by the Company during the VCP’s three-year performance periods.

Full details of any awards granted to executive directors under the VCP will be disclosed in the remuneration report in the annual report and accounts.

(c)	Eligibility

Senior executives of the Combined Group (including Executive Directors and Manfred Bodner but not other Non-Executive Directors) are eligible to participate in the VCP. Participation by Executive Directors, including the proportion of the VCP pool allocated to them, will be determined by the Committee. It is intended that approximately 19 executives (including four Executive Directors) will participate in the VCP.

(d)	Performance conditions

The grant of the award will be conditional on the satisfaction of the performance conditions described below. No award will be granted to the extent that the performance conditions have not been satisfied. There will be no retesting.

The number of bwin.party Shares comprised in the award will be based on the extent to which value is created for shareholders, taking into account the increase in share price (as adjusted for dividends paid and share buy-backs), over three one year performance periods, in excess of a hurdle amount as explained below.

The initial value will be £2.58 (the ‘Initial Value’) being the weighted average share price of a share in each of PartyGaming Plc and bwin Interactive Entertainment AG in the ninety day period ending on the 29 July 2010 (being the date the proposed merger between PartyGaming Plc and bwin Interactive Entertainment AG was announced). This price will be compared with the average share price of the Company over the 30-day period immediately before the end of each performance period (referred to as a ‘measurement date’).

In respect of each performance period, a VCP pool will then be calculated being equal to 4 per cent. of the increase in the Company’s share price (as adjusted for dividends paid and any share buy backs) over the hurdle amount. The hurdle amount will be the higher of:

(i) the average share price over the 30 day period to the beginning of the performance period or the average share price associated with the previous measurement date, if this is higher; and

(ii) 10 per cent. compounded annually from the Initial Value.

The hurdle amount will be adjusted by the Committee to take account of any capital reorganisations or restructurings over the performance period.

The VCP pool will be converted into awards over a specific number of bwin.party Shares using the market value of a bwin.party Share at the relevant measurement date and in accordance with the participant’s allocated share of the VCP pool. Half of the bwin.party Shares under the award will vest at the end of the third performance period and the remaining half will vest one year later.

If an event happens and the Committee considers that the performance conditions are no longer appropriate, it may also vary, waive or substitute the performance conditions applying to the right to an award, provided that the variation, waiver or substitution is reasonable in the circumstances and, except for a waiver, is a fairer measure of performance and is not materially less difficult to satisfy than the original conditions would have been but for the event.

(e)	Individual limits

The value of the bwin.party Shares received under an award will depend on the amount of the VCP pool as described above and the fixed percentage of the pool allocated to the participant. It is intended that the senior executives will each receive a maximum of 10 per cent. of the VCP pool.

Rights under the VCP are not pensionable.

(f)	Leaving employment

Rights under the VCP will lapse when a participant leaves the Combined Group for any reason unless the participant leaves as a good leaver. A good leaver is a participant who leaves as a result of injury, ill health, disability, retirement, redundancy, death, or in circumstances in which the applicable contract of employment or appointment letter provides that he or she will be a good leaver, where there is a sale of the employing business or company, and for other reasons specifically allowed by the Committee. A participant will not be treated as having left the Combined Group until he or she ceases to provide services to the Combined Group (either as an employee or as a consultant).

A participant who leaves the Combined Group as a good leaver before the end of a performance period will be granted an award in respect of the next measurement date which falls immediately after leaving but shall be granted no further awards (unless the Board exercises its discretion to determine that exceptional circumstances apply and that the participant may continue in the VCP). Such granted awards will vest immediately unless the Committee determines that the award should continue until the normal vesting dates. If the participant leaves for any other reason, then all rights under the VCP will lapse.

(g)	Change in control, merger or other reorganisation

On a takeover, scheme of arrangement, merger or other corporate transaction that includes a change of control (each, ‘corporate event’), before a measurement date, the date of the corporate event will be the measurement date and an award will be granted which will vest on the corporate event. Where the corporate event occurs after a measurement date, the award will vest. Alternatively, awards may be exchanged for awards relating to shares in the acquiring company.

(h)	Variations in share capital

Participants will be notified by the Committee where there is a variation in the share capital of the Company, a demerger or a special dividend. Upon such an event, the Committee may adjust all rights under the VCP and the hurdle amount in any way it considers appropriate.

(i)	Rights

Participants will not enjoy any shareholder rights until the bwin.party Shares have been acquired by the participant. Rights under the VCP are not transferable, except on death.

Any bwin.party Shares issued under the VCP will rank equally with shares of the same class and in issue on the date of allotment except in respect of rights by reference to a record date prior to the date of allotment. In addition, treasury shares and shares purchased in the market via an employee benefit trust may be used to satisfy awards.

(j)	Amendments

The Company may amend the VCP as it considers appropriate. However, shareholder approval will be required to amend certain provisions of the VCP if the amendments benefit participants (except for minor amendments to benefit the administration of the VCP, to take account of changes in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment).

This approval requirement relates to eligibility, individual and plan limits, the basis for determining entitlements to shares, rights attaching to shares, rights in the event of a variation in the Company’s share capital, and the amendment powers.

10.5 The Combined Group Employee Share Plans

10.5.1 The BSP

(a)	Summary

Under the BSP, participants will receive a bonus depending on the extent to which the performance targets have been met. A portion of the bonus will be paid in cash and a portion will be deferred in the form of a right to acquire bwin.party Shares, (either in the form of an option or a conditional award of bwin.party Shares).

The performance targets (described below) will be measured at the end of a one year performance period. The bwin.party Shares will vest on a date set by the Board and which may be up to three years after the end of the performance period.

(b)	Operation

It is intended to operate the BSP shortly after Completion. Awards will then be made once in any financial year. However, where employees are recruited or promoted during a financial year, the Board may in its discretion determine that such employees shall participate in respect of that year.

(c)	Eligibility

All employees of the Company or of any subsidiary of the Company (but not Non- Executive Directors) are eligible to participate in the BSP, excluding any employees who have given or received notice of termination of employment (subject to the ability of the Board to determine otherwise). Senior executives and Executive Directors who participate in the BBP will not participate in the BSP.

(d)	Performance targets

The size of the bonus pool will be based on the satisfaction of a combination of company, divisional and individual objective performance measures; subject to the maximum bonus potential as determined by the Board each year.

If an event happens and the Board considers that the performance conditions are no longer appropriate, it may vary, waive or substitute the performance conditions, provided that the variation, waiver or substitution is reasonable in the circumstances and, except for a waiver, is a fairer measure of performance and is not materially less difficult to satisfy than the original conditions would have been but for the event.

(e)	Individual limits

The maximum bonus which may be received by a participant in respect of any one financial year is 150 per cent. of basic salary.

Benefits under the BSP are not pensionable.

(f)	Leaving employment

No bonus is paid where the participant leaves before the end of the performance period. In addition share awards will be forfeited where a participant leaves the Group for any reason before vesting unless the participant leaves as a good leaver.

A good leaver is somebody who leaves as a result of injury, ill-health, disability, retirement, redundancy, death, where there is a sale of the employing business or company, or for other reasons specifically allowed by the Board.

Where a participant leaves the group as a good leaver, their share awards will vest upon leaving (or death). Alternatively, the Board may decide that awards should continue until the original vesting date.

(g)	Change in control, merger or other reorganisation

Share awards will vest on a takeover, scheme of arrangement, merger or other corporate reorganisation. The awards will not be subject to time pro-rating.

(h)	Variations in share capital

Participants will be notified by the Board where there is a variation in the share capital of the Company, a demerger or a special dividend. Upon such an event the Board may adjust the share awards to take account of the impact of the event upon the share awards.

(i)	Rights

Participants will not enjoy any shareholder rights until shares have been acquired by the participant. Rights under the BSP are not transferable, except on death.

Any shares issued under the BSP will rank equally with shares of the same class and in issue on the date of allotment except in respect of rights by reference to a record date prior to the date of allotment.

(j)	Dividend Equivalents

The Board may on vesting award the participant an amount equal in value to the dividends payable in respect of the number of bwin.party Shares acquired on vesting for the period from the date the award was granted until the vesting date.

10.5.2 Global Share Plan (the ‘GSP’)

(a)	Summary

The GSP offers three ways to provide bwin.party Shares to employees: (i) free bwin.party Shares; (ii) bwin.party Shares purchased using contributions from employees; and (iii) free matching bwin.party Shares. The Board has power to decide which, if any, of these types of award should be used. It is currently intended that only purchased and matching bwin.party Shares will be offered on a regular basis.

The Board has the power to set up plans based on the GSP. It is intended that in the UK HMRC approval for the GSP will be sought to enable UK participants to enjoy the tax benefits attaching to this plan. PartyGaming Shareholder approval is also being sought for the establishment of a plan, similar to the GSP, to operate in the US (as required under the regulations applying to such plans). The GSP operates in conjunction with a trust, which will hold shares on behalf of employees.

Benefits under the GSP are not pensionable.

(b)	Eligibility

All employees of the Company and any subsidiaries designated by the Board as participating companies are eligible to join the GSP, if they have worked for the Company or a participating company for a qualifying period determined by the Board, which may not exceed 18 months.

(c)	Free bwin.party Shares

Awards of free bwin.party Shares worth up to a maximum of £3,000 (or equivalent) for Executive Directors and £25,000 (or equivalent) for other eligible employees may be made each year. The award may be subject to performance targets.

The Company has the flexibility to grant different types of free share award including nil cost options, conditional awards of shares and restricted shares where the employee is the owner of the shares from the date of award. Unless otherwise specified all awards have substantially the same terms. This flexibility enables awards to be granted in the most tax efficient manner.

Awards are not transferable, except on death.

(d)	Purchased bwin.party Shares

The GSP provides for participants to be offered the opportunity to purchase shares out of contributions from their pre-tax salary up to a maximum of £1,500 (or equivalent) in each tax year, or 10 per cent. of salary if less.

Participants can stop saving at any stage. The participants’ contributions may be used to buy bwin.party Shares immediately at a price equal to their market value at purchase. Alternatively, contributions may be accumulated for up to 12 months before they are used to buy bwin.party Shares. Where they are accumulated, the price at which they are acquired is the lesser of the price at the beginning of the accumulation period and the end.

(e)	Matching Shares

The GSP provides that where employees buy bwin.party Shares, they may be awarded additional free matching bwin.party Shares by the Company on a matching basis, up to a maximum of two matching bwin.party Shares for each purchased bwin.party Share. Matching bwin.party Shares must be held for a minimum of three years. The type of matching bwin.party Share that may be made and the circumstances in which it may be forfeited are the same as for free bwin.party Share described above.

The GSP may be operated on the basis that if a participant withdraws their corresponding purchased Shares before the three year holding period, the linked matching Shares will be forfeited.

(f)	Dividends

Where a participant is the beneficial owner of bwin.party Shares awarded under the GSP, dividends will accrue in the normal way. Where participants hold rights to bwin.party Shares, the Board may on vesting award the participant an amount equal to the value of dividends which would have been payable in the bwin.party Shares during the relevant holding period.

(g)	Leaving Employment

Generally, awards of free bwin.party Shares and matching bwin.party Shares must be held for a period of three years at the discretion of the Company. If a participant leaves employment with the Group, their bwin.party Shares generally lapse unless they leave as a good leaver. This includes leaving through death, retirement, redundancy, injury or disability, or their employing company or business being sold out of the group.

The participant can withdraw purchased bwin.party Shares from the GSP at any time.

(h)	Voting and other rights

Participants who hold restricted and purchased bwin.party Shares may direct the trustees as to how to exercise the voting rights attributable to the bwin.party Shares held on their behalf. The trustees will not exercise the voting rights unless they receive the participant’s instructions. Participants who hold other types of award will not have any voting rights.

Awards made in the form of conditional share awards or nil cost options will not enjoy any shareholder rights until the bwin.party Shares have been acquired by the participant.

Any bwin.party Shares issued under the GSP will rank equally with bwin.party Shares of the same class and in issue on the date of allotment except in respect of rights by reference to a record date prior to the date of allotment.

(i)	Variations in share capital

Where participants hold rights to bwin.party Shares they will be notified by the Company where there is a variation in the share capital of the Company, a demerger or a special dividend. Upon such an event the Company may adjust the awards in any way it considers appropriate to take account of the impact of the event upon the awards.

(j)	ESPP

The US section of the GSP (the ESPP) is designed to qualify as a share purchase plan for the purposes of the US Revenue Code. Under the relevant legislation, eligible employees of participating companies in the Group may be invited to apply for options to acquire bwin.party Shares at an exercise price fixed at the date of grant.

A participant is required to make savings from pay, typically over a period of between 6 and 24 months. The savings may be used to exercise the related option at the end of the relevant option period. The exercise price per bwin.party Share payable on exercise of an option may not be less than 85 per cent of the market value of a bwin.party Share on the date of grant. The maximum number of bwin.party Shares over which an option is granted will be such that the total exercise price payable will correspond to the total savings payable from the savings arrangement at the end of the savings period (subject to a statutory limit).

An option will be exercised automatically on the exercise date specified by the Board at the time of grant which may be no later than 60 days following the relevant anniversary of the date of grant unless the participant has left employment or withdrawn from the ESPP before that date. Options normally lapse if a participant leaves employment. However, if the employment ends by reason of disability, retirement or death, the participant (or executor or heir) may retain the option until the normal exercise date (although he may not make any further savings contributions) and his option shall be exercised over such number of bwin.party Shares as may be acquired at the exercise price together with the savings made up to the date of death or cessation of employment.

Options will be automatically exercised following a takeover, scheme of arrangement or winding-up of the Company.

In the event of a variation in the share capital of the Company, including a rights issue or a sub-division or consolidation of the share capital, the number of bwin.party Shares subject to the awards may be adjusted as appropriate.

10.6 The Existing PartyGaming Employee Share Plans

The existing PartyGaming employee share plans are described below (other than the ESOP, under which all options will lapse immediately prior to the Merger, to the extent unexercised). Existing options and awards under the Nil-Cost Plan, the All-Employee Plan and the PSP will continue in force in relation to bwin.party Shares following Completion (save that in the case of the PSP, the performance targets will be crystallised as at Completion (by reference to performance up to the PartyGaming EGM) and awards will continue over the crystallised number of bwin.party Shares) but no further grants will be made under these plans.

The total number of options and awards outstanding under the existing PartyGaming employee share plans as at 17 December 2010 (the last practicable date prior to the date of this document) amounted to 32,825,695 PartyGaming shares, representing 7.4 per cent. of the issued ordinary share capital of PartyGaming.

10.6.1 The All-Employee Plan

Under the All-Employee Plan, options may be granted to employees of PartyGaming, excluding executive directors of PartyGaming Plc. Options are granted to acquire shares of PartyGaming Plc at their market value when the option is granted. The aim of the All-Employee Plan is to align the interests of employees with those of shareholders. There are no performance conditions attached to options granted prior to Completion under the terms of the All-Employee Plan. Unexercised options under the All-Employee Plan will not be affected by the Merger but will continue in force after Completion in relation to bwin.party Shares.

The market value of shares over which options may be granted to an employee in respect of any year will normally be up to maximum of 170 per cent. of salary, as at the time of grant. In exceptional circumstances, the All-Employee Plan rules allow option grants up to an absolute maximum of 300 per cent. of salary.

The basis on which options will become exercisable will be determined by the Committee or the trustee of the PartyGaming Employee Trust (the ‘Trustee’) at the time of grant. Initial options for new joiners will generally vest in instalments over a three-year period and subsequent grants vest half after 2.5 years and half after three years.

If a participant leaves employment, vested options will be exercisable for a limited period and unvested options will lapse. However, if employment ends because of ill-health, injury or disability, death, sale of the employing company or business, redundancy or for any other reason specifically allowed by the Committee or the Trustee, an option will, unless the Committee or the Trustee decide otherwise, be exercisable for a limited period. The number of shares in respect of which the option can be exercised will be reduced on a pro rata basis to take account of early termination.

If there is a takeover or scheme of arrangement involving a change of control of the Company, options will become exercisable immediately for a limited period. The number of shares in respect of which the option can be exercised will be reduced on a pro rata basis to reflect the period from the date of grant to the first anniversary of the relevant event as a proportion of the full vesting period. Alternatively, participants may be allowed or required to exchange their options for similar options over shares in the acquiring company. If an option is exchanged and the participant leaves employment for any reason during the next 12 months, his or her option will be exercisable for a limited period. The number of shares in respect of which the option can be exercised will be pro rated on the basis described in the preceding paragraph. The Merger will not have the effect of triggering options granted under the All-Employee Plan because it does not involve a change of control of PartyGaming.

10.6.2 PSP

Under the PSP, shares have been conditionally awarded annually since 2007 to executive directors and senior executives of PartyGaming. Subject to the following paragraph, vesting of such awards is subject to PartyGaming’s three-year total shareholder return (‘TSR’) performance relative to a group of selected competitors and continued employment. Awards made in 2008 and 2009 will vest subject to TSR performance compared to the median TSR of a sector comparator group comprising Ladbrokes, William Hill, Sportingbet, bwin, 888 Holdings, Paddy Power, Stanley Leisure, Unibet and Cryptologic. The threshold for vesting, at which 25 per cent. will vest, will be TSR equalling the median, rising on a straight-line basis to 100 per cent. vesting if TSR exceeds the median by 10 per cent. per annum calculated over the three-year period. The awards made in 2007 have lapsed due to a failure to meet the performance conditions over the period 1 January 2007 to 31 December 2009. For the awards made in 2010, the vesting of 50 per cent. of an award is dependent on the Company’s three-year TSR performance against the FTSE250 (excluding investment trusts) and the remaining 50 per cent. upon the TSR performance against the market-capitalised mean of a sector comparator group of 888 Holdings, 32Red, bwin, Betsson, Cryptologic, Gigamedia, Paddy Power, Playtech, Rank Group and Scientific Games, Sportingbet and Unibet. The threshold for vesting, at which 25 per cent. of each element of an award will vest, will be if the TSR equals the relevant TSR benchmark, rising on a straight-line basis of 100 per cent. vesting if TSR exceeds the relevant benchmark by 10 per cent. per annum calculated over the three-year period. Awards can only vest if, in addition to satisfaction of the TSR performance target, the

Remuneration Committee is satisfied that actual TSR performance over the three-year period is a genuine reflection of the Company’s performance.

Unvested awards will normally lapse if the participant leaves employment. However, if employment ends because of ill-health, injury or disability, sale of the employing company or business, redundancy or for any other reason specifically allowed by the Committee or the Trustee, an award will, unless the Committee or the Trustee decide otherwise, continue and will vest subject to satisfaction of the performance condition over the performance period. The number of shares vesting will be reduced on a pro rata basis to take account of early termination. If a participant dies, his or her awards will vest immediately and will only be pro rated for time, unless the Committee or the Trustee decide otherwise.

If there is a takeover or scheme of arrangement, awards will vest immediately to the extent the performance condition has been satisfied. The number of shares vesting will be reduced on a pro rata basis to take account of early vesting. Alternatively, participants may be allowed or required to exchange their awards for similar awards over shares in the acquiring company. The Merger will not have the effect of triggering awards under the PSP because it does not involve a change of control of PartyGaming. However, the Remuneration Committee has exercised its powers under the rules to determine the performance condition relating to awards under the PSP at the date of the Merger so that these awards will, if the Merger becomes effective, continue in force until their normal vesting dates (subject to the rules) by reference to a crystallised number of Shares. The precise number will be based on the average share price performance over the three month period up to the EGM. Based on average share price performance over the portion of the three month period up to 17 December 2010 (being the last practicable date before the publication of this document), the number of Shares that will be crystallised under awards (expressed as a percentage of the Shares comprised therein) will be as follows: October 2008 awards (85 per cent); April 2009 awards (100 per cent); September 2009 awards (94 per cent); and April 2010 awards (14 per cent). As an exception to the above, the performance conditions of Martin Weigold’s PSP award vesting on 31 March 2011 will be tested as at 31 December 2010 and this award is therefore unaffected by the Merger.

10.6.3 Nil-Cost Plan (‘Nil-Cost Plan’)

The purpose of the Nil-Cost Plan is to reward and incentivise employees and self-employed consultants of the Group, including the Executive Directors. Each option takes the form of a right to acquire Shares. Since the implementation of the ESOP and the PSP, options granted under the Nil-Cost Plan have only been made for key hire or retention purposes.

The Board or the Trustee (acting on the recommendation of the Board) may grant options at any time subject to any dealing prohibition. The Board or the Trustee is responsible for determining the exercise price, if any, and vesting schedule applicable to the options. All Options awarded under the Nil-Cost Plan have been granted to acquire Shares at nil-cost on exercise. Options generally vest on a phased basis over a four to five year period, subject to continued employment or consultancy and in some instances subject to performance conditions.

Vested options may be exercised at any time between the relevant vesting date and the tenth anniversary of the date of grant, except at times when a participant is prohibited from dealing in Shares. Options will lapse automatically ten years after the date of grant.

Subject to any other arrangements specified in a participant’s option grant letter, if a participant ceases for any reason to be an employee or consultant of the Group at any time: (i) his option shall lapse in respect of any unvested Shares; and (ii) the participant must exercise his option in respect of vested Shares within 30 days of such cessation (subject to extension to provide a minimum open period for trading), after which date the option will lapse.

On a change of control of the Company, subject to the consent of the acquiring company, options will be exchanged for equivalent rights in respect of the acquiring company’s shares. If a participant ceases to be employed or engaged by the Group within the first year following the change of control, the participant may exercise any vested replacement rights as at the date of the change of control and such additional number of replacement rights as would have vested during that year. If the acquiring company does not consent to the exchange, or the Board otherwise exercises its discretion to determine that options should not be exchanged, options may be exercised during such period as the Board determines in respect of interests which have vested as at the date of the change of control plus such number of additional interests as would have vested during the period of one year following the change of control. The change of control provisions in the Nil-Cost Plan will not be triggered as a result of the Merger and outstanding options will continue in force following Completion on their existing terms.

10.7 The Rollover Option Plan

The purpose of the Rollover Option Plan is to effect the grant of rollover options over bwin.party Shares to replace options granted under the bwin Option Plans. Options over shares of bwin Interactive Entertainment AG that remain unexercised at Completion will be rolled over into equivalent options over bwin.party Shares on terms which reflect the exchange ratio enjoyed by bwin Interactive Entertainment AG shareholders but otherwise reflect the underlying terms of those options. The Rollover Option Plan generally replicates the commercial terms of the bwin Option Plans, save that the exercise price will be expressed in pounds (£) and not Euros (€). The introduction of the Rollover Option Plan is conditional on passing the resolution to approve the Merger and the Merger becoming effective.

The total number of options outstanding under the bwin Option Plans as at 17 December 2010 (the last practicable date prior to the date of this document) amounted to 2,868,585 bwin shares representing 7.95 per cent. of the issued ordinary share capital of bwin.

The bwin ESOP was introduced in 2000 and unexercised options have been granted in several tranches between 2000 and 2010 at exercise prices of between €1.50 and €67.92 per share of bwin Interactive Entertainment AG. The exercise price of these options is equivalent to the market value of the shares (5-day average) at the time the options were granted. The bwin ESOP rules were revised during the financial year 2005 and the exercise periods were extended. Under the exercise provisions in effect since then, one fifth of the options granted may each be exercised after a period of one year from grant. All options issued have a maximum term of ten years. The options granted under the bwin ESOP are not transferable.

The arrangements relating to bwin Management Options were introduced in 2003 and options have been granted in several tranches between 2003 and 2007 at exercise prices of between €17.41 and €27.28 per share of bwin Interactive Entertainment AG. The options have a term of ten years from the time the exercise conditions for the relevant financial year are met. The exercise price and vesting conditions are linked to the performance of the market value of shares of bwin Interactive Entertainment AG. Subject to the vesting conditions being met (essentially a 26 per cent. annual increase in the market value of shares of bwin Interactive Entertainment AG in the first, second, and third year after the granting), one third of the options have vested in each of the years 2008, 2009 and 2010. The management options granted to Mr Bodner and Mr Teufelberger have been transferred to New Media Gaming and Holding Limited.

On the basis of an exchange ratio under the Merger of 12.23 bwin.party Shares for each Existing bwin Share, all options under the bwin Option Plans (except as stated below in respect of one senior executive) will be rolled over into an aggregate of 35,082,795 options under the Rollover Option Plan, at exercise prices between £0.06 and £3.12 (indicative figures only, based on the Euro/Sterling foreign exchange rate as at 17 December 2010. Final exercise prices will reflect the Euro/Sterling foreign exchange rate as at the business day prior to the Merger Effective Date.)

Options granted to a senior executive have become vested as a result of the announcement of the Merger on 29 July 2010. Half of this senior executive’s options will be rolled over into options over bwin.party Shares under the Rollover Option Plan. This senior executive has received a cash settlement in respect of the other half of his options.

Subject to the Merger becoming effective, no further options will be granted under the bwin Option Plans, and no options will be granted under the Rollover Option Plan other than in connection with the rollover of the bwin Option Plans.

Other key features of the Rollover Option Plan are as follows:

-

the exercise price of each option will reflect the exercise price of the option for bwin Interactive Entertainment AG shares that it replaces, subject to the conversion of the original euro exercise price into sterling by reference to the spot sterling/euro exchange rate (as published in the UK Financial Times) on the business day prior to the Merger Effective Date; and

-

replacement options granted under the Rollover Option Plan will vest, and lapse, on the same date and in the same circumstances as the underlying option for bwin Interactive Entertainment AG shares would have vested and lapsed.

11.	Pensions
(I) 15.2
11.1 PartyGaming Plc

In the year ended 31 December 2009, PartyGaming did not accrue or set aside any amounts for the provision of pension, retirement or similar benefits to any of its Existing Directors.

PartyGaming does not offer a pension plan to, or make any pension contributions for the benefit of, the directors or employees in Gibraltar. Due to the advantageous personal tax rules applicable in Gibraltar, PartyGaming has provided the facility for one employee nearing retirement to exchange their bonus award for a one-off equivalent company contribution into their private pension.

PartyGaming does however offer statutory minimum pension plans, where applicable, to employees based in other jurisdictions in which it has employees. The statutory pension plans are defined contribution plans and only the minimum mandated employer contributions are provided. The only exceptions where employer contributions are made in excess of statutory requirements are within WPT Enterprises, Inc. (‘WPT’) in the US and in the UK in respect of Cashcade Limited and its subsidiary, Herotech Limited (together ‘Cashcade Group’). WPT operates a defined contribution plan for salaried full time employees, for which there is an employer match of employee contributions up to a maximum of $9,800. The matching arrangements for the WPT pension plan are not direct and the company will match 100 per cent. of the first three per cent. of employee contributions, 50 per cent. of next 1 per cent., and 50 per cent. of next 1 per cent., an employee will need to contribute 5 per cent. of their salary to participate in the full match. Cashcade Group operates for salaried employees a stakeholder pension with a direct employer match of employee contributions up to five per cent. of salary.

11.2 bwin.party

The Company does not intend to implement any new pensions arrangements as a result of the Merger and intends to continue with the policy described above at 11.1.

12.	Subsidiaries, investments and principal establishments

12.1 PartyGaming Plc

The Company is a holding company of PartyGaming whose principal subsidiaries and subsidiary undertakings prior to Admission of the Company are as follows:

(a)	Subsidiaries and subsidiary undertakings

Name	Country of incorporation	Percentage held by PartyGaming Plc or its subsidiary	Field of activity

Bay Management Limited	Gibraltar	100	Management and IT services
Cashcade Limited	United Kingdom	100	Marketing services
ElectraGames Limited	Gibraltar	100	IT services
ElectraWorks Limited	Gibraltar	100	Online gaming
ElectraWorks (Alderney) Limited	Channel Islands	100	IT services
ElectraWorks (France) Limited	France	100	Online gaming
EZE International Limited	Gibraltar	100	Transaction services
GB Services Eood	Bulgaria	100	IT and customer support services
iGlobalMedia Entertainment Limited	Gibraltar	100	Online gaming
iGlobalMedia Marketing (Gibraltar) Limited	Gibraltar	100	Marketing services
iGlobalMedia Marketing (Israel) Limited	Israel	100	Marketing support services
iGlobalMedia Marketing (UK) Limited	United Kingdom	100	Marketing support services
IVY Comptech Private Limited	India	100	IT and customer support services
Kaiane Services SAS	France	100	IT and software services
PartyGaming IA Limited	Bermuda	100	Intangible asset management
Paytech International Limited	Gibraltar	100	Transaction services
PB (Italia) Srl	Italy	100	Online gaming
PGB Limited	Gibraltar	100	Online gaming
PKR Services Limited	Gibraltar	100	Transaction services
WPT Enterprises Inc	United States	100	Land-based poker events

(b)	Principal establishments

The following are the principal establishments of PartyGaming:

Name and location	Type of facility	Tenure

711 Europort, Gibraltar	Corporate headquarters	Leasehold

2nd Floor Regal House Queensway, Gibraltar	Corporate headquarters	Leasehold

Unit B, 3rd Floor, Regal House Queensway, Gibraltar	Corporate headquarters	Leasehold

Units C & D, Ground Floor, Regal House, Queensway, Gibraltar	Corporate headquarters	Leasehold

King William Street, London	Marketing support services and investor relations	Leasehold

S Cyber Spazio (Units 103 to 108 & 201 to 210), Road No. 2, Banjara Hills, Hyderabad - 500034, Andhra Pradesh, India	IT and customer support	Leasehold

24 Kapitan Dimitar Spisarevski Street, Floor 6, ENIKOMM office building, 1592 Iskar (Druzhba 1), Sofia, Bulgaria	IT and customer services	Leasehold

48 Menachem Begin Way, 16th Floor, Tel-Aviv, Israel - 66180	Marketing support services	Leasehold

All of PartyGaming’s leases are short-term.

12.2 bwin Interactive Entertainment AG

bwin Interactive Entertainment AG is the holding company of bwin. The principal subsidiaries and subsidiary undertakings of bwin Interactive Entertainment AG are as follows:

(a)	Subsidiaries and subsidiary undertakings

Name	Country of incorporation	Percentage held by bwin Interactive Entertainment AG or its subsidiary	Field of activity

BES SAS*	France	75	Online Gaming
Billares Olimpo S.L.*,	Spain	100	Retail Gaming
bwin (Beijing) Management and Consulting Co. Ltd.	China	100	Business development
bwin Argentina SA+	Argentina	100	Online Gaming
bwin European Markets Holding S.p.A.	Italy	100	IT Services, Marketing Services B2B, Business Development
bwin Games AB.	Sweden	100	IT Services
bwin Interactive Marketing España	Spain	100	Marketing Services
bwin Interactive Marketing UK Ltd.	United Kingdom	100	Marketing Services
bwin International Ltd.	Gibraltar	100	Online Gaming
bwin Italia S.r.l.	Italy	100	Online Gaming
bwin Mexico S.A. de C.V.	Mexico	80	Online Gaming
bwin Services AG	Austria	100	IT Services, Marketing Services, other ancillary gaming Services

Name	Country of incorporation	Percentage held by bwin Interactive Entertainment AG or its subsidiary	Field of activity

COR Payment Solutions GmbH.*	Austria	100	Payment services
CQR UK Payment Solutions Ltd.*	United Kingdom	100	Payment services
DSG Deutsche Sportwett GmbH			Gaming and online Gaming
Gioco Digitale Italia S.r.l.*	Italy	100	Online Gaming
Immunopharma BV.*	Netherlands	51	MMOG service provider
Infield-serviços de Consultoria e	Portugal	100	Marketing Services
Marketing, Unipessoal Lda.
Ongame Future AB.*	Sweden	100	Online Gaming – dormant
Ongame Holding Malta Ltd.*	Malta	100	Online Gaming – dormant
Ongame International Malta Ltd.*	Malta	100	Online Gaming – dormant
Ongame Network Ltd.	Gibraltar	100	Poker B2B service provider
SA Online Handelsbolag.*	Sweden	100	Marketing Services
TC Invest AG.	Austria	100	Payment services
UnitedGames BV.*	Netherlands	51	MMOG service provider
UnitedGames Holding BV.	Netherlands	51	MMOG service provider
Vincento Payment Solutions (UK) Ltd.*	United Kingdom	100	Payment services
Websports Entertainment Marketing Services GmbH.	Austria	100	Marketing Services
Winners Apuestas, S.A.	Spain	100	Retail Gaming

*	Indirectly owned.
+	Directly and indirectly owned.

(b)	Unconsolidated entities

The following are unconsolidated entities of bwin:

Name	Country of incorporation	Percentage held by bwin Interactive Entertainment AG or its subsidiary	Field of activity

Southern Gem Ltd.	British Virgin Islands	100	Dormant
Pegasus Pferdewetten GmbH	Germany	100	Dormant
bwin Interactive Entertainment SA (Pty) Ltd.	South Africa	20*	Dormant
Lekker Betting and Gaming (Pty) Ltd.	South Africa	90	Online Gaming – Dormant
Drachenfelssee 421. VV GmbH	Germany	100	Dormant

*	Based on existing contractual relationships (put-options) bwin Interactive Entertainment AG is able to control, in substance, 100 per cent. of bwin Interactive Entertainment SA (Pty) Ltd.

(c)	Principal investments

The following are the principal investments of bwin:

Name	Country of incorporation	Percentage held by bwin Interactive Entertainment AG or its subsidiary	Field of activity

bwin e.K.	Germany	50.00	Online Gaming
Betbull Holding SE	United Kingdom	37.87	Land-based gaming and Online Gaming
Sajoo SAS	France	45	Online Gaming

(d)	Principal establishments

The following are the principal establishments of bwin:

Name and location	Type of facility	Tenure

Börsegasse 11, A-1010 Vienna	Corporate Headquarter, Finance, Marketing	Leasehold
Marxergasse 1B, A-1030 Vienna	IT services, Customer services, Payment services	Leasehold
Suite 611 Europort, Gibraltar	Bookmaking, Customer services, B2B services	Leasehold
Klarabergsviadukten 82, 11164 Stockholm	IT services	Leasehold
Via Gian Battista Vico, 42, 20123 Milano	Online gaming, Finance, marketing, business Development	Leasehold

12.3 bwin.party

Following Completion, bwin.party will be the holding company of the Combined Group. On a Combined Group basis, the Directors believe that the subsidiaries, principal investments and principal establishments of the Combined Group will be those set out in paragraphs 12.1 and 12.2 of this Part 9.

13.	Material contracts and banking facilities

13.1 PartyGaming Plc

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company or another member of PartyGaming: (i) within the two years immediately preceding the date of this document which are, or may be, material to the Company or another member of PartyGaming, and (ii) at any other time and contain provisions under which the Company or any member of PartyGaming has an obligation or entitlement which is, or may be, material to the Company or any member of PartyGaming as at the date of this document:

13.1.1 The Merger Implementation Agreement

PartyGaming Plc and bwin Interactive Entertainment AG have entered into a merger implementation agreement dated 29 July 2010 (the ‘Merger Implementation Agreement’) which contains mutual undertakings and assurances in relation to the parties’ commitment to implement the Merger and related matters, including provisions governing the conduct of business of bwin and PartyGaming and other transaction protection measures.

The Merger is conditional upon the following Conditions, among others:

(a)	approval of the Existing PartyGaming Shareholders and the Existing bwin Shareholders at the PartyGaming EGM and the bwin EGM, respectively;

(b)	the Commercial Register Vienna having issued the Austrian Pre-Merger Legality Certificate;

(c)	the Merger being sanctioned by the Court;

(d)	the Effective Date having occurred;

(e)

the UK Listing Authority having agreed to admit the New Shares and to re-admit the Existing PartyGaming Shares to the Official List (premium listing) and the London Stock Exchange having agreed to admit the New Shares and to re-admit the Existing PartyGaming Shares to trading on its main market for listed securities; and

(f)	antitrust approval in Romania and in any other jurisdiction where completion would be unlawful or otherwise prohibited without such approval from the relevant antitrust authorities.

Completion will not take place unless these Conditions, alongside the other conditions, have been satisfied (or, if capable of waiver, waived in writing) by 6.00 p.m. (CET) on the Longstop Date or such later date as PartyGaming Plc and bwin Interactive Entertainment AG may agree and (if required) the Court may approve. There is no guarantee that these (or other) Conditions will be satisfied or, if appropriate, waived.

Each of PartyGaming Plc and bwin Interactive Entertainment AG agrees that it shall not directly or indirectly solicit or initiate or otherwise seek to procure any transaction which is intended to enable a third party to acquire all or a material proportion of its issued share capital or business, or which would result in a third party acquiring 30 per cent. or more of its voting rights or would otherwise be inconsistent with the implementation of the Merger (a ‘Competing Proposal’). Each of PartyGaming Plc and bwin Interactive Entertainment AG further agrees that it shall not disclose information to any third party in connection with a possible Competing Proposal other than as required by applicable law or regulation, or the company’s constitutional documents or where necessary to ensure compliance with the fiduciary duties of the PartyGaming Directors or the bwin Directors (as applicable). The Merger Implementation Agreement also contains a right for each of PartyGaming Plc and bwin Interactive Entertainment AG to match any Competing Proposal made in relation to the other party.

PartyGaming Plc has undertaken to pay to bwin Interactive Entertainment AG the sum of £10.6 million and bwin Interactive Entertainment AG has undertaken to PartyGaming Plc the sum of €12.7 million in certain circumstances, including if:

(a)

the PartyGaming Board or bwin Board, as appropriate, fails to recommend the Merger, or withdraws, qualifies or modifies the terms of its recommendation, or resolves to recommend a Competing Proposal; and

(b)	a Competing Proposal in relation to PartyGaming or bwin, as appropriate, is announced, and such Competing Proposal or any other Competing Proposal subsequently becomes effective, becomes or is declared unconditional in all respects or is otherwise completed.

The Merger Implementation Agreement may be terminated as follows:

(a)	as agreed in writing between PartyGaming Plc and bwin Interactive Entertainment AG at any time prior to the Effective Date;

(b)	if the Merger is not sanctioned by the Court or the PartyGaming Resolutions are not approved at the PartyGaming EGM;

(c)	if the bwin Resolutions are not approved at the bwin EGM;

(d)

by either party if at any time prior to satisfaction or waiver (as the case may be) of the Conditions there is a Competing Proposal which subsequently becomes effective, becomes or is declared unconditional in all respects or is otherwise completed resulting in more than 50 per cent. of the issued share capital of the other party becoming controlled by a third party which is not acting in concert with the party terminating the Merger Implementation Agreement;

(e)	by either party if any antitrust authority that is competent to review the Merger and its implementation opens an in-depth second stage of its review process;

(f)	by either party if at any time prior to satisfaction or waiver (as the case may be) of the Conditions the other party commits a material breach of the Merger Implementation Agreement;

(g)

by either party if at any time after the date of this document but prior to the satisfaction or waiver (as the case may be) of the Conditions the price of both parties’ shares is such that the ratio of the market capitalisation of one party to the market capitalisation of the other party is 70:30 or greater; or

(h)	if the Effective Date has not occurred by the Longstop Date or such later date (if any) as the parties may agree and (if required) the Court may approve.

13.1.2 The PartyGaming Relationship Agreement

The Principal PartyGaming Shareholders entered into a relationship agreement with the Company on 29 July 2010 (the ‘PartyGaming Relationship Agreement’). As a related party transaction (as defined in the Listing Rules), the PartyGaming Relationship Agreement will become effective conditional upon approval by the Existing PartyGaming Shareholders (other than the Principal PartyGaming Shareholders) at the PartyGaming EGM. Conditional upon such approval, the PartyGaming Relationship Agreement will replace the existing relationship agreement dated 14 June 2005 which was entered into by the same parties (and others) at the time of the Company’s initial public offering. For the purposes of the PartyGaming Relationship Agreement, an independent director is a Director who is independent for the purposes of the Combined Code and such other person as may be determined by a majority of the other independent directors to be an independent director. The persons who, at the date of this document, are independent directors for the purposes of the PartyGaming Relationship Agreement are Tim Bristow and Lewis Moonie. The terms of the PartyGaming Relationship Agreement, which are in addition to the requirements imposed by the Listing Rules (including requirements relating to transactions between PartyGaming and any related parties), include provisions to the following effect:

(a)	for so long as the Principal PartyGaming Shareholders and their associates together have a direct or indirect interest in:

	(i)	ten per cent. or more of the issued share capital of the Company during the period from the conclusion of the PartyGaming EGM up to Completion; or

	(ii)	five per cent. or more of the issued share capital of the Company from Completion,

they shall together be entitled to nominate a suitable person for appointment to the Board one non-executive director (a ‘Nominated Director’) and, at all times while they have a Nominated Director, to receive such information concerning the Company and its business as may reasonably be requested from time to time. These rights shall terminate upon the Principal PartyGaming Shareholders and their associates ceasing collectively to have an interest in the relevant percentages of the Company’s share capital, whether or not they later acquire such interest.

The Nominated Director shall be entitled to attend as an observer at every meeting of the Remuneration Committee (save where the Company has reasonable grounds for preventing such attendance) and every meeting of the Ethics Committee.

The Principal PartyGaming Shareholders shall together have the right to remove any Nominated Director appointed by them from office and upon the exercise of such right shall indemnify the Company in full against any claim arising from such removal. Unless the Principal PartyGaming Shareholders give notice that they do not wish the Nominated Director they have appointed to be nominated for re-election, at the time that director is required to resign and seek re-election the Company shall ensure that the director concerned is recommended for re-election. If a Nominated Director resigns, is not re-elected as a director or is removed by the Principal PartyGaming Shareholders, the Principal PartyGaming Shareholders shall have the right to nominate a replacement Nominated Director.

Provided that a Principal PartyGaming Shareholder and/or its associates holds a direct or indirect interest in:

	(i)	ten per cent. or more of the issued share capital of the Company during the period prior to Completion; or

	(ii)	six per cent. or more of the issued share capital of the Company from Completion,

where such Principal PartyGaming Shareholder and/or its associates transfers 12 per cent. or more of the issued share capital of the Company during the period prior to Completion (or six per cent. or more of the issued share capital of the Company during the period after Completion) to a person or group of persons (the ‘Transferee’), the relevant Principal PartyGaming Shareholder may assign all (but not some only) of their rights referred to above to that Transferee, provided, among other things, that the Transferee is not a material competitor of the Company and has agreed to be bound by certain provisions of the PartyGaming Relationship Agreement. The Transferee shall not have the right to subsequently assign his rights under the PartyGaming Relationship Agreement to any other person;

(b)	if any Principal PartyGaming Shareholder proposes to effect any sale, transfer or other disposal of any Existing PartyGaming Shares or, following Completion,

bwin.party Shares (a ‘Disposal’), such Principal PartyGaming Shareholder undertakes to:

	(i)	provide the Company with as much notice as is reasonably practicable but in any event not less than four days’ prior notice of the proposed Disposal;

	(ii)	conduct such Disposal having such regard as is reasonable to the Company’s desire to ensure an orderly market for its shares,

provided that such restrictions shall not apply to a proposed Disposal that, when taken together with other Disposals effected in the 90 days prior to such proposed Disposal, would not reduce the holding of the relevant Principal PartyGaming Shareholder by more than 0.5 per cent. of the Company’s issued share capital;

(c)

for so long as a Principal PartyGaming Shareholder and its associates collectively have a direct or indirect interest in shares in the capital of the Company representing not less than five per cent. of the Company’s issued share capital, the Company undertakes to reasonably consider any request from such Principal PartyGaming Shareholder for assistance with any marketed offering of all or part of the shares in the capital of the Company held by such Principal PartyGaming Shareholder and/or its associates;

(d)

if any member of the Group intends to enter into or vary any contract or arrangement with any of the Principal PartyGaming Shareholders or their associates, or take such other action which the independent directors reasonably determine may give rise to a conflict or a potential conflict of interest between the Combined Group and any of the Principal PartyGaming Shareholders or their associates (a ‘Conflicted Transaction’), unless the independent directors agree otherwise, any Nominated Director appointed by the Principal PartyGaming Shareholders to which such Conflicted Transaction relates shall not be permitted to (i) vote on any resolution of the Board relating to such Conflicted Transaction; or (ii) unless the Chairman determines otherwise, receive confidential information relating to the Conflicted Transaction;

(e)

each of the Principal PartyGaming Shareholders agrees to maintain, and agrees to procure (to the extent it is reasonably able) that its associates maintain, the confidentiality of the Combined Group’s confidential information received or held by that person, and may only disclose such information in certain prescribed circumstances (including where required by law or regulation) or to certain categories of third parties (such as legal, accounting, insurance and other professional advisers) or with the prior consent of the Company;

(f)

each of the Principal PartyGaming Shareholders undertakes that they shall not, and shall procure (to the extent they are reasonably able) that each of their respective associates shall not, directly or indirectly, acquire or invest in more than:

(i)

ten per cent. in aggregate of any class of securities of any company which is involved in the business of online gaming or is otherwise in competition with any of the online gaming businesses of the Combined Group in existence as at the date of the PartyGaming Relationship Agreement; or

(ii)

three per cent. in aggregate of any securities in issue of any company, the shares of which are traded on a regulated market, in an online gaming sector comparator group which is notified by the Company to the Principal PartyGaming Shareholders from time to time, each a ‘Competing Business’.

These restrictions shall not prevent a Principal PartyGaming Shareholder (or one of its associates) from:

(i)	being involved with a payment processing business (including software development for such a business), a role playing game services business or a ‘bricks and mortar’ gambling business; or

(ii)

acquiring or investing in a Competing Business at any time when such Principal PartyGaming Shareholder has no Nominated Director on the Board and has waived any future right to appoint a Nominated Director, or no longer holds sufficient shares in the Company to be able to make such appointment; or

(iii)	taking a passive interest in an investment portfolio entity where such Principal PartyGaming Shareholder has no control or influence over the management of such entity.

13.1.3 The bwin Relationship Agreement

The Principal bwin Shareholders entered into a relationship agreement with the Company on 29 July 2010 (the ‘bwin Relationship Agreement’). The bwin Relationship Agreement will become effective upon Completion. For the purposes of the bwin Relationship Agreement, an independent director is a Director who is independent for the purposes of the Combined Code and such other person as may be determined by a majority of the other independent directors to be an independent director. The persons who, at the date of this document, are independent directors for the purposes of the bwin Relationship Agreement are Tim Bristow and Lewis Moonie. The terms of the bwin Relationship Agreement, which are in addition to the requirements imposed by the Listing Rules, include provisions to the following effect:

(a)

for so long as the Principal bwin Shareholders and their associates together have an interest in five per cent. or more of the issued share capital of the Company they shall together be entitled to nominate a suitable person for appointment to the Board one non-executive director (a ‘Nominated Director’), it being understood that the first such Nominated Director is Manfred Bodner, and, at all times while they have a Nominated Director, to receive such information concerning the Company and its business as may reasonably be requested from time to time. These rights shall terminate upon the Principal bwin Shareholders and their associates ceasing collectively to have an interest in five per cent. or more of the Company’s share capital, whether or not they later acquire such interest.

The Principal bwin Shareholders shall together have the right to remove any Nominated Director appointed by them from office and upon the exercise of such right shall indemnify the Company in full against any claim arising from such removal. Unless the Principal bwin Shareholders give notice that they do not wish the Nominated Director they have appointed to be nominated for re-election, at the time that director is required to resign and seek re-election the Company shall ensure that the director concerned is recommended for re-election. If a Nominated Director resigns, is not re-elected as a director or is removed by the Principal bwin Shareholders, the Principal bwin Shareholders shall have the right to nominate a replacement Nominated Director.

Provided that a Principal bwin Shareholder and/or its associates holds a direct or indirect interest in six per cent. or more of the issued share capital of the Company, where such Principal bwin Shareholder and/or its associates transfers six per cent. or more of the issued share capital of the Company to a person or group of persons (the ‘Transferee’), the relevant Principal bwin Shareholder may assign all (but not some only) of their rights referred to above to that Transferee, provided, among other things, that the Transferee is not a material competitor of the Company and has agreed to be bound by certain provisions of the bwin Relationship Agreement. The Transferee shall not have the right to subsequently assign his rights under the bwin Relationship Agreement to any other person;

(b)	if any Principal bwin Shareholder proposes to effect any sale, transfer or other disposal of any bwin.party Shares (a ‘Disposal’), such Principal bwin Shareholder undertakes to:

	(i)	provide the Company with as much notice as is reasonably practicable but in any event not less than four days’ prior notice of the proposed Disposal;

	(ii)	conduct such Disposal having such regard as is reasonable to the Company’s desire to ensure an orderly market for its shares,

provided that such restrictions shall not apply to a proposed Disposal that, when taken together with other Disposals effected in the 90 days prior to such proposed Disposal, would not reduce the holding of the relevant Principal bwin Shareholder by more than 0.5 per cent. of the Company’s issued share capital;

(c)

for so long as a Principal bwin Shareholder and its associates collectively have a direct or indirect interest in shares in the capital of the Company representing not less than five per cent. of the Company’s issued share capital, the Company undertakes to reasonably consider any request from such Principal bwin Shareholder for assistance with any marketed offering of all or part of the shares in the capital of the Company held by such Principal bwin Shareholder and/or its associates;

(d)

if any member of the Group intends to enter into or vary any contract or arrangement with any of the Substantial Shareholders or their associates, or take such other action which the independent directors reasonably determine may give rise to a conflict or a potential conflict of interest between the Combined Group and any of the Principal bwin Shareholders or their associates (a ‘Conflicted Transaction’), unless the independent directors agree otherwise, any Nominated Director appointed by the Principal bwin Shareholders to which such Conflicted Transaction relates shall not be permitted to (i) vote on any resolution of the Board relating to such Conflicted Transaction; or (ii) unless the Chairman determines otherwise, receive confidential information relating to the Conflicted Transaction;

(e)

each of the Principal bwin Shareholders agrees to maintain, and agrees to procure (to the extent it is reasonably able) that its associates maintain, the confidentiality of the Combined Group’s confidential information received or held by that person, and may only disclose such information in certain prescribed circumstances (including where required by law or regulation) or to certain categories of third parties (such as legal, accounting, insurance and other professional advisers) or with the prior consent of the Company;

(f)	Androsch Privatstiftung undertakes that it shall not, and shall procure (to the extent it is reasonably able) that each of its associates shall not, directly or indirectly, acquire or invest in more than three per cent. in aggregate of any securities in issue of any company, the shares of which are traded on a regulated market, in an online gaming sector comparator group which is notified by the Company to the Principal bwin Shareholders from time to time (a ‘Competing Business’).

These restrictions shall not prevent Androsch Privatstiftung (or one of its associates) from:

(i)	being involved with a payment processing business (including software development for such a business), a role playing game services business or a ‘bricks and mortar’ gambling business; or

(ii)

acquiring or investing in a Competing Business at any time when the Principal bwin Shareholders have no Nominated Director on the Board and have waived any future right to appoint a Nominated Director, or no longer hold sufficient shares in the Company to be able to make such appointment; or

(iii)	taking a passive interest in an investment portfolio entity where such Androsch Privatstiftung has no control or influence over the management of such entity.

13.1.4 Regulatory Process Agreement

(a)

The Company entered into a regulatory process agreement (the ‘Regulatory Process Agreement’) with the Principal PartyGaming Shareholders, the Principal bwin Shareholders, bwin Interactive Entertainment AG and certain of the Company’s and bwin Interactive Entertainment AG’s directors on 29 July 2010, as amended on 22 December 2010. The Regulatory Process Agreement is stated to be a regulatory process agreement for the purposes of the Regulatory Article (as defined below), which distinguishes between those bwin.party Shareholders who have entered into a regulatory process agreement with the Company and those who have not. A regulatory process agreement governs how its parties will deal with regulatory matters which, for holders of bwin.party Shares who have not entered into a regulatory process agreement, will be dealt with in the New Articles. As a related party transaction (as defined in the Listing Rules), the Regulatory Process Agreement will only become effective if it is approved by the Existing PartyGaming Shareholders (other than those that are party to the Regulatory Process Agreement) at the PartyGaming EGM.

(b)	Senior Management

Under the Regulatory Process Agreement, any person who is a member of the Senior Management (as defined below) must resign (or, failing which, will have his role as a member of Senior Management terminated) if he:

	(i)	elects not to submit to any individual licensing or other form of gaming regulatory process in connection with a Qualifying Business Opportunity (as defined below); or

	(ii)	submits to any such licensing or other form of gaming regulatory process in connection with a Qualifying Business Opportunity but does not satisfy or otherwise pass the review; or

(iii)

in responding to any such licensing or other form of gaming regulatory process in connection with a Qualifying Business Opportunity, intentionally or knowingly makes a material misstatement or omission which results in the individual failing to satisfy or otherwise pass the review or which, had such material misstatement or omission been known to the relevant gaming regulatory authority at the time of such licensing or other form of gaming regulatory process, would have caused or resulted in the individual not satisfying or otherwise passing the review.

For these purposes, ‘Senior Management’ means the Directors, the Company Secretary and any other individuals fulfilling positions which would, in respect of a company operating in the State of Nevada, be required to be licensed by a gaming regulatory authority in the State of Nevada from time to time.

‘Qualifying Business Opportunity’ means a gaming business opportunity which cannot be implemented without completing a licensing or other gaming regulatory process which a majority of the Directors deemed to be independent under the UK Corporate Governance Code and the Chief Executive Officer or Officers for the time being of the Company consider: (a) to be in the best interests of the Company and likely to have a material positive effect on the Combined Group’s annual revenue or profits or the Company’s market capitalisation, and (b) capable of being commenced or completed (as appropriate) within 120 days of completion of the relevant regulatory process.

(c)	Principal Shareholders

The Regulatory Process Agreement also provides that, where the Company cannot implement a gaming business opportunity without completing a licensing or other gaming regulatory process, before the Company commits to such a process that will or may require actions to be taken by any of the Principal Shareholders, Norbert Teufelberger or Manfred Bodner, the Company shall, subject to the requirements of the FSA and the UK Listing Authority:

(i)

provide the Principal PartyGaming Shareholders with access to, and facilitate consultation and dialogue with, the Company’s legal and financial advisers in respect of such business opportunity for a reasonable amount of time before a formal presentation of the business opportunity is made to the Company’s Board;

(ii)

prior to a formal presentation of the business opportunity to the Company’s Board, invite the Principal PartyGaming Shareholders and Androsch Privatstiftung to a reasonably developed management presentation on the business opportunity; and

(iii)

following a formal presentation of the business opportunity to the Company’s Board, and a determination by the Company’s Board that such business opportunity is a Qualifying Business Opportunity, provide the Principal PartyGaming Shareholders and Androsch Privatstiftung with, among other things, continued access to the Company’s legal and financial advisers and details of the basis upon which the Company’s Board has determined that the business opportunity constitutes a Qualifying Business Opportunity.

Subject to the Company’s compliance with the requirements set out immediately above and certain other matters, if a licensing or other gaming regulatory process in connection with a Qualifying Business Opportunity requires any actions to be taken by any of the Principal PartyGaming Shareholders in order for the Company to engage in such Qualifying Business Opportunity, or if the relevant licensing or other gaming regulatory process cannot be concluded due to a Principal PartyGaming Shareholder’s ownership of bwin.party Shares, each Principal PartyGaming Shareholder undertakes, at its discretion, to either:

(i)	submit to individual licensing and suitability reviews (in which case the Company will reimburse the reasonable costs of the Principal PartyGaming Shareholders in connection therewith); and/or

(ii)

enter into a transaction or series of transactions that the relevant gaming regulatory authority confirms is sufficient to enable the licensing or other gaming regulatory process to be completed successfully without further action being required of the Principal PartyGaming Shareholders (in which case the Company shall reimburse the reasonable costs of the Principal PartyGaming Shareholders up to the amount of $250,000), provided that, if such actions are not sufficient to complete the relevant licensing or other gaming regulatory process successfully, each Principal PartyGaming Shareholder shall, if not prohibited by applicable law, sell at least the minimum number of its bwin.party Shares required to satisfy the relevant regulatory requirement. The requirement to take any such actions will not apply if the relevant actions are required as a result of future licensing requirements anywhere in the world that are more burdensome to the Principal PartyGaming Shareholders than the licensing requirements currently imposed by the State of Nevada. The Company has agreed to assist with any disposal of bwin.party Shares that any of the Principal PartyGaming Shareholders is required to make in these circumstances.

(d)

If the Principal PartyGaming Shareholders transfer bwin.party Shares to up to five trusts, entities or other bodies, and the relevant gaming regulatory authority confirms that this is sufficient to enable the licensing or other gaming regulatory process to be completed successfully without further action being required of the Principal PartyGaming Shareholders, or which the Company otherwise agrees is acceptable then the transferee entity or entities may elect to enter into a deed of adherence to comply with the terms of the Regulatory Process Agreement in a form reasonably satisfactory to the Company or enter into a new regulatory process agreement on equivalent terms to the Regulatory Process Agreement, in which case such deed of adherence or such new regulatory process agreement will govern how the Company and the relevant transferee entity will deal with regulatory matters which for holders of bwin.party Shares who have not entered into a regulatory process agreement with the Company will be dealt with in the New Articles.

(e)

The Regulatory Process Agreement further provides that PartyGaming Plc will seek the consent of Existing PartyGaming Shareholders at the PartyGaming EGM to amend PartyGaming Plc’s Articles to include provisions dealing with the actions which holders of the bwin.party Shares may be required to take in connection with a relevant licensing or other gaming regulatory process (the ‘Regulatory Article’). For these purposes, the Regulatory Article distinguishes between those bwin.party Shareholders who have entered into a regulatory process agreement with the Company and those who have not as follows: (a) in the case of a bwin.party Shareholder who has entered into a regulatory process agreement with the Company, the Regulatory Article provides that the actions which such bwin.party Shareholder may be required to take in respect of regulatory matters will be governed exclusively by the terms of such regulatory process agreement; (b) in the case of a bwin.party Shareholder who is not party to a regulatory process agreement, the Regulatory Article provides that the Company’s Board may require any holder of more than five per cent. of the bwin.party Shares to cooperate with, and take certain actions (including the disposal of some or all of their bwin.party Shares) that may be required by, any gaming regulatory authority in connection with business opportunities identified by the Combined Group. Those bwin.party Shareholders who are not party to the Regulatory Process Agreement may approach the Company to enter into a regulatory process agreement. The Company has committed to enter into a regulatory process agreement with any bwin.party Shareholder who owns five per cent. or more of the Company’s issued share capital and requests the Company to do so (for further information see paragraph 13.3 below). The Regulatory Article also provides that it cannot be amended (whether directly or indirectly) without the consent of those parties to a regulatory process agreement who continue to hold bwin.party Shares. For a more detailed description of the proposed New Articles, see paragraph 5 of this Part 9.

(f)

The Regulatory Process Agreement will continue in full force and effect for so long as any of the Principal Shareholders, Norbert Teufelberger or Manfred Bodner has an interest in the bwin.party Shares and will terminate in respect of any of them if it or he (as applicable) ceases to have any interest in the bwin.party Shares.

(g)

Subject to the approval of the Regulatory Process Agreement as a related part transaction at the PartyGaming EGM, PartyGaming Plc has agreed to pay the reasonable legal fees of Stinson Ridge Limited and Emerald Bay limited in relation to the Merger up to a limit of £500,000.

13.1.5 Irrevocable undertakings

PartyGaming Plc and bwin Interactive Entertainment AG have received irrevocable undertakings to vote in favour of the Merger from Emerald Bay Limited, Stinson Ridge Limited, Jim Ryan and Martin Weigold who together hold 117,490,777 Existing PartyGaming Shares representing in aggregate approximately 28.5 per cent. of PartyGaming Plc’s existing issued share capital. PartyGaming Plc and bwin Interactive Entertainment AG have also received irrevocable undertakings to vote in favour of the Merger from New Media Gaming and Holding Limited, Androsch Privatstiftung, Carlo Corrado Umberto Gualandri, Roberta Columbo, Carlo D’Acunto and Fausto Gimondi, who together hold 5,746,188 Existing bwin Shares representing in aggregate 15.9 per cent. of bwin Interactive Entertainment AG’s existing issued share capital.

Other than the commitment to vote in favour of the Merger, the irrevocable undertakings referred to above contain the key provisions set out below.

(a)	The Stinson Irrevocable and the Emerald Irrevocable

Under the Stinson Irrevocable and the Emerald Irrevocable, each of Stinson Ridge Limited and Emerald Bay Limited (as applicable) is permitted to dispose of any interest in any Existing PartyGaming Shares that it holds or acquires, provided that this occurs:

(i)	on the London Stock Exchange where it is unaware of the identity of the counterparty or, if it is so aware, to an unconnected person;

(ii)

on arm’s length terms to an unconnected person in an off-market transaction, provided that it may only dispose of an interest of four per cent. or more of PartyGaming Plc’s issued share capital to an unconnected person (or persons known to be acting in concert with it) if such person (and its concert parties, if relevant) has first entered into a substantially equivalent irrevocable undertaking (excluding the ability to dispose of interests in Existing PartyGaming Shares);

(iii)	to a connected person who has entered into a substantially equivalent irrevocable undertaking; or

(iv)

on terms pursuant to which the acquirer of such interest enters into a substantially equivalent irrevocable undertaking (excluding the ability to dispose of interests in the Existing PartyGaming Shares).

The Stinson Irrevocable and the Emerald Irrevocable will lapse in the following circumstances, among others:

(i)	if either the PartyGaming Relationship Agreement or the Regulatory Process Agreement is not approved by the Existing PartyGaming Shareholders at the PartyGaming EGM;

(ii)	if it becomes apparent in the reasonable opinion of the parties that the Effective Date will not occur until after 29 July 2011;

(iii)	if the Merger Implementation Agreement terminates in accordance with its terms;

(iv)	if either PartyGaming Plc or bwin Interactive Entertainment AG announces that it does not intend to proceed with the Merger;

(v)	if there is a change to the terms and conditions of the Merger or otherwise to the Merger documentation that is material to Existing PartyGaming Shareholders as a whole;

(vi)

if PartyGaming Plc has determined, acting reasonably, that it will be unable to comply in all material respects with the terms of the PartyGaming Relationship Agreement or the Regulatory Process Agreement;

(vii)

if either PartyGaming Plc or bwin Interactive Entertainment AG is in material breach of any of the written undertakings provided by it in connection with the Merger and such breach is not cured or waived within a reasonable period of time; or

(viii)	in relation to Existing PartyGaming Shares that are sold or transferred in accordance with the terms of the Stinson Irrevocable or the Emerald Irrevocable (as applicable).

(b)	The JR Irrevocable and the MW Irrevocable

Until the JR Irrevocable and the MW Irrevocable terminate in accordance with their terms, each of JR and MW (as applicable) is prohibited from disposing of any interest in any Existing PartyGaming Shares that he holds or acquires.

Each of the JR Irrevocable and MW Irrevocable will lapse in the following circumstances, among others:

	(i)	if the Merger Implementation Agreement terminates in accordance with its terms; or

	(ii)	if either PartyGaming Plc or bwin Interactive Entertainment AG announces that it does not intend to proceed with the Merger.

(c)	The Androsch Irrevocable

Under the terms of the Androsch Irrevocable, each of Androsch Privatstiftung and Dr Hannes Androsch is permitted to dispose of any interest in any Existing bwin Shares that it or he (as applicable) holds or acquires, provided that this occurs:

	(i)	on the Vienna Stock Exchange where it or he (as applicable) is actually unaware of the identity of the counterparty or, if so aware, to an unconnected person;

(ii)

on arm’s length terms to an unconnected person in an off-market transaction, provided that it or he (as applicable) may only dispose of an interest of four per cent. or more of bwin Interactive Entertainment AG’s issued share capital to an unconnected person (or persons known to be acting in concert with it) if such person (and its concert parties, if relevant) has first entered into a substantially equivalent irrevocable undertaking (excluding the ability to dispose of interests in Existing bwin Shares);

	(iii)	to a connected person who has entered into a substantially equivalent irrevocable undertaking; or

	(iv)	on terms pursuant to which the acquirer of such interest enters into a substantially equivalent irrevocable undertaking (excluding the ability to dispose of interests in the Existing bwin Shares).

The Androsch Irrevocable will lapse in the following circumstances, among others:

	(i)	if it becomes apparent in the reasonable opinion of the parties that the Effective Date will not occur until after 29 July 2011;

	(ii)	if the Merger Implementation Agreement terminates in accordance with its terms;

	(iii)	if either PartyGaming Plc or bwin Interactive Entertainment AG announces that it does not intend to proceed with the Merger;

	(iv)	if there is a change to the terms and conditions of the Merger or otherwise to the Merger documentation that is material to Existing bwin Shareholders as a whole;

(v)

if PartyGaming Plc has determined, acting reasonably, that it will be unable to comply in all material respects with the terms of the bwin Relationship Agreement or the Regulatory Process Agreement; or

	(vi)	in relation to Existing bwin Shares that are sold or transferred in accordance with the terms of the Androsch Irrevocable.

(d)	The New Media Irrevocable

Under the terms of the New Media Irrevocable, New Media Gaming and Holding is prohibited from:

(i)

prior to Completion, disposing of any interest in any Existing bwin Shares that it holds or acquires, except that it is permitted to sell up to 600,000 Existing bwin Shares attributable to Manfred Bodner;

	(ii)	from Completion until 31 December 2011, disposing of the number of New Shares which are issued to it on Completion in respect of 400,000 Existing bwin Shares attributable to Norbert Teufelberger.

The New Media Irrevocable will lapse in the following circumstances, among others:

	(i)	if the Merger Implementation Agreement terminates in accordance with its terms;

	(ii)	if either PartyGaming Plc or bwin Interactive Entertainment AG announces that it does not intend to proceed with the Merger; or

	(iii)	in relation to Existing bwin Shares that are sold or transferred in accordance with the terms of the New Media Irrevocable.

(e)	The Carlo Corrado Umberto Gualandri, Roberta Columbo, Carlo D’Acunto and Fausto Gimondi Irrevocable

Under the terms of the Carlo Corrado Umberto Gualandri, Roberta Columbo, Carlo D’Acunto and Fausto Gimondi Irrevocable, Carlo Corrado Umberto Gualandri, Roberta Columbo, Carlo D’Acunto and Fausto Gimondi are permitted to dispose of any interest in Existing bwin Shares, provided that Completion does not occur on or before 31 March 2011.

The Carlo Corrado Umberto Gualandri, Roberta Columbo, Carlo D’Acunto and Fausto Gimondi Irrevocable will lapse in the following circumstances, among others:

	(i)	if the Merger Implementation Agreement terminates in accordance with its terms;

(ii)

if on any date prior to the date on which the draft merger plan is first filed with the Gibraltar Companies Registrar or the Austrian Commercial Registry, a person other than bwin or a person acting in concert with bwin announces a firm intention to make an offer to acquire all the equity share capital of bwin Interactive Entertainment AG, provided that the value of the consideration offered by such person represents a premium of at least 10 per cent. over the closing price of Existing bwin Shares on the last day of trading before such firm intention to make an offer was announced; and

	(iii)	in all circumstances, on 29 July 2011.

13.1.6 The Depositary Agreement summarised in paragraph 3 of Part 8 ‘Depositary Interests’ of this document.

13.1.7 PartyGaming credit facility

Pursuant to an agreement dated 18 December 2009 (the ‘Secured Facility Agreement’), Cashcade and certain of its subsidiaries and associated companies (together the ‘Borrowing Parties’) entered into a term loan facility (the ‘Facility’) with Cashcade as borrower (the ‘Borrower’), The Royal Bank of Scotland plc as lead arranger (the ‘Arranger’), The Royal Bank of Scotland plc as agent (the ‘Agent’), The Royal Bank of Scotland plc as lender (the ‘Lender’) and The Royal Bank of Scotland plc as security trustee (the ‘Trustee’). The Secured Facility Agreement has been constructed in accordance with the current form of term facility agreement recommended by the Loan Market Association. The Facility is guaranteed by the Borrowing Parties and the Company, is secured and includes provisions to the following effect:

(a)	General

The Facility is available up to an amount of £35 million and is to be used for making a loan to Cashcade’s immediate parent company. The Borrower has drawn down £35 million. The final maturity date of the Facility is 18 December 2012. The Facility may not be extended.

(b)	Interest rates and fees

Outstanding sums under the Facility bear interest at LIBOR plus a margin determined by the ratio of the Borrowing Parties’ consolidated total net debt to consolidated EBITDA on the following scale:

-	less than or equal to 2.0:1 and greater than 1.5:1	4.25 per cent.
-	less than or equal to 1.5:1 and greater than 1.0:1	3.75 per cent.
-	less than or equal to 1.0:1	3.25 per cent.

Interest is payable every six months. An arrangement fee of £875,000 was paid by Cashcade in respect of the Facility.

(c)	Security

Debentures dated 18 December 2009 have been executed by each of the Borrowing Parties creating fixed charges, assignments and a floating charge over the assets of each Borrowing Party in favour of the Trustee in respect of each Borrowing Parties’ obligations under the Facility.

(d)	Prepayments

Advances under the Facility must be prepaid if at any time it is or will become unlawful in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated under the Facility. The Lender may also require repayment of any advances under the Facility in the event there is a change of control of the Company or the Company ceases to control 100 per cent. of Cashcade. The Merger does not constitute a change of control under the Facility.

The Borrower may voluntarily cancel the whole of any part of the Facility (by a minimum amount of £100,000) by giving the requisite notice and prepaying the amount to be cancelled under the Facility. No penalty or premium is payable for voluntary prepayment.

(e)	Repayment

Under the terms of the Facility the Borrower will repay £7,500,000 in 2011 (£1,875,000 at the end of each calendar quarter), £6,000,000 in the period from 1 January 2012 to 30 September 2012 (£2,000,000 at the end of each calendar quarter) and the remaining balance of £21,500,000 on 18 December 2012.

(f)	Covenants

The Facility contains certain customary negative covenants that restrict the obligors and, in certain cases, their subsidiaries (subject to certain agreed exceptions and materiality carve-outs) from, amongst other things: (i) creating security; (ii) disposing assets; (iii) mergers; (iv) substantially changing the general nature of their business; (v) incurring additional debt; (vi) making third party and intra group loans and guarantees; (vii) certain types of acquisitions; and (viii) speculative treasury transactions.

In addition the Facility requires the Borrowing Parties to maintain specified financial ratios: (i) for the ratio of the Borrowing Parties’ consolidated net debt not to exceed consolidated EBITDA by 2:1; (ii) for the ratio of cash flow to net debt service to exceed 3.5:1 for the four quarters to 31 December 2010, reducing to 2:1 for the quarter ending 31 March 2011, to 1.5:1 for the quarter ending 30 June 2011, to 1.25:1 for the quarter ending 30 September 2011 and to 1.1:1 for the five quarters to the end of the Facility term. Cash flow is defined as EBITDA less capital expenditure, tax and dividends. Net debts services is defined as interest payable plus principal repayments under the Facility and other financial indebtedness.

The Facility also requires the Borrowing Parties to observe certain customary covenants, subject to certain exceptions and materiality carve-outs, including, but not limited to, covenants relating to: (i) compliance with laws; (ii) maintenance of authorisations and consents; (iii) pari passu ranking of obligations; (iv) insurance; (v) maintenance of material intellectual property rights; and (vi) joint ventures.

(g)	Events of Default

The Facility contains certain customary events of default (subject to agreed exceptions and grace periods), the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments, including: (i) non-payment of amounts due under the Facility; (ii) failure to comply with the financial covenants (described above); (iii) failure to comply with other obligations; (iv) misrepresentation; (v) cross default; (vi) insolvency; (vii) ownership of the Borrowing Parties; (viii) creditors’ process (ix) unlawfulness; (x) repudiation; (xi) transaction security; (xii) material adverse change; and (xiii) audit qualification.

13.1.8 €34 Million Standby Term Loan with Deutsche Bank

Pursuant to Austrian legislation, bwin and PartyGaming are required to provide security for the Cash Compensation requested by bwin Shareholders who vote against the Merger, which in theory, could amount to up to €212 million. Therefore, with a view to securing such collateral and securing payment of the Cash Compensation, Electraworks Limited, a subsidiary of PartyGaming Plc, as borrower, PartyGaming Plc and certain of its subsidiaries, as guarantors, and Deutsche Bank, as arranger and lender, entered into a €34 million term loan on 23 December 2010 (the ‘Standby Term Loan’). Under the Standby Term Loan, the lender has agreed to lend €34 million to PartyGaming Plc. The Standby Term Loan will be available for drawdown during a period until 23 March 2011. Electraworks Limited may draw down under the Standby Term Loan only if, and only in an amount, needed to fund any

Cash Compensation requested by bwin Shareholders who vote against the Merger. The total amount available under the Standby Term Loan will be reduced and cancelled to the extent that PartyGaming Plc’s available cash is greater than €125 million. For further information regarding Cash Compensation in connection with the Merger, see paragraph 1 ‘Information on the Merger’ in Part 1 ‘Description of the Merger’.

The Standby Term Loan has a final maturity date of 23 December 2012, unless otherwise mandatorily prepaid out of the proceeds of any disposals and debt or equity financing incurred, issued or guaranteed by PartyGaming at any time during the life of the facility. Interest on the Standby Term Loan will accrue at the applicable EURIBOR plus the Mandatory Liquid Asset Costs (as defined in the Standby Credit Facility) plus 3.50 per cent. per annum to be repaid in full on the final maturity date. All material subsidiaries of PartyGaming Plc are required to guarantee the Standby Term Loan prior to any draw down. A commitment fee of 0.5 per cent. per annum is payable until the Standby Term Loan is drawn down. An arrangement fee of Euro 170,000 will be paid by Electraworks Limited on 24 December 2012 in respect of the Standby Term Loan. Further arrangement fees of up to £510,000 are payable if the Standby Term Loan is drawn. Duration of fees of up to 3 per cent. of any outstanding amount will apply if the Standby Term Loan is drawn and dependent on when it is repaid.

Drawdowns under the Standby Term Loan are subject to certain conditions precedent customary for a facility of this nature.

The Standby Term Loan contains customary covenants, undertakings and events of default. The financial ratios include a Net Debt to Consolidated Group EBITDA ratio of no more than 2:1 and a Free Cash Flow to Debt Service ratio of greater than 2:1, with these ratios calculated as set forth in the Standby Term Loan. Other covenants include, among other things, restrictions on incurring further financial indebtedness, restrictions on granting additional security, loans and guarantees and restrictions on acquisitions and disposals.

13.1.9 Non-Prosecution Agreement

Consistent with PartyGaming’s stated strategy of removing any legacy issues relating to PartyGaming’s acceptance of customers located in the United States prior to the enactment of the UIGEA, PartyGaming Plc entered into the NPA with the USAO on 6 April 2009. Under the NPA, the USAO agreed not to prosecute PartyGaming for providing internet gaming services to customers in the United States prior to the enactment of the UIGEA. The NPA included a commitment by PartyGaming Plc to pay $105.0 million in semi-annual instalments over a 42-month period ending 30 September 2012. As of 30 September 2010, a total of $45.0 million of the settlement had been paid.

See ‘Risk Factors - Risks relating to the regulation of online gambling: The regulation and legality of online gaming varies from jurisdiction, is subject to uncertainties in many jurisdictions and approaches to enforcement vary from jurisdiction to jurisdiction.’

13.1.10 Cashcade acquisition

On 23 July 2009, PartyGaming Plc announced the acquisition of 100 per cent. of the issued and to be issued share capital of Cashcade for cash consideration of £71.9 million with deferred consideration of up to £24.0 million being payable under the acquisition agreement. The acquisition was made on a debt-free/cash-free basis, and PartyGaming Plc funded the acquisition from its existing cash resources. Pursuant to the acquisition agreement, deferred consideration of up to £24.0 million in cash is payable to the former Cashcade shareholders. In March 2010, PartyGaming Plc paid the former Cashcade shareholders the first contingent consideration payment in the amount of £7.6 million. A further £9.0 million will become payable in March 2011 if the EBITDA of Cashcade in 2010 equals or exceeds £19.0 million. Failure to meet the £19.0 million target will result in a downwards adjustment in the amount payable on a straight-line basis with no payment being made if Cashcade’s EBITDA in 2010 is equal to or less than £15.0 million.

13.2 bwin Interactive Entertainment AG

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by bwin Interactive Entertainment AG or another member of bwin: (i) within the two years immediately preceding the date of this document which are, or may be, material to bwin Interactive Entertainment AG or another member of bwin, and (ii) at any other time and contain provisions under which bwin Interactive Entertainment AG or any member of bwin has an obligation or entitlement which is, or may be, material to bwin Interactive Entertainment AG or any member of bwin as at the date of this document:

13.2.1 The Merger Implementation Agreement summarised in paragraph 13.1.1 of this Part 9.

13.2.2 The Regulatory Process Agreement summarised in paragraph 13.1.4 of this Part 9.

13.2.3 The bwin Relationship Agreement summarised in paragraph 13.1.3 of this Part 9.

13.2.4 The irrevocable undertakings summarised in paragraph 13.1.5 of this Part 9.

13.2.5 Settlement Agreement – Ongame e solutions AB

On 15 December 2005, bwin Interactive Entertainment AG entered into a share purchase agreement (the ‘Ongame AB SPA’) for the acquisition of all the issued shares of Ongame e-solutions AB (‘Ongame AB’). The consideration paid for theses shares was calculated using a contractually agreed multiple of 5.37 of Ongame’s net revenues in 2005, less customer bonuses of €95.5 million, and amounted to €512.7 million. Of the total purchase price, €230.7 million was paid in cash and the remainder of €205.1 million was paid through the issue of bwin Interactive Entertainment AG shares. A further contingent amount of €76.1 million was payable to the sellers of Ongame AB (the ‘Ongame Sellers’) subject to the fulfilment of certain financial criteria in respect of the financial year 2006 and was to have become due at the end of first quarter of 2009.

As a result of the introduction of the UIGEA on 13 October 2006, bwin ceased its real money activities in the US market, which resulted in bwin recognising impairment charges related to its acquisition of Ongame AB in the amount of €372.4 million in 2006.

On 8 November 2007, bwin Interactive Entertainment AG entered into a settlement agreement with the Ongame Sellers and certain former shareholders of Ongame AB. Pursuant to this settlement agreement, all of the parties fully and finally settled all outstanding claims under the Ongame AB SPA and related documents. The settlement agreement provides that if bwin re-enters the US market, bwin Interactive Entertainment AG will pay the Ongame Sellers 28.89 per cent. of the annual net revenues generated in the United States for a period of five years from the date of the re-entry. This payment obligation applies if bwin re-enter the US market either (i) by itself or (ii) pursuant to any type cooperation agreement with third parties (including, but not limited to, a joint venture, partnership agreement, a franchise model or a licensing arrangement) under which bwin’s agreed share of the profit under such cooperation agreement is 75 per cent. or more of the total profit derived from the cooperation. However, the Ongame Sellers are not entitled to receive any share of net revenues if bwin’s re-entry is made using a different business model than bwin’s B2C or B2B online gaming platform business model that Ongame AB (via its subsidiary Safepay Internacional Srl) used in the US market prior to the introduction of the UIGEA. The total share of the net revenues or profit payable to the Ongame Sellers under the settlement agreement may not exceed €79.9 million. This payment obligation will expire on 31 December 2020.

13.2.6 Gioco Digitale acquisition

On 12 September 2009, bwin Interactive Entertainment AG entered into purchase contracts for the acquisition of 100 per cent. of shares in Gioco Digitale group (comprising Gioco Digitale S.p.A. - now bwin European Holdings S.p.A - and its 100 per cent. subsidiary Gioco Digitale Italia S.r.l.). Upon meeting the condition precedent as stated in the purchase agreement (approval by the bwin Interactive Entertainment AG supervisory board), the acquisition date in accordance with IFRS 3 was 6 October 2009.

The total consideration paid was €106.7 million, of which an amount of €26.7 million was paid in cash and an amount of €55.2 million was settled by the issue of 2,300,000 bwin shares (at a contractually agreed issue price of €24.00 per share). An amount of €20.0 million became due after approval of the annual financial statements for the year 2009 of Gioco Digitale S.p.A. and an amount of €5.0 million becomes due upon meeting certain financial criteria in the second quarter of 2011.

Incidental costs connected with the acquisition amounted to €3.4 million. For the purpose of initial consolidation, the stock exchange price at the date control over Gioco Digitale was obtained, of €31.00 was applied. Therefore the total acquisition costs were €126.4 million.

13.3 bwin.party digital entertainment plc

Pro forma regulatory process agreement

Paragraph 5(b) ‘Regulation of gaming activities’ of this Part 9 describes, among other things, the circumstances in which the Company will commit under the New Articles to enter into a regulatory process agreement with a Substantial Shareholder which requests the Company to do so (a ‘Regulatory Process Shareholder’). The Company has prepared a pro forma regulatory process agreement which it will enter into in these circumstances and which, to the extent it relates to matters described in paragraph 5(b) ‘Regulation of gaming activities’ of this Part 9, is on substantially the same terms as the Regulatory Process Agreement, the terms of which are described more detail in paragraph 13.1.4 above.

Similarly to the Regulatory Process Agreement, the pro forma regulatory process agreement governs how its parties will deal with regulatory matters which for holders of bwin.party Shares generally will be dealt with in the New Articles. If any Regulatory Process Shareholder is a related party (as defined in the Listing Rules), the regulatory process agreement it enters into with the Company will only become effective if it is approved by bwin.party Shareholders (other than those that are party to such regulatory process agreement).

A summary of the terms of the pro forma regulatory process agreement is set out below.

(a)

Where the Company cannot implement a gaming business opportunity without completing a licensing or other gaming regulatory process, before the Company commits to such a process that will or may require actions to be taken by the Regulatory Process Shareholder, the Company shall, subject to the requirements of the FSA and the UK Listing Authority:

(i)

provide the Regulatory Process Shareholder with access to, and facilitate consultation and dialogue with, the Company’s legal and financial advisers in respect of such business opportunity for a reasonable amount of time before a formal presentation of the business opportunity is made to the Company’s Board;

(ii)

prior to a formal presentation of the business opportunity to the Company’s Board, invite the Regulatory Process Shareholder to a reasonably developed management presentation on the business opportunity; and

(iii)

following a formal presentation of the business opportunity to the Company’s Board, and a determination by the Company’s Board that such business opportunity is a Qualifying Business Opportunity, provide the Regulatory Process Shareholder with, among other things, continued access to the Company’s legal and financial advisers and details of the basis upon which the Company’s Board has determined that the business opportunity constitutes a Qualifying Business Opportunity.

Subject to the Company’s compliance with the requirements set out immediately above and certain other matters, if a licensing or other gaming regulatory process in connection with a Qualifying Business Opportunity requires any actions to be taken by the Regulatory Process Shareholder in order for the Company to engage in such Qualifying Business Opportunity, or if the relevant licensing or other gaming regulatory process cannot be concluded due to the Regulatory Process Shareholder’s ownership of bwin.party Shares, the Regulatory Process Shareholder undertakes, at its discretion, to either:

	(i)	submit to individual licensing and suitability reviews (in which case the Company will reimburse the reasonable costs of the Regulatory Process Shareholder in connection therewith); and/or

(ii)

enter into a transaction or series of transactions that the relevant gaming regulatory authority confirms is sufficient to enable the licensing or other gaming regulatory process to be completed successfully without further action being required of the Regulatory Process Shareholder (in which case the Company shall reimburse the reasonable costs of the Regulatory Process Shareholder up to the amount of $250,000), provided that, if such actions are not sufficient to complete the relevant licensing or other gaming regulatory process successfully, each Regulatory Process Shareholder shall, if not prohibited by applicable law, sell at least the minimum number of its bwin.party Shares required to satisfy the relevant regulatory requirement. The requirement to sell bwin.party Shares will not apply if the relevant actions are required as a result of future licensing requirements anywhere in the world that are more burdensome to the Regulatory Process Shareholder than the licensing requirements currently imposed by the State of Nevada. The Company will assist with any disposal of bwin.party Shares that the Regulatory Process Shareholder is required to make in these circumstances.

(b)

If the Regulatory Process Shareholder transfers bwin.party Shares into up to five trusts, entities or other bodies, and the relevant gaming regulatory authority confirms that this is sufficient to enable the licensing or other gaming regulatory process to be completed successfully without further action being required of the Regulatory Process Shareholder, then if the transferee entity enters into a new regulatory process agreement on equivalent terms to the pro forma regulatory process agreement, such new regulatory process agreement will govern how the Company and the relevant transferee entity will deal with regulatory matters which for holders of bwin.party Shares generally will be dealt with in the New Articles.

(c)

The pro forma regulatory process agreement provides that it will continue in full force and effect for so long as the Regulatory Process Shareholder has an interest in the bwin.party Shares and will terminate if such Regulatory Process Shareholder ceases to have any interest in bwin.party Shares.

14.	Related party transactions

14.1 PartyGaming Plc

Save as described in PartyGaming’s audited consolidated financial information for the three years ended 31 December 2007, 2008 and 2009 (as set out in Note 25 Related parties in Section B of Part 10 PartyGaming Financial Information)and its unaudited consolidated financial information the six months ended 30 June 2010 (as incorporated by reference into this document as described in Part 12 Documents Incorporated by References and as described in paragraph 13.1.2, 13.1.3, 13.1.4 and 13.1.5 of this Part 9, there are no related party transactions between PartyGaming Plc or members of PartyGaming that were entered into during the financial years ended 31 December 2007, 2008 and 2009 and during the period between 1 January 2010 and 17 December 2010.

14.2 bwin Interactive Entertainment AG

Save as described in bwin Interactive Entertainment AG’s audited consolidated financial information for the three years ended 31 December 2007, 2008 and 2009 and its audited consolidated financial information for the nine months ended 30 September 2010 (in each case, as set out in paragraph 3 ‘Related Party Transactions’ under ‘Other Information’ in Section B of Part 11 ‘bwin Financial Information’) and as described in paragraph 13.2.2, 13.2.3 and 13.2.4 of this Part 9 or below, there are no related party transactions between bwin Interactive Entertainment AG or members of bwin that were entered into during the financial years ended 31 December 2007, 2008 and 2009 during the period between 1 January 2010 and 17 December 2010.

15.	Litigation

15.1 PartyGaming Plc

Save as described below in relation to pending proceedings directly involving PartyGaming and the other CJEU jurisprudence described in ‘The case law of the CJEU most relevant to the activities of the Combined Group’ in Part 4 ‘Regulatory, Fiscal and Corporate Matters’, there are no governmental, legal or arbitration proceedings (including such proceedings which are pending or threatened of which the Company is aware) during the 12 months preceding the date of this document, which may have, or have had a significant effect on the Company and/or its group’s financial position or profitability and, upon Completion, the Company and/or the Combined Group’s financial condition or profitability.

PartyGaming has been named as a defendant in litigation in Kentucky. The Justice and Public Safety Cabinet of the Commonwealth of Kentucky has filed a civil suit against PartyGaming Plc and other defendants in Franklin Circuit Court, a state court in Kentucky. The suit, which was filed by private attorneys reportedly engaged on a contingency-fee basis, seeks damages of $47 million including treble recovery of losses allegedly suffered by Kentucky residents who played on PartyGaming’s websites between 5 August 2005 and the termination of US-facing activity on 13 October 2006, along with interest and costs. The Company believes the suit to be without merit and intends to litigate the matter vigorously.

15.2 bwin Interactive Entertainment AG

15.2.1 Overview

Save as described below in relation to pending proceedings directly involving bwin and the other CJEU jurisprudence described in ‘The case law of the CJEU most relevant to the activities of the Combined Group’ in Part 4 ‘Regulatory, Fiscal and Corporate Matters’, there are no governmental, legal or arbitration proceedings (including such proceedings which are pending or threatened of which the Directors are aware) during the 12 months preceding the date of this document, which may have, or have had a significant effect on bwin Interactive Entertainment AG and/or bwin’s financial position or profitability and, upon Completion, the Company and/or the Combined Group’s financial condition or profitability.

15.2.2 Austria

In recent years, a number of parties have filed complaints with public prosecutors in Austria alleging that bwin’s offering of casino and other products (other than sports-betting) to Austrian residents is violating Austrian gambling laws (namely section 168 of the Criminal Code and section 52 of the Act on Games of Chance) and requested that criminal proceedings be initiated. On the basis of criminal charges of October 2006 alleging that bwin was violating Austrian gambling, tax and money laundering laws, an investigation was initiated against bwin Interactive Entertainment AG’s management board of directors and its then authorised representatives. By notification of 11 August 2010, bwin was informed that the tax fraud and money laundering charges had been dropped for want of justification for a public indictment. The investigation is now being continued with regard to the alleged violation of Austrian gambling laws. The maximum potential penalties are a fine (the quantum of which depends on the economic means of the defendant as determined by the court and cannot be quantified at this stage) and/or a custodial sentence of up to six months. Given that the quantum of any potential fine is unknown and that no specific amount has been claimed, the potential liability of the individuals involved cannot be quantified.

From January 2007 until June 2010, bwin was subject to a VAT audit by the Austrian tax authorities covering the tax years 2002 through 2004. The primary focus of the audit was the relationship between bwin Interactive Entertainment AG as the parent company and its subsidiary companies. As a result of this audit, the tax authorities issued a tax assessment notice to bwin Interactive Entertainment AG, dated 25 June 2010, demanding payment of VAT arrears in the aggregate amount of €6.4 million in relation to tax years 2002 through 2004. The tax authorities are claiming that as a result of bwin Interactive Entertainment AG using its data processing centres in Austria to host the webpage of its wholly owned subsidiary in Gibraltar, bwin International Ltd., the Gibraltar subsidiary is deemed to have a permanent establishment in Austria for VAT purposes (although not for any other purpose), thereby giving rise to Austrian VAT liability.

bwin has appealed against the notice to the Independent Finance Senate Vienna. bwin is claiming, inter alia, that data processing services cannot be qualified as a permanent establishment for VAT purposes because the data processing centres do not possess the characteristics of permanent establishments in relation to bwin’s subsidiary in Gibraltar as set forth by the CJEU. bwin expects the Independent Finance Senate Vienna to render its decision during the course of 2011.

As bwin believes that it will ultimately prevail in its appeal against the assessment notice, bwin has not recognised the contested VAT arrears in its consolidated financial statements included in this document. However, should the tax assessment notice be upheld by the Austrian court of appeal or supreme court, bwin could be subject to VAT arrears for not only the tax years 2002 to 2004 but for tax years subsequent to 2005. The total tax liability in theory could amount to a total of €130 million for tax periods from 2002 to June 2010. This tax liability, if upheld, would have a significant negative impact on the Combined Group’s financial position and profitability.

15.2.3 France

In May and December 2005, two criminal complaints were filed against online gaming operators (including bwin) by the former French monopoly operators Française des Jeux (‘FDJ’) and Pari Mutuel Urbain (‘PMU’) respectively. As a consequence of these charges, Manfred Bodner and Norbert Teufelberger, both members of bwin Interactive Entertainment AG’s Management Board, were arrested in Monte Carlo on 15 September 2006 and taken into custody for four days of questioning on the subject of alleged infringement of French gambling laws.

To date, the investigating judge has held several hearings and Mr. Bodner and Mr. Teufelberger have filed a number of applications to have the charges dismissed or, alternatively, the case referred to the CJEU for a preliminary ruling on threshold questions of EU law. All such requests have thus far been rejected by the investigating judge, as have requests to have the status of Mr. Bodner and Mr. Teufelberger converted from ‘indicted person’ to ‘assisted witness’.1 In contrast, Frank Mahon and David Pittel, both Managing Directors of bwin Interactive Entertainment AG’s licensed subsidiary bwin International Ltd in Gibraltar, have been treated as ‘assisted witness’ throughout the proceedings.

By notice of 27 August 2010, the investigating judge announced that she intends to close the investigative proceedings. This notification triggers a three month period within which any additional submissions and/or applications must be made. Given that analogous criminal proceedings against a board member of one of bwin’s competitor operators are likely to go to trial, it may be considered likely that the investigating judge will choose to take the case against Mr. Bodner and Mr. Teufelberger to trial. The maximum potential penalties are a fine of €90,000 each and/or a three year maximum custodial sentence.

The Directors do not believe that there are any travel restrictions applicable to Mr. Bodner or Mr. Teufelberger as a consequence of the above proceedings. However, if the existence of criminal investigations were to constitute an impediment in any future licensing or other form of gaming regulatory process in connection with business opportunities available to the Combined Group, Mr. Bodner and Mr. Teufelberger could be required to resign as directors pursuant to the Regulatory Process Agreement.

Following the recent opening of the French online gambling market, a subsidiary of bwin has been granted a sports betting and poker licence in France. The criminal proceedings are not expected to have any material impact on the Combined Group’s business in France.

[1]

An assisted witness in the course of criminal proceedings is a person who has been suspected of having committed an offence, but has not been charged and should not be accused. During the course of the investigations, the assisted witness is assisted by a lawyer, has access to the criminal file and has the right to ask questions. At the end of the investigations, the assisted witness cannot be put on trial and is considered a witness.

15.2.4 Germany

(a)	Civil proceedings involving bwin, bwin International, bwin e.K. or any of its directors

(i)

On 1 September 2004, Westdeutsche Lotterie GmbH and Co. OHG (General Partnership; ‘Westlotto’, monopoly operator of the State of North-Rhine Westphalia) filed proceedings against bwin International Ltd and its former director, Simon Bold, at the District Court of Cologne requesting that bwin International Ltd and Simon Bold be ordered to refrain from offering and/or advertising sports bets in Germany without an official permit. In addition, Westlotto sought damages and discovery in connection with alleged loss of profits resulting from bwin International’s allegedly unlawful conduct in the territory of North-Rhine Westphalia from 9 August 2004, and in respect of any future damages arising from such activities. Westlotto claims that bwin International Ltd. does not have a valid German licence for online gaming activities.

The District Court of Cologne and the Appellate Court upheld Westlotto’s claim in its entirety. The decision was challenged by bwin. The Federal Supreme Court, in its decision of 18 November 2010, granted bwin’s appeal, confirmed bwin’s legal arguments and rejected Westlotto’s claim with regard to bwin’s gaming offering.

(ii)

On 29 June 2006, the Free State of Bavaria initiated legal proceedings against bwin Interactive Entertainment AG, Norbert Teufelberger, Manfred Bodner, Marlon van der Goes (all three then members of bwin Interactive Entertainment AG’s Management Board) and Dr Pfennigwerth regarding the legality of bwin e.K.’s nationwide activities in Germany. The Free State of Bavaria sought from the District Court of Munich a prohibition on bwin e.K.’s activities in Germany, along with an award of damages and an order requiring the production of accounts. Both the District Court and the Appellate Court rejected the claim in its entirety. The Free State of Bavaria has subsequently filed an appeal before the Federal Supreme Court. The oral hearing has been scheduled for 17 March 2011. As this is a civil claim primarily for a cease and desist order rather than damages, this claim is not quantifiable.

In the opinion of the Directors, it is usual practice in unfair competition lawsuits of this type also to sue the directors of the defendant company. As such, the Directors do not consider the fact that proceedings have also been brought against Mr. Teufelberger and Mr. Bodner is significant, as the action is primarily directed against bwin Interactive Entertainment AG and Dr Pfennigwerth.

(iii)

On 10 October 2006, the Lotterie-Treuhandgesellschaft mbH Hessen (‘Lotto Hessen’, the monopoly operator for the State of Hesse) initiated legal proceedings against, bwin International Ltd, Frank Mahon (managing director of bwin International Ltd) and Dr Pfennigwerth and sought from the District Court Wiesbaden an order prohibiting bwin e.K.’s activities in Hesse, along with an award of damages and an order requiring the production of accounts. While the District Court Wiesbaden rejected the claim in its entirety and confirmed the validity of the German and the Gibraltar licences, the Appellate Court granted Lotto Hessen’s appeal and ordered bwin to stop offering its sports betting products within the State of Hesse. bwin challenged the decision and filed an appeal with the Federal Supreme Court on 12 October 2009. The oral hearing has been scheduled for 17 March 2011. As this is a civil claim primarily for a cease and desist order rather than damages, this claim is not quantifiable.

Regardless of the fact that the judgment is not yet final, Lotto Hessen requested that the Court in Wiesbaden impose penalties against bwin International Ltd and Frank Mahon for non-compliance with the judgment ordering bwin International Ltd to cease taking bets from customers in Hesse.

(iv)

On 10 October 2006, the Bremer Toto – und Lotto GmbH (‘Lotto Bremen’, the monopoly operator for the State of Bremen) initiated legal proceedings against bwin International Ltd, Simon Bold (then managing-director of bwin International Ltd) and Dr Pfeningworth, in connection with the legality of bwin e.K.’s nationwide activities in Germany. Lotto Bremen sought an order from the District Court Bremen prohibiting bwin e.K.’s activities in Germany, along with an award of damages and an order requiring the production of accounts. The District Court Bremen and the Appellate Court granted the claim in its entirety and held that the German licence would not entitle bwin e.K. to offer online sports betting in Germany. On 9 February 2010, bwin filed an appeal with the Federal Supreme Court. The oral hearing has been scheduled for 17 March 1011. As this is a civil claim primarily for a cease and desist order rather than damages, this claim is not quantifiable.

(v)

On 2 March 2010, upon application of a Mr. Holtmann (a slot machine shop owner in Germany), the District Court Duisburg issued a preliminary injunction against bwin International Ltd’s offering of gambling services to German residents under bwin.com and bwin.de. No further action has since been taken by Mr. Holtmann. bwin International Ltd intends to file an appeal. As no specific sum of damages has been sought, this claim is not quantifiable.

(b)	Administrative proceedings involving bwin e.K., bwin or bwin International Ltd.

There are numerous administrative proceedings in Germany pending against bwin e.K., bwin, bwin International Ltd and/or Ongame Network Ltd aimed at securing a suspension of operations in the relevant territory.

The majority of German states have issued formal ‘cease and desist’ orders against one or more of the bwin group companies. These orders have been challenged by bwin by means of complaints to the competent administrative courts. The authorities of several states have meanwhile also imposed financial penalties against bwin entities, totalling approximately €2 million, for alleged non-compliance with these cease and desist orders. All such orders are being challenged in the competent courts.

The above administrative proceedings have been disclosed in general terms as all the cases deal with the same legal questions, and the only difference is the part of Germany in which the proceedings have been brought. In addition, in no individual case is a material amount at stake.

15.2.5 Portugal

(a)	Civil proceedings against bwin, bwin International Ltd. and LPFP

As a result of bwin’s sponsorship of the Portuguese Soccer League (‘LPFP’) for the 2005/2006 season, Santa Casa da Misericórdia de Lisboa (‘Santa Casa’, the Portuguese betting and lottery monopoly operator) and the Portuguese Casino Association separately initiated various proceedings against bwin, bwin International Ltd and LPFP aiming at (i) declaring the sponsorship agreement with the LPFP invalid, (ii) declaring bwin’s advertising in Portugal illegal, and (iii) prohibiting bwin from further operating and advertising its products in Portugal, on the basis that, by offering betting and gaming to Portuguese customers, bwin violates Portuguese gambling laws.

Preliminary injunctions sought by the claimants were not granted, and the main proceedings are still pending. Following the recent announcement of bwin’s renewed sponsorship of the LPFP, Santa Casa has extended its claim, requesting that the new sponsorship agreement also be declared invalid.

In its complaint, Santa Casa further requests the payment of damages in the amount of approximately €27 million, for loss of profits due to bwin’s Portuguese activities. On 20 December 2007, the Portuguese court referred to a number of questions of EU law to the CJEU for a preliminary ruling, asking whether the state’s exclusive right to operate games of chance and the prohibition on promotion of games of chance (save for those provided by Santa Casa) were in compliance with EU law. The CJEU suspended the reference procedure until a ruling was issued in another Portuguese reference (C-42/07, ‘Liga Portuguesa’).

Following the CJEU’s ruling in Liga Portuguesa on 8 September 2009, the CJEU considered the reference in the present proceedings inadmissible for lack of detail, without expressing a view on the merits. On 14 April 2010, bwin submitted a new request for a national decision in favour of bwin and for a new reference to the CJEU submitting more detailed questions and providing the CJEU with coherent reasoning. According to local counsel, this procedure will most likely take one more year at the first instance. Thereafter, an appeal to the Court of Appeal and later, under certain conditions, to the Supreme Court is still possible.

15.2.6 Slovenia

In December 2006, The Foundation for Financing of Sports Organisations and the Foundation for the Organisations of the Disabled filed a complaint with the Ljubljana District court against bwin and bwin International Ltd claiming that they (i) should be prohibited from operating its business in Slovenia until they obtain the relevant permission, (ii) should be prohibited from advertising gambling services in Slovenia, (iii) and should be ordered to pay damages of approximately €1.8 million. The plaintiffs also requested the court for a preliminary injunction. The Court decided in early February 2007 to reject the plaintiffs’ request for a preliminary injunction. The first oral hearing took place on 2 December 2010. The decision of the Court of First Instance can be expected in the first half of 2011.

16.	Tax

Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Merger in their particular circumstances.

16.1 Gibraltar

There is no tax in Gibraltar on the disposal of, or dividends paid in respect of the bwin.party Shares or Depositary Interests.

16.2 United Kingdom

The following statements are intended to apply only as a general guide to certain UK tax considerations, based on the current UK tax law and published practice of the HM Revenue & Customs, both of which may change at any time (possibly with retrospective effect). The comments below may not apply to certain classes of persons holding bwin.party Shares or Depositary Interests such as (but not limited to) dealers in securities, insurance companies, collective investment schemes, persons acquiring their bwin.party Shares or Depositary

Interests in connection with their employment, and any shareholder who either alone, or together with connected or associated persons controls directly or indirectly at least ten per cent., of the Company’s issued share capital. In addition, except where the position of non-UK residents is expressly referred to, the following statements relate solely to shareholders who are resident and in the case of individuals ordinarily resident and domiciled in the UK for UK tax purposes, who hold bwin.party Shares or Depositary Interests and who are the absolute beneficial owners of those bwin.party Shares or Depositary Interests, or any dividends paid on them. This summary does not therefore purport to be a complete analysis or listing of all of the potential tax consequences of acquiring and holding bwin.party Shares or Depositary Interests.

If you are in any doubt as to your tax position, or if you are subject to tax in a jurisdiction other than those discussed below, you should consult your own professional advisers.

Disposal of bwin.party Shares or Depositary Interests

(a)	UK resident holders

A disposal of bwin.party Shares or Depositary Interests by a holder who (at any time in the relevant UK tax year) is resident or, in the case of an individual, ordinarily resident in the UK for tax purposes may give rise to a chargeable gain or an allowable loss for the purposes of UK taxation on chargeable gains, depending on the holder’s circumstances and subject to any available exemption or relief.

(b)	Non-UK resident holders

A holder of bwin.party Shares or Depositary Interests who is not resident or ordinarily resident in the UK for tax purposes but who carries on a trade in the UK through a permanent establishment or through a branch or agency (where the holder is not a company) to which the bwin.party Shares or Depositary Interests are attributable may be subject to the same rules for the purposes of UK taxation on chargeable gains as apply to UK resident holders on a disposal or deemed disposal of bwin.party Shares or Depositary Interests.

An individual holder of bwin.party Shares or Depositary Interests who has ceased to be resident or ordinarily resident in the UK for tax purposes for a period of less than five tax years and who disposes of bwin.party Shares or Depositary Interests during that period may also be liable, on his or her return to the UK, to UK taxation on chargeable gains. This rule also applies to individuals who have not ceased to be resident or ordinarily resident in the UK but who, on or after 16 March 2005, have become non-UK resident pursuant to the application of a double tax treaty.

Taxation of Dividends

The Company is not required to withhold for or on account of UK tax from any dividends that it pays.

(c)	UK resident individual holders

Dividends received by UK resident individual holders of bwin.party Shares or Depositary Interests will be subject to UK income tax. Such individual holders will generally, subject to certain other conditions being met, be entitled to a non-refundable UK tax credit equal to one-ninth of the dividend. This will have the effect of reducing the effective rate of UK income tax on the amount of the dividend to zero (for individuals taxable at the dividend ordinary rate), 25 per cent. (for individuals taxable at the dividend upper rate) and approximately 36.1 per cent. (for individuals taxable at the dividend additional rate).

(d)	UK resident corporate holders

A corporate holder of bwin.party Shares or Depositary Interests resident in the United Kingdom for tax purposes will be subject to corporation tax in the UK on any dividends received unless (subject to special rules for such holders that are small companies) the dividend falls within an exempt class and certain other conditions are met. Although it is likely that most dividends paid on the bwin.party Shares or Depositary Interests to UK resident corporate shareholders would fall within one or more of the classes of dividend qualifying for exemption from corporation tax, the exemptions are not comprehensive and are also subject to anti-avoidance rules. Holders within the charge to UK Corporation tax should consult their own professional advisers in relation to the application of the dividend exemption.

UK resident holders who are not liable to UK tax on dividends, including pension funds and charities, are not entitled to claim repayment of the tax credit.

(e)	Non-UK resident holders

A holder who is not resident in the UK for UK tax purposes will not be liable to income or corporation tax in the UK on dividends paid on the bwin.party Shares or Depositary Interests unless such a holder carries on a trade (or profession or vocation) in the UK and the dividends are either a receipt of that trade or, in the case of corporation tax, the bwin.party Shares or Depositary Interests are held by or for a UK permanent establishment through which the trade is carried on.

Anti-avoidance

The attention of individual holders of bwin.party Shares or Depositary Interests who are ordinarily resident in the UK is drawn to the provisions of Chapter 2 of Part 13 of the Income Tax Act 2007. These provisions are aimed at preventing the avoidance of income tax by individuals through transactions resulting in the transfer of assets or income to persons (including companies) resident or domiciled abroad and may render them liable to taxation in respect of undistributed income and profits of the Company on an annual basis.

More generally, the attention of holders of bwin.party Shares or Depositary Interests is also drawn to the provisions of Chapter 1 of Part 13 of the Income Tax Act 2007 (for individual holders) and Part 15 of the Corporation Tax Act 2010 (for holders within the charge to UK corporation tax) which give powers to the United Kingdom HM Revenue & Customs to cancel tax advantages derived from certain transactions in securities.

Inheritance Tax

bwin.party Shares or Depositary Interests beneficially owned by an individual may (subject to certain exemptions and reliefs) be subject to UK inheritance tax on the death of the individual or, in certain circumstances, if the bwin.party Shares or Depositary Interests are the subject of a gift or other transfer of value by the individual.

For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift under particular rules applied to gifts where the donor reserves or retains some benefit. UK inheritance tax is not generally chargeable on gifts to individuals or to certain types of settlements made more than seven years before the death of the donor.

Holders should consult an appropriate professional adviser if they make a gift or transfer of value of any kind or intend to hold any bwin.party Shares or Depositary Interests through trust arrangements. Holders should also seek professional advice in a situation where there is a potential for a double charge to UK inheritance tax and an equivalent tax in another jurisdiction.

Stamp Duty and Stamp Duty Reserve Tax

No liability to UK stamp duty or stamp duty reserve tax will arise in respect of the issue of bwin.party Shares or Depositary Interests.

Provided that the bwin.party Shares are not registered in any register kept in the UK by or on behalf of the Company, any agreement to transfer the bwin.party Shares will not be subject to UK stamp duty reserve tax. It is not intended that any such register will be kept in the UK. No UK stamp duty will be payable on the transfer of the bwin.party Shares, provided that any instrument of transfer is not executed in the UK and does not relate to any property situate, or to any matter or thing done or to be done, in the UK.

No UK stamp duty reserve tax should be payable on an agreement to transfer Depositary Interests within CREST, provided that (i) no register of bwin.party Shares is kept in the UK by or on behalf of the Company and (ii) the central management and control of the Company is not exercised in the UK. It is not intended that any such register will be kept in the UK nor that central management and control of the Company will be exercised in the UK. It is not expected that an instrument subject to UK stamp duty would be created in respect of such a transfer.

16.3 Austria

The following section contains a short summary of certain key Austrian tax principles that may be relevant in the present context. This summary does not purport to be a comprehensive or exhaustive description of all Austrian tax considerations that may be relevant to shareholders. This summary is based on the Austrian tax law in effect at the time of preparation of this document and the provisions of typical double taxation treaties currently in force between Austria and other countries. It is important to note that the legal situation may change, possibly with retroactive effect. In particular draft legislation published on 30 November 2010, which is still subject to discussions, may amend the tax treatment described herein if passed by the Austrian parliament and published in the Federal Law Gazette.

The tax information presented in this document shall not substitute individual tax advice. Therefore, it is recommended that any shareholder should consult their own professional advisers.

Disposal of bwin.party Shares or Depositary Interests

(a)	Austrian resident holders

Capital gains realised by an individual resident in Austria for tax purposes from the sale of bwin.party Shares or Depositary Interests held as a private asset are subject to tax if sold within twelve months after acquisition (‘speculative transactions’) at the applicable progressive income tax rate of up to 50 per cent. Capital gains from speculative transactions (in total) are exempt up to an amount of €440 per year.

After a holding period of twelve months, capital gains from the sale of privately held bwin.party Shares or Depositary Interests are not subject to Austrian income tax unless the shareholder (or, in case of gratuitous acquisitions, the legal predecessor) has, at any point in time during the last five years prior to the sale, directly or indirectly held a participation of at least 1 per cent. in the relevant company. In this case, the capital gains are taxed at half the average income tax rate applicable to the shareholder.

If the shares are held by an Austrian resident individual as a business assets, capital gains realised upon the sale of bwin.party Shares or Depositary Interests are subject to income tax at progressive rates up to 50 per cent. if sold within twelve months after their acquisition. All other capital gains are taxed at half the average income tax rate applicable to the shareholder.

Draft legislation published on 30 November 2010 proposes that capital gains from bwin.party Shares or Depositary Interests acquired on or after 1 January 2011 would be subject to tax in Austria irrespective of any minimum holding period or holding threshold at a rate of 25 per cent. According to such draft legislation capital gains may be subject to an Austrian withholding tax if deposited with an Austrian depositary as from 1 October 2011. Such draft legislation is still subject to discussions and may be passed by the Austrian parliament and be published in the Federal Law Gazette in a different way or not be enacted at all.

If bwin.party Shares or Depositary Interests are held by a corporation resident in Austria for tax purposes capital gains realised upon the sale of the shares are subject to corporate income tax at a rate of 25 per cent. (unless the Austrian company held an at least 10 per cent. participation in PartyGaming plc for an uninterrupted period of one year).

(b)	Non-Austrian resident holders

Non-Austrian resident individuals would be subject to Austrian income tax at half the average income tax rate of up to 50 per cent. (unless sold within the twelve month speculation period in which case the progressive tax rate of up to 50 per cent. applies) and non-Austrian resident corporate investors would be subject to corporate income tax at a rate of 25 per cent. provided that the bwin.party Shares or Depositary Interests are held as business assets attributable to an Austrian permanent establishment. Draft legislation published on 30 November 2010 proposes that capital gains from individuals would be subject to tax in Austria at a rate of 25 per cent in this case.

Taxation of Dividends

Dividends received by an Austrian resident individual investor from the Company would be subject to Austrian withholding tax at a rate of 25 per cent. if paid by an Austrian credit institution or Austrian branch of a non-Austrian credit institution or a special income tax rate of 25 per cent. in any other case. For Austrian resident individuals, the 25 per cent. Austrian withholding tax or the 25 per cent. special income tax rate is final, i.e., neither is income tax due over and above the amount withheld nor do the dividends have to be included in the shareholder’s income tax return. If the effective income tax rate applicable to the shareholder’s income is below 25 per cent., the shareholder may file an income tax return including the dividends received and apply for assessment of his/her income tax liability based on the filed income tax return. Expenses, including interest expenses, relating to the dividends are not deductible.

Draft legislation published on 30 November 2010 may have an impact on the tax treatment of dividends from the Company, however, to date draft legislation also proposes that a 25 per cent. tax rate applies to dividends. Such draft legislation is still subject to discussions and may be passed by the Austrian parliament and be published in the Federal Law Gazette in a different way or not be enacted at all.

For Austrian resident corporations dividend income may be exempt from corporate income tax unless the Company is (i) not subject to corporate income tax, or (ii) generally exempt from corporate income tax or (iii) subject to corporate income tax at a rate that is more than 10 percentage points lower (i.e. less than 15 per cent.) than the Austrian corporate income tax rate (currently 25 per cent.) in which case non-Austrian taxes would be credited against the 25 per cent. Austrian corporate income tax payable on the dividend upon application.

Inheritance and Gift Tax

Austria does not levy inheritance or gift tax. Pursuant to the Gift Notification Act gifts exceeding certain minimum thresholds must be notified to the Austrian tax authorities.

Other taxes

No Austrian transfer tax, value-added tax, stamp duty or similar taxes should arise in connection with the purchase, sale or other transfer of bwin.party Shares or Depositary Interests.

16.4 France

The information contained in the following statements is intended only as a short summary based on our understanding of current law and published practice of certain French tax key considerations which may be relevant for holders of bwin.party Shares or Depositary Interests and not as a substitute for detailed tax advice. It is important to note that draft legislation which may amend the tax treatment described below is currently being discussed in the French Parliament. Any person who is in doubt as to his or its taxation position in France should consult a professional advisor immediately.

As at the date of this document, the Company is subject to corporation tax similar to the French corporation tax. As a result, any income (i.e., dividends and capital gains) derived from the bwin.party Shares and Depositary Interests should benefit from most of the favourable French taxation regimes since Gibraltar is in the EU and as Gibraltar has signed an agreement for the exchange of information relating to tax matters with France (e.g., eligibility to a Special Shares Saving Scheme (PEA), 40 per cent. uncapped general allowance and eligibility to the dividend withholding tax in full satisfaction of income tax (prélèvement forfaitaire libératoire) for dividends distributed to French tax resident individuals).

Disposal of bwin.party Shares or Depositary Interests

(a)	French tax resident holders

(i)

Individuals holding bwin.party Shares or Depositary Interests as part of their private assets outside a Special Share Saving Scheme (PEA) and who are not engaged in stock exchange transactions in conditions similar to those that characterise the activity exercised by a person carrying out such transactions on a professional basis

Capital gains arising from the transfer of bwin.party Shares or Depositary Interests realised by individuals are subject to income tax at the rate of 18 per cent. Social contributions at the rate of 12.1 per cent. are due on the total amount of the capital gain from the first euro regardless of such threshold.

Capital losses incurred during a given year can only be offset against gains of the same nature realised during the year of transfer or the following ten years, provided that the transfer threshold mentioned above has been exceeded in respect of the year during which the capital loss is realised.

On the basis of guidelines issued by the French tax authorities and applicable to companies listed on a regulated market established in a member State of the European Union (BOI 5 C-1-07, 5 January 2007, number 44), capital gains arising from the disposal of bwin.party Shares or Depositary Interests may, subject to certain conditions, benefit from progressive allowances provided that the shares disposed of have been held for more than six years (allowance equal to one third of their amount for each year of holding from the sixth year of holding) and will be entirely exempt from income tax, provided that the shares disposed of have been held for more than eight years (likewise, it is no longer possible to offset capital losses after the eight year). The holding period is computed as from 1 January of the year in which the shares are acquired or subscribed (and at the earliest as from 1 January 2006). Social contributions at the current rate of 12.1 per cent. will continue to be applicable to the total amount of capital gains.

(ii)	Legal entities subject to corporate income tax holding less than 5 per cent. of the shares of the Company

Capital gains realised and losses incurred upon the transfer of bwin.party Shares or Depositary Interests are, in principle, included in the taxable income subject to corporate income tax at the standard rate.

However, net capital gains realised upon the transfer of shares held for at least two years at the time of the transfer which are classified as a controlling interest (titres de participation) for accounting purposes are exempt from corporate income tax, subject to a 5 per cent. portion which is added back to the income taxable at the standard corporate income tax rate.

Capital losses incurred as a result of the transfer of bwin.party Shares or Depositary Interests which qualify under the long term capital gains regime cannot be deferred or offset against capital gains.

(b)	Non-French tax resident holders

Capital gains realised upon the transfer of bwin.party Shares or Depositary Interests by persons who are not French tax residents or whose registered office is located outside France (unless such gains are connected with a permanent establishment or a fixed base subject to tax in France) are not taxable in France.

Dividends

(a)

French tax resident individuals holding bwin.party Shares or Depositary Interests as part of their private assets outside a Special Share Saving Scheme (PEA) and who are not engaged in stock exchange transactions in conditions similar to those that characterise the activity exercised by a person carrying out such transactions on a professional basis

Dividends received on the bwin.party Shares or Depositary Interests will be included in the global income subject to income tax at a progressive rate, to which are added social contributions at the current rate of 12.1 per cent., in the following conditions:

-	dividends are eligible for uncapped allowance of 40 per cent.;

-

then dividends are eligible for a global annual allowance of €3,050 for married couples and partners of a civil union contract (pacte civil de solidarité, as defined under Article 515-1 of the French Civil Code, the ‘PACS’) who are subject to joint taxation and €1,525 for single persons, widows or widowers, divorced or married individuals subject to separate taxation.

Dividends are subject to social contributions before application of the uncapped allowance of 40 per cent., but after the deduction of any expenses incurred for the acquisition or the maintenance of the income.

(b)	French tax resident legal entities subject to corporate income tax holding less than 5 per cent. of the shares of the Company

French legal entities holding less than 5 per cent. of the capital of the Company will not be considered as parent companies and will in principle be subject to corporate income tax at the standard rate on dividends received from the Company.

Wealth tax

bwin.party Shares or Depositary Interests held by French tax resident individuals as part of their private assets will be included in their estate which may be subject to French wealth tax.

Inheritance and gift duties

bwin.party Shares or Depositary Interests acquired by individuals by way of inheritance or gift may be subject to estate or gift tax in France.

Registration duties

No registration duty is applicable in France with regard to disposals of shares of a company listed on a regulated market, unless the disposal is voluntarily subject to registration with the French authorities. In this event, the disposal must be registered and this registration is subject to a duty of 3 per cent. capped at €5,000.

Other situations

Holders subject to other tax regimes than those presented above are advised to consult their usual tax adviser with respect to their specific tax regime.

16.5 Germany

The following section contains a short summary of certain key German tax principles that may be relevant in the context of the holding or the transfer of bwin.party Shares. Particularities that may result from the Merger are not covered in this section. Furthermore, this section does neither cover church tax that may be imposed on individual holders of bwin.party Shares in Germany nor the treatment of certain special companies such as those engaged in the financial and insurance sectors and pension funds. In addition, the following statements relate solely to holders of bwin.party Shares who have their registered seat and their effective place of management in Germany or, in the case of individuals, who are ordinarily resident and domiciled in Germany for German tax purposes.

This section is based on the German tax law in effect at the time of preparation of this document and the provisions of typical double taxation treaties currently in force between

Germany and other countries. It is important to note that the legal situation may change, possibly with retroactive effect.

The tax information presented in this section shall not substitute individual tax advice. Prospective investors should consult their own tax advisors as to the specific tax consequences arising from the investment in bwin.party Shares.

Taxation of Dividend Income and Capital Gains

(a)	bwin.party Shares held as private assets

Dividends and capital gains are, as a rule, taxed as investment income and are principally subject to a 25 per cent. flat tax (plus 5.5 per cent. solidarity surcharge thereon). As the Company does neither have its registered seat nor its effective place of management in Germany, the flat tax will only be levied by means of German withholding tax, where bwin.party Shares are held in custody with a German custodian (i.e., German resident credit institutions, financial services institutions (including German permanent establishments of foreign institutions), securities trading companies or securities trading banks (a ‘Disbursing Agent’).

If German withholding tax is not levied, the shareholder will have to declare dividends distributed by the Company or capital gains deriving from the disposal of bwin.party Shares in his annual tax return. To the extent German withholding tax has been withheld, the withholding tax will generally serve as a flat tax so that the shareholder’s income tax liability on the dividends and capital gains will be deemed settled, and the shareholder will no longer have to declare these items on his annual tax return. In principle and within certain restrictions, foreign (withholding) taxes can be credited against the shareholder’s German income tax burden.

The shareholder is taxed on the gross personal investment income, less the saver’s allowance of €801 (or, for married couples filing jointly, €1,602). The deduction of income related expenses actually incurred is generally not possible. Private investors can apply to have their investment income assessed in accordance with the general rules on determining an individual’s tax bracket if this would result in a lower tax burden.

As a rule, losses resulting from the disposal of bwin.party Shares can only be offset with capital gains deriving from the sale of shares.

Particularities may arise with regard to the capital gains taxation: If a shareholder, or in the case of a gratuitous acquisition, the shareholder’s legal predecessor, has directly or indirectly held at least 1 per cent. of bwin.party Shares at some time during the five years preceding the sale, 60 per cent. of any capital gain resulting from the sale are taxable at the marginal income tax rate (plus 5.5 per cent. solidarity surcharge thereon). Conversely, 60 per cent. of capital losses are recognised for tax purposes, however, as the Company is tax resident in Gibraltar, subject to certain restrictions. If a shareholder has held less than 1 per cent. of bwin.party Shares at any time during the five years preceding the sale, and acquired the shares prior to 2009, the rules on the taxation of private sales transactions before the 2008 enterprise tax reform may come to apply which, in a given case, result in a tax exempt capital gain (impacts of the Merger will have to be considered on a case by case basis).

(b)	bwin.party Shares held as business assets

As the Company has neither its registered seat nor its effective place of management in Germany, German withholding tax (25 per cent. plus 5.5 per cent. solidarity surcharge thereon) will only be levied where the shares in the Company are held in custody with a German Disbursing Agent and, depending on the particular case, further requirements are fulfilled.

In the case the shares in the company form part of a German business the German withholding tax will not serve as a flat tax.

If German withholding tax was deducted and remitted to the German tax authorities, the withholding tax would be credited against the respective shareholder’s final (corporate) income tax liability. To the extent the amount withheld exceeds the (corporate) income tax liability, the withholding tax will be refunded, provided that certain requirements are met. In addition, and within certain restrictions, foreign (withholding) taxes can be credited against the shareholder’s German income tax burden.

The taxation of dividends distributed by the Company and capital gains deriving from the disposal of bwin.party Shares depends on whether the shareholder is a corporation, sole proprietor or partnership:

(i)	Corporations

For corporations, dividends and capital gains are, as a rule, effectively 95 per cent. tax exempt from corporate income tax (including solidarity surcharge). Business expenses actually incurred in connection with dividends and capital gains are deductible for corporate income tax and trade tax purposes.

Dividends are fully subject to trade tax, unless, inter alia, the shareholder holds at least 15 per cent. of the registered share capital of the Company as from the beginning of the respective tax assessment period. In this case 95 per cent. of the dividends are also exempt from trade tax. Capital gains, however, are irrespective of the size of the shareholding 95 per cent. tax exempt from trade tax. Losses from the sale of bwin.party Shares are not tax deductible for corporate income tax and trade tax purposes.

(ii)	Sole proprietors (individuals)

60 per cent. of dividends and capital gains are taxed at the marginal personal income tax rate (plus 5.5 per cent. solidarity surcharge thereon) if bwin.party Shares are held by an individual as business assets. Correspondingly, 60 per cent. of business expenses related to the dividends and capital gains are basically deductible for income tax purposes.

Dividends are fully subject to trade tax, unless, inter alia, the sole proprietor holds at least 15 per cent. of the registered share capital of the Company as from the beginning of the respective tax assessment period. In this case dividends are fully tax exempt from trade tax.

As regards capital gains, 60 per cent. of the gains are subject to trade tax. 60 per cent. of losses from the sale of bwin.party Shares are tax deductible for income tax and trade tax purposes, subject, however, to certain restrictions as the Company is tax resident in Gibraltar. All or part of the trade tax is generally credited as a lump sum against the sole proprietor’s income taxes.

(iii)	Partnerships

For (corporate) income tax purposes, partnerships are principally transparent. Thus, (corporate) income tax will be assessed and levied only at the level of the partners considering the rules outlined above (subsection (i) and (ii)).

Trade tax, however, is assessed and levied at the level of the partnership considering the trade tax rules applicable to the partners holding the interest in the relevant partnership. As regards the question, whether the participation threshold of 15 per cent. discussed in subsection (i) and (ii) above is fulfilled, the shareholding of the partnership is decisive. In case the partner is an individual, the trade tax paid by the partnership is credited as a lump-sum against the individual partners’ personal income tax liability to the extent the partner participates in the assets of the partnership.

Particularities in view of the German controlled Foreign Corporation Rules

Controlled foreign company provisions generally apply if one or more German residents hold in total more than 50 per cent. of the share capital in a company that yields passive income and that is a resident in a low tax jurisdiction. The passive income is then taxed at the applicable individual tax rate of the shareholder even if the income is not distributed. Special rules apply if a foreign company generates passive income of an investment nature.

Investors holding at least 1 per cent. (or in a given case even a lower percentage) of the Company’s registered share capital generally fall in the scope of the German Foreign Taxation Act (Außensteuergesetz) since the Company does neither have its registered seat nor its effective place of management in Germany. As a consequence, certain types of earnings from capital investments (Einkünfte mit Kapitalanlagecharakter) of the Company and/ or its subsidiaries (in particular interests) which are considered ‘passive’ and which are subject to a taxation of less than 25 per cent. may be proportionally deemed distributed directly to the holder of bwin.party Shares even if the holder of bwin.party Shares in fact does not receive a distribution in cash by the Company. Exemptions from (corporate) income or trade tax applicable to ordinary dividends as described in section 1.1.1 will not be available for such deemed distributions.

The German Foreign Taxation Act provides for certain tax exemptions (i.e. in case the Company’s gross earnings from capital investments does not exceed 10 per cent. of all low taxed passive gross earnings and the amount allotted to the foreign company or the respective shareholder does not exceed EUR 80,000 per annum). It can however not be ruled out that holders of bwin.party Shares may not be covered by such exemptions.

Inheritance and Gift Tax

The transfer of bwin.party Shares to another person may be subject to German inheritance and gift tax if the decedent, the donor or the beneficiary (heir or other transferee), at the time of inheritance or donation respectively, either maintained his residence or a habitual abode in Germany, had its place of management or registered office in Germany, or is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany (special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany).

The German Inheritance and Donation Tax Act (Erbschaftsteuergesetz) does, however, provide for certain tax relief particularly (but not exclusively) if bwin.party Shares are held by the decedent or donor as part of business assets and further specific requirements are met.

Other taxes

No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on the sale or other transfer of bwin.party Shares. Provided that certain requirements are met, entrepreneurs may, however, opt for the payment of value-added tax on transactions that are otherwise tax exempt. No net wealth tax is currently imposed in Germany.

Depositary Interests

The taxation of Depositary Interests is similar to the taxation of Shares because the Depositary Interest should be deemed as a trustee relationship regarding the Shares. However, the Federal Ministry of Finance has not definitively confirmed this.

Only two specific points on the taxation of Depositary Receipts were clarified by the Opinion of the German Federal Ministry of Finance set forth in the circular IV C1-5-2252/08/10004 dated 22 December 2009 as expanded by circular IV C 1-5-2252/10/10010, dated 16 November 2010. Firstly, that a swap of American, Global or International Depositary Receipts (which may be considered comparable to Depositary Interests) against Shares is not taxable. Secondly, that there is no difference in the tax treatment of losses resulting from the disposal of corporate shares in comparison to losses resulting from the disposal of American Depositary Receipts (which may be considered comparable to Depositary Interests). As such, the Ministry did not issue a general statement equating the taxation of shares with depositary interests.

Although the views expressed in academic literature opine that the taxation of such interests is similar to the taxation of shares, a risk of a difference in the treatment by the fiscal authorities cannot be fully excluded.

If German withholding tax is levied, the taxation is the same. If German withholding tax is not levied, there may be taxation of the full amount.

16.6 Italy

The following summary is not intended as tax advice and does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser or holder of the bwin.party Shares or Depositary Interests. It relates to the position of persons who are the absolute beneficial owners of the bwin.party Shares or Depositary Interests.

The following summary relates only to the following Italian tax aspects, pursuant to the Consob Regulation 809/2004: (i) the withholding taxes applicable at source on income paid on the bwin.party Shares or Depositary Interests and (ii) whether the Company, as issuer, must act as withholding agent under Italian tax laws with respect to the income paid on the bwin.party Shares or Depositary Interests. It does not purport to deal with all the tax consequences applicable to all categories of prospective beneficial owners of the bwin.party Shares or Depositary Interests, some of which may be subject to special rules.

Prospective holders of the bwin.party Shares or Depositary Interests should consult their tax advisers as to the tax consequences of acquiring, holding and disposing of the bwin.party Shares or Depositary Interests.

This summary is based upon the tax law as in effect in the Republic of Italy on the date of this document and is subject to any change in law or practice that may take effect after such date.

Taxation of dividends

Since Gibraltar qualifies as a ‘tax haven’ entity for certain Italian tax purposes, profit distributions paid on the bwin.party Shares or Depositary Interests to Italian companies or similar business entities (including an Italian permanent establishment of a foreign entity to which the bwin.party Shares or Depositary Interests are effectively connected) (the ‘Corporate Holders’) will form part of the taxable business income of the holders subject to corporate income tax (‘IRES’) currently due at a rate equal to 27.5 per cent.(1)Depending on the status of the Corporate Holder, the dividends should not be included in the relevant taxable base of the regional tax on productive activities (IRAP), currently due at the 3.9 per cent. rate though surcharges or rebates may be locally established, or should be included for 50 per cent. of their amount in the IRAP taxable base in case the Corporate Holder is a bank or other financial institution. The Italian tax resident holders of the bwin.party Shares or Depositary Interests may generally benefit from a tax credit for final withholding taxes applied outside Italy, if any.

Assuming that the bwin.party Shares will be listed in a regulated market (such as the London Stock Exchange), dividends paid to Italian individuals holding the bwin.party Shares or Depositary Interests not in connection with an entrepreneurial activity (the ‘Individuals’), and provided that the bwin.party Shares or Depositary Interests do not represent a ‘qualified participation’ in the issuer, as below defined, will be subject to an Italian final withholding tax at a rate of 12.5 per cent. on the amount of dividends net of any foreign tax if the dividends are collected through the intervention of an Italian withholding agent. If the dividends on the bwin.party Shares or Depositary Interests are not collected through an Italian withholding agent, the Individual will be required to declare the dividends in his/her yearly tax return and subject them to a final substitute tax at a rate of 12.5 per cent.

Assuming that the Shares will be listed on a regulated market (such as the London Stock Exchange), dividends paid to the Individuals holding the bwin.party Shares or Depositary Interests, and provided that the bwin.party Shares or Depositary Interests represent a ‘qualified participation’ in the issuer, will form part of the aggregate taxable income of the holders subject to IRPEF, at the applicable progressive rates. If the dividends are collected through an Italian withholding agent an Italian advanced creditable withholding tax at a rate of 12.5 per cent. is applied on the dividend amount net of any foreign tax.(2)Furthermore, withholding taxes on the dividends, if any, applied outside of Italy may be creditable in the hands of the Individuals, pursuant to the provisions governing the foreign tax credit.

Assuming that the Shares will be listed on a regulated market (such as the London Stock Exchange), the bwin.party Shares or Depositary Interests owned by a given Individual are treated as a ‘qualified participation’ if that Individual (i) owns more than 2 per cent. of the voting rights exercisable in the general meeting of the relevant issuer; or (ii) owns more than 5 per cent. of the issuer’s capital or net worth.

(1)

Should a Corporate Holder, other than an IFRS adopter which accounts the bwin.party Shares on Depositary Interests in the held for trade category, obtain a ruling from the Italian tax authorities whereby it is stated that the interposition of the Gibraltar entity (i.e. the foreign issuer) is not aimed at sheltering the potential taxation of the income, only 5 per cent. of the dividend will form part of the aggregate taxable business income for IRES purposes.

(2)

Should the holder of the bwin.party Shares or Depositary Interests obtain a ruling from the Italian tax authorities whereby it is stated that the interposition of Gibraltar entity (i.e. the foreign issuer) is not aimed at sheltering the potential taxation of the income, the entrance withholding tax, if any, is applied only upon 49.72 per cent. of the dividends and only such portion is taxable for IRPEF purposes

Withholding tax obligation

Provided that the Company does not have any permanent establishment or office in Italy it shall not act as withholding agent in respect of the income paid on the bwin.party Shares or Depositary Interests.

16.7 Sweden

The following section contains a summary of certain key Swedish tax principles for private individuals and limited liability companies that may be relevant in the present context. The summary is based on current legislation and is intended to provide general information only, applicable as from the admission for trading on the London Stock Exchange.

The summary does not describe:

(i)	Situations where bwin.party Shares or Depositary Interests are held as current assets in business operations;

(ii)	Situations where bwin.party Shares or Depositary Interests are held by a partnership or a limited partnership;

(iii)

The special rules regarding tax-free capital gains (including non-deductible capital losses) and dividends in the corporate sector which may be applicable to bwin.party Shares or Depositary Interests which are deemed to be held for business purposes (for tax purposes);

(iv)

The special rules which in certain cases may be applicable to bwin.party Shares or Depositary Interests which are or have been so-called qualified shares in close companies or have been acquired by means of such shares;

(v)	Foreign companies conducting business from a permanent establishment in Sweden;

(vi)	Foreign companies which have been Swedish companies; and

(vii)	Holders who either alone or together with connected or associated persons control directly or indirectly at least 25 per cent. of the Company’s issued share capital or votes.

Furthermore, special tax rules apply to certain categories of companies, such as life insurance companies. The treatment for tax purposes of each individual holder depends, in part, on such holder’s particular circumstances. Each shareholder is advised to consult an independent tax advisor as to the tax consequences relating to their particular circumstances, including the applicability and effect of foreign regulations.

Disposal of bwin.party Shares or Depositary Interests

(a)	Private individuals

For private individuals resident in Sweden for tax purposes, capital gains on the disposal of bwin.party Shares or Depositary Interests are taxed in the capital income category at a tax rate of 30 per cent.

Deductible capital losses on listed shares may be fully offset against taxable capital gains arising the same year on shares, as well as on listed securities taxed as shares (however not participations in investment funds containing Swedish receivables only, räntefonder). Capital losses not absorbed by these set-off rules are deductible at 70 per cent. in the capital income category.

Should a net loss arise in the capital income category, a reduction on the tax on income from employment and business operations, as well as property tax and municipal property fees is granted. The tax reduction is granted at 30 per cent. of such net loss which does not exceed SEK 100,000, and at 21 per cent. of any remaining net loss. An excess net loss cannot be carried forward to future tax years.

(b)	Limited liability companies

For limited liability companies (aktiebolag) taxable capital gains on the disposal of bwin.party Shares or Depositary Interests are taxed as income from business operations at a tax rate of 26.3 per cent.

Capital losses on shares may only be offset against taxable capital gains on shares and other securities taxed as shares. If a capital loss cannot be deducted by the company which has made the loss, it may be deducted the same year from a group company’s taxable capital gains on shares and other securities taxed as shares, provided that the companies are entitled to tax consolidation through so-called group contributions, (koncernbidrag) and that both companies make a request in the tax assessment of the same year. A net capital loss on shares which cannot be utilised in a certain year may be carried forward (by the limited liability company having made the loss) and offset in future tax years taxable capital gains on shares and other securities taxed as shares, without any limitation in time. Special tax rules may apply to certain categories of companies or certain legal persons, for example mutual funds and investment companies.

(c)	Non-Swedish resident holders

Holders not resident in Sweden for tax purposes - and not conducting business from a permanent establishment in Sweden - are normally not liable for capital gains taxation in Sweden.

Private individuals not resident in Sweden for tax purposes are, however, subject to Swedish capital gains taxation upon disposal of bwin.party Shares or Depositary Interests, if they have been residents of Sweden or have had a habitual abode in Sweden at any point during the calendar year of disposal or the ten preceding calendar years, provided the bwin.party Shares or Depositary Interests were acquired when the person was tax resident in Sweden, or have been acquired by means of shares or other securities taxed as shares acquired when the person was tax resident in Sweden, or have been acquired by means of shares or other securities taxed as shares in Swedish companies within the above mentioned period of ten years. The application of this rule may be limited by tax treaties for the avoidance of double taxation.

Taxation of dividends

(a)	Private individuals

Dividends on bwin.party Shares or Depositary Interests are taxed in the capital income category at a tax rate of 30 per cent.

For private individuals resident in Sweden for tax purposes, a preliminary tax of 30 per cent. is withheld on dividends in respect of payments by Euroclear Sweden AB or, in respect of nominee-registered shares, by a nominee domiciled in Sweden.

(b)	Limited liability companies

Taxable dividends on bwin.party Shares or Depositary Interests are taxed as income from business operations at a tax rate of 26.3 per cent.

(c)	Non-Swedish resident holders

Holders not resident in Sweden for tax purposes - and not conducting business from a permanent establishment in Sweden - are normally not liable for taxation in Sweden of dividends on shares in non-Swedish companies.

17.	Financial information and statutory auditors

17.1 PartyGaming Plc

Section 182 of the Gibraltar Companies Act 1930 requires the auditors’ report to state:

—	whether or not they have obtained all the information and explanations they have required; and

—

whether, in their opinion, the balance sheet referred to in the report is properly drawn up so as to exhibit a true and correct view of the state of the company’s affairs according to the best of their information and the explanations given to them, and as shown by the books of the company.

Section 10 of the Gibraltar Companies (Accounts) Act 1999 requires the auditors’ report:

—

to include a clear statement as to whether in their opinion the annual accounts have been properly prepared in accordance with the requirements of this Act (and, where applicable, Article 4 of the IAS Regulation);

—	to include a clear statement to whether the annual accounts give a true and fair view, in accordance with the relevant financial reporting framework:

	—	in the case of an individual balance sheet, of the state of affairs of the company as at the end of the financial year;

	—	in the case of an individual profit and loss account, of the profit or loss of the company for the financial year;

—

in the case of group accounts, of the state of affairs as at the end of the financial year and of the profit or loss for the financial year, of the undertakings included in the consolidation as a whole, so far as concerns members of the company;

—	to be either unqualified or qualified; and

—	to include a reference to any matters to which the auditors wish to draw attention by way of emphasis without qualifying the report.

In certain circumstances an auditor’s report includes an ‘emphasis of matter’ paragraph to highlight a matter affecting the financial statements. An emphasis of matter paragraph does not affect the auditor’s opinion. The auditor is required to consider adding an emphasis of matter paragraph where there is a significant uncertainty, the resolution of which is dependent upon future events and which may affect the financial statements.

The financial information in this document does not amount to statutory accounts within the meaning of section 9 of the Gibraltar Companies (Accounts) Act 1999. BDO LLP (formerly BDO Stoy Hayward LLP), whose address is 55 Baker Street, London W1U 7EU, and BDO Limited (formerly BDO Orion Limited), whose address is PO Box 1200, Montagu Pavilion, 8-10 Queensway, Gibraltar, have jointly audited the statutory accounts for PartyGaming Plc for the three years ended 31 December 2007, 31 December 2008 and 31 December 2009.

BDO LLP is a member of the Institute of Chartered Accountants of England and Wales and is independent of the Company. BDO Limited is a member of Institute of Chartered Accountants of England and Wales and is independent of the Company.

The independent auditors’ reports on PartyGaming Plc’s statutory accounts for the years ended 31 December 2007, 31 December 2008 and 31 December 2009 were unqualified and did not report any matters in relation to PartyGaming Plc keeping proper accounting records and the auditors receiving information and explanations on their audit.

Whilst unqualified, the audit reports for the years ended 31 December 2007 and 31 December 2008 included an emphasis of matter, drawing the attention of readers of PartyGaming’s consolidated financial statements to the directors’ disclosures in respect of the residual risk of adverse action arising from PartyGaming having had customers in the US prior to the enactment of the UIGEA. These are dealt with elsewhere in this document alongside an update on recent developments in the sector as regards both US legislation and the US authorities. Accordingly, an emphasis of matter has not been deemed necessary in the accountants’ report in this document.

Copies of the financial statements and auditors’ reports thereon are available on PartyGaming’s website.

17.2 bwin

Section 274 of the Austrian Commercial Code (Unternehmensgesetzbuch) requires that the auditor’s report:

—	include a clear statement as to whether the financial statements comply with legal requirements;

—	include a clear statement as to whether the financial statements give a true and fair view, in accordance with the relevant financial reporting framework:

—

in the case of individual financial statements, of the financial position of the Company as of the reporting date and of its financial performance for the year then ended in accordance with Austrian Generally Accepted Accounting Principles;

—

in the case of group financial statements, of the financial position of the Group as of the reporting date and of its financial performance and its cash flows for the year then ended in accordance with Austrian Generally Accepted Accounting Standards or, if applicable, IFRS;

—	include a clear statement as to whether the management report is consistent with the financial statements;

—	include a clear statement as to whether the disclosures pursuant to Section 243a of the Austrian Commercial Code in the management report are appropriate;

—	be either unqualified or qualified; and

—	to include a reference to any matters to which the auditors wish to draw attention by way of emphasis without qualifying the report.

In certain circumstances an auditor’s report includes an ‘emphasis of matter’ paragraph to highlight a matter affecting the financial statements. An emphasis of matter paragraph does not affect the auditor’s opinion. The auditor is required to consider adding an emphasis of matter paragraph where there is a significant uncertainty, the resolution of which is dependent upon future events and which may affect the financial statements.

The financial information included in this document does not amount to statutory accounts within the meaning of section 244 of the Austrian Commercial Code. KPMG Austria, whose address is Porzellangasse 51, 1090 Vienna, Austria, has audited the statutory accounts for bwin for the three years ended 31 December 2007, 31 December 2008 and 31 December 2009 and have made a report under section 268 of the Austrian Commercial Code.

KPMG Austria is a member of the Austrian Chamber of Chartered Accountants (Kammer der Wirtschaftstreuhander Österreich) and is independent of bwin Interactive Entertainment AG.

The independent auditor’s reports on bwin’s statutory accounts for the years ended 31 December 2007, 31 December 2008 and 31 December 2009 were unqualified. Copies of the financial statements and auditor’s reports thereon are available on bwin’s website.

Whilst unqualified, the audit reports on bwin’s statutory accounts for the years ended 31 December 2007, 31 December 2008 and 31 December 2009 included an emphasis of matter, drawing the attention of readers of the bwin financial statements to the directors’ disclosures in respect of risks due to legal and tax court proceedings against group companies, licensees and business partners of bwin. These are dealt with elsewhere in this document alongside an update on recent developments as regards the regulatory environment within European Union, risks relating to pending litigation within certain European Union countries, and the tax audit currently being performed by the Austrian tax authorities. In light of these developments an emphasis of matter is not considered necessary in the accountant’s report in this document.

17.3 bwin.party

It is currently intended that the auditors of the Company for the financial year ended 31 December 2011 will be BDO. However, a formal decision by the Board to suggest their reappointment to shareholders will not be made until after the PartyGaming EGM has taken place on 28 January 2011.

18.	Employees

18.1 PartyGaming

The following table sets forth the average number of PartyGaming’s employees for the years indicated:

PartyGaming	Year ended 31 December

	2007	2008	2009

Directors	10	9	8
Administration	147	147	130
Customer service	362	384	352
Other	648	690	777

Total	1,167	1,230	1,267

18.2 bwin

The following table sets forth the average number of bwins’s employees for the years indicated and a breakdown of the areas of the business in which they were employed in 2009:

bwin	Year ended 31 December

	2007	2008	2009

Employees	1,081	1,358	1,526
Contractors	63	51	44
Total	1,144	1,409	1,570

19.	Working capital

The Company is of the opinion that the working capital available to PartyGaming is sufficient for its present requirements, that is for at least the 12 months following the date of this document.

20.	No significant change

20.1 PartyGaming Plc

Save for entering into the Merger Implementation Agreement (as described in more detail in paragraph 13.1.1 of this Part 9) which commits PartyGaming Plc, subject to the Conditions, to implement the Merger, there has been no significant change in the financial or trading position of PartyGaming since 30 June 2010, the date to which the last unaudited interim consolidated accounts of PartyGaming were prepared.

20.2 bwin Interactive Entertainment AG

There has been no significant change in the financial or trading position of bwin since 30 September 2010, the date to which the last audited consolidated accounts of bwin were prepared.

21.	Consents

21.1 BDO LLP has given and has not withdrawn its written consent to the inclusion of its reports in Section B of Part 7 ‘Pro forma Financial Information’ and in Section A of Part 10 ‘PartyGaming Financial Information’, in the form and context in which they are included, and has authorised the contents of such Parts of this document which comprise its reports.

21.2 Deloitte Limited has given and not withdrawn its written consent to the inclusion in this document of the references to its report in the form and context in which they are included, and has authorised the inclusion of such reference. Deloitte Limited accepts responsibility for the references to its report in this document. To the best of the knowledge of Deloitte Limited (having taken all reasonable care to ensure that such is the case), the information contained in the references to its report is in accordance with the facts and contains no omission likely to affect the import of such information. Deloitte Limited is a firm of chartered accountants and business advisors approved as registered auditors under the Gibraltar Financial Services (Auditors) Act 2009 and has its registered office at Merchant House, 22/24 John Mackintosh Square, Gibraltar.

21.3 Deloitte Audit Wirtschaftsprüfungs GmbH has given and not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they appear. Deloitte Audit Wirtschaftsprüfungs GmbH is a member of the Austrian Chamber of Chartered Accountants (Kammer der Wirtschaftsprüfungs Österreich) and has its registered office at Renngasse 1/Freyung, 1013 Vienna, Austria.

21.4 KPMG Audit Plc has given and has not withdrawn its written consent to the inclusion of its report in Part 11 ‘bwin Financial Information’, in the form and context in which it is included, and has authorised the contents of such Parts of this document which comprise its report for.

22.	General

22.1 Fees and expenses

The fees and expenses relating to the issue and Admission of New Shares in connection with the Merger, payable by the Company, including professional fees and expenses and the printing and distribution of documents are estimated to amount to approximately £25.5 million.

22.2 Information about Deutsche Bank AG’s shareholdings in bwin Interactive Entertainment AG

Deutsche Bank AG presently holds approximately 778,000 Existing bwin Shares (representing approximately 2.16 per cent. of bwin Interactive Entertainment AG’s issued share capital), which it agreed to sell to a third-party bank as purchaser. The purchaser failed to take delivery of, and make payment to Deutsche Bank AG in respect of, these shares on the agreed settlement date at the end of June 2006. Deutsche Bank and the purchaser are in dispute as to who is in default under this arrangement and these shares are currently held by Deutsche Bank AG.

In addition, Deutsche Bank AG is involved in another dispute with the same third-party bank, in relation to an additional approximately 2,250,000 Existing bwin Shares (representing approximately 6.25 per cent. of bwin Interactive Entertainment AG’s issued share capital), which the purchaser is seeking to deliver to Deutsche Bank AG. Deutsche Bank AG believes it is under no obligation to take delivery of these shares and under no obligation to pay for them. Another third-party bank is also involved in this dispute.

The parties intend to submit the dispute to arbitration and a decision is expected within 12 months of the commencement of the arbitration.

Deutsche Bank AG does not intend to exercise any rights in connection with the approximately 778,000 Existing bwin Shares it currently holds in connection with the dispute.

Subject to the terms of the Merger Agreement, however, on Completion these Existing bwin Shares will automatically convert to New Shares.

23.	Documents available for inspection

Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 12 months following Completion at the offices of Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS and at the offices of bwin.party at 711 Europort, Gibraltar:

(a)	PartyGaming Plc’s memorandum of association and Articles of Association;

(b)	the New Articles;

(c)	a comparison document showing the differences between PartyGaming Plc’s Articles of Association and the New Articles;

(d)

the accountant’s report from BDO LLP and the consolidated historical financial information of the Company in respect of the three financial years ended 31 December 2007, 2008 and 2009, set out in Section A and Section B of Part 10 ‘PartyGaming Financial Information’;

(e)

the audited consolidated accounts of the Company in respect of the three financial years ended 31 December 2007, 2008 and 2009, together with the related joint audit opinions from BDO LLP and BDO Limited;

(f)

the unaudited interim consolidated financial information of PartyGaming in respect of the six months ended 30 June 2010, together with BDO LLP’s interim review report in respect thereof, which has been incorporated by reference into this document as described in Part 12 ‘Documents Incorporated by Reference’;

(g)	the unaudited consolidated balance sheet of the Company as at 30 September 2010, which is set out in Section C of Part 10 ‘PartyGaming Financial Information’;

(h)

the audited consolidated accounts of bwin Interactive Entertainment AG in respect of the three financial years ended 31 December 2007, 2008 and 2009, together with the related audit reports from KPMG Austria;

(i)

the consolidated historical financial information of bwin Interactive Entertainment AG in respect of the three financial years ended 31 December 2007, 2008 and 2009 and the nine months ended 30 September 2010, together with the related accountant’s report from KPMG Audit Plc;

(j)	the audited unconsolidated balance sheet of bwin Interactive Entertainment AG as of 30 September 2010, together with the audit report of KPMG Austria;

(k)	the report from BDO LLP on the pro forma financial information, which is set out in Part 7 ‘Pro Forma Financial Information’;

(l)	the independent expert’s report, as required by the Cross-Borders Mergers Directive, produced by Deloitte Limited;

(m)	the PartyGaming EGM Circular;

(n)	the Merger Plan;

(o)	the Merger Implementation Agreement;

(p)	the PartyGaming director’s report, as required by the Gibraltar Merger Regulations;

(q)	the pro forma regulatory process agreement described in paragraph 13.3 of this Part 9;

(r)	the rules of the executive and employee share plans described in paragraph 10 of this Part 9;

(s)	the letters confirming the consents referred to in paragraph 21 above; and

(t)	this document.

Dated: 23 December 2010.

PART 10

PARTYGAMING FINANCIAL INFORMATION

Section A
Accountant’s Report

The Directors and Proposed Directors PartyGaming Plc 711 Europort Gibraltar

Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB

23 December 2010

Dear Sirs

PartyGaming Plc (the ‘Company’) and its subsidiary undertakings (together, the ‘Group’)

Introduction

We report on the financial information set out in section B of Part 10. This financial information has been prepared for inclusion in the prospectus dated 23 December of PartyGaming Plc (the ‘Prospectus’) on the basis of the accounting policies set out in note 1 to the financial information. This report is required by item 20.1 of annex I of the Commission Regulation (EC) No. 809/2004 (the ‘PD Regulation’) and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The directors of the Company are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information and in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRSs’).

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by the law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of annex I of the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions outside the United Kingdom and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Group as at the dates stated and of its consolidated results, changes in equity and cash flows for the years then ended in accordance with the basis of preparation set out in note 1 to the financial information and has been prepared in accordance with IFRSs as described in note 1 to the financial information.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of annex I of the PD Regulation.

Yours faithfully

BDO LLP
Chartered Accountants

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127)

Section B

Consolidated Historical Financial Information of the Company for the three years ended 31 December 2009

Consolidated statement of comprehensive income - PartyGaming

Year ended 31 December	Notes	2007 €million	2008 €million	2009 €million

Continuing operations
Net revenue		318.2	328.6	309.1
Other revenue		12.6	—	1.0

Total revenue	2	330.8	328.6	310.1
Cost of sales		(2.8)	(4.2)	(5.4)

Gross profit		328.0	324.4	304.7
Other operating income (expense)		1.6	(1.9)	(0.8)
Administrative expenses excluding share-based payments		(145.7)	(132.7)	(116.9)
Share-based payments	3	(55.0)	(15.1)	(6.2)
Administrative expenses		(200.7)	(147.8)	(123.1)
Distribution expenses		(125.2)	(120.6)	(124.4)

Profit from operating activities	4	3.7	54.1	56.4
Finance income	6	2.1	3.3	1.2
Finance expense	6	(1.1)	(0.1)	(0.2)

Profit before tax		4.7	57.3	57.4
Tax	7	5.0	(3.2)	(4.1)

Profit after tax from Continuing operations		9.7	54.1	53.3
Profit (loss) after tax from Discontinued operations	8	19.3	(7.6)	(71.8)

Profit (Loss) for the year attributable to the equity holders of the parent		29.0	46.5	(18.5)
Other comprehensive income (expense):
Exchange differences on translation of foreign operations, net of tax		1.5	(1.9)	(1.2)

Total comprehensive income (expense) for the year attributable to the equity holders of the parent		30.5	44.6	(19.7)

Earnings (loss) per share (€ cents)
Basic	9	7.3	11.4	(4.5)
Diluted	9	6.9	11.2	(4.5)

Continuing earnings per share (€ cents)
Basic	9	2.4	13.3	13.1
Diluted	9	2.3	13.1	12.7

Consolidated statement of financial position – PartyGaming

As at 31 December	Notes	2007 €million	2008 €million	2009 €million

Non-current assets
Intangible assets	10	141.2	128.2	232.9
Property, plant and equipment	11	26.2	11.6	8.5

		167.4	139.8	241.4

Current assets
Assets held for sale	13	—	4.1	4.0
Trade and other receivables	14	41.1	33.9	35.0
Short-term investments	15	5.9	5.8	8.1
Cash and cash equivalents	16	82.9	134.2	145.1

		129.9	178.0	192.2

Total assets		297.3	317.8	433.6

Current liabilities
Trade and other payables	17	(74.4)	(30.6)	(57.8)
Income taxes payable		(2.6)	(1.9)	(4.8)
Client liabilities and progressive prize pools	18	(85.9)	(91.2)	(87.2)

		(162.9)	(123.7)	(149.8)

Non-current liabilities
Trade and other payables	17	—	—	(54.8)
Loans and borrowings	19	—	—	(38.7)
Deferred tax	20	—	—	(10.9)

		—	—	(104.4)

Total liabilities		(162.9)	(123.7)	(254.2)

Total net assets		134.4	194.1	179.4

Equity
Share capital	23	0.1	0.1	0.1
Share premium account		46.1	46.1	47.7
Own shares	23	—	—	(2.8)
Capital contribution reserve		24.1	24.1	24.1
Retained earnings		636.1	697.7	685.4
Other reserve		(573.7)	(573.7)	(573.7)
Currency reserve		1.7	(0.2)	(1.4)

Equity attributable to equity holders of the parent		134.4	194.1	179.4

Consolidated statement of changes in equity – PartyGaming

2007	As at 1 January €million	Issue of shares €million	Total comprehensive income (expense) for the year €million	Share-based payments €million	As at 31 December €million

Share capital	0.1	—	—	—	0.1
Share premium account	0.3	45.8	—	—	46.1
Capital contribution reserve	22.6	—	—	1.5	24.1
Retained earnings	552.2	—	29.0	54.9	636.1
Other reserve	(573.7)	—	—	—	(573.7)
Currency reserve	0.2	—	1.5	—	1.7

Total equity	1.7	45.8	30.5	56.4	134.4

2008	As at 1 January €million	Total comprehensive income (expense) for the year €million	Share-based payments €million	As at 31 December €million

Share capital	0.1	—	—	0.1
Share premium account	46.1	—	—	46.1
Capital contribution reserve	24.1	—	—	24.1
Retained earnings	636.1	46.5	15.1	697.7
Other reserve	(573.7)	—	—	(573.7)
Currency reserve	1.7	(1.9)	—	(0.2)

Total equity	134.4	44.6	15.1	194.1

2009	As at 1 January €million	Issue of shares €million	Purchase of shares €million	Total comprehensive expense for the year €million	Share-based payments €million	As at 31 December €million

Share capital	0.1	—	—	—	—	0.1
Share premium account	46.1	1.6	—	—	—	47.7
Own shares	—	—	(2.8)	—	—	(2.8)
Capital contribution reserve	24.1	—	—	—	—	24.1
Retained earnings	697.7	—	—	(18.5)	6.2	685.4
Other reserve	(573.7)	—	—	—	—	(573.7)
Currency reserve	(0.2)	—	—	(1.2)	—	(1.4)

Total equity	194.1	1.6	(2.8)	(19.7)	6.2	179.4

Share premium is the amount subscribed for share capital in excess of nominal value.

Capital contribution reserve is the amount arising from share-based payments made by parties associated with the original Principal Shareholders and cash held by the Employee Trust.

Retained earnings represent cumulative profit / (loss) for the year, share-based payments and any other items of other comprehensive income not disclosed as separate reserves in the table above.

The other reserve of €573.7 million is the amount arising from the application of accounting which is similar to the pooling of interests method, as set out in the Group’s accounting policies. Under this method of accounting, the difference between the consideration for the controlling interest and the nominal value of the shares acquired is taken to other reserves on consolidation. As a result, the retained earnings reflect the cumulative profits as if the current Group structure had always been in place.

Currency reserve represents the gains/losses arising on retranslating the net assets of overseas operations into Euros.

Consolidated statement of cashflows - PartyGaming

Year ended 31 December	2007 €million	2008 €million	2009 €million

Profit (loss) for the year	29.0	46.5	(18.5)
Adjustments for:
Depreciation of property, plant and equipment	16.4	12.9	8.3
Amortisation of intangibles	15.1	16.0	21.2
Impairment of assets held for sale	—	0.9	0.4
Interest expense	1.1	0.1	0.2
Interest income	(2.1)	(3.3)	(1.2)
Increase in reserves due to share-based payments	56.4	15.1	6.2
(Profit) loss on sale of property, plant and equipment	(0.3)	0.1	(0.1)
Income tax (credit) expense	(42.3)	3.2	4.1

Operating cashflows before movements in working capital and provisions	73.3	91.5	20.6
Decrease in trade and other receivables	2.3	8.5	4.0
(Decrease) increase in trade and other payables	(8.3)	(15.9)	53.6
(Decrease) increase in provisions	(0.3)	(2.1)	0.1

Cash generated from operations	67.0	82.0	78.3
Income taxes paid	(2.0)	(3.0)	(3.0)

Net cash inflow from operating activities	65.0	79.0	75.3

Investing activities
Acquisition of subsidiaries and businesses, net of cash acquired	(0.2)	—	(92.3)
Acquisition of subsidiaries and businesses, net of cash acquired - deferred payment	—	(21.3)	—
Purchases of intangible assets	(4.2)	(3.0)	(2.9)
Purchases of property, plant and equipment	(6.3)	(5.8)	(4.2)
Sale of property, plant and equipment	1.7	—	0.1
Interest received	2.0	3.2	1.4
Decrease (increase) in short-term investments	0.4	0.1	(1.3)

Net cash used in investing activities	(6.6)	(26.8)	(99.2)

Financing activities
Issue of ordinary shares	—	—	1.6
Purchase of own shares	—	—	(2.8)
(Repayment of) proceeds from bank borrowings	(8.3)	—	38.7
Interest paid	(0.9)	(1.4)	(0.1)

Net cash (used in) generated by financing activities	(9.2)	(1.4)	37.4

Net increase in cash and cash equivalents	49.2	50.8	13.5
Exchange differences	1.5	0.5	(2.6)
Cash and cash equivalents at beginning of year	32.2	82.9	134.2

Cash and cash equivalents at end of year	82.9	134.2	145.1

Notes to the consolidated financial information - PartyGaming

1. Accounting policies

Basis of preparation

The Group financial information has been prepared in accordance with those International Financial Reporting Standards including International Accounting Standards (IASs) and interpretations, (collectively ‘IFRS’), published by the International Accounting Standards Board (‘IASB’) which have been adopted by the European Commission and endorsed for use in the EU for the purposes of the Group’s full year financial information.

The consolidated financial information complies with the Gibraltar Companies (Accounts) Act 1999, the Gibraltar Companies (Consolidated Accounts) Act 1999 and the Gibraltar Companies Act 1930 (as amended).

Statutory accounts for the years ended 31 December 2007, 2008 and 2009 were filed with Companies House Gibraltar following the Company’s Annual General Meetings.

The Unlawful Internet Gambling Enforcement Act (UIGEA) was enacted in the United States of America on 13 October 2006. Following the enactment of the UIGEA the Group stopped taking any deposits from customers in the US and barred such customers from wagering real money on all the Group’s sites. Notwithstanding this, the actions taken by certain US regulatory authorities suggested that there remained a residual risk of an adverse impact arising from the Group having had customers in the US prior to the enactment of the UIGEA. Given the significance of these matters and the potential risk to the Group, which was disclosed in the statutory accounts, the audit reports for 2007 and 2008 included an emphasis of matter in this respect.

Following the announcement of the Non-Prosecution Agreement (NPA) with the US Department of Justice on 7 April 2009, and the Group’s consideration that the risk of non-compliance with the terms of the NPA is remote, for purposes of this historical financial information prepared for inclusion in the prospectus, no further disclosure of the risks related to former US facing operations are considered to be required. Accordingly, no emphasis of matter has been deemed necessary in the accountants’ report on this historical financial information.

New accounting standards and interpretations

The following relevant interpretations have been issued by the IASB or the IFRIC but were not effective as at the date of this report:

IFRS 3 (Revised) - Business Combinations (effective for annual periods beginning on or after 1 July 2009).

1. Accounting policies (continued)

IFRS 2 (Amended) - Group Cash-settled Share-based Payment Transactions (effective for annual periods beginning on or after 1 January 2010).

IAS 32 (Amended) - Classification of Rights Issues (effective for annual periods beginning on or after 1 February 2010).

IAS 24 (Revised) - Related Party Disclosures (effective for annual periods beginning on or after 1 January 2011).

IFRS 9 - Financial Instruments (effective for annual periods beginning on or after 1 January 2013).

The Group is currently assessing the impact, if any, that these standards will have on the presentation of its consolidated results.

Critical accounting policies, estimates and judgements

The preparation of financial information under IFRS requires the Group to make estimates and judgements that affect the application of policies and reported amounts. Estimates and judgements are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Included in this note are accounting policies which cover areas that the Directors consider require estimates, judgements and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year. These policies, together with references to the related notes to the financial information, are as follows:

Revenue recognition	- note 2

Intangible assets and impairment of goodwill	- note 10

Impairment of assets held for sale	- note 13

Payment processor receivables	- note 14

Provisions	- note 14

Regulatory compliance and contingent liabilities	- note 22

Share-based payments	- note 26

Basis of accounting

The consolidated and company financial information have been prepared under the historical cost convention other than for the valuation of certain financial instruments.

Reflecting the fact that the Eurozone has become the predominant economic environment in which the Group’s gaming companies operate based on the currencies with which players fund their accounts, as well as the expected opening of a number of newly regulated regimes in France, Italy and other Eurozone markets, the Group changed the functional currency of certain of its gaming companies from US dollars to Euros.

In line with IAS 21 the change took effect from the date the Group determined that the characteristics required to identify the functional currency had changed. The Group determined this occurred during 2010 and for accounting purposes, this is effective from 1 January 2010.

1. Accounting policies (continued)

In addition, the Group changed in 2010 the reporting currency used for the financial statements of the Group from US dollars to Euros, as the gaming companies referred to above represent a significant majority of the Group’s revenue.

Consequently, the financial information contained in this document has been converted using the exchange rate at 1 January 2010 of 1 US dollar = 0.695 Euros.

As the Company’s only significant transactions are in US dollars, instalments of the Non-Prosecution Agreement, funded by surplus US dollars generated by the rest of the Group, the US dollar continues to be its functional currency.

Basis of consolidation

Subsidiaries are those companies controlled, directly or indirectly, by PartyGaming Plc. Control exists where the Company has the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Except as noted below, the financial information of subsidiaries is included in the consolidated financial statements using the acquisition method of accounting, and are consolidated from the date of acquisition (i.e. the date on which control of the subsidiary effectively commences) to the date of disposal (i.e. the date on which control over the subsidiary effectively ceases).

On the date of acquisition the assets and liabilities of the relevant subsidiaries are measured at their fair values. The interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognised.

Under section 10(2) of the Gibraltar Companies (Consolidated Accounts) Act 1999, the Company is exempt from the requirement to present its own statement of comprehensive income.

All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Accounting for the Company’s acquisition of the controlling interest in PartyGaming Holdings Limited

The Company’s controlling interest in its directly held, wholly-owned subsidiary, PartyGaming Holdings Limited (formerly Headwall Ventures Limited), was acquired through a transaction under common control, as defined in IFRS 3 - Business Combinations. The Directors note that transactions under common control are outside the scope of IFRS 3 and that there is no guidance elsewhere in IFRS covering such transactions.

IFRS contain specific guidance to be followed where a transaction falls outside the scope of IFRS. This guidance is included at paragraphs 10 to 12 of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. This requires, inter alia, that where IFRS does not include guidance for a particular issue, the Directors may also consider the most recent pronouncements of other standard setting bodies that use a similar conceptual framework to develop accounting standards. In this regard, it is noted that the United States Financial Accounting Standards Board (FASB) has issued an accounting standard covering business combinations (FAS 141) that is similar in a number of respects to IFRS 3.

In contrast to IFRS 3, FAS 141 does include, as an Appendix, limited accounting guidance for transactions under common control which, as with IFRS 3, are outside the scope of that accounting standard. The guidance contained in FAS 141 indicates that a form of accounting that is similar to pooling of interests accounting, which was previously set out in Accounting Practices Board (APB) Opinion 16, may be used when accounting for transactions under common control.

1. Accounting policies (continued)

Having considered the requirements of IAS 8, and the guidance included within FAS 141, it is considered appropriate to use a form of accounting which is similar to pooling of interests when dealing with the transaction in which the Company acquired its controlling interest in PartyGaming Holdings Limited.

Investments in subsidiaries

Investments in subsidiaries held by the Company are carried at cost less any impairment in value.

Foreign currency

Transactions entered into by group entities in a currency other than the currency of the primary economic environment in which they operate (their ‘functional currency’) are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the end of the reporting year. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognised immediately in the consolidated statement of comprehensive income, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation, in which case exchange differences are recognised in a separate component of equity.

On consolidation, the results of overseas operations are translated into US dollars at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the end of the reporting year. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognised directly in equity (the ‘currency reserve’).

Exchange differences recognised in the statement of comprehensive income of group entities’ separate financial statements on the translation of long-term monetary items forming part of the group’s net investment in the overseas operation concerned are reclassified to the currency reserve on consolidation.

On disposal of a foreign operation, the cumulative exchange differences recognised in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the consolidated statement of comprehensive income as part of the profit or loss on disposal.

Revenue

Revenue from online gaming, comprising poker (including backgammon), casino, bingo, sports betting and network services (third-party entities that use the Group’s platform and certain services), as well as fees from broadcasting, hosting and subscriptions, is recognised in the accounting periods in which the gaming transactions occur.

Revenue is measured at the fair value of the consideration received or receivable and is net of certain promotional bonuses and the value of PartyPoints accrued.

Net revenue consists of net gaming revenue and revenue generated from foreign exchange commissions on customer deposits and withdrawals and account fees. Poker net revenue represents the commission charged or tournament entry fees where the player has concluded his or her participation in the tournament. Casino, bingo and sports betting net revenue represents net house win adjusted for the fair market value of gains and losses on open betting positions. Revenue generated from foreign exchange commissions on customer deposits and withdrawals and account fees is allocated to each reporting segment.

1. Accounting policies (continued)

Other revenue consists primarily of revenue from network services, and fees from broadcasting, hosting, subscriptions and adjustments to net revenue that are non-cash and non-recurring in nature. Revenue in respect of network service arrangements where the third-party owns the relationship with the customer is the net commission invoiced.

Interest income is recognised on an accruals basis.

Cost of sales

Cost of sales consists primarily of broadcasting costs, gaming duty and other customer bonuses. Broadcasting costs are expensed over the applicable life-cycle of each programme based upon the ratio of the current year’s revenue to the estimated remaining total revenues.

Segment information

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses. Each segment’s operating results are regularly reviewed by the Group to make decisions about resources to be allocated to the segment and assess its performance. The method for determining what information to report is based on the way management organises the operating segments within the Group for decision-making purposes and for the assessment of financial performance. The Group reviews financial statements presented by product type which are supplemented by some information about geographic regions for the purposes of making operating decisions and assessing financial performance. Therefore, the Group has determined that it is appropriate to report according to product segment.

Taxation

Income tax expense represents the sum of the Directors’ best estimate of taxation exposures and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using rates that have been enacted or substantively enacted by the end of the reporting year.

Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences other than where IAS 12 - Income Taxes contains specific exemptions.

Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

1. Accounting policies (continued)

The carrying amount of deferred tax assets is reviewed at the end of each reporting year and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Property, plant and equipment

All property, plant and equipment are stated at cost, less accumulated depreciation, with the exception of freehold land and buildings which are stated at cost and are not depreciated due to immateriality.

Assets in the course of construction are carried at cost, less any recognised impairment loss. Cost includes directly attributable costs incurred in bringing the assets to working condition for their intended use, including professional fees. Depreciation commences when the assets are ready for their intended use.

Depreciation is provided to write-off the cost, less estimated residual values, of all property, plant and equipment with the exception of freehold land and buildings, evenly over their expected useful lives. It is calculated at the following rates:

Leasehold improvements	- over length of lease

Plant, machinery, computer equipment	- 33% per annum

Fixtures, fittings, tools and equipment, vehicles	- 20% per annum

Where an item of property, plant or equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

Subsequent expenditure is capitalised where it is incurred to replace a component of an item of plant, property or equipment where that item is accounted for separately including major inspection and overhaul. All other subsequent expenditure is expensed as incurred, unless it increases the future economic benefits to be derived from that item of plant, property and equipment.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Group’s share of the fair value of the identifiable assets and liabilities of an acquired subsidiary, associate or jointly controlled entity.

For acquisitions where the agreement date is on or after 31 March 2004, goodwill is not amortised and is reviewed for impairment at least annually. Any impairment is recognised immediately in the consolidated statement of comprehensive income and is not subsequently reversed. Goodwill arising on earlier acquisitions was being amortised over its estimated useful life of 20 years. In accordance with the transitional provisions of IFRS 3 - Business Combinations, the unamortised balance of goodwill at 31 December 2004 was frozen and reviewed for impairment and will be reviewed for impairment at least annually.

1. Accounting policies (continued)

Externally acquired intangible assets

Intangible assets are recognised on business combinations if they are separate from the acquired entity or give rise to other contractual or legal rights. Identifiable assets are recognised at their fair value at the acquisition date. The identified intangibles are amortised over the useful economic life of the assets.

Internally generated intangible assets – research and development expenditure

Expenditure incurred on development activities, including the Group’s software development, is capitalised only where the expenditure will lead to new or substantially improved products or processes, the products or processes are technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, labour and an appropriate proportion of overheads. All other development expenditure is expensed as incurred.

Subsequent expenditure on capitalised intangible assets is capitalised only where it clearly increases the economic benefits to be derived from the asset to which it relates. All other expenditure, including that incurred in order to maintain the related intangible asset’s current level of performance, is expensed as incurred.

Amortisation of intangible assets

Amortisation is provided to write-off the cost of all intangible assets, with the exception of goodwill, evenly over the periods the Group expects to benefit from their use, and varies between:

Brand and domain names	- 10% to 20% per annum
Broadcast libraries	- 50% per annum
Capitalised development expenditure	- 20% to 33% per annum
Contractual relationships	- over the length of the contract
Customer lists and contracts	- 20% to 50% per annum
Intellectual property and gaming licences	- over the length of the licence
Non-contractual relationships	- 33% per annum
Software	- 20% to 33% per annum

Impairment of goodwill, other intangibles and property, plant and equipment

At the end of each reporting year, the Group reviews the carrying amounts of its goodwill, other intangibles and property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cashflows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cashflows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cashflows have not been adjusted.

1. Accounting policies (continued)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if the carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as being met only when the sale is highly probable, management is committed to a sale plan, the asset is available for immediate sale in its present condition and the sale is expected to be completed within one year from the date of classification. These assets are measured at the lower of carrying value and fair value less associated costs of sale.

Share-based payments

The Group has applied the requirements of IFRS 2 - Share-based Payments. The Group issues equity settled share-based payments to certain employees.

Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period and based, for those share options which contain only non-market vesting conditions, on the Group’s estimate of the shares that will eventually vest. Fair value is measured by use of a suitable option pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

For cash-settled share-based payment transactions, the goods or services received and the liability incurred are measured at the fair value of the liability. Up to the point at which the liability is settled, the fair value of the liability is re-measured at each reporting date and at the date of settlement, with changes being recorded in the consolidated statement of comprehensive income. The Group records the expense based on the fair value of the share-based payments on a straight-line basis over the vesting period. For cash payments made by parties related to Principal Shareholders, the charge is recorded when there is a commitment to make the payment.

Where equity instruments of the parent company or a subsidiary are transferred, or cash payments based on the Company’s (or a subsidiary’s) share price are made, by shareholder(s) or entities that are effectively controlled by one or more shareholder(s), the transaction is accounted for as a share-based payment, unless the transfer or payment is clearly for a purpose other than payment for goods or services supplied to the Group.

Where equity instruments are transferred by one or more shareholder(s), the amount recorded in reserves is included in the share-based payment reserve. Where a cash payment is made, this is recorded as a capital contribution.

1. Accounting policies (continued)

Treasury shares

The consideration paid or received for the purchase or sale of treasury shares is recognised directly in equity. The cost of treasury shares held is presented as a separate reserve (‘own shares’). Any excess of the consideration received on the sale of treasury shares over the weighted average cost of the shares sold is credited to the share premium account.

Provisions and contingent liabilities

The Group recognises a provision in the balance sheet when it has a legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation.

Where the Group has a possible obligation as a result of a past event that may, but probably will not, result in an outflow of economic benefits, no provision is made. Disclosures are made of the contingent liability including, where practicable, an estimate of the financial effect, uncertainties relating to the amount or timing of outflow of resources, and the possibility of any reimbursement.

Where time value is material, the amount of the related provision is calculated by discounting the cashflows at a pre-tax rate that reflects market assessments of the time value of money and any risks specific to the liability.

Leased assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the consolidated statement of comprehensive income.

Rentals payable under operating leases are charged directly to the consolidated statement of comprehensive income on a straight-line basis over the term of the relevant lease.

Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Derivative financial instruments

The Group uses derivative financial instruments to manage currency cashflows and to hedge foreign exchange risk on non-US dollar denominated financial assets and liabilities. The derivative instruments used by the Group consist mainly of spot and forward foreign exchange contracts.

Derivative financial instruments are recognised in the balance sheet at fair value calculated using either discounted cashflow techniques or by reference to market prices supplied by banks. Changes in the fair value of derivative financial instruments are recognised in statement of financial position.

The Group presently does not adopt any form of hedge accounting as described in IAS 39 and does not anticipate any requirement to do so in the foreseeable future.

1. Accounting policies (continued)

Financial assets

The Group’s financial assets which are financial instruments are categorised as loans and receivables. Financial assets include the following items:

> Restricted cash and unrestricted bank deposits with maturities of more than three months. Amounts held as security deposits are considered to be restricted cash. There are no financial assets that are classified as ‘held to maturity’ or ‘available for sale’. A category for ‘in the money’ derivative financial instruments was not required since there were no derivative financial instruments held as at 31 December 2007, 2008 nor 2009.

> Short-term investments, comprising non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise principally through the amounts due from payment processors that remit funds on behalf of customers and other types of contractual monetary asset and cash (and cash equivalents). They are initially recognised at fair value, plus transaction costs directly attributable to their acquisition or issue. They are subsequently carried at amortised cost using the effective interest rate method, less any provisions for impairment.

> Trade and other receivables, comprising short-term monetary assets which are recognised at fair value less impairment and other related provisions, which are recognised when there is objective evidence (primarily default or significant delay in payment) that the Group will be unable to collect all of the amounts due. The amount of such a provision is the difference between the net carrying amount and the present value of the future expected cashflows associated with the impaired receivable.

> Cash, comprising cash in hand and balances with financial institutions. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash. They include unrestricted short-term bank deposits originally purchased with maturities of three months or less.

Financial liabilities

The Group’s financial liabilities are all categorised as financial liabilities measured at amortised cost. Financial liabilities include the following items:

> Client liabilities, including amounts due to progressive prize pools.

> Trade payables and other short-term monetary liabilities which are initially recognised at fair value and subsequently carried at amortised cost using the effective interest rate method, which ensures that interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position.

> Loans and borrowings, comprising bank borrowings and overdrafts, which are initially recognised at fair value, net of any transaction costs directly attributable to the issue of the instrument. Such interest-bearing liabilities are subsequently valued at amortised cost using the effective interest rate method. Interest expense in this context includes initial transaction costs, as well as any interest or coupon payable while the liability is outstanding.

A category for ‘out of the money’ derivative financial instruments was not required since there were no derivative financial instruments as at 31 December 2007, 2008 nor 2009.

Share capital

Financial instruments issued by the Group are treated as equity only to the extent that they do not meet the definition of a financial liability. The Group’s ordinary shares are classified as equity instruments.

1. Accounting policies (continued)

Dividends

Dividends are recognised when they become legally payable. In the case of interim dividends to equity shareholders, this is when declared by the Directors. In the case of final dividends, this is when approved by the shareholders at the Annual General Meeting.

2. Segment information

For management purposes and transacting with customers, the Group’s operations can be segmented into the following reporting segments:

> poker,

> casino and other games,

> bingo,

> sports betting and

> unallocated corporate (including World Poker Tour, network services and Intertrader).

These segments are the basis upon which the Group reports its segment information. Unallocated corporate expenses, assets and liabilities relate to the Group as a whole and are not allocated to individual segments. The measure of reporting segment performance is Clean EBITDA and the basis for arriving at this is the same as the Group accounts.

Year ended 31 December 2007	Poker €million	Casino and other games €million	Bingo €million	Sports betting €million	Unallocated corporate €million	Consolidated €million

Continuing operations
Net revenue	205.0	99.1	2.9	11.2	—	318.2
Other revenue	11.0	1.6	—	—	—	12.6

Total revenue	216.0	100.7	2.9	11.2	—	330.8

Clean EBITDA	43.4	29.0	1.3	2.4	(0.1)	76.0
Profit (loss) before tax	48.6	26.9	1.2	(6.5)	(65.5)	4.7

Discontinued operations
Clean EBITDA	(7.7)	—	—	—	(9.5)	(17.2)
Profit (loss) before tax	(11.5)	2.0	—	—	(8.5)	(18.0)

Total operations
Net revenue	205.0	99.1	2.9	11.2	—	318.2
Other revenue	11.0	1.6	—	—	—	12.6

Total revenue	216.0	100.7	2.9	11.2	—	330.8

Clean EBITDA	35.7	29.0	1.3	2.4	(9.6)	58.8
Profit (loss) before tax	37.1	28.9	1.2	(6.5)	(74.0)	(13.3)

In the latter part of 2007, the Group undertook a review of developments in the approaches that may be taken by tax authorities in major jurisdictions. As a consequence there was a reversal of a creditor in the Group’s balance sheet, the charge for which had historically been deducted from revenue, resulting in a corresponding one-off credit of €12.6 million to other revenue in 2007. This adjustment was non-cash and non-recurring in nature.

2. Segment information (continued)

Year ended 31 December 2008	Poker €million	Casino and other games €million	Bingo €million	Sports betting €million	Unallocated corporate €million	Consolidated €million

Continuing operations
Net revenue	190.4	121.6	4.2	12.4	—	328.6
Clean EBITDA	52.9	45.7	0.2	3.5	1.4	103.7
Profit (loss) before tax	50.8	41.8	0.2	(5.0)	(30.5)	57.3

Discontinued operations
Clean EBITDA	—	(2.9)	—	—	(4.7)	(7.6)
Loss before tax	—	(2.9)	—	—	(4.7)	(7.6)

Total operations
Net revenue	190.4	121.6	4.2	12.4	—	328.6
Clean EBITDA	52.9	42.8	0.2	3.5	(3.3)	96.1
Profit (loss) before tax	50.8	38.9	0.2	(5.0)	(35.2)	49.7

Year ended 31 December 2009	Poker €million	Casino and other games €million	Bingo €million	Sports betting €million	Unallocated corporate €million	Consolidated €million

Continuing operations
Net revenue	136.8	136.3	22.8	13.2	—	309.1
Other revenue	—	—	—	—	1.0	1.0

Total revenue	136.8	136.3	22.8	13.2	1.0	310.1

Clean EBITDA	29.7	51.7	9.1	4.0	0.1	94.6
Profit (loss) before tax	26.8	47.5	3.3	(2.6)	(17.6)	57.4

Discontinued operations
Clean EBITDA	—	—	—	—	(0.6)	(0.6)
Loss before tax	—	—	—	—	(71.8)	(71.8)

Total operations
Net revenue	136.8	136.3	22.8	13.2	—	309.1
Other revenue	—	—	—	—	1.0	1.0

Total revenue	136.8	136.3	22.8	13.2	1.0	310.1

Clean EBITDA	29.7	51.7	9.1	4.0	(0.5)	94.0
Profit (loss) before tax	26.8	47.5	3.3	(2.6)	(89.4)	(14.4)

Geographical analysis of total revenue

The following table provides an analysis of the Group’s total revenue by geographical segment:

Year ended 31 December	2007 €million	2008 €million	2009 €million

Germany	57.8	64.8	56.9
United Kingdom	38.7	33.6	47.9
Canada	60.0	54.6	42.3
Other	174.3	175.6	163.0

Total revenue	330.8	328.6	310.1

Geographical analysis of non-current assets

The following table provides an analysis of the Group’s non-current assets by location:

Year ended 31 December	2007 €million	2008 €million	2009 €million

United Kingdom	1.1	0.5	105.3
Bermuda	94.5	88.8	80.1
Gibraltar	13.0	44.1	51.7
Other	58.8	6.4	4.3

Non-current assets	167.4	139.8	241.4

3. Share-based payments

Year ended 31 December	Notes	2007 €million	2008 €million	2009 €million

Charge relating to nil-cost options:
Issued pre-IPO		0.6	0.9	—
Issued post-IPO		49.1	11.0	1.6

Total charge relating to nil-cost options		49.7	11.9	1.6
FMV Plan		4.9	3.0	2.4
PSP Plan		0.1	0.1	1.6
Executive FMV Plan		0.2	0.1	0.6
Other	25	0.1	—	—

Total charge - Continuing operations		55.0	15.1	6.2
Total charge - Discontinued operations	8, 25	1.4	—	—

Total charge		56.4	15.1	6.2

Prior to flotation, the Principal Shareholders established the PartyGaming Plc Share Option Plan (the ‘Nil-Cost Plan’) for the benefit of the current and future workforce. Under the terms of the Nil-Cost Plan each option takes the form of a right, exercisable at nil-cost, to acquire shares in the Company, the vesting of which are satisfied by existing shares which had been issued to the Employee Trust.

Following the enactment of the UIGEA, the Company implemented on 29 December 2006 a one-off adjustment to existing incentive awards and also granted new incentive awards by using an additional 40 million shares gifted to the Employee Trust by certain founders of the Company. As such, the exercise of these options will have no cash impact on the Company. However, IFRS requires that the fair value of the options be amortised through the consolidated statement of comprehensive income over the life of the options.

The charge associated with the nil-cost options decreased significantly over the periods, primarily reflecting the vesting of nil-cost options granted in earlier periods.

Details of the share option plans are shown in note 26.

4. PROFIT FROM OPERATING ACTIVITIES

Year ended 31 December	2007 €million	2008 €million	2009 €million

This has been arrived at after charging (crediting):
Directors emoluments	42.2	16.1	5.0
Other staff costs	75.1	56.1	48.9
Amortisation of intangibles	15.1	16.0	21.2
Depreciation on property, plant and equipment	16.4	12.9	8.3
Product development (including staff cost)	—	1.5	4.7
(Profit) loss on disposal of fixed assets	(0.3)	0.1	(0.1)
Transaction fees	22.3	21.7	19.0
Exchange loss (gain)	(1.6)	3.5	0.8
Reorganisation costs	—	1.2	1.3
Impairment losses (reversal) - trade receivables (bad debts)	(1.2)	1.8	4.9
Impairment losses - assets held for sale	—	0.9	0.4
Impairment losses – property, plant and equipment	1.9	—	—
Auditors’ remuneration - audit services	0.8	0.8	0.5
Auditors’ remuneration – IT related services	0.1	—	—
Auditors’ remuneration - due diligence for acquisitions	0.1	0.1	0.8

5. STAFF COSTS

Year ended 31 December	Notes	2007 €million	2008 €million	2009 €million

Aggregate remuneration including Directors comprised:
Wages and salaries		55.9	50.7	44.2
Share-based payments	3	55.0	15.1	6.2
Employer social insurance contribution		2.4	5.0	2.4
Other benefits		2.6	2.6	2.4

Continuing operations		115.9	73.4	55.2

Share-based payments	3	1.4	—	—

Discontinued operations	8	1.4	—	—

		117.3	73.4	55.2

Year ended 31 December	2007 Number	2008 Number	2009 Number

Average number of employees
Directors	10	9	8
Administration	147	147	130
Customer service	362	384	352
Others	648	690	777

	1,167	1,230	1,267

6. FINANCE INCOME AND EXPENSE

Year ended 31 December	2007 €million	2008 €million	2009 €million

Interest income	2.1	3.3	1.2

Finance income	2.1	3.3	1.2

Interest expense	(1.1)	(0.1)	(0.1)
Unwinding of discount on current and non-current liabilities	—	—	(0.1)

Finance expense	(1.1)	(0.1)	(0.2)

Net finance income	1.0	3.2	1.0

7. TAX

Analysis of tax (credit) charge

Year ended 31 December	Notes	2007 €million	2008 €million	2009 €million

Current tax (income) expense - current year		2.5	3.2	5.8
Current tax (income) expense - prior years		(7.5)	—	—
Deferred tax credit for the current year	20	—	—	(1.7)

Income tax (income) expense for the year - Continuing operations		(5.0)	3.2	4.1

Current tax (income) expense - prior years		(37.3)	—	—

Income tax (income) expense for the year - Discontinued operations	8	(37.3)	3.2	4.1

Income tax (income) expense for the year		(42.3)	3.2	4.1

Effective tax rate for the current year

Year ended 31 December	2007	2008	2009

Continuing operations	53.2%	5.6%	7.1%
Continuing operations before share-based payments	4.2%	4.4%	6.4%

There is no tax associated with other comprehensive income.

7. Tax (continued)

The total expense for the year can be reconciled to accounting profit as follows:

Year ended 31 December	Notes	2007 €million	2008 €million	2009 €million

Profit before tax from Continuing operations		4.7	57.3	57.4
Loss before tax from Discontinued operations	8	(18.0)	(7.6)	(71.8)

(Loss) profit before tax		(13.3)	49.7	(14.4)

Tax at effective rate in Gibraltar		—	—	—
Different tax rates applied in overseas jurisdictions		2.5	3.2	5.8
Effect of deferred tax originating in overseas jurisdictions	20	—	—	(1.7)
Overprovision in respect of prior years		(44.8)	—	—

Income tax (income) expense for the year		(42.3)	3.2	4.1

Factors affecting the tax charge for the year

The Group’s policy is to manage, control and operate Group companies only in the countries in which they are registered. At the year end there were Group companies registered in 13 countries including Gibraltar. However, the rules and practice governing the taxation of eCommerce activity are evolving in many countries. It is possible that the amount of tax that will eventually become payable may differ from the amount provided in the financial statements.

In the latter part of 2007, the Group implemented geographic operational changes and has also been able to undertake a further review of approaches that may be taken by taxation authorities in major jurisdictions. Additionally, more detailed guidance has been published such that it is now the broad consensus of OECD member countries that the automated nature of the functions performed by eCommerce equipment means that the assets or risks attributable to it are only likely to be those directly associated with technology hardware and that, in the absence of personnel acting on behalf of an enterprise, little or no profit should be attributed to eCommerce activity. Accordingly the Directors revised their estimate, resulting in a release in the 2007 financial year of a tax provision brought forward of €44.8 million, of which €37.3 million related to Discontinued activities.

Factors that may affect future tax charges

In Gibraltar, the Group benefits from the exempt company regime. The Gibraltar exempt company regime will be phased out on 31 December 2010. Assessable income will be taxed in Gibraltar at the rate of 10% thereafter.

In India, the Group benefits from a tax holiday on income from qualifying activities, which has been extended until March 2011; under current rules assessable income is taxed in India at approximately 34%. The Minimum Alternative Tax of 10% was introduced with effect from April 2007, increasing to 11.33% with effect from April 2008 and to approximately 17% from April 2009. Fringe benefit tax, which is payable at approximately 34% on a proportion of specified benefits provided or deemed to have been provided to past and present employees in India, has been abolished with effect from 1 April 2009.

In 2009, the Group acquired businesses in the UK and the US. As the Group is involved in worldwide operations, future tax charges will be affected by the levels and mix of profitability in different jurisdictions.

Future tax charges will be reduced by a deferred tax credit in respect of amortisation of certain acquired intangibles (see note 20).

8. DISCONTINUED OPERATIONS

Consolidated statement of comprehensive income

Year ended 31 December	Notes	2007 €million	2008 €million	2009 €million

Non-Prosecution Agreement		—	—	70.2
Share-based payments	3, 25	1.4	—	—
Other		8.9	7.6	0.6

Administrative expenses		10.3	7.6	70.8
Distribution expenses		7.7	—	—

Loss from operating activities		18.0	7.6	70.8
Finance costs		—	—	1.0

Loss before tax		18.0	7.6	71.8
Tax	7	(37.3)	—	—

(Profit) loss after tax		(19.3)	7.6	71.8

(Earnings) loss per share (€ cents)
Basic	9	(4.9)	1.9	17.6
Diluted	9	(4.6)	1.9	17.6

Consolidated statement of cashflows

Year ended 31 December	2007 €million	2008 €million	2009 €million

Profit (loss) for the year	19.3	(7.6)	(71.8)
Adjustments for:
Increase in reserves due to share-based payments	1.4	—	—
Interest expense	—	—	1.0
Income tax credit	(37.3)	—	—

Operating cashflows before movements in working capital and provisions	(16.6)	(7.6)	(70.8)
Increase in trade and other payables	4.8	—	59.8

Net cash outflow from operating activities	(11.8)	(7.6)	(11.0)

Net decrease in cash and cash equivalents	(11.8)	(7.6)	(11.0)

Discontinued operations refers to those operations located physically outside of the US but which relate to US customers that were no longer accepted following the enactment of the UIGEA.

On 6 April 2009 the Group entered into a Non-Prosecution Agreement (‘NPA’) with the US Attorney’s Office for the Southern District of New York (the ‘USAO’). Under the terms of the agreement, the USAO will not prosecute the Group for providing internet gaming services to customers in the US prior to the enactment of the UIGEA and the Group has agreed to pay $105 million, payable in semi-annual instalments over a period ending on 30 September 2012. The cost of the NPA above of €70.2 million (2007 and 2008: €nil) represents the present value of the settlement amount of $105 million. Finance costs relate to its accretion.

Other administration expenses relate primarily to legal fees associated with the above, net of amounts reimbursed by the Group’s insurers.

Distribution expenses allocated to Discontinued operations in the year represent a commitment made in respect of a product placement agreement with Harrah’s License Company LLC for The World Series of Poker. Following the enactment of the UIGEA, the Group sought to renegotiate the product placement agreement in order to amend its scope and cost, specifically looking to focus on non-US markets only. However, mutually acceptable commercial terms could not be agreed between the parties and so the contract remained in place resulting in a charge being incurred in 2007.

9. EARNINGS PER SHARE (‘EPS’)

			2007			2008			2009

Year ended 31 December	Continuing operations € cents	Discontinued operations € cents	Total € cents	Continuing operations € cents	Discontinued operations € cents	Total € cents	Continuing operations € cents	Discontinued operations € cents	Total € cents

Basic EPS	2.4	4.9	7.3	13.3	(1.9)	11.4	13.1	(17.6)	(4.5)
Diluted EPS	2.3	4.6	6.9	13.1	* (1.9)	11.2	12.7	* (17.6)	* (4.5)
Basic Clean EPS	10.8	(4.3)	6.5	18.2	(1.9)	16.3	15.1	(0.1)	15.0
Diluted Clean EPS	10.3	* (4.3)	6.2	17.9	* (1.9)	16.0	14.6	* (0.1)	14.5

* A diluted EPS calculation may not increase a basic EPS calculation.

Basic earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held as treasury shares.

Year ended 31 December	2007 Total	2008 Total	2009 Total

Basic EPS
Basic (loss) earnings (€million)	29.0	46.5	(18.5)
Weighted average number of ordinary shares (million)	398.5	406.2	406.9
Basic (loss) earnings per ordinary share (€ cents)	7.3	11.4	(4.5)

Basic Clean EPS
Adjusted earnings (€million)	25.9	66.3	61.0
Weighted average number of ordinary shares (million)	398.5	406.2	406.9
Adjusted earnings per ordinary share (€ cents)	6.5	16.3	15.0

Clean earnings per share

Management believes that Clean earnings per share reflects the underlying performance of the business and assists in providing a clearer view of the fundamental performance of the Group. Clean EBITDA and Clean earnings per share are performance measures used internally by management to manage the operations of the business and remove the impact of one-off and non-cash items. They are therefore calculated before the provision for items associated with the Group’s Non-Prosecution Agreement (‘NPA’), reorganisation costs, exchange gains and losses and before non-cash charges relating to share-based payments.

Clean net earnings attributable to equity shareholders is derived as follows:

			2007			2008			2009

Year ended 31 December	Continuing operations €million	Discontinued operations €million	Total €million	Continuing operations €million	Discontinued operations €million	Total €million	Continuing operations €million	Discontinued operations €million	Total €million

Earnings (loss) for the purposes of basic and diluted earnings per share being profit attributable to equity holders of the parent	9.7	19.3	29.0	54.1	(7.6)	46.5	53.3	(71.8)	(18.5)
Share-based payments	55.0	1.4	56.4	15.1	—	15.1	6.2	—	6.2
Exchange (gains) losses	(1.6)	—	(1.6)	3.5	—	3.5	0.8	—	0.8
Provision for payments associated with the Group’s NPA	—	—	—	—	—	—	—	70.2	70.2
Non-recurring revenue	(12.6)	—	(12.6)	—	—	—	—	—	—
Release of prior year tax provision	(7.5)	(37.3)	(44.8)
Unwinding of discount associated with the Group’s Non-Prosecution Agreement	—	—	—	—	—	—	—	1.0	1.0
Reorganisation (income) costs	—	(0.5)	(0.5)	1.2	—	1.2	1.3	—	1.3

Clean net earnings (loss)	43.0	(17.1)	25.9	73.9	(7.6)	66.3	61.6	(0.6)	61.0

9. EARNINGS PER SHARE (‘EPS’) (CONTINUED)

Year ended 31 December	2007 Number million	2008 Number million	2009 Number million

Weighted average number of shares
Number of shares in issue as at 1 January	400.0	411.5	411.5
Number of shares in issue as at 1 January held by the Employee Trust	(14.4)	(11.3)	(6.7)
Weighted average number of shares issued during the year	10.9	—	0.3
Weighted average number of shares purchased during the year	—	—	(0.2)
Effect of vested share options	2.0	6.0	2.0

Weighted average number of ordinary shares for the purposes of basic earnings per share	398.5	406.2	406.9
Effect of potential dilutive unvested shares	19.3	7.3	14.2

Weighted average number of ordinary shares for the purposes of diluted earnings per share	417.8	413.5	421.1

In accordance with IAS 33, the weighted average number of shares for diluted earnings per share takes into account all potentially dilutive shares granted which are not included in the number of shares for basic earnings per share above. Although the unvested, potentially dilutive shares are contingently issuable, in accordance with IAS 33 the year end is treated as the end of the performance period. Those option holders who were employees at that date are deemed to have satisfied the performance requirements and their related potentially dilutive shares have been included for the purpose of diluted EPS.

10. Intangible assets

	Notes	Goodwill €million	Acquired intangibles €million	Other intangibles €million	Total €million

Cost or valuation
As at 1 January 2007		118.9	89.3	0.3	208.5
Acquired through business combinations	28	26.1	20.2	—	46.3
Additions		—	—	4.2	4.2

As at 31 December 2007		145.0	109.5	4.5	259.0
Additions		—	—	3.0	3.0

As at 31 December 2008		145.0	109.5	7.5	262.0
Acquired through business combinations	28	67.1	57.6	—	124.7
Additions		—	—	2.9	2.9
Exchange movements		(1.0)	(0.4)	(1.0)	(2.4)

As at 31 December 2009		211.1	166.7	9.4	387.2

Amortisation
As at 1 January 2007		52.9	49.7	0.1	102.7
Charge for the year		—	14.8	0.3	15.1

As at 31 December 2007		52.9	64.5	0.4	117.8
Charge for the year		—	13.8	2.2	16.0

As at 31 December 2008		52.9	78.3	2.6	133.8
Charge for the year		—	19.0	2.2	21.2
Exchange movements		—	(0.1)	(0.6)	(0.7)

As at 31 December 2009		52.9	97.2	4.2	154.3

Carrying amounts
As at 31 December 2007		92.1	45.0	4.1	141.2
As at 31 December 2008		92.1	31.2	4.9	128.2
As at 31 December 2009		158.2	69.5	5.2	232.9

Acquired intangible assets are those intangible assets purchased as part of an acquisition and primarily include customer lists, brands, software and broadcast libraries. The value of acquired intangibles is based on cashflow projections at the time of acquisition. Customer lists from existing customers take into account the expected impact of player attrition.

10. Intangible assets (continued)

Other intangibles primarily include development expenditure, long-term gaming and intellectual property licences and purchased domain names. Development expenditure represents software infrastructure assets that have been developed and generated internally. Licences are amortised over the life of the licences and other intangibles are being amortised over their estimated useful economic lives of between three and five years.

Goodwill

Goodwill is allocated to the following cash generating units (CGUs):

As at 31 December	2007 €million	2008 €million	2009 €million

PartyPoker	6.0	6.0	6.0
Gamebookers	60.0	60.0	60.0
EOL / IOG	26.1	26.1	26.1
Cashcade	—	—	66.1

	92.1	92.1	158.2

Impairment

In accordance with IAS 36, the Group regularly monitors the carrying value of its intangible assets. A detailed review was undertaken at 31 December 2007, 2008 and 2009 to assess whether the carrying value of assets was supported by the net present value of future cashflows derived from those assets.

In respect of the PartyPoker, EOL / IOG, WPT and Cashcade CGUs, the directors have concluded that there were no reasonably possible changes in key assumptions which would cause the carrying value of goodwill and other intangibles to exceed their value in use.

					Break-even analysis with other key assumptions remaining the same
	Excess of the recoverable amounts over the carrying value €million	Key assumptions used in the projections

		Discount rate	Operating margin			Operating margin
Gamebookers				Growth rate	Discount rate		Growth rate

Year ended 31 December 2007	24.7	8.2%	28.0%	10.0%	15.0%	15.7%	1.9%
Year ended 31 December 2008	10.9	9.6%	33.0%	12.0%	13.1%	26.6%	7.7%
Year ended 31 December 2009	9.5	9.5%	31.0%	14.1%	12.1%	27.3%	10.3%

The recoverable amount of Gamebookers was determined from value in use calculations based on cashflow projections covering the following ten year period. The Group believes that going beyond five years’ cashflows in the value in use calculations is appropriate given the Group is an established business and is a leader in a growth industry. The projections include the formally approved budget for the following year and detailed projections covering the two year period thereafter.

Operating margins have been based on past experience and future expectations in the light of anticipated economic and market conditions. Discount rates are based on the Group’s weighted average cost of capital, adjusted to reflect management’s assessment of specific risks related to the CGU. Growth rates have been based on estimates published by H2 Gambling Capital, an independent consultant to the online gambling industry.

11. PROPERTY, PLANT AND EQUIPMENT

	Notes	Land and buildings €million	Plant, machinery and vehicles €million	Fixtures, fittings, tools and equipment €million	Total €million

Cost or valuation
As at 1 January 2007		11.2	3.4	58.2	72.8
Additions		0.1	0.1	6.1	6.3
Disposals		(1.3)	(0.1)	(2.4)	(3.8)
Exchange movements		0.1	0.1	0.6	0.8

As at 31 December 2007		10.1	3.5	62.5	76.1
Additions		0.2	1.1	4.5	5.8
Reclassified as assets held for sale		(5.1)	—	—	(5.1)
Disposals		—	(0.2)	(3.1)	(3.3)
Exchange movements		(1.3)	(0.7)	(7.3)	(9.3)

As at 31 December 2008		3.9	3.7	56.6	64.2
Acquired through business combinations	28	0.1	0.1	0.6	0.8
Additions		0.1	0.6	3.5	4.2
Disposals		—	(0.1)	(0.2)	(0.3)
Exchange movements		0.3	0.1	2.3	2.7

As at 31 December 2009		4.4	4.4	62.8	71.6

Depreciation
As at 1 January 2007		1.7	1.8	31.3	34.8
Charge for the year		0.6	0.8	15.0	16.4
Disposals		—	—	(1.3)	(1.3)

As at 31 December 2007		2.3	2.6	45.0	49.9
Charge for the year		0.5	1.3	11.1	12.9
Disposals		—	(0.1)	(3.1)	(3.2)
Exchange movements		(0.3)	(0.9)	(5.8)	(7.0)

As at 31 December 2008		2.5	2.9	47.2	52.6
Charge for the year		0.8	0.5	7.0	8.3
Disposals		—	(0.1)	(0.2)	(0.3)
Exchange movements		0.2	0.2	2.1	2.5

As at 31 December 2009		3.5	3.5	56.1	63.1

Carrying amount
As at 31 December 2007		7.8	0.9	17.5	26.2
As at 31 December 2008		1.4	0.8	9.4	11.6
As at 31 December 2009		0.9	0.9	6.7	8.5

12. COMMITMENTS FOR CAPITAL EXPENDITURE

As at 31 December	2007 €million	2008 €million	2009 €million

Contracted but not provided for	0.3	1.1	1.3

13. ASSETS HELD FOR SALE

As at 31 December	2007 €million	2008 €million	2009 €million

Cost	—	5.1	5.1
Exchange movement	—	(0.1)	0.2
Less: impairment	—	(0.9)	(1.3)

	—	4.1	4.0

Assets held for sale comprise residential properties that are no longer required by the Group and are currently being offered for sale. There are no associated liabilities. The Directors consider that the carrying amounts of assets held for sale approximate to their fair values, which are based on estimates of the present value of expected future cashflows.

13. ASSETS HELD FOR SALE (CONTINUED)

The Group received a deposit on one of the properties before 31 December 2009 and it has been sold in 2010. The remaining two properties continue to be marketed and are available for sale. These properties have not been sold after twelve months due to adverse market conditions.

14. TRADE AND OTHER RECEIVABLES

As at 31 December	2007 €million	2008 €million	2009 €million

Payment service providers	20.7	18.0	17.8
Less: chargeback provision	(3.5)	(1.4)	(1.5)

Payment service providers - net	17.2	16.6	16.3
Prepayments	13.5	11.5	11.3
Other receivables	10.4	5.8	7.4

	41.1	33.9	35.0

The Directors consider that the carrying amount of trade and other receivables approximates to their fair values, which is based on estimates of amounts recoverable. The recoverable amount is determined by calculating the present value of expected future cashflows.

Provisions are expected to be settled within the next year and relate to chargebacks which are recognised at the Directors’ best estimate of the provision based on past experience of such expenses applied to the level of activity.

Movements on the provision are as follows:

As at 31 December	2007 €million	2008 €million	2009 €million

At beginning of year	3.8	3.5	1.4
Charged to consolidated statement of comprehensive income	1.2	1.8	4.9
Credited to consolidated statement of comprehensive income	(1.5)	(3.9)	(4.8)

At end of year	3.5	1.4	1.5

15. SHORT-TERM INVESTMENTS

As at 31 December	2007 €million	2008 €million	2009 €million

Cash on deposit for more than three months	3.7	1.1	3.0
Restricted cash	2.2	4.7	5.1

	5.9	5.8	8.1

As at 31 December 2008 and 2009 restricted cash related to amounts held as interest-bearing security deposits. As at 31 December 2007 restricted cash related to the remaining cash held in the Employee Trust payable to a former Director.

16. CASH AND CASH EQUIVALENTS

As at 31 December	2007 €million	2008 €million	2009 €million

Cash in hand and current accounts	82.9	134.2	145.1

17. Trade and other payables

As at 31 December	2007 €million	2008 €million	2009 €million

Amounts due under Non-Prosecution Agreement	—	—	20.6
Deferred and contingent consideration	21.3	—	9.2
Other payables	53.1	30.6	28.0

Current liabilities	74.4	30.6	57.8

Amounts due under Non-Prosecution Agreement	—	—	40.1
Deferred and contingent consideration	—	—	12.2

Later than 1 year but not later than 5 years	—	—	52.3

Deferred and contingent consideration	—	—	2.5

More than 5 years	—	—	2.5

Non-current liabilities	—	—	54.8

On 6 April 2009 the Group entered into a Non-Prosecution Agreement with the USAO. Under the terms of the agreement, the USAO will not prosecute the Group for providing internet gambling services to customers in the US prior to the enactment of the UIGEA and the Group agreed to pay $105 million, payable in semi-annual instalments over a period ending on 30 September 2012. The amount due under the Non-Prosecution Agreement of €60.7 million is recognised at fair value and carried at amortised cost using an effective interest rate of 2%.

Deferred and contingent consideration relates to amounts payable for the acquisitions of Cashcade and WPT (see note 28). The amount due for deferred and contingent consideration of €24.3 million is recognised at fair value and carried at amortised cost using effective interest rates of between 2% and 15%.

Other payables comprise amounts outstanding for trade purchases and other ongoing costs. The average credit period for trade purchases is 30 days. The carrying amount of other payables approximates to their fair value which is based on the net present value of expected future cashflows.

The non-discounted book values for these amounts are as follows:

	Amounts due under the Non-Prosecution Agreement			Deferred and contingent consideration

As at 31 December	2007 €million	2008 €million	2009 €million	2007 €million	2008 €million	2009 €million

Within one year	—	—	20.9	21.3	—	9.3
Later than one year but not later than five years	—	—	41.7	—	—	13.7
More than five years	—	—	—	—	—	7.0

	—	—	62.6	21.3	—	30.0

18. CLIENT LIABILITIES AND PROGRESSIVE PRIZE POOLS

As at 31 December	2007 €million	2008 €million	2009 €million

Client liabilities	80.9	84.2	80.5
Progressive prize pools	5.0	7.0	6.7

	85.9	91.2	87.2

Client liabilities and progressive prize pools represent amounts due to customers including net deposits received, undrawn winnings, jackpots and tournament prize pools and certain promotional bonuses. The carrying amount of client liabilities and progressive prize pools approximates to their fair value which is based on the net present value of expected future cashflows.

19. LOANS AND BORROWINGS

	Book value			Fair value

As at 31 December	2007 €million	2008 €million	2009 €million	2007 €million	2008 €million	2009 €million

Secured bank loan	—	—	39.3	—	—	38.7

Non-current liabilities	—	—	39.3	—	—	38.7

Bank borrowings are recognised at fair value and subsequently carried at amortised cost based on their internal rates of return. The discount rate applied was 5.44%.

Principal terms and the debt repayment schedule of loans and borrowings before amortisation are as follows:

As at 31 December 2009	Amount	Nominal rate	Year of maturity	Security

The Royal Bank of Scotland plc	£35 million	6 months LIBOR plus 4.25%	2012	Floating charge over the assets of Cashcade Limited and its subsidiary undertakings

The maturity analysis of loans and borrowings, including interest and fees, is as follows:

As at 31 December	2007 €million	2008 €million	2009 €million

Within one year	—	—	2.2
Later than one year and not later than five years	—	—	41.9

	—	—	44.1

20. DEFERRED TAX

As at 31 December	Notes	2008 €million	2008 €million	2009 €million

At beginning of year		—	—	—
Acquired through business combinations	28	—	—	12.6
Credited to consolidated statement of comprehensive income	7	—	—	(1.7)

At end of year		—	—	10.9

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable to the relevant jurisdictions. The above amounts relate to temporary differences arising from fair value adjustments of acquired intangible assets.

21. OPERATING LEASE COMMITMENTS

The total future minimum lease payments due under non-cancellable operating lease payments are analysed below:

As at 31 December	2007 €million	2008 €million	2009 €million

Within one year	1.5	1.0	1.8
Later than one year but not later than five years	5.1	1.9	2.9
More than five years	0.7	0.1	—

	7.3	3.0	4.7

All operating lease commitments relate to land and buildings. Rental costs under operating leases are charged to the consolidated statement of comprehensive income in equal annual amounts over the period of the leases.

22. CONTINGENT LIABILITIES

From time to time the Group is subject to legal claims and actions against it. The Group takes legal advice as to the likelihood of success of such claims and actions.

As part of the Board’s ongoing regulatory compliance process, the Board continues to monitor legal and regulatory developments and their potential impact on the business and take appropriate advice in respect of these developments.

The Board is not aware of any regulatory issue or litigation that would give rise to a contingent liability.

23. SHARE CAPITAL

Ordinary shares

	Notes	Issued and fully paid €million	Issued and fully paid $	Number million

As at 1 January 2007		0.1	100,452	400.0
Issued during the year in part consideration for Empire Online Limited	28	—	2,470	8.3
Issued during the year in part consideration for Intercontinental Online Gaming Limited	28	—	944	3.2

As at 31 December 2007 and 31 December 2008		0.1	103,866	411.5
Employee share options exercised during the year		—	193	0.9

As at 31 December 2009		0.1	104,059	412.4

Shares issued are converted into US dollars at the exchange rate prevailing on the date of issue. As at 31 December 2009 the issued and fully paid share capital of the Group amounted to $104,059.32 and was split into 412,352,091 ordinary shares. The share capital in UK sterling as at 31 December 2009 was £61,852.81 and translated at an average exchange rate of 1.6824 US dollars to £1 sterling.

Authorised share capital and significant terms and conditions

The Company issued 11,519,384 new shares on 19 January 2007 in connection with the acquisition of the business and assets of Empire

Online Limited and Intercontinental Online Gaming Limited (see note 28). On 9 May 2008 the Company issued 8 additional ordinary shares in order to increase the total number of shares in issue to a number divisible by a factor of 10. At an Extraordinary General Meeting on 15 May 2008 an ordinary resolution was passed to consolidate the Company’s 4,115,193,850 ordinary shares of 0.0015 pence each to 411,519,385 ordinary shares of 0.015 pence each with effect from 19 May 2008. The number of shares and earnings per share for prior years are calculated as if the consolidation had taken place at 1 January 2007.

On 7 May 2009 the Company’s authorised share capital was increased from £75,000 divided into 500 million ordinary shares with a par value of 0.015 pence each, to £105,000 divided into 700 million ordinary shares of 0.015 pence each. All issued shares are fully paid. The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at meetings of the Company. The Trustee of the Employee Trust has waived all voting and dividend rights in respect of shares held by the Employee Trust.

23. SHARE CAPITAL (CONTINUED)

Treasury shares

	Own shares reserve €million	Number million

As at 1 January 2007	—	14.4
Employee share options exercised during the year	—	(3.2)

As at 31 December 2007	—	11.2
Employee share options exercised during the year	—	(4.5)

As at 31 December 2008	—	6.7
Purchase of own shares for the Employee Trust	(2.8)	1.0
Employee share options exercised during the year	—	(3.1)

As at 31 December 2009	(2.8)	4.6

As at 31 December 2009 4,564,628 ordinary shares were held as treasury shares by the Employee Trust. During 2009 the Company donated £2.49 million to the Employee Trust, which the Employee Trust then used to purchase 1,000,000 ordinary shares in the market. Shares held by the Employee Trust prior to 31 December 2008 had been gifted at par value.

24. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

In common with all other businesses, the Group is exposed to risks that arise from its use of financial instruments. This note describes the Group’s objectives, policies and processes for managing these risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing these risks or the methods used to measure them from previous periods, unless otherwise stated in this note.

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

> short-term investments;

> trade and other receivables;

> cash and cash equivalents;

> loans and borrowings;

> trade and other payables;

> client liabilities and progressive prize pools; and

> foreign exchange contracts.

Foreign exchange contracts are regularly used in the normal course of business but none were outstanding as at 31 December 2007, 2008 nor 2009. The Group operates a sports betting business and always has open bets. As at 31 December 2007, 2008 and 2009 the fair market value of open bets was not material. Other financial derivative instruments are permitted to be used by the Group, but none were used in the period ended 31 December 2007, 2008 nor 2009.

24. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

Management controls and procedures

The Board has overall responsibility for the determination of the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating the required processes that ensure the effective implementation of the objectives and policies to the Group’s treasury department under the auspices of the Group Treasury Committee (see below). As such, the Group’s funding, liquidity and exposure to interest rate and foreign exchange rate risks are managed by the Group’s treasury department. The treasury department is mandated to execute conventional forward foreign exchange contracts and swaps in order to manage these underlying risks. No other derivatives may be executed without written authority from the Board at which point an explanation of the accounting implications would also be given.

Treasury operations are conducted within a framework of policies and guidelines reviewed and approved by the Board on an annual basis which are recommended and subsequently monitored by the Group Treasury Committee. The Group Treasury Committee is chaired by the Group Chief Financial Officer. These polices include benchmark exposures and hedge cover levels for key areas of treasury risk. The Group risk management policies would also be reviewed by the Board following, for example, significant changes to the Group’s business. Exposures are monitored and reported to management on a weekly basis, together with required actions when tolerance limits are exceeded. The internal control procedures and risk management processes of the treasury department are also reviewed periodically by the internal audit function. The last internal control review was undertaken during 2007 and the procedures and processes were deemed satisfactory.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible, without unduly affecting the Group’s competitiveness and flexibility. Further details regarding these policies are set out below:

Liquidity risk

Liquidity risk arises from the Group’s management of its working capital as well as the finance charges and principal repayments on its debt instruments. In essence, it is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due.

The Group’s treasury department ensures that the Group’s cash and cash equivalents, and amounts due from payment service providers (‘PSPs’) exceed its combined client liabilities at all times. This excess is defined as the Client Liability Cover. Client liabilities principally represent customer deposits and progressive prize pools.

The Group Treasury Committee is advised of cash balances, investments, foreign currency exposures, interest income, interest expense, amounts due from PSPs, Client Liability Cover and counterparty exposures on a weekly basis.

The Group imposes a maximum debt limit of $150 million that may mature in any one year to ensure that there is no significant concentration of refinancing risk.

Management monitors liquidity to ensure that sufficient liquid resources are available to the Group. The Group’s principal financial assets are cash, bank deposits and trade and other receivables.

During 2009 the Group borrowed £35 million as a means of managing liquidity risk.

24. Financial instruments and risk management (continued)

Capital risk

In common with many internet companies that have few physical assets, the Group has no policy as to the level of equity capital and reserves other than to address statutory requirements. The primary capital risk to the Group is the level of debt relative to the Group’s net income. Accordingly, the Group’s policy is that gross debt should not exceed $300 million and that the leverage ratio of gross debt/clean EBITDA should be less than 1.5x. An analysis of gross debt is as follows:

As at 31 December	2007	2008	2009

Gross debt (€m)	—	—	39.3
Clean EBITDA (€m)	59.0	92.6	93.2
Ratio	—	—	0.4
Headroom (€m)	138.9	138.9	100.5

Details of the Group’s dividend policy is disclosed in note 30.

Credit risk

Operational: The Group’s operational credit risk is primarily attributable to receivables from PSPs and from customers who dispute their deposits made after playing on the Group’s websites. Prior to accepting new PSPs and wherever practicable, credit checks are performed using a reputable external source. Senior management monitors PSP balances on a weekly basis and promptly takes corrective action if pre-agreed limits are exceeded. For PSPs that do not have a formal credit rating, an internal rating system is used, based on such factors as industry knowledge, their balance sheet, profitability, customer diversification, geographic diversification, long-term stability, management credibility, potential regulatory risk and historic payment track record.

These internal ratings are monitored and reviewed on a monthly basis by the Director of Payment Processing. An internal rating of one is assessed as very strong whilst a rating of five is assessed as weak. During 2009 a reassessment was made as to the criteria for each rating, with criteria for a rating of 1 or 2 becoming more stringent. The tables for 2007 and 2008 have been restated on the basis of these new criteria.

As at 31 December	2007 €million	2008 €million	2009 €million

1 (Very Strong)	—	0.1	0.2
2 (Strong)	0.4	6.8	6.3
3 (Good)	14.3	11.0	11.3
4 (Adequate)	5.7	—	—
5 (Weak)	0.3	—	—

PSPs amounts due	20.7	17.9	17.8

Management consider the maximum credit exposure on amounts due from PSPs to be the carrying amount.

As at 31 December 2007, 2008 and 2009 there were no overdue amounts due from PSPs which had not been impaired, nor were there any partially impaired amounts. There is an inherent concentration of risk with PSPs, which are not investment grade banks, in that the majority derive most of their income from the online gaming sector. To this end, where practicable and economic, the Group seeks to substitute non-investment grade PSPs with investment grade, or at least better quality, PSPs.

24. Financial instruments and risk management (continued)

The table below sets out the movement in the impairment of amounts due from PSPs.

Year ended 31 December	2007 €million	2008 €million	2009 €million

Impairments	3.3	0.4	—
Recoveries	(5.1)	—	—

Total impairment (credit) expense	(1.8)	0.4	—

Note 14 details the movement and level of provisions for PSPs.

Cash investments: Wherever possible and commercially practicable the Group invests cash through major financial institutions where the counterparty has a one year credit default swap (‘CDS’) as quoted by Bloomberg, of no more than 2% or, in the case of pooled money market funds, a minimum long-term credit rating of AAA on the principal, as defined by Moody’s rating agency. Investments are allowed only in highly liquid securities. The Group maintains monthly operational balances with banks that do not meet this credit rating in Israel, Bulgaria and India to meet local salaries, expenses and legal requirements. These balances are kept to a minimum.

	Cash and cash equivalents			Short-term investments

As at 31 December	2007 €million	2008 €million	2009 €million	2007 €million	2008 €million	2009 €million

AAA money market funds	24.2	71.6	22.5	—	—	—
Counterparties with CDS less than 0.5%	56.0	—	95.3	5.9	—	3.3
Counterparties with CDS between 0.5% and 1%	—	20.9	—	—	—	—
Counterparties with CDS between 1% and 1.5%	—	17.1	1.8	—	5.8	1.7
Counterparties with CDS between 1.5% and 2%	—	19.6	18.1	—	—	—
Counterparties without CDS or CDS more than 2%	2.7	5.0	7.4	—	—	3.1

	82.9	134.2	145.1	5.9	5.8	8.1

The treasury department may only make the following cash investments, without prior written authority by the Board:

>	cash deposits;

>	pooled money market funds;

>	certificates of deposit; and

>	commercial paper.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the balance sheet.

Market risk

Market risk arises from the Group’s use of interest-bearing, tradable and foreign currency financial instruments. It is the risk that the fair value of future cashflows on its long-term debt finance and cash investments through the use of a financial instrument will fluctuate because of changes in interest rates, foreign exchange rates or other market factors.

Interest rate risk

The Group’s current net cash position is maintained primarily on a floating basis. In the event of a strategic change in the debt position of the Group, the interest rate management policy would be reviewed.

24. Financial instruments and risk management (continued)

Currency risk

Transaction and currency liability exposures: The Group’s policy is that all material transaction and currency liability exposures are economically and fully hedged using foreign exchange contracts and/or by holding cash in the relevant currency. Additionally, the Group has discretion to hedge some or all of its forecast sterling operational costs in Gibraltar and the UK for up to 12 months. No other forecast cashflows are hedged. The Group also economically hedges material committed exposures such as capital expenditure unless the period between commitment and payment is short (less than one month). Currency exposures are monitored by the Group Treasury Committee on a weekly basis. A $5 million currency tolerance limit between Euros and any other currency is permitted in order to avoid executing low value and uneconomic foreign exchange contracts.

Net investment exposures: The Group has the flexibility for its subsidiaries to hold debt in currencies other than their functional currency in order to hedge non-functional currency investments up to 50% of the net investment value. In managing the mix of ongoing debt exposure the Group takes into account prevailing interest rates in particular currencies and the potential impact on Group earnings ratios. At 31 December 2007 and 2008 the Group had no material non-functional currency debt which hedged net investments. At 31 December 2009 the Group had a loan of £35 million

Sensitivity analysis to currency and interest rate risk

The Group has adopted a sensitivity analysis that measures the change to the fair value of the Group’s financial instruments and any resultant impact on the Group’s earnings of either:

>	an instantaneous increase or decrease of 1% in market interest rates (including the annualised interest income impact of variable rate interest-bearing financial instruments), or

>	a 10% strengthening or weakening in the functional currency against all other currencies from the rates applicable at 31 December 2007, 2008 and 2009.

The Group is exposed to interest rate movements since it holds significant amounts of cash at floating rates as well as cash equivalents to meet client liability obligations that are non-interest bearing. The Group is exposed to currency movements in the non-functional currencies, arising out of changes in the fair value of financial instruments which are held in non-functional currencies. This analysis is for illustrative purposes only, as in practice, market rates rarely change in isolation.

The amounts generated from the sensitivity analysis are estimates of the possible impact of market risk, assuming that specified changes occur. Actual results in the future may differ materially from these results due to other developments in financial markets that may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the following table, which therefore should not be considered as a projection of likely future events and losses.

At the time of the audited financial statements for the years ended 31 December 2007, 2008 and 2009 both the reporting currency of the Group and functional currency of the majority of subsidiaries was US dollars and currency risk was managed on that basis. The sensitivity analysis below reflects that management.

	(Decrease) increase in fair value of financial instruments			Impact on earnings gain (loss)

As at 31 December	2007 €million	2008 €million	2009 €million	2007 €million	2008 €million	2009 €million

1% decrease in interest rates	—	—	—	(0.6)	(1.3)	0.3
1% increase in interest rates	—	—	—	0.6	1.4	1.0
10% weakening in US dollar	—	(1.4)	(2.4)	0.9	(1.0)	2.4
10% strengthening in US dollar	—	1.4	2.4	(1.0)	1.0	(2.4)

24. Financial instruments and risk management (continued)

Since 1 January 2010 the currency risk is now based on Euros, being the reporting currency and functional currency of most subsidiaries.

Insurance

The Group purchases insurance for commercial or, where required, for legal or contractual reasons. The Group also retains certain insurable risk where external insurance is not considered an economic means of mitigating these risks.

Total financial assets and liabilities and effective interest rate and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following tables indicate their effective interest rates at the end of the reporting years and the periods in which they reprice, as well as setting out the Group’s accounting classification of each class of financial assets and liabilities and their fair values at 31 December 2007, 2008 and 2009.

	Of which interest bearing

As at 31 December 2007	Carrying value €million	Fair value €million	Total €million	Effective interest rate	6 months or less €million	6 – 12 months €million	1 – 5 years €million

Trade and other receivables	41.1	41.1	—		—	—	—
Short-term investments	5.9	5.9	3.7	4.50%	3.7	—	—
Cash and cash equivalents	82.9	82.9	82.9	3.90%	82.9	—	—

Financial assets	129.9	129.9	86.6		86.6	—	—

Trade and other payables	(74.4)	(74.4)	(24.5)	4.34%	(23.6)	(0.6)	(0.3)
Client liabilities and progressive prize pools	(85.9)	(85.9)	—		—	—	—

Financial liabilities at amortised cost	(160.3)	(160.3)	(24.5)		(23.6)	(0.6)	(0.3)

	Of which interest bearing

As at 31 December 2008	Carrying value €million	Fair value €million	Total €million	Effective interest rate	6 months or less €million	6 – 12 months €million	1 – 5 years €million

Assets held for sale	4.1	4.1	—	—	—	—	—
Trade and other receivables	33.9	33.9	—	—	—	—	—
Short-term investments	5.8	5.8	5.8	4.99%	1.1	4.7	—
Cash and cash equivalents	134.2	134.2	134.2	1.87%	134.2	—	—

Financial assets	178.0	178.0	140.0	2.00%	135.3	4.7	—

Trade and other payables	(30.6)	(30.6)	(0.3)	3.60%	(0.3)	—	—
Client liabilities and progressive prize pools	(91.2)	(91.2)	—	—	—	—	—

Financial liabilities at amortised cost	(121.8)	(121.8)	(0.3)	3.60%	(0.3)	—	—

Of which interest-bearing

As at 31 December 2009	Carrying value €million	Fair value €million	Total €million	Effective interest rate	6 months or less €million	6 – 12 months €million	1 – 5 years €million

Assets held for sale	4.0	4.0	—	—	—	—	—
Trade and other receivables	35.0	35.0	—	—	—	—	—
Short-term investments	8.1	8.1	8.1	3.47%	1.7	6.4	—
Cash and cash equivalents	145.1	145.1	138.4	0.27%	138.4	—	—

Financial assets	192.2	192.2	146.5	0.45%	140.1	6.4	—

Loans and borrowings	(39.3)	(38.7)	(38.7)	5.44%	—	—	(38.7)
Trade and other payables	(120.6)	(112.6)	—	—	—	—	—
Client liabilities and progressive prize pools	(87.2)	(87.2)	—	—	—	—	—

Financial liabilities at amortised cost	(247.1)	(238.5)	(38.7)	5.44%	—	—	(38.7)

24. Financial instruments and risk management (continued)

The fair values of borrowings and other financial instruments are estimated at 31 December each year by discounting the future contractual cashflows to the net present values using appropriate yield curves.

25. RELATED PARTIES

Group

Transactions between the Group companies have been eliminated on consolidation and are not disclosed in this note.

Principal Shareholders

During the three years ended 31 December 2009 the Principal Shareholders, and corporate entities controlled by the Principal Shareholders, did not receive any remuneration in the form of salary, bonuses or consulting fees.

The wife of a former Principal Shareholder owns a property and it is leased to the Group’s Indian subsidiary on an arm’s length basis. Rentals paid during the year up to the date the Principal Shareholder divested his interest in the Group to under 10% were €36,000 in 2009 (2008: €55,000; 2007: €42,400). At 31 December 2007, 2008 and 2009 there were no amounts outstanding. In 2007 an increased security deposit of €23,000 was paid.

Until March 2007 a six-month loan facility of $50 million was provided by the founders of the Company, should the need arise. If drawn down, an arrangement fee of 0.25% of the facility amount would have been payable and interest thereon would accrue at the rate of 6% per annum. The facility was never utilised.

In 2007 a trust established by the Group’s Principal Shareholders and operated by an independent professional trustee made or committed to make share-based payments of €1.5 million (2008 and 2009: €nil) to certain individuals that were employed or had previously been employed by the Group. These payments were made independently of the Group and were over and above the amounts that the Board had already determined should be paid by the Group to those employees and former employees. As a result, the consolidated statement of comprehensive income for the year ended 31 December 2007 includes a charge of €1.5 million (of which €1.4 million relates to Discontinued operations) as if such amounts had been paid by the Group itself. A corresponding amount was recorded as a capital contribution in the Group’s consolidated statement of financial position

Former Directors and Principal Shareholders have leased their personal properties to employees of the Group during the three years ended 31 December 2009. The Directors believe that these lease arrangements are fair value personal arrangements between the parties involved and are independent of the Group.

A former Principal Shareholder and certain other Principal Shareholders have also given certain indemnities to the Group.

25. RELATED PARTIES (CONTINUED)

Directors and key management

Key management are those individuals who the Directors believe have significant authority and responsibility for planning, directing and controlling the activities of the Group. The aggregate short-term and long-term benefits, as well as share-based payments of the Directors and key management of the Group are set out below:

Year ended 31 December	2007 €million	2008 €million	2009 €million

Short-term benefits	12.5	11.4	7.0
Share-based payments	43.8	10.2	4.0

	56.3	21.6	11.0

At 31 December 2009 an aggregate balance of €2.0 million (2008: €1.0 million; 2007: €0.2 million) was due to Directors and key management.

During 2009 the Group purchased telecommunication and utility services of €2.5 million (2008: €4.1 million; 2007: €3.3 million) from companies on an arm’s length basis for whom a Board member is a director, with amounts owed to that company at 31 December 2009 of €nil (2008: €0.2 million; 2007: €0.1 million).

During 2007 furnished property was leased to a member of key management at an annual lease rental of £44,400, which the Directors believe is the fair rental value of the property. This property was sold at fair market value of £1.2 million to the member in May 2007.

In June 2007 the former Chief Executive Officer gifted 30,000 Shares to the Employee Trust. There were no conditions applying to this gift but he recommended to the Employee Trust that the Shares be awarded to those Group employees demonstrating an outstanding commitment to helping the Company achieve its objectives in 2007 or who come up with exemplary entrepreneurial ideas for the Company’s business.

During 2007 and 2008 the former Chief Executive Officer had two furnished properties available for his use in Gibraltar which the Directors believe have a fair rental value of approximately $150,000 per annum (plus service and utility costs). He also had an additional property available for his use at fair rental value, but he did not avail himself of the property and the property has been leased to other employees and third parties at fair rental value.

The Group made affiliate payments of less than €1,000 in both 2008 and 2009 to a company for whom a former Board member is a Director on an arm’s length basis, with amounts owed at 31 December 2009 of €nil (2008: less than €1,000; 2007: €nil).

In February 2008, the Group paid the final element of the consideration due to Trident Gaming Plc in respect of the acquisition of the business and assets connected with the Gamebookers.com website. This amounted to €21.3 million and total interest of €1.0 million. The former Managing Director was the former CEO of Gamebookers and received €2.1 million of the total consideration.

After the former Chairman of the Board stepped down as a Director on 29 August 2008, he was engaged by the Group under a consultancy agreement to provide services, as required, to the Group. The consultancy terminated in August 2009 and for a further six months afterwards he was prevented from providing services to other gaming businesses. A fee of £110,000 was payable to the former Chairman under this consultancy agreement.

In 2009 furnished property was leased to a member of key management at an annual lease rental of €42,000, which the Directors believe is the fair rental value of the property. There were no amounts owed at 31 December 2009.

Certain Directors and certain key management were granted share options under service contracts which were granted under a Group share option plan (see note 26).

26. SHARE OPTIONS

As disclosed in note 3, the Group has adopted and granted awards under the Nil-Cost Plan, FMV Plan, PSP Plan and Executive FMV Plan as a reward and retention incentive for employees of the Group, including the Executive Directors. The Group has used the binomial options pricing model to value these options. An appropriate discount has been applied to reflect the fact that dividends are not paid on options that have not vested or have vested and have not been exercised.

Year ended 31 December 2007	Nil-Cost Plan Number million	FMV Plan Number million	PSP Plan Number million	Executive FMV Plan Number million

Outstanding at beginning of year	17.0	—	—	—
Shares over which options granted during the year	0.6	7.9	0.4	0.2
Shares in respect of options lapsed during the year	(2.6)	(0.6)	—	—
Exercised during the year	(6.0)	—	—	—

Outstanding at end of year	9.0	7.3	0.4	0.2

Exercisable at the end of year	1.3	0.6	—	—

Shares over which options granted during the year (number)	625,657	7,910,275	437,459	204,360
Percentage of total issued share capital	0.15%	1.92%	0.11%	0.05%

Weighted average share price for options exercised	£3.40	—	—	—
Weighted average remaining contractual life of options outstanding upon satisfaction of performance conditions where relevant (days)	3.152	3.445	779	3.419

Year ended 31 December 2008	Nil-Cost Plan Number million	FMV Plan Number million	PSP Plan Number million	Executive FMV Plan Number million

Outstanding at beginning of year	9.0	7.3	0.4	0.2
Shares over which options granted during the year	2.3	17.5	1.5	1.1
Shares in respect of options lapsed during the year	(0.8)	(3.8)	(0.2)	(0.1)
Exercised during the year	(4.5)	—	—	—

Outstanding at end of year	6.0	21.0	1.7	1.2

Exercisable at the end of year	2.4	1.6	—	—

Shares over which options granted during the year (number)	2,250,000	17,457,240	1,471,598	1,090,602
Percentage of total issued share capital	0.55%	4.24%	0.36%	0.27%

Weighted average share price for options exercised	£2.42	—	—	—
Weighted average remaining contractual life of options outstanding upon satisfaction of performance conditions where relevant (days)	2,615	3,269	639	3,500

Year ended 31 December 2009	Nil-Cost Plan Number million	FMV Plan Number million	PSP Plan Number million	Executive FMV Plan Number million

Outstanding at beginning of year	6.0	21.0	1.7	1.2
Shares over which options granted during the year	1.6	4.6	1.0	0.5
Shares in respect of options lapsed during the year	(0.1)	(5.6)	(0.4)	(0.3)
Exercised during the period	(3.2)	(0.8)	—	—

Outstanding at end of year	4.3	19.2	2.3	1.4

Exercisable at the end of year	1.7	4.1	0.2	0.1

Shares over which options granted during the year (number)	1,610,336	4,591,166	1,041,817	462,500
Percentage of total issued share capital	0.39%	1.11%	0.25%	0.11%

Weighted average share price for options exercised	£2.57	£2.62	—	—
Weighted average remaining contractual life of options outstanding upon satisfaction of performance conditions where relevant (days)	2,961	3,042	490	3,202

26. Share options (continued)

Terms and conditions

Nil-Cost Plan

These options are not generally subject to performance conditions as this is regarded as detracting from their attraction and retention capabilities and instead usually vest on a phased basis over a four- to five-year period. The main exception to this general policy is the award made to key employees in the bingo segment, which will only vest subject to the satisfaction of a stretching EBITDA target for that business unit for 2012.

FMV Plan

Options granted under this plan during the period generally vest in instalments over a three year period. There are no performance conditions attached to options issued by the Group under the terms of the FMV Plan. Directors are not eligible to receive any awards under this plan.

PSP Plan

These options vest subject to the achievement of a total shareholder return (‘TSR’) performance target over the three-year period commencing on 1 January or 1 July of each year from 2007 compared to the median TSR of a comparator group. The threshold for vesting at which 25% will vest, will be TSR equalling the median of the comparator group, rising on a straight-line basis to 100% vesting if the Company’s TSR exceeds the median by 10% per annum calculated over the three-year period. It is estimated that outperformance of the median by 10% per annum over that period is performance in excess of the upper quartile.

Executive FMV Plan

For awards made between, until and including 2009 these options vest subject to the growth in the Company’s Clean Earnings per share equalling or exceeding 15% per annum in the three year period from 1 January of each year from 2007.

Outstanding share options issued under the FMV Plan and Executive FMV Plan have been granted in 2007 at exercise prices between 282.5 pence and 457.5 pence (2008 and 2009: between 155.0 pence and 457.5 pence).

27. INVESTMENTS IN SUBSIDIARIES

The Company is the holding company of the Group. The following table shows details of the Company’s principal subsidiary undertakings. Each of these companies is wholly-owned by a member of the Group, the issued share capital of each is fully paid and each are included in the consolidated accounts of the Group:

Name of subsidiary undertaking	Country of incorporation	Principal business

Bay Management Limited	Gibraltar	Management and IT services
Cashcade Limited	United Kingdom	Marketing services
ElectraGames Limited	Gibraltar	IT services
ElectraWorks (Alderney) Limited	Channel Islands	IT services
ElectraWorks Limited	Gibraltar	Online gaming
EZE International Limited	Gibraltar	Transaction services
GB Services Eood	Bulgaria	IT and customer support services
iGlobalMedia Entertainment Limited	Gibraltar	Online gaming
iGlobalMedia Marketing (Gibraltar) Limited	Gibraltar	Marketing services
iGlobalMedia Marketing (Israel) Limited	Israel	Marketing support services
iGlobalMedia Marketing (UK) Limited	United Kingdom	Marketing support services
IVY Comptech Private Limited	India	IT and customer support services
PartyGaming IA Limited	Bermuda	Intellectual asset management
Paytech International Limited	Gibraltar	Transaction services
PB (Italia) Srl	Italy	Online gaming
PGB Limited	Gibraltar	Online gaming

Name of subsidiary undertaking	Country of incorporation	Principal business

PKR Services Limited	Gibraltar	Transaction services
WPT Enterprises Inc	US	Land-based poker events

28. ACQUISITIONS

Empire Online Limited and Intercontinental Online Gaming Limited

On 19 January 2007 the Group acquired assets, players and gaming related contracts associated with Empire Online Limited (‘EOL’) and Intercontinental Online Gaming Limited (‘IOG’), both exclusively non-US facing online casino businesses. A summary of the two acquisitions is as follows:

	EOL			IOG

	Book value €million	Adjustment €million	Fair value €million	Book value €million	Adjustment €million	Fair value €million

Intangible assets other than goodwill	154.2	(141.0)	13.2	—	7.0	7.0
Other net assets	0.3	(0.3)	—	2.4	(2.4)	—

Net assets acquired	154.5	(141.3)	13.2	2.4	4.6	7.0
Goodwill			20.2			5.9

Consideration paid			33.4			12.9

Issue of ordinary shares in PartyGaming Plc (number)			8,332,593			3,186,791
Average share price (pence)			293.2			293.2

Share-based consideration			26.6			10.8
Deferred share-based consideration			6.7			2.0
Costs of acquisition			0.1			0.1

Consideration paid			33.4			12.9

The fair value adjustments relate primarily to the attribution of fair values to customer lists brands acquired as part of the acquisition. These intangible assets are being amortised over their estimated useful economic lives of up to five years. The main factors leading to the recognition of goodwill are the growth and revenue synergies created by combining business activities and cost savings of the merged operations.

The number of shares issued and the average share price have been adjusted for the share consolidation on 15 May 2008 (see note 23).

28. Acquisitions (continued)

Had the acquisitions of both EOL and IOG been made on 1 January 2007, the results of the Group would have been as follows:

€million

Total revenue	332.3

Profit from operating activities - Continuing operations	4.1
Loss from operating activities - Discontinued operations	(18.0)

Loss from operating activities	(13.9)

Cashcade

On 23 July 2009 the Group acquired 100% of the voting equity instruments of Cashcade Limited, an exclusively non-US facing business whose principal activity is the marketing of online bingo and casino and software services. Cash consideration was an initial £71.9 million paid upon completion and another £6.5 million paid before the year end for the excess working capital acquired. There is up to £15 million of contingent consideration payable relating to the profit performance in 2009 and a maximum of £9.0 million of contingent consideration payable depending on future profit performance in 2010. The acquisition was made on a debt-free / cash-free basis. Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are as follows:

	Book value €million	Adjustment €million	Fair value €million

Intangible assets other than goodwill	—	45.2	45.2
Property, plant and equipment	0.2	—	0.2
Trade and other receivables	6.1	—	6.1
Cash and cash equivalents	6.6	—	6.6
Trade and other payables	(2.6)	—	(2.6)
Income taxes payable	(0.1)	—	(0.1)
Client liabilities and progressive prize pools	(0.6)	—	(0.6)
Deferred tax	—	(12.6)	(12.6)

Net assets acquired	9.6	32.6	42.2
Goodwill			67.1

Consideration paid			109.3

Cash			89.4
Contingent consideration – payable in cash			18.9
Costs of acquisition			1.0

Consideration paid			109.3

The fair value adjustments relate primarily to the attribution of fair values to customer lists and brands acquired as part of the acquisition and the resultant tax thereon. These intangible assets are being amortised over their estimated useful economic lives of up to five years. The main factors leading to the recognition of goodwill are the growth and revenue synergies created by combining business activities and cost savings of the merged operations.

The amount included above for contingent consideration represents the Directors’ current best estimate of the amount payable which they consider is likely to be paid, after the effects of discounting.

World Poker Tour (‘WPT’)

On 9 November 2009 the Group acquired the business and substantially all of the assets of WPT Enterprises Inc. whose principal activities are the production and marketing of land-based poker events in the US and Europe and a US-facing subscription poker offering. Cash consideration was $12.3 million plus an ongoing revenue share agreement which is subject to a minimum aggregate payment of $3m over the next three years. The acquisition was made on a debt-free / cash-free basis. Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are as follows:

28. Acquisitions (continued)

	Book value €million	Adjustment €million	Fair value €million

Intangible assets other than goodwill	—	12.4	12.4
Property, plant and equipment	0.6	—	0.6
Trade and other receivables	1.5	—	1.5
Trade and other payables	(0.6)	—	(0.6)

Net assets acquired	1.5	12.4	13.9
Goodwill			—

Consideration paid			13.9

Cash			8.5
Deferred consideration – payable in cash			5.4

Consideration paid			13.9

The fair value adjustments relate primarily to the attribution of fair values to broadcast libraries, customer lists and brand acquired as part of the acquisition. These intangible assets are being amortised over their estimated useful economic lives of up to ten years. The amount included above for contingent consideration represents the Directors’ current best estimate of the amount payable which they consider is likely to be paid, after the effects of discounting.

Had the acquisitions of both Cashcade and WPT been made on 1 January 2009, the results of the Group would have been as follows:

€million

Total revenue	344.0

Profit from operating activities - Continuing operations	54.0
Loss from operating activities - Discontinued operations	(70.8)

Loss from operating activities	(16.8)

29. EVENTS AFTER THE REPORTING YEARS

There have been no material events after the reporting year which would require disclosure or adjustment to the financial information subsequent to 31 December 2009.

30. DIVIDEND

The Board did not pay any dividend nor any interim dividend in respect of the year ended 30 December 2009, 2008 nor 2007. The Board is not recommending the payment of a final dividend for the 2009 financial year. The Group’s desire to continue to play an active role in the consolidation of the online gaming sector means that the Board believes it is imprudent to declare a dividend, and under the terms of an agreement entered into with bwin as part of the Proposed Merger, has agreed not to pay a dividend prior to completion of the Proposed Merger.

Section C

Unaudited Consolidated Balance Sheet of the Company as at 30 September 2010

Consolidated statement of financial position – PartyGaming	As at 31 December 2009	As at 30 September 2010

	(€ million)
	(audited)	(unaudited)

Non-current assets
Intangible assets	232.9	218.8
Property, plant and equipment	8.5	9.1

	241.4	227.9
Current assets
Assets held for sale	4.0	2.2
Trade and other receivables	35.0	3.1
Short-term investments	8.1	45.8
Cash and cash equivalents	145.1	182.0

	192.2	233.1

Total assets	433.6	461.0

Current liabilities
Trade and other payables	(57.8)	(65.7)
Income taxes payable	(4.8)	(8.4)
Client liabilities and progressive prize pools	(87.2)	(89.0)
Loans and borrowings	—	—

	(149.8)	(163.1)

Non-current liabilities
Trade and other payables	(54.8)	(27.1)
Loans and borrowings	(38.7)	(40.2)
Deferred tax	(10.9)	(8.3)

	(104.4)	(75.5)

Total liabilities	(254.2)	(238.6)

Total net assets	179.4	222.4

Equity
Share capital	0.1	0.1
Share premium account	47.7	49.0
Own shares	(2.8)	(2.8)
Capital contribution reserve	24.1	24.1
Retained earnings	685.4	723.6
Other reserve	(573.7)	(573.7)
Currency reserve	(1.4)	2.1

Equity attributable to equity holders of the parent	179.4	222.4

PART 11

BWIN FINANCIAL INFORMATION

Section A
Accountant’s Report

The Directors
PartyGaming Plc
711 Europort Ave
Gibraltar

23 December 2010

Dear Sirs

bwin Interactive Entertainment AG (the ‘Company’)

We report on the historical financial information set out in Section B of Part 11 of this document. This historical financial information has been prepared for inclusion in the prospectus of PartyGaming Plc dated 23 December 2010 on the basis of the accounting policies set out in the notes to the accounts. This report is required by paragraph 20.1 of Annex I of the Prospectus Directive Regulation and is given for the purpose of complying with that paragraph and for no other purpose.

We have not audited or reviewed the financial information for the comparative 9 months ended 30 September 2009 and accordingly do not express an opinion thereon.

Responsibilities

The Directors of the Company are responsible for preparing the historical financial information on the basis of preparation set out in Note 1 to the historical financial information and in accordance with International Financial Reporting Standards as adopted by the European Union (‘Adopted IFRS’).

It is our responsibility to form an opinion on the historical financial information as to whether the financial information gives a true and fair view, and to report our opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with paragraph 23.1 of Annex I of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the historical financial information. It also included an assessment of the significant estimates and judgments made by those responsible for the preparation of the historical financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the historical financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the historical financial information gives, for the purposes of the prospectus dated 23 December 2010, a true and fair view of the state of affairs of bwin Interactive Entertainment AG as at the dates stated and of its consolidated profits, consolidated cash flows, consolidated comprehensive income and consolidated changes in equity for the periods then ended in accordance with the basis of preparation set out in note 1 and in accordance with Adopted IFRS.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with paragraph 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully

KPMG Audit Plc

Section B
Consolidated Historical Financial Information of bwin Interactive Entertainment AG

CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of 31 December

EUR 000	Note	2009	2008	2007

ASSETS
Non - current assets
Intangible assets	(1)	204,269	59,731	96,864
Plant and equipment	(2)	25,326	22,047	20,708
Financial assets	(3)	228	5,360	4,878
At-equity accounted investments	(4)	6,202	4,114	1,543
Deferred tax assets	(5)	225	256	419

		236,250	91,508	124,412

Current assets
Inventories	(6)	431	714	671
Receivables and other assets	(7)	64,902	53,715	56,728
Marketable securities	(8)	31,719	28,119	27,372
Cash and cash equivalents	(9)	153,139	106,372	81,613
Prepaid expenses	(7)	6,866	9,237	9,115

		257,057	198,157	175,499

Total		493,307	289,665	299,911

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	(10)
Share capital		35,718	32,731	32,685
Additional paid-in capital		258,681	172,275	612,371
Treasury shares		-239	-239	-239
Currency translation adjustment		-854	-1,789	896
AFS reserve		2,801	1,193	3,741
Cashflow hedge reserve		643	—	—
Retained earnings		-27,104	-73,380	-518,329

		269,646	130,791	131,125
Non-controlling interests	(10)	1,251	—	—

		270,897	130,791	131,125
Non-current liabilities
Employee benefit obligations	(11)	732	358	285
Non-current liabilities	(14)	5,514	—	13,906
Deferred tax liabilities	(5)	26,815	4,588	7,537

		33,061	4,946	21,728
Current liabilities
Current liabilities	(13)	152,338	129,515	122,944
Other provisions	(12)	34,228	19,251	19,493
Thereof from income taxes		4,343	1,444	2,834
Deferred income	(13)	2,782	5,162	4,621

		189,349	153,928	147,058

Total		493,307	289,665	299,911

The notes form an integral part of the historical financial information.

CONSOLIDATED INCOME STATEMENT for the year ended 31 December

EUR 000	Note	2009	2008	2007

Net revenues	(15)	387,148	352,107	297,159
Other operating income	(16)	26,878	44,066	42,532

Total revenues		414,026	396,173	339,691

Cost of sales	(17)	-12,836	-5,333	-4,571

Gross profit		401,190	390,840	335,120

Expenses for services rendered	(18)	-39,861	-46,725	-34,038
Personnel expenses	(19)	-82,584	-85,230	-73,241
Marketing expenses	(20)	-99,004	-123,547	-98,473
Other operating expenses	(21)	-90,312	-92,651	-87,769

Expenses		-311,761	-348,153	-293,521
Earnings before interest, tax, depreciation and amortisation		89,429	42,687	41,599

Depreciation, amortisation and impairments	(22)	-40,557	-63,181	-57,888
Reduction in contingent purchase price	(22)	—	2,611	68,062

Earnings before interest and tax		48,872	-17,883	51,773

Other financial income	(23)	1,444	1,080	3,179
Result from at-equity accounted investments	(4)	-852	3,242	1,337

Result of operations before income taxes for the year		49,464	-13,561	56,289

Income taxes	(5)	-3,328	799	-5,932

Profit/-loss for the year		46,136	-12,761	50,359

Basic earnings per share (EUR)	(24)	1.39	-0.39	1.55

Diluted earnings per share (EUR)	(24)	1.33	-0.39	1.51

Of which attributable to:
Parent company equity holders		46,276	-12,761	50,359
Non-controlling interests		-140	—	—

The notes form an integral part of the historical financial information.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME for the year ended 31 December

EUR 000	2009	2008	2007

Profit/loss for the year	46,136	-12,761	50,359

Other comprehensive income
Changes in the fair value of available for sale securities	2,145	-3,397	273
Income tax expense/benefit	-536	849	-69
Changes in the fair value of cash flow hedges	872	—	—
Income tax expense/benefit	-229	—	—
Foreign currency translation adjustment	935	-2,685	-489

Total	3,187	-5,233	-285

Comprehensive income for the year	49,323	-17,994	50,075

of which attributable to:
Parent company equity holders	49,463	-17,994	50,075
Non-controlling interests	-140	—	—

The notes form an integral part of the historical financial information.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY for the year ended 31 December

	Attributable to equity holders of the parent company

EUR 000	Share capital	Additional Paid-in capital	Treasury shares	Currency translation adjustment	Available for sale reserve	Cash flow Hedge- reserve	Retained earnings	Total	Non-controlling interests	Total equity

As of 31 December 2008	32,731	172,275	-239	-1,789	1,193	—	-73,380	130,791	—	130,791
Comprehensive income for the year	—	—	—	935	1,609	643	46,276	49,463	-140	49,323
Additions to Non-controlling interests	—	—	—	—	—	—	—	—	1,391	1,391
Capital increase	2,300	69,000	—	—	—	—	—	71,300	—	71,300
Issuing costs	—	-686	—	—	—	—	—	-686	—	-686
Exercise of share options	687	8,760	—	—	—	—	—	9,447	—	9,447
Issue of share options	—	9,332	—	—	—	—	—	9,332	—	9,332

As at 31 December 2009	35,718	258,681	-239	-854	2,801	643	-27,104	269,647	1,251	270,897

	Attributable to equity holders of the parent company

EUR 000	Share capital	Additional Paid-in capital	Treasury shares	Currency translation adjustment	Available for sale reserve	Cash flow Hedge- reserve	Retained earnings	Total	Non-controlling interests	Total equity

As of 31 December 2007	32,685	612,371	-239	896	3,741	—	-518,329	131,125	—	131,125
Comprehensive income for the year	—	—	—	-2,685	-2,548	—	-12,761	-17,994	—	-17,994
Change in consolidated entities	—	—	—	—	—	—	-3	-3	—	-3
Release of additional paid in capital	—	-457,713	—	—	—	—	457,713	—	—	—
Exercise of share options	46	445	—	—	—	—	—	491	—	491
Issue of share options	—	17,172	—	—	—	—	—	17,172	—	17,172

As at 31 December 2008	32,731	172,275	-239	-1,789	1,193	—	-73,380	130,791	—	130,791

	Attributable to equity holders of the parent company

EUR 000	Share capital	Additional Paid-in capital	Treasury shares	Currency translation adjustment	Available for sale reserve	Cash flow Hedge- reserve	Retained earnings	Total	Non-controlling interests	Total equity

As of 31 December 2006	32,603	592,306	-343	1,385	3,536	—	-568,688	60,799	—	60,799
Comprehensive income for the year	—	—	—	-489	205	—	50,359	50,075	—	50,075
Change in consolidated entities	—	—	—	—	—	—	—	—	—	—
Release of additional paid in capital	—	—	—	—	—	—	—	—	—	—
Exercise of share options	82	743	—	—	—	—	—	825	—	825
Issue of share options	—	19,426	—	—	—	—	—	19,426	—	19,426
Transfer of shares	—	-104	104	—	—	—	—	—	—	—

As at 31 December 2007	32,685	612,371	-239	896	3,741	—	-518,329	131,125	—	131,125

The notes form an integral part of the historical financial information.

CONSOLIDATED STATEMENT OF CASH FLOWS for the year ended 31 December

EUR 000	2009	2008	2007

Profit/loss for the year	46,136	-12,761	50,359
Amortisation, depreciation and impairments	41,332	64,819	57,889
Non-cash personnel expenses (share –based payments)	9,332	17,172	19,426
Result from at-equity accounted investments	78	-4,057	-1,337
Dividends received from at-equity accounted investments	4,067	1,488	267
Change in deferred taxes	-945	-4,067	4,693
Impairment losses and reversals of impairment charges of other financial assets other financial assets	—	199	4
Loss on disposal of fixed assets	837	1,026	104
Change in non-current provisions	374	73	-44
Income from release of negative goodwill resulting from initial consolidation	—	—	-217
Reduction in contingent purchase price	—	-2,611	-68,063
Exchange rate differences	609	-2,745	-360
Expenses from change in reporting entities	—	—	37
Expenses/income from taxes	4,271	1,138	1,239
Payment of income taxes	-1,371	-2,528	1,579
Change in receivables and other assets	-3,205	4,466	-6,463
Change in current provisions	7,461	1,149	5,094
Change in accounts payable and other liabilities	-5,148	13,872	26,433

Net cash flow from operating activities	103,829	76,633	90,640

Receipts from disposal of financial assets and other financial Statements	—	—	5,242
Receipts from disposal of non-current assets	—	2,620	118
Payments from acquisition of subsidiaries	-15,145	—	56
Payments for acquisition of assets (excluding financial statements)	-48,241	-48,037	-43,715
Payments for other financial assets	-453	-2,214	-3,177
Payments for acquisitions of financial assets and shares in at-equity accounted investments	-1,984	-4,734	-95

Net cash flow from investment activities	-65,823	-52,365	-41,571

Issuing costs	-686	—	—
Receipt from shareholders	9,447	491	825

Net cash flow from financing activities	8,761	491	825

Net change in cash and cash equivalents	46,767	24,579	49,894
Cash and cash equivalents at beginning of period	106,372	81,613	31,719

Cash and cash equivalents at end of period	153,139	106,372	81,613

Of which interest income	1,514	3,081	1,619

Of which interest payments	-57	-322	291

The notes form an integral part of the historical financial information.

          bwin Interactive Entertainment AG, Vienna, Austria

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The financial information set out below of bwin Interactive Entertainment AG (the “Company”), and together with its subsidiary undertakings, (“the Group”) for the three years ended 31 December 2009 and nine months ended 30 September 2010 has been prepared by the directors of the Company on the basis set out below.

INFORMATION ABOUT THE COMPANY

bwin Interactive Entertainment AG (bwin AG) with registered offices at Börsegasse 11, 1010 Vienna, Austria, commercial register: Vienna Commercial Court (FN 166449 d), and its subsidiaries together make up bwin Group (“the Company”). The business activities of bwin Group include offering sports betting, poker, casino and virtual games, and operating a multiplayer poker platform. bwin Group also provides sporting content such as live video streams, live scores, statistics and sms services to its customers. Additionally, since 2008, bwin Group offers services related to the clearing of payments in multiple currencies to online retail merchants (“Payment Service Providing”).

The operational Gaming-business of the bwin Group is carried out primarily by bwin International Ltd., Gibraltar and Ongame Network Ltd., Gibraltar, on the basis of Gibraltarian sports betting and casino licenses and on the basis of Italian licenses. Additionally, Ongame Network Ltd. holds a license issued by the Kahnawake Gaming Commission. Furthermore, bwin Group also holds licences in Austria and Argentina and since 2009 in Southafrica. bwin International Ltd. and Ongame Network Ltd. operate under several domains; in particular www.bwin.com, www.bwin.it, www.giocodigitale.it and www.ongamenetwork.com.

In 2009, bwin Group obtained a “payment institution” license from the British Financial Services Authority (“FSA”) through its British Group entity CQR UK Payment Solutions Ltd. Together with the FSA’s e-money license which is held by Vincento Payment Solutions Ltd., bwin Group is now capable of offering a comprehensive range of payment transaction services to third parties.

Wherever necessary, bwin Interactive Entertainment AG carries out central functions such as finance, marketing, IT, project management, international business development, human resources and corporate communications for the subsidiaries of bwin Group. It also provides numerous other services such as market research and customer data analysis.

PROPOSED MERGER

PartyGaming and bwin Interactive Entertainment AG (‘bwin’) announced their intention to merge on 29 July 2010. The parties intend to effect the merger through bwin transferring all of its assets and liabilities to PartyGaming and bwin will be dissolved. In consideration for their agreement to the proposed merger, bwin shareholders (whose shares in bwin will be cancelled on completion) wll be issued new PartyGaming shares. The proposed merger is classified as a reserve takeover under Listing Rules 10.2.3. Consequently PartyGaming is required to re-apply for the listing of its existing shares on the Lonson Stock Exchange’s main market. PartyGaming is seeking a premium listing of its shares.

As part of the merger of Bwin and PartyGaming, Bwin is required to present historical financial information in the PartyGaming prospectus for the 3 years ended 31 December 2009 and the nine months ended 30 September 2010 prepared in accordance with the accounting policies to be applied by the Enlarged Group prospectively.

The following presentational adjustments have been made to underlying financial statements of Bwin to amend the financial information so it is in accordance with the accounting policies to be applied by the Enlarged Group:

• Presenting gaming duties as an expense within cost of sales instead of as a reduction in net revenues;
• Royalties payable to software providers being presented as a distribution cost instead of a reduction in net revenues;

•	Fees related to inactivity and deposits are to be presented within the segment revenues to which they relate rather than as a component of other revenue;
•	Foreign exchange gains and losses to be presented net, instead of gains and losses presented separately;
•

Costs in relation to internally generated software assets were presented as both an expense within the income statement and an income item described as ‘own work capitalised’ these items have been netted against each other.

There has been no impact on the net assets of bwin or the retained profit/loss for the year because of these changes.
ACCOUNTING POLICIES, RECOGNITION AND MEASUREMENT

Accounting Policies

bwin Interactive Entertainment AG (the ‘Company’) is a company incorporated and domiciled in Austria.

The historical financial information of the Company and its subsidiaries, (together the “bwin Group”) and its equity accounted associates presents the results of the Group and associates for the years ended 31 December 2007, 2008 and 2009.

a)	Basis of preparation

The historical financial information has been extracted from the audited consolidated financial statements of the bwin group for the years ended 31 December 2007, 2008 and 2009.

The historical financial information has been prepared in accordance with those International Financial Reporting Standards as adopted by the European Union (‘IFRS’) and has been prepared in accordance with the requirements of the Prospectus Directive (‘PD’) regulation and in accordance with the significant accounting policies, described below.

The consolidated historical financial information has been prepared in thousands of Euros (EUR 000). Rounding differences may occur in amounts and percentages due to the use of automated accounting systems.

New IFRS standards and interpretations

IFRIC 12 “Service Concession Arrangements”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”, IFRIC 17 “Distributions of Non-cash Assets to Owners”, IFRIC 18 “Transfers of Assets from Customers”, IFRS 1 “Revised IFRS 1 First Time Adoption of IFRS”, IAS 39 and IFRS 7 “Reclassification of Financial Assets: Effective Date and Transition”, IFRS 1 “Additional Exemptions for First-time Adopters, IFRS 2 “Group Cash-settled Share-based Payment Transactions”, IAS 39 “Eligible hedged items” and IAS 32 “Classification of Rights Issues”, IFRIC 19 “Extinguishing Financial Liabilities with Equity Payments” and IFRS 1 “Limited Exemption from comparative IFRS 7 Disclosures” which were effective during various dates in 2009, 2010 or as of 1 October 2010, had no impact on the consolidated interim financial statements. IFRS “Improvements 2009”, which was effective as of 1 January 2010, had an impact on the presentation of operating segments.

New standards and interpretations to be applied in the future

The following amendments or revisions of standards as well as interpretations were issued as of the reporting date, but were not effective for the nine months period ending 30 September 2010:

New or modified standards		Effective date*

IAS 24	Related Party Disclosures	1 January 2011
IFRS 9	Financial Instruments**	1 January 2013
IFRIC 14	Amendment Prepayment of a Minimum Funding Requirement	1 January 2011
Various IFRS	Annual Improvements May 2010	1 January 2011

The Company is currently evaluating the impact of the application of the new and revised/amended standards and interpretations on its consolidated financial statements and disclosures and will not early adopt the standards and interpretations.

*) The standards must be applied to annual periods beginning on or after the effective date.

b)	Principles of consolidation

In accordance with IFRS 3, subsidiaries are consolidated from the time the parent obtains control over the assets and operations of the acquired entities.

Subsidiaries are consolidated using the purchase method by allocating the acquisition cost to the acquiree’s identifiable assets, liabilities and contingent liabilities. Any amount of the acquisition costs exceeding the fair value of the net assets acquired is recognised as goodwill. Goodwill is not amortised, but tested for impairment annually. If goodwill is impaired, an impairment charge is recorded in net income.

Intercompany revenues, expenses and profit and losses from intragroup transactions, as well as receivables due from and liabilities due to consolidated companies were eliminated.

Associated companies, over which the Company has a significant influence but does not exercise control, and joint ventures are reported using the equity method.

Foreign currency translation

The bwin Group records its ongoing business transactions in foreign currencies at monthly average exchange rates. At the reporting date, all monetary assets and liabilities in foreign currencies are translated into Euros using the closing rate and any foreign currency gains and losses are recognised in profit or loss.

We refer to our disclosures on the scope of consolidated historical financial information for details on the functional currencies of the entities of bwin Group. The Euro is the functional currency of bwin AG. The historical financial information is translated using the modified reporting date method, and any exchange differences are recorded directly in equity.

The historical financial information was translated at the following exchange rates:

Exchange rates

	Reporting date 31 Dec 2009	Average 2009	Reporting date 31 Dec 2008	Average 2008	Reporting date 31 Dec 2007	Average 2007

British pounds (GBP)	0.88920	0.89195	0.84151	0.95850	0.73550	0.68010
Swedish kronas (SEK)	10.26500	10.60435	10.35880	10.90500	9.43600	9.22670
Mexican pesos (MXN)	18.84770	18.92826	19.58880	16.40290	16.03100	15.01260
Argentinean Pesos (ARS)	5.49140	5.17372	4.87870	4.67450	4.63000	4.27580
Chinese Yuan (CNY)	9.85000	9.47811	9.64430	10.22850	10.73700	10.43760

Significant exchange differences arising from the translation of monetary items that form part of the net investment in a foreign operation (loans), are recognised directly in equity (“currency translation adjustment”).

Scope of consolidated historical financial information

Consolidated affiliated companies (subsidiaries)

Apart from the parent company bwin AG, Vienna, the consolidated historical financial information includes the following companies in which bwin AG held a controlling interest as of 31 December 2009 (reporting date of the subsidiaries is 31 December):

Fully consolidated subsidiaries

	Functional currency	Participation in %	Offices registered in

bwin International Ltd.	EUR	100	Gibraltar
Ongame Network Ltd.	EUR	100	Gibraltar
SA Online Handelsbolag	SEK	100	Sweden
BWIN ARGENTINA SA	ARS	100	Argentina
bwin Italia S.r.l.	EUR	100	Italy
Gioco Digitale S.p.A.	EUR	100	Italy
Gioco Digitale Italia S.r.l.	EUR	100	Italy
BWIN Mexico S.A. de C.V.	MXN	80	Mexico
DSG Deutsche Sportwett Gesellschaft mbH	EUR	100	Germany
bwin Marketing Services S.r.l.	EUR	100	Italy
bwin Interactive Marketing UK Ltd.	GBP	100	UK
INFIELD - SERVIÇOS DE CONSULTORIA E MARKETING, UNIPESSOAL LDA	EUR	100	Portugal
BWIN INTERACTIVE MARKETING ESPAÑA	EUR	100	Spain
WEBSPORTS ENTERTAINMENT Marketing Services GmbH	EUR	100	Austria
bwin Games AB	SEK	100	Sweden
Ongame Future AB	SEK	100	Sweden
Ongame Holding Malta Ltd.	EUR	100	Malta
Ongame International Malta Ltd.	EUR	100	Malta
UnitedGames Holding BV	EUR	52.14	Netherlands
UnitedGames BV	EUR	52.14	Netherlands
Immunopharma BV	EUR	52.14	Netherlands
TC Invest AG	EUR	100	Austria
Vincento Payment Solutions (UK) Ltd.	GBP	100	UK
CQR Payment Solutions GmbH	EUR	100	Austria
CQR UK Payment Solutions Ltd.	GBP	100	UK
bwin (Beijing) Management and Consulting Co., Ltd.	CNY	100	China
Ongame Ltd. (dissolved in February 2009)	GBP	100	UK

A fund of funds has also been included in the consolidated historical financial information as it qualified as a special-purpose entity (SPE) in accordance with SIC 12 due to the degree of control exercised. All assets included in this fund of funds are measured individually and shares held are reported as marketable securities, cash in cash and cash equivalents, and accrued interest and the shares of profit or loss in other receivables.

Change in the scope of consolidated historical financial information

In 2009, the Company acquired DSG Deutsche Sportwett Gesellschaft mbH, UnitedGames group (comprising UnitedGames Holding BV, UnitedGames BV, Immunopharma BV) and Gioco Digitale group (comprising Gioco Digitale S.p.A. and Gioco Digitale Italia S.r.l.).

SA Online Handelsbolag and bwin Interactive Marketing UK Ltd. were established in 2008 and included in the consolidated historical financial information for the first time in 2008.

Ongame Ltd. was liquidated in February 2009.

At-equity accounted investments

Investments in the following companies are consolidated using the equity method:

At-equity accounted investments

Companies	Reporting date	Shareholders’ equity in EUR 000	Result for the year in EUR 000	Percentage of share capital	Offices registered in

bwin e.K.	31 Dec. 2009	1,659	2,094	50.00	Germany
Betbull Holding SE	31 Dec. 2009	23,074	-6,748	36.98	UK

Since May 2002, bwin AG has been an atypical silent partner with a 50% interest in bwin e.K., Neugersdorf, Germany. As owner of the domain www.bwin.de, Dr. Pfennigwerth operates bwin e.K. under the terms of a German license until August 2009. After that, the agency transactions of bwin e.K were discontinued temporarily due to economic reasons, not as an result of changes in the legal framework.

Betbull Holding SE

On 18 November 2009 bwin exercised an option and a right for conversion under a convertible bond to acquire 2,351,124 shares in Betbull Holding SE for a purchase price of EUR 4,316 thousand, thus increasing its investment to 36.98%. Therefore, the investment no longer qualifies as an available-for-sale investment but is consolidated using the equity method. Since the acquired interest in the net assets exceeded the carrying amount of the investment, negative goodwill of EUR 4,579 thousand was recognised.

Group companies not consolidated

bwin Group also holds investments in the following subsidiaries which were not consolidated:

Group companies not consolidated

Unconsolidated subsidiaries	Reporting date	Shareholders’ equity in EUR 000	Result for the year in EUR 000	Percentage of share capital	Offices registered in

Southern Gem Ltd.	31 Dec. 2009	-15	-4	100	British Virgin Islands

Pegasus Pferdewetten GmbH	31 Dec. 2009	26	-9	100	Germany
BWIN INTERACTIVE ENTERTAINMENT SA (PTY) LTD.	31 Dec. 2009	-12	-10	20*	South Africa
LEKKER BETTING AND GAMING (PTY) LTD.	31 Dec. 2009	-71	-17	90	South Africa
Drachenfelssee 421. VV GmbH	31 Dec. 2009	25	0	100	Germany

* Based on existing contractual relationships (put-options) bwin AG is able to control, in substance, 100%.

The subsidiaries listed above are not consolidated, but are recorded at cost in the consolidated historical financial information due to the fact that they are not material to the consolidated historical financial information.

c)	Other investments

The following investments in companies are presented as financial assets:

Other investments

Other investments	Reporting date	Shareholders’ equity in EUR 000	Result for the year in EUR 000	Percentage of share capital	Offices registered in

BWİN BAHİS VE ŞANS OYUNLARI SANAYİ VE TICARET LİMİTED ŞIRKETI (in liquidation)	31 Dec. 2009	0	-3	49	Turkey

BWİN BAHİS VE ŞANS OYUNLARI SANAYİ VE TICARET LİMİTED ŞIRKETI was established in 2007; an application for liquidation was filed at the beginning of 2008. The liquidation was not completed in 2009.

d)	Information on acquisitions

Acquisitions in 2009

DSG Deutsche Sportwett Gesellschaft mbH
On 24 March 2009, bwin acquired 100% in DSG Deutsche Sportwett Gesellschaft mbH in Dresden. DSG holds a German license for sports betting.

The following table shows the allocation of the purchase price to the individual assets and liabilities acquired by bwin at the acquisition date. The purchase price allocation was finalised in 2009:

Purchase price allocation

EUR 000

Licenses	1,881
Plant and equipment	1
Financial assets	3
Trade receivables and other financial assets	13
Other assets	99
Cash and cash equivalents	233
Provisions	-25
Deferred tax liabilities	-594
Trade accounts payable	-205
Other liabilities	-106

Total purchase price	1,300
thereof purchase price in cash	1,300

Assets and liabilities prior to acquisition are as follows:

Assets and liabilities

EUR 000

Plant and equipment	1
Financial assets	3
Trade receivables and other financial assets	13
Other assets	99
Cash and cash equivalents	233
Provisions	-25
Trade accounts payable	-205
Other liabilities	-106

Equity	13

UnitedGames Holding BV
On 3 July 2009, bwin acquired 35.32% (6,358 shares) for a total of EUR 750 thousand in UnitedGames Holding BV, which holds directly or indirectly 100% in UnitedGames BV and Immunopharma BV. In the course of a capital increase effected at the closing of the acquisition bwin acquired an additional 6,324 shares for a total of EUR 750 thousand, increasing its interest to 52.14%. The total purchase price therefore amounts to EUR 1,500 thousand, including incidental costs EUR 1,515 thousand. Upon meeting the condition precedent as stated in the contract (approval by the supervisory board), the acquisition date in accordance with IFRS 3 was 31 August 2009.

The following table shows the purchase price allocation to the individual assets and liabilities acquired by bwin at the acquisition date. The purchase price allocation was finalised in 2009:

Purchase price allocation

EUR 000

Software	2,942
Plant and equipment	29
Trade receivables and other financial assets	246
Other assets	10
Cash and cash equivalents	775
Provisions	-2
Deferred tax liabilities	-750
Trade accounts payable	-270
Other liabilities	-74
Non-controlling interests	-1,391

Total purchase price	1,515
thereof purchase price in cash	1,500
thereof incidental costs	15

Assets and liabilities prior to acquisition are as follows:

Assets and liabilities

EUR 000

Plant and equipment	29
Trade receivables and other financial assets	246
Other assets	10
Cash and cash equivalents	25
Provisions	-2
Trade liabilities	-270
Other liabilities	-74

Equity	-36

Gioco Digitale S.p.A.

On 12 September 2009, the purchase contracts for the acquisition of 100% of the shares in Gioco Digitale group (comprising Gioco Digitale S.p.A. and its 100% subsidiary Gioco Digitale Italia S.r.l.) were signed. Upon meeting the condition precedent as stated in the purchase agreement (approval by the supervisory board), the acquisition date in accordance with IFRS 3 was 6 October 2009.

The total consideration amounts to EUR 106,686 thousand, of which an amount of EUR 26,686 thousand was paid in cash and an amount of EUR 55,200 thousand was settled by the issue of 2,300,000 bwin shares (at a contractually agreed issue price of EUR 24.00 per share). An amount of EUR 20,000 thousand becomes due after approval of the annual financial statements for the year 2009 of Gioco Digitale S.p.A. and an amount of EUR 5,000 thousand becomes due upon meeting certain financial criteria in the second quarter of 2011.

Incidental acquisition costs amount to EUR 3,389 thousand. For the purpose of initial consolidation the stock exchange price at the date control over Gioco Digitale was obtained, of EUR 31.00 was applied. Therefore acquisition cost totaled EUR 126,375 thousand.

The following table shows the allocation of the purchase price to the individual assets and liabilities acquired by bwin at the acquisition date. The purchase price allocation was finalised in 2009:

Purchase price allocation

EUR 000

Goodwill	76,229
Brand name	12,299
Customer base	53,526
Other intangible assets	3,170
Plant and equipment	1,393
Trade receivables and other financial assets	792
Other receivables	3,300
Deferred tax assets	641
Securities	1,000
Cash and cash equivalents	15,929
Employee benefit obligation	-181
Provisions	-4,408
Deferred tax liabilities	-21,733
Trade accounts payable	-11,882
Other liabilities	-3,700

Total purchase price	126,375
thereof purchase price in cash	26,686
thereof issue of shares	71,300
thereof contingent purchase price liability	25,000
thereof incidental acquisition cost	3,389

Goodwill is allocated mainly to the abilities of management and the expected synergy resulting from the integration of Gioco Digitale into bwin Group.

Assets and liabilities prior to acquisition are as follows:

Assets and liabilities

EUR 000

Intangible assets	3,270
Plant and equipment	1,393
Trade receivables and other financial assets	792
Other receivables	3,300
Deferred tax assets	641
Securities	1,000
Cash and cash equivalents	15,929
Employee benefit obligation	-181
Provisions	-4,408
Trade accounts payable	-11,882
Other liabilities	-3,700
Deferred tax liabilities	-11

Equity	6,143

For the period between acquisition date and 31 December 2009, Gioco Digitale (considering the amortisation of the acquired customer base) contributed a loss of EUR 1,038 thousand to the consolidated result for the year and net gaming revenues of EUR 6,978 thousand to the consolidated net gaming revenues. Had the acquisition taken place as of 1 January 2009, Gioco Digitale would have contributed a loss of EUR 4,287 thousand to the consolidated result for the year and net gaming revenues of EUR 31,331 thousand to the consolidated net gaming revenues.

BWIN INTERACTIVE ENTERTAINMENT SA (PTY) LTD. / Lekker Betting & Gaming (PTY) Ltd.
On December 31, 2008, bwin held 75% in bwin Interactive Entertainment SA (PTY) Ltd., with the remaining 25% held by Liberis, a local joint venture partner. As the company had no operating activities, it was not included in the consolidated historical financial information as of December 31, 2008. In the course of a reorganisation of interests held in the company, bwin reduced its interest in bwin Interactive Entertainment SA (PTY) Ltd. to 20%. Due to existing option contracts (put-options) bwin AG is able to control, in substance, 100% of bwin Interactive Entertainment SA (PTY) Ltd.. The put options were recognised as liabilities resulting from acquisitions.

In 2009, bwin Interactive Entertainment SA (PTY) Ltd. acquired 90% in Lekker Betting & Gaming (PTY) Ltd. for a purchase price of ZAR 1,661 thousand (EUR 103 thousand). The company holds a sport betting license issued by the Western Cape Gambling and Racing Boards.

Since neither of the companies was operational in 2009, they were not included in the consolidated historical financial information.

Acquisitions in 2008

No acquisitions took place in 2008.

Acquisitions in 2007

PAMEROL, S.L., bwin Marketing Services S.R.L., INFIELD – SERVIÇOS DE CONSULTORIA E MARKETING, UNIPESSOAL LDA and Vincento Payment Solutions Ltd. were acquired and negative goodwill amounting to EUR 216 thousand was recorded in the financial result. Additionally, starting 2007, the Company holds an interest in BWIN INTERACTIVE ENTERTAINMENT SA (PTY) LTD and Drachenfelssee GmbH. The investments are held for the Company by a trustee.

RECOGNITION AND MEASUREMENT

e)	Intangible assets, plant and equipment

Purchased and internally generated intangible assets, leasehold improvements, other assets as well as operating and office equipment are valued at acquisition or production cost less amortisation/depreciation/impairment.

In accordance with IAS 38, the cost of internally generated intangible assets is capitalised when its technical feasibility is assured, future economic benefits can be expected from such assets and their cost can be reliably measured.

After all requirements are met, costs relating to the production and improvement of websites and the online gaming software used by the Group are capitalised.

Depreciable assets are depreciated/amortised on a straight-line basis over their expected useful lives. The various rates of depreciation/amortisation are based on the following expectations of useful lives:

Intangible and tangible assets

	Useful life in years	Rate of depreciation/ amortisation in %

Intangible assets
Acquired Software	2-5	20 - 50
Internally generated software	2-5	20 - 50
Customer base, licenses and other rights	2-10	10 - 50
Marketing rights	3	33

Plant and equipment
Leasehold improvements	3-10	10-33
Other assets, operating and office equipment	2-8	12.5-50

Intangible assets with an indefinite useful life, such as brand names and goodwill, are not subject to scheduled amortisation, but are tested for impairment annually, or when there are indications that their carrying amount is impaired.

f)	Impairments

Intangible assets and plant and equipment with a definite useful life are tested for impairment. If there are indications of impairment, the recoverable amount of the assets in question is calculated. An impairment is recorded if the recoverable amount is below its carrying amount. Goodwill, intangible assets with an indefinite useful life and intangible assets not yet put into operation are tested for impairment, either annually, or when there are indications of an impairment to their carrying amount. The carrying amount of the cash generating units (CGUs), to which these assets are allocated, is compared to their recoverable amount. If the carrying value falls below the recoverable amount, an impairment charge is recognised in the income statement under the item “Depreciation, Amortisation and Impairment Charges”.

g)	Cash and cash equivalents

bwin reports cash, on demand deposits and fixed deposits with terms of up to three months as cash and cash equivalents.

h)	Financial assets and liabilities

Financial assets and financial liabilities are recognised initially when the Company acquires contractual rights or enters into contractual obligations. All transactions are recorded at the settlement date. They are derecognised when the Company is no longer in control of the contractual rights associated with such assets. This is normally the case when such assets are sold or any cash flows arising from such assets are directly transferred to an independent third party.

i)	Financial assets and current marketable securities

Marketable securities, investment funds and non-current investments held are assigned to the category “available for sale”. These assets are recognised initially at cost when acquired, and subsequently measured at their fair value, if a fair value can be reliably determined. With the exception of impairment charges, changes in fair value are recorded directly in equity (Available for sale reserve). The fair values correspond to the market price. If no fair values can be reliably determined, the assets are recognised at cost less any impairment charges. Interest is recorded using the effective interest method, dividends are recognised when the legal entitlement to payment arises.

j)	Derivatives

In accordance with IAS 39 all derivative financial instruments are recognised as assets or liabilities and measured at fair value regardless of their purpose and the intent they are held with. Changes in the fair value of derivative instruments designated as hedging instruments are either recognised in profit or loss or in other comprehensive income (Available for sale-reserve), depending on whether the derivative instrument is used to hedge the fair value of items in the statement of financial position (“fair value hedges”) or to hedge cash flows (“cash flow hedges”). In the case of derivative instruments hedging items in the statement of financial position, changes in the fair value of the hedged asset or liability and of the derivative instrument are recognised in profit or loss. In the case of derivative instruments hedging cash flows, the change in fair value of the effective portion of the hedging instrument is recognised in other comprehensive income (cash flow hedge reserve). Upon settlement it is recognised through profit and loss. Changes in the fair value of the ineffective portion of the hedging instrument and fair value changes of derivative financial instruments not qualifying for hedging instruments are recognised in profit or loss.

k)	Leasing

Leases that transfer substantially all the risks and rewards incidental to ownership of an asset to bwin as lessee, are classified as finance leases. Otherwise, leases are classified as operating leases. Property, plant and equipment subject to a finance lease are recognised at their fair value or the lower present value of the minimum lease payments at the inception of the lease less accumulated depreciation and impairment charges. The lease payments are realised over the term of the lease as repayment of the lease liability and interest expense.

If substantially all risks and rewards incidental to ownership remain with bwin as lessor, the leased asset is recognised and subsequently measured by bwin in accordance with IAS 16.

l)	Inventories

Inventories comprise merchandise sold through online shops. Inventories are measured at the lower of acquisition or manufacturing cost and net realisable value, with acquisition costs calculated using the first in, first out method. The net realisable value is calculated on the basis of the estimated sales prices expected in the normal course of business development less any future costs of manufacturing, administrative costs or marketing costs.

m)	Receivables and other assets

Receivables and other assets are classified as loans and receivables, and are carried at amortised cost or at the lower fair value (less individual allowances for doubtful accounts).

n)	Financial liabilities

Financial liabilities are classified as other financial liabilities, and are recorded at amortised cost. Interest expense is recognised in accordance with the effective interest method.

o)	Trade accounts payable

Trade accounts payable are measured at amortised cost, which is equivalent to the repayment amount.

p)	Income taxes

Deferred taxes are recognised when there are temporary differences between the values of the assets and liabilities in the statement of financial position and their relevant tax bases. Deferred taxes are calculated in compliance with IAS 12 “Income Taxes” using the balance sheet liability method. Deferred tax assets are recognised only for loss carry-forwards to the extent that they are likely to be recovered in the foreseeable future.

q)	Share-based payments

In accordance with IFRS 2, share-based payment transactions for goods or services received or purchased are recognised at their fair values at the acquisition date. Since the transactions are settled exclusively by equity instruments, these transactions result in an increase in equity.

The expense incurred as a result of share-based payment transactions for services received (settled by means of stock options) is recognised over the service period of the share options. IFRS 2 was first applied in the financial year 2005, as a result of which the only share-based payment transactions taken into account were those granted after 7 November 2002 and which were not yet exercisable at the time the standard became effective.

The granting of the options is conditional upon satisfying specified market conditions (performance options), these market conditions and the likelihood of their fulfillment are assessed at the time of the granting of the options and this assessment is taken into account when the fair value of the options is estimated. Future modifications of such assessments are not taken into account. Modifications of the assessment with respect to vesting conditions (length of employment) are taken into account as they occur.

r)	Employee benefit obligations

Severance payment obligations
Under legal regulations and individual employment contracts, all employees of the Austrian companies of bwin Group, who joined the group before 31 December 2002, are entitled to a one-time severance payment upon termination or when reaching retirement age. The payment is based on the number of years of service and the employee’s salary at the time of termination or retirement. A similar obligation exists for the Italian entities of bwin Group. bwin Group has recorded a provision to cover this obligation in accordance with IAS 19 “Employee Benefits” on the basis of the projected unit credit method. Actuarial gains and losses are recognised through profit and loss as incurred.

Due to changes in legal regulations, a defined contribution plan was introduced for staff employed with the Austrian subsidiaries after 31 December 2002. Contributions are paid monthly and recognised through profit and loss.

s)	Other provisions

Other provisions are recorded whenever the Company has legal or actual obligations towards a third party as a result of a past event, and whenever it is likely that such obligations will result in cash outflows. Such provisions are recorded in the amount considered appropriate according to best estimates at the time the underlying consolidated financial statements were prepared. If an amount cannot be reliably estimated, no provision is recorded. This fact, however, will be disclosed in the notes.

t)	Revenue recognition and presentation

Betting and gaming turnover are recognised based on paid-up bettors’ stakes as of the reporting date, provided the underlying bets and games have already been decided. Stakes that have been charged to bettors’ accounts where the related sporting event will not take place until after the reporting date (pending bets) are recognised as deferred income. Pending bets are not recognised as derivates in accordance with IAS 39 due to the fact that they are not significant to the consolidated historical financial information.

Under a customer loyalty program, the Company gives, customers playing real money games of chance bonus points that are added to a separate account. The award credits given are reported as separate units of accounting of a multiple-element contract. Revenue associated with the anticipated service award is measured at fair value and recognised as a reduction of sales. Revenue is realised only when the awards are redeemed.

In accordance with IAS 39 and the standards of the gaming business, the net balance of betting stakes and winnings paid out from all product areas, and the winnings together with the rake obtained from poker products are recognised in the income statement inclusive of certain bonuses granted to players, sundry assurance revenue, as net revenues.

u)	Estimates and judgements in relation to future developments

The preparation of the consolidated historical financial information in conformity with IFRS requires the management of the Company to make judgements, estimates and assumptions that may affect the use of accounting and valuation methods and the amounts of assets and liabilities, revenues and expenses recognised. Such estimates and the resulting assumptions are based on historical experience and various other factors that are believed to be reasonable under the given circumstances, and they form the basis for measuring the carrying amounts of assets and liabilities that are not readily available from other sources. The actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The most important assessments made by management of the Company with respect to the application of IFRS that may have a significant effect on the consolidated historical financial information, and estimates entailing a risk that the assets and liabilities reported may have to be significantly adjusted within the next financial year are described below:

– The positive assessment of the risk that the Austrian tax authorities currently conducting a tax audit agree with the Company with respect to its legal opinion (see note on “commitments, other obligations and contingent liabilities”)

– The positive assessment of the risks that the sports bets offered under the German Betting and Lotteries Act are not taxable (see note on “commitments, other obligations and contingent liabilities”) and that sports betting, poker as well as casino and virtual games can be offered in the future in the existing markets.

– Goodwill, customer base, patent rights, software, plant and equipment, equity investments are measured on the basis of estimates of future cash flows (in some instances using forecasts). See note (22) for impairments recognised and the relevant assumptions made, and for the carrying amounts, see the notes on the items of the statement of financial position.

– Obligations associated with loan guarantees, other guarantees and contingencies not shown in the statement of financial position are monitored on a regular basis to determine whether they should be recognised in the historical financial information (see note on “commitments, other obligations and contingent liabilities”).

– Deferred tax assets on loss carry-forwards and other deductible temporary differences are only recognised to the extent that it is probable that they will be realised within a reasonable period of time.

–The estimates for the provision for legal and consulting fees incurred by the Company for legal proceedings are reviewed on a regular basis to ensure that the provisions are appropriate given the uncertain timing and amount of payment.

– With respect to the contingent purchase price liability which was renegotiated with the sellers of the shares in the Ongame group, the Company evaluates on a regular basis, whether bwin will be able to reenter the US market. As of the reporting date, it was not likely that this liability would become due (see note on ‘commitments, other obligations and contingent liabilities).

- The assessment that bwin e.K., Neugersdorf should be accounted for using the equity method, taking the contractual agreements with Dr. Pfennigwerth into account.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT

(1) INTANGIBLE ASSETS

(a) Intangible assets with definite useful lives

EUR 000	Marketing rights	Acquired software	Internally generated software	Licenses and other rights	Customer base	Advance payments	Total

Acquisition costs
Balance as of 1 January 2009	58,048	19,893	20,258	3,456	187,900	687	290,242
Change in the scope of	0	7,436	0	1,881	53,526	619	63,462
Exchange rate differences	0	0	0	0	0	0	0
Additions	0	4,917	19,882	163	0	0	24,962
Disposals	-58,048	-19	-4,440	0	0	-78	-62,585
Reclassifications/transfers	0	1,093	0	0	0	-1,093	0
Balance as of 31 Dec. 2009	0	33,320	35,700	5,500	241,426	135	316,081
Accumulated amortisation
Balance as of 1 January 2009	48,373	16,261	9,907	2,552	171,668	0	248,761
Exchange rate differences	0	0	-39	0	0	0	-39
Change in the scope of consolidated financial statements	0	2,030	0	0	0	0	2,030
Amortisation	9,675	3,970	5,531	542	10,626	0	30,344
Disposals	-58,048	-19	-4,440	0	0	0	-62,507
Balance as of 31 Dec. 2009	0	22,242	10,959	3,094	182,294	0	218,589

CARRYING AMOUNT AS OF 31 DECEMBER 2009	0	11,078	24,741	2,406	59,132	135	97,492
CARRYING AMOUNT AS OF 31 DECEMBER 2008	9,675	3,632	10,351	904	16,232	687	41,481

EUR 000	Marketing rights	Acquired software (adjusted)	Internally generated software (adjusted)	Licenses and other rights	Customer base	Advance payments	Total

Acquisition costs
Balance as of 1 January 2008	58,048	19,133	10,824	3,157	191,751	463	283,376
Exchange rate differences	0	1	0	-13	0	0	-12
Additions	0	2,625	11,958	300	0	687	15,570
Disposals	0	-2,329	-2,524	12	-3,851	0	-8,692
Reclassifications/transfers	0	463	0	0	0	-463
Balance as of 31 Dec. 2008	58,048	19,893	20,258	3,456	187,900	687	290,242
Accumulated amortisation
Balance as of 1 January 2008	29,024	13,369	7,398	2,324	165,972	0	218,087
Exchange rate differences	0	0	98	-2	0	0	96
Amortisation	19,349	5,220	4,935	230	9,547	0	39,281
Disposals	0	-2,328	-2,524	0	-3,851	0	-8,703
Balance as of 31 December 2008	48,373	16,261	9,907	2,552	171,668	0	248,761

CARRYING AMOUNT AS OF 31 DECEMBER 2008	9,675	3,632	10,351	904	16,232	687	41,481
CARRYING AMOUNT AS OF 31 DECEMBER 2007	29,024	5,764	3,426	833	25,779	463	65,289

EUR 000	Marketing rights	Software	Licenses and other rights	Customer base	Advance payments	Total

Acquisition costs
Balance as of 1 January 2007	58,048	21,392	2,287	196,510	220	278,457
Change in the scope of consolidated financial statements	0	2	0	0	0	2
Exchange rate differences	0	0	2	0	0	2
Additions	0	10,239	868	0	463	11,570
Disposals	0	-1,896	0	-4,759	0	-6,655
Reclassifications/transfers	0	220	0	0	-220	0
Balance as of 31 Dec. 2007	58,048	29,957	3,157	191,751	463	283,376
Accumulated amortisation
Balance as of 1 January 2007	9,675	14,193	2,107	155,632	0	181,607
Exchange rate differences	0	-186	0	0	0	-186
Amortisation	19,349	8,656	217	10,983	0	39,205
Impairment	0	0	0	4,114	0	4,114
Disposals	0	-1,896	0	-4,757	0	-6,653
Balance as of 31 Dec. 2007	29,024	20,767	2,324	165,972	0	218,087

CARRYING AMOUNT AS OF 31 DECEMBER 2007	29,024	9,190	833	25,779	463	65,289
CARRYING AMOUNT AS OF 31 DECEMBER 2006	48,373	7,198	180	40,878	220	96,849

Marketing rights
In 2006,bwin acquired rights to the international marketing of the first and second German Soccer Leagues from DFL Deutsche Fussball Liga GmbH in the amount of EUR 58,048 thousand for the seasons 2006/2007 up to and including 2008/2009. These marketing rights were amortised over their useful life of three years. Marketing of the rights was effected mainly through agreements with international sublicensees, mainly TV and radio stations. The contractual relationship with DFL ended with the end of the 2008/2009 season and was not extended.

Licenses and other rights
This item mainly includes rights of use of airplanes, which have a useful life of five years. bwin Group holds licenses for games of chance (partially only for individual segments) in Austria, Gibraltar, Italy, Argentina, South Africa and Germany. Additionally, bwin Group holds an e-money license and a payment institution license in the UK. These licenses are only partially recognised as assets within bwin Group as the fees payable on a yearly basis are minor.

Customer base
In July 2005, the Company acquired a customer base as well as two domains from NOMATO Investments Ltd. In January 2006, as part of the Ongame acquisition, the Company acquired a customer base amounting to EUR 171 million, which is amortised over a period of five years. As part of the acquisition of Gioco Digitale group, the Company acquired customer bases amounting to EUR 52 million in October 2009 (see note on acquisitions).

The useful life of the customer base is five years, and the average remaining useful life is 4.3 years (2008: 2 years; 2007: 3 years).

(b) Intangible assets with indefinite useful lives

EUR 000	Brand name	Goodwill	Total

Acquisition costs
Balance as of 1 January 2009	39,000	330,029	369,029
Change in the scope of consolidated historical financial information	12,298	76,229	88,527
Disposals	0	-1,570	-1,570
Balance as of 31 December 2009	51,298	404,688	455,986
Accumulated impairment
Balance as of 1 January 2009	39,000	311,779	350,779
Disposals	0	-1,570	-1,570
Balance as of 31 December 2009	39,000	310,209	349,209

CARRYING AMOUNT AS OF 31 December 2009	12,298	94,479	106,777
CARRYING AMOUNT AS OF 31 December 2008	0	18,250	18,250

EUR 000	Brand name	Goodwill	Total

Acquisition costs
Balance as of 1 January 2008	39,000	332,640	371,640
Additions	0	-2,611	-2,611
Balance as of 31 December 2008	39,000	330,029	369,029
Accumulated impairment
Balance as of 1 January 2008	32,868	307,197	340,065
Impairments	6,132	7,193	13,325
Subsequent reduction of acquisition cost	0	-2,611	-2,611
Balance as of 31 December 2008	39,000	311,779	350,779

CARRYING AMOUNT AS OF 31 December 2008	0	18,250	18,250
CARRYING AMOUNT AS OF 31 December 2007	6,132	25,443	31,575

EUR 000	Brand name	Goodwill	Total

Acquisition costs
Balance as of 1 January 2007	39,000	400,702	439,702
Additions	0	-68,062	-68,062
Balance as of 31 December 2007	39,000	332,640	371,640
Accumulated impairment
Balance as of 1 January 2007	31,300	372,423	403,723
Impairments	1,568	2,836	4,404
Revaluations	0	-68,062	-68,062
Balance as of 31 December 2007	32,868	307,197	340,065

CARRYING AMOUNT AS OF 31 December 2007	6,132	25,443	31,575
CARRYING AMOUNT AS OF 31 December 2006	7,700	28,279	35,979

In October 2009, bwin acquired goodwill and brand names resulting from the acquisition of the Gioco Digitale group amounting to EUR 76.2 million and EUR 12.3 million, respectively. Brand names was classified as assets with an indefinite useful life, as they do not have a product life cycle, nor are they subject to technical, technological or commercial wear and tear or amortisation. The period over which the Company has control over the brand names is not limited, either.

In January 2006, bwin acquired brand names and goodwill resulting from the acquisition of the Ongame group. In 2008 and 2007, goodwill was reduced by EUR 2,611 thousand and EUR 68,062, respectively, due to the subsequent agreement to waive the conditional purchase price liability. Please refer to note (22) and “Acquisitions” for further information on impairment charges recorded.

Goodwill and brand names are allocated as follows:

Goodwill and brand names 2009

EUR 000	Goodwill	Brand name	Total

Gioco Digitale Group	76,229	12,298	88,527
CGU Poker / Europe, rest of the world resulting from acquisition of the Ongame Group	17,836	0	17,836
CGU Casino / Europe, rest of the world resulting from acquisition of the Ongame Group	414	0	414

CARRYING AMOUNT AS OF 31 December 2009	94,479	12,298	106,777

Goodwill and brand names resulting from the acquisition of the Gioco Digitale Group could not be allocated to the individual CGUs, but relate to the entire CGU portfolio acquired (poker, casino, sports betting, and games) in Italy.

Goodwill and brand names 2008

EUR 000	Goodwill	Brand name	Total

Poker / Europe, rest of the world resulting from acquisition of the Ongame Group	17,836	0	17,836
Casino / Europe, rest of the world resulting from acquisition of the Ongame Group	414	0	414

CARRYING AMOUNT AS OF 31 December 2008	18,250	0	18,250

Goodwill and brand names 2007

EUR 000	Goodwill	Brand name	Total

Poker / Canada	0	1,868	1,868
Poker / Europe, rest of the world resulting from acquisition of the Ongame Group	25,030	3,042	28,072
Casino / Canada	0	364	364
Casino / Europe, rest of the world resulting from acquisition of the Ongame Group	413	858	1,271

CARRYING AMOUNT AS OF 31 December 2007	25,443	6,132	31,575

(2) PLANT AND EQUIPMENT

EUR 000	Leasehold improvements	Operating and office equipment	Advance payments and plant under construction	Total

Acquisition costs
Balance as of 1 January 2009	2,959	42,128	400	45,487
Change in the scope of consolidated historical financial information	523	1,453	—	1,976
Exchange rate differences	19	487	—	506
Additions	540	11,774	—	12,314
Disposals	—	-2,292	—	-2,292
Reclassifications/transfers	307	87	-394	—
Balance as of 31 December 2009	4,348	53,637	6	57,991
Accumulated depreciation
Balance as of 1 January 2009	1,131	22,309	—	23,440
Change in the scope of consolidated historical financial information	225	328	—	553
Exchange rate differences	9	173	—	182
Depreciation	750	9,463	—	10,213
Disposals	—	-1,723	—	-1,723
Balance as of 31 December 2009	2,115	30,550	—	32,665

CARRYING AMOUNT AS OF 31 Dec. 2009	2,233	23,087	6	25,326
CARRYING AMOUNT AS OF 31 Dec. 2008	1,828	19,819	400	22,047

EUR 000	Leasehold improvements	Operating and office equipment	Advance payments and plant under construction	Total

Acquisition costs
Balance as of 1 January 2008	2,364	37,237	41	39,642
Change in the scope of consolidated historical financial information	—	—	—	—
Exchange rate differences	-59	-424	—	-483
Additions	690	11,700	400	12,790
Disposals	-36	-6,426	—	-6,462
Reclassifications/transfers	—	41	-41	—
Balance as of 31 December 2008	2,959	42,128	400	45,487
Accumulated depreciation
Balance as of 1 January 2008	618	18,316	—	18,934
Exchange rate differences	-25	-627	—	-652
Depreciation	568	10,006	—	10,574
Disposals	-30	-5,386	—	-5,416
Balance as of 31 December 2008	1,131	22,309	—	23,440

CARRYING AMOUNT AS OF 31 Dec. 2008	1,828	19,819	400	22,047
CARRYING AMOUNT AS OF 31 Dec. 2007	1,746	18,921	41	20,708

EUR 000	Leasehold improvements	Operating and office equipment	Advance payments and plant under construction	Total

Acquisition costs
Balance as of 1 January 2007	1,259	26,398	582	28,239
Change in the scope of consolidated historical financial information	—	161	—	161
Exchange rate differences	-28	-441	—	-469
Additions	1,461	11,557	41	13,059
Disposals	-328	-1,020	—	-1,348
Reclassifications/transfers	—	582	-582	—
Balance as of 31 December 2007	2,364	37,237	41	39,642
Accumulated depreciation
Balance as of 1 January 2007	343	9,636	—	9,979
Change in the scope of consolidated historical financial information	—	22	—	22
Exchange rate differences	-8	-145	—	-153
Depreciation	453	9,091	—	9,544
Impairment	—	620	—	620
Disposals	-170	-908	—	-1,078
Balance as of 31 December 2007	618	18,316	—	18,934

CARRYING AMOUNT AS OF 31 Dec. 2007	1,746	18,921	41	20,708
CARRYING AMOUNT AS OF 31 Dec. 2006	916	16,762	582	18,260

The additions to operating and office equipment mainly relate to servers and hardware.

(3) FINANCIAL ASSETS

EUR 000	Other loans	Marketable securities (available for sale)	Investments in affiliated companies	Total

Acquisition costs
Balance as of 1 January 2009	4,145	3,244	92	7,481
Transfer to at-equity accounted investments	-4,317	-3,244	—	-7,561
Additions	1,969	—	136	2,105
Disposals	-1,797	—	—	-1,797
Balance as of 31 December 2009	—	—	228	228
Accumulated impairments/reversals of impairments
Balance as of 1 January 2009	815	1,306	—	2,121
Impairments	774	—	—	774
Disposals	-1,589	—	—	-1,589
Transfer to at-equity accounted investments	—	-1,306	—	-1,306
Balance as of 31 December 2009	—	—	—	—

CARRYING AMOUNT AS OF 31 Dec. 2009	—	—	228	228
CARRYING AMOUNT AS OF 31 Dec. 2008	3,330	1,938	92	5,360

EUR 000	Other loans	Marketable securities (available for sale)	Investments in affiliated companies	Total

Acquisition costs
Balance as of 1 January 2008	—	2,657	92	2,749
Additions	4,145	587	—	4,732
Balance as of 31 December 2008	4,145	3,244	92	7,481
Accumulated impairments/reversals of impairments
Balance as of 1 January 2008	—	-2,129	—	-2,129
Impairments	815	3,435	—	4,250
Balance as of 31 December 2008	815	1,306	—	2,121

CARRYING AMOUNT AS OF 31 Dec. 2008	3,330	1,938	92	5,360
CARRYING AMOUNT AS OF 31 Dec. 2007	—	4,786	92	4,878

EUR 000	Other loans	Marketable securities (available for sale)	Investments in affiliated companies	Other Securities (available for sale)	Total

Acquisition costs
Balance as of 1 January 2007	300	2,660	65	67	3,092
Change in reporting entities	—	—	-37	—	-37
Exchange rate differences	—	—	-2	—	-2
Additions	—	—	66	—	66
Disposals	-300	-3	—	-67	-370
Balance as of 31 December 2007	—	2,657	92	—	2,749
Accumulated impairments/reversals of impairments
Balance as of 1 January 2007	300	-2,462	—	-41	-2,203
Impairments	—	333	—	—	333
Disposals	-300	—	—	41	-259
Balance as of 31 December 2007	—	-2,129	—	—	-2,129

CARRYING AMOUNT AS OF 31 Dec. 2007	—	4,786	92	—	4,878
CARRYING AMOUNT AS OF 31 Dec. 2006	—	5,122	65	108	5,295

Other loans of the previous year mainly relate to loans granted to Betbull Holding SE and BETBULL BWIN ESPAÑA, S.A. In the course of establishing BETBULL BWIN ESPAÑA, S.A, bwin subscribed to interest bearing convertible bond of Betbull Holding SE in an amount of EUR 2,500 thousand. The convertible bond entitled bwin to receive shares in Betbull Holding SE instead of repayment in the case of issue. The Company also granted an interest-bearing loan to BETBULL BWIN ESPAÑA, S.A amounting to EUR 1,495 thousand. In 2009 the convertible bond and the loan to BETBULL BWIN ESPAÑA were exchanged for shares in Betbull Holding SE. Since bwin obtained significant influence over the entity, the investment is included in the consolidated historical financial information using the equity method as of the fiscal year 2009 (see note on investments consolidated using the equity method)

Impairment charges recognised during the previous financial year relate to the impairment of the loan to BETBULL BWIN ESPAÑA, S.A. and to changes in the fair value of the shares in Betbull Holding SE partly recognised in profit or loss.

Investments in affiliated companies relate to entities not consolidated due to their insignificance.

(4) At-equity accounted investments

At-equity accounted investments

EUR 000	2009

Acquisition costs
Balance as of 1 January 2009	2,332
Transfer from financial assets	6,233
Balance as of 31 December 2009	8,565

Accumulated changes
Balance as of 1 January 2009	-1,782
Result from at-equity accounted investments	78
Distributed share in profits	4,067
Balance as of 31 December 2009	2,363

CARRYING AMOUNT AS OF 31 DECEMBER 2009	6,202
CARRYING AMOUNT AS OF 31 DECEMBER 2008	4,114

The result from at-equity accounted investments includes in particular the proportionate results amounting to EUR 871 thousand and expenses (net impairment losses) resulting from the measurement of the investment in Betbull Holding SE amounting to EUR 927 thousand. Measurement as of the reporting date was based on the recoverable amount totaling EUR 4,682 thousand, which was derived from the stock market price (EUR 1.16 per share).

In 2009, an impairment amounting to EUR 774 thousand related to loans granted to companies previously classified as associated companies was recognised in the item “result from at-equity accounted investments” in the profit & loss statement for the financial year 2009.

At-equity accounted investments

EUR 000	2008

Acquisition costs
Balance as of 1 January 2008	2,330
Additions	2
Balance as of 31 December 2008	2,332

Accumulated changes
Balance as of 1 January 2008	787
Result from at-equity accounted investments	-4,057
Distributed share in profits	1,488
Balance as of 31 December 2008	-1,782

CARRYING AMOUNT AS OF 31 DECEMBER 2008	4,114
CARRYING AMOUNT AS OF 31 DECEMBER 2007	1,543

In addition to the proportionate results, the Company recognised impairment charges related to these investments of EUR 815 in 2008.

At-equity accounted investments

EUR 000	2007

Acquisition costs
Balance as of 1 January 2007	2,301
Additions	29
Balance as of 31 December 2007	2,330

Accumulated changes
Balance as of 1 January 2007	1,857
Result from at-equity accounted investments	-1,489
Amortisation	152
Distributed share in profits	267
Balance as of 31 December 2007	787

CARRYING AMOUNT AS OF 31 DECEMBER 2007	1,543
CARRYING AMOUNT AS OF 31 DECEMBER 2006	444

The Company has also agreed to bear certain expenses, in particular marketing expenses and general fees for its cooperation partners. Please refer to the note “Other obligations and contingent liabilities”.

The aggregate financial information of at-equity accounted investments can be summarised as follows:

Financial information of at-equity accounted investments

EUR 000	2009		2008		2007

	total	proportionate	total	proportionate	total

BALANCE
Non-current assets	18,999	7,059	1,101	543	508
Current assets	10,807	4,334	14,350	7,165	11,323

Total assets	29,806	11,393	15,451	7,708	11,831
Shareholders’ equity	24,733	9,362	2,489	1,262	1,707
Non-current liabilities	—	—	—	—	487
Current liabilities	5,073	2,031	12,962	6,446	9,637

Total shareholders’ equity and liabilities	29,806	11,393	15,451	7,708	11,831

EUR 000	2009		2008		2007

	total	proportionate	total	proportionate	total

INCOME STATEMENT
Revenues	36,165	16,324	39,192	19,596	43,578
Operating expenses	-35,855	-15,889	-35,578	-17,772	-41,709
Depreciation/amortisation	-4,529	-1,688	-140	-70	-163
Financial result	-116	-37	216	108	700
Income taxes	-319	-159	-724	-362	-373

Profit/loss for the period	-4,654	-1,449	2,966	1,500	2,033

(5) DEFERRED TAXES
The following deferred taxes were recognised for temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their relevant tax bases:

Deferred taxes

EUR 000	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007

Intangible assets	405	298	471
Property and equipment	0	0	190
Financial assets	3,750	1,199	1,411
Provisions for severance payments and accrued holidays	152	111	74
Other provisions and liabilities	327	17	15

Deferred tax assets	4,634	1,625	2,161
Financial assets	-11	0	-533
Intangible assets	-29,816	-5,559	-7,946
Marketable securities	-883	-398	-715
Cash flow hedge	-229	0	0
Depreciation of plant and equipment on a pro rata temporis basis	-285	0	0
Prepaid expenses	0	0	-85

Deferred tax liabilities	-31,224	-5,957	-9,279

Total deferred taxes	-26,590	-4,332	-7,118

of which deferred tax assets	225	256	419

of which deferred tax liabilities	-26,815	-4,588	-7,537

Calculations of deferred taxes were based on the respective local corporate tax rates in effect.

The change in deferred taxes was recorded as follows:

Change in deferred taxes

EUR 000	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007

Change in deferred taxes recognised in the income statement	407	1,023	609
Change in deferred taxes – change in tax rates	536	914	-5,302
Change due to acquisitions	-22,436	0	0
Change recorded directly in shareholders’ equity	-765	849	-69

Change in deferred taxes	-22,258	2,786	-4,762

The change in tax rates related mainly to a subsidiary in Gibraltar. In 2009, the applicable tax rate decreased from 27% to 22%, therefore, a tax benefit of EUR 536 thousand related to customer bases was recognised. In 2008, the change in tax rates also related to a subsidiary in Gibraltar. In 2008, the tax rate decreased from 33% to 27% and therefore, a tax benefit amounting to EUR 1,063 thousand relating to customer bases was recognised. Another change in corporate tax rate for the subsidiaries on Gibraltar is expected for 2011. In 2007, the change in tax rates also related to a subsidiary in Gibraltar. In 2007, the tax rate increased from 0% to 33% and therefore, a tax expense amounting to EUR 5,302 thousand relating to customer bases was recognised.

For the following items, income taxes were recognised directly in equity:

Income taxes recognised directly in equity

EUR 000	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007

Deferred income taxes
Afs- reserve (marketable securities)	-536	317	-152
Cash flow hedge	-229	0	0
Afs- reserve (financial assets available for sale)	0	532	83

Total	-765	849	-69

The income tax benefit/expense contains the following items:

Income tax benefit/expense

EUR 000	2009	2008	2007

Change in deferred taxes recognised through profit and loss	943	1,937	-4,693
Current taxes	-3,240	-1,138	-919
Prior period taxes	-1,031	0	-320

Tax expense/benefit	-3,328	799	-5,932

bwin is currently subject to a tax audit for the years 2002 to 2004 for corporation tax, value-added tax, summary returns, contributions to the chamber of commerce and capital gains tax. The item “prior period taxes” comprises of taxes in the amount of EUR 1,031 thousand (2008: nil; 2007: EUR 320 thousand) for impending charges for the years 2002 to 2008.

The following is a reconciliation between the income taxes calculated on the basis on the applicable tax rates and the amount presented in the consolidated income statement:

Differences between calculated and reported income tax

EUR 000	2009	2008	2007

Profit/loss before tax	49,464	-13,560	56,291

Calculated tax income/expense (25%)	-12,366	3,390	-14,073
Higher/lower tax expense due to different tax rates	-2,937	11,348	2,792
Deferred tax assets not recognised	12,679	-10,843	12,631
Use of tax loss carry forwards for which no deferred tax assets have been recognised	861	0	0
Impairment of goodwill	0	-2,014	-354
Change in tax rate	536	914	-5,302
Share-based payments	-1,227	-1,793	-2,344
Prior period taxes	-1,031	0	-320
Other	157	-203	1,038

Tax expense/income recognised	-3,328	799	-5,932

In total, loss carry-forwards amount to EUR 230,348 thousand (2008: EUR 203,943 thousand; 2007: EUR 120,689 thousand), for which no deferred tax assets were recognised. Of these total loss carry-forwards, an amount of EUR 215,935 thousand (2008: EUR 190,026 thousand; 2007: EUR 112,128 thousand) can be carried forward indefinitely, and an amount of EUR 14,413 thousand will expire between 2011 and 2018 (2008: EUR 13,917 thousand to expire between 2011 and 2023; 2007: EUR 8,561 thousand to expire between 2012 and 2022). Deferred taxes amounting to EUR 12,679 thousand (2008: EUR -10,843 thousand; 2007: EUR 12,631 thousand) related to loss carry-forwards and future temporary deductible differences were not recognised.

No deferred taxes were recognised for at-equity accounted investments. In total there were temporary differences in the amount of EUR 810 thousand (2008: EUR -1,770 thousand; 2007: EUR +787 thousand) that would result in deferred tax assets (+) and in deferred tax liabilities (-) amounting to EUR 230 thousand (2008: EUR -442 thousand; 2007: EUR +197 thousand), respectively.

No deferred tax assets were recognised for temporary differences between the Company’s share in the equity of its subsidiaries and their tax bases since bwin does not expect these differences to reverse within a reasonable time.

(6) INVENTORIES

The item inventories relates entirely to merchandise. Inventory write-downs due to decreased net sales prices amounting to EUR 117 thousand (2008: nil; 2007: nil) were recorded. The total cost of goods sold in the financial year was EUR 1,055 thousand (2008: EUR 361 thousand; 2007: EUR 31 thousand).

(7) RECEIVABLES, OTHER ASSETS AND PREPAID EXPENSES

Receivables, other assets and prepaid expenses

EUR 000	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007

Payment processing clearing accounts	29,477	26,706	24,120
Receivables from affiliated companies	156	18	0
Receivables from at-equity accounted companies	204	0	8,237
Receivables from marketing of German Soccer League rights	568	3,700	4,159
Trade accounts receivables	5,259	6,635	7,016
Interest and earnings in funds of funds	603	617	524
Security deposits	1,682	789	419
Receivables - commissions from sublicensing of German Soccer League rights	5,493	7,441	0
Other	12,136	2,033	6,790

Other financial assets	55,578	47,939	51,265
Balances on tax authorities’ accounts	9,324	5,776	5,463
Prepaid expenses	6,866	9,237	9,115

Other non-financial assets	16,190	15,013	14,578

Total	71,768	62,952	65,843

The item payment processing clearing accounts relates mainly to processing of Internet payments via clearing houses.

The item other receivables includes receivables from members of Executive Board of EUR 5,900 thousand (2008: nil; 2007: nil) relating to personnel related taxes. Due to the Company’s obligation to pay these taxes, a provision in the same amount was recorded (see note 12).

The item prepaid expenses relates mainly to prepaid advertising services.

(8) MARKETABLE SECURITIES

Marketable securities consist of the following items:

Marketable securities

EUR 000	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007

Fund of funds	19,504	17,746	18,867
Other investment funds	9,585	8,868	8,505
Bonds	2,630	1,505	0

Total	31,719	28,119	27,372

Shares in investment funds totalling EUR 3,000 thousand (2008: EUR 3,000 thousand; 2007: EUR 0 thousand) have been pledged as security for a bank guarantee in respect of the licence granted to BETBULL BWIN ESPAÑA S.A. since 2008.

(9) CASH AND CASH EQUIVALENTS

Cash and cash equivalents

EUR 000	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007

Cash in banks	153,109	106,341	81,574
Cash in funds of funds	6	2	6
Cash on hand	24	29	33

Total	153,139	106,372	81,613

EUR 3,038 thousand (2008: EUR 3,079 thousand; 2007: EUR 2,777 thousand) of total cash in banks served as guarantee for credit card transactions. Additionally, an amount of EUR 15,000 thousand (2008: EUR 15,000 thousand; 2007: EUR 8,000 thousand) related to a marketing agreement was deposited in a restricted account. This guarantee will be adjusted to the terms of the new contract and is expected to be increased by EUR 2,000 thousand in 2010. Furthermore, cash amounting to another EUR 3,000 thousand was pledged as security of a bank guarantee in respect of the license granted to BETBULL BWIN ESPAÑA S.A.

(10) SHAREHOLDERS’ EQUITY

The share capital reported is the nominal capital of bwin AG amounting to EUR 35,718 thousand (2008: EUR 32,731 thousand; 2007: EUR 32,685 thousand). It is divided into 35,717,696 non-par value bearer shares (2008: 32,730,718 non-par value bearer shares; 2007: 32,684,778 non-par value bearer shares). The capital increases effected in 2009 amounting to EUR 2,987 thousand relate to the exercise of options from conditional capital amounting to EUR 629 thousand and from the authorised capital amounting to EUR 58 thousand and to capital increases in connection with the acquisition of the Gioco Digitale group amounting to EUR 2,300 thousand, respectively. Issue costs recognised in equity mainly result from this capital increase.

The capital increases effected in 2008 and 2007 amounting to EUR 46 thousand and EUR 81,7 respectively related exclusively to options from conditional capital.

Additional paid-in capital includes share premiums as well as the fair value of rights acquired with share-based-payments as well as stock options granted and exercised as a result of acquisitions or under the Employee Stock Option Plan (ESOP). The appropriated capital reserve was partially released in 2008 to offset retained losses and the loss of the current period of bwin AG.

Non-controlling interests relate to interests of other shareholders in the UnitedGames group as well as to shares of other shareholders in BWIN Mexico S.A. de C.V., of which the latter are reported at a value of nil (2008: nil; 2007: nil) due to loss allocations.

(11) EMPLOYEE BENEFIT OBLIGATION

The provision for severance payments mainly relates to Austrian and Italian employees. In line with current developments, calculation of this obligation for Austrian employees was based on a retirement age of 62 years unless agreed otherwise in individual employment contracts. The calculation was also based on a discount rate of 5% (2008: 6%; 2007: 5.5%), and an annual rate of compensation increase of 4% (2008: 4%; 2007: 4%).

The following table provides a reconciliation of the changes in severance benefit obligations for the years ended 31 December 2009, 2008 and 2007:

Employee benefit obligation

EUR 000	2009	2008	2007

Defined benefit obligation (DBO) as at the beginning of the period	358	285	329
Service cost	110	45	63
Interest cost	23	15	17
Benefits paid	0	-15	-59
Actuarial losses/gains	60	5	-65
Change in the scope of consolidated financial statements	181	23	0

Defined benefit obligation (DBO) as at the beginning of the period	732	358	285

(12) OTHER PROVISIONS

As in 2008 and 2007, all other provisions were classified as current as of 31 December 2009. The following is a reconciliation of other provisions for the year ended 31 December 2009:

Other provisions

EUR 000	Balance as of 1 Jan. 2009	Change in the scope of consolidated financial statements	Use	Reversal	Additions	Balance as of 31 Dec. 2009

Taxes	1,444	2,575	-1,513	-2,836	4,673	4,343
Accrued outstanding vacation	4,199	455	-155	0	981	5,480
Legal, audit and consulting fees	1,709	1,366	-554	-126	1,060	3,455
Marketing	6,021	0	-5,201	-760	7,408	7,468
Staff-related provisions	1,845	0	-199	-512	1,855	2,989
Other	4,033	38	-3,065	-296	9,783	10,493

Total	19,251	4,434	-10,686	-4,530	25,760	34,228

Reversals of provisions are recorded in the line item in which the expense was originally recorded.

The additions to the provision for legal, audit and consulting fees mainly relates to fees for legal services in respect of administrative and legal proceedings.

Other provisions are recognised for impending risks related to credit card chargeback’s, the liability for personnel related taxes amounting to EUR 6,832 thousand (2008: nil; 2007: nil), and for commissions.

All provisions relate to items for which payment is expected in the following year.

(13) CURRENT LIABILITIES AND DEFERRED INCOME

Current liabilities and deferred income

EUR 000	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007

Liabilities due to associated companies	0	1,618	0
Trade accounts payable	26,397	29,970	35,095
Bettors’ clearing account	88,047	77,042	62,075
Liability resulting from the acquisition of the Gioco Digitale group	20,000	0	0
Liability resulting from the acquisition of the DSG Deutsche Sportwett Gesellschaft mbH	293	0	0
Liability resulting from the put-option (bwin Interactive Entertainment SA (PTY) Ltd)	120	0	0
Liabilities resulting from marketing rights	0	10,999	20,379
Payment processing clearing account	4,281	4,078	3,467
Other payroll related liabilities	2,425	546	149
Other	560	310	62

Financial liabilities	142,123	124,563	121,227
Social security related liabilities	2,143	1,451	1,079
Tax liabilities	8,072	3,501	638
Deferred income	2,782	5,162	4,621

Other non-financial liabilities	12,997	10,114	6,338

Total	155,120	134,677	127,565

Deferred income relates to betting stakes in the amount of EUR 2,598 thousand (2008: EUR 1,976 thousand; 2007: EUR 2,337 thousand) already charged to the bettor’s accounts before the reporting date (pending bets) and where the related sporting events take place after the reporting date (for the most part in January of 2010). Nil (2008: EUR 2,589 thousand; 2007: EUR 1,918 thousand) also related to prepayments by German Soccer League sublicensees.

For more detail on the liabilities resulting from the acquisition of the Gioco Digitale group AND the put-option regarding bwin Interactive Entertainment SA (PTY) Ltd. see note on acquisitions.

(14) NON-CURRENT LIABILITIES

Non-current liabilities

EUR 000	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007

Liability resulting from the acquisition of the Gioco Digitale group	5,000	0	0
Liability resulting from the acquisition of the DSG Deutsche Sportwett Gesellschaft mbH	514	0	0
Liability resulting from marketing rights	0	0	11,049
Contingent purchase price liability from acquisition of Ongame Group	0	0	2,857

Total	5,514	0	13,906

For more detail on the liabilities resulting from the acquisition of the Gioco Digitale group see note on acquisitions.

(15) NET REVENUES AND OPERATING SEGMENTS

The information on operating segments was adjusted to the new rules of IFRS 8 in 2009. IFRS 8 requires entities to identify their operating segments based on the decision making process of the entity (management approach). Management controls the Company (the Group) based on the information on the products offered (sport betting, poker, casino and games) and other services (payments, DFL). In addition, bwin e.K. is fully consolidated on a pro-forma basis within sports betting for the purpose of providing management information. Management information on the segment level mainly relates to information on the activities in the segments (number of players, gross revenues). Management of results is primarily based on the key ratios EBITDA and EBIT at Group level.

The Group operates in the segments of sports betting, poker, casinos and games. The sports betting segment comprises not only conventional sports betting, but also LIVE betting, where bwin Group plays a leading role internationally. The casino and games segment comprises roulette, blackjack and virtual games. In the poker segment, the Company offers a multiplayer poker application in the field of B2C and B2B. In addition to these segments, the bwin Group extended its marketing portfolio by acquiring the international rights to market the games of the first and second divisions of the German Soccer League in 2006. Additionally, since 2008, bwin Group has been developing and offering services related to the clearing of payments (“Payment Service Providing”). Since these segments are not part of the Group’s core business and due to lack of significance, they are combined and reported in other segments.

In 2009, information on operating segments was provided based on the management approach and the 2007 and 2008 figures were adjusted accordingly.

2009

EUR 000	Poker	Casino & Games	Sports betting	Other Segments (DFL and payments)	Total	Consolidation	Elimination bwin e.K.	Group total

Betting turnover	—	—	3,052,004	—	3,052,004	—	-9	3,051,995
Customer winnings	—	—	-2,825,688	—	-2,825,688	—	—	-2,825,688
Segment gross revenues	118,779	101,544	226,316	—	446,640	—	-9	446,631

Sales commissions	—	—	—	—	—	—	-18,929	-18,929
Customer bonuses (incl. loyalty programs, net of inactivity and deposit fee)	-17,811	-3,339	-21,500	—	-42,651	—	2,097	-40,554

Segment net revenues	100,968	98,205	204,816	—	403,989	—	-16,841	387,148

Other operating income

From transactions with external customers	12,416	2,050	5,507	844	20,817		6,061	26,878
From transactions with other segments	16,081	4,696	9,914	7,683	38,374	-38,374	—	—

Segment revenues	129,465	104,951	220,237	8,527	463,180	-38,374	-10,780	414,026

Cost of sales	-8,049	-481	-4,306	—	-12,836	—	—	-12,836

Gross profit	121,416	104,470	215,931	8,527	450,344	-38,374	-10,780	401,190

Segment expenses	-102,726	-77,505	-179,517	1,295	-358,451	38,374	8,318	-311,761

Segment EBITDA	18,690	26,965	36,414	9,822	91,891	—	-2,462	89,429

Depreciation and amortisation	-13,895	-5,007	-10,810	-10,942	-40,654	—	97	-40,557
Impairments	—	—	—	—	—	—	—	—
Reversals of impairment charges	—	—	—	—	—	—	—	—

Segment EBIT	4,795	21,958	25,604	-1,120	51,237	—	-2,365	48,872

Segment non-current assets	167,761	18,623	41,396	7,205	234,983	—	1,265	236,250

2008

EUR 000	Poker	Casino & Games	Sports betting	Other Segments (DFL and payments)	Total	Consol entries	Elimination bwin e.K.	Group total

Betting turnover	—	—	2,927,421	—	2,927,421	—	-11	2,927,410
Customer winnings	—	—	-2,692,056	—	-2,692,056	—	—	-2,692,056
Segment gross revenues	94,230	91,256	235,365	—	420,851	—	-11	420,840

Sales commissions	—	—	—	—	—	—	-38,265	-38,265
Customer bonuses (incl. loyalty programs, net of inactivity and deposit fee)	-11,023	-1,074	-24,204	—	-36,301	—	5,833	-30,468

Segment net revenues	83,207	90,182	211,161	—	384,550	—	-32,443	352,107

Other operating income
From transactions with external customers	9,668	877	3,933	20,763	33,487		10,579	44,066
From transactions with other segments	—	—	—	5,545	5,545	-5,545	—	—

Segment revenues	92,875	89,305	215,094	26,308	423,582	-5,545	-21,864	396,173

Cost of sales	-602	-538	-4,192	—	-5,333	—	—	-5,333

Gross profit	92,273	88,767	210,902	26,308	418,249	-5,545	-21,864	390,840

Segment expenses	-96,136	-74,056	-194,900	-5,129	-370,222	5,545	16,524	-348,153

Segment EBITDA	-3,863	14,711	16,002	21,179	48,028	—	-5,339	42,688

Depreciation and amortisation	-8,357	-6,352	-15,494	-19,793	-49,996	—	140	-49,856
Impairments	-12,103	-1,222	—	—	-13,325	—	—	-13,325
Reduction in contingent purchase price	2,007	604	—	—	2,611	—	—	2,611

Segment EBIT	-22,316	7,741	507	1,385	-12,683	—	-5,199	-17,882

Segment non-current assets	38,904	11,835	22,939	14,032	87,711	—	3,797	91,509

2007

EUR 000	Poker	Casino & Games	Sports betting	Other Segments (DFL and payments)	Total	Elimination bwin e.K.	Group total

Betting turnover	—		2,227,202	—		-12	2,927,410
Customer winnings	—		-2,032,889	—		—	-2,692,056
Segment gross revenues	82,506	76,720	194,313	—	353,539	-12	353,527

Sales commissions	—	—	—	—	—	-37,484	-37,484
Customer bonuses (incl. loyalty programs, net of inactivity and deposit fee)	-6,262	603	-18,344	—	-24,003	5,118	-18,885

Segment net revenues	76,244	77,323	175,969	—	329,536	-32,378	297,159

Other operating income
From transactions with external customers	526	-292	6,600	25,692	32,527	10,006	42,532
From transactions with other segments	—	—	—	—	—	—	—

Segment revenues	76,770	77,031	182,569	25,692	362,063	-22,372	339,691

Cost of sales	—	-627	-3,944	—	-4,571	—	-4,571

Gross profit	76,770	76,404	178,625	25,692	357,492	-22,372	335,120

Segment expenses	-75,120	-60,203	-172,364	-6,281	-313,969	20,448	-293,521

Segment EBITDA	1,650	16,201	6,261	19,411	43,523	-1,924	41,599

Depreciation and amortisation	-11,227	-5,446	-13,039	-19,349	-49,061	311	-48,750
Impairments	-6,015	-1,553	-1,570	—	-9,138	—	-9,138
Reduction in contingent purchase price	52,314	15,748	—	—	68,062	—	68,062

Segment EBIT	36,722	24,950	-8,347	62	53,387	-1,612	51,773

Segment non-current assets	50,129	14,661	29,529	29,024	123,343	1,069	124,412

Information on regions
Information on regions is based on location of the players and is presented on a pro forma consolidated basis:

	Net revenues			Segment non-current assets

Region	2009	2008	2007	2009	2008	2007

Germany	102,621	91,454	86,810	26,721	28,443	45,294
Greece	44,807	45,135	33,443	9,878	10,164	12,484
Italy	48,488	26,661	22,376	156,215	6,571	7,813
France	27,090	24,544	20,079	5,988	5,543	7,542
Spain	26,267	26,091	22,599	5,820	5,881	8,438
Other regions	137,875	138,222	111,852	30,361	31,110	41,772
Total	387,148	352,107	297,159	234,983	87,711	123,343

(16) OTHER OPERATING INCOME

Other operating income

EUR 000	2009	2008	2007

Revenues from sublicensing of German soccer league marketing rights	14,554	29,267	28,790
Income from consulting services	6,696	11,376	10,627
Income from fees charged	891	763	9
Income from receivables from affiliated companies	91	0	0
Other	4,646	2,660	3,106

Total	26,878	44,066	42,532

(17) COST OF SALES

Cost of sales represents amounts expensed in relation to gaming duties.

(18) EXPENSES FOR SERVICES RECEIVED

Expenses for services received

EUR 000	2009	2008	2007

Services provided by third parties	24,169	30,312	16,711
Internet data line, internet charges	2,081	2,380	5,709
Calculation of betting odds	4,212	4,003	3,874
Information services	1,251	2,472	1,499
Commissions	684	641	0
Gaming Software Licence Fees	6,572	6,102	5,561
Other	892	815	684

Total	39,861	46,725	34,038

(19) PERSONNEL EXPENSES

Personnel expenses

EUR 000	2009	2008	2007

Salaries	66,330	61,020	46,405
Expenses for compulsory social security and payroll-related taxes and contributions	18,286	15,233	11,355
Share-based payments	8,048	14,181	16,889
Expenses for severance payments and contributions to severance payment funds	2,625	2,143	1,603
Other social benefits	1,606	1,824	1,238

Total	96,895	94,400	77,491
Less own work capitalised	-14,311	-9,170	-4,250

Total	82,584	85,230	73,241

In 2009, the Company paid EUR 620 thousand (2008: EUR 479 thousand; 2007: EUR 310 thousand) to the severance payment fund (VBV-Mitarbeitervorsorgekasse AG).

The number of employees is shown below:

Number of employees

	Reporting date			Average

	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007	2009	2008	2007

Employees	1,526	1,358	1,081	1,442	1,280	981
Freelance workers	44	51	63	48	59	68

Total	1,570	1,409	1,144	1,490	1,339	1,049

(20) MARKETING EXPENSES

Marketing expenses

EUR 000	2009	2008	2007

Offline advertising	19,804	43,566	28,489
Sponsoring	37,607	37,701	37,702
Online advertising	32,517	35,100	26,371
Other	9,038	7,167	5,912
Brand Management	37	13	0

Total	99,004	123,547	98,473

(21) OTHER OPERATING EXPENSES

Other operating expenses

EUR 000	2009	2008	2007

Bank charges	26,530	25,165	22,857
Legal, audit and consulting fees	17,604	19,910	27,616
Travel and communication expenses	7,916	8,303	6,539
Office expenses and personnel leasing	1,091	2,715	2,347
Foreign exchange	-627	1,659	-511
Rental and leasing expenses	11,747	9,575	7,323
Expenses attributable to office operations incl. software maintenance	6,336	5,522	4,357
License fees	1,839	2,765	1,650
Investor relations	242	164	165
Bad debt expense	613	674	304
Non-income taxes	470	1,044	434
Other	16,551	15,155	14,688

Total	90,312	92,651	87,769

In 2009, expenses for the auditor amounted to EUR 346 thousand, of which EUR 308 thousand (of which EUR 18 thousand relate to previous periods) relate to the audit of the consolidated financial statements (including the audit of the individual financial statements of affiliated entities) and EUR 38 thousand related to other services.

(22) DEPRECIATION, AMORTISATION, IMPAIRMENTS AND REDUCTION IN CONTINGENT PURCHASE PRICE

Depreciation/amortisation, impairments and reversals are composed of the following:

Depreciation, amortisation, impairments and reversals and reduction in contingent purchase price

EUR 000	2009	2008	2007

Depreciation and amortisation of
Software	9,501	10,155	8,656
Licenses	542	230	217
Customer bases	10,626	9,547	10,984
Marketing rights	9,675	19,349	19,349
Plant and equipment	10,213	10,573	9,544

	40,557	49,856	48,750
Impairment charges for
Brand names	—	6,132	1,568
Operating and office equipment	—	—	620
Customer bases	—	—	4,114
Goodwill	—	7,194	2,836

	—	13,326	9,138
Reduction in contingent purchase price	—	-2,611	-68,062

Total	40,557	60,570	-10,174

bwin carried out an impairment test of all CGUs of the Ongame Group and Gioco Digitale Group since intangible assets with indefinite useful lives had been allocated to these

CGUs. This impairment test was based on the determination of the recoverable amount at the respective reporting dates by means of the five-year medium-term business plan for the subgroups. This business plan was based on past experience and management’s best possible estimates of future developments.

For the purpose of determining the recoverable amount of each CGU, bwin estimated the cash inflows for a planning period of five years (detailed planning period) and beyond the five year period based on residual growth rates which 2009 was estimated to be 2.0% (2008: 2.0%; 2007: 2.0%)

The value in use of the CGUs was determined using the discounted cash flow method with a discount rate after tax of 14% (2008: 15%; 2007: 15%). The impairment recognised was determined by comparing the value in use to the carrying amounts of the intangible assets as well as plant and equipment attributable to the CGUs. The CGUs of the Ongame Group and of Gioco Digitale Group are defined by their product segments (sports betting, poker, casino and games) and differentiated by the geographical regions.

In 2009, the impairment testing did not result in any impairment charges. An increase in the discount rate of 1% and a decrease in the growth rate of 1% would not have resulted in impairment charges, either.

For the purpose of determining the recoverable amount of the CGUs of Gioco Digitale group, bwin assumed a yearly growth rate (CAGR) of 6.4% of gross revenues as well as a yearly growth rate (CAGR) of 22.5% of the contribution to net income for the detailed planning period beyond the budgeted period. Additionally, bwin based the calculation on the assumption that further products (in addition to online-poker and sport betting) will be admitted in Italy in the first half-year of 2010.

In 2008, the impairment testing resulted in impairment charges of EUR 13,325 thousand, of which an amount of EUR 7,193 thousand related to goodwill allocated to the “CGU poker /Europe, rest of the world resulting from the acquisition of the Ongame group”, an amount of EUR 4,910 thousand related to the brand name allocated to this CGU and an amount of EUR 1,222 thousand related to the brand name allocated to the “CGU Casino/Europe, rest of the world resulting from the acquisition of the Ongame group”. If the discount rate had been increased by 1% or the growth rate had been decreased by 1%, the impairment charges would have increased by EUR 3,198 thousand and EUR 1,765 thousand, respectively.

There was a reduction in the contingent purchase price in respect of the Ongame acquisition (see note “Acquisitions”), where the Company recorded a gain amounting to EUR 2,611 thousand in 2008 and EUR 68,062 thousand in 2007..

In 2007, an impairment charge of all CGU’s of the Ongame Group of EUR 7,568 thousand resulting from the impairment test was recorded. Of the total charge, EUR 6,015 thousand related to the Poker/Canada CGU (thereof EUR 1,266 thousand related to goodwill and EUR 1,174 thousand related to brand names) and EUR 1,553 thousand related to the Casino/Canada CGU (thereof EUR 0 thousand related to goodwill and EUR 394 thousand related to brand names). The remaining impairment charge relates to the impairment of goodwill resulting from the acquisition of DoubleM Media GmbH. If the discount rate had been increased by 1% or the growth rate had been decreased by 1%, the impairment charges would have increased by EUR 1,255 thousand and EUR 770 thousand, respectively.

Due to the renegotiated agreement in respect of the contingent purchase price liability from the Ongame acquisition, the Company recorded a gain amounting EUR 68,062 thousand in 2007.

(23) FINANCIAL RESULT

Financial result

EUR 000	2009	2008	2007

Income from
interest and related income	940	2,776	1,312
interest from financial investments	560	399	319
disposal of marketable securities	0	0	47
reversal of interest on contingent purchase price liability	0	246	6,409
Effects of consolidation	0	0	216
fair value changes of marketable securities	8	0	0

Financial income	1,508	3,421	8,303
Expenses on
impairments of other loans	0	-1,306	0
impairments of current marketable securities	0	-199	-4
interest and other expenses*	-63	-836	-1,526
interest on contingent purchase price liability	0	0	-3,594

Financial expenses	-63	-2,341	-5,124

Financial result	1,444	1,080	3,179

*) Mainly calculated interest expense from liabilities from marketing rights.

The financial result includes the following items:

2009	Net gains/losses

EUR 000	Impairment	Other *	Interest income	Interest expense	Other	Total

From cash and cash equivalents	0	0	940	-6	0	934
From loans and receivables	0	0	225	0	0	225
From marketable securities available for sale	0	0	335	0	8	343
From liabilities at amortised cost	0	0	0	-58	0	-58
Total Financial result	0	0	1,500	-64	8	1,444

2008	Net gains/losses

EUR 000	Impairment	Other *	Interest income	Interest expense	Other	Total

From cash and cash equivalents	0	0	2,776	-37	0	2,739
From loans and receivables	0	0	167	0	0	167
From marketable securities available for sale	-1,505	0	232	0	0	-1,273
From liabilities at amortised cost	0	0	0	-799	0	-799
Other	0	0	246	0	0	246
Total Financial result	-1,505	0	3,421	-836	0	1,080

2007	Net gains/losses

EUR 000	Impairment	Other *	Interest income	Interest expense	Other	Total

From cash and cash equivalents	0	0	1,250	0	0	1,250
From loans and receivables	0	0	62	0	0	62
From marketable securities available for sale	-4	47	319	0	0	362
From liabilities at amortised cost	0	0	0	-5,120	0	-5,120
Other	0	0	6,409	0	216	6,625
Total Financial result	-4	47	8,040	-5,120	216	3,179

*) Other net gains/losses comprise in particular gains/losses from fair value adjustments and from disposal.

(24) EARNINGS PER SHARE

Basic earnings per share was calculated on the basis of the weighted average of ordinary shares outstanding during the financial year. For the purpose of calculating diluted earnings per share, the weighted average was adjusted for potentially dilutive shares.

The following table is a reconciliation of the number of ordinary shares outstanding:

Reconciliation of the number of ordinary shares outstanding

Units

Outstanding capital 31 December 2006	32,382,794

Capital increase 4 May 2007	15,043
Capital increase 30 May 2007	56,433
Capital increase 7 September 2007	3,135
Transfer of treasury shares 30 September 2007	66,668
Capital increase 30 November 2007	7,119
Outstanding capital 31 December 2007	32,531,192

Capital increase 2 May 2008	11,726
Capital increase 29 May 2008	22,064
Capital increase 4 September 2008	10,195
Capital increase 4 December 2008	1,955
Outstanding capital 31 December 2008	32,577,132

Capital increase 1 May 2009	112,344
Capital increase 29 May 2009	157,801
Capital increase 18 June 2009	10,000
Capital increase 4 September 2009	58,895
Capital increase 31 October 2009	2,348,000
Capital increase 4 December 2009	299,938
Outstanding capital 31 December 2009	35,564,110
Treasury shares	153,586

Share capital reported 31 December 2009	35,717,696
Share capital reported 31 December 2008	32,730,718
Share capital reported 31 December 2007	32,684,778
Weighted average shares outstanding 2009	33,184,619
Weighted average shares outstanding 2008	32,555,462
Weighted average shares outstanding 2007	32,444,364

At the reporting date, share capital amounting to EUR 35,088,718 was registered in the companies’ register. Capital increases from conditional capital effected in 2009 became effective with issue of the respective share certificates, but will be registered with the companies’ register only in the following fiscal year. Capital increases from authorised capital are registered in the companies’ register.

The number of potentially dilutive shares in 2009 was 1,594,545 (2008: 127,447; 2007: 899,984) shares due to granted options (see “Options”). Diluted earnings per share were therefore calculated on the basis of 34,779,164 (2008: 32,682,909; 2007: 33,344,384) shares outstanding.

NOTES TO THE CASH FLOW STATEMENT

Cash and cash equivalents presented in the cash flow statement only include the balance-sheet item cash and cash equivalents. The cash flow statement was prepared using the indirect method and is presented in a separate statement. Note (9) contains details about the composition of the cash and cash equivalents fund. Interest payments and dividends received were allocated to operating activities.

2009
In 2009, bwin acquired Gioco Digitale group, United Games and DSG Deutsche Sportwett Gesellschaft mbH. The item “payments for acquisition of subsidiaries” include the portions of the purchase price already paid in 2009 amounting to EUR 32,083 thousand (including incidental costs of EUR 3,404 thousand) less cash and cash equivalents acquired amounting to EUR 16,938 thousand.

In 2009, an amount of EUR -11,054 thousand for the repayment of the liability from the purchase of marketing rights (for the total liability see note (13)), which had been eliminated as a non-cash transaction in previous years, was included in payments for the acquisition of assets (net cash flow from investing activities).

2008
In 2008, the derecognition of the contingent purchase price liability amounting to EUR 2,611 thousand was eliminated from the consolidated cash flow statement as a non-cash transaction. An amount of EUR -19,676 thousand for repayment of the liability from the purchase of marketing rights (for the liability see notes (13) and (14) eliminated as a non-cash transaction in previous years, was included in payments from the acquisition of assets (net cash from investing activities).

2007
In 2007, the reduction in the contingent purchase price liability of EUR 68,063 thousand was eliminated from the cash flow as a non-cash transaction. The repayment of the liability resulting from the acquisition of the marketing rights amounting to EUR 19,088 thousand was included in the cash flow from investing activities in 2007.

Cash flows from the acquisition of subsidiaries in 2007 include the purchase price already paid (EUR 32 thousand) less cash and cash equivalents acquired (EUR 88 thousand).

OTHER INFORMATION

1. FINANCIAL INSTRUMENTS

Fair value of financial instruments
Cash and cash equivalents, trade accounts receivable and payable as well as receivables and liabilities due to and due from related parties have maturities of less than one year and their carrying amounts approximate their fair values. The fair values of marketable securities available for sale and marketable securities recognised at fair value through profit or loss are mainly based on the relevant market prices. The fair values of non-current financial liabilities are based on the present values of the anticipated future payments discounted at the current interest rate at which the Company estimates that comparable financial instruments could be obtained. The fair values of other non-current receivables with maturities of more than one year correspond to the present values of the cash flows derived from the assets, taking into account the current interest rate parameters that reflect market- and partner-based changes to terms, conditions and expectations.

Investments in affiliated companies include unquoted equity instruments such as investments in companies not consolidated, and are measured at cost. These equity instruments are not recorded at fair value, since a fair value cannot be reliably determined due to the absence of an active market. They are therefore carried at cost less impairment charges. The amount of the impairment is calculated as the difference between the carrying amount of the financial asset and the present value of future cash flows, discounted at the current market yield on a comparable financial asset.

The following table shows the carrying amounts and fair values of the financial instruments by type of financial assets and financial liabilities:

EUR 000	Carrying amount 31 Dec. 2009	Fair value 31 Dec. 2009	Carrying amount 31 Dec. 2008	Fair value 31 Dec. 2008	Carrying amount 31 Dec. 2007	Fair value 31 Dec. 2007

Financial assets
Cash and cash equivalents	153,139	153,139	106,372	106,372	81,613	81,613

Loans and receivables
Receivables and other financial assets	54,706	54,706	47,939	47,939	51,265	51,265

Financial assets available for sale
Carried at cost
Investments in subsidiaries not consolidated*	228	228	92	92	92	92

Carried at fair value
Other investments	0	0	1,938	1,938	4,786	4,786
Current marketable securities	31,719	31,719	28,119	28,119	27,372	27,372

Total	31,947	31,947	30,149	30,149	32,250	32,250

Financial assets resulting from cash flow hedges
Forward exchange contracts	872	872	0	0	0	0

Total	240,664	240,664	184,460	184,460	165,128	165,128

EUR 000	Carrying amount 31 Dec. 2009	Fair value 31 Dec. 2009	Carrying amount 31 Dec. 2008	Fair value 31 Dec. 2008	Carrying amount 31 Dec. 2007	Fair value 31 Dec. 2007

Carried at cost
Current liabilities	142,124	142,124	124,563	124,563	121,227	121,227
Non-current liabilities	5,513	5,513	0	0	13,906	13,853

Total	147,637	147,637	124,563	124,563	135,133	135,080

*) The fair value of investments in not consolidated subsidiaries is not calculated due to the fact that they are insignificant and do not have quoted stock prices; therefore the carrying amount represents the fair value.

Financial risk management

Overview
bwin is exposed to credit risks, market risks (interest and foreign currency exchange rate risks) as well as liquidity risks in the management of its financial assets and liabilities.

Credit risks
Credit risk is the risk of a financial loss if a customer or contracting partner fails to fulfill his or her contractual obligations. The maximum exposure to the credit risk corresponds to the carrying amount of the respective items and further credit risks from guarantees (see item 4.)

Loans and receivables
The Company’s credit risk mainly relates to loans and receivables (payment processing clearing accounts (payment service providers), receivables from marketing of German Soccer League rights, receivables from at-equity accounted companies) and is largely defined by the individual characteristics of each customer. To control the credit risk of payment service providers, the Company only does business with those that have first-class ratings or are of excellent financial standing.

The creditworthiness of each new customer is analysed individually in respect to the payment processing with customers. The risk of default in credit card payments of customers is monitored continuously by means of credit enquiries, credit limits and routine controls. The loss of an individual customer would not have a major impact on the consolidated financial statements due to the large number of customers (low concentration of risk). Generally, the Company does not ask for securities.

The following table shows the aging of loans and receivables and bad debt allowance recognised as of 31 December 2009, 2008 and 2007.

Aging of loans and receivables and bad debt allowance

EUR 000	Gross 31 Dec 2009	Bad debt allowance 31 Dec 2009	Gross 31 Dec 2008	Bad debt allowance 31 Dec 2008	Gross 31 Dec 2007	Bad debt allowance 31 Dec 2007

Not yet due	46,279	0	37,493	0	47,109	0
0–90 days overdue	1,653	0	8,581	-484	2,321	-133
91–180 days overdue	911	0	923	-65	1,819	-71
181–360 days overdue	3,508	-129	1,563	-785	177	-23
More than one year overdue	4,856	-2,372	2,839	-2,126	1,263	-1,198

Total	57,207	-2,501	51,399	-3,460	52,689	-1,425
Total net		54,706		47,938		51,264
Change in bad debt allowance recognised through profit and loss		959		-2,036		795

The Company analyses its receivables individually with respect to various risks and records allowances if necessary.

Of the total amount of bad debt allowance recorded, EUR 1,432 thousand (2008: EUR 1,851 thousand; 2007: EUR 1,154 thousand) relate to receivables from payment service providers, and EUR 1,069 thousand (2008: EUR 818 thousand; 2007: EUR 270 thousand) to receivables from the marketing of German Soccer League rights.

For a breakdown of loans and receivables by debtors, see note (7).

Financial assets and marketable securities
There are no overdue financial assets and marketable securities. There is no collateral in respect of financial assets and marketable securities.

For a breakdown of financial assets and securities by type, see note (3).

Market risks
Market risk is defined as the risk that changes in market prices, such as foreign exchange rates and interest rates will have an effect on the Company’s earnings by affecting the fair value of or future cash flows derived from the financial instruments held by the Company. The risk management of bwin Group is also aimed at monitoring and controlling these risks.

Interest rate risk
The interest rates of the financial assets and liabilities are as follows:

Interest-bearing financial assets (cash at banks and marketable securities)

EUR 000	Carrying amount as of 31 Dec. 2009	Carrying amount as of 31 Dec. 2008	Carrying amount as of 31 Dec. 2007

Fixed interest rate instruments	46,941	40,513	52,579
Variable interest rate instruments	137,887	93,947	56,367

Total	184,828	134,460	108,946

Interest bearing debt

EUR 000	Interest rate	Carrying amount as of 31 Dec. 2009	Carrying amount as of 31 Dec. 2008	Carrying amount as of 31 Dec. 2007

Fixed rate instruments

liabilities from marketing rights	4.00%	0	10,999	31,428
		0	10,999	31,428
Variable rate instruments
liabilities resulting from acquisitions	1.25%	807	0	0
liabilities resulting from acquisitions	6.48%	0	0	2,857
		807	0	2,857

Total		807	10,999	34,285

Sensitivity analysis of fixed interest rate financial instruments
Since the Company has not designated fixed interest rate financial assets or liabilities as “at fair value through profit or loss”, changes in interest rates would not have any effect on the Company’s income or loss for the year, nor on the Shareholders’ equity.

Sensitivity analysis for variable interest rate financial instruments
Since the Company holds variable interest rate financial assets or liabilities, changes in interest rates would have an effect on the Company’s income or loss for the year. The Company is therefore exposed to interest rate risk. Based on the balances of cash in banks as of the reporting date, changes in interest rates could have the following effects on the income/loss for the period:

Sensitivity analysis for variable interest rate financial instruments

EUR 000	2009	2008	2007

Increase in interest rate by 1%	1,088	673	290
Decrease in interest rate by 1%	-96	-489	-290

Exchange rate risk
The following financial assets and liabilities were exposed to a foreign exchange rate risk:

31 December 2009

	Carrying amount in EUR 000

	CZK	USD	DKK	GBP	EUR	Other	Total

Financial assets
Cash in banks	6,848	777	6,148	2,643	6,009	2,997	25,422
Payment processing clearing account	447	11,096	397	458	0	2,082	14,480

Financial liabilities
Clearing accounts bettors	-1,334	-33,143	-1,187	-1,367	0	-6,218	-43,249

Net exposure	5,961	-21,270	5,358	1,734	6,009	-1,139	-3,347

31 December 2008

	Carrying amount in EUR 000

	CHF	USD	DKK	GBP	EUR	Other	Total

Financial assets
Cash in banks	1,544	2,390	1,353	1,611	2,213	1,710	10,821
Payment processing clearing account	669	2,684	745	489	0	3,182	7,769

Financial liabilities
Clearing accounts bettors	-1,152	-35,238	-1,284	-842	0	-5,484	-44,000

Net exposure	1,061	-30,164	814	1,258	2,213	-592	-25,410

31 December 2007

	Carrying amount in EUR 000 (adjusted)

	CHF	USD	DKK	GBP	EUR	Other	Total

Financial assets
Cash in banks	1,059	1,018	1,219	1,141	843	1,184	6,464
Payment processing clearing account	563	5,864	594	475	0	2,692	10,188

Financial liabilities
Clearing accounts bettors	-852	-32,810	-898	-719	0	-4,069	-39,348

Net exposure	770	-25,928	915	897	843	-193	-22,696

Sensitivity analysis of the effects of changes in foreign exchange rates on the income/loss for the period

EUR 000	CZK	USD	DKK	GBP	EUR	other	total

10% increase EUR	-596	2,127	-536	-173	-601	114	335
10% decrease EUR	596	-2,127	536	173	601	-114	-335

See section “Foreign currency translation” for average exchange rates and those effective as of the reporting dates.

The exchange rate gains and losses recognised in respect of receivables and liabilities, recorded in other operating income and expense are shown in the following table:

Exchange gains and losses
EUR 000	2009	2008	2007

Exchange rate gains (21)	14,123	9,613	3,098
Exchange rate losses (21)	-13,496	-11,272	-2,587

Total losses/gains	627	-1,659	511

In order to mitigate the risk of exchange rate losses, since 2009 bwin hedges, by means of forward contracts, the future cash flows in Euro from subsidiaries with functional currencies other than the Euro. The hedging volume amounts to 70% of the expected cash flows. The transactions represent intragroup cash flows, for which hedge accounting in general would not be applicable. However, the foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss.

The anticipated effects of these forward contracts on cash flows as well as on the result for the year are as of 31 December 2009 as follows:

31 December 2009

EUR 000	Carrying amount (fair value)	Contractually agreed cash flow	Within 6 months	Within one year	One to two years	More than two years

Financial assets from cash flow hedges
Forward exchange contracts	872	881	566	315	0	0

Liquidity risk
The liquidity risk is the risk that the Company may be unable to meet its financial obligations on the due date, or be unable to realise its investments. The purpose of the risk management of bwin Group is to create sufficient liquidity to enable the Group to meet its liabilities as they become due under both normal and difficult conditions. The liquidity risk is assessed as low due to the fact that the Company has sufficient liquidity.

Exposure to liquidity risk

The following table sets out the maturities of financial liabilities:

31 December 2009

EUR 000	Carrying amount (fair value)	Contractually agreed cash flow	Less than one year	One to two years	Two to five years	More than five years

Originated financial liabilities
Short-term liabilities	142,124	142,124	142,124	0	0	0
Long-term liabilities	5,513	5,513	0	5,293	220	0

Total	147,637	147,637	142,124	5,293	220	0

31 December 2008

EUR 000	Carrying amount (fair value)	Contractually agreed cash flow	Less than one year	One to two years	Two to five years	More than five years

Originated financial liabilities
Short-term liabilities	124,563	124,563	124,563	0	0	0

Total	124,563	124,563	124,563	0	0	0

31 December 2007

EUR 000	Carrying amount (fair value)	Contractually agreed cash flow	Less than one year	One to two years	Two to five years	More than five years

Originated financial liabilities
Short-term liabilities	121,227	121,227	121,227	0	0	0
Long-term liabilities	13,906	13,906	0	13,906	0	0

Total	135,133	135,133	121,227	13,906	0	0

Anticipated cash flows are not expected to deviate from contracted cash flows.

Fair-value hierarchy of financial instruments

The following table shows financial instruments measured at fair value based on a three-level fair value hierarchy that reflects the significance of the inputs in such fair value measurements:

          Level 1: Fair values measured using quoted prices (unadjusted) in active markets for identical instruments.
          Level 2: Fair values measured using directly or indirectly observable inputs, other than those included in Level 1.
          Level 3: Fair values measured using inputs that are not based on observable market data.

Financial assets In EUR 000	Level 1	Level 2	Level 3	Total

Assets available for sale
Measured at fair value marketable securities, current	31,719	0	0	31,719

Financial assets from cash flow hedges
Forward exchange contracts	0	872	0	872

Total	31,719	872	0	32,591

Funding sources
In addition to other central functions, bwin also carries out a financing function for bwin Group, though in principle the Group’s operational cash flow is an internal financing source providing sufficient liquidity to enable the Group to meet its operational payment obligations. The Austrian capital market is an external source of financing used primarily for major acquisitions, though in the past the bwin Group’s main source of financing has been equity.

2. CAPITAL MANAGEMENT

Management strives to balance growth and return to shareholders by primarily focusing on profitable growth and aims to maintain a strong capital base in order to retain the confidence of investors, creditors and the market and ensure the sustainable development of the Company in the future.

The Company manages its capital to ensure that group entities will be able to continue as a going concern while maximizing the return to stakeholders by optimizing of the entities’ debt and equity balances. The distribution of dividends is not the primary objective of the Company; the primary objective is a sustained increase in the shareholder value.

Currently, the management of the Company is committed to optimizing the networking capital, which is essentially defined as liquidity (cash and cash equivalents and marketable securities) in relation to liabilities to bettors to provide the Company with liquidity to the maximum extent possible to sustain the Company’s growth. In the years 2009, 2008 and 2007, this ratio was as follows:

Net working capital

EUR 000	2009	2008	2007

Cash and cash equivalents	153,139	106,372	81,613
Marketable securities	31,719	28,119	27,372
less liabilities to bettors	-88,047	-77,042	-62,075

Total	96,811	57,449	46,910

Except for the FSA licensed subsidiaries of bwin group, no other group companies are subject to externally imposed capital requirements.

3. RELATED PARTY TRANSACTIONS

Related parties in accordance with IAS 24 are the directors of the Company, non-consolidated subsidiaries as well as at-equity accounted companies. No significant transactions other than those reported were effected with these related parties. The following officers and directors were members of the Company’s Executive and Supervisory Boards during the current year and at the time the consolidated financial statements were prepared:

Members of the Executive Board:	Manfred Bodner
Norbert Teufelberger

Members of the Supervisory Board:	Hannes Androsch (Chairman)
Alexander Knotek (Deputy Chairman)
Helmut Kern
Georg Riedl
Herbert Schweiger
Per Afrell

The following table contains disclosures about the members of the Executive Board:

2009

EUR 000	Manfred Bodner	Norbert Teufelberger

Fixed salaries	550	550
Variable salaries	0	0
Remuneration in kind	0	0

Total	550	550

2008

EUR 000	Manfred Bodner	Norbert Teufelberger

Fixed salaries	550	550
Variable salaries	0	0
Remuneration in kind	0	0

Total	550	550

2007

EUR 000	Manfred Bodner	Norbert Teufelberger	Marlon van der Goes *

Fixed salaries	348	348	71
Variable salaries	200	200	50
Remuneration in kind	0	0	4

Total	548	548	125

*) until 10 May 2007

Cash expenses relating to the remuneration of the members of the Executive Board (including variable and performance based components) totaled EUR 1,100 thousand in the current year (2008: EUR 1,100 thousand; 2007: EUR 1,221 thousand). For information on share based payments, see note (5). The members of the Executive Board directly or indirectly hold a total of 5.6% (2008: 8%; 2007: 8%) of the parent company’s share capital. Due to existing contractual obligations, two Executive Board members were each reimbursed for the bail imposed by a court in 2006 in the amount of EUR 300 thousand. Against the background of pending proceedings, the Company has recognised this amount as a receivable.

Members of the Executive and Supervisory Boards who exercised a considerable influence on the financial and business policies of the Group in the course of their activities with bwin Group also exercised a considerable influence over the business policies of other companies. As a result of the acquisition of the Ongame Group, a member of the Supervisory Board had a claim in the amount of EUR 9,051 thousand against the Company, which was derecognised due to the subsequent reduction in the unpaid portion of the purchase price in 2007. In 2009, the Company concluded service agreements with two entities, each with a managing director who is also a member of the Company’s Supervisory Board. Following these agreements, expenses for consulting amounting to EUR 703 thousand (2008: EUR 459 thousand; 2007: EUR 93 thousand) and liabilities of EUR 2 thousand (2008: EUR 28 thousand; 2007: EUR 9 thousand) were recorded as of 31 December 2009. A provision of EUR 233 thousand (2008: EUR 245 thousand; 2007: EUR 262 thousand) was recorded for the remuneration of Supervisory Board members. For information on share-based payments, see note (5). Regarding present receivables, see note (7).

Services provided under the terms of a cooperation and service contract and commissions are invoiced to bwin e.K., an at-equity accounted company. In 2009, a total of EUR 23,186 thousand (2008: EUR 44,468 thousand; 2007: EUR 42,959 thousand) was charged. For expenses related to the cooperation, the Company charged EUR 5,928 thousand (2008: EUR 10,520 thousand; 2007: EUR 8,710 thousand) to bwin e.K.. bwin e.K. charged EUR 853 thousand (2008: EUR 0 thousand; 2007: EUR 0 thousand). Receivables as of the reporting date totaled EUR 204 thousand (2008: liabilities amounting to EUR 1,659 thousand; 2007: receivables amounting to EUR 7,992 thousand). These liabilities are current in term and payment terms are based on the Companies’ general payment conditions.

In 2009, bwin exercised an option and a right for conversion under a convertible bond to increase its investment in Betbull Holding SE to 36.98%. Therefore, Betbull Holding SE is at-equity accounted in the consolidated financial statement. As of 31 December 2009, there are no receivables from or liabilities due to this at-equity accounted company. bwin has guaranteed in a total amount of EUR 9,600 thousand for an entity within Betbull group (see also “Other obligations”). As of 31 December 2009, loan and interest receivables due from BETBULL BWIN ESPAÑA S.A. totaled EUR 0 thousand (2008: EUR 1,596.3 thousand; 2007: EUR 245 thousand), for which an allowance of EUR 0 thousand (2008: EUR 815 thousand; 2007: EUR 0 thousand) was recognised.

For business transactions with BWIN INTERACTIVE ENTERTAINMENT SA (PTY) LTD, which represents not consolidated affiliated company, see “Other obligations”. Furthermore, receivables from affiliated companies disclosed in note (7) exclusively relate to this company.

No significant transactions with unconsolidated subsidiaries occurred in 2007.

4. COMMITMENTS, OTHER OBLIGATIONS AND CONTINGENT LIABILITIES

Regulatory environment

bwin Group maintains gaming licenses in a number of Member States of the European Union (EU) (including France, Italy, Austria and Gibraltar) and generates substantial revenues from customers across the EU. The regulatory environment for online games of chance within the EU is still characterized by different policies in respect of gaming of individual Member States. More and more Member States, however, recognize that entertainment in the form of online gaming is becoming more and more popular and that the appropriate regulation of online gaming is essential. Italy and Great Britain have been leading the way for many years.

France finally opened its online sports betting and poker market in June 2010 and Denmark is about to implement a licensing regime in 2011. Spain has published a draft for a new federal gaming law in September 2010 and even countries such as Greece, Germany and the Netherlands have recently started discussions on an at least partial opening of their gaming markets. Several other countries have introduced working groups with the aim to specify the future gaming strategy in their jurisdiction.

The trend towards regulation of online gaming has further been boosted by the recent rulings of the European Court of Justice (ECJ) in the cases Markus Stoß (C-316/07), Carmen Media (C-46/08), Winner Wetten (C-409/06) and Engelmann (C-64/08). In Carmen Media and Markus Stoß, the ECJ held that the German lottery and sports betting monopoly in its current form was not in compliance with EU law as it did not pursue its objectives allegedly pursued in a consistent and systematic manner. The ECJ emphasized again the necessity of a consistent, coherent and systematic gaming policy and set narrow limits for the justification of state monopolies. The ECJ further reconfirmed that no sanctions may be applied against operators, who, because of national provisions which are not in line with EU law, were not able to obtain permits to offer gaming in the respective Member State.
In the Engelmann ruling, the ECJ ruled that the Austrian legislation, under which only Austria-registered companies were eligible to apply for a casino license and to operate a casino, was incompatible with the freedom of establishment under EU law as there are less restrictive measures available to monitor the activities and accounts of such operators. Gaming licenses must further be awarded in a tender procedure in line with the principle of equal treatment thereby following the obligation of transparency.

Risks related to pending litigation

As a result of the as yet unharmonized legal situation in Europe with respect to online gaming, authorities and monopoly operators in several EU Member States have tried to enforce national gaming laws and impose sanctions against operators licensed in other Member States with a view to preventing such operators from offering their services to domestic customers. There are still administrative and court proceedings pending against the Company and/or its subsidiaries and license and cooperation partners in several countries representing important markets for bwin Group (including but not limited to Germany and Portugal). Apart from this, there are criminal offences and proceedings pending against bwin Group and its officers in some countries. These proceedings include the legal admissibility of online gaming, the validity and scope of gaming permits, and the location of sports betting premises. In each case the prosecutor’s main aim is to restrict bwin Group’s activities geographically. In light of the recent ECJ rulings (see above), however, bwin Group’s chances for a positive outcome of these cases have increased significantly.

Regardless of infringement proceedings initiated by the European Commission against the German State Treaty on Gaming and several pending cases at the ECJ for a preliminary ruling that have been referred by German courts, authorities and courts of several German states have rigorously applied the questionable internet ban during the past years and initiated administrative criminal proceedings against bwin Group and other private operators. The majority of German states have issued cease-and-desist-orders against bwin AG, bwin International Ltd. and bwin e.K. prohibiting bwin Group’s activities in the respective state. Although the cease-and-desist-orders have been challenged with complaints to the competent administrative courts, the authorities of various states (particularly Bavaria, Baden-Wuerttemberg and Nordrhein-Westphalia) have imposed penalties against bwin Group for alleged non-compliance with the contested cease-and-desist-orders. The latest fines were imposed in August 2010. The Company considers the probability that menaced penalties will be imposed as remote. Therefore no provision has been recognized.

Several German monopoly operators have further filed competition lawsuits against bwin AG, its officers (members of the Executive Board), bwin International and/or bwin e.K., all of which are aimed at prohibiting bwin Group’s operations on a nationwide basis or at least in individual states. On 18 November 2010, the German Supreme Court rejected the complaint initiated by Westlotto, confirmed bwin Group’s legal position and stated that Westlotto cannot stop bwin Group from offering games of chance to German residents. Three further cases are currently pending before the German Supreme Court. In light of the recent positive rulings of the ECJ and the German Supreme Court, bwin Group is confident that the Supreme Court will also decide the remaining pending cases in its favor.

The outcome of the proceedings in Germany is of considerable economic significance to bwin with a view to safeguarding its operations in this market, and due to its financial involvement in bwin e.K., an at-equity accounted investment.

On 9 November 2010, the Portuguese Criminal Court of Porto of first instance has rendered its decision in a case initiated by the Gaming Department of the Portuguese monopoly operator Santa Casa against bwin Group and the Portuguese Soccer League, which presented the initial local proceedings that resulted in the ECJ’s Liga Portuguesa ruling of 8 September 2009. Although the court has in principle confirmed the fines imposed by the Gaming Department, it reduced the amount from approx. EUR 75,000 each to EUR 30,000 each and stated that bwin Group’s offer on www.bwin.com would only be punishable in Portugal through links on local websites. bwin Group believes that the Portuguese court in particular did not properly assess the recent ECJ rulings and lodged an appeal on 24 November 2010.

In particular in light of the recent ECJ rulings and based on the opinion of legal experts, the management of the Company expects these proceedings to have a positive outcome. Nevertheless, the negative outcome of individual cases could have adverse effects on the assets and liabilities, financial position and results of operation of the bwin Group.

Current tax audit of bwin Interactive Entertainment AG

bwin AG, ultimate parent company of bwin Group, has been subject to a tax audit performed by the Austrian tax authorities since 2007. This audit was finalized with a tax assessment notice in June 2010 and the Austrian tax authorities demanded payment of value-added tax arrears in the amount of EUR 6.4 million for the period 2002 to 2004.

The main result of the tax audit is the assessment of VAT on the supporting services that bwin AG is rendering to bwin International Ltd. as bwin International Ltd. is regarded to run a fixed establishment (“feste Niederlassung”) while using technical infrastructure of the parent company located in Vienna. The data processing in the process of distributing the gaming offers is regarded as fixed establishment of bwin International Ltd. in Austria. bwin AG regards this tax assessment notice as legally unjustifiable and appealed the assessments arguing that the requirements for a fixed establishment given by decisions of the ECJ are not met. The Company believes that the appeal will have high probability to be successful and that the VAT assessment will be reduced to the original level prior to the audit. Therefore the Company did not recognize these value-added tax arrears in the present historical financial information. The legal opinion of the Company is supported by leading national VAT experts, and can also be derived from decisions on similar cases of Austrian appellate authorities.

Based on the opinion of experts, Management of the Company expects the assessment of VAT for the audited period to be reduced to the assessment before audit and creating no impact to the tax assessments for periods after the audited period. However, should the tax assessment notice be upheld by the courts of appeal, or by the Supreme Court in any legal proceedings, this would have a significant negative impact on the assets, financial situation and profitability of the Company. Applying the same assessments to periods subsequent to the periods under assessment, although some circumstances have changed, the nominal value of the worst case scenario amounts to EUR 123,500 thousand.

Guarantees

As of the reporting date, the Company guaranteed for liabilities of cooperation partners in the amount of EUR 527 thousand (2008: EUR 7,504 thousand; 2007: EUR 7,791 thousand). bwin AG also made financial commitments to its cooperation partners up to a maximum amount of EUR 6,500 thousand (2008: EUR 6,500 thousand; 2007: EUR 6,500 thousand) that may become due under various conditions.

In 2007, bwin released the former owners of bwin Games AB from any possible liability to third parties and litigations with third parties resulting from the above mentioned agreement dated 8 November 2007 (Eur 1,398 thousand).

Commitments and other obligations

2009
The Company has an obligation to make an investment of EUR 2,880 thousand to an investment fund.

Future payments due under existing rental and leasing agreements amount to EUR 62,854 thousand. Of these, EUR 12,571 thousand are due within one year and EUR 50,283 thousand within the next five years. The total amount of these liabilities cannot be estimated due to the indefinite duration of the agreements. Regarding rental and lease agreements, please refer to note (21), other operating expenses, for further information.

The Company is subject to significant future financial obligations resulting from existing marketing agreements. These agreements include not only fixed but significant variable components and clauses for the reimbursement of costs. The Company has agreed to bear certain expenses of its cooperation partners, in particular expenses relating to marketing and general expenses. The total obligation resulting from these agreements cannot be determined.

In connection with non consolidated investments in affiliated companies (BWIN INTERACTIVE ENTERTAINMENT SA (PTY) LTD.), the Company has an obligation to make payments amounting to EUR 500 thousand relating to capital contributions and has committed to granting loans amounting to EUR 1,900 thousand.

The Company is subject to financial obligations amounting to EUR 13 thousand arising from capital contributions for companies established.

After the exit from the US market, bwin group entered into agreements with the former owners during 2007 and 2008 to waive contingent purchase price liabilities. Under certain conditions, in case of a re-entry in the US market of bwin group the waived liabilities will become effective again as claims to variable shares in profit amounting to approximately 29% of the net gaming revenues in the US market over a period of 5 years (however until 31 December 2020 at a maximum). The total amount is limited to EUR 79,944 thousand. Consistent with previous years, the newly agreed contingent purchase price liability was not recognised, since the Company cannot reliably estimate when and under which circumstances a re-entry into the US market would be possible.

2008
The Company had an obligation to make an investment of EUR 3,200 thousand into an investment fund.

bwin has pledged a total of EUR 6,000 thousand as security of a bank guarantee in respect of the license granted to BETBULL BWIN ESPANA S.A. in Madrid, of which an amount of EUR 3,600 thousand relates to Betbull Holding SE, which is secured by a lien on the equity investments of Betbull Holding SE (right of recourse).

Future payments due under existing rental and leasing agreements amount to EUR 54,615 thousand. Of these, EUR 10,923 thousand were due within one year and EUR 43,692 thousand within the next five years. The total amount of these liabilities could not be estimated due to the indefinite duration of the agreements. Regarding rental and lease agreements we refer to note (21), other operating expenses, for further information.

The Company was subject to significant future financial obligations resulting from existing marketing agreements. These agreements included not only fixed but significant variable components and clauses for the reimbursement of costs. The Company had agreed to bear certain expenses of its cooperation partners, in particular expenses relating to marketing and general expenses. The total obligation resulting from these agreements cannot be determined.

The Company was subject to financial obligations amounting to EUR 13 thousand arising from capital contributions for companies established.

With respect to the contingent purchase price liability, which was newly agreed with the sellers of the shares in the Ongame group, the Company evaluated on a regular basis, whether bwin would be able to reenter the US market. As of 31 December 2008, it was not probable that this liability would become due. See note on “Acquisition” for further information.

2007
In the course of the formation of BETBULL BWIN ESPAÑA, S.A. in 2007, bwin agreed to issue convertible bonds amounting to EUR 2,500 thousand subject to the condition precedent that a license for the region Madrid is issued. Under the convertible bonds, bwin has the right to shares in Betbull Plc. instead of payment. Additionally, bwin was obligated to a cash contribution into BETBULL BWIN ESPAÑA, S.A. amounting to EUR 3,750 thousand in case the license is issued.

Future payments due under existing rental and leasing agreements amounted to EUR 50,393 thousand. Of these, EUR 10,078 thousand were due within one year and EUR 40,314 thousand within the next five years. The total amount of these liabilities could not be estimated due to the indefinite duration of the agreements.

The Company was subject to significant future financial obligations resulting from existing marketing agreements. These agreements included not only fixed but significant variable components.

The Company was subject to financial obligations amounting to EUR 13 thousand arising from capital contributions for companies founded and guarantees related to the disposal of the business of DoubleM Media GmbH.

Following the passing of the US Unlawful Internet Gambling Enforcement Act in 2006, bwin Group decided to cease its real-money operations on the American market. The new legislation does not offer any information on the treatment of the poker and casino games previously offered by the Group, and the possibility of liabilities arising in this respect cannot be ruled out. However, the Company considers the likelihood to be remote.

5. OPTIONS

Employee Stock Option Plan (ESOP)

An employee stock option plan was introduced in February 2000 in the lead-up to the Company’s initial public offering.

The purpose of the ESOP is to issue options for the purchase of bwin AG shares by members of the Executive Board and entitled employees. Several Annual General Meetings held up to 2008 increased the maximum number of options to 4,500,000. The Annual General Meeting of 19 May 2009 increased the conditional capital to service the ESOP to EUR 3,270,000. Taking the exercises effected up to the date of this resolution (2,334,902) into account, the total volume of the ESOP amounts to 5,604,902 (2008: 4,500,000; 2007: 4,500,000). The ESOP specifies details of the maturity, expiry, exercise price and exercise period of these options. In view of the fact that Marlon van der Goes left the Executive Board of the Company effective 10 May 2007, the changes in a total of 60,000 options granted to him are no longer reported separately, but are shown under the item “of which to senior executives and employees”.

The exercise price of these options is equivalent to the market value of the shares (5-day average) at the time the options were granted by the Supervisory Board committee (in the case of Executive Board members) or the Executive Board. Of the options granted under the ESOP up to mid of 2005, one third may be exercised immediately on being granted, a further third after a period of one year, and the remaining third after two years. A revised version of the ESOP regulations published during the financial year 2005 extended the exercise periods with a view to keeping staff with the Company for a longer period. Under the new exercise provisions in effect since then, one fifth of the options granted may each be exercised after a period of one year. All options issued have a term of 10 years, beginning at the date of the grant. The options granted under the ESOP are not transferable.

Performance-based options for Executive Board (apart from ESOP)
During the financial year 2003, members of the Executive Board of bwin AG were granted a total of 1,600,000 performance-based options. In 2004, a total of 100,000 of performance-based options were granted to Marlon van der Goes (a member of the Executive Board at that time). Due to the achievement of the performance parameters for the financial years 2003, 2004 and 2005, a total of 1,668,000 of these options became exercisable with the approval of the respective financial statements. The performance-based options were serviced from the Company’s authorised capital. The options have a term of ten years from the time the exercise conditions for the relevant financial year are met. These options are transferable.

On 31 March 2007, another 1,228,436 performance-based options were granted to members of the Executive Board of the Company. The exercise price and vesting conditions are linked to the performance of the stock exchange price. Subject to the vesting conditions being met (essentially a 26% annual increase in the stock exchange price in the first, second, and third year after the granting), one third of the options will vest in each of the years 2008, 2009 and 2010. Additionally, the options also vest if an annual average increase in the share price of 26% over a period of several years is achieved. The period for determining the exercise price and the performance criteria is based on the 90-day average price prior to 31 March of the respective year. Based in a resolution of the Supervisory Board taken in March of 2010, the last vesting period of the first third of the options was changed so as to end 18 May 2010.

Also in the financial year 2007, a total of 320,000 performance-based options were issued to members of the Supervisory Board of the Company in accordance with the resolution of the Annual General Meeting on 22 May 2007. Subject to the vesting conditions being met (essentially a 26% annual increase in the share price in the first, second, and third year after the granting), one third of these options will also vest in each of the years 2008, 2009 and 2010. Additionally, the options also vest if an annual average increase in the share price of 26% over a period of several years is achieved. The exercise price of the each of the individual tranches will be based on the 90-day average price prior to 22 May of the previous year.

A probability of occurrence for market conditions of 80% was used for recording the performance options granted in 2007.

Options granted to third parties
In 2007, an option agreement for the granting of 80,000 performance-based options was concluded with Thomas Talos, the Company’s legal representative of many years. These options are linked to the same conditions as the options issued to the Executive Board of the Company (see above). A probability of occurrence for market conditions of 80% was used for recording the options granted.

Measurement in accordance with IFRS 2

The non-cash expense incurred as a result of granting these options was measured and recognised on the date of issue in accordance with the provisions of IFRS 2.

Measurement in accordance with IFRS 2

	2009	2008	2007

Exercise price	EUR 9.095-67.9	EUR 9.095-67.9	EUR 9.095-67.9
Volatility*	38.86%-141.86%	38.86%-135.69%	38.86%-135.69%
Periods to exercise date	1.25-6.25 years	1.25-6.25 years	1.25-6.25 years
Dividend yields	0%	0%	0%
Interest rate	3.5%-4.5%	3.5%-4.5%	3.5%-4.5%

* The volatility is calculated on the basis of the stock exchange price performance equivalent to the expected term of the options.

Overall development of options

The following table shows the development of outstanding (issued) options (adjusted):

	Total

	2009 units	2009 Average exercise price	2008 units	2008 Average exercise price	2007 units	2007 Average exercise price

Options outstanding as of Jan. 1	3,808,296	19.96	3,707,136	22.52	1,222,277	17.50
Options issued	276,500	25.90	366,500	17.27	2,731,936	20.75
Options exercised	686,978	13.75	45,940	10.77	81,730	10.19
Options forfeited	135,393	20.37	219,400	18.68	165,347	16.19

Options outstanding as of 31 Dec	3,262,425	19.96	3,808,296	19.96	3,707,136	22.52

	Thereof relevant for IFRS 2

	2009 units	2009 Average exercise price	2008 units	2008 Average exercise price	2007 units	2007 Average exercise price

Options outstanding as of Jan. 1	3,730,790	20.30	3,626,825	20.40	1,139,332	18.24
Options issued	276,500	25.90	366,500	17.27	2,731,936	20.75
Options exercised	664,445	13.93	43,451	11.30	79,096	10.37
Options forfeited	135,393	20.37	219,084	18.69	165,347	16.16

Options outstanding as of 31 Dec	3,207,452	20.30	3,730,790	20.30	3,626,825	20.40

The status of the options as of 31 December 2009 was as follows (adjusted):

Status of the options as of 31 December 2009

	Options exercised (total)	Options available (not issued)	Options outstanding	Of which exercisable as of reporting date	Exercise price of options outstanding EUR	Market value of options outstanding as of reporting date EUR	Expense to be recorded EUR

Options granted under ESOP
of which to members of the Executive Board:
Manfred Bodner	500,000	0	0	0	0	0	0
Norbert Teufelberger	500,000	0	0	0	0	0	0

	1,000,000		0	0		0	0
of which to senior executives and employees	762,931		876,906	332,509	1.5 - 62.61	25,171,175	1,970,480
of which to employees of subsidiaries	590,617		757,083	188,370	1.5 - 67.92	21,416,636	2,130,690
of which to employees who have resigned	497,988		0	0		0	7,808

	1,851,536	1,119,377	1,633,989	520,879		46,587,811	4,108,978

Total ESOP	2,851,536	1,119,377	1,633,989	520,879		46,587,811	4,108,978

Performance-based options granted to (former) members of the Executive and Supervisory Boards (apart from ESOP)
Manfred Bodner	800,000		614,218	0	17.14 - 21.91*	15,264,665	2,076,429
Norbert Teufelberger	800,000		614,218	0	17.14 - 21.91*	15,264,665	2,076,429
Hannes Androsch	0		100,000	0	21.08 - 27.28*	2,417,327	330,461
Alexander Knotek	0		60,000	0	21.08 - 27.28*	1,450,396	198,277
Per Afrell	0		40,000	0	21.08 - 27.28*	966,931	132,184
Helmut Kern	0		40,000	0	21.08 - 27.28*	966,931	132,184
Herbert Schweiger	0		40,000	0	21.08 - 27.28*	966,931	132,184
Georg Riedl	0		40,000	0	21.08 - 27.28*	966,931	132,184
Former members	68,000		0	0

	1,668,000	0	1,548,436	0		38,264,776	5,210,332

Options granted to third parties
of which for acquisitions	190,000
of which for services rendered	31,000		80,000	0	21.19 - 21.91*	1,686,294	103,306

Total options granted to third parties	221,000	0	80,000	0		1,686,294	103,306

Total options outstanding	4,740,536	1,119,377	3,262,425	520,879		86,538,880	9,422,616

* Exercise prices were adjusted to current stock market prices in accordance with the conditions of the performance-based options.

The status of the options as of 31 December 2008 was as follows (adjusted):

Status of the options as of 31 December 2008

	Options exercised (total)	Options available (not issued)	Options outstanding	Of which exercisable as of reporting date	Exercise price of options outstanding EUR	Market value of options outstanding as of reporting date EUR	Expense recorded EUR

Options granted under ESOP
of which to members of the Executive Board:
Manfred Bodner	500,000	0	0	0	0	0	0
Norbert Teufelberger	500,000	0	0	0	0	0	0

	1,000,000		0	0		0	0
of which to senior executives and employees	532,889		1,140,848	429,898	1.5 - 62.49	7,271,979	2,476,488
of which to employees of subsidiaries	380,062		922,438	258,631	1.5 - 67.92	5,695,816	2,551,486
of which to employees who have resigned	309,607		58,574	58,574	9.095 - 60.88	230,077	332,345

	1,222,558	155,582	2,121,860	747,103		13,197,872	5,360,319

Total ESOP	2,222,558	155,582	2,121,860	747,103		13,197,872	5,360,319

Performance-based options granted to (former) members of the Executive and Supervisory Boards (apart from ESOP)
Manfred Bodner	800,000		614,218	0	21.19 - 27.61*	2,667,988	4,517,682
Norbert Teufelberger	800,000		614,218	0	21.19 - 27.61*	2,667,988	4,517,682
Hannes Androsch	0		100,000	0	21.08 - 27.28*	419,307	678,991
Alexander Knotek	0		60,000	0	21.08 - 27.28*	251,584	407,395
Per Afrell	0		40,000	0	21.08 - 27.28*	167,723	271,597
Helmut Kern	0		40,000	0	21.08 - 27.28*	167,723	271,597
Herbert Schweiger	0		40,000	0	21.08 - 27.28*	167,723	271,597
Georg Riedl	0		40,000	0	21.08 - 27.28*	167,723	271,597
Former members	10,000		58,000	58,000	6.53	438,702	0

	1,610,000	0	1,606,436	58,000		7,116,460	11,208,137

Options granted to third parties
of which for acquisitions	190,000
of which for services rendered	31,000		80,000	0	21.19 - 21.91	223,639	603,939

Total options granted to third parties	221,000	0	80,000	0		223,639	603,939

Total options outstanding	4,053,558	155,582	3,808,296	805,103		20,537,971	17,172,395

* Exercise prices were adjusted to current stock market prices in accordance with the conditions of the performance-based options.

The status of the options as of 31 December 2007 was as follows (adjusted):

Status of the options as of 31 December 2007

	Options exercised (total)	Options available (not issued)	Options outstanding	Of which exercisable as of reporting date	Exercise price of options outstanding EUR	Market value of options outstanding as of reporting date EUR	Expense recorded EUR

Options granted under ESOP
of which to members of the Executive Board:
Manfred Bodner	500,000		0	0	0	0	0
Norbert Teufelberger	500,000		0	0	0	0	0

	1,000,000	140,000	0	0		0	0
of which to senior executives and employees	632,691		1,154,099	315,429	1.5 - 62.49	20,260,666	3,981,164
of which to employees of subsidiaries	282,917		861,933	126,926	1.5 - 67.92	14,577,391	2,658,462
of which to employees who have resigned	261,010		4,668	4,668	1.5 - 60.88	73,691	159,776

	1,176,618	162,682	2,020,700	447,023		34,911,748	6,799,402

Total ESOP	2,176,618	302,682	2,020,700	447,023		34,911,748	6,799,402

Performance-based options granted to (former) members of the Executive and Supervisory Boards (apart from ESOP)
Manfred Bodner	800,000		614,218	0	21.19 - 33.64*	9,917,475	5,044,941
Norbert Teufelberger	800,000		614,218	0	21.19 - 33.64*	9,917,475	5,044,941
Hannes Androsch	0		100,000	0	27.28 - 43.31*	1,463,096	547,834
Alexander Knotek	0		60,000	0	27.28 - 43.31*	877,858	328,700
Per Afrell	0		40,000	0	27.28 - 43.31*	585,238	219,134
Helmut Kern	0		40,000	0	27.28 - 43.31*	585,238	219,134
Herbert Schweiger	0		40,000	0	27.28 - 43.31*	585,238	219,134
Georg Riedl	0		40,000	0	27.28 - 43.31*	585,238	219,134
Former members	10,000		58,000	58,000	6.53	462,638	0

	1,610,000	0	1,606,436	58,000		24,979,497	11,842,952

Options granted to third parties
of which for acquisitions	190,000		0	0	0	0	0
of which for services rendered	31,000		80,000	0	21.19 - 26.7*	1,121,861	784,054

Total options granted to third parties	221,000	0	80,000	0		1,121,861	784,054

Total options outstanding	4,007,618	302,682	3,707,136	505,023		61,013,105	19,426,408

* Exercise prices were adjusted to current stock market prices in accordance with the conditions of the performance-based options.

The remaining terms of all options presented are between three and ten years.

Developments in 2009

	Exercise price EUR	Value of options exercised EUR	Options issued	Options exercised

ESOP options granted
of which to members of the Executive Board:
Manfred Bodner	0	0	0	0
Norbert Teufelberger	0	0	0	0

		0	0	0

of which to senior executives and employees	5.33 - 24.64	4,594,810	106,500	259,469
of which to employees of subsidiaries	9.1 - 23.59	3,959,440	167,500	221,500
of which to employees who have resigned	1.5 - 29.44	4,131,127	2,500	148,009

		12,685,376	276,500	628,978

Performance-based options granted to the Executive and Supervisory Board members (apart from ESOP)
Manfred Bodner		0	0	0
Norbert Teufelberger		0	0	0
Hannes Androsch		0	0	0
Alexander Knotek		0	0	0
Per Afrell		0	0	0
Helmut Kern		0	0	0
Herbert Schweiger		0	0	0
Georg Riedl		0	0	0
Former members		378,740	0	58,000

		378,740	0	58,000

Options granted to third parties
of which for acquisitions		0	0	0
of which for services rendered		0	0	0

Total options granted to third parties		0	0	0

		13,064,116	276,500	686,978

Developments in 2008

	Exercise price EUR	Value of options exercised EUR	Options issued	Options exercised

ESOP options granted
of which to members of the Executive Board:
Manfred Bodner	0	0	0	0
Norbert Teufelberger	0	0	0	0

		0	0	0

of which to senior executives and employees	1.5 - 15.69	115,988	171,000	12,953
of which to employees of subsidiaries	1.5 - 15.69	240,503	193,000	21,408
of which to employees who have resigned	7.67 - 20.75	105,856	2,500	11,579

		462,348	366,500	45,940

Performance-based options granted to the Executive and Supervisory Board members (apart from ESOP)
Manfred Bodner		0	0	0
Norbert Teufelberger		0	0	0
Hannes Androsch		0	0	0
Alexander Knotek		0	0	0
Per Afrell		0	0	0
Helmut Kern		0	0	0
Herbert Schweiger		0	0	0
Georg Riedl		0	0	0
Former members		0	0	0

		0	0	0

Options granted to third parties
of which for acquisitions		0	0	0
of which for services rendered		0	0	0

Total options granted to third parties		0	0	0

		462,348	366,500	45,940

Developments in 2007

	Exercise price EUR	Value of options exercised EUR	Options issued	Options exercised

ESOP options granted
of which to members of the Executive Board:
Manfred Bodner	0	0	0	0
Norbert Teufelberger	0	0	0	0

		0	0	0

of which to senior executives and employees	1.65 - 15.17	475,421	695,000	22,468
of which to employees of subsidiaries	9.1 - 15.17	632,613	364,500	36,091
of which to employees who have resigned	1.5 - 14.15	292,493	44,000	23,171

		1,400,527	1,103,500	81,730

Performance-based options granted to the Executive and Supervisory Board members (apart from ESOP)
Manfred Bodner		0	614,218	0
Norbert Teufelberger		0	614,218	0
Hannes Androsch		0	100,000	0
Alexander Knotek		0	60,000	0
Per Afrell		0	40,000	0
Helmut Kern		0	40,000	0
Herbert Schweiger		0	40,000	0
Georg Riedl		0	40,000	0
Former Members		0	0	0

		0	1,548,436	0

Options granted to third parties
of which for acquisitions		0	0	0
of which for services rendered		0	80,000	0

Total options granted to third parties		0	80,000	0

		1,400,527	2,731,936	81,730

The fair value of the outstanding options as of 31 December 2009 was measured using the Black Scholes option pricing model. The following measurement parameters were used:

Measurement parameters

	2009	2008	2007

Share price	EUR 41.74	EUR 13.3	EUR 26.61
Exercise price	EUR 1.5-67.92	EUR 1.5-67.92	EUR 1.5 - 67.92
Volatility	57.06%-128.92%	57.06%-141.80%	59.55% - 144.42%
Periods to exercise date	1.25-6.25 years	1.25-6.25 years	1.25 - 6.25 years
Interest rate	3.5%	4.00%	4.5%

The weighted average fair value of the options exercised during the financial year was EUR 18.47 (2008: EUR 10.06; 2007: EUR 17.14).

6. PURCHASE OF TREASURY SHARES

The Annual General Meeting held on 21 May 2008 passed a resolution (and at the same time revoked the authorisation of the Executive Board resolved at the meeting held 22 May 2007 - to the extent it had not been utilised) in accordance with section 65, para. 1, subpara. 8 of the Stock Corporation Act authorising the Executive Board to buy back up to 10 % of the Company’s shares for a period of 30 months from the date of the resolution at a minimum price of EUR 1 and a maximum price of EUR 150 per share. The proportion of the share capital accounted for by treasury shares is limited to 10%. Furthermore, the Executive Board was also authorised to retire shares or, with the Supervisory Board’s approval up to and including 20 May 2013, to sell shares by means other than on the stock exchange or by public offering, optionally with partial or complete exclusion of shareholders’ subscription rights. The Executive Board was authorised to exercise this authority once or several times, and in its entirety or in parts.

7. CONDITIONAL AND AUTHORISED CAPITAL

Conditional capital

In accordance with a resolution passed by the Company’s Extraordinary General Meeting held on 27 January 2006, the Executive Board was authorised in accordance with section 174 para. 2 of the Stock Corporation Act and subject to the approval of the Supervisory Board, to issue convertible bonds, which grant the holders subscription and/or conversion rights of up to 4,500,000 shares in the Company. The authorisation was given for a period of 5 years from the day of authorisation. The convertible bonds may be issued in several tranches, and the Executive Board was also authorised to determine all conditions of issue of the bonds, in particular the terms, issue price, interest rate, conversion price, conditions of conversion and anti-dilution provisions. The Executive Board may service these bonds using conditional capital, treasury shares or a combination of conditional capital and treasury shares.

The Extraordinary General Meeting held on 27 January 2006 passed a resolution relating to an increase in the Company’s conditional share capital in accordance with section 159, para. 2, subpara. 3 of the Stock Corporation Act by up to EUR 2,526,730 to service stock options for employees.

The Extraordinary General Meeting held on 19 May 2009, passed a resolution relating to an increase in the Company’s conditional share capital in accordance with section 159, para. 2, subpara. 3 of the Stock Corporation Act by up to EUR 3,270,000 to service stock options for employees.

Taking into account stock options already serviced and the capital increase from Company funds, the total volume of the ESOP is now 5,604,902 options (2008: 4,500,000; 2007: 4,500,000), 974,307 (2008: 1,119,377; 2007: 305,819) of which have not yet been granted.

Please refer to note 5, “Options” for further information on the resolutions of the Annual General Meeting on the issue of options from the conditional capital under the Employee Stock Option Plan (“ESOP”).

Authorised capital

The Annual General Meeting held on 17 May 2006 authorised the Executive Board until 16 May 2011 to increase the company’s share capital by a maximum of EUR 15,535,000, in several tranches if necessary, subject to the Supervisory Board’s approval. At the same time, the meeting also revoked the previous authorisation of 10 May 2005. This increase was to be effected by issuing up to 15,535,000 non-par value bearer shares for payment in cash or in kind, optionally with partial or complete exclusion of shareholders’ subscription rights. In agreement with the Supervisory Board, the Executive Board was also authorised to determine the terms of issue if necessary, in particular the issue price, the nature of the non-cash contribution, the nature of the share rights and exclusion of subscription rights as well as the possible issue of the shares by indirect subscription rights. The Supervisory Board is authorised to pass any amendments to the Articles of Association resulting from the issue of shares from authorised capital.

The Annual General Meeting held on 22 May 2007 authorised the Executive Board (and at the same time revoked the authorisation resolved at the meeting held 17 May 2006) for a period ending 21 May 2012 to increase the company’s share capital by a maximum of EUR 16,300,000, in several tranches if necessary, with the Supervisory Board’s approval. This increase was to be effected by issuing up to 16,300,000 non-par value bearer shares for payment in cash or in kind, optionally with partial or complete exclusion of shareholders’ subscription rights. The Executive Board is also authorised to determine, in agreement with the Supervisory Board, the terms of issue if necessary, in particular the issue price, the nature of the contribution in kind, the nature of the share rights and exclusion of subscription rights as well as the possible issue of the shares by indirect subscription rights. The Supervisory Board was authorised to resolve any amendments to the Articles of Association resulting from the issue of shares from authorised capital.

An amount of EUR 1,628,436 (2008: EUR 1,686,436; 2007: EUR 1,686,436) of this authorised capital has been reserved to service options already issued.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of 30 SEPTEMBER 2010

EUR 000	Note	30.09.2010 audited	31.12.2009 audited

ASSETS
Non - current assets
Intangible assets	(1)	200,390	204,269
Plant and equipment	(2)	23,420	25,326
Financial assets	(3)	228	228
At-equity accounted investments	(4)	9,042	6,202
Deferred tax assets	(5)	214	225

		233,294	236,250

Current assets
Inventories	(6)	536	431
Receivables and other assets	(7)	66,228	64,902
Marketable securities	(8)	30,882	31,719
Cash and cash equivalents	(9)	130,279	153,139
Prepaid expenses	(7)	12,250	6,866

		240,175	257,057

Total		473,469	493,307

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	(10)
Share capital		36,001	35,718
Additional paid-in capital		276,989	258,681
Treasury shares		-239	-239
Currency translation adjustment		1,554	-854
AFS reserve		3,155	2,801
Cashflow hedge reserve		669	643
Retained earnings		-40,696	-27,104

		277,433	269,646
Non-controlling interests	(10)	2,070	1,251

		279,503	270,897
Non-current liabilities
Employee benefit obligations	(11)	949	732
Non-current liabilities	(14)	293	5,514
Deferred tax liabilities	(5)	23,426	26,815

		24,668	33,061
Current liabilities
Current liabilities	(13)	130,086	152,339
Other provisions	(12)	36,047	34,228
Thereof from income taxes		3,648	4,343
Deferred income	(13)	3,165	2,782

		169,298	189,349

Total		473,469	493,307

The notes form an integral part of the historical financial information.

CONSOLIDATED INCOME STATEMENT for the 9 months ended 30 September

EUR 000	Note	2010 audited	2009 unaudited

Net revenues	(15)	343,513	264,671
Other operating income	(16)	5,840	24,388
Total revenues		349,353	289,059

Cost of sales	(17)	-22,767	-7,257
Gross profit		326,586	281,802

Expenses for services rendered	(18)	-37,245	-29,336
Personnel expenses	(19)	-75,022	-59,295
Marketing expenses	(20)	-91,598	-72,007
Other operating expenses	(21)	-81,353	-62,906
Expenses
Earnings before interest, tax, depreciation and amortisation		41,368	58,258
Depreciation, amortisation and impairments	(22)	-33,294	-30,799
Earnings before interest and tax		8,074	27,459
Other financial income	(23)	49	1,363
Result from at-equity accounted investments	(4)	-2,182	1,089
Result of operations before income taxes for the year		5,941	29,911
Income taxes	(5)	1,212	-2,990
Profit/Loss for the year		7,153	26,921
Basic earnings per share (EUR)	(24)	0.24	0.82
Diluted earnings per share (EUR)	(24)	0.24	0.79

Of which attributable to:
Parent company equity holders		8,702	26,937
Non-controlling interests		-1,549	-16

The notes form an integral part of the historical financial information.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE PERIOD 1 JANUARY TO 30 SEPTEMBER 2010

EUR 000	01.01 – 30.09.2010 audited	01.01 – 30.09.2009 unaudited

Profit/Loss for the year	7,153	26,921

Other comprehensive income
Changes in the fair value of available for sale securities	472	1,972
Income tax expense/benefit	-118	-430
Changes in the fair value of cash flow hedges	35	960
Income tax expense/benefit	-9	-252
Foreign currency translation adjustment	2,423	968

Total	2,803	3,218

Comprehensive income for the year	9,956	30,139

of which attributable to:
Parent company equity holders	11,490	30,155
Non-controlling interests	-1,534	-16

The notes form an integral part of the historical financial information.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD 1 JANUARY TO 30 SEPTEMBER 2010

	Attributable to equity holders of the parent company

EUR 000 audited	Share capital	Additional Paid-in capital	Treasury shares	Currency translation adjustment	Afs reserve	Cash flow Hedge- reserve	Retained earnings	Total	Non- controlling interests	Total equity

As of 31.12.2009	35,718	258,681	-239	-854	2,801	643	-27,103	269,647	1,251	270,898
Comprehensive income for the year	0	0	0	2,408	354	26	8,702	11,490	-1,534	9,956
Sale to Non-controlling interests	0	9.656	0	0	0	0	0	9,656	2,353	12,009
Dividends paid	0	0	0	0	0	0	-22,295	-22,295	0	-22,295
Issuing costs	0	-39	0	0	0	0	0	-39	0	-39
Exercise of share options	283	3,643	0	0	0	0	0	3,926	0	3,926
Reclassification of share based payments to liabilities	0	-1,040	0	0	0	0	0	-1,040	0	-1,040
Issue of share options	0	6,088	0	0	0	0	0	6,088	0	6,088

As at 30.09.2010	36,001	276,989	-239	1,554	3,155	669	-40,696	277,433	2,070	279,503

	Attributable to equity holders of the parent company

EUR 000 unaudited	Share capital	Additional Paid-in capital	Treasury shares	Currency translation adjustment	Afs reserve	Cash flow Hedge- reserve	Retained earnings	Total	Non- controlling interests	Total equity

As of 31.12.2008	32,731	172,275	-239	-1,789	1,193	0	-73,380	130,791	0	130,791
Comprehensive income for the period	0	0	0	968	1,542	708	26,937	30,155	-16	30,139
Additions to Non-controlling interests	0	0	0	0	0	0	0	0	1,379	1,379

Exercise of share options	339	4,073	0	0	0	0	0	4.412	0	4,412
Issue of share options	0	6,919	0	0	0	0	0	6,919	0	6,919

As at 30.09.2009	33,070	183,267	-239	-821	2,735	708	-46,443	172,277	1,363	173,640

The notes form an integral part of the historical financial information.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE PERIOD 1. JANUARY TO 30 SEPTEMBER 2010

EUR 000	01.01.- 30.09.2010 audited	01.01.- 30.09.2009 unaudited

Profit/loss for the year	7,153	26,921
Amortisation, depreciation and impairments	33,294	31,573
Non-cash personnel expenses (share –based payments)	5,047	6,919
Result from at-equity accounted investments	2,182	-1,867
Dividends received from at-equity accounted investments	0	4,067
Change in deferred taxes	-3,505	656
Loss on disposal of fixed assets	75	503
Change in non-current provisions	217	106
Exchange rate differences	389	1,049
Expenses/income from taxes	2,736	3,091
Payment of income taxes	-3,430	-3,613
Change in receivables and other assets	-6,777	-2,431
Change in current provisions	2,514	4,678
Change in accounts payable and other liabilities	-6,870	-7,051

Net cash flow from operating activities	33,025	64,601

Proceeds from sale of short – term investments	1,500	0
Payments from acquisition of subsidiaries	-20,221	-911
Payments for acquisition of assets (excl. financial statements)	-25,546	-37,083
Payments for other financial assets	-196	-169
Payments for acquisitions of financial assets and shares in at-equity accounted investments	-5,023	-1,301

Net cash flow from investment activities	-49,486	-39,464

Payments from non-controlling interests	12,009	0
Dividends paid	-22,295	0
Issuing costs	-39	0

Receipt from shareholders	3,926	4,411

Net cash flow from financing activities	-6,399	4,411

= Net change in cash and cash equivalents	-22,860	29,548
+ Cash and cash equivalents at beginning of period	153,139	106,372

Cash and cash equivalents at end of period	130,279	135,920
Of which interest income	712	1,383
Of which interest payments	-14	-56

The notes form an integral part of the historical financial information.

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
AS OF 30 SEPTEMBER 2010 - IFRS

INFORMATION ABOUT THE COMPANY

The financial information set out below of bwin Interactive Entertainment AG (the “Company”), and together with its subsidiary undertakings, (“the Group”) for the three years ended 31 December 2009 and nine months ended 30 September 2010 has been prepared by the directors of the Company on the basis set out below.

bwin Interactive Entertainment AG (bwin AG) with registered offices at Börsegasse 11, 1010 Vienna, Austria, commercial register: Vienna Commercial Court (FN 166449 d), and its subsidiaries together make up bwin Group (“the Company”). The business activities of bwin Group include offering sports betting, poker, casino and virtual games, and operating a multiplayer poker platform. bwin Group also provides sporting content such as live video streams, live scores, statistics and sms services to its customers. Additionally, since 2008, bwin Group offers services related to the clearing of payments in multiple currencies to online retail merchants (“Payment Service Providing”).

The operational Gaming-business of the bwin Group is carried out primarily by bwin International Ltd., Gibraltar and Ongame Network Ltd., Gibraltar, on the basis of Gibraltarian sports betting and casino licenses and on the basis of Italian licenses. Additionally, Ongame Network Ltd. holds a license issued by the Kahnawake Gaming Commission. Furthermore, bwin Group also holds licences in Austria, Argentina, France, Italy and since 2009 in Southafrica. bwin International Ltd. and Ongame Network Ltd. operate under several domains; in particular www.bwin.com, www.bwin.it, www.giocodigitale.it or www.ongamenetwork.com or www.bwin.fr.

In 2009, bwin Group obtained a “payment institution” license from the British Financial Services Authority (“FSA”) through its British Group entity CQR UK Payment Solutions Ltd. Together with the FSA’s e-money license which is held by Vincento Payment Solutions Ltd., bwin Group is now capable of offering a comprehensive range of payment transaction services to third parties.

Wherever necessary, bwin Interactive Entertainment AG carries out central functions such as finance, marketing, IT, project management, international business development, human resources and corporate communications for the subsidiaries of bwin Group. It also provides numerous other services such as market research and customer data analysis.

PartyGaming and bwin Interactive Entertainment AG (‘bwin’) announced their intention to merge on 29 July 2010. The parties intend to effect the merger through bwin transferring all of its assets and liabilities to PartyGaming and bwin will be dissolved. In consideration for their agreement to the proposed merger, bwin shareholders (whose shares in bwin will be cancelled on completion) will be issued new PartyGaming shares.

The proposed merger is classified as a reserve takeover under Listing Rules 10.2.3. Consequently PartyGaming is required to re-apply for the listing of its existing shares on the Lonson Stock Exchange’s main market. PartyGaming is seeking a premium listing of its shares.

As part of the merger of Bwin and PartyGaming, Bwin is required to present historical financial information in the PartyGaming prospectus for the 3 years ended 31 December 2009 and the nine months ended 30 September 2010 prepared in accordance with the accounting policies to be applied by the Enlarged Group prospectively.

The following presentational adjustments have been made to underlying financial statements of Bwin to amend the financial information so it is in accordance with the accounting policies to be applied by the Enlarged Group:

•	Presenting gaming duties as an expense within cost of sales instead of as a reduction in net revenues;
•	Royalties payable to software providers being presented as a distribution cost instead of a reduction in net revenues;
•	Fees related to inactivity and deposits are to be presented within the segment revenues to which they relate rather than as a component of other revenue;
•	Foreign exchange gains and losses to be presented net, instead of gains and losses presented separately;
•

Costs in relation to internally generated software assets were presented as both an expense within the income statement and an income item described as ‘own work capitalised’ these items have been netted against each other.

There has been no impact on the net assets of bwin or their profit/loss for the year because of these changes.
ACCOUNTING POLICIES, RECOGNITION AND MEASUREMENT

Accounting Policies

bwin Interactive Entertainment AG (the ‘Company’) is a company incorporated and domiciled in Austria.

The historical financial information of the Company and its subsidiaries, (together the “bwin Group”) and its equity accounted associates presents the results of the Group and associates for the years ended 31 December 2007, 2008 and 2009.

v)	Basis of preparation

The historical financial information has been based on management accounts for the 9 months to 30 September 2010. The comparative information stated for the 9 month period to 31 September 2009 is unaudited.

The historical financial information has been prepared in accordance with those International Financial Reporting Standards as adopted by the European Union (‘IFRS’) and has been prepared in accordance with the requirements of the Prospectus Directive (‘PD’) regulation and in accordance with the significant accounting policies, described below.

The consolidated historical financial information has been prepared in thousands of Euros (EUR 000). Rounding differences may occur in amounts and percentages due to the use of automated accounting systems.

New IFRS standards and interpretations

IFRIC 12 “Service Concession Arrangements”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”, IFRIC 17 “Distributions of Non-cash Assets to Owners”, IFRIC 18 “Transfers of Assets from Customers”, IFRS 1 “Revised IFRS 1 First Time Adoption of IFRS”, IAS 39 and IFRS 7 “Reclassification of Financial Assets: Effective Date and Transition”, IFRS 1 “Additional Exemptions for First-time Adopters, IFRS 2 “Group Cash-settled Share-based Payment Transactions”, IAS 39 “Eligible hedged items” and IAS 32 “Classification of Rights Issues”, IFRIC 19 “Extinguishing Financial Liabilities with Equity Payments” and IFRS 1 “Limited Exemption from comparative IFRS 7 Disclosures” which were effective during various dates in 2009, 2010 or as of 1 October 2010, had no impact on the consolidated historical financial information. IFRS “Improvements 2009”, which was effective as of 1 January 2010, had an impact on the presentation of operating segments.

New standards and interpretations to be applied in the future

The following amendments or revisions of standards as well as interpretations were issued as of the reporting date, but were not effective for the nine months period ending 30 September 2010:

New or modified standards	Effective date*

IAS 24	Related Party Disclosures	1 January 2011
IFRS 9	Financial Instruments**	1 January 2013
IFRIC 14	Amendment Prepayment of a Minimum Funding Requirement	1 January 2011
Various IFRS Improvement 2010**		1 January 2011

*) The standards must be applied to annual periods beginning on or after the effective date.
**) Not yet endorsed by the EU as of the reporting date.

The Company is currently evaluating the impact of the application of the new and revised/amended standards and interpretations on its consolidated historical financial information and disclosures and will not early adopt the standards and interpretations.

Principles of consolidation

In accordance with IFRS 3, subsidiaries are initially consolidated from the time the parent obtains control over the assets and operations of the acquired entities.

Subsidiaries are initially consolidated using the purchase method by allocating the acquisition cost to the acquiree’s identifiable assets, liabilities and contingent liabilities. Any amount of the consideration transferred exceeding the fair value of the net assets acquired is recognized as goodwill. Goodwill is not amortized, but tested for impairment annually. If goodwill is impaired, an impairment charge is recorded in profit and loss.

Intercompany revenues, expenses and profit and losses from intragroup transactions, as well as receivables due from and liabilities due to consolidated companies are eliminated.

Associated companies, over which the Company has a significant influence but does not exercise control, and joint ventures are reported using the equity method.

Foreign currency translation

The bwin Group records its ongoing business transactions in foreign currencies at monthly average exchange rates. At the reporting date, all monetary assets and liabilities in foreign currencies are translated into Euros using the closing rate and any foreign currency gains and losses are recognized in profit or loss.

For details on the functional currencies of the entities of bwin Group see note “scope of consolidated historical financial information”. The Euro is the functional currency of bwin AG. The financial statements of subsidiaries with a functional currency other than the Euro are translated using the modified reporting date method, and any exchange differences are recognized via other comprehensive income in equity (currency translation adjustment).

The historical financial information were translated at the following exchange rates:

	Reporting date 30 Sep 2010	Average 1. Jan – 30 Sep 2010	Reporting date 31 Dec 2009	Average 1. Jan – 30 Sep 2009 unaudited

British pounds (GBP)	0.86760	0.85997	0.88920	0.88661
Swedish kronas (SEK)	9.21830	9.70689	10.26500	10.69457
Mexican pesos (MXN)	17.19470	18.88270	18.84770	18.72383
Argentinean Pesos (ARS)	5.44240	5.12540	5.49140	5.01300
Chinese Yuan (CNY)	9.18430	9.00229	9.85000	9.27076

Significant exchange differences arising from the translation of monetary items that form part of the net investment in a foreign operation (loans), are recognized via other comprehensive income in equity (currency translation adjustment).

SCOPE OF CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

Consolidated affiliated companies (subsidiaries)

Apart from the parent company bwin AG, Vienna, the consolidated historical financial information include the following companies in which bwin AG held a controlling interest as of 30 September 2010 (reporting date of the subsidiaries is 30 September). These consolidated historical financial information are prepared based on the reporting as of 30 September 2010 of bwin AG and its subsidiaries.

	Functional currency	Participation in %	Offices registered in

bwin International Ltd.	EUR	100	Gibraltar
Ongame Network Ltd.	EUR	100	Gibraltar
SA Online Handelsbolag	SEK	100	Sweden
BWIN ARGENTINA SA	ARS	100	Argentina
bwin Italia S.r.l.	EUR	100	Italy
Bwin European Market Holding S.p.A (formerly Gioco Digitale S.p.A.)	EUR	100	Italy
Gioco Digitale Italia S.r.l.	EUR	100	Italy
BWIN Mexico S.A. de C.V.	MXN	80	Mexico
B.E.S SAS	EUR	75	France
DSG Deutsche Sportwett Gesellschaft mbH	EUR	100	Germany
bwin Marketing Services S.r.l.(merged into Bwin European Market Holding S.p.A in July 2010)	EUR	100	Italy
bwin Interactive Marketing UK Ltd.	GBP	100	UK
INFIELD - SERVIÇOS DE CONSULTORIA E MARKETING, UNIPESSOAL LDA	EUR	100	Portugal
BWIN INTERACTIVE MARKETING ESPAÑA	EUR	100	Spain
WEBSPORTS ENTERTAINMENT Marketing Services GmbH	EUR	100	Austria
bwin Games AB	SEK	100	Sweden
Ongame Future AB	SEK	100	Sweden
Ongame Holding Malta Ltd.	EUR	100	Malta
Ongame International Malta Ltd.	EUR	100	Malta
UnitedGames Holding BV	EUR	51	Netherlands
UnitedGames BV	EUR	51	Netherlands
Immunopharma BV	EUR	51	Netherlands
TC Invest AG	EUR	100	Austria
Vincento Payment Solutions (UK) Ltd.	GBP	100	UK
CQR Payment Solutions GmbH	EUR	100	Austria
CQR UK Payment Solutions Ltd.	GBP	100	UK
E3 – enhanced electronic entertainment AG (newly established in September 2010)	EUR	100	Austria
bwin (Beijing) Management and Consulting Co., Ltd.	CNY	100	China
Ongame Ltd. (dissolved in February 2009)	GBP	100	UK

A fund of funds has also been included in the consolidated historical financial information as it qualified as a special-purpose entity (SPE) in accordance with SIC 12 due to the degree of control exercised. All assets included in this fund of funds are measured individually and shares held are reported as marketable securities, cash in cash and cash equivalents, and accrued interest and the shares of profit or loss in other receivables.

Change in the scope of consolidated historical financial information

B.E.S SAS

On 26 March 2010, bwin has established a 100% subsidiary of Gioco Digitale located in France, bwin Interactive Entertainment Services (B.E.S SAS). On 4 Mai 2010, the Amaury Group signed the contract to acquire of 25% B.E.S SAS. Closing was on 6 July 2010.

The Amaury Group has a put option to convert the shares in the subsidiary in bwin shares. As the amount of bwin shares that could be converted is based on the fair value of the subsidiary, the put option does not result in the recognition of a financial liability but a non-controlling interest is recorded.

In contrary bwin has a call option on the Amaury Group’s BES shares which is currently not exercisable and therefore not considered in the consolidation.

E3 – enhanced electronic entertainment AG

On 9 September 2010, bwin founded a 100% subsidiary in preparation of the expected hive-down of the operating activities and some investments in subsidiaries of bwin AG. The company was registered in the companies register on 22 September 2010. Currently the company is dormant and commencing operations is subject to the acceptance of the merger by the Extraordinary General Meeting of the Company in January 2011.

Merger bwin Marketing Services S.r.l. and bwin European Markets Holding S.p.A. (formerly Gioco Digitale S.p.A.)

On 1 July 2010, bwin Marketing Services S.r.l. and bwin European Markets Holding S.p.A., both 100% subsidiaries of bwin, were merged. The merger had no impact on the consolidated historical financial information of bwin Group.

At-equity accounted investments

The following investments are accounted for using the equity method:

Companies	Reporting date	Shareholders’ equity in EUR 000	Result for the period 1 Jan. to 30 Sep. 2010 in EUR 000	Percentage of share capital	Offices registered in

bwin e.K.	30 Sep. 2010	2,167	805	50.00	Germany

Betbull Holding SE	30 Sep. 2010	22,117	-1,939	37.87	UK

Sajoo S.A.S	30 Sep. 2010	4,260	-5,785	45.00	France

bwin e.K.

Since May 2002, bwin AG has been an atypical silent partner with a 50% interest in bwin e.K., Neugersdorf, Germany. The owner of bwin e.K. Dr. Pfennigwerth operated the business under the terms of a German licence until August 2009. After that, the agency transactions of bwin e.K. were discontinued temporarily due to economic reasons, not as a result of changes in the legal framework.

The bwin Group has also agreed to bear certain expenses, in particular marketing expenses, general and legal fees as well as for fines and specified taxes for bwin e.K. For further information refer to the section 4 “Other obligations and contingent liabilities”.

Betbull Holding SE

On 18 November 2009, bwin exercised an option and a right for conversion under a convertible bond to acquire 2,351,124 shares in Betbull Holding SE for a purchase price of EUR 4,316 thousand, thus increasing its investment to 36.98%.

Therefore, the investment no longer qualified as an available-for-sale investment but was accounted for using the equity method.

On 11 February 2010, Betbull Holding SE issued 800,000 shares and bwin subscribed 400,000 shares for a purchase price of EUR 500,000 and increased its holding in Betbull Holding SE to 37.87%.

Sajoo S.A.S.

On 4 May 2010, bwin Group singed a joint venture agreement with the Amaury Group to acquire 45% of Sajoo S.A.S, a gaming entity in France for a cash purchase price of EUR ,522 thousand. The closing took place on 24 June 2010.

The share of net assets at closing date amounted to EUR -498 thousand resulting in a difference of EUR 5,020 thousand. In course of a purchase price allocation the difference has been allocated to a licence of Sajoo S.A.S. with a useful life of 5 years.

Group companies not consolidated

bwin Group also holds investments in the following subsidiaries which were not consolidated:

Unconsolidated subsidiaries	Reporting date	Shareholders’ equity in EUR 000	Result for the year in EUR 000	Percentage of share capital	Offices registered in

Southern Gem Ltd.	30 Sep. 2010	-17	-2	100	British Virgin Islands

Pegasus Pferdewetten GmbH	30 Sep. 2010	22	-4	100	Germany

BWIN INTERACTIVE ENTERTAINMENT SA (PTY) LTD.	30 Sep. 2010	-21	-7	20*	South Africa
LEKKER BETTING AND GAMING (PTY) LTD.	30 Sep. 2010	-86	6	90	South Africa
Drachenfelssee 421. VV GmbH	30 Sep. 2010	25	0	100	Germany

*) Based on existing contractual relationships (put-options) bwin AG is able to control, in substance, 100%.

Lekker Betting & Gaming (PTY) Ltd. is a 90% subsidiary of bwin Interactive Entertainment SA (PTY) Ltd., which holds a sport betting licence issued by the Western Cape Gambling and Racing Boards, South Africa.

The subsidiaries listed above are not consolidated, but are recorded at cost in the consolidated historical financial information due to the fact that they are not material to the consolidated historical financial information.

Other investments

The following investments in companies are presented as financial assets:

Other investments	Reporting date	Shareholders’ equity in EUR 000	Result for the period 1. Jan to 30. Sep 2010 EUR 000	Percentage of share capital	Offices registered in

BWİN BAHİS VE ŞANS OYUNLARI SANAYİ VE TICARET LİMİTED ŞIRKETI (in liquidation)	31 Dec. 2009	0	-3	49	Turkey

BWİN BAHİS VE ŞANS OYUNLARI SANAYİ VE TICARET LİMİTED ŞIRKETI was established in 2007; an application for liquidation was filed at the beginning of 2008. The liquidation was not completed in the nine months period ending 30 September 2010.

Information on acquisitions

No acquisitions occurred in the period 1 January to 30 September 2010.

RECOGNITION AND MEASUREMENT

Intangible assets, plant and equipment

Purchased and internally generated intangible assets, leasehold improvements, other assets as well as operating and office equipment are measured at acquisition or production cost less amortization, depreciation and impairment.

In accordance with IAS 38, the cost of internally generated intangible assets is capitalized when its technical feasibility is assured, future economic benefits can be expected from such assets and their cost can be reliably measured.

After all requirements are met, costs relating to the production and improvement of websites and the online gaming software used by the Group are capitalized.

Depreciable assets are depreciated/amortized on a straight-line basis over their expected useful lives. The various rates of depreciation/amortization are based on the following expectations of useful lives:

	Useful life in years	Rate of depreciation/ amortisation in %

Intangible assets
Acquired Software	2-5	20 - 50
Internally generated software	2-5	20 - 50
Customer base, licenses and other rights	2-10	10 - 50
Marketing rights	3	33

Plant and equipment
Leasehold improvements	3-10	10-33
Other assets, operating and office equipment	2-8	12.5-50

Intangible assets with an indefinite useful life, such as brand names and goodwill, are not subject to scheduled amortization, but are tested for impairment annually, or when there are indications that their carrying amount is impaired.

Impairments of intangible assets and property, plant and equipment

Irrespective of whether there is any indication of impairment, the Company tests goodwill acquired in a business combination and intangible assets with an indefinite useful life for impairment at least annually, but for purposes of these consolidated historical financial information, an additional impairment test has been performed.

In the event that facts and circumstances indicate that the Company’s property, plant and equipment or intangible assets including goodwill, may be impaired, an impairment test is performed as well. This is the case regardless of whether they are to be held and used or to be disposed of. An impairment loss is recognized when an asset’s carrying amount exceeds the recoverable amount. The recoverable amount is based on the discounted cash flows expected to arise from the continued use of the asset and from its eventual disposal. Goodwill is allocated, as far as possible, to cash-generating units that are expected to benefit from the synergies of the business combination.

If these tests result in an impairment, the related loss is recorded in the income statement under the item “Depreciation, Amortization and Impairment Charges”.

If there is any indication that the considerations which led to an impairment of property, plant and equipment or intangible assets no longer exist, the Company considers the need to reverse all or a portion of the impairment charge except for goodwill.

Cash and cash equivalents

bwin Group reports cash, sight deposits and fixed deposits with terms of up to three months as cash and cash equivalents.

Financial assets and liabilities

Financial assets and financial liabilities are recognized initially when the Company acquires contractual rights or enters into contractual obligations. All transactions are recorded at the settlement date. They are derecognized when the Company is no longer in control of the contractual rights associated with such assets. This is normally the case when such assets are sold or any cash flows arising from such assets are directly transferred to an independent third party.

Financial assets and current marketable securities

Marketable securities, investment funds and non-current investments are assigned to the category “available for sale”. These assets are recognized initially at cost when acquired, and subsequently measured at their fair value, if a fair value can be reliably determined. With the exception of impairment charges, changes in fair value are recorded via other comprehensive income in equity (afs reserve). The fair values correspond to the market price. If no fair values can be reliably determined, the assets are recognized at cost less any impairment charges. Interest is recorded using the effective interest method, dividends are recognized when the legal entitlement to payment arises.

Derivatives

In accordance with IAS 39 all derivative financial instruments are recognized as assets or liabilities and measured at fair value regardless of their purpose and the intent they are held with. Changes in the fair value of derivative instruments designated as hedging instruments are either recognized in profit or loss or in other comprehensive income (cash flow hedge reserve), depending on whether the derivative instrument is used to hedge the fair value of items in the statement of financial position (“fair value hedges”) or to hedge cash flows (“cash flow hedges”). In the case of derivative instruments hedging items in the statement of financial position, changes in the fair value of the hedged asset or liability and of the derivative instrument are recognized in profit or loss. In the case of derivative instruments hedging cash flows, the change in fair value of the effective portion of the hedging instrument is recognized in other comprehensive income (cash flow hedge reserve). Upon settlement it is recognized through profit and loss. Changes in the fair value of the ineffective portion of the hedging instrument and fair value changes of derivative financial instruments not qualifying for hedging instruments are recognized in profit or loss.

Leasing

Leases that transfer substantially all the risks and rewards incidental to ownership of an asset to bwin as lessee, are classified as finance leases. Otherwise, leases are classified as operating leases. Plant and equipment subject to a finance lease are recognized at the lower of its fair value or present value of the minimum lease payments at the inception of the lease less accumulated depreciation and impairment charges. The lease payments are recognized over the term of the lease as repayment of the lease liability and interest expense.

Inventories

Inventories comprise merchandise sold through online shops. Inventories are measured at the lower of acquisition or manufacturing cost and net realizable value, with acquisition costs calculated using the first in, first out method. The net realizable value is calculated on the basis of the estimated sales prices expected in the normal course of business development less any future costs of manufacturing, administrative or marketing costs.

Receivables and other assets

Receivables and other assets are classified as loans and receivables, and are carried at amortized cost or at the lower fair value (less individual allowances for doubtful accounts).

The allowance accounts in respect of loans and receivables are used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible. At that point the amounts are considered irrecoverable and are written off against the financial asset directly.

Financial liabilities

Financial liabilities are classified as other financial liabilities, and are recorded at amortized cost. Interest expense is recognized in accordance with the effective interest method.

Trade accounts payable

Trade accounts payable are measured at amortized cost, which is equivalent to the repayment amount.

Income taxes

Deferred taxes are recognized when there are temporary differences between the amounts of the assets and liabilities recognized in the statement of financial position and their relevant tax base. Deferred taxes are calculated in compliance with IAS 12 “Income Taxes” using the balance sheet liability method. Deferred tax assets are recognized only for loss carry-forwards to the extent that they are likely to be recovered in the foreseeable future.

Share-based payments

In accordance with IFRS 2, share-based payment transactions for goods or services received or purchased are recognized at their fair values at the acquisition date. Since the transactions are settled exclusively by equity instruments, these transactions result in an increase in equity.

The expense incurred as a result of share-based payment transactions for services received (settles by means of stock options) is recognized over the service period of the share options. IFRS 2 was first applied in the financial year 2005, as a result of which the only share-based payment transaction taken into account were those granted after 7 November 2002 and which were not yet exercisable at the time the Standard became effective.

If the granting of the options is conditional upon satisfying specified market conditions (performance options), these market conditions and the likelihood of their fulfillment are taken into account at the grant date when estimating the fair value of the equity instruments granted. Future modifications of such assessments are not taken into account. Modifications of the assessment with respect to vesting conditions (length of employment) are taken into account as they occur. If exceptional conditions result in cash based settlement expenses and liabilities are recognized as incurred.

Employee benefit obligations - Severance payment obligations

Under legal regulations and individual employment contracts, all employees of the Austrian companies of bwin Group, who joined the group before 31 December 2002, are entitled to a one-time severance payment upon termination or when reaching retirement age. The payment is based on the number of years of service and the employee’s salary at the time of termination or retirement. A similar obligation exists for the Italian entities of bwin Group. bwin Group has recorded a provision to cover this obligation in accordance with IAS 19 “Employee Benefits” on the basis of the projected unit credit method. Actuarial gains and losses are recognized through profit and loss as incurred.

Due to changes in legal regulations, a defined contribution plan was introduced for staff employed with the Austrian subsidiaries after 31 December 2002. Contributions are paid monthly and recognized through profit and loss.

Other provisions

Other provisions are recorded whenever the Company has present obligations (legal or constructive) towards a third party as a result of a past event, and it is probable that such obligations will result in cash outflows. Such provisions are recorded in the amount considered appropriate according to best estimates at the time the consolidated historical financial information are prepared. If an amount cannot be reliably estimated, no provision is recorded. This fact, however, will be disclosed in the notes.

Revenue recognition and presentation

Betting and gaming turnover are recognized based on paid-up bettors’ stakes as of the reporting date, provided the underlying bets and games have already been decided. Stakes that have been charged to bettors’ accounts where the related sporting event will not take place until after the reporting date (pending bets) are recognized as deferred income. Pending bets are not recognized as derivates in accordance with IAS 39 due to the fact that they are not significant to the consolidated historical financial information.

Under a customer loyalty program, the Company awards customers playing real money games of chance bonus points that are added to a separate account. The award credits given are reported as separate units of accounting of a multiple-element contract. Revenue associated with the anticipated service award is measured at fair value and recognized as a reduction of sales. Revenue is realized only when the awards are redeemed.

In accordance with IAS 39 and the business practice of the gaming business, the net balance of betting stakes and winnings paid out from all product areas, and the winnings together with the rake obtained from poker products are recognized in the income statement inclusive of certain bonuses granted to players, sundry assurance revenue, as net revenues.

Estimates and judgments in relation to future developments

The preparation of the consolidated historical financial information in conformity with IFRS requires the management of the Company to make judgments, estimates and assumptions that may affect the use of accounting and valuation methods and the amounts of assets and liabilities, revenues and expenses recognized. Such estimates and the resulting assumptions are based on historical experience and various other factors that are believed to be reasonable under the given circumstances, and they form the basis for measuring the carrying amounts of assets and liabilities that are not readily available from other sources. The actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The most important assessments made by management of the Company with respect to the application of IFRS that may have a significant effect on the consolidated historical financial information, and estimates entailing a risk that the assets and liabilities reported may have to be significantly adjusted within the next financial year are described below:

– The positive assessment of the risk that Austrian or European appellate authorities finally agree with the Company legal opinion (see section 4 on “other obligations and contingent liabilities”).

– The positive assessment of the risks that the sports bets offered under the German Betting and Lotteries Act are not taxable (see section 4 on “other obligations and contingent liabilities”) and that sports betting, poker as well as casino and virtual games can be offered in the future in the existing markets.

– Goodwill, customer base, patent rights, software, plant and equipment, equity investments are measured on the basis of estimates of future cash flows (in some instances using forecasts). See note (22) to the statement of financial position and income statement for impairments recognized and the relevant assumptions made, and for the carrying amounts, see note (1), (3) and (4) to the statement of financial position and income statement.

– Obligations associated with loan guarantees, other guarantees and contingencies not recognized in the statement of financial position are monitored on a regular basis to determine whether they should be recognized in the historical financial information (see section 4 on “other obligations and contingent liabilities”).

– Deferred tax assets on loss carry-forwards and other deductible temporary differences are only recognized to the extent that it is probable that they will be realizable within a reasonable period of time.

– The estimates for the provision for legal and consulting fees incurred by the Company for legal proceedings are reviewed on a regular basis to ensure that the provisions are appropriate.

– With respect to the contingent purchase price liability which was renegotiated with the sellers of the shares in the Ongame Group, the Company evaluates on a regular basis, whether bwin Group will be able to reenter the US market. As of the reporting date, it was not likely that this liability would become due (see section 4 on “Other obligations and contingent liabilities”).

- The assessment that bwin e.K., Neugersdorf should be accounted for using the equity method, taking the contractual agreements with Dr. Pfennigwerth into account.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT

(1) INTANGIBLE ASSETS
(a) Intangible assets with definite useful lives

EUR 000	Marketing rights	Acquired Software	Internally generated software	Licences and other rights	Customer base	Advance payments	Total

Acquisition costs
Balance as of 1 January 2010	0	33,320	35,700	5,500	241,426	135	316,081
Exchange rate differences	0	3	1,896	-3	0	0	1,896
Additions	0	2,060	14,055	3,167	0	8	19,290
Disposals	0	-49	-1,554	0	0	0	-1,603
Reclassifications/transfers	0	-1,065	1,317	300	0	-70	482

Balance as of 30 September 2010	0	34,269	51,414	8,964	241,426	73	336,146
Accumulated amortization
Balance as of 1 January 2010	0	22,242	10,959	3,094	182,294	0	218,589
Exchange rate differences	0	3	538	0	0	0	541
Amortization	0	4,276	5,504	1,006	14,080	0	24,866
Disposals	0	-18	-1,544	0	0	0	-1,562
Reclassifications/transfers	0	-383	380	100	0	0	97
Balance as of 30 September 2010	0	26,120	15,837	4,200	196,374	0	242,531

CARRYING AMOUNT AS OF 30 September 2010	0	8,149	35,577	4,764	45,052	73	93,615
CARRYING AMOUNT AS OF 31 December 2009	0	11,078	24,741	2,406	59,132	135	97,492

EUR 000	Marketing rights	Acquired Software	Internally generated software	Licences and other rights	Customer base	Advance payments	Total

Acquisition costs
Balance as of 1 January 2009	58,048	19,893	20,258	3,456	187,900	687	290,242
Changes in the scope of consolidated financial statements	0	7,436	0	1,881	53,526	619	63,462
Additions	0	4,917	19,882	163	0	0	24,962
Disposals	-58,048	-19	-4,440	0	0	-78	-62,585
Reclassifications/Transfers	0	1,093	0	0	0	-1,093	0
Balance as of 31 December 2009	0	33,320	35,700	5,500	241,426	135	316,081
Accumulated amortization
Balance as of 1 January 2009	48,373	16,261	9,907	2,552	171,668	0	248,761
Exchange rate differences	0	0	-39	0	0	0	-39
Changes in the scope of consolidated financial statements	0	2,030	0	0	0	0	2,030
Amortization	9,675	3,970	5,531	542	10,626	0	30,344
Disposals	-58,048	-19	-4,440	0	0	0	-62,507
Balance as of 31 December 2009	0	22,242	10,959	3,094	182,294	0	218,589

CARRYING AMOUNT AS OF 31 December 2009	0	11,078	24,741	2,406	59,132	135	97,492

CARRYING AMOUNT AS OF 31 December 2008	9,675	3,632	10,351	904	16,232	687	41,481

Software

The acquired software mainly relates to standard solutions, while internally generated software mainly includes software specifically developed for the gaming business. The additions to internally generated software in the nine month period ended 30 September 2010 relate to improvements of bwin Group’s gaming platform towards the possibility to use the backend solutions for easier entry into regulated markets (e.g. France), better administration of partner websites as well as additions to the poker platform (P5).

Marketing rights

In 2006, bwin Group acquired rights to the international marketing of the first and second German Soccer Leagues from DFL Deutsche Fussball Liga GmbH in the amount of EUR 8,048 thousand for the seasons 2006/2007 up to and including 2008/2009. These marketing rights were amortized over their useful life of three years. Marketing of the rights was effected mainly through agreements with international sublicenses, mainly TV and radio stations. The contractual relationship with DFL ended with the end of the 2008/2009 season and was not extended.

Licenses and other rights

This item mainly includes rights of use of airplanes, which have a useful life of five years. bwin Group holds licenses for sportsbetting, poker and games of chance (partially only for individual segments) in Austria, Gibraltar, Italy, Argentina, South Africa, France and Germany. Additionally, bwin Group holds an e-money license and a payment institution license in the UK. These licenses are only partially recognized as assets as the licence fees are payable on a yearly basis.

Customer base

In July 2005, the Company acquired a customer base as well as two domains from NOMATO Investments Ltd. In January 2006, as part of the Ongame acquisition, the Company acquired a customer base amounting to EUR 171 million, which is amortized over a period of five years. As part of the acquisition of Gioco Digitale Group, the Company acquired customer bases amounting to EUR 52 million in October 2009.

The useful life of the customer base is five years, and the average remaining useful life is 4 years (as of 31 Dec. 2009: 4,3 years).

Amortization for the nine months period ending 30 September 2010 was EUR 14,080 thousand (for the period 1 Jan. to 30 Sep. 2009: EUR 6,631 thousand).

(b) Intangible assets with indefinite useful lives

EUR 000	Brand name	Goodwill	Total

Acquisition costs
Balance as of 1 January 2009	51,298	404,688	455,986
Change in reporting entities	0	0	0
Additions	0	0	0
Disposals	0	0	0
Reclassifications / transfers	0	0	0
Exchange rate differences	0	0	0
Balance as of 30 September 2010	51,298	404,688	455,986
Accumulated impairment
Balance as of 1 January 2010	39,000	310,209	349,209
Disposals	0	0	0
Reclassifications	0	0	0
Balance as of 30 September 2010	39,000	310,209	349,209

CARRYING AMOUNT AS OF 30 September 2010	12,298	94,479	106,777
CARRYING AMOUNT AS OF 31 December 2009	12,298	94,479	106,777

EUR 000	Brand name	Goodwill	Total

Acquisition costs
Balance as of 1 January 2009	39,000	330,029	369,029
Subsequent reduction of acquisition cost	12,298	76,229	88,527
Disposals	0	-1,570	-1,570
Balance as of 31 December 2009	51,298	404,688	455,986
Accumulated impairment
Balance as of 1 January 2009	39,000	311,779	350,779
Impairments	0	-1,570	-1,570
Balance as of 31 December 2009	39,000	310,209	349,209

CARRYING AMOUNT AS OF 31 December 2009	12,298	94,479	106,777
CARRYING AMOUNT AS OF 31 December 2008	0	18,250	18,250

In October 2009, bwin recorded goodwill and brand names resulting from the acquisition of the Gioco Digitale Group amounting to EUR 76.2 million and EUR 12.3 million, respectively. Brand names were classified as assets with an indefinite useful life, as they do not have a product life cycle, nor are they subject to technical, technological or commercial wear and tear or amortization. The period over which the Company has control over the brand names is not limited, either.

The remaining goodwill amounting to EUR 18.2 million refers to the acquisition of the Ongame Group and has been impaired partially in prior years. The brand name recognized during the Ongame acquisition has been fully impaired in 2008.

Goodwill and brand names are allocated as follows:

As of 30 September 2010

EUR 000	Goodwill	Brand name	Total

Gioco Digitale Group	76,229	12,298	88,527
CGU Poker / Europe, rest of the world resulting from acquisition of the Ongame Group	17,836	0	17,836
CGU Casino / Europe, rest of the world resulting from acquisition of the Ongame Group	414	0	414

CARRYING AMOUNT AS OF 31 September 2010	94,479	12,298	106,777

As of 31 December 2009

EUR 000	Goodwill	Brand name	Total

Gioco Digitale Group	76,229	12,298	88,527
CGU Poker / Europe, rest of the world resulting from acquisition of the Ongame Group	17,836	0	17,836
CGU Casino / Europe, rest of the world resulting from acquisition of the Ongame Group	414	0	414

CARRYING AMOUNT AS OF 31 December 2009	94,479	12,298	106,777

Goodwill and brand names resulting from the acquisition of the Gioco Digitale Group could not be allocated to the individual CGUs, but relate to the entire CGU portfolio acquired (poker, casino, sports betting, and games) in Italy.

(2) PLANT AND EQUIPMENT

Depreciation for the nine months period ending 30 September 2010 was EUR 8,428 thousand (for the period 1 Jan. to 30 Sep. 2009: EUR 7,391 thousand).

The additions to operating and office equipment mainly relate to servers and hardware.

EUR 000	Leasehold improvements	Operating and office equipment	Advance payments and plant under construction	Total

Acquisition costs
Balance as of 1 January 2010	4,348	53,637	6	57,991
Exchange rate differences	48	1,188	0	1,236
Additions	199	6,057	0	6,256
Disposals	0	-101	0	-101
Reclassifications/transfers	28	-505	-6	-483
Balance as of 31 September 2010	4,623	60,276	0	64,899
Accumulated depreciation
Balance as of 1 January 2010	2,115	30,550	0	32,665
Exchange rate differences	27	528	0	555
Depreciation	656	7,772	0	8,428
Disposals	0	-72	0	-72
Reclassifications / transfers	24	-121	0	-97
Balance as of 31 September 2010	2,822	38,657	0	41,479

CARRYING AMOUNT AS OF 30 Sep. 2010	1,801	21,619	0	23,420
CARRYING AMOUNT AS OF 31 Dec. 2009	2,233	23,087	6	25,326

EUR 000	Leasehold improvements	Operating and office equipment	Advance payments and plant under construction	Total

Acquisition costs
Balance as of 1 January 2009	2,959	42,128	400	45,487
Change in the scope of consolidated financial statements	523	1,453	0	1,976
Exchange rate differences	19	487	0	506
Additions	540	11,774	0	12,314
Disposals	0	-2,292	0	-2,292
Reclassifications/transfers	307	87	-394	0
Balance as of 31 December 2009	4,348	53,637	6	57,991
Accumulated depreciation
Balance as of 1 January 2009	1,131	22,309	0	23,440
Change in reporting entities	225	328	0	553
Exchange rate differences	9	173	0	182
Depreciation	750	9,463	0	10,213
Disposals	0	-1,723	0	-1,723
Balance as of 31 December 2009	2,115	30,550	0	32,665

BOOK VALUE AS OF 31 December 2009	2,233	23,087	6	25,326

BOOK VALUE AS OF 31 December 2008	1,828	19,819	400	22,047

(3) FINANCIAL ASSETS

EUR 000	Other loans	Marketable securities (available for sale)	Investments in affiliated companies	Total

Acquisition costs
Balance as of 1 January 2010	0	0	228	228
Transfer to at-equity accounted investments	0	0	0	0
Additions	0	0	0	0
Disposals	0	0	0	0
Balance as of 30 September 2010	0	0	228	228
Accumulated impairments/reversals of impairments
Balance as of 1 January 2010	0	0	0	0
Impairments	0	0	0	0
Disposals	0	0	0	0
Transfer to at-equity accounted investments	0	0	0	0
Balance as of 30 September 2010	0	0	0	0

CARRYING AMOUNT AS OF 30 Sep. 2010	0	0	228	228
CARRYING AMOUNT AS OF 31 Dec. 2009	0	0	228	228

EUR 000	Other loans	Marketable securities (available for sale)	Investments in affiliated companies	Total

Acquisition costs
Balance as of 1 January 2009	4,145	3,244	92	7,481
Transfer to at-equity accounted investments	-4,317	-3,244	0	-7,561
Additions	1,969	0	136	2,105
Disposals	-1,797	0	0	-1,797
Balance as of 31 December 2009	0	0	228	228
Accumulated impairments/reversals of impairments
Balance as of 1 January 2009	815	1,306	0	2,121
Impairments	774	0	0	774
Disposals	-1,589	0	0	-1,589
Transfer to at-equity accounted investments	0	-1,306	0	-1,306
Balance as of 31 December 2009	0	0	0	0

CARRYING AMOUNT AS OF 31 December 2009	0	0	228	228

CARRYING AMOUNT AS OF 31 December 2008	3,330	1,938	92	5,360

In 2009 the convertible bond of Betbull Holding SE and the loan to BETBULL BWIN ESPAÑA (meanwhile Winners Apuestas S.A.) were exchanged for shares in Betbull Holding SE. Since bwin obtained significant influence over the entity, the investment, formerly classified as available for sale, is included in the consolidated historical financial information using the equity method as of the financial year 2009 (see note (4) on at-equity accounted investments).

Investments in affiliated companies relate to entities not consolidated due to their insignificance.

(4) AT-EQUITY ACCOUNTED INVESTMENTS

The development of these investments was as follows:

EUR 000	2010

Acquisition costs
Balance as of 1 January 2010	8,565
Additions	5,023
Reclassifications/transfers	-417
Balance as of 30 September 2010	13,170

Accumulated changes
Balance as of 1 January 2010	2,363
Result from at-equity accounted investments	2,182
Reclassifications/transfers	-417
Balance as of 30 September 2010	4,128

CARRYING AMOUNT AS OF 30 September 2010	9,042
CARRYING AMOUNT AS OF 31 DECEMBER 2009	6,202

The additions to at-equity accounted investments relate to the purchase of a 45% interest in Sajoo S.A.S. and an increase in the participation in Betbull Holding SE. For more information see note “change in the scope of consolidated historical financial information”.

The result from at-equity accounted investments in the amount of EUR 2,182 thousand relate to a gain of EUR 355 thousand from bwin e.K. and losses in the amount of EUR 735 thousand and EUR 2,333 thousand from Betbull Holding SE and Sajoo S.A.S. Further this result includes the reversal of the impairment of EUR 531 thousand relating to Betbull Holding SE. Measurement of the reversal of the impairment as of the reporting date of Betbull Holding SE was derived from the stock market price (EUR 1.6 per share).

EUR 000	2009

Acquisition costs
Balance as of 1 January 2009	2,332
Additions	6,233
Balance as of 31 December 2009	8,565

Accumulated changes
Balance as of 1 January 2009	-1,782
Result from at-equity accounted investments	78
Distributed share in profits	4,067
Balance as of 31 December 2009	2,363

CARRYING AMOUNT AS OF 31 DECEMBER 2009	6,202

CARRYING AMOUNT AS OF 31 DECEMBER 2008	4,114

The 2009 result from at-equity accounted investments includes in particular the proportionate results amounting to EUR 871 thousand and expenses (net impairment losses) resulting from the measurement of the investment in Betbull Holding SE amounting to EUR 27 thousand. Measurement as of the reporting date was based on the recoverable amount totaling EUR 4,682 thousand, which was derived from the stock market price (EUR .16 per share).

The aggregate financial information of at-equity accounted investments is as follows:

EUR 000	30 Sep. 2010		31 Dec. 2009

	total	proportionate	total	proportionate

BALANCE
Non-current assets	19,498	7,452	18,999	7,059
Current assets	21,496	9,258	10,807	4,335

Total assets	40,944	16,710	29,806	11,393
Shareholders’ equity	28,544	11,376	24,733	9,362
Non-current liabilities	0	0	0	0
Current liabilities	12,450	5,334	5,073	2,031

Total shareholders’ equity and liabilities	40,944	16,710	29,806	11,393

EUR 000	1. Jan. – 30 Sep. 2010		1. Jan. – 30 Sep. 2009 unaudited

	total	proportionate	total	proportionate

INCOME STATEMENT
Revenues	16,504	6,785	36,165	16,324
Operating expenses	-21,610	-9,008	-35,855	-15,889
Depreciation/amortisation	-864	-340	-4,529	-1,688
Financial result	-36	-13	-116	-37
Income taxes	-914	-359	-319	-159

Profit/loss for the period	-6,920	-2,935	-4,654	-1,449

(5) DEFERRED TAXES

The following deferred taxes were recognized for temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their relevant tax base:

EUR 000	30 Sep. 2010	31 Dec. 2009

Intangible assets	338	405
Financial assets	5,817	3,750
Provisions for severance payments and accrued holidays	162	152
Other provisions and liabilities	282	327

Deferred tax assets	6,599	4,634
Financial assets	-12	-11
Intangible assets	-28,074	-29,816
Marketable securities	-1,009	-883
Employee benefit obligations	-5	0
Cash flow hedge	-284	-229
Depreciation of plant and equipment on a pro rata temporis basis	-427	-285

Deferred tax liabilities	-29,811	-31,224

Total deferred taxes	-23,212	-26,590

of which deferred tax assets	214	225

of which deferred tax liabilities	-23,426	-26,815

Calculations of deferred taxes were based on the respective local corporate tax rates in effect.

The change in deferred taxes was recorded as follows:

EUR 000	30 Sep. 2010	30 Sep. 2009

Change in deferred taxes recognised in the income statement	3,908	101
Currency translation adjustment	-403	0
Change due to acquisitions	0	-1,344
Change recorded directly in shareholders’ equity	-127	-682

Change in deferred taxes	3,378	-1,925

For the following items, income taxes were recognized in other comprehensive income:

EUR 000	30 Sep. 2010	30 Sep. 2009

Deferred income taxes
Afs- reserve (marketable securities)	-118	-430
Cash flow hedge	-9	-252

Total	-127	-682

The income tax benefit/expense contains the following items:

EUR 000	1. Jan – 30 Sep 2010	1. Jan – 30 Sep 2009 unaudited

Change in deferred taxes recognised through profit and loss	3,908	101
Current taxes	-2,630	-3,091
Prior period taxes	-66	0

Tax expense/benefit	1,212	-2,990

The following is a reconciliation between the income taxes calculated on the basis on the applicable tax rates and the amount presented in the consolidated income statement:

EUR 000	1. Jan – 30 Sep 2010	Jan – 30 Sep 2009 unaudited

Profit/loss before tax	5,941	29,911

Calculated tax income/expense (25%)	-1,485	-7,478
Foreign tax-rate differential	6,662	692
Deferred tax assets not recognised	-4,499	2,866
Use of tax loss carry forwards for which no deferred tax assets have been previously recognised	457	15
Share-based payments	-368	-899
Prior period taxes	-66	0
Tax exempt income	1,074	2,395
Other	-563	-581

Tax expense/income recognised	1,212	-2,990

In total, tax loss carry-forwards amount to EUR 322,475 thousand (as of 31 Dec. 2009: EUR 230,348 thousand), for which no deferred tax assets were recognized. Of these total tax loss carry-forwards, an amount of EUR 309,524 thousand (as of 31 Dec. 2009: EUR 215,935 thousand) can be carried forward indefinitely, and an amount of EUR 12,951 thousand (as of 31 Dec. 2009: EUR 14,413 thousand) will expire between 2011 and 2018. As of September 2010 for future temporary deductible differences amounting to EUR 121,568 no deferred tax asset was recognized. This amount mainly relates to impairment on investments recognized in prior periods, which have to be allocated over seven years for tax purposes. In the nine month period ending 30 September 2010, deferred taxes for the current period amounting to EUR 4,499 thousand (for the period 1 Jan. to 30 Sep. 2009: EUR -2,866 thousand) relating to current tax losses and future temporary deductible differences were not recognized.

No deferred taxes were recognized for at-equity accounted investments. In total there were temporary differences in the amount of EUR 2,603 thousand (previous year: EUR 810 thousand) that would result in deferred tax assets amounting to EUR 651 thousand (as of 31 Dec. 2009: EUR 230 thousand), respectively.

No deferred tax assets were recognized for temporary differences between the Company’s share in the equity of its subsidiaries and their tax bases since bwin does not expect these differences to reverse within a reasonable time. The tax rate differential mainly relates to the tax exempt Gibraltar subsidiary bwin International Ltd. In 2011 the tax exempt status of this subsidiary will expire, however the Company does not expect that significant temporary differences will arise within this entity.

(6) INVENTORIES

The item inventories relates entirely to merchandise. No inventory write-downs due to decreased net sales prices occurred in the nine months period ending 30 September 2010 (for the period of 1 Jan. to 30 Sep. 2009: EUR 8 thousand) were recorded. The total cost of goods sold in the financial year was EUR 761 thousand (for the period of 1 Jan. to 30 Sep. 2009: EUR 742 thousand).

(7) RECEIVABLES, OTHER ASSETS AND PREPAID EXPENSES

EUR 000	31 Sep. 2010	31 Dec. 2009

Payment processing clearing accounts	31,653	29,477
Receivables from affiliated companies	168	156
Receivables from at-equity accounted companies	1,096	204
Receivables from marketing of German Soccer League rights	568	568
Trade accounts receivables	4,800	5,259
Interest and earnings in funds of funds	432	603
Security deposits	2,079	1,682
Receivables - commissions from sublicensing of German Soccer League rights	5,028	5,493
Other	12,396	12,136

Other financial assets	58,220	55,578
Balances on tax authorities’ accounts	8,008	9,324
Prepaid expenses	12,250	6,866

Other non-financial assets	20,258	16,190

Total	78,478	71,768

The item payment processing clearing accounts relates mainly to processing of Internet payments via clearing houses.

Due to existing contractual obligations, the two Executive Board members were each reimbursed for the bail imposed by a court in 2006 in the amount of EUR 300 thousand. Against the background of pending proceedings, the Company has recognized this amount as a receivable.

The item other receivables includes receivables from members of Executive Board of EUR 5,904 thousand (as of 31 Dec. 2009: EUR 5,900 thousand) relating to personnel related taxes and accrued interest charges. In November 2010, with the approval of the Supervisory Board of bwin AG, the executive board members were given a period of grace of 18 months at most to settle these receivables applying additional interest charges. The receivables are collateralized by their short-term employee benefits. Furthermore, New Media & Gaming Holding Ltd. acts as guarantor.

The item prepaid expenses relate mainly to prepaid advertising services and IT related expenses.

(8) MARKETABLE SECURITIES

Marketable securities consist of the following items:

EUR 000	30 Sep. 2010	31 Dec. 2009

Fund of funds	20,086	19,504
Other investment funds	9,644	9,585
Bonds	1,152	2,630

Total	30,882	31,719

Shares in investment funds amounting to EUR 3,000 thousand have been pledged as security for a bank guarantee in respect of the license granted to Winners Apuestas S.A. (formerly BETBULL BWIN ESPAÑA S.A.) since 2008.

(9) CASH AND CASH EQUIVALENTS

EUR 000	30 Sep. 2010	31 Dec. 2009

Cash in banks	130,228	153,109
Cash in funds of funds	8	6
Cash on hand	43	24

Total	130,279	153,139

EUR 6,511 thousand (as of 31 Dec. 2009: EUR 3,038 thousand) of total cash in banks served as guarantee for credit card transactions. Additionally, an amount of EUR 18,500 thousand (as of 31 Dec. 2009: EUR 15,000 thousand) related to a marketing agreement was deposited in a restricted account. Furthermore, cash amounting to EUR 3,000 thousand (as of 31 Dec. 2009: EUR 3,000 thousand) was pledged as security of a bank guarantee in respect of the license granted to Winners Apuestas S.A. (formerly BETBULL BWIN ESPAÑA S.A.).

(10) SHAREHOLDERS’ EQUITY

The share capital reported is the nominal capital of bwin AG amounting to EUR 36,001 thousand (as of 31 Dec. 2009: EUR 35,718 thousand). It is divided into 36,000,988 non-par value, fully paid bearer shares (31 Dec. 2009: 35,717,696 non-par value, fully paid bearer shares). The capital increases in the nine months period ending 30 September 2010 amounting to EUR 283 thousand relate to the exercise of stock options from conditional capital. Issuing costs recognized in equity mainly result from this capital increase.

In the reporting period, the Company declared and paid a dividend of EUR 22,925 thousand, which is equivalent to EUR 0.62 per share.

Non-controlling interest relate to interest of other shareholders in the UnitedGames Group, BWIN Mexico S.A. de C.V., and B.E.S. SAS.

Additional paid-in capital includes share premiums relating to the exercise of stock options, the expenses recognized in connection with share-based-payments, share premiums related to acquisitions, as well as effects of the sale of non-controlling interest in subsidiaries. The increase of additional paid in capital from the sale to non-controlling interest results from transactions with the Amaury Group, who acquired 25% interest in B.E.S. SAS, and the sale of 1.14% of United Games Group to a non-controlling shareholder.

For the reclassification of share-based payments to liabilities see note (5) to the statement of financial position and income statement.

(11) EMPLOYEE BENEFIT OBLIGATION

The provision for severance payment mainly relates to Austrian and Italian employees. In line with current developments, calculation of this obligation was based on a retirement age of 62 years unless agreed otherwise in individual employment contracts. The calculation was also based on a discount rate of 2.96% to 4.3% (as of 31 Dec. 2009: 5%), and an annual rate of compensation increase of 1.5% to 4%% (as of 31 Dec. 2009: 4%).

The following table provides a reconciliation of the changes in severance benefit obligations for the reporting period ended 30 September 2010 and 31 December 2009:

EUR 000	1 Jan. – 30 Sep. 2010	1 Jan. – 31 Dec. 2009

Defined benefit obligation (DBO) as at the beginning of the period	732	358
Service cost	235	110
Interest cost	24	23
Benefits paid	-33	0
Actuarial losses/gains	-9	60
Change in the scope of consolidated financial statements	0	181

Defined benefit obligation (DBO) as at the beginning of the period	949	732

(12) OTHER PROVISIONS

As in 2009, all other provisions were classified as current as of 30 September 2010. The following is a reconciliation of other provisions for the period ending 30 September 2010:

EUR 000	Balance as of 1 Jan. 2010	Use	Reversal	Exchange rate differences	Additions	Balance as of 30 Sep. 2010

Taxes	4,343	-2,724	0	0	2,029	3,648
Accrued outstanding vacation	5,480	-256	0	-20	939	6,143
Legal, audit and consulting fees	3,455	-1,968	-236	-13	4,130	5,368
Marketing	7,468	-4,095	-278	0	6,551	9,646
Staff-related provisions	2,989	-2,177	-201	-77	5,525	6,059
Other	10,493	-9,086	-2	0	3,778	5,183

Total	34,228	-20,306	-717	-110	22,952	36,047

Reversals of provisions are recorded in the line item in which the expense was originally recorded.

The increase in staff related and marketing provision is a result of the reporting date. The increase in provisions for legal, audit and consulting fees is mainly related to the planned merger.

For imposed fines an amount of EUR 975 thousand (as of 31 Dec 2009: EUR 670 thousand) has been recognized as provision for legal fees.

All provisions relate to items for which payment is expected in the following year.

(13) CURRENT LIABILITIES AND DEFERRED INCOME

EUR 000	30 Sep. 2010	31 Dec. 2009

Liabilities to at equity accounted investments	751	0
Trade accounts payable	24,927	26,397
Bettors’ clearing account	86,981	88,047
Payment processing clearing account	2,898	4,281
Other payroll related liabilities	173	2,425
Liabilities from business combinations	5,413	20,413
Other	2,015	560

Financial liabilities	123,158	142,123
Social security related liabilities	1,818	2,143
Tax liabilities	5,110	8,072
Deferred income	3,165	2,782

Other non-financial liabilities	10,093	12,997

Total	133,251	155,120

The liability from business combinations with reference to the acquisition of the Gioco Digitale Group amounting to EUR 5,000 thousand will become due upon the meeting of certain financial criteria in the second quarter of 2011.

The liability from the put-option (bwin Interactive Entertainment SA (PTY) Ltd is based on existing options contracts (put-options) which enable the bwin Group to control, in substance 100% of the entity.

Deferred income relates to betting stakes in the amount of EUR 2,687 thousand (as of 31 Dec 2009: EUR 2,598 thousand) already charged to the bettor’s accounts before the reporting date (pending bets) and where the related sporting events take place after the reporting date (for the most part in October of 2010).

(14) NON-CURRENT LIABILITIES

EUR 000	30 Sep. 2010	31 Dec. 2009

Liability resulting from the acquisition of the Gioco Digitale group	0	5,000
Liability resulting from the acquisition of the DSG Deutsche Sportwett Gesellschaft mbH	293	514

Total	293	5,514

(15) NET REVENUES AND OPERATING SEGMENTS

In accordance with IFRS 8, operating segments are identified based on the decision making process of the entity (management approach). Management controls the Company/the Group based on the information on the products offered (sport betting, poker, casino and games) and other services (payments, DFL). In addition, bwin e.K., though not controlled by the bwin Group, is fully consolidated on a pro-forma basis within sports betting for the purpose of providing management information. Management information on the segment level mainly relates to information on the activities in the segments (number of players, gross revenues). Management of results is primarily based on the key ratios EBITDA and EBIT at bwin Group level.

The bwin Group operates in the segments of sports betting, poker, casinos and games. The sports betting segment comprises not only conventional sports betting, but also LIVE betting, where bwin Group plays a leading role internationally. The casino and games segment comprises games like roulette, blackjack and virtual games. In the poker segment, the Company offers a multiplayer poker application in the field of B2C and B2B. In addition to these segments, the bwin Group extended its marketing portfolio by acquiring the international rights to market the games of the first and second divisions of the German Soccer League in 2006. The contract about the acquisition of these rights terminated in June 2009. Additionally, since 2008, bwin Group has been developing and offering services related to the clearing of payments (“Payment Service Providing”). Since these segments are not part of bwin Group’s core business (and due to lack of significance), they are combined and reported in other segments. Inter-segment pricing is determined on an arm’s length basis.

For the period 1 January to 30 September 2010

EUR 000	Sports betting	Casino and Games	Poker	Other Segments (Payments)	Total	Consolidation	Elimination bwin e.K.	Bwin Group total

Betting turnover	2,583,439	—	—	—	2,583,439	—	-52	2,583,387
Customer winnings	-2,389,182	—	—	—	-2,389,182	—	—	-2,389,182
Segment gross revenues	194,257	85,470	103,997	—	383,724	—	-52	383,672

Sales commissions	—	—	—	—	—	—	-121	-121
Customer bonuses (incl. loyalty programs)	-16,700	-6,077	-17,297	—	-40,073	—	35	-40,038
Other revenue reductions	—	—	—	—	—	—	—	—

Segment net revenues	177,557	79,393	86,700	—	343,651	—	-138	343,513

Other operating income
From transactions with external customers	-187	-113	915	3,976	4,998	—	-18	4,980
From transactions with other segments	804	360	3,234	6,377	10,775	-9,914	—	860

Segment revenues	178,174	79,640	91,256	10,353	359,424	-9,914	-156	349,353
Cost of Sales	-8,578	-1,069	-13,121	—	-22,768	—	—	-22,767

Gross Profit	169,596	78,571	78,135	10,353	336,655	-9,914	-156	326,585

Segment expenses	-133,476	-59,122	-91,133	-10,585	-294,316	9,914	-814	-285,216

Segment EBITDA	36,120	19,449	-12,998	-232	42,339	0	-970	41,368

Depreciation and amortization	-10,630	-4,971	-16,577	-1,178	-33,356	0	63	-33,294

Segment EBIT	25,490	14,478	-29,575	-1,410	8,983	0	-908	8,074

For the period 1 January to 30 September 2009 (unaudited)

EUR 000	Sports betting	Casino and Games	Poker	Other Segments (Payments)	Total	Consolidation	Elimination bwin e.K.	Bwin Group total

Betting turnover	2,265,626	0	0	0	2,265,626	0	-6	2,265,620
Customer winnings	-2,105,940	0	0	0	-2,105,940	0	0	-2,105,940
Segment gross revenues	159,686	72,914	81,129	0	313,729	0	-6	313,723

Sales commissions	0	0	0	0	0	0	-18,883	-18,883
Customer bonuses (incl. loyalty programs)	-18,003	-625	-13,634	—	-32,262	0	2,093	-30,169

Segment net revenues	141,683	72,289	67,495	—	281,467	—	-16,796	264,671

Other operating income
From transactions with external customers	13,838	6,735	7,677	—	28,250	0	6,070	24,388
From transactions with other segments	0	0	0	4,967	4,967	-4,967	0	0

Segment revenues	155,521	79,024	75,172	4,967	304,750	-4,967	-10,725	289,058

Cost of Sales	-2,616	-481	-4,160	—	-7,257	—	—	-7,257

Gross Profit	152,905	78,543	71,012	4,967	297,493	-4,967	-10,725	281,801

Segment expenses	-126,897	-58,641	-66,576	15,563	-236,550	4,967	8,040	-223,543

Segment EBITDA	26,008	19,902	4,436	10,596	60,943	0	-2,685	58,258

Depreciation and amortization	-7,556	-3,772	-9,042	-10,503	-30,873	0	74	-30,799

Segment EBIT	18,453	16,131	-4,606	93	30,071	0	-2,611	27,459

Information on regions

Information on regions is based on location of the players and is presented on a pro forma consolidated basis:

	Net revenues		Segment non-current assets

Region	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited	As of 30.09.2010	As of 31.12.2009

Germany	99,772	66,656	26,205	25,492
Italy	54,815	27,965	150,454	154,776
Greece	32,117	32,478	8,323	9,410
Spain	22,129	18,692	5,776	5,545
France	23,179	18,890	4,485	5,704
Austria	16,288	15,756	4,163	4,483
other regions	95,213	84,235	24,599	24,437

Total	343,513	264,671	224,004	229,847

As net revenues of at-equity accounted companies are not included in regional figures, the carrying amounts of these investments have not been allocated to the segment non-current assets. Furthermore, due to the definitions of IFRS 8, financial instruments and deferred tax assets are not included in any segment.

(16) OTHER OPERATING INCOME

EUR 000	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited

Revenues from sublicensing of German soccer league marketing rights	0	14,869
Income from consulting services	992	6,420
Income from fees charged	1,437	640
Other	3,411	2,459

Total	5,840	24,388

(17) COST OF SALES

Cost of sales represents amounts expensed in relation to gaming duties.

(18) EXPENSES FOR SERVICES RECEIVED

EUR 000	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited

Services provided by third parties	23,217	18,164
Internet data line, internet charges	2,422	1,462
Calculation of betting odds	2,945	3,184
Information services	1,043	870
Commissions	811	476
Gaming Software License fees	6,175	4,613
Other	632	567
Total	37,245	29,336

(19) PERSONNEL EXPENSES

EUR 000	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited

Salaries	58,139	47,711
Payroll-related taxes and contributions	15,482	12,340
Share-based payments	6,459	5,952
Expenses for severance payments and contributions to severance payment funds	2,387	1,808
Other social benefits	1,580	1,059

Total	84,047	68,870
Less own work capitalised	-9,025	-9,575
Total	75,022	59,295

In 2010, the Company paid EUR 455 thousand (for the period 1 Jan. to 30 Sep.: EUR 427 thousand) to the severance payment fund (VBV-Mitarbeitervorsorgekasse AG) for the defined contribution severance plan.

Share-based payments expense include expense for cash-settled share-based payments amounting to EUR 1,783 thousand, which became payable due to change-of-control clauses. For further information see note (5) to the statement of financial position and income statement.

The number of employees is as follows:

	Reporting date		Average

	30 Sep. 2010	31 Dec. 2009	1. Jan. – 30 Sep. 2010	1. Jan. – 31 Dec 2009.

Employees	1,576	1,526	1,560	1,442
Freelance workers	43	44	46	48

Total	1,619	1,570	1,606	1,490

(20) MARKETING EXPENSES

EUR 000	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited

Offline advertising	22,705	14,977
Sponsoring	28,706	27,152
Online advertising	28,026	24,824
Other	12,160	5,054
Total	91,598	72,007

(21) OTHER OPERATING EXPENSES

EUR 000	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited

Bank charges	20,969	18,849
Legal, audit and consulting fees	19,465	11,830
Travel and communication expenses	6,381	5,323
Office expenses and personnel leasing	1,149	819
Foreign exchange losses	3,194	-747
Rental and leasing expenses	8,938	8,704
Expenses attributable to office operations incl. software maintenance	5,266	4,648
License fees	927	1,566
Investor relations	215	203
Bad debt expense/income	420	-175
Non-income taxes	653	832
Other	13,776	11,054

Total	81,353	62,906

(22) DEPRECIATION, AMORTIZATION, IMPAIRMENTS AND REVERSALS

Depreciation/amortization, impairments and reversals are composed of the following:

EUR 000	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited

Depreciation and amortisation of Software	9,780	6,719
Licenses	1,006	383
Customer bases	14,080	6,631
Marketing rights	0	9,675
Plant and equipment	8,428	7,391

Total	33,294	30,799

bwin Group carried out an impairment test of all CGUs of the Ongame Group and Gioco Digitale Group since intangible assets with indefinite useful lives had been allocated to these CGUs. This impairment test was based on the determination of the recoverable amount at the respective reporting dates by means of the preliminary five-year medium-term business plan for the subgroups. This business plan was based on past experience and management’s best estimates of future developments, but did not take into consideration any potential effects of the planned merger with PartyGaming Plc.

For the purpose of determining the recoverable amount of each CGU, bwin Group estimated the cash inflows for a planning period of five years (detailed planning period) and also simplistically beyond the five year period (based on a residual value). Determination of the residual value was based on an assumed steady growth rate for the following years of 2% (2009: 2.0%).

The recoverable amount of the CGUs was determined using the discounted cash flow method with a discount rate after tax of 11,5% (2009: 14%). Any impairment recognized is determined by comparing the recoverable amount to the carrying amounts of the intangible assets as well as plant and equipment attributable to the CGUs. The CGUs of the Ongame Group and of Gioco Digitale Group are defined by their product segments (sports betting, poker, casino and games) and are differentiated by the geographical regions.

In the nine months period January to September 2010, the impairment testing did not result in any impairment charges.

For the impairment test of the Gioco Digitale Group, an increase/decrease in the discount rate of 1% and an increase/decrease in the growth rate of 1% would have the following effect on the recoverable amount and the net impairment charge or reversal.

	Discount Rate		Growth Rate
EUR 000	-1%	+1%	-1%	+1%
Effect of recoverable amount	15,710	-12,716	-8,129	10,048
Effect on impairment charge (-) / reversal (+)	0	-6,190	-1,602	0

For the purpose of determining the recoverable amount of the CGUs of Gioco Digitale Group, bwin Group assumed a compound average growth rate of 5% (2009: 6.4%) for the detailed planning period beyond the budgeted period. Additionally, bwin Group based the calculation on the assumption that further products (online casino and poker cash games) will be admitted in Italy in the first half-year of 2011.

For the impairment test of the Ongame Group, an increase/decrease in the discount rate of 1% and an increase/decrease in the growth rate of 1% would have the following effect on the recoverable amount and the net impairment charge or reversal.

	Discount Rate		Growth Rate
	-1%	+1%	-1%	+1%
Effect of recoverable amount	6,034	-4,896	-3,083	3,811
Effect on impairment charge (-) / reversal (+)	0	0	0	0

For the purpose of determining the recoverable amount of the CGUs of the Ongame Group, bwin assumed a compound average growth rate of 2.5% (2009: 5%) for the detailed planning period beyond the budgeted period.

(23) FINANCIAL RESULT

EUR 000	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited

Income from
interest and related income	246	794
interest from financial investments	175	422
disposal of marketable securities	30	203

Financial income	451	1,419
Expenses on
interest and other expenses	-397	-56
Disposal of short term marketable securities	-5	0

Financial expenses	-402	-56

Financial result	49	1,363

The financial result includes the following items:

For the period 1 January to 30 September 2010	Net gains/losses

EUR 000	Impairment	Other *)	Interest income	Interest expense	Total

From cash and cash equivalents	0	0	246	0	246
From loans and receivables	0	0	0	0	0
From marketable securities available for sale	0	25	175	0	200
From liabilities at amortised cost	0	0	0	-15	-15
Other	0	0	0	-382	-382
Total Financial result	0	25	421	-397	49

For the period 1 January to 30 September 2010 unaudited	Net gains/losses

EUR 000	Impairment	Other *	Interest income	Interest expense	Total

From cash and cash equivalents	0	0	794	0	794
From loans and receivables	0	0	185	0	185
From marketable securities available for sale	0	203	237	0	440
From liabilities at amortised cost	0	0	0	-12	-12
Other	0	0	0	-44	-44
Total Financial result	0	203	1,216	-56	1,363

*) Other net gains/losses comprise in particular gains/losses from fair value adjustments and from disposal.

(24) EARNINGS PER SHARE

Basic earnings per share are calculated on the basis of the weighted average of ordinary shares outstanding during the reporting periods. For the purpose of calculating diluted earnings per share, the weighted average was adjusted for potentially dilutive shares.

The following table is a reconciliation of the number of ordinary shares outstanding:

Units

Outstanding capital 31 December 2008	32,577,132
Capital increase 1 May 2009	112,344
Capital increase 29 May 2009	157,801
Capital increase 18 June 2009	10,000
Capital increase 4 September 2009	58,895
Outstanding capital 30 September 2009	32,916,172
Capital increase 31 October 2009	2,348,000
Capital increase 4 December 2009	299,938
Outstanding capital 31 December 2009	35,564,110
Capital increase 30 April 2010	139,278
Capital increase 4 June 2010	99,714
Capital increase 4 September 2010	44,300
Outstanding capital 30 September 2010	35,847,402
Treasury shares	153,586
Share capital reported 30 September 2010	36,000,988
Share capital reported 31 December 2009	35,717,696
Weighted average shares outstanding during the nine month period ending September 2010	35,689,486
Weighted average shares outstanding during the nine month period ending September 2009	32,720,776

At the reporting date, share capital amounting to EUR 35,717,696 was registered in the companies’ register. Capital increases from conditional capital effected before 30 September 2010 became effective with the issue of the respective share certificates, but will be registered with the companies’ register only after 30 September 2010.

The number of potentially dilutive shares in the nine months period ending 30 September 2010 was 1,325,876 (for the period 1 Jan. to 30 Sep. 2009: 1,236,311 shares due to granted options (see “Options”). Diluted earnings per share were therefore calculated on the basis of 37,015,362 (for the period 1 Jan. to 30 Sep. 2009: 33,957,088) shares outstanding.

In calculating basic and diluted earnings per share, Profit/loss for the period attributable to parent company equity holders according to the Consolidated Income Statement was used as the numerator.

NOTES TO THE CASH FLOW STATEMENT

Cash and cash equivalents presented in the cash flow statement only include cash and cash equivalents reported in the statement of financial position. The cash flow statement was prepared using the indirect method for cash flows from operating activities. Note (9) to the statement of financial position and the income statement contains details about the composition of the cash and cash equivalents fund. Interest payments and dividends received are disclosed within operating activities.

In the nine months period ending 30 September 2010 no significant non cash transactions occurred.

In the nine months period ending 30 September 2009, bwin acquired United Games and DSG Deutsche Sportwett Gesellschaft mbH. The item “payments for acquisition of subsidiaries” include the portions of the purchase price already paid in 2009 amounting to EUR 1,934 thousand less cash and cash equivalents acquired amounting to EUR 1,023 thousand. Further an amount of EUR 11,054 thousand for the payment of the liability from the purchase of marketing rights which had been eliminated as a non-cash transaction in previous years, was included in payments for the acquisition of assets (net cash flow from investing activities).

OTHER INFORMATION

1. FINANCIAL INSTRUMENTS

Fair value of financial instruments

Cash and cash equivalents, trade accounts receivable and payable as well as receivables and liabilities due to and due from related parties have maturities of less than one year and their carrying amounts approximate their fair values. The fair values of marketable securities available for sale are mainly based on the relevant market prices. The fair values of non-current financial liabilities are based on the present values of the anticipated future payments discounted at the current interest rate at which the Company estimates that comparable financial instruments could be obtained. The fair values of other non-current receivables with maturities of more than one year correspond to the present values of the cash flows derived from the assets, taking into account the current interest rate parameters that reflect market- and partner-based changes to terms, conditions and expectations.

Investments in affiliated companies include unquoted equity instruments such as investments in companies not consolidated, and are measured at cost. These equity instruments are not recorded at fair value, since a fair value cannot be reliably determined due to the absence of an active market. They are therefore carried at cost less impairment charges. The amount of the impairment is calculated as the difference between the carrying amount of the financial asset and the present value of future cash flows, discounted at the current market yield on a comparable financial asset.

The following table shows the carrying amounts and fair values of the financial instruments by type of financial assets and financial liabilities:

EUR 000	Carrying amount 30 Sep. 2010	Fair value 30 Sep. 2010	Carrying amount 31 Dec. 2009	Fair value 31 Dec. 2009

Financial assets
Cash and cash equivalents	130,279	130,279	153,139	153,139

Loans and receivables
Receivables and other financial assets	57,140	57,140	54,706	54,706

Financial assets available for sale
Carried at cost

Investments in subsidiaries not consolidated*	228	228	228	228

Carried at fair value
Current marketable securities	30,882	30,882	31,719	31,719

Total	31,110	31,110	31,947	31,947

Financial assets resulting from cash flow hedges
Forward exchange contracts	1,080	1,080	872	872

Total	219,609	219,609	240,664	240,664

Financial Liabilities EUR 000	Carrying amount 30 Sep. 2010	Fair value 30 Sep. 2010	Carrying amount 31 Dec. 2009 (adjusted)	Fair value 31 Dec. 2009 (adjusted)

Carried at cost
Current liabilities	123,158	123,158	142,124	142,124
Non-current liabilities	293	293	5,513	5,513

Total	123,451	123,451	147,637	147,637

* The fair value of investments in not consolidated subsidiaries is not calculated due to the fact that they are insignificant and do not have quoted stock prices; therefore the carrying amount represents the fair value.

Financial risk management

Overview

bwin Group is exposed to credit risks, market risks (interest and foreign currency exchange rate risks) as well as liquidity risks in the management of its financial assets and liabilities.

Credit risks

Credit risk is the risk of a financial loss if a customer or contracting partner fails to fulfill his or her contractual obligations. The maximum credit risk exposure corresponds to the carrying amount of the respective items and further credit risks from guarantees (see section 4 “Other obligations and contingent liabilities”).

Loans and receivables

The Company’s credit risk mainly relates to loans and receivables (payment processing clearing accounts (payment service providers), receivables from marketing of German Soccer League rights, receivables from at-equity accounted companies and is largely defined by the individual characteristics of each customer. To control the credit risk of payment service providers, the Company only does business with those that have first-class ratings or are of excellent financial standing.

The creditworthiness of each new customer is analyzed individually in respect to the payment processing with customers. The risk of default in credit card payments of customers is monitored continuously by means of credit enquiries, credit limits and routine controls. The loss of an individual customer would not have a major impact on the consolidated historical financial information due to the large number of customers (low concentration of risk). Generally, the Company does not ask for collaterals.

The following table shows the aging of loans and receivables and bad debt allowance recognized as of 30 September 2010 and 31 December 2009.

EUR 000	Gross 30 Sep 2010	Bad debt allowance 30 Sep 2010	Gross 31 Dec 2009	Bad debt allowance 31 Dec 2009

Not yet due	52,892	-402	46,279	0
0–90 days overdue	1,143	0	1,653	0
91–180 days overdue	204	0	911	0
181–360 days overdue	1,665	-59	3,508	-129
More than one year overdue	3,160	-1,463	4,856	-2,372

Total	59,064	-1,924	57,207	-2,501

Total net		57,140		54,706

Change in bad debt allowance recognised through profit and loss		577		959

The Company analyzes its receivables individually with respect to various risks and records allowances if necessary.

Bad debt allowance amounting to EUR 1,463 thousand (as of 31 Dec. 2009: EUR 1,432 thousand) relates to receivables from payment service providers and to EUR 400 thousand (as of 31 Dec. 2009: EUR 1,069 thousand) to receivables from the marketing of German Soccer League rights.

For a breakdown of loans and receivables by debtors, see note (7) to the statement of financial position and the income statement.

Financial assets and marketable securities

There are no overdue financial assets and marketable securities. The Company holds no collaterals.

For a breakdown of financial assets and securities by type, see note (3) to the statement of financial position and income statement.

Market risks

Market risk is defined as the risk that changes in market prices, such as foreign exchange rates and interest rates will have an effect on the Company’s earnings by affecting the fair value of or future cash flows derived from the financial instruments held by the Company. The risk management of bwin Group is also aimed at monitoring and controlling these risks.

Interest rate risk

The interest rates of the financial assets and liabilities are as follows:

EUR 000	Carrying amount as of 30 Sep. 2010	Carrying amount as of 31 Dec. 2009

Fixed interest rate instruments	32,484	46,941
Variable interest rate instruments	128,600	137,887

Total	161,084	184,828

EUR 000	Interest rate	Carrying amount as of 30 Sep. 2010	Carrying amount as of 31 Dec. 2009

Fixed rate instruments
liabilities from marketing rights	4.00%	0	0

		0	0
Variable rate instruments
liabilities resulting from acquisitions	1.25%	587	807

		587	807

Total		587	807

Sensitivity analysis of fixed interest rate financial instruments

Since the Company has not designated fixed interest rate financial assets or liabilities as “at fair value through profit or loss”, changes in interest rates would not have any effect on the Company’s income or loss for the year nor on the Shareholders’ equity.

Sensitivity analysis for variable interest rate financial instruments

Since the Company holds variable interest rate financial assets or liabilities, changes in interest rates would have an effect on the Company’s income or loss for the year. The Company is therefore exposed to interest rate risk. Based on the balances of cash in banks as of the reporting date, changes in interest rates could have the following effects on the income/loss for the period:

EUR 000	30 Sep. 2010	31 Dec. 2009

Increase in interest rate by 1%	989	1,088
Decrease in interest rate by 1%	-191	-96

Exchange rate risk

The following financial assets and liabilities were exposed to a foreign exchange rate risk:

30 September 2010

	Carrying amount in EUR 000

	CZK	USD	DKK	GBP	EUR	Other	Total

Financial assets
Cash in banks	925	1,505	540	1,473	4,209	1,510	10,162
Payment processing clearing account	615	9,483	434	624	186	2,646	13,988

Financial liabilities
Clearing accounts bettors	-1,671	-25,779	-1,181	-1,698	-505	-7,193	-38,027

Net exposure	-131	-14,791	-207	399	3,890	-3,037	-13,877

31 December 2009

	Carrying amount in EUR 000

	CZK	USD	DKK	GBP	EUR	Other	Total

Financial assets
Cash in banks	6,848	777	6,148	2,643	6,009	2,997	25,422
Payment processing clearing account	447	11,096	397	458	0	2,082	14,480

Financial liabilities
Clearing accounts bettors	-1,334	-33,143	-1,187	-1,367	0	-6,218	-43,249

Net exposure	5,961	-21,270	5,358	1,734	6,009	-1,139	-3,347

Sensitivity analysis of the effects of changes in foreign exchange rates on the income/loss for the period

30 September 2010

EUR 000	CZK	USD	DKK	GBP	EUR	other	total

10% increase EUR	13	1,479	21	-40	-389	304	1,388
10% decrease EUR	-13	-1,479	-21	40	389	-304	-1,388

31 December 2009

EUR 000	CZK	USD	DKK	GBP	EUR	other	total

10% increase EUR	-596	2,127	-536	-173	-601	114	335
10% decrease EUR	596	-2,127	536	173	601	-114	-335

See section “Foreign currency translation” for average exchange rates and those effective as of the reporting dates.

The exchange rate gains and losses recognized in respect of receivables and liabilities, recorded in other operating income and expense are shown in the following table:

EUR 000	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited

Exchange rate gains (21)	12,551	10,936
Exchange rate losses (21)	-15,745	-10,189

Total losses/gains	-3,194	747

In order to mitigate the risk of exchange rate losses, since 2009 bwin Group hedges, by means of forward contracts, the future cash flows in Euro from subsidiaries with functional currencies other than the Euro. The hedging volume amounts to 70% of the expected cash flows. The transactions represent intragroup cash flows, for which hedge accounting in general would not be applicable. However, the foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss.

The anticipated effects of these forward contracts on cash flows as well as on the result are as follows:

30 September 2010

EUR 000	Carrying amount (fair value)	Contractually agreed cash flow	Within 6 months	Within one year	One to two years	More than two years

Financial assets from cash flow hedges
Forward exchange contracts	1,080	1,085	1,085	0	0	0

31 December 2009

EUR 000	Carrying amount (fair value)	Contractually agreed cash flow	Within 6 months	Within one year	One to two years	More than two years

Financial assets from cash flow hedges
Forward exchange contracts	872	881	566	315	0	0

Liquidity risk

The liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due, or be unable to realize its investments. The purpose of the risk management of bwin Group is to create sufficient liquidity to enable the Group to meet its liabilities as they become due under both normal and stressed conditions. The liquidity risk is assessed as low due to the fact that the Company has sufficient liquidity.

Exposure to liquidity risk

The following table sets out the maturities of financial liabilities:

30 September 2010

EUR 000	Carrying amount (fair value)	Contractually agreed cash flow	Less than one year	One to two years	Two to five years	More than five years

Originated financial liabilities
Short-term liabilities	123,158	123,158	123,158	0	0	0
Long-term liabilities	293	293	0	293	0	0

Total	123,451	123,451	123,158	293	0	0

31 December 2009

EUR 000	Carrying amount (fair value)	Contractually agreed cash flow	Less than one year	One to two years	Two to five years	More than five years

Originated financial liabilities
Short-term liabilities	142,124	142,124	142,124	0	0	0
Long-term liabilities	5,513	5,513	0	5,293	220	0

Total	147,637	147,637	142,124	5,293	220	0

Anticipated cash flows are not expected to deviate from contracted cash flows.

Fair-value hierarchy of financial instruments

The following table shows financial instruments measured at fair value based on a three-level fair value hierarchy that reflects the significance of the inputs in such fair value measurements:

          Level 1: Fair values measured using quoted prices (unadjusted) in active markets for identical instruments.

          Level 2: Fair values measured using directly or indirectly observable inputs, other than those included in Level 1.

          Level 3: Fair values measured using inputs that are not based on observable market data.

30 September 2010

Financial assets In EUR 000	Level 1	Level 2	Level 3	Total

Assets available for sale
Measured at fair value marketable securities, current	30,882	0	0	30,882

Financial assets from cash flow hedges
Forward exchange contracts	0	1,080	0	1,080

Total	30,882	1,080	0	31,962

31 December 2009

Financial assets In EUR 000	Level 1	Level 2	Level 3	Total

Assets available for sale
Measured at fair value marketable securities, current	31,719	0	0	31,719

Financial assets from cash flow hedges
Forward exchange contracts	0	872	0	872

Total	31,719	872	0	32,591

Funding sources

In addition to other central functions, bwin AG also carries out a financing function for bwin Group, though in principle the Group’s operational cash flow is an internal financing source providing sufficient liquidity to enable the bwin Group to meet its operational payment obligations. The Austrian capital market is an external source of financing used primarily for major acquisitions, though in the past the bwin Group’s main source of financing has been equity.

2. CAPITAL MANAGEMENT

Management strives to balance growth and return to shareholders by primarily focusing on profitable growth and aims to maintain a strong capital base in order to retain the confidence of investors, creditors and the market and ensure the sustainable development of the Company in the future.

The Company manages its capital to ensure that group entities will be able to continue as a going concern while maximizing the return to stakeholders by optimizing of the entities’ debt and equity balances. The distribution of dividends is not the primary objective of the Company; the primary objective is a sustained increase in the shareholder value.

Currently, the management of the Company is committed to optimizing the networking capital, which is essentially defined as liquidity (cash and cash equivalents and marketable securities) in relation to liabilities to bettors to provide the Company with liquidity to the maximum extent possible to sustain the Company’s growth.

This ratio was as follows:

EUR 000	30 Sep 2010	31 Dec 2009

Cash and cash equivalents	130,279	153,139
Marketable securities	30,882	31,719
less liabilities to bettors	-86,981	-88,047

Total	74,180	96,811

Except for the FSA licensed subsidiaries of bwin Group, no other group companies are subject to externally imposed capital requirements. During the reporting period, bwin Group complied with those requirements.

3. RELATED PARTY TRANSACTIONS

Related parties in accordance with IAS 24 are the Members of the Executive and Supervisory Board, at-equity accounted investments as well as non-consolidated subsidiaries. No significant transactions other than those reported were effected with these related parties.

Members of the Executive and Supervisory Board

The following officers and directors were members of the Company’s Executive and Supervisory Boards during the current year and at the time the consolidated historical financial information were prepared:

Members of the Executive Board:

Manfred Bodner
Norbert Teufelberger

Members of the Supervisory Board:

Hannes Androsch (Chairman)
Alexander Knotek (Deputy chairman)
Helmut Kern

Georg Riedl
Herbert Schweiger
Per Afrell

The following table contains disclosures about the members of the Executive Board:

For the period 1 January to 30 September 2010

EUR 000	Manfred Bodner	Norbert Teufelberger

Fixed salaries	411	411
Variable salaries	0	0
Remuneration in kind	0	0

Total	411	411

For the period 1 January to 30 September 2009 unaudited

EUR 000	Manfred Bodner	Norbert Teufelberger

Fixed salaries	411	411
Variable salaries	0	0
Remuneration in kind	0	0

Total	411	411

For information on share based payments, see section 5 “Options”. As of 30 September 2010 the members of the Executive Board directly or indirectly hold a total of 5.6% (as of 31 Dec. 2009: 5.6%) of the parent company’s share capital.

Members of the Executive and Supervisory Boards who exercised a considerable influence on the financial and business policies of bwin Group in the course of their activities with bwin Group also exercised a considerable influence over the business policies of other companies. In 2009, the Company concluded service agreements with two entities, each with a managing director who is also a member of the Company’s Supervisory Board. Following these agreements, expenses for consulting amounting to EUR 194 thousand (for the period 1 Jan. to 30 Sep. 2009: EUR 525 thousand) and liabilities amounting to EUR 2 thousand (as of 31 Dec. 2009: EUR 2 thousand) were recorded as of 30 September 2010. A provision of EUR 231 thousand (for the period 1 Jan. to 30 Sep. 2009: EUR 245 thousand) was recorded for the remuneration of Supervisory Board members. For information on share-based payments, see section 5 “Options”. Regarding present receivables see note (7) to the statement of historical financial information and the income statements.

At-equity accounted investments

In the nine months period ending September 30, 2010 bwin e.K charged the Company EUR 4,025 thousand for services. Liabilities as of the reporting date amounted EUR 736 thousand (as of 31 Dec 2009: receivables amounting to EUR 204 thousand). These liabilities are current in term and payment terms are based on the Companies’ general payment conditions. For the nine months period ending September 30, 2009 the Company charged EUR 23,137 thousand to bwin e.K for services provided under a service contract. bwin e.K charged the Company EUR 5,928 thousand for expenses relating to cooperation agreement.

As of 30 September 2010, there is a liability of EUR 16 thousand (as of 31 Dec. 2009: EUR 0) due to Betbull Holding SE. The Company charged EUR 182 thousand (for the period 1 Jan. to 30 Sep. 2009: EUR 0) to Betbull Holding SE and recorded expense charged by Betbull Holding SE of EUR 201 thousand (for the period 1 Jan. to 30 Sep. 2009: EUR 0). bwin AG has guaranteed in a total amount of EUR 9,600 thousand (as of 31 Dec. 2009: EUR 9,600 thousand) for Winners Apuestas S.A. (see also “Other obligations”).

The Company charged EUR 358 thousand for bookmaking, customer support and other expenses incurred to Sajoo S.A.S. as well as EUR 700 thousand as setup fee. As of September 30, 2010 the receivable to Sajoo S.A.S. amounted to EUR 1,097 thousand.

Other

For business transactions with BWIN INTERACTIVE ENTERTAINMENT SA (PTY) LTD, which is a not consolidated affiliated company, see section 4 “Other obligations and contingent liabilities”. Furthermore, receivables from affiliated companies disclosed in note (7) to the statement of historical financial information and the income statements, mostly relate to this company.

4. OTHER OBLIGATIONS AND CONTINGENT LIABILITIES

Regulatory environment

bwin Group maintains gaming licenses in a number of Member States of the European Union (EU) (including France, Italy, Austria and Gibraltar) and generates substantial revenues from customers across the EU. The regulatory environment for online games of chance within the EU is still characterized by different policies in respect of gaming of individual Member States. More and more Member States, however, recognize that entertainment in the form of online gaming is becoming more and more popular and that the appropriate regulation of online gaming is essential. Italy and Great Britain have been leading the way for many years.

France finally opened its online sports betting and poker market in June 2010 and Denmark is about to implement a licensing regime in 2011. Spain has published a draft for a new federal gaming law in September 2010 and even countries such as Greece, Germany and the Netherlands have recently started discussions on an at least partial opening of their gaming markets. Several other countries have introduced working groups with the aim to specify the future gaming strategy in their jurisdiction.

The trend towards regulation of online gaming has further been boosted by the recent rulings of the European Court of Justice (ECJ) in the cases Markus Stoß (C-316/07), Carmen Media (C-46/08), Winner Wetten (C-409/06) and Engelmann (C-64/08). In Carmen Media and Markus Stoß, the ECJ held that the German lottery and sports betting monopoly in its current form was not in compliance with EU law as it did not pursue its objectives allegedly pursued in a consistent and systematic manner. The ECJ emphasized again the necessity of a consistent, coherent and systematic gaming policy and set narrow limits for the justification of state monopolies. The ECJ further reconfirmed that no sanctions may be applied against operators, who, because of national provisions which are not in line with EU law, were not able to obtain permits to offer gaming in the respective Member State.
In the Engelmann ruling, the ECJ ruled that the Austrian legislation, under which only Austria-registered companies were eligible to apply for a casino license and to operate a casino, was incompatible with the freedom of establishment under EU law as there are less restrictive measures available to monitor the activities and accounts of such operators. Gaming licenses must further be awarded in a tender procedure in line with the principle of equal treatment thereby following the obligation of transparency.

Risks related to pending litigation

As a result of the as yet unharmonized legal situation in Europe with respect to online gaming, authorities and monopoly operators in several EU Member States have tried to enforce national gaming laws and impose sanctions against operators licensed in other Member States with a view to preventing such operators from offering their services to domestic customers. There are still administrative and court proceedings pending against the Company and/or its subsidiaries and license and cooperation partners in several countries representing important markets for bwin Group (including but not limited to Germany and Portugal). Apart from this, there are criminal offences and proceedings pending against bwin Group and its officers in some countries. These proceedings include the legal admissibility of online gaming, the validity and scope of gaming permits, and the location of sports betting premises. In each case the prosecutor’s main aim is to restrict bwin Group’s activities geographically. In light of the recent ECJ rulings (see above), however, bwin Group’s chances for a positive outcome of these cases have increased significantly.

Regardless of infringement proceedings initiated by the European Commission against the German State Treaty on Gaming and several pending cases at the ECJ for a preliminary ruling that have been referred by German courts, authorities and courts of several German states have rigorously applied the questionable internet ban during the past years and initiated administrative criminal proceedings against bwin Group and other private operators. The majority of German states have issued cease-and-desist-orders against bwin AG, bwin International Ltd. and bwin e.K. prohibiting bwin Group’s activities in the respective state. Although the cease-and-desist-orders have been challenged with complaints to the competent administrative courts, the authorities of various states (particularly Bavaria, Baden-Wuerttemberg and Nordrhein-Westphalia) have imposed penalties against bwin Group for alleged non-compliance with the contested cease-and-desist-orders. The latest fines were imposed in August 2010. The Company considers the probability that menaced penalties will be imposed as remote. Therefore no provision has been recognized.

Several German monopoly operators have further filed competition lawsuits against bwin AG, its officers (members of the Executive Board), bwin International and/or bwin e.K., all of which are aimed at prohibiting bwin Group’s operations on a nationwide basis or at least in individual states. On 18 November 2010, the German Supreme Court rejected the complaint initiated by Westlotto, confirmed bwin Group’s legal position and stated that Westlotto cannot stop bwin Group from offering games of chance to German residents. Three further cases are currently pending before the German Supreme Court. In light of the recent positive rulings of the ECJ and the German Supreme Court, bwin Group is confident that the Supreme Court will also decide the remaining pending cases in its favor.

The outcome of the proceedings in Germany is of considerable economic significance to bwin with a view to safeguarding its operations in this market, and due to its financial involvement in bwin e.K., an at-equity accounted investment.

On 9 November 2010, the Portuguese Criminal Court of Porto of first instance has rendered its decision in a case initiated by the Gaming Department of the Portuguese monopoly operator Santa Casa against bwin Group and the Portuguese Soccer League, which presented the initial local proceedings that resulted in the ECJ’s Liga Portuguesa ruling of 8 September 2009. Although the court has in principle confirmed the fines imposed by the Gaming Department, it reduced the amount from approx. EUR 75,000 each to EUR 30,000 each and stated that bwin Group’s offer on www.bwin.com would only be punishable in Portugal through links on local websites. bwin Group believes that the Portuguese court in particular did not properly assess the recent ECJ rulings and lodged an appeal on 24 November 2010.

In particular in light of the recent ECJ rulings and based on the opinion of legal experts, the management of the Company expects these proceedings to have a positive outcome. Nevertheless, the negative outcome of individual cases could have adverse effects on the assets and liabilities, financial position and results of operation of the bwin Group.

Current tax audit of bwin Interactive Entertainment AG

bwin AG, ultimate parent company of bwin Group, has been subject to a tax audit performed by the Austrian tax authorities since 2007. This audit was finalized with a tax assessment notice in June 2010 and the Austrian tax authorities demanded payment of value-added tax arrears in the amount of EUR 6.4 million for the period 2002 to 2004.

The main result of the tax audit is the assessment of VAT on the supporting services that bwin AG is rendering to bwin International Ltd. as bwin International Ltd. is regarded to run a fixed establishment (“feste Niederlassung”) while using technical infrastructure of the parent company located in Vienna. The data processing in the process of distributing the gaming offers is regarded as fixed establishment of bwin International Ltd. in Austria. bwin AG regards this tax assessment notice as legally unjustifiable and appealed the assessments arguing that the requirements for a fixed establishment given by decisions of the ECJ are not met. The Company believes that the appeal will have high probability to be successful and that the VAT assessment will be reduced to the original level prior to the audit. Therefore the Company did not recognize these value-added tax arrears in the present historical financial information. The legal opinion of the Company is supported by leading national VAT experts, and can also be derived from decisions on similar cases of Austrian appellate authorities.

Based on the opinion of experts, Management of the Company expects the assessment of VAT for the audited period to be reduced to the assessment before audit and creating no impact to the tax assessments for periods after the audited period. However, should the tax assessment notice be upheld by the courts of appeal, or by the Supreme Court in any legal proceedings, this would have a significant negative impact on the assets, financial situation and profitability of the Company. Applying the same assessments to periods subsequent to the periods under assessment, although some circumstances have changed, the nominal value of the worst case scenario amounts to EUR 123,500 thousand.

Other obligations

The Company is subject to significant future financial obligations resulting from existing marketing agreements. These agreements include not only fixed but significant variable components and clauses for the reimbursement of costs.

Future payments due under existing rental and leasing agreements amount to EUR 70,128 thousand (as of 31 Dec. 2009: EUR 62,854 thousand). Of these, EUR 14,026 thousand (as of 31 Dec. 2009: EUR 12,571 thousand) are due within one year and EUR 56,102 thousand (as of 31 Dec. 2009: EUR 50,283 thousand) within the next five years. The total amount of these liabilities cannot be estimated due to the indefinite duration of the agreements. Regarding rental and lease expenses, please refer to note (21) to the statement of financial position and income statement for further information.

During the period the Group entered into contracts to purchase plant and equipment for EUR 310 thousand (as of 31 Dec. 2009: EUR 0) and intangible assets for EUR 6 thousand (as of 31 Dec. 2009: EUR 0).

The Company has an obligation to pay EUR 2,880 thousand (as of 31 Dec. 2009: EUR 2,880 thousand) to an investment fund.

Following the passing of the US Unlawful Internet Gambling Enforcement Act in 2006, bwin Group decided to cease its real-money operations on the American market. The new legislation does not offer any information on the treatment of the poker and casino games previously offered by bwin Group, and the possibility of liabilities arising in this respect cannot be ruled out. However, the Company considers the likelihood to be remote. After the exit from the US market, bwin Group entered into agreements with the former owners during 2007 and 2008 to waive contingent purchase price liabilities. Under certain conditions, in case of a re-entry in the US market of bwin Group the waived liabilities will become effective again as claims to variable shares in profit amounting to approximately 29 % of the net gaming revenues in the US market over a period of 5 years (however until 31 December 2020 at a maximum). The total amount is limited to EUR 79,944 thousand (as of 31 Dec. 2009: EUR 79,944 thousand). Consistent with previous years, the newly agreed contingent purchase price liability was not recognized, since the Company cannot reliably estimate when and under which circumstances a re-entry into the US market would be possible.

As of the reporting date, the Company guaranteed for liabilities of bwin e.K. in the amount of EUR 796 thousand (as of 31 Dec. 2009: EUR 527 thousand). bwin AG also made financial commitments to bwin e.K. up to a maximum amount of EUR 6,500 thousand (as of 31 Dec. 2009: EUR 6,500 thousand) that may become due under various conditions. Furthermore the Company has agreed to bear certain expenses of bwin e.K., in particular marketing expenses, general and legal fees as well as for fines and specified taxes.

In connection with non-consolidated investments in affiliated companies (BWIN INTERACTIVE ENTERTAINMENT SA (PTY) LTD.), the Company has an obligation to make payments amounting to EUR 500 thousand (as of 31 Dec. 2009: EUR 500 thousand) relating to capital contributions and has committed to granting loans amounting to EUR 1,900 thousand (as of 31 Dec. 2009: EUR 1,900 thousand).

In 2008, bwin AG pledged a total of EUR 6,000 thousand as security for a bank guarantee in respect of the license granted to Winners Apuestas S.A. (formerly BETBULL BWIN ESPAÑA S.A.). Additionally in 2008, bwin AG also pledged an amount of EUR 3,600 thousand as security for Betbull Holding SE (see note (9) to the statement of financial position and income statement), which is secured by a lien on the equity investments of Betbull Holding SE.

The Company is subject to financial obligations amounting to EUR 13 thousand (as of 31 Dec. 2009: EUR 13 thousand) arising from capital contributions for companies established.

In the Merger Implementation Agreement concluded with PartyGaming Plc. bwin AG agreed to pay, under certain circumstances, a break fee amounting to EUR 12.7 million.

5. OPTIONS

Employee Stock Option Plan (ESOP)

An employee stock option plan was introduced in February 2000 in the lead-up to the Company’s initial public offering.

The purpose of the ESOP is to issue options for the purchase of bwin AG shares by members of the Executive Board and entitled employees. Several Annual General Meetings held up to 2008 increased the maximum number of options to 4,500,000. The Annual General Meeting of 19 May 2009 set the conditional capital to service the ESOP to EUR 3,270,000. Taking the exercises effected up to the date of this resolution (2,334,902 shares) into account, the total volume of the ESOP amounts to 5,604,902 shares. The ESOP specifies details of the maturity, expiry, exercise price and exercise period of these options.

The exercise price of these options is equivalent to the market value of the shares (5-day average) at the time the options were granted by the Supervisory Board committee (in the case of Executive Board members) or the Executive Board. Of the options granted under the ESOP up to mid of 2005, one third may be exercised immediately on being granted, a further third after a period of one year, and the remaining third after two years. A revised version of the ESOP regulations published during the financial year 2005 extended the exercise periods with a view to keeping staff with the Company for a longer period. Under the new exercise provisions in effect since then, one fifth of the options granted may each be exercised after a period of one year. All options issued have a term of 10 years, beginning at the date of the grant. The options granted under the ESOP are not transferable.

Performance-based options for Executive Board (apart from ESOP)

During the financial years 2003 and 2004, members of the Executive Board of bwin AG were granted a total of 1,700,000 performance-based options. Due to the achievement of the performance parameters for the financial years 2003, 2004 and 2005, a total of 1,668,000 of these options became exercisable with the approval of the respective historical financial information. The performance-based options were serviced from the Company’s authorized capital. The options have a term of ten years from the time the exercise conditions for the relevant financial year are met. These options are transferable.

On 31 March 2007, another 1,228,436 performance-based options were granted to members of the Executive Board of the Company. The exercise price and vesting conditions are linked to the performance of the stock exchange price. Subject to the vesting conditions being met (essentially a 26% annual increase in the stock exchange price in the first, second, and third year after the granting), one third of the options could have vested in each of the years 2008, 2009 and 2010. Additionally, these options also could have vested if an annual average increase in the share price of 26% over a period of several years is achieved. The period for determining the exercise price and the performance criteria has been based on the 90-day average price prior to 31 March of the respective year. Based on a resolution of the Supervisory Board taken in March of 2010, the last vesting period of the first tranche of the options was changed to end as of 18 May 2010. Due to the achievement of the performance parameters a total of 1,228,436 options became exercisable.

Also in the financial year 2007, a total of 320,000 performance-based options were issued to members of the Supervisory Board of the Company in accordance with the resolution of the Annual General Meeting on 22 May 2007. Subject to the vesting conditions being met (essentially a 26% annual increase in the share price in the first, second, and third year after the granting), one third of these options could have vested in each of the years 2008, 2009 and 2010. Additionally, these options also could have vested if an annual average increase in the share price of 26% over a period of several years is achieved. The exercise price of the each of the individual tranches has been based on the 90-day average price prior to 22 May of the previous year. Due to the achievement of the performance parameters two tranches with a total of 213,335 options became exercisable.

For the performance based options granted in 2007, a probability of occurrence for market conditions of 80% was used for recording the expenses for the performance options. In 2010, based on the change of the vesting period for the first tranche for the Executive Board, the probability of occurrence for market conditions has been changed to 90%.

Performance-based Options granted to employees and third parties

In 2007, an option agreement for the granting of 80,000 performance-based options was concluded with Thomas Talos, the Company’s legal representative of many years. These options are linked to the same conditions as the options issued to the Executive Board of the Company (see above). A probability of occurrence for market conditions of 80% was used for recording the expenses for the performance options granted. In 2010, based on the change of the vesting period, the probability of occurrence for market conditions has been partially changed to 90%.

In 2010 a total of 100,000 performance based options in two tranches of 50,000 each were granted to a senior executive. The vesting conditions are linked to the performance of the stock exchange price for the years 2011 and 2012. Subject to the vesting conditions being met (if the 30 days average of the stock price exceeds EUR 37.50 in 2011 for the first tranche or EUR 62.50 in 2012 for the second tranche respectively) the tranche could vest in 2011 and 2012.

Additionally, these options also could vest in case of occurrence of certain change of control circumstances. For the first tranche of this options an optional right for a cash based settlement was contractually agreed.

Due to the announcement of the planned merger of the bwin Group with PartyGaming Plc. the change of control circumstances occurred and the options vested. The option for a cash based settlement can be exercised and thus, based on an underlying Black Scholes valuation using specified market parameters, a liability of EUR 1,783 thousand has been recognized.

Measurement in accordance with IFRS 2

The non-cash expense for share based payments is measured and recognized in accordance with the provisions of IFRS 2 using the following parameters:

	30 Sep 2010	31 Dec 2009

Exercise price	EUR 11.07-67.9	EUR 9.095-67.9
Volatility*	34.74%-141.86%	38.86%-141.86%
Periods to exercise date	1.25-10.0 years	1.25-6.25 years
Dividend yields	0%	0%
Interest rate	3.5%-4.5%	3.5%-4.5%

* The volatility is calculated on the basis of the stock exchange price performance equivalent to the expected term of the options.

Overall development of options

The following table shows the development of outstanding (issued) options:

	Total

	1. Jan. – 30 Sep. 2010 units	1. Jan. – 30 Sep. 2010 units Average exercise price	1 Jan. – 31 Dec. 2009 units (unadjusted)	1 Jan. – 31 Dec. 2009 units Average exercise price

Options outstanding as of the beginning of period	3,262,425	19.96	3,808,296	19.96
Options issued	236,670	39.28	276,500	25.90
Options exercised	283,292	13.86	686,978	13.75
Options forfeited	198,265	22.95	135,393	20.37

Options outstanding as of 31 Dec	3,017,538	22.20	3,262,425	19.96

The following table shows the development of outstanding (issued) options:

	Thereof relevant for IFRS 2

	1 Jan. – 30 Sep. 2010 units	1 Jan. – 30 Sep. 2010 units Average exercise price	1 Jan. – 31 Dec. 2009 units (unadjusted)	1 Jan. – 31 Dec. 2009 units Average exercise price

Options outstanding as of the beginning of period	3,207,452	20.30	3,730,790	20.30
Options issued	236,670	39.28	276,500	25.90
Options exercised	241,223	15.53	664,445	13.93
Options forfeited	198,265	22.95	135,393	20.37

Options outstanding as of 31 Dec	3,004,634	22.27	3,207,452	20.30

The status of the options as of 30 September 2010 was as follows:

	Options Exercised (total)	Options available (not issued)	Options outstanding	Of which exercisable as of reporting date	Exercise price of options outstanding EUR	Market value of options outstanding as of reporting date EUR	Expense to be recorded EUR

Options granted under ESOP
of which to members of Executive Board:

Manfred Bodner	500,000	0	0	0	0	0	0
Norbert Teufelberger	500,000	0	0	0	0	0	0

	1,000,000	0	0	0	0	0	0
of which to senior executives and employees	895,579	0	751,691	337,921	1.50-62.61	17,157,896	3,352,673
of which to employees of subsidiaries	668,079	0	729,908	187,108	1.50-67.92	16,837,039	1,700,459
of which to employees who have resigned	571,170	0	14,168	14,168	1.50-20.75	362,854	53,543

	2,134,828	947,307	1,495,767	539,197		34,357,789	5,106,675

Total ESOP	3,134,828	947,307	1,495,767	539,197		34,357,789	5,106,675

Performance-based options to (former) members of the Executive and Supervisory Boards (apart from ESOP)

of which to members of Executive Board:
Manfred Bodner	0		614,218	614,218	17.14-21.91	13,030,918	737,596
Norbert Teufelberger	0		614,218	614,218	17.14-21.91	13,030,918	737,596
Hannes Androsch	0		66,668	66,668	21.08-21.53	1,677,792	59,511
Alexander Knotek	0		40,000	40,000	21.08-21.53	1,006,669	35,706
Per Afrell	0		26,667	26,667	21.08-21.53	671,123	29,756
Helmut Kern	0		26,667	26,667	21.08-21.53	671,123	29,756
Herbert Schweiger	0		26,667	26,667	21.08-21.53	671,123	29,756
Georg Riedl	0		26,667	26,667	21.08-21.53	671,123	29,756
Former members	0		0	0	0	0	0

Total ESOP	68,000	0	1,441,772	1,441,772		31,430,789	1,689,433
Options granted to third parties
Of which for acquisitions	0
of which for services rendered	0		80,000	80,000	21.19-21.91	1,651,608	87,411

Total options granted to third parties	0	0	80,000	80,000		1,651,608	87,411

Total options outstanding	3,202,828	947,307	3,017,538	2,060,968		67,440,186	6,883,519

In 2010, the effect on share based payment expense resulting from the change of the vesting period for the first tranche of the performance options for the Executive Board and third parties amounted to EUR 982 thousand.

The status of the options as of 31 December 2009 was as follows:

	Options Exercised (total)	Options available (not issued)	Options outstanding	Of which exercisable as of reporting date	Exercise price of options outstanding EUR	Market value of options outstanding as of reporting date EUR	Expense to be recorded EUR
Options granted under ESOP
of which to members of Executive Board:

Manfred Bodner	500,000	0	0	0	0	0	0
Norbert Teufelberger	500,000	0	0	0	0	0	0

	1,000,000	0	0	0	0	0	0
of which to senior executives and employees	762,931	0	876,906	332,509	1.50-62.61	25,171,175	1,970,480
of which to employees of subsidiaries	590,617	0	757,083	188,370	1.50-67.92	21,416,636	2,130,690
of which to employees who have resigned	497,988	0	0	0	0	0	7.808

	1,851,536	1,119,377	1,633,989	520,879		46,587,811	4,108,978

Total ESOP	2,851,536	1,119,377	1,633,989	520,879		46,587,811	4,108,978

Performance-based options to (former) members of the Executive and Supervisory Boards ( apart from ESOP)

of which to members of Executive Board:
Manfred Bodner	800,000		614,218	0	17.14-21.91	15,264,665	2,076,429
Norbert Teufelberger	800,000		614,218	0	17.14-21.91	15,264,665	2,076,429
Hannes Androsch	0		100,000	0	21.08-27.28	2,417,327	330,461
Alexander Knotek	0		60,000	0	21.08-27.28	1,450,396	198,277
Per Afrell	0		40,000	0	21.08-27.28	966,931	132,184
Helmut Kern	0		40,000	0	21.08-27.28	966,931	132,184
Herbert Schweiger	0		40,000	0	21.08-27.28	966,931	132,184
Georg Riedl	0		40,000	0	21.08-27.28	966,931	132,184
Former members	68,000		0	0		0

Total ESOP	1,668,000	0	1,548,436	0		38,264,776	5,210,332

Options granted to third parties
Of which for acquisitions	190,000
of which for services rendered	31,000		80,000	0	21.19-21.91	1,686,294	103,306

Total options granted to third parties	221,000	0	80,000	0		1,686,294	103,306

Total options outstanding	4,740,536	1,119,377	3,262,425	520,879		86,538,880	9,422,616

The remaining terms of all options presented are between two and ten years.

Developments in nine months period ending 30 September 2010:

	Exercise Price EUR	Value of options exercised EUR	Options issued	Options Exercised

Options granted under ESOP
of which to members of Executive Board:

Manfred Bodner	0	0	0	0
Norbert Teufelberger	0	0	0	0

		0	0	0
of which to senior executives and employees	1.5-29.36	4,157,487	151,670	159,586
of which to employees of subsidiaries	1.5-20.98	2,138,879	85,000	95,644
of which to employees who have resigned	9.1-29.14	568,319	0	28,062

		6,864,685	236,670	283,292

	Performance-based options to (former) members of the Executive and Supervisory Boards ( apart from ESOP)

of which to members of Executive Board:
Manfred Bodner		0	0	0
Norbert Teufelberger		0	0	0
Hannes Androsch		0	0	0
Alexander Knotek		0	0	0
Per Afrell		0	0	0
Helmut Kern		0	0	0
Herbert Schweiger		0	0	0
Georg Riedl		0	0	0
Former members		0	0	0

	0	0	0	0

Options granted to third parties
Of which for acquisitions	0	0	0
of which for services rendered	0	0	0

Total options granted to third parties	6,864,685	236,670	283,292

Developments in the period 1 Jan. - 31 December 2009:

	Exercise Price EUR	Value of options exercised EUR	Options issued	Options Exercised

Options granted under ESOP
of which to members of Executive Board:

Manfred Bodner	0	0	0	0
Norbert Teufelberger	0	0	0	0

		0	0	0
of which to senior executives and employees	5.33-24.64	4,594,810	106,500	259,469
of which to employees of subsidiaries	9.1-23.59	3,959,440	167,500	221,500
of which to employees who have resigned	1.5-29.44	4,131,127	2,500	148,009

		12,685,378	276,500	628,978

	Performance-based options to (former) members of the Executive and Supervisory Boards ( apart from ESOP)

of which to members of Executive Board:

Manfred Bodner	0	0	0
Norbert Teufelberger	0	0	0

Hannes Androsch	0	0	0

Alexander Knotek	0	0	0

Per Afrell	0	0	0
Helmut Kern	0	0	0
Herbert Schweiger	0	0	0

Georg Riedl	0	0	0

Former members	378,740	0	58,000

	378,740	0	58,000

Options granted to third parties
Of which for acquisitions	0	0	0
of which for services rendered	0	0	0

Total options granted to third parties	13,064,116	276,500	686,987

The fair value of the outstanding options as of 30 September 2010 was measured using the Black Scholes option pricing model. The following measurement parameters were used:

	30 Sep. 2010	31 Dec. 2009

Share price	EUR 38.05	EUR 41.74
Exercise price	EUR 1.5-67.92	EUR 1.5 - 67.92
Volatility	41.38%-86.87%	57.06% - 128.92%
Periods to exercise date	1.25-10.0 years	1.25 - 6.25 years
Interest rate	2.5-3.9%	3.5%

The weighted average fair value of the options exercised during the financial year was EUR 24.23 (for the period 1 January to 31 December 2009: EUR 18.47).

6. PURCHASE OF TREASURY SHARES

The Annual General Meeting held on 18 May 2010 passed a resolution (and at the same time revoked the authorization of the Executive Board resolved at the meeting held 21 May 2008 - to the extent it had not been utilized) in accordance with section 65, para. 1, sub-para. 8 of the Stock Corporation Act authorizing the Executive Board to buy back up to 10% of the Company’s shares for a period of 30 months from the date of the resolution at a minimum price of EUR 1 and a maximum price of EUR 150 per share. The proportion of the share capital accounted for by treasury shares is limited to 10%. Furthermore, the Executive Board was also authorized to retire shares or, with the Supervisory Board’s approval up to and including 17 May 2015, to sell shares by means other than on the stock exchange or by public offering, optionally with partial or complete exclusion of shareholders’ subscription rights. The Executive Board was authorized to exercise this authority once or several times, and in its entirety or in parts.

7. CONDITIONAL AND AUTHORIZED CAPITAL

Conditional capital

In accordance with a resolution passed by the Company’s Extraordinary General Meeting held on 27 January 2006, the Executive Board was authorized in accordance with section 174 para. 2 of the Stock Corporation Act and subject to the approval of the Supervisory Board, to issue convertible bonds, which grant the holders subscription and/or conversion rights of up to 4,500,000 shares in the Company. The authorization was given for a period of 5 years from the day of authorization. The convertible bonds may be issued in several tranches, and the Executive Board was also authorized to determine all conditions of issue of the bonds, in particular the terms, issue price, interest rate, conversion price, conditions of conversion and anti-dilution provisions. The Executive Board may service these bonds using conditional capital, treasury shares or a combination of conditional capital and treasury shares.

The Annual General Meeting held on 19 May 2009, passed a resolution relating to an increase in the Company’s conditional capital in accordance with section 159, para. 2, subpara. 3 of the Stock Corporation Act by up to EUR 3,270,000 to service stock options for employees. Taking into account stock options already serviced and the capital increase from Company funds, the total volume of the ESOP is now 5,604,902 options (as of 31 Dec. 2009: 5,604,902), 974,307 (as of 31 Dec. 2009: 1,119,377) of which have not yet been granted.

Please refer to section 5 “Options” for further information on the resolutions of the Annual General Meeting on the issue of options from the conditional capital under the Employee Stock Option Plan (“ESOP”).

Authorized capital

The Annual General Meeting held on 22 May 2007 authorized the Executive Board (and at the same time revoked the authorization resolved at the meeting held 17 May 2006) for a period ending 21 May 2012 to increase the company’s share capital by a maximum of EUR 16,300,000, in several tranches if necessary, with the Supervisory Board’s approval. This increase was to be effected by issuing up to 16,300,000 non-par value bearer shares for payment in cash or in kind, optionally with partial or complete exclusion of shareholders’ subscription rights. The Executive Board is also authorized to determine, in agreement with the Supervisory Board, the terms of issue if necessary, in particular the issue price, the nature of the contribution in kind, the nature of the share rights and exclusion of subscription rights as well as the possible issue of the shares by indirect subscription rights. The Supervisory Board was authorized to resolve any amendments to the Articles of Association resulting from the issue of shares from authorized capital.

Servicing performance based options amounting to EUR 58 thousand and following the capital increase in course of the acquisition of the Gioco Digitale group in the amount of EUR 2,300 thousand, the available authorized capital amounts to EUR 13,942,000 (as of 31 Dec 2009: EUR 13,942,000).

An amount of EUR 1,521,771 (as of 31 Dec. 2009: EUR 1,628,436) of this authorized capital has been reserved to service options already issued.

8. SIGNIFICANT EVENTS AFTER THE REPORTING DATE

With the acquisition contract dated 11 August, 2010 bwin Group acquired all shares of Winners Apuestas S.A. from Betbull Holding SE for a total cash purchase price of EUR 4,000 thousand. Closing occurred on 2 October 2010. The share of net assets at closing date amounted to EUR 1,072 thousand resulting in a difference of EUR 2,928 thousand. In course of a preliminary purchase price allocation the difference has been allocated to a licence of Winners Apuestas S.A. with a useful life of 5 years. As a condition precedent to this transaction Betbull Holding SE has been fully released from all guarantees and pledges with reference to the license granted to Winners Apuestas S.A. As a consequence bwin’s contingent liabilities increased from EUR 9,600 thousand to EUR 12,000 thousand.

In October 2010 the Austrian tax authority announced to the Company that it will initiate an additional tax audit for the parent company with reference to payroll related taxes and duties for the periods 2007 to 2009.

PART 12

DOCUMENTS INCORPORATED BY REFERENCE

The following information, available free of charge in electronic format through PartyGaming’s website at www.partygaming.com or in printed format from PartyGaming’s registered office at 711, Europort, Gibraltar, is incorporated by reference in this document.

Reference document	Information incorporated by reference	Page number in the reference documents

Third Quarter Key Performance Indicators and Interim Management Statement dated 22 October 2010	Consolidated Key Performance Indicators (excluding network services and WPT)	2-3

	Appendix	4

PartyGaming Plc unaudited interim accounts for the period from 1 January 2010 to 30 June 2010	Consolidated statement of comprehensive income	18

	Consolidated statement of financial position	19

	Consolidated statement of cashflows	21

	Notes to the Consolidated Financial Statements (including accounting policies)	22-33

PartyGaming Plc unaudited interim accounts for the period from 1 January 2009 to 30 June 2009	Consolidated statement of comprehensive income	19

	Consolidated statement of financial position	20

	Consolidated statement of cashflows	22

	Notes to the Consolidated Financial Statements (including accounting policies)	23-34

Where these documents make reference to other documents, such other documents are not incorporated into and do not form part of this document.

DEFINITIONS

‘Admission’

the admission of the New Shares and the readmission of the Existing PartyGaming Shares to the premium listing segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities;

‘All-Employee Plan’	the PartyGaming All-Employee Option Plan;

‘Androsch Irrevocable’

the irrevocable undertaking between Androsch Privatstiftung, Dr Hannes Androsch, PartyGaming Plc and bwin Interactive Entertainment AG under which Androsch Privatstiftung and Dr Hannes Androsch each undertakes to, inter alia, vote in favour of the Merger at the bwin EGM;

‘Androsch Privatstiftung’	a private Austrian foundation of the same name established by, among others, Dr Hannes Androsch;

‘Articles’ or ‘Articles of Association’	the articles of association of PartyGaming Plc on the date of this document;

‘Austria’	the Republic of Austria;

‘Austrian Pre-Merger Legality Certificate’	certificate conclusively attesting to the completion of the pre-Merger acts and formalities in Austria;

‘avatar’

a computer user’s representation of the user or the user’s alter ego, whether in the form of a three-dimensional model used in computer games or a two-dimensional icon (picture) used on Internet forums and other communities;

‘B2B’	business-to-business;

‘B2C’	business-to-consumer;

‘B2G’	business-to-government;

‘BBP’	the Combined Group Bonus Banking Plan;

‘BDO’	BDO LLP, a limited liability partnership registered in England and Wales (registered number OC305127);

‘Board’	the board of Directors of the Company from time to time from the Completion Date;

‘Bonus Banking Plan’ or ‘BBP’	the Combined Group Bonus Banking Plan, which is described in paragraph 10.4.1 of Part 9 ‘Additional Information’;

‘bots’	automated computer programmes that play poker automatically;

‘BSP’	the Combined Group Bonus & Share Plan;

‘Business Day’	a day (other than a Saturday or a Sunday or public holiday) on which banks are open for business (other than solely for trading and settlement in euro) in London, Vienna and Gibraltar;

‘bwin’	bwin Interactive Entertainment AG and its subsidiaries and associated undertakings from time to time;

‘bwin Directors’	the directors of the management and supervisory boards of bwin Interactive Entertainment AG from time to time;

‘bwin EGM’	an extraordinary general meeting of bwin Interactive Entertainment AG to be duly convened and held to consider and, if thought fit, approve the bwin Resolutions, and any adjournment thereof;

‘bwin Employees’	the employees of bwin, from time to time;

‘bwin ESOP’	the bwin Employee Stock Option Plan;

‘bwin Interactive Entertainment AG’	bwin Interactive Entertainment AG, incorporated in Austria with registered number FN1664490 with its registered office at Börsegasse 11, 1010 Vienna, Austria;

‘bwin Management Option’	arrangements other than the bwin ESOP under which performance-based options have being granted over Existing bwin Shares to bwin’s executive board and others;

‘bwin Option Plans’	the bwin ESOP and the bwin Management Option;

‘bwin.party’	bwin.party digital entertainment plc, being PartyGaming Plc after its change of name, or the Combined Group, as the context requires;

‘bwin.party Shares’	the New Shares together with the Existing PartyGaming Shares;

‘bwin.party Shareholders’	holders of bwin.party Shares;

‘bwin Relationship Agreement’	the relationship agreement dated 29 July 2010 between bwin Interactive Entertainment AG and the Principal bwin Shareholders governing the relationship between the parties following Completion;

‘bwin Resolutions’	the resolutions required to approve the Merger to be proposed at the bwin EGM;

‘Carlo Corrado Umberto Gualandri, Roberta Columbo, Carlo D’Acunto and Fausto Gimondi Irrevocable’

the irrevocable undertaking between Carlo Corrado Umberto Gualandri, Roberta Columbo, Carlo D’Acunto, Fausto Gimondi and bwin Interactive Entertainment AG under which Carlo Corrado Umberto Gualandri, Roberta Columbo, Carlo D’Acunto and Fausto Gimondi each undertakes, inter alia, to vote in favour of the Merger at the bwin EGM;

‘Cash Compensation’	the cash compensation €23.52 per Existing bwin Share payable to certain Existing bwin Shareholders in accordance with section 10 of the Austrian EU Mergers Act (EU-Verschmelzungsgesetz);

‘CJEU’	Court of Justice of the European Union;

‘Clean EBITDA’

the earnings before interest, tax, depreciation, amortisation, the provision for costs associated with the NPA, reorganisation income and costs, non-cash adjustments to net revenue that are non-recurring in nature, non-cash charges relating to share based payments, and exchange gains and losses;

‘Clean EPS’

EPS before the provision for costs associated with the Group’s NPA, reorganisation costs, non-recurring adjustments to revenue, non-cash charges relating to share-based payments and release of tax provisions;

‘Combined Group’	the group of companies that will, following Completion, comprise the Company and its subsidiaries and associated undertakings from time to time;

‘Commercial Register Vienna’	the commercial register (Firmenbuch) maintained (in the case of bwin) by the Vienna Commercial Court (Handelsgericht Wien);

‘Committee’	the Remuneration Committee;

‘Company’	PartyGaming Plc which is proposed to be renamed bwin.party digital entertainment plc upon Completion of the Merger;

‘Company’s Board’	the board of directors of the Company from time to time from the Completion Date;

‘Company’s Directors’ or ‘Directors of the Company’	the directors of the Company from time to time from the Completion Date;

‘Completion’	completion of the Merger and Admission;

‘Completion Date’	the date of Completion;

‘Conditions’	the conditions to the Merger as described in Part 1 ‘Information on the Merger’ of this document, the full details of which are set out in the Merger Implementation Agreement;

‘Court’	the Supreme Court in Gibraltar;

‘Court Order’	the order of the Court sanctioning the Merger under regulation 16 of the Gibraltar Merger Regulations;

‘CREST’	the UK-based system for the paperless settlement of trades in listed securities, of which Euroclear UK and Ireland Limited is the operator;

‘Cross-Border Mergers Directive’	Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies;

‘Custodian’	the Depositary or its nominated custodian, as described in paragraph 1 of Part 8 ‘Depositary Interests’;

‘DdoS’	delivered denial of service;

‘Deed Poll’	a deed poll executed by the Depositary in favour of the holders of Depositary Interests from time to time;

Deloitte Audit Wirtschaftsprüfungs GmbH’v	Deloitte Audit Wirtschaftsprüfungs GmbH, a company registered in Austria with the Austrian Commercial Registry under FN 36059d and its registered office at Renngasse 1/Freyung, 1013 Vienna, Austria;

‘Deloitte Limited’	Deloitte Limited, a company registered in Gibraltar with company number 97704 and its registered office at Merchant House, 22/24 John Mackintosh Square, Gibraltar;

‘Depositary’ or ‘Capita IRG Trustees’	Capita IRG Trustees Limited;

‘Depositary Agreement’	the depositary agreement dated 14 June 2005 between the Company and Capita IRG Trustees Limited;

‘Depositary Interests’	the dematerialised depositary interests in respect of the Existing PartyGaming Shares and, following Completion, the bwin.party Shares issued or to be issued by the Depositary;

‘Deutsche Bank’	Deutsche Bank AG, London branch;

‘Directors’	the Existing Directors, the Proposed Directors and the proposed chairman of the board, Simon Duffy;

‘Disclosure and Transparency Rules’ or ‘DTR’s’	the disclosure and transparency rules made by the UK Listing Authority under Part VI of FSMA, as amended;

‘download client’	a means of delivering software to a PC user, which allows the PC user to physically download the software and install it on the user’s PC

‘EBIT’	earnings before interest and taxes;

‘EBITDA’	earnings before interest, taxes, depreciation and amortisation;

‘EEA’	European Economic Area;

‘Effective Date’	the date on which the Court Order comes into full effect without being subject to any conditions, provided that such date shall be a Trading Day in Vienna and London

‘EMEA’	Europe, Middle East and Africa;

‘Emerald Bay Limited’	a company owned by Ruth Monicka Parasol DeLeon, one of the founders of PartyGaming Plc;

‘Emerald Irrevocable’

the irrevocable undertaking between Emerald Bay Limited, PartyGaming Plc and bwin Interactive Entertainment AG under which Emerald Bay Limited undertakes to, inter alia, vote in favour of the Merger at the PartyGaming EGM;

‘Employees’	the PartyGaming Employees, the bwin Employees or all of them, as the context requires;

‘EOL’	Empire Online Limited;

‘EPS’	earnings per share;

‘ESOP’	the PartyGaming Executive Share Option Plan;

‘Euroclear’	Euroclear UK & Ireland Limited, the operator of CREST;

‘Exchange Ratio’

the number of New Shares that will be allotted and issued to Existing bwin Shareholders at Completion in consideration for each Existing bwin Share held by them (provided they have not requested cash compensation pursuant to Section 10 of the Austrian EU Mergers Act (EU Verschmelzungsgesetz) and shall be 12.23;

‘Executive Directors’	Jim Ryan, Norman Teufelberger, Martin Weigold and Joachim Baca

‘Existing bwin Shareholders’	holders of Existing bwin Shares;

‘Existing bwin Shares’	shares of no par value in the capital of bwin Interactive Entertainment AG in issue from time to time;

‘Existing Directors’	the current PartyGaming Directors who will remain as Directors of the Company, as set out in Part 3, ‘Directors and Corporate Governance’;

‘Existing PartyGaming Shareholders’	holders of Existing PartyGaming Shares;

‘Existing PartyGaming Shares’	the ordinary shares of 0.015p each in the capital of PartyGaming Plc in issue from time to time and which, with effect from Completion, will be bwin.party Shares;

‘FSA’	the UK Financial Services Authority;

‘FSMA’	the UK Financial Services and Markets Act 2000, as amended;

‘GGR’	gross gaming revenue;

‘Gibraltar Companies Act’	the Companies Act 1930 of Gibraltar (as amended or re-enacted);

‘Gibraltar Companies Registrar’	the Registrar of Companies in Gibraltar;

‘Gibraltar Merger Regulations’	The Gibraltar Companies (Cross-Border Mergers) Regulations 2010 (as amended);

‘Gibraltar Register of Companies’	the register kept by the Gibraltar Companies Registrar pursuant to the provisions of section 346 of the Gibraltar Companies Act;

‘GoG’	Government of Gibraltar

‘Gross Gaming Yield’	amount of total wagers kept by gaming operators, or the total amount wagered less prize money and other prizes;

‘group’	in relation to any person, that person and any entities directly or indirectly controlling, controlled by or under common control with such person;

‘GSPP’	the Combined Group’s Global Share Purchase Plan;

‘H2GC’	H2 Gambling Capital;

‘HMRC’	HM Revenue and Customs;

‘IFRS’	International Financial Reporting Standards as adopted by the European Union;

‘IOG’	Intercontinental Online Gaming Limited;

‘JR Irrevocable’	the irrevocable undertaking between Jim Ryan, PartyGaming Plc and bwin Interactive Entertainment AG under which Jim Ryan undertakes to, inter alia, vote in favour of the Merger at the PartyGaming EGM;

‘key product verticals’	the key products provided by PartyGaming and bwin;

‘KPIs’	key performance indicators;

‘KPMG Audit Plc’	KPMG Audit Plc, a limited liability partnership registered in England and Wales (registered number OC301540);

‘KPMG Austria’	KPMG Austria GmbH, registered in Austria (No. FN 269873y, Commercial Register of the Vienna Commercial Court);

‘Listing Rules’	the listing rules made by the UK Listing Authority under Part VI of FSMA, as amended;

‘London Stock Exchange’	London Stock Exchange plc, together with any successors thereto;

‘Longstop Date’	29 July 2011 or such later date as PartyGaming Plc and bwin Interactive Entertainment AG may agree in writing;

‘Members States’	countries that are members of the European Union;

‘Merger’

the proposed combination of PartyGaming Plc and bwin Interactive Entertainment AG pursuant to the Cross-Border Mergers Directive (2005/56/EC) and in accordance with the terms of, and subject to, the conditions in the Merger Implementation Agreement;

‘Merger Implementation Agreement’	the agreement dated 29 July 2010 between PartyGaming Plc and bwin Interactive Entertainment AG setting out the terms and conditions of, and the arrangements for the implementation of, the Merger;

‘Merger Plan’	the terms of merger including the particulars specified by the Cross-Borders Mergers Directive and such other particulars as PartyGaming Plc and bwin AG have agreed;

‘Model Code’	the model code on share dealing as set out in Annex 1 to Listing Rule 9 of the Listing Rules;

‘MW Irrevocable’

the irrevocable undertaking between Martin Weigold, PartyGaming Plc and bwin Interactive Entertainment AG under which Martin Weigold undertakes to, inter alia, vote in favour of the Merger at the PartyGaming EGM;

‘New Articles’	the articles of association of the Company to take effect upon the Merger becoming effective

‘New Media Gaming and Holding Limited’	a company of the same name owned by Manfred Bodner and Norbert Teufelberger, two of the founders of bwin Interactive Entertainment AG;

‘New Media Irrevocable’

the irrevocable undertaking between New Media Gaming and Holding Limited, PartyGaming Plc and bwin Interactive Entertainment AG under which New Media Gaming and Holding Limited undertakes to, inter alia, vote in favour of the Merger at the bwin EGM;

‘New Shares’	the ordinary shares of 0.015p in the capital of the Company, proposed to be issued, credited as fully paid, to Existing bwin Shareholders pursuant to the Merger;

‘Nominated Directors’

a non-executive director of the Company appointed by James Russell DeLeon and Ruth Monicka Parasol DeLeon pursuant to the terms of the PartyGaming Relationship Agreement or by the Principal bwin Shareholders pursuant to the terms of the bwin Relationship Agreement, in each case as described in paragraph 13.1.2 and 13.1.3 of Part 9 ‘Additional Information’

‘Non-Executive Directors’	Simon Duffy, Manfred Bodner, Rami Lerner, Georg Riedl, Rod Perry, Per Afrell, Tim Bristow, Helmut Kern and Lewis Moonie

‘NPA’ or ‘Non-Prosecution Agreement’	the non-prosecution agreement entered into by PartyGaming with the USAO on 6 April 2009;

‘Official List’	the Official List of the UKLA;

‘Panel’	the Panel on Takeovers and Mergers in the United Kingdom, from time to time, any successor or replacement body;

‘PartyGaming’

PartyGaming Plc and its subsidiaries and associated undertakings from time to time which, for the avoidance of doubt for the purposes of the section of this document headed ‘Working capital’ in Part VI ‘Operating and Financial Review’ and paragraph 19 of Part IX ‘Additional Information’ of this document, include the subsidiaries of bwin Interactive Entertainment AG that will transfer to PartyGaming Plc if the Merger completes;

‘PartyGaming Board’	the board of directors of PartyGaming Plc from time to time, prior to the Merger;

‘PartyGaming Court Hearing’	the hearing (or hearings) by the Court of the petition to sanction the Merger and to grant the Court Order;

‘PartyGaming Directors’	the directors of PartyGaming Plc from time to time, prior to the Merger;

‘PartyGaming EGM’

an extraordinary general meeting of PartyGaming Plc to be duly convened and held in accordance with the PartyGaming EGM Notice to consider and, if thought fit, approve the PartyGaming Resolutions, and any adjournment thereof;

‘PartyGaming EGM Circular’	the circular dated on or about the date of this document and sent by PartyGaming Plc to Existing PartyGaming Shareholders in relation to the Merger, together with the PartyGaming EGM Notice;

‘PartyGaming EGM Notice’	the notice of the PartyGaming EGM sent to Existing PartyGaming Shareholders on or about the date of this document;

‘PartyGaming Employees’	the employees of PartyGaming Plc and of any company in the PartyGaming group, from time to time;

‘PartyGaming Memorandum’ or ‘PartyGaming Memorandum of Association’	the memorandum of association of the Company on the date of this document;

‘PartyGaming Nil-Cost Plan’	PartyGaming Share Option Plan;

‘PartyGaming Plc’

PartyGaming Plc, registered in Gibraltar with registered number 91225 and with its registered office at 711 Europort, Gibraltar (which is proposed to be re-named bwin.party digital entertainment plc upon completion of the Merger);

‘PartyGaming PSP’	PartyGaming Performance Share Plan;

‘PartyGaming Relationship Agreement’

the relationship agreement dated 29 July 2010 between PartyGaming and the Principal PartyGaming Shareholders governing the relationship between the parties following approval of the PartyGaming Resolutions at PartyGaming EGM;

‘PartyGaming Resolutions’	all resolutions required to approve the Merger and matters related to the Merger to be proposed at the PartyGaming EGM;

‘PartyGaming Senior Management’	the senior management of PartyGaming Plc from time to time;

‘Principal bwin Shareholders’	New Media Gaming and Holding Limited and Androsch Privatstiftung;

‘Principal PartyGaming Shareholders’

James Russell DeLeon and Ruth Monicka Parason DeLeon (two of the founders of PartyGaming Plc), together with Stinson Ridge Limited and Emerald Bay Limited, companies owned by Mr. DeLeon and Ms Parasol DeLeon, respectively;

‘Principal Shareholders’	the Principal bwin Shareholders and the Principal PartyGaming Shareholders;

‘Proposed Directors’	the current bwin Directors and Joachim Baca who have agreed to become directors of the Company with effect from Admission, as set out in Part 3 ‘Directors and Corporate Governance’;

‘PSP’	the PartyGaming Performance Share Plan;

‘Qualifying Business Opportunity’

a gaming business opportunity for the purposes of a regulatory process agreement which cannot be implemented without completing a licensing or other gaming regulatory process which a majority of the Directors deemed to be independent under the UK Corporate Governance Code and the Chief Executive Officer or Officers for the time being of the Company consider:

(a) to be in the best interests of the Company and likely to have a material positive effect on the Combined Group’s annual revenue or profits or the Company’s market capitalisation, and

(b) capable of being commenced or completed (as appropriate) within 120 days of completion of the relevant regulatory process;

‘Registrar’	Capita Registrars (Jersey) Limited of 12 Castle Street, St. Helier JE2 3RT, Jersey, the registrars of the Company;

‘Regulatory Process Agreement’

the regulatory process agreement dated 29 July 2010, as amended, between, amongst others, the Principal Shareholders, bwin and PartyGaming to facilitate the exploitation of material new business opportunities by the Combined Group;

‘Relationship Agreements’	the PartyGaming Relationship Agreement and the bwin Relationship Agreement;

‘reseed’	the available win amounts in any given jackpot tier immediately after a jackpot is won;

‘Rollover Option Plan’	the Combined Group Rollover Option Plan;

‘SEC’	the United States Securities and Exchange Commission;

‘Securities Act’	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

‘Stinson Irrevocable’

the irrevocable undertaking between Stinson Ridge Limited, PartyGaming Plc and bwin Interactive Entertainment AG under which Stinson Ridge Limited undertakes to, inter alia, vote in favour of the Merger at the PartyGaming EGM;

‘Stinson Ridge Limited’	a company owned by James Russell DeLeon, one of the founders of PartyGaming Plc;

‘Substantial Shareholder’

a substantial shareholder for the purposes of the Articles, being any person (other than a professional investment fund or fund manager which satisfies the criteria set out in DTR 5.1.5(1) of the Disclosure and Transparency Rules) who has an interest in shares representing five per cent. or more of the issued share capital of the Company at the relevant time;

‘Takeover Code’	the City Code on Takeovers and Mergers;

‘tote betting’ or ‘pari-mutuel betting’

a system of betting pursuant to which customers bet against each other (not against the ‘house’) and the amount of money paid out to winners is determined by the total amount bet less a ‘take-out’ or margin charged by the operator;

‘Trading Day’	a day on which the London Stock Exchange or the Vienna Stock Exchange, as applicable, is scheduled to be open in its regular trading session;

‘UIGEA’	the US Unlawful Internet Gambling Enforcement Act;

‘UK’ or ‘United Kingdom’	the United Kingdom of Great Britain and Northern Ireland;

‘UK Companies Act’	the United Kingdom Companies Act 2006 including any modification or re-enactment of it for the time being in force;

‘UK Corporate Governance Code’

the UK Corporate Governance Code as issued by the Financial Reporting Council dated June 2010 and applying to financial periods on or after 29 June 2010, and in relation to prior periods, the Combined Code on Corporate Governance as issued by the Financial Reporting Council;

‘UK Listing Authority’ or ‘UKLA’

the FSA acting in its capacity as the competent authority for the purposes of Part VI of FSMA, including, where the context so permits, any committee, employee, officer or servant to whom any function of the UK Listing Authority may from time to time be delegated;

‘UK Uncertificated Securities Regulations’	the Uncertificated Securities Regulations 2001 (2001/3755);

‘US’ or ‘United States’	the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

‘US Securities Act’	the US Securities Act of 1933, as amended;

‘USAO’	the US Attorney’s Office for the Southern District of New York;

‘Value Creation Plan’ or ‘VCP’	the Combined Group’s Value Creation Plan, which is described in paragraph 10.4.2 of Part 9 ‘Additional Information’;

‘VAT’	value added tax;

‘Vienna Stock Exchange’	Weiner Börse AG (WBAG), together with any successors thereto; and

‘WPT’	World Poker Tour.